As filed with the Securities and Exchange Commission on April 23, 2025
Securities Act File
No.
333-278966

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective
Amendment No.
Post-Effective Amendment No. 3

Blackstone Private Credit Fund
(Exact name of registrant as specified in its charter)

345 Park Avenue
,
31st Floor
New York
,
NY
(
212
)
503-2100
(Address and telephone number, including area code, of principal executive offices)
Oran Ebel, Esq.
Lucie Enns, Esq.
Blackstone Private Credit Strategies LLC
345 Park Avenue
,
31st Floor
New York
,
NY
10154
(Name and address of agent for service)

COPIES TO:

Rajib Chanda Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001	Kenneth E. Burdon Simpson Thacher & Bartlett LLP 855 Boylston Street, 9th Floor Boston, MA 02116	Benjamin C. Wells Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☒	on May 1, 2025 pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note
This Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on
Form N-2, as
amended
(No. 333-278966)
of Blackstone Private Credit Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material
changes to the Registrant’s prospectus. This Amendment is organized as follows: (a) Prospectus and (b) Part C Information relating to the Registrant.
No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

Prospectus

Blackstone Private Credit Fund
Class I, Class S and Class D Shares
Maximum Offering of $45,000,000,000

Blackstone Private Credit Fund is a Delaware statutory trust that seeks to invest primarily in originated loans and other securities, including broadly syndicated loans, of U.S. private companies and to a lesser extent European and other
non-U.S.
companies. We are externally managed by affiliates of Blackstone Inc. (“Blackstone”), a leading global investment manager. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. Throughout the prospectus, we refer to Blackstone Private Credit Fund as the “Fund,” “BCRED,” “we,” “us” or “our.”
We are a
non-diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Our adviser, Blackstone Private Credit Strategies LLC (the “Adviser”), and our
sub-adviser,
Blackstone Credit BDC Advisors LLC (the
“Sub-Adviser”
and, together with the Adviser, the “Advisers”), are affiliates of Blackstone Alternative Credit Advisors LP (the
“Sub-Administrator”
and, collectively with its affiliates in the credit, asset based finance and insurance asset management business unit of Blackstone, “Blackstone Credit & Insurance” or “BXCI”), which provides certain administrative and other services necessary for the Fund to operate pursuant to a sub-administration
agreement between Blackstone Private Credit Strategies LLC, in its capacity as the administrator to the Fund (in such capacity, the “Administrator” and, together with the
Sub-Administrator,
the “Administrators”), and the
Sub-Administrator.
We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”).
We are offering on a continuous basis up to $45,000,000,000 of our common shares of beneficial interest (“Common Shares”). We are offering to sell any combination of three classes of Common Shares—Class I shares, Class S shares and Class D shares—with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares equals our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Blackstone Securities Partners L.P., the intermediary manager for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.
Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 32 of this prospectus. Also consider the following:

•	There is no assurance that we will achieve our investment objectives.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your Common Shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop prior to any listing.

•	Because you may be unable to sell your Common Shares, you will be unable to reduce your exposure in any market downturn.

•
We have implemented a share repurchase program, but only a limited number of Common Shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•
We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its Common Shares the sale may be subject to taxes even if the Common Shares are sold for less than the original purchase price.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•	We use and continue to expect to use leverage, which will magnify the potential for loss on amounts invested in us.

•
We intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Offering Price to the Public (1)	Proceeds to Us, Before Expenses (2)
Maximum Offering (3)	$45,000,000,000	$45,000,000,000
Class I Shares, per Share	$25.25	$15,000,000,000
Class S Shares, per Share	$25.25	$15,000,000,000
Class D Shares, per Share	$25.25	$15,000,000,000

(1)
Class I shares, Class S shares and Class D shares were initially offered at $25.00 per share, and are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of March 31, 2025.

(2)
No upfront sales load will be paid with respect to Class I shares, Class S shares or Class D shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will also pay the following shareholder servicing and/or distribution fees to the intermediary manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for

Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)
The table assumes that all Common Shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class I shares, 1/3 from the sale of Class S shares, and 1/3 from the sale of Class D shares. The number of Common Shares of each class sold and the relative proportions in which the classes of Common Shares are sold are uncertain and may differ significantly from this assumption.

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 345 Park Avenue, 31st Floor, New York, NY 10154, calling us at (212)
503-2100
or visiting our corporate website located at www.bcred.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

The date of this prospectus is April 23, 2025

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of Common Shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the Common Shares if the donor or grantor is the fiduciary.
In addition, we will not sell Common Shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama
—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.
California
—California residents, in addition to the suitability standards set forth above, must have either (a) a liquid net worth of $70,000 and annual gross income of $70,000 or (b) a liquid net worth of $300,000. Additionally, California residents may not invest more than 10% of their liquid net worth in us. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing investment concentration limit.
Idaho
—Purchasers residing in Idaho must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000.
Iowa
—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded
BDCs to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.
Kansas
—The Securities Commissioner of Kansas recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10 percent of their liquid net worth.
Kentucky
—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine
—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts
—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us, non-traded
real estate investment trusts and in other illiquid direct participation programs.

i

Missouri
—In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in Blackstone Private Credit Fund.
Nebraska
—Nebraska investors must have (i) either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
New Jersey
—New Jersey investors must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly-traded
direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.
New Mexico
—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
North Dakota
—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio
—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and other non-traded
BDCs. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) comprised of cash, cash equivalents, and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities. The condition also does not apply to purchasers who meet the definition of an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act.
Oklahoma
—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon
—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us. Liquid net worth in Oregon is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Puerto Rico
—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded
business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee
—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.
Vermont
—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited
Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

The Advisers, those selling Common Shares on our behalf, and participating brokers and registered investment advisers recommending the purchase of Common Shares in this offering are required to make every reasonable effort to determine that the purchase of Common Shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our Common Shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling Common Shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the lack of liquidity of our Common Shares;

•	the background and qualification of our Advisers; and

•	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our Common Shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase Common Shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time. In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at
www.bcred.com
. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our,” “BCRED” and the “Fund” refer to Blackstone Private Credit Fund, together with its consolidated subsidiaries.
The Advisers are affiliates of Blackstone Credit & Insurance and are led by substantially the same investment personnel as Blackstone Credit & Insurance. As such, the Advisers have access to the broader resources of Blackstone Credit & Insurance and Blackstone, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest. As such, the term “Blackstone Credit & Insurance” may be used when describing advisory services and resources.
Unless otherwise noted, numerical information relating to Blackstone (as defined below) and Blackstone Credit & Insurance is approximate as of December 31, 2024.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations (including plans and objectives relating to future growth and availability of funds) expectations for current or future investments, and expectations for market and other macroeconomic trends, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.
You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is Blackstone Private Credit Fund?

A:
We are a Delaware statutory trust formed on February 11, 2020. We are a non-diversified,
closed-end
management investment company that has elected to be regulated as a BDC under the 1940 Act. We are externally managed by affiliates of Blackstone. Our Adviser and our
Sub-Adviser
are affiliates of the
Sub-Administrator,
which provides certain administrative and other services necessary for the Fund to operate pursuant to the
Sub-Administration
Agreement between Blackstone Private Credit Strategies LLC, in its capacity as the Administrator, and the
Sub-Administrator.

Q:	Who are Blackstone and Blackstone Credit & Insurance?

A:
Blackstone Credit & Insurance is the credit, asset based finance and insurance asset management business unit of Blackstone, which is the largest alternative asset manager in the world with leading investment businesses across asset classes. Blackstone’s platform provides competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone’s four business segments are real estate, private equity, credit and insurance, and multi-asset investing. Blackstone Credit & Insurance is an expansive, fully integrated credit platform, that includes private and liquid credit, infrastructure and asset based credit and insurance businesses. As of December 31, 2024, Blackstone had total assets under management (“AUM”) of more than $1.1 trillion and Blackstone Credit & Insurance had total AUM of $376 billion.
Blackstone Credit & Insurance, through its affiliates, employed 638 people headquartered in New York and in offices globally as of December 31, 2024. Blackstone Credit & Insurance’s
376-person
investment team also includes a
96-person
Office of the Chief Investment Officer (“CIO”) team, which consists of individuals focused on Underwriting & Execution, Capital Formation, Asset Allocation, Structuring, Asset Management, Portfolio Insights, and Portfolio Analytics.
Blackstone Credit & Insurance’s Senior Managing Directors have on average 24 years of industry experience. The Fund brings Blackstone Credit & Insurance’s preeminent credit-focused investment platform to the non-traded
BDC industry.

Q:	What are your investment objectives?

A:	Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

Q:	What is your investment strategy?

A:	We will seek to meet our investment objectives by:

•
utilizing the experience and expertise of the management team of the Advisers, along with the broader resources of Blackstone Credit & Insurance and Blackstone in sourcing, evaluating and structuring transactions, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest;

•
employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Advisers believe provide substantial credit protection, and also seeking favorable financial protections, including, where the Advisers believe necessary, one or more financial maintenance and incurrence covenants (i.e., covenants that are tested when affirmative action is taken, such as the incurrence of additional debt and/or making dividend payments);

•
focusing primarily on loans and securities of private U.S. companies, including syndicated loans, specifically larger and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

•	maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

•	utilizing the power and scale of Blackstone and the Blackstone Credit & Insurance platform to offer operational expertise to portfolio companies through the Value Creation Program (as defined below).
Our investment strategy is expected to capitalize on Blackstone Credit & Insurance’s scale and reputation in the market as an attractive financing partner to acquire our target investments at attractive pricing. We also expect to benefit from Blackstone’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with private equity firms that require financing for their transactions.

Q:	What types of investments do you intend to make?

A:
Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). Under normal circumstances, we expect that the majority of our portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through (i) first lien senior secured and unitranche loans (including first-out/last-out
loans) (generally with total investment sizes less than $300 million, which criteria may change from time to time) and (ii) second lien, unsecured, subordinated or mezzanine loans and structured credit (generally with total investment sizes less than $100 million, which criteria may change from time to time), as well as broadly syndicated loans (for which we may serve as an anchor investor), club deals (generally investments made by a small group of investment firms) and other debt and equity securities (the investments described in this sentence, collectively, “Private Credit”). In limited instances, we may retain the “last out” portion of a first lien loan. In such cases, the “first out” portion of the first lien loan would receive priority over our “last out” position. In exchange for the higher risk of loss associated with such “last out” portion, we would earn a higher rate of interest than the “first out” position. To a lesser extent, we will also invest in broadly syndicated loans. We expect that such investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

Most of our investments are in U.S. private companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in U.S. private companies) we also expect to invest to some extent in European and other
non-U.S.
companies, but we do not expect to invest in emerging markets. We may invest in companies of any size or capitalization. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds. We generally will co-invest
with other Blackstone Credit & Insurance funds. See “Regulation—Exemptive Relief.”

BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies.
The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans, unitranche loans and senior secured bonds in which we will invest generally have stated terms of five to eight years, and the mezzanine, unsecured or subordinated debt investments that we may make will generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and five years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will be unrated. Our debt investments may also be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than
“BBB-”
by S&P Global Ratings).
We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in collateralized loan obligations (“CLOs”) and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.
We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. These derivative and hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of swaps, futures, options, caps and floors, and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.
Our investments are subject to a number of risks, including risks related to potential concentration in the software industry. See “Investment Objectives and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:
An originated loan is a loan where we source and lend directly to the borrower and hold the loan to exit / realization. This is distinct from a syndicated loan, which is generally underwritten by a bank and then syndicated, or sold, in several pieces to other investors. Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans, unlike originated loans, often have liquid markets and can be traded by investors.

Q:	Why do you intend to invest in liquid credit investments in addition to originated loans?

A:
We believe that our liquid credit investments will help maintain liquidity, satisfy any share repurchases we choose to make and manage cash before investing subscription proceeds into originated loans while also seeking attractive investment returns.

Q:	What potential strengths do the Advisers offer?

A:
Blackstone Credit & Insurance is the world’s largest third-party private credit manager and a key player in the direct lending space. Blackstone Credit & Insurance has experience scaling funds across its platform that invest in all parts of the capital structure. Blackstone Credit & Insurance focuses on transactions where it can differentiate itself from other providers of capital, targeting sponsor-backed transactions and those where Blackstone Credit & Insurance can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit & Insurance has the scale and platform to effectively manage a North American private credit investment strategy, offering investors the following potential strengths:

•
Ability to Provide Scaled, Differentiated Capital Solutions
.
 We believe that the breadth and scale of Blackstone Credit & Insurance’s platform, with $376 billion of AUM as of December 31, 2024, and affiliation with Blackstone provide a distinct advantage in sourcing and deploying capital toward proprietary investment opportunities and provide a differentiated capability to invest in large, complex opportunities. Scale allows for more resources to source, diligence and monitor investments, and may enable us to move up market where there is often less competition and may allow us to negotiate more favorable terms for investments. As of December 31, 2024, Blackstone Credit & Insurance is invested in over 4,800 corporate issuers
1
across portfolios globally and has over 400 sponsor and advisor relationships, which we believe provides invaluable insight and access to a broad and diverse set of investment opportunities. Blackstone Credit & Insurance’s focus on larger transactions and larger issuers is often associated with more established management teams and higher quality assets, which, in our experience, tend to better maintain their value through cycles and can serve to reduce investment risk. Blackstone Credit & Insurance offers its clients and borrowers a comprehensive solution across corporate and asset based, as well as investment grade and non-investment
grade credit. Blackstone Credit & Insurance expects that in the current environment, where borrowers increasingly value the benefits of private credit, the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit & Insurance to command more favorable terms for its investments.

•
Established Origination Platform with Strong Credit Expertise.
 The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what Blackstone Credit & Insurance believes to be attractive investment characteristics. Over the last several years, Blackstone Credit & Insurance has expanded its origination and sponsor coverage footprint with regional offices in select markets. We anticipate capitalizing on Blackstone Credit & Insurance’s global footprint and broad and diverse origination platform to provide, primarily, senior secured financings.

We believe that Blackstone Credit & Insurance can provide a significant pipeline of investment opportunities for us. Blackstone Credit & Insurance has a strong trading presence and actively monitors thousands of companies across the public and private markets through its $114 billion Liquid Corporate Credit platform, and as a result has deep insight across sectors and industries. Furthermore, we believe that Blackstone Credit & Insurance’s strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit & Insurance as a partner and counterparty of choice, providing us with attractive sourcing capabilities. In Blackstone Credit & Insurance’s experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities.
The Blackstone Credit & Insurance team has dedicated sector coverage across technology, healthcare and business services and is focused on making investments in what we characterize as “good neighborhoods,” which are industries we believe are experiencing favorable tailwinds. In addition, the Blackstone Credit & Insurance team is able to leverage the expertise of other parts of Blackstone’s business that specialize in these fields.

1	Reflects issuers across all asset types within Private Corporate Credit, Liquid Corporate Credit, and Infrastructure & Asset Based Credit.

Over the last several years, Blackstone Credit & Insurance has expanded its North American origination and sponsor coverage footprint by opening regional offices in select markets. Blackstone Credit & Insurance has investment professionals across North America, Europe, Asia and Australia, and has developed a reputation for being a valued partner with the ability to provide speed, creativity, and assurance of transaction execution. We believe Blackstone Credit & Insurance’s global presence may help Blackstone Credit & Insurance to more effectively source investment opportunities from private equity sponsors as well as directly from companies.

•
Value-Added Capital Provider and Partner Leveraging the Blackstone Credit
 & Insurance Value Creation Program.
 Blackstone Credit & Insurance has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and we believe our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit & Insurance has access to the significant resources of the Blackstone platform, including the Blackstone Credit & Insurance Value Creation Program (the “Value Creation Program”), a global platform that intends to help Blackstone Credit & Insurance investments create meaningful value by leveraging the scale, network and expertise within the Blackstone platform. Specifically, the Value Creation Program focuses on three areas of improvement: (i) reducing costs by leveraging the scale and purchasing power of Blackstone through the Group Purchasing Organization (GPO), preferred partnerships, and the Blackstone Sourcing Center; (ii) helping to create revenue generating opportunities from Value Creation Program introductions, which includes a network of over 400 Blackstone portfolio companies as of December 31, 2024; and (iii) providing valuable access to industry and functional experts within the Blackstone organization (including the Blackstone Portfolio Operations team which consists of over 100 internal resources as of December 31, 2024) who are focused on areas such as cybersecurity, sustainability, quant solutions, data science, healthcare, human resources, information technology, among others, and the network among portfolio companies.

Through the Value Creation Program, which the Fund’s portfolio companies can fully access, Blackstone has created $5 billion in illustrative value across Blackstone Credit & Insurance portfolio companies.
2

•
Flexible Investment Approach
.
 Blackstone Credit & Insurance believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Fund to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit & Insurance’s creativity and flexibility with regard to deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are typically more restrictive. Over time, Blackstone Credit & Insurance has demonstrated the ability to negotiate favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit & Insurance will continue to seek to use this

2
Numbers presented are since inception of the Value Creation Program in 2016. Figures presented are based on data reported by portfolio companies and assets and not from financial statements of portfolio companies. While the data reported by portfolio companies and assets is believed to be reliable for purposes used herein, it is subject to change, and Blackstone has not fully verified, and does not assume responsibility for, the accuracy or completeness of this information. Represents the sum of (a) estimated identified total cost reduction opportunities at the time cost is benchmarked with portfolio companies multiplied by the average enterprise value multiple across the portfolio, by finding the mean of the enterprise value multiples at time of BXCI’s initial investments, and (b) total revenue from introductions across Blackstone portfolio companies multiplied by EBITDA margin and multiple at investment of the portfolio company, with the exception of significantly longer term projects (projects that are greater than or equal to 10 years in project duration) in which total revenue is multiplied by EBITDA margin. Estimates assume revenue enhancements and costs savings directly improve enterprise value or EBITDA margins and that such revenue gains or cost savings will endure for the period of time implied by multiples.

flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

•
Long-Term Investment Horizon
.
 Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

•
Disciplined Investment Process and Income-Oriented Investment Philosophy
.
 Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit & Insurance has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit & Insurance’s investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit & Insurance’s senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors, and we believe that their experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the North America direct lending investment strategy. Blackstone Credit & Insurance generally targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.

•
Strong Investment Track Record.
 Blackstone Credit & Insurance’s track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit & Insurance. Since 2005 through December 31, 2024, Blackstone Credit & Insurance has invested over $220 billion in capital in privately-originated transactions.
3
Specifically within the North America

3
Includes invested and committed capital for privately originated and anchor investments across private credit strategies and vehicles since 2005, including Direct Lending, Sustainable Resources, Mezzanine, and Opportunistic. Excludes liquid credit strategy investments.

Direct Lending strategy, Blackstone Credit & Insurance has invested over $125 billion
4
in privately originated or privately negotiated first lien and unitranche transactions. Corresponding to this North America Direct Lending track record, Blackstone Credit & Insurance has an annualized loss rate of 0.07%.
5
We believe maintaining this consistent strategy in the North America Direct Lending strategy across market cycles, with a specific emphasis on combining current yield, downside protection, and inflation protection, will generate compelling investment outcomes for the Adviser. Blackstone Credit & Insurance believes that the depth and breadth of its team provides it with a competitive advantage in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

•
Efficient Cost Structure.
 We believe that we have an efficient cost structure, as compared to other non-traded
BDCs, with low operating expenses, and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other non-traded
BDCs.

4
As of December 31, 2024. The North America Direct Lending track record represents U.S. and Canada first lien and unitranche debt, or
non-U.S.
first lien and unitranche debt where >50% of the revenue is generated from the U.S. (which may be secured by the applicable borrower’s assets and/or equity) transactions in companies that were originated or anchored by certain Blackstone Credit & Insurance managed, advised or sub-advised
funds (including the Fund, Blackstone Credit & Insurance managed mezzanine funds and Blackstone Credit & Insurance sub-advised
BDCs, as well as certain other Blackstone Credit & Insurance managed funds and accounts) and, with respect to certain transactions, investments allocated to affiliates of Blackstone Credit & Insurance, which may be sold to Blackstone Credit & Insurance managed funds or accounts in the future (the “North America Direct Lending track record”). The track record includes investments for periods prior to December 31, 2017, in BDCs that were sub-advised
by Blackstone Credit & Insurance on a
non-discretionary
basis until April 9, 2018 (the
“Sub-Advised
Investments”). With respect to certain transactions, the North America Direct Lending track record includes free equity and/or warrants that accompanied the debt financings, as well as any loans or securities into which the applicable first lien and unitranche debt may have been restructured subsequent to Blackstone Credit & Insurance’s initial investment. The North America Direct Lending track record excludes (i) broadly syndicated, mezzanine, second lien and equity (other than the aforementioned free equity and/or warrants or securities issued upon restructuring) transactions, among others and (ii) transactions where Blackstone Credit & Insurance’s invested capital (net of transactions fees) was under $25 million.

5
As of December 31, 2024. The annualized loss rate represents annualized net losses for substantially realized investments. Whether an investment is substantially realized is determined in the manager’s discretion. Investments are included in the loss rate if (1) a payment was missed, (2) bankruptcy was declared, (3) there was a restructuring, or (4) it was realized with a total multiple on invested capital less than 1.0x. Net losses include all profits and losses associated with these investments, including interest payments received. Net losses are represented in the year the investment is substantially realized and excludes all losses associated with unrealized investments. The annualized net loss rate is the net losses divided by the average annual remaining invested capital within the platform. Investments sourced by Blackstone Credit & Insurance for the
Sub-Advised
Investments did, in certain cases, experience defaults and losses after Blackstone Credit & Insurance was no longer sub-adviser,
and such defaults and losses are not included in the rates provided. Prior to December 31, 2022, the methodology used by the North America Direct Lending track record for calculating the platform’s average annual loss rate was based on net loss of principal resulting only from payment defaults in the year of default which would exclude interest payments. Past performance is not necessarily indicative of future results, and there can be no assurance that Blackstone Credit & Insurance will achieve comparable results or that any entity or account managed by or advised by Blackstone Credit & Insurance will be able to implement its investment strategy or achieve its investment objectives.

Q:	Will Blackstone make an investment in the Fund?

A:
An affiliate of Blackstone has invested $25 million in our Common Shares through one or more private placement transactions. In addition, officers and employees of Blackstone and its affiliates have also invested $136.9 million in our Common Shares as of March 31, 2025.

Q:	What is the market opportunity?

A:	We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.
Attractive Opportunities in Floating Rate, Senior Secured Loans
We believe that opportunities in senior secured loans are significant because of the strong defensive characteristics of this asset class. While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer’s security holders (i.e., senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer’s assets, which may be collateralized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e., most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration. The senior secured loans we invest in will generally pay floating interest rates based on a variable base rate, such as the Secured Overnight Financing Rate (“SOFR”). By originating predominantly floating rate assets, the majority of which have a reference rate floor, and utilizing predominantly floating rate leverage, we aim to provide attractive yields even as the interest rate environment changes over time. We will seek to identify what we believe are compelling investment opportunities in floating rate, senior secured loans based on prevailing market conditions and continue to focus on current income and capital appreciation in an effort to generate attractive risk-adjusted returns for investors across various market environments.
Opportunity in U.S. Private Companies
In addition to investing in senior secured loans generally, we believe that the market for lending to private companies within the United States is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:
Secular Tailwinds in the Private Market, Including Private Credit
. One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets (i.e., social or economic trends positively impacting private markets), including growing demand for private credit. Private equity funds with strategies focused on North America had over $1.5 trillion of “dry powder” (i.e., uncalled capital commitments) (as of June 30, 2024, as published by Preqin on April 8, 2025), which should similarly drive demand for private capital. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. The Fund believes some of these benefits include faster execution and greater certainty, ability to partner with sophisticated lenders, a more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit & Insurance benefits from greater flow of larger scale transactions that have become increasingly available to the direct lending universe over traditional banks and other financing institutions.
Attractive Market Segment
. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front
and

ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.
Limited Investment Competition
. Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to companies. As tracked by Leverage Commentary & Data (LCD), as of December 31, 2024, private credit markets financed 247 leveraged buyouts (“LBOs”) (84% of total LBOs in 2024) compared to the publicly syndicated markets, which financed only 47 (16% of total LBOs in 2024). In addition, due to bank consolidation, the number of banks has also declined during the past several decades, furthering the lack of supply in financing to private companies.
We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender’s time and resources compared to lending to public companies, due in part to the size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.
Opportunities in Europe
. We believe the market for European direct lending provides attractive opportunities, with the asset class growing over the past decade to now play an important role in the European sub-investment
grade credit marketplace. Tailwinds observed in the North American market can be similarly found in the European market. Broadly, banks continue to face regulatory pressures on traditional lending activities meaning private credit can see sustained penetration. We also believe that the strong fundraising environment globally for private equity over the past few years will continue to drive deal flow for European originated transactions. We anticipate that many of our opportunities to provide originated loans or other financing will be in connection with leveraged buyouts by private equity firms. Globally, private equity dry powder (uncalled capital commitments) currently stands at over $2.6 trillion (as of June 30, 2024, as published by Preqin on April 8, 2025), which means that these private equity firms have a large amount of capital available to conduct transactions, which we believe will create debt financing opportunities for us.
We believe there are key features in Europe that are beneficial for investors and continued growth of private credit in the region. Although we believe the alternative credit market in Europe is still somewhat less developed compared to its U.S. counterpart, acceptance of private capital in Europe has grown substantially in recent years. Investing in Europe offers regional diversification across major economies such as the United Kingdom (the “UK”), Germany, Italy, France, and the Nordics. The opportunity set encompasses both leading global companies that are headquartered in Europe as well as premier regional European companies, which typically have established market shares that can be hard to displace given local barriers to entry such as language and regulation. We believe that having a scaled and experienced platform is critical to investing in Europe, given it is a more fragmented market requiring local expertise. Our European business has been on the ground for 18 years and our presence across 5 regional offices enables access to local deal flow and insights. We continue to see that larger companies are increasingly tapping into Europe’s maturing private credit market, which we believe favors managers like Blackstone Credit & Insurance given our ability to provide scaled financing solutions, in a section of the market where we see less competition in Europe amongst private credit lenders.

Q:	How do you identify investments?

A:
In order to source transactions, the Advisers utilize their significant access to transaction flow, along with their liquid credit platform. The Advisers seek to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit & Insurance’s origination channel, the global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals (i.e., where a limited number of investors participate in a loan transaction), Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit & Insurance also has a significant liquid credit platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit & Insurance have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Advisers’ transaction team conducts a thorough and rigorous due diligence review of the opportunity to ensure the portfolio company fits our investment strategy.

Q:	Will you use leverage?

A:
Yes. To seek to enhance our returns, we use and continue to expect to use leverage as market conditions permit and at the discretion of the Advisers, but in no event will leverage employed exceed the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio. We use and continue to expect to use leverage in the form of borrowings, including loans from certain financial institutions and issuances of debt securities. We may also use leverage in the form of the issuance of preferred shares or by using reverse repurchase agreements or similar transactions and derivatives, including credit default swaps. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. Additionally, some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. See “Risk Factors—Our portfolio companies may be highly leveraged.”

Q:	How will the Fund be allocated investment opportunities?

A:
Blackstone Credit & Insurance, including the Advisers, provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit & Insurance may establish (other than the Fund) (collectively the “Other Blackstone Credit & Insurance Clients”). In addition, Blackstone provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone may establish (together with the Other Blackstone Credit & Insurance Clients, the “Other Clients”).
See “Potential Conflicts of Interest.”

Blackstone Credit & Insurance will share any investment and sale opportunities with its other clients and the Fund in accordance with the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in this prospectus, certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.
In addition, as a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside other clients.

We have in the past
co-invested,
and in the future will
co-invest,
with certain affiliates of the Advisers. We have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Advisers and certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions. Pursuant to such order, the Fund’s board of trustees (the “Board of Trustees” and each member of the Board of Trustees, a “Trustee”) has established objective criteria (“Board Criteria”) clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with one or more Blackstone Credit & Insurance BDCs, and other public or private Blackstone Credit & Insurance funds that target similar assets. If an investment falls within the Board Criteria and is otherwise consistent within the Fund’s then-current investment objectives and strategies, Blackstone Credit & Insurance must present the investment opportunity to the Advisers to consider the investment opportunity for participation by the Blackstone Credit & Insurance BDCs. The Blackstone Credit & Insurance BDCs may determine to participate or not to participate, depending on whether Blackstone Credit & Insurance determines that the investment is appropriate for the Blackstone Credit & Insurance BDCs (e.g., based on investment strategy). The co-investment
is generally allocated to us, any other Blackstone Credit & Insurance BDCs (including Blackstone Secured Lending Fund (“BXSL”)) and the other Blackstone Credit & Insurance funds that target similar assets pro rata based on available capital in the applicable asset class. If the Advisers determine that such investment is not appropriate for us, the investment will not be allocated to us, but the Advisers will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board of Trustees at the next quarterly meeting of the Board of Trustees.

Q:	How is an investment in shares of your Common Shares different from an investment in shares of listed BDCs?

A:	An investment in our Common Shares generally differs from an investment in listed BDCs in a number of ways, including:

•
Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. The estimated value of our assets and liabilities is used to determine our NAV. The NAV of non-traded
BDCs, such as the Fund, may be subject to volatility related to the values of their underlying assets.

•
An investment in our Common Shares has limited or no liquidity outside of our share repurchase program and our share repurchase program may be amended or suspended at the discretion of the Board of Trustees at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us that would outweigh the benefit of the repurchase offer. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.

•	Some listed BDCs are self-managed, whereas our investment operations are managed by the Advisers, which are part of Blackstone Credit & Insurance.

•
Listed BDCs may be reasonable alternatives to the Fund, and may be less costly and less complex with fewer and/or different risks than we have. Such listed BDCs will likely have a longer track record that investors can evaluate and transactions for listed securities often involve nominal or no commissions.

•
Unlike the offering of a listed BDC, this offering will be registered in every state in which we are offering and selling Common Shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Fifth Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) limits the fees we may pay to the Advisers or their affiliates. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board of trustees, audit committee, independent trustee oversight of executive compensation and the trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights.

Although we expect to follow many of these same governance guidelines, there is no requirement that we do so unless it is required for other reasons. Both listed BDCs and non-traded
BDCs are subject to the requirements of the 1940 Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	For whom may an investment in your Common Shares be appropriate?

A:	An investment in our Common Shares may be appropriate for you if you:

•	meet the minimum suitability standards described above under “Suitability Standards;”

•	seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income- oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments;

•	wish to obtain the potential benefit of long-term capital appreciation; and

•	are able to hold your Common Shares as a long-term investment and do not need liquidity from your investment in the near future.
We cannot assure you that an investment in our Common Shares will allow you to realize any of these objectives. An investment in our Common Shares is only intended for investors who do not need the ability to sell their Common Shares in the near future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter. See “Share Repurchase Program.”

Q:	Are there any non-investment related risks involved in buying your Common Shares?

A:
Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our Common Shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	There is no assurance that we will achieve our investment objectives.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your Common Shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our Common Shares on any securities exchange, and we do not expect a secondary market in our Common Shares to develop prior to any listing.

•	Because you may be unable to sell your Common Shares, you will be unable to reduce your exposure in any market downturn.

•
We have implemented a share repurchase program, but only a limited number of Common Shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•
We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its Common Shares the sale may be subject to taxes even if the Common Shares are sold for less than the original purchase price.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Advisers or their affiliates, that may be subject to reimbursement to the Advisers or their affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•	We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us.

•
We intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Q:	What is the role of your Board of Trustees?

A:
We operate under the direction of our Board of Trustees, the members of which are accountable to us and our shareholders as fiduciaries. We have seven Trustees, five of whom have been determined to be independent of us, the Advisers, Blackstone and its affiliates (“Independent Trustees”). Our Independent Trustees are responsible for, among other things, reviewing the performance of the Advisers and approving the compensation paid to the Adviser and its affiliates. The names and biographical information of our Trustees are provided under “Management of the Fund—Board of Trustees and Executive Officers.”

Q:	What is the difference between the Class I, Class S and Class D Common Shares being offered?

A:
We are offering to the public three classes of Common Shares, Class I shares, Class S shares and Class D shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees. In addition, although no upfront sales loads be paid with respect to Class I shares, Class S shares or Class D shares, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class I, Class S and Class D shares.

Assuming a constant NAV per share of $25.00, we expect that a one-time
investment in 400 shares of each class of our Common Shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class I	$0	$0
Class S	$85	$425
Class D	$25	$125
Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Advisers, Blackstone, Blackstone Credit & Insurance or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, if (i) a participating intermediary no longer offers Class S or Class D shares or (ii) a holder of Class S or Class D shares exits a relationship with a participating intermediary for this offering and does not enter into a new relationship with a participating intermediary for this offering, such holder’s Common Shares may be exchanged into an equivalent NAV amount of Class I shares. Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus.
Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.
If you are eligible to purchase all three classes of Common Shares, then in most cases you should purchase Class I shares because participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing and/or distribution fees, which will reduce the NAV or distributions of the other Common Share classes. However, Class I shares generally will not receive shareholder services.
Investors should also inquire
with
their broker-dealer or financial representative about what additional fees may be
charged or they may charge with respect
to
the share class under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share class
.

Q:	What is the per share purchase price?

A:	Common Shares are sold at the then-current NAV per share, as described below.

Q:	How will your NAV per share be calculated?

A:	Our NAV will be determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.
Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board of Trustees, based on, among other things, the input of the Advisers, the Audit Committee of the Board of Trustees (the “Audit Committee”) and independent valuation firms engaged on the recommendation of the Advisers and at the direction of the Board of Trustees. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. Our Board of Trustees may modify our valuation procedures from time to time. See “Determination of Net Asset Value.”

Q:	Is there any minimum investment required?

A:
The minimum initial investment for Class I Common Shares is $1,000,000, unless waived by Blackstone Securities Partners L.P. (the “Intermediary Manager”). The minimum initial investment in Class S and Class D Common Shares is $2,500. The minimum subsequent investment in our Common Shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan and the Intermediary Manager, an affiliate of the Adviser, may elect to accept smaller initial and subsequent investments in its discretion. In addition, in the event a shareholder fails to maintain the $500 minimum account balance, we may repurchase all of the Common Shares held by such shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction (as defined below).

Q:	What is a “best efforts” offering?

A:
Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the Intermediary Manager and the participating brokers are only required to use their best efforts to sell the Common Shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of Common Shares will be sold.

Q:	What is the expected term of this offering?

A:
We have registered $45,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our Common Shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	When may I make purchases of Common Shares and at what price?

A:
Investors may purchase our Common Shares pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first day of the month (unless waived by the Intermediary Manager).

Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of Common Shares will be available on our website at
www.bcred.com
generally within 20 business days after the effective date of the share purchase; at that time, the number of Common Shares based on that NAV and each shareholder’s purchase will be determined and Common Shares are credited to the shareholder’s account as of the effective date of the share purchase.
For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to November 1. The purchase price for your Common Shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.
See “How to Subscribe” for more details.

Q:	May I withdraw my subscription request once I have made it?

A:
Yes. Subscribers are not committed to purchase Common Shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted by the Fund. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line,
844-702-1299.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.

Q:	Will I receive distributions and how often?

A:
We have declared distributions each month beginning in January 2021 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our tax treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of the sum of our investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and net tax-exempt
income, if any. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class I, Class S and Class D shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or return of capital will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Common Shares.

Q:	Will the distributions I receive be taxable as ordinary income?

A:
Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends.”

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your Common Shares are repurchased, you sell your Common Shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular,
non-U.S.
investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	May I reinvest my cash distributions in additional Common Shares?

A:
Yes. We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of Common Shares that you own will be automatically invested in additional Common Shares. The purchase price for Common Shares purchased under our distribution reinvestment plan will be equal to the most recent NAV per share for such Common Shares at the time the distribution is payable. Shareholders will not pay upfront selling commissions when purchasing Common Shares under our distribution reinvestment plan; however, all Common Shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the distribution reinvestment plan by providing written notice to the Plan Administrator (defined below) five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Shares” and “Distribution Reinvestment Plan.”

Q:	Can I request that my Common Shares be repurchased?

A:
Yes, subject to limitations. We have implemented a share repurchase program under which, at the discretion of our Board of Trustees, we may repurchase, in each quarter, up to 5% of the NAV of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding. Upon a determination by the Board of Trustees to (i) suspend the share repurchase program or (ii) materially modify our share repurchase program in a manner that reduces liquidity available to our shareholders, our share repurchase program requires the Board of Trustees to consider, at least quarterly, whether continuing to restrict repurchases or resuming the share repurchase program at the Fund level would be in the best interest of the Fund and our shareholders. We intend to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. Additionally, pursuant to Rule
23c-1(a)(10)
under the 1940 Act, the Fund may also repurchase its outstanding Common Shares outside of the share repurchase program. All Common Shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under our share repurchase program, to the extent we offer to repurchase Common Shares pursuant to a tender offer in any particular quarter, we expect to repurchase Common Shares at a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter (the “Valuation Date”), except that Common Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Shares to (b) the subscription date immediately following the Valuation Date used in the repurchase of such Common Shares. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of Common Shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund. In addition, the Fund’s Common Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to
non-U.S.
persons. For such feeder vehicles and similar arrangements in certain markets, the Fund may not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
In the event the amount of Common Shares tendered exceeds the repurchase offer amount, Common Shares will be repurchased on a pro rata basis with priority for repurchase requests in the case of the death, disability or divorce of a shareholder. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What is a business development company, or BDC?

A:
BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately offered securities issued by U.S. private or thinly traded companies. We may also invest up to 30% of our portfolio opportunistically in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies. See “Regulation.”

Q:	What is a regulated investment company, or RIC?

A:	We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under the Code.
In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	satisfies various requirements of the Code, including an asset diversification requirement; and

•
is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	What is a non-exchange traded, perpetual-life BDC?

A:
A
non-exchange
traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their Common Shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
BDCs. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and investor statements;

•	an annual report;

•
in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form
1099-DIV
or IRS Form
1099-B,
if required, and, in the case of
non-U.S.
shareholders, an annual IRS
Form 1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•
a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on Common Shares under the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website,
www.bcred.com
, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at
www.sec.gov
.
In addition, our monthly NAV per share is posted on our website promptly after it has become available.

Q:	What fees do you pay to the Advisers?

A:
Pursuant to the investment advisory agreement between us and the Adviser (the “Investment Advisory Agreement”) and the
sub-advisory
agreement among us, the Adviser and the
Sub-Adviser
(the
“Sub-Advisory
Agreement” and, together with the Investment Advisory Agreement, the “Advisory Agreements”), the Advisers are responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We will pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The sub-advisory
fees payable to the
Sub-Adviser
under the
Sub-Advisory
Agreement will be paid by the Adviser out of its own advisory fees rather than paid separately by us.

•
The management fee is payable monthly and is settled and paid quarterly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. Substantial additional fees and expenses may also be charged by the Administrator (as defined below) to the Fund, which is an affiliate of the Adviser.

•	The incentive fee consists of two components as follows:

•
The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•
The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

See “Advisory Agreements and Administration Agreements.”

Q:	Who administers the Fund?

A:
Blackstone Private Credit Strategies LLC, as our Administrator, and Blackstone Alternative Credit Advisors LP, as our
Sub-Administrator,
provide, or oversee the performance of, administrative and compliance services. We reimburse the Administrator for the Administrators’ costs, expenses and the Fund’s allocable portion of compensation of the Administrators’ personnel and other expenses incurred by the Administrators in performing their administrative obligations under the
Sub-Administration
Agreement and the administration agreement (the “Administration Agreement” and, together with the
Sub-Administration
Agreement, the “Administration Agreements”) between us and the Administrator, as applicable. The Administrator has outsourced, and may continue to outsource, certain administrative duties provided to the Fund to third parties, and the Administrator will pay the third parties accordingly. State Street Bank and Trust Company serves as our third-party sub-administrator
(the “State Street
Sub-Administrator”).
The State Street
Sub-Administrator
receives compensation from the Administrator for its
sub-administrative
services under the
sub-administration
agreement between the Administrator and State Street
Sub-Administrator
(the “State Street
Sub-Administration
Agreement”). See “Advisory Agreements and Administration Agreements—Administration Agreements.”

Q:	What are the offering and servicing costs?

A:
No upfront sales load will be paid with respect to Class I shares, Class S shares or Class D shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

Subject to FINRA limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Intermediary Manager, but the Intermediary Manager anticipates that all of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its distribution and servicing plan (the “Distribution and Servicing Plan”). The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

Q:	What are your expected operating expenses?

A:
We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the expenses we pay to our Administrator. See “Fees and Expenses.”

Q:	What are your policies related to conflicts of interests with Blackstone and its affiliates?

A:
The Advisers and Blackstone Credit & Insurance, Blackstone and their respective affiliates (collectively, the “Firm”) will be subject to certain conflicts of interest with respect to the services the Advisers and the Administrators provide for us. These conflicts will arise primarily from the involvement of the Firm in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

•
Fund
Co-Investment
Opportunities.
As a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Clients (as defined in “Potential Conflicts of Interest” below). There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act and any applicable co-investment
exemptive order issued by the SEC, the Fund may
co-invest
with Other Clients (including
co-investment
or other vehicles in which the Firm or its personnel invest and that co-invest
with such Other Clients) in investments that are suitable for the Fund and one or more of such Other Clients. Even if the Fund and any such Other Clients and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Advisers and certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions. Such order may restrict our ability to enter into follow-on
investments or other transactions. Pursuant to such order, we may co-invest
in a negotiated deal with certain affiliates of the Advisers or certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions. We may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.

•
Other Affiliate Transactions and Investments in Different Levels of Capital Structure
. The Fund and the Other Clients may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, or in special purpose vehicles formed by issuers (and in certain circumstances Blackstone Credit & Insurance may be unaware of such Other Client’s investment or the size of the Other Client’s investments, as a result of information walls or otherwise), subject to the limitations of the 1940 Act. In addition, subject to applicable law, from time to time the Fund could hold an investment in a different layer of the capital structure than an investor or another party with which Blackstone has a material relationship, in which case Blackstone will have an incentive to cause the Fund or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Certain such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that are expected to be held by such entities. To the extent the Fund holds securities or loans that are different (including with respect to their relative seniority, such as lien priority, payment priority, maturity and structural seniority) than those held by an Other Client, the Advisers and their affiliates will be presented with decisions when the interests of the funds are in conflict.

•	Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that the Advisers, Blackstone

Credit & Insurance and Blackstone provide investment management, advisory and sub-advisory services to the Fund and Other Clients.
Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same as or similar to those of the Fund. Blackstone Credit & Insurance has adopted guidelines and policies, which can be expected to be updated from time to time, regarding allocation of investment opportunities. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Advisers in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Participation in specific investment opportunities may be appropriate, at times, for both the Fund and Other Clients.

•
Investment Alongside Regulated Funds.
In addition, Blackstone Credit & Insurance has received an exemptive order from the SEC that permits certain existing and future Regulated Funds (as defined below), including the Fund, among other things, to co-invest
with certain other persons, including certain affiliates of, or funds or other accounts managed and controlled by, Blackstone Credit & Insurance and its affiliates, subject to certain terms and conditions. “Regulated Funds” are Other Blackstone Credit & Insurance Clients that are closed-end
management investment companies that have elected to be regulated as a BDC or are registered under the 1940 Act and who intend to rely on the exemptive order. For so long as any privately negotiated investment opportunity falls within certain established investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). If the aggregate targeted investment sizes of the Fund, such Other Blackstone Credit & Insurance Clients and such Regulated Fund(s) exceed the amount of such investment opportunity, then the allocation of such investment opportunity to each such entity will be reduced proportionately based on their respective “available capital” as defined in the co-investment
exemptive order.

Such reduction may result in allocation to the Fund in an amount less than what it would otherwise have been if such other entities did not participate in such investment opportunity. The co-investment
exemptive order also restricts the ability of the Fund (or any Other Blackstone Credit & Insurance Client) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the exemptive order. As a result, the Fund risks being unable to make investments in different parts of the capital structure (e.g., equity investments, debt investments, hybrid securities, etc.) of the same issuer in which a Regulated Fund has invested or seeks to invest. Likewise, Regulated Funds and Other Blackstone Credit & Insurance Clients that are not Regulated Funds risk being unable to make investments in different parts of the capital structure of the same issuer in which the Fund has invested or seeks to invest.
Further, the Fund may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, on account of applicable restrictions under the 1940 Act, related guidance from the SEC and/or the Fund’s exemptive order. For example, the Fund may be restricted from participating in certain transactions or taking certain actions in respect of portfolio companies in which certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates and/or a Regulated Fund has also invested, which may include, but are not limited to:

•	declining to vote;

•	participating in a potential co-investment opportunity (as such participation may not comply with the conditions of the co-investment exemptive order);

•	exercising rights with respect to any such investment; or

•	declining to participate in follow-on investments.

The Fund may also be required to sell an investment to avoid potential violations of the 1940 Act and/or related rules thereunder or for other reasons. In such cases, the Fund’s interests in an investment may be adversely affected, including by resulting in the dilution of or decrease in the value of the Fund’s investment or in the Fund being put in a disadvantageous position with respect to the investment as compared to Other Blackstone Credit & Insurance Clients, including other Regulated Funds. Whether the Fund participates or declines to participate in any such action or transaction will be made by the Advisers in their sole discretion, subject to the Advisers’ fiduciary duties and applicable law, including the 1940 Act, the rules thereunder and/or the exemptive order. There is no assurance that any such determination will be resolved in favor of the Fund’s interests. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change. Additionally, Blackstone Credit & Insurance could undertake to amend the exemptive order (subject to SEC approval), obtain additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments
involving the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds, any of which could impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made available to the Fund. It is also possible Blackstone Credit & Insurance could, in the future, become subject to a new exemptive order (or new provisions of the existing exemptive order), which could include restrictions, limitations and requirements affecting investment allocations that differ from or extend beyond those described above and could result in increased costs to the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds. To the extent such future exemptive orders afford Blackstone Credit & Insurance greater discretion in allocating transactions among the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds, Blackstone Credit & Insurance will retain sole discretion in making such determinations in accordance with such exemptive orders, notwithstanding any associated conflicts. Additionally, the other terms and conditions of any such new or revised exemptive orders may be more or less restrictive than the existing exemptive order.
Moreover, with respect to Blackstone Credit & Insurance’s ability to allocate investment opportunities, including where such opportunities are within the common objectives and guidelines of the Fund and one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit & Insurance believes in good faith to be fair and reasonable), Blackstone Credit & Insurance and Blackstone have established general guidelines and policies, which it can be expected to update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes “debt” or “debt-like” investments, criteria for defining “control-oriented equity” or “infrastructure” investments, guidance regarding allocation for certain types of investments (e.g., distressed assets) and other matters. In addition, certain Other Clients can receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements. The application of those guidelines and conditions could result in the Fund or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments.
Additionally, investment opportunities sourced by Blackstone Credit & Insurance will be allocated in accordance with Blackstone’s and Blackstone Credit & Insurance’s allocation policies, which provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that Blackstone and Blackstone Credit & Insurance believe in good faith to be fair and reasonable, based on various factors, including the involvement of the respective teams from Blackstone Credit & Insurance and such other business units. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit & Insurance will, subject to applicable law and the terms of the Fund’s co-investment
exemptive relief, be allocated in

accordance with such business units’ allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit & Insurance, the Fund and Other Blackstone Credit & Insurance Clients.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read the Fund’s offering documents and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.
See “Potential Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.

Q:	Are there any ERISA considerations in connection with an investment in our Common Shares?

A:
The section of this prospectus captioned “Certain ERISA Considerations” describes the effect that the purchase of Common Shares will have on retirement plans and individual retirement accounts (“IRAs”) and other arrangements that are subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code. Each fiduciary trustee or other person considering purchasing Common Shares for any retirement plan, account or other arrangement should consider, at a minimum: (1) whether the investment is in accordance with the documents and instruments governing such plan, account or arrangement; (2) whether the investment satisfies the fiduciary requirements associated with the plan, account or arrangement; (3) whether the investment will generate unrelated business taxable income; (4) whether there is sufficient liquidity under the plan, account or arrangement for the investment; (5) the need to value the assets of retirement plan, account or arrangement annually or more frequently; and (6) whether the investment would constitute a prohibited transaction under applicable law.

Prospective investors should carefully review the matters discussed under “Certain ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.

Q:	When will I get my detailed tax information?

A:	In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:	Who can help answer my questions?

A:
If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C GIDS, Inc., 430 W. 7th Street, Suite 219270, Kansas City, Missouri 64105-1594.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Total annual expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class I Shares	Class S Shares	Class D Shares
Shareholder transaction expenses (fees paid directly from your investment)
Maximum sales load (1)	—%	—%	—%
Maximum Early Repurchase Deduction (2)	2.0%	2.0%	2.0%

	Class I Shares	Class S Shares	Class D Shares
Annual expenses (as a percentage of net assets attributable to our Common Shares) (3)
Base management fees (4)	1.25%	1.25%	1.25%
Incentive fees (5)	1.56%	1.56%	1.56%
Shareholder servicing and/or distribution fees (6)	—%	0.85%	0.25%
Interest payment on borrowed funds (7)	5.29%	5.29%	5.29%
Other expenses (8)	0.22%	0.22%	0.22%
Total annual expenses	8.32%	9.17%	8.57%

(1)
No upfront sales load will be paid with respect to Class I shares, Class S shares or Class D shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

(2)
Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase Common Shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that Common Shares that have not been outstanding for at least one year will be subject to the Early Repurchase Deduction. The one-year
holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Shares to (b) the subscription date immediately following the Valuation Date used in the repurchase of such Common Shares. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of Common Shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund. In addition, the Fund’s Common Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to
non-U.S.
persons. For such feeder vehicles and similar arrangements in certain markets, the Fund will not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)	Total average net assets as of December 31, 2024 employed as the denominator for expense ratio computation is $34,749.8 million.
(4)	The base management fee paid to the Adviser is calculated each month at an annual rate of 1.25% of the Fund’s net assets as of the beginning of the first business day of the month.

(5)	We have capital gains and investment income that result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:

•
The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•
The second part of the incentive fee is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

See “Advisory Agreements and Administration Agreements” for more information concerning the incentive fees.
 The incentive fee referenced in the table above is estimated based on actual amounts of the incentive fee incurred during the fiscal year ended December 31, 2024.
(6)
Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

(7)
We borrow funds to make investments. The costs associated with such borrowing will be indirectly borne by shareholders. The interest payment on borrowed funds referenced in the table above is estimated based on actual amounts of the interest payment on borrowed funds incurred during the fiscal year ended December 31, 2024, divided by our weighted average net assets.

(8)
“Other expenses” include professional fees, Board of Trustees’ fees, administrative service expenses, other general and administrative costs, organization costs, amortization of continuous offering costs and excise tax expense. Other expenses represent the estimated annual other expenses of the Fund and its subsidiaries based on actual amounts of other expenses for the fiscal year ended December 31, 2024.

We have entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the
Sub-Adviser.
The
Sub-Adviser
may elect to pay certain of our expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the
Sub-Adviser
has committed to pay must be paid by the
Sub-Adviser
to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the
Sub-Adviser
or its affiliates. If the
Sub-Adviser
elects to pay certain of our expenses, the
Sub-Adviser
will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. Because the
Sub-Adviser’s
obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the
Sub-Adviser.
Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses, (2) the annual return before fees and expenses is 5.0%, (3) the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.
Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$67	$197	$323	$619
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$73	$214	$348	$656
Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$75	$219	$356	$669
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$81	$235	$380	$702

Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$69	$204	$333	$634
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$75	$220	$357	$670
While the examples assume a 5.0% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than this.
These examples should not be considered a representation of your future expenses.
If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Advisory Agreements and Administration Agreements” for information concerning incentive fees.

FINANCIAL HIGHLIGHTS
The following table of financial highlights is intended to help a prospective investor understand the Fund’s financial performance for the periods shown. The financial data set forth in the following table as of and for the year ended December 31, 2024 are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm whose reports thereon are included in this prospectus or the Fund’s Annual Report on Form
10-K
for the fiscal year ended December 31, 2024, which may be obtained from www.sec.gov or upon request. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus, any documents incorporated by reference in this prospectus or the accompanying prospectus supplement, or the Fund’s Annual Report on Form
10-K
or Quarterly Report on Form
10-Q
filed with the SEC.
The following are the financial highlights for the year ended December 31, 2024:

	Year Ended December 31, 2024
	Class I	Class S	Class D
Per Share Data (1) :
Net asset value, beginning of period	$25.39	$25.39	$25.39
Net investment income	2.81	2.59	2.75
Net change in unrealized and realized gain (loss)	(0.14)	(0.14)	(0.14)

Net increase (decrease) in net assets resulting from operations	2.67	2.45	2.61
Distributions from net investment income (2)	(2.64)	(2.42)	(2.58)
Distributions from net realized gains (2)	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(2.64)	(2.42)	(2.58)

Early repurchase deduction fees (3)	0.00	0.00	0.00

Total increase (decrease) in net assets	0.03	0.03	0.03

Net asset value, end of period	$25.42	$25.42	$25.42

Shares outstanding, end of period	1,009,518,371	496,136,844	22,919,106
Total return based on NAV (4)	11.0%	10.1%	10.7%

Ratios:
Ratio of net expenses to average net assets (5)	8.3%	9.2%	8.5%
Ratio of net investment income to average net assets (5)	10.9%	10.1%	10.7%
Portfolio turnover rate	13.3%	13.3%	13.3%

Supplemental Data:
Net assets, end of period	$25,661,534	$12,611,626	$582,603
Asset coverage ratio	226.5%	226.5%	226.5%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions.
(3)	The per share amount rounds to less than $0.01 per share, for Class I, Class S and Class D.
(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(5)
For the year ended December 31, 2024, the ratio of total operating expenses to average net assets was 8.3%, 9.2%, and 8.5% on Class I, Class S and Class D, respectively, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser, if any, which represented 0.0%, 0.0% and 0.0% on Class I, Class S and Class D, respectively, of average net assets.

RISK FACTORS
Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks set forth below are not the only risks we face. Such additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Structure
Price declines in the medium- and
large-sized
U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.
During the 2008-2009 financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium- and large-sized
U.S. corporate debt market, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.
Our ability to achieve our investment objectives depends on the ability of the Advisers to manage and support our investment process. If the Advisers or Blackstone Credit & Insurance were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.
Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of the Advisers and their affiliates, as well as the persons and firms our Advisers may retain to provide services on our behalf. The Advisers evaluate, negotiate, structure, execute, monitor and service our investments. Our future success depends to a significant extent on the continued service and coordination of Blackstone Credit & Insurance and its senior management team. The departure of any members of Blackstone Credit & Insurance’s senior management team could have a material adverse effect on our ability to achieve our investment objectives.
Our ability to achieve our investment objectives depends on the Advisers’ ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Advisers’ capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, the Advisers may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process.
There is increasing competition among financial sponsors, investment banks and other investors for hiring and retaining qualified investment professionals, and there can be no assurance that the Advisers will be able to find qualified investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.
The Advisory Agreements have each been approved pursuant to Section 15 of the 1940 Act. In addition, the Advisory Agreements each have termination provisions that allow the parties to terminate the agreements. The Investment Advisory Agreement may be terminated at any time, without penalty, by us upon 60 days’ written notice or by the Adviser upon 120 days’ written notice. The
Sub-Advisory
Agreement may be terminated by us or the Adviser upon 60 days’ written notice to the
Sub-Adviser
or by the
Sub-Adviser
upon 90 days’ written notice to the Adviser. If the Investment Advisory Agreement or the
Sub-Advisory
Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Advisory Agreement or the
Sub-Advisory
Agreement is terminated, it may be difficult for us to replace the Adviser or the
Sub-Adviser.
If the Investment Advisory Agreement or the
Sub-Advisory
Agreement is terminated and no suitable replacement is found to manage us, we may not be able to achieve our investment objectives. Furthermore, we may incur certain costs in connection with a termination of the Investment Advisory Agreement or the
Sub-Advisory
Agreement.
Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Advisers to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
The Advisers depend on their broader organization’s relationships with private equity sponsors, investment banks, and commercial banks and others, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Advisers or their broader organization fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Advisers or their broader organization have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in U.S. private companies. As a result of these new competitors entering the financing markets in which we operate, competition for investment opportunities in U.S. private companies may intensify. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in U.S. private companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.
We may have difficulty sourcing investment opportunities.
We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all available capital successfully. In addition, privately-negotiated investments in loans and illiquid securities of private middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our Common Shares. Our shareholders will have no input with respect to investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our Common Shares. To the extent we are unable to deploy all available capital, our investment income and, in turn, our results of operations, will likely be materially adversely affected. There is no assurance that we will be able to consummate investment transactions or that such transactions will be successful. Blackstone Credit & Insurance, the Fund and their affiliates may also face certain conflicts of interests in connection with any transaction, including any warehousing transaction, involving an affiliate.
We face risks associated with the deployment of our capital.
In light of the nature of our continuous offering as well as ongoing and periodic private offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying suitable investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of our Common Shares in any periodic public or private offering and the time we invest the net proceeds. Our proportion of privately-negotiated investments may be lower than expected. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments, each of which is subject to management fees.
In the event we are unable to find suitable investments, such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our Common Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.
As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board of Trustees. There is not a public market for the securities of the privately-held companies and certain other private assets in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of a date other than quarter end for share issuances and repurchases, the Fund will consider whether there has been a material change to such investments as to affect their fair value, but such analysis may be more limited than the quarter end process.
As part of the valuation process, we will generally take into account relevant factors in determining the fair value of the Fund’s investments, without market quotations, many of which are loans, including and in combination, as relevant: (i) the portfolio company’s ability to make payments based on its earnings and cash flow, (ii) the estimated enterprise value of a portfolio company, (iii) the nature and realizable value of any collateral, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded
securities existed. We typically utilize independent third-party valuation firms to assist us in determining the fair value of investments for which market quotations are not readily available or deemed to be unreliable. Such investments are generally categorized as Level 3, consistent with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), issued by the Financial Accounting Standards Board. The independent valuation firms consider observable market inputs together with significant unobservable inputs, including but not limited to discount rates, performance multiples, or market multiples, in arriving at their valuation recommendations to the Advisers. The Fund generally expects that the majority of the Fund’s investments will be categorized as Level 3 investments. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from what was previously the value, and such differences could be material.
Although we have implemented a share repurchase program, we have discretion to not repurchase Common Shares, and our Board of Trustees has the ability to amend or suspend the program.
Our Board of Trustees may amend or suspend the share repurchase program at any time in its discretion (including to offer to purchase fewer shares). Shareholders may not be able to sell their Common Shares on a timely basis in the event our Board of Trustees amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be considered a guaranteed method to sell Common Shares promptly or at a desired price.
The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.
In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of Common Shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our Common Shares will be on the repurchase date.
There is a risk that investors in our Common Shares may not receive distributions or that our distributions may decrease over time.
All distributions are and will be paid at the discretion of our Board of Trustees and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Trustees may deem relevant from time to time. We cannot assure shareholders that we will continue to pay distributions to our shareholders in the future. We may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from any securities offering. Therefore, portions of the distributions that we make may represent a return of capital to a shareholder that will lower such shareholder’s tax basis in its shares and reduce the amount of funds we have for investment in targeted assets.
We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital
gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions, if any, might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board of Trustees and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Trustees may deem relevant from time to time. We cannot assure shareholders that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our prior offerings or from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of shareholders’ capital. A return of capital is a return of a shareholder’s investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. Distributions from the proceeds of our prior offerings or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.
We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from securities offerings, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).
Any distributions made from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Shareholders should also understand that our future repayments to the Adviser will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.
As a public reporting company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance
with such regulations may adversely affect us.
As a public reporting company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our Common Shares, which is not expected to occur.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
We, our portfolio companies and other counterparties are subject to regulation at the local, state and federal level. New legislation may be enacted, or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect. Anticipating policy changes and reforms may be particularly difficult during periods of heightened partisanship at the federal, state and local levels, including due to the divisiveness surrounding populist movements, political disputes and socioeconomic issues. The failure to accurately anticipate the possible outcome of such changes and/or reforms could have a material adverse effect on our returns.
In recent years, there has been increased regulatory enforcement activity and rulemaking impacting the financial services industry. Under the prior U.S. presidential administration, including at the SEC and certain other regulatory bodies, policy changes could have imposed additional costs on us and our investments, required significant attention of senior management or resulted in limitations on the manner in which we or the companies in which we invest conduct business. We cannot predict at this time whether and the extent to which the current U.S. presidential administration and newly-appointed senior officials at the SEC and other federal agencies will pursue these or other policy changes. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies.
Additionally, any changes to or repeal of the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of the Advisers to other types of investments in which the Advisers may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of a shareholder’s investment.
Trade negotiations and related government actions may create regulatory uncertainty for our portfolio companies and our investment strategies and adversely affect the profitability of our portfolio companies.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto, and has proposed and/or taken actions to increase tariffs or other duties on goods or products being imported into the U.S. For example, the U.S. government has imposed, and may in the future increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Recently, the current U.S. presidential administration has proposed and/or imposed significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. We cannot predict how or what tariffs will be imposed or what retaliatory measures other countries, including China, may take in response to tariffs proposed or imposed by the U.S. Such uncertainty and/or tariffs or counter-measures could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on imported goods.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy, including with respect to the proposed tariffs. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could create further regulatory uncertainty for our portfolio companies and adversely affect their businesses and financial condition, particularly to the extent the revenues and profitability of their businesses rely on goods imported from outside of the United States.
Financial regulatory changes in the United States could adversely affect our business.
The financial services industry continues to be the subject of heightened regulatory scrutiny in the United States. There has been active debate over the appropriate extent of regulation and oversight of investment funds and their managers. We may be adversely affected as a result of new or revised regulations imposed by the SEC or other U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities and self-regulatory organizations. Further, new regulations or interpretations of existing laws may result in enhanced disclosure obligations, including with respect to sustainability matters, which could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time or buy new technology to comply effectively.
Conversely, potential deregulation of the banking industry in the United States, including a rollback of existing regulatory requirements, could adversely affect the private credit industry and, consequently, our investment strategy, portfolio performance and overall returns.
Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.
We, the Advisers and their affiliates are subject to regulatory oversight, which could negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.
Our business and the businesses of the Advisers and their respective affiliates are subject to extensive regulation, including periodic examinations, inquiries and investigations, which may result in enforcement and other proceedings, by governmental agencies and self-regulatory organizations in the jurisdictions in which we and they operate around the world, including the SEC and various other U.S. federal, state and local agencies. These authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities.
We, the Advisers and their respective affiliates have received, and may in the future receive, requests for information, inquiries and informal or formal investigations or subpoenas from such regulators from time to time in connection with such inquiries and proceedings and otherwise in the ordinary course of business. These requests could relate to a broad range of matters, including specific practices of our business, the Advisers, our investments or other investments the Advisers or their affiliates make on behalf of their clients, potential conflicts of interest between us and the Advisers or their affiliates, or industry wide practices. Actions by and/or initiatives of the SEC and/or other regulators can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our, Blackstone’s or our personnel’s activities, or changing our historic practices. Any adverse publicity relating to an investigation, proceeding or imposition of these sanctions could harm our or Blackstone’s reputation and have an adverse effect on our future fundraising or operations. The costs of responding to legal or regulatory information requests, any increased reporting, registration and compliance requirements will be borne by us in the form of legal or other expenses, litigation, regulatory proceedings or penalties, may divert the attention of our management, may cause negative publicity that adversely affects investor sentiment, and may place us at a competitive disadvantage, including to the extent that we, the Advisers or any of their respective affiliates are required to disclose sensitive business information or alter business practices.
In addition, efforts by the current administration or future administrations could have further impacts on our industry if previously enacted laws are amended or if new legislative or regulatory reforms are adopted. In addition, a future change in administration may lead to leadership changes at a number of U.S. federal regulatory agencies with oversight over the U.S. financial services industry. Such changes would pose uncertainty with respect to such agencies’ ongoing policy priorities and could lead to increased regulatory enforcement activity in the financial services industry. Any changes or reforms may impose additional costs on our current or future investments, require the attention of senior management or result in other limitations on our business or investments. We are unable to predict at this time the likelihood or effect of any such changes or reforms.
The impact of financial reform legislation on us is uncertain.
In light of past market conditions in the U.S. and global financial markets, the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) which instituted a wide range of reforms that have impacted all financial institutions to varying degrees. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to us and our shareholders.
Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs, increase regulatory investigations of the investment activities of our funds, require the attention of our senior management, affect the manner in which we conduct our business and adversely affect our profitability. The full extent of the impact on us of any new laws, regulations or initiatives that may be proposed is impossible to determine.
We may experience fluctuations in our quarterly results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
Transactions denominated in foreign currencies subject us to foreign currency risks.
We hold assets and have made borrowings denominated in foreign currencies, and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our NAV and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs. See “—We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.”
General economic conditions could adversely affect the performance of our investments and operations.
We and our portfolio companies are susceptible to the effects of economic slowdowns or recessions. The global growth cycle is in a mature phase and signs of slowdown are evident in certain regions around the world. Periods of elevated inflation and high interest rates, such as those experienced in recent years, can contribute to significant volatility in debt and equity markets. Although generally decelerating, inflation remains above the U.S. Federal Reserve’s target levels. Despite multiple federal fund rate decreases over the course of 2024, interest rates have remained elevated, with the U.S. Federal Reserve indicating in early 2025 an expectation of slower rate decreases moving forward.
Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing
loans on the balance sheets of European banks, the effect of the United Kingdom (“UK”) leaving the European Union (the “E.U.”), instability in the Chinese capital markets and the
COVID-19
pandemic Although the broader outlook remains constructive, geopolitical instability continues to pose risk. In particular, the current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China, concern as to whether China’s stimulus measures will effectively stabilize its slowing economic growth, or the ongoing conflicts in the Middle East and Ukraine, could lead to disruption, instability and volatility in the global markets. For example, in the United States, the current presidential administration has stated its intention to propose or has implemented governmental policy and regulatory changes in a variety of areas, including the imposition of tariffs or other trade barriers. In that connection, certain countries subject to those changes have expressed an intent to impose or have imposed similar measures in return. Additionally, certain of our portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the United States. A decreased U.S. government credit rating, any default by the U.S. government on its obligations, or any prolonged U.S. government shutdown, could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our Common Shares. Unfavorable economic conditions would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events may limit our investment originations, and limit our ability to grow and could have a material negative impact on our operating results, financial condition, results of operations and cash flows and the fair values of our debt and equity investments.
In addition, severe public health events, such as those caused by the
COVID-19
pandemic, may occur from time to time, and could directly and indirectly impact us in material respects that we are unable to predict or control, including by threatening the well-being
and morale of personnel involved in our operations and interrupting business activities. In addition, related factors may materially and adversely affect us, including the effectiveness of governmental responses, the extension, amendment or withdrawal of any government programs or initiatives and the timing and speed of economic recovery. Actions taken in response may contribute to significant volatility in the financial markets, resulting in increased volatility in equity prices, material interest rate changes, supply chain disruptions, such as simultaneous supply and demand shock to global, regional and national economies, and an increase in inflationary pressures.
Any deterioration of general economic conditions may lead to significant declines in corporate earnings or loan performance, and the ability of corporate borrowers to service their debt, any of which could trigger a period of global economic slowdown, and have an adverse impact on the performance and financial results of the Fund, and the value and the liquidity of the Common Shares. In an economic downturn, we may have non-performing
assets or
non-performing
assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions impacted the value of any collateral securing our senior secured debt in 2024 and may continue to impact such collateral in the future. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on favorable terms or at all. These events could prevent us from increasing investments and harm our operating results.
In addition, the failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which we and/or our portfolio companies have a commercial relationship could adversely affect, among other things, our and/or our portfolio companies’ ability to pursue key strategic initiatives, including by affecting our or our portfolio company’s ability to access deposits or borrow from financial institutions on favorable terms. Additionally, if a portfolio company or its sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders,
including syndicate banks or other fund vehicles, to undertake and/or execute co-investment
transactions with the Fund, which in turn may result in fewer co-investment
opportunities being made available to the Fund or impact the Fund’s ability to provide additional follow-on
support to portfolio companies. The ability of the Fund, its subsidiaries and portfolio companies to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.
Inflation and supply chain risks have had and may continue to have an adverse impact on our financial condition and results of operations.
Globally, inflation and rapid fluctuations in inflation rates have in the past had negative effects on economies and financial markets, particularly in emerging economies, and may do so in the future. Wages and prices of inputs increase during periods of inflation, which can negatively impact returns on our investments. In an attempt to stabilize inflation, governments may impose wage and price controls, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on levels of economic activity.
We may be impacted by general global economic and market conditions.
The success of our investment activities could be affected by general economic and market conditions in Europe and in the rest of the world, as well as by changes in applicable laws and regulations (including laws relating to taxation of our investments), tariffs or other trade barriers, currency exchange controls, rate of inflation, currency depreciation, asset re-investment,
resource self-sufficiency and national and international political and socioeconomic circumstances in respect of the European and other
non-U.S.
countries in which we may invest. These factors will affect the level and volatility of securities prices and the liquidity of the Fund’s investments, which could impair our profitability or result in losses. General fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets; the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations.
The Advisers’ financial condition may be adversely affected by a significant general economic downturn and they may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Advisers’ businesses and operations (including those of the Fund). A recession, slowdown and/or sustained downturn in the global economy (or any particular segment thereof) could have a pronounced impact on the Fund and could adversely affect the Fund’s profitability, impede the ability of the Fund’s portfolio companies to perform under or refinance their existing obligations and impair the Fund’s ability to effectively deploy its capital or realize its investments on favorable terms.
In addition, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the ongoing conflicts in the Middle East and Ukraine could have a negative impact on those countries and others in those regions. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.
Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company’s capital structure.
It may be difficult to bring suit or foreclosure in
non-U.S.
countries.
Because the effectiveness of the judicial systems in the countries in which the Fund may invest varies, the Fund (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Fund or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Fund invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors’ rights.
MiFID II obligations could have an adverse effect on the ability of Blackstone Credit & Insurance and its MiFID-authorized EEA affiliates to obtain and research in connection with the provision of an investment service.
The Recast European Union Directive on Markets in Financial Instruments (“MiFID II”) came into effect on January 3, 2018, and imposes regulatory obligations in respect of providing financial services in the European Economic Area (“EEA”) by EEA banks and EEA investment firms providing regulated services (each, an “Investment Firm”). Each Adviser is a non-EEA
investment company and is, therefore, not subject to MiFID II but can be indirectly affected. The regulatory obligations imposed by MiFID II may impact, and constrain the implementation of, the investment strategy of the Fund. MiFID II restricts Investment Firms’ ability to obtain research in connection with the provision of an investment service. For example, Investment Firms providing portfolio management or independent investment advice may purchase investment research only at their own expense or out of specifically dedicated research payment accounts agreed upon with their clients. Research will also have to be unbundled and paid separately from the trading commission. EEA broker-dealers will unbundle research costs and invoice them to Investment Firms separated from dealing commissions.

Therefore, in light of the above, MiFID II could have an adverse effect on the ability of Blackstone Credit & Insurance and its MiFID-authorized EEA affiliates to obtain and to provide research. The new requirements regarding the unbundling of research costs under MiFID II are not consistent with market practice in the United States and the regulatory framework concerning the use of commissions to acquire research developed by the SEC, although the SEC has issued temporary no-action
letters to facilitate compliance by firms with the research requirements under MiFID II in a manner that is consistent with the U.S. federal securities laws. Blackstone Credit & Insurance’s access to third-party research may nonetheless be significantly limited. Some EEA jurisdictions extend certain MiFID II obligations also to other market participants (e.g., Alternative Investment Fund Managers) under national law. There is very little guidance, and limited market practice, that has developed in preparation for MiFID II. As such, the precise impact of MiFID II on Blackstone Credit & Insurance and the Fund cannot be fully predicted at this stage.
Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith pursuant to procedures adopted by, and under oversight of our Board of Trustees. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.
Terrorist attacks, acts of war or natural disasters may adversely affect our operations.
Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts, including the ongoing conflicts in the Middle East and Ukraine, have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.
Force majeure events may adversely affect our operations.
We may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
Cybersecurity and data protection risks could result in the loss of data, interruptions in our business, and damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.
Our operations are highly dependent on technology platforms and we rely heavily on Blackstone’s and its affiliates’ analytical, financial, accounting, communications and other data processing systems. Blackstone’s and its affiliates’ systems face ongoing cybersecurity threats and attacks, which could result in the loss of confidentiality, integrity or availability of such systems and the data held by such systems. Attacks on Blackstone’s and/or its affiliates’ systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Attacks on Blackstone’s and/or its affiliates’ systems could also involve ransomware or other forms of cyber extortion. Cyberattacks and other data security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees, consultants, independent contractors or other service providers.
There has been an increase in the frequency and sophistication of the cyber and data security threats, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target Blackstone and/or its affiliates because they hold a significant amount of confidential and sensitive information about investors, portfolio companies and potential investments. As a result, Blackstone’s and its affiliates’ may face a heightened risk of a security breach or disruption with respect to this information. Measures taken by Blackstone’s and/or its affiliates’ to ensure the integrity of their systems may not provide adequate protection, especially because cyberattack techniques are continually evolving, may persist undetected over extended periods of time, and may not be mitigated in a timely manner to prevent or minimize the impact of an attack on Blackstone and/or its affiliates’, our investors, our portfolio companies or potential investments. If Blackstone’s and/or its affiliates’ systems or those of third party service providers are compromised either as a result of malicious activity or through inadvertent transmittal or other loss of data, do not operate properly or are disabled, or we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, increased costs, a disruption of our businesses, liability to our counterparties, portfolio companies or fund investors, regulatory intervention or reputational damage. The costs related to cyber or other data security threats or disruptions may not be fully insured or indemnified by other means.
In addition, we could also suffer losses in connection with updates to, or the failure to timely update, the technology platforms on which we rely. We are reliant on third party service providers for certain aspects of our business, including for our administration, as well as for certain technology platforms, including cloud-based services. These third-party service providers could also face ongoing cybersecurity threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data.
Cybersecurity and data protection have become top priorities for regulators around the world. Many jurisdictions in which we, Blackstone and/or its affiliates operate have laws and regulations relating to privacy, data protection and cybersecurity, including, as examples, the General Data Protection Regulation in the European Union, the UK Data Protection Act, and the California Privacy Rights Act. For example, in February 2022, the SEC proposed rules regarding registered investment advisers’ and funds’ cybersecurity risk management requiring the adoption and implementation of cybersecurity policies and procedures, enhanced disclosure in regulatory filings and prompt reporting of incidents to the SEC, which, if adopted, could increase our compliance costs and potential regulatory liability related to cybersecurity. Some jurisdictions have also enacted or proposed laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.
Breaches in our, Blackstone’s and/or its affiliates’ security or in the security of third party service providers, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our, Blackstone’s and/or its affiliates’, including the Advisers’, employees or our shareholders’ or counterparties’ confidential, proprietary and other information processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in our, Blackstone’s and/or its affiliates’, including the Advisers’, employees’, our shareholders’, our counterparties’ or third parties’ business and operations, which could result in significant financial losses, increased costs, liability to our shareholders and other counterparties, regulatory intervention and reputational damage. Furthermore, if we, Blackstone and/or its affiliates fail to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely matter, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our shareholders to lose confidence in the effectiveness of our security measures and Blackstone more generally.
Our portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information, which in some instances are provided by third parties. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. We may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or a security breach than other assets or businesses. Such an event may have material adverse consequences on our investment or assets of the same type or may require portfolio companies to increase preventative security measures or expand insurance coverage.
Finally, Blackstone’s and/or its affiliates’ and our portfolio companies’ technology platforms, data and intellectual property are also subject to a heightened risk of theft or compromise to the extent they engage in operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how
and customer information and records. In addition, they may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on us and our portfolio companies.
We may not be able to obtain and maintain all required state licenses.
We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for, obtaining and maintaining required licenses can be costly and take several months. There is no assurance that we will obtain, and maintain, all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.
Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in our offering, which could harm our ability to achieve our investment objectives.
Broker-dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend the offering to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our Common Shares should consider a number of factors, under the care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our Common Shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If compliance by broker-dealers with Regulation Best Interest negatively impacts our ability to raise capital in the offering, it may harm our ability to create a diversified portfolio of investments, and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.
Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.
Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval, unless required by the 1940 Act or applicable law. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our Common Shares. However, the effects might be adverse, which could negatively impact our ability to pay shareholders distributions and cause shareholders to lose all or part of their investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.
Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.
Our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to reclassify the Board of Trustees, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.
Certain provisions of our Declaration of Trust could deter takeover attempts.
Our Declaration of Trust contains anti-takeover provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of our Board of Trustees. Our Board of Trustees is divided into three classes of trustees serving staggered three-year terms. This provision could delay for up to two years the replacement of a majority of our Board of Trustees.
Risks Related to Our Investments
Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Our investments in senior secured loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and, subject to compliance with our 80% policy, there is no limit on the amount of any such investments in which we may invest.
Senior Secured Loans and Senior Secured Bonds.
There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Such risks have become more pronounced due to elevated interest rates and market volatility. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.
Subordinated Debt.
Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash
income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.
Equity Investments.
We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
Preferred Securities.
Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Fund owns a preferred security that is deferring its distribution, the Fund may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Fund level, the Fund may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Fund may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Fund actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.
Non-U.S.
Securities.
We may invest in
non-U.S.
securities, which may include securities denominated in U.S. dollars or in
non-U.S.
currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in
non-U.S.
securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the
non-U.S.
securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because
non-U.S.
securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Loans Risk
. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in the prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
Further, there is a risk that any collateral pledged by portfolio companies in which the Fund has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Fund’s debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund’s security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the debt’s terms, or at all, or that the Fund will be able to collect on the debt should it be forced to enforce remedies.
Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Fund’s yield may be lower.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.

If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Advisers, do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Advisers have adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.
Junior, Unsecured Securities.
Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Fund’s investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.
While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms may not be part of particular investments. Moreover, our ability to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.
Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.
There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.
Below Investment Grade Risk
. In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:

•
Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.

•
Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.

•
Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments, or the unavailability of additional financing.

•
Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

•
Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.

•	We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.
The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.
Mezzanine Loans
. Mezzanine debt securities generally will be unrated or have ratings or implied or imputed ratings below investment grade. They will be obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. While mezzanine debt investments and other loans or unsecured investments can benefit from the same or similar covenants as those enjoyed by the indebtedness ranking more senior to such investments and can benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms might not be part of particular investments (for example, such investments might not be protected by financial covenants or limitations upon incurrence of additional indebtedness by the issuer). Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of elevated interest rates or an economic downturn) could adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, can also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.
Risk Retention Vehicles
. We may invest in CLO debt and equity tranches and warehouse investments directly or indirectly through an investment in U.S. and/or European vehicles (“Risk Retention Vehicles”) established for the purpose of satisfying U.S. and/or E.U. regulations applicable to such investments, including regulations that require the retention of credit risk associated with certain CLOs and other investments. Risk Retention Vehicles will be structured to satisfy such retention requirements by purchasing and retaining the percentage of CLO notes prescribed under applicable retention requirements (the “Retention Notes”) or as otherwise may be required under applicable laws and regulations. For the avoidance of doubt, the term Risk Retention Vehicles does not include vehicles that are deemed to be controlled by the Advisers or their affiliates but does include Risk Retention Vehicles we control.
Indirect investments in CLO equity securities (and in some instances more senior CLO securities) and warehouse investments through entities that have been established to satisfy the U.S. and/or the E.U. retention requirements may allow for better economics for us (including through fee rebate arrangements). For example, these types of investments may create stronger negotiating positions with CLO managers and underwriting banks who are incentivized to issue CLOs and who require the participation of a Risk Retention Vehicle to enable the CLO securities to be issued. However, Retention Notes differ from other securities of the same ranking since the retention requirements prescribe that such Retention Notes must be held by the relevant risk retainer for a specified period. U.S. retention requirements prescribe the holding period to be the longer of (x) the period until the CLO has paid down its securities to 33% of their original principal amount, (y) the period until the CLO has sold down its assets to 33% of their original principal amount and (z) two years after the closing of the CLO. On the other hand, the E.U. retention requirements prescribe the holding period to be the lifetime of the CLO. In addition, Retention Notes are subject to other restrictions not imposed on other securities of the same ranking; for example, Retention Notes may not be subject to credit risk mitigation. A breach of the retention requirements may result in the imposition of regulatory sanctions or, in the case of the E.U. retention requirements, in claims being brought against the retaining party.
“Covenant-lite” Obligations
. We may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.
Consumer Loans.
We may invest in, or obtain exposure to, consumer lending, which involves risk elements in addition to normal credit risk. Consumer loan terms vary according to the type and value of collateral and creditworthiness of the borrower. In underwriting consumer loans, a thorough analysis of the borrower’s financial ability to repay the loan as agreed is typically performed. The ability to repay shall be determined by, among others, the borrower’s employment history, current financial conditions, and credit background. While these loans typically have higher yields than many other loans, such loans involve risk elements in addition to normal credit risk. Consumer loans may entail greater credit risk than other loans particularly in the case of unsecured consumer loans or consumer loans secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to consumer loans. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, and/or state consumer protection laws may limit the amount which can be recovered on such loans.
Bridge Financings.
From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Fund’s control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Fund.
Restructurings
.
Investments in companies operating in workout or bankruptcy modes present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action.
Subsidiaries Risk.
The Fund invests in entities (1) that will be primarily controlled by the Fund; and (2) that primarily engage in investment activities in securities or other assets (each such entity, a “Subsidiary”). A Subsidiary is “primarily controlled” by the BDC when (a) the BDC controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the BDC’s control of the unregistered entity is greater than that of any other person. In addition, the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund. The Board of Trustees has oversight responsibility for the investment activities of the Fund, including any investment in any Subsidiary, and the Fund’s role as member or shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund.
The Fund does not expect that any Subsidiary will be required to register as an investment company under the 1940 Act. The Fund expects that any investment advice provided by an investment adviser to a Subsidiary of the Fund would be provided by the Fund’s investment adviser, and the Fund’s Board of Trustees will consider any investment advisory services provided to a Subsidiary of the Fund in connection with the Board of Trustees’ annual consideration of the Fund’s investment advisory agreement. Any investment advisory agreement for a Subsidiary will comply with Section 15 of the 1940 Act, including that (i) such investment advisory agreement will be approved by the Fund’s Board of Trustees and (ii) such investment advisory agreement between the Subsidiary and its investment adviser will be filed as an exhibit to the Fund’s public filings.
The Fund will comply with Section 61 of the 1940 Act, governing investment policies, capital structure and leverage, on an aggregate basis with any Subsidiary. Any Subsidiary also would comply with Section 57 of the 1940 Act relating to affiliated transactions and custody. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies.

We may be exposed to risks associated with investments in underlying investment companies or BDCs.
The Fund may invest in underlying investment companies or BDCs, in which case a shareholder’s investment in the Fund will be affected by the investment policies and decisions of each underlying investment company in direct proportion to the amount of the Fund’s assets that are invested in each underlying investment company. The securities of the underlying investment companies or BDCs in which the Fund invests or plans to invest may be illiquid. Subscriptions to purchase the securities of underlying investment companies or BDCs are typically subject to restrictions or delays. There is no regular market for interests in many underlying investment companies or BDCs or their portfolio companies, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the manager of the applicable underlying investment companies or BDCs or the board of the portfolio company, and could occur at a discount to the stated NAV. If the Advisers determine to cause the Fund to sell its interest in an underlying investment company or BDC, the Fund may be unable to sell such interest quickly, if at all, and could therefore be obligated to continue to hold such interest for an extended period of time, or to accept a lower price for a quick sale.
Some funds in which the Fund may invest may impose restrictions on when an investor may withdraw its investment or limit the amounts an investor may withdraw. To the extent that the Advisers seek to reduce or sell out of its investment at a time or in an amount that is prohibited, the Fund may not have the liquidity necessary to participate in other investment opportunities or may need to sell other investments that it may not have otherwise sold.
We are exposed to risks associated with changes in interest rates.
We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our ability to make investments, the value of our investments and our ability to realize gains from the disposition of investments and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.
During periods of falling interest rates, payments under the floating rate debt instruments that we hold would generally decrease, resulting in less revenue to us. In the event of a sharply rising interest rate environment, such as during 2022 and 2023, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed-rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, in general, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive
fee net investment income.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize
our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.
We generally do not control our portfolio companies.
We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded
companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
We are subject to risks related to sustainability matters.
In evaluating potential investments, the Advisers consider opportunities and risk related to material sustainability factors. Although the Advisers’ consideration of sustainability factors is intended to aid the Advisers in evaluating the return and risk profile of a given investment and is not expected to by itself determine an investment decision for us, the Advisers’ consideration of sustainability factors could, to the extent material economic risks or opportunities associated with an investment are identified, cause the Advisers to consider taking a different action than may have been taken in the absence of such consideration, which could cause us to perform differently compared to funds or other investors that do not consider such risks and opportunities. Further, although the Advisers view application of their sustainability framework to be an opportunity to potentially enhance or protect the performance of investments over the long-term, the Advisers cannot guarantee that any consideration of sustainability factors or engagement with portfolio companies on sustainability, which depends in part on skill and qualitative judgments, will positively impact the performance of any individual portfolio company or us.
In addition, some investors may evaluate potential investments in part based on third-party environmental, social and governance (“ESG”) rating systems. The criteria used in these ratings systems may conflict and change frequently, and we cannot predict how these third parties will score us, nor can we have any assurance that they score us or other companies accurately. If our ESG ratings, disclosures or practices do not meet the standards set by such investors or our shareholders, they may choose not to invest in our Common Shares. Relatedly, adverse performance or incidents with respect to sustainability matters or negative ESG ratings or assessments could impact the value of our brand, or the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

At the same time, some stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. This divergence increases the risk that any action or lack thereof with respect to sustainability matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. Rules, regulations and stakeholder expectations concerning sustainability matters have been subject to increased attention and shifting focus in recent years. Some of these changes have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. If we fail or are perceived to fail to comply with applicable rules, regulations and stakeholder expectations, it could negatively impact our reputation and our business results.
We and our investment adviser could be the target of litigation or regulatory investigations.
We as well as our investment adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that we and our investment adviser and/or any of its affiliates will avoid regulatory investigation and possible enforcement actions stemming therefrom. Our investment adviser is a registered investment adviser and, as such, is subject to the provisions of the Advisers Act. We and our investment adviser are each, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general.
Our investment adviser, its affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by us. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect the value of us or the ability of our investment adviser to manage us, are often impossible to anticipate. Our investment adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of our investment adviser.
Our investment activities are subject to the normal risks of becoming involved in litigation by third parties. This risk would be somewhat greater if we were to exercise control or significant influence over a portfolio company’s direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved by our investment adviser, our administrator, or any of our officers, be borne by us and would reduce our net assets. Our investment adviser and others are indemnified by us in connection with such litigation, subject to certain conditions.
Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
Certain debt investments that we make in portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.
We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.
Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.
The risks associated with our and our portfolio companies’ businesses are more severe during periods of economic slowdown or recession. In recent years, we have experienced periods of economic slowdown and in some instances, contraction, as countries and industries around the globe grappled with the short- and long-term economic impacts of elevated inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility, the
COVID-19
pandemic and volatility in global capital markets.
Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing
assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Certain of our portfolio companies may also be impacted by tariffs or other matters affecting international trade. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt investments that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Our investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies.
When investing in CLOs, we may invest in any level of a CLO’s subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.
A covenant breach or other default by our portfolio companies may adversely affect our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize
our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization
would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.
Our portfolio companies may be highly leveraged.
Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.
Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.
Our portfolio may be concentrated in a limited number of industries. Our portfolio will be considered to be concentrated in a particular industry when 25% or greater of its total assets are invested in issuers that are a part of that industry. A downturn in any industry in which we are invested could significantly impact the aggregate returns we realize. We may concentrate our investments in issuers that are part of the software industry, which currently represent more than 25% of our total investments at fair value. Such concentration may change as a result of additional investments in, or divestment of investments in, the software industry and/or fluctuations in the fair value of our investments in the software industry and other industries.
If an industry in which we have significant investments suffers from adverse business or economic conditions, as individual industries have historically experienced to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

We may be subject to risks associated with our investments in the software industry.
The revenue, income (or losses) and valuations of software and other technology-related companies can and often do fluctuate suddenly and dramatically. In addition, because of rapid technological change, the average selling prices of software products have historically decreased over their productive lives. As a result, the average selling prices of software offered by our portfolio companies may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any securities that we may hold. Additionally, companies operating in the software industry are subject to vigorous competition, changing technology, changing client and end-consumer
needs, evolving industry standards and frequent introductions of new products and services. Our portfolio companies in the software industry could compete with companies that are larger and could be engaged in a greater range of businesses or have greater financial, technical, sales or other resources than our portfolio companies do. Our portfolio companies could lose market share if their competitors introduce or acquire new products that compete with their software and related services or add new features to existing products. Any deterioration in the results of our portfolio companies due to competition or otherwise could, in turn, materially adversely affect our business, financial condition and results of operations.
We may be subject to risks associated with our investments in the professional services industry.
Portfolio companies in the professional services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the professional services industry must respond quickly to technological changes and understand the impact of these changes on customers’ preferences. Adverse economic, business, or regulatory developments affecting the professional services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.
Our investments in the healthcare providers and services industry face considerable uncertainties.
The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules or changes in administration of such laws and rules could force our portfolio companies engaged in healthcare to change reserve levels or change how they do business, and could also restrict revenue, increase costs and impact liquidity.
Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.
Investing in large private U.S. borrowers may limit the Fund’s ability to achieve high growth rates during times of economic expansion.
Investing in originated assets made to large private U.S. borrowers may result in us underperforming in other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, our value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.

We are subject to risks associated with investing in portfolio companies that derive a significant portion of their revenue from government contracts.
Some of our portfolio companies may derive a significant portion of their revenues from government contracts. When such contracts with government entities expire, they may be opened for bidding by competing service providers, and there is no guarantee that our portfolio companies’ contracts will be renewed or extended. If, as a result of government budgetary cuts, any of our portfolio companies’ government contracts are terminated, not renewed, renewed on less favorable terms, or not renewed on a timely basis; if payments due to our portfolio companies under contracts with government entities are delayed due to administrative backlogs or budgetary constraints; or if any of our portfolio companies receive an adverse finding or review resulting from an audit or investigation, the stability and financial performance of these companies, including their ability to service or repay debt, could be materially and adversely impacted. As a result, any disruptions to these contracts may in turn negatively affect the value of our investments and our overall returns. Furthermore, a reduction in U.S. government contracting may limit investment opportunities and negatively impact our ability to generate expected returns.
Investing in private companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.
These risks include that:

•
these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

•
these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•
these companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•
these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, Trustees and members of the Advisers may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
We may not realize gains from our equity investments.
Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.
We invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, limited public information generally exists about private companies. Fifth, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Advisers to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Advisers typically assess an investment in a portfolio company based on the Advisers’ estimate of the portfolio company’s earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Advisers to make different investment decisions than it may have made with more complete information. These private companies and their financial information are not subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.
Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.
We may invest a portion of our portfolio in publicly-traded assets. For example, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as
non-U.S.
securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments and to sell existing investments in public securities because the Fund may be deemed to have material, non-public
information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up
periods.
A lack of liquidity in certain of our investments may adversely affect our business.
We generally invest in companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments.
After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase shares. There is no assurance that we will make, or will have sufficient funds to make, follow-on
investments. Any decisions not to make a
follow-on
investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.
Our investments may include original issue discount and
payment-in-kind
instruments.
To the extent that we invest in original issue discount or
payment-in-kind
(“PIK”) instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash
income in taxable and accounting income prior to receipt of cash, including the following:

•
the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•
original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•
an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Advisers’ future base management fees which, thus, increases the Advisers’ future income incentive fees at a compounding rate;

•
market prices of PIK instruments and other
zero-coupon
instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero-coupon
debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•	even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•
for accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in
capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

•
the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash
component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and

•	original issue discount may create a risk of non-refundable cash payments to the Advisers based on non-cash accruals that may never be realized.

We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.
A total return swap (“TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Fund would typically have to post collateral to cover this potential obligation. To the extent the Fund complies with the applicable requirements of Rule
18f-4,
the leverage incurred through TRS will not be considered a borrowing for purposes of the Fund’s overall leverage limitation.
A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.
We may enter into repurchase agreements or reverse repurchase agreements.
Subject to our investment objectives and policies, we may invest in repurchase agreements as a buyer for investment and/or cash management purposes. Repurchase agreements typically involve the acquisition by us of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that we will sell the securities back to the institution at a fixed time in the future. We do not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, we could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which we seek to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, we generally will seek to liquidate such collateral. However, the exercise of our right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, we could suffer a loss.
Subject to our investment objectives and policies, we invest in repurchase agreements as a seller, also known as a “reverse repurchase agreement.” Our use of reverse repurchase agreements involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements are generally invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remain obligated to repurchase. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, we may be worse off than if we had not used such instruments.
We may enter into securities lending agreements.
We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, is at or above 150% immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Advisers to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market
basis in an amount at least equal at all times to the market value of the securities lent. If the Fund enters into a securities lending arrangement, the Advisers, as part of their responsibilities under the Advisory Agreements, will invest the Fund’s cash collateral in accordance with the Fund’s investment objectives and strategies. The Fund will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent.
The Fund may invest the cash collateral received only in accordance with its investment objectives, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund.
Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.
We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.
We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized
agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.
A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer’s defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer’s defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.
A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage.
Certain categories of credit default swaps are subject to mandatory clearing, and more categories may be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter
derivative transactions because generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that a clearing house, or its members, will satisfy the clearing house’s obligations (including, but not limited to, financial obligations and legal obligations to segregate margins collected by the clearing house) to the Fund. Counterparty risk with respect to certain exchange-traded and over-the-counter
derivatives are considered as part of the value at risk provisions of Rule
18f-4.
See
“
Risk Factors
—
Risks Related to Debt Financing.”
We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.
We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter
markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders. The Dodd-Frank Act could adversely impact an issuer’s ability to hedge risks associated with the Fund’s investments.
Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.
We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Technological or other innovations and industry disruptions may negatively impact us.
Recent trends in the market generally, including technological developments in artificial intelligence, have disrupted the industry with technological or other innovations. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect the Fund and/ or its portfolio companies or alter the market practices that help frame its strategy. Any of these new approaches could damage the Fund’s investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not have been foreseeable at the time we made the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.
We may invest through various joint ventures.
From time to time, we may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors (collectively, “joint ventures”). Joint venture investments involve various risks, including risks similar to those associated with a direct investment in a portfolio company, the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Fund, the risk that a joint venture partner may be in a position to take action contrary to the Fund’s objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under state law. Our ability to exercise control or significant influence over management in these cooperative efforts will depend upon the nature of the joint venture arrangement, and certain joint venture arrangements may pose risks of impasse if no single party controls the joint venture, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control under applicable agreements with joint venture partners. In addition, we may, in certain cases, be liable for actions of our joint venture partners. The joint ventures in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Fund, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act. If an investment in an unconsolidated joint venture were to be consolidated for any reason, the leverage of such joint venture could impact our ability to maintain the minimum coverage ratio of total assets to total borrowings and other senior securities required under the 1940 Act, which have an effect on our operations and investment activities. See “
—
When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.”
We are subject to risks associated with investing alongside other third parties.
We may invest in joint ventures alongside third parties through joint ventures, partnerships or other entities in the future. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that such third party may at any time have economic or business interests or goals which are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may in certain circumstances be liable for actions of such third party.
More specifically, joint ventures involve a third party that has approval rights over activity of the joint venture. The third party may take actions that are inconsistent with our interests. For example, the third party may decline to approve an investment for the joint venture that we otherwise want the joint venture to make. A joint venture may also use investment leverage which magnifies the potential for gain or loss on amounts invested. Generally, the amount of borrowing by the joint venture is not included when calculating our total borrowing and related leverage ratios and is not subject to asset coverage requirements imposed by the 1940 Act. If the activities of the joint venture were required to be consolidated with our activities because of a change in GAAP rules or SEC staff interpretations, it is likely that we would have to reorganize any such joint venture.
We may syndicate
co-investment
opportunities, which may be costly.
From time to time, we may make an investment with the expectation of offering a portion of its interests therein as a co-investment
opportunity to third-party investors. There can be no assurance that we will be successful in syndicating any such co-investment,
in whole or in part, that the closing of such
co-investment
will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Fund or that expenses incurred by us with respect to any such syndication will not be substantial. In the event that we are not successful in syndicating any such co-investment,
in whole or in part, we may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Fund more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Fund that is not syndicated to co-investors
as originally anticipated could significantly reduce our overall investment returns.
We may use a wide range of investment techniques that could expose us to a diverse range of risks.
The Advisers may employ investment techniques or invest in instruments that they believe will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically defined herein, so long as such investments are consistent with our investment strategies and objectives and subject to applicable law. Such investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any such investment technique or instrument may be more speculative than other investment techniques or instruments specifically described herein and may involve material and unanticipated risks. There can be no assurance that the Advisers will be successful in implementing any such investment technique. Furthermore, the diversification and type of investments may differ substantially from our prior investments.
We may invest in significant risk transfer securities, or other similar synthetic instruments, issued by banks or other financial institutions.
Significant risk transfer (“SRT”) securities, or other similar synthetic instruments, typically enable a bank, other financial institution or issuer to transfer the credit risk associated with a pool of underlying obligations (or “reference assets”) to investors, such as us, and are subject to, among other risks, the credit risks associated with the applicable reference assets. In connection with an investment in SRT securities or other similar synthetic instruments, we may have a contractual relationship only with the counterparty of such synthetic instrument, and not with the reference obligor of the reference asset. Accordingly, we generally will have no right to directly enforce compliance by the reference obligor with the terms of the reference asset nor will we have any rights of setoff against the reference obligor or rights with respect to the reference asset. We will not directly benefit from the collateral supporting the reference asset and will not have the benefit of the remedies that would normally be available to a holder of such reference asset. In addition, in the event of the insolvency of the counterparty, we may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference asset. SRT transactions are typically linked to a first-loss or mezzanine tranche of a larger portfolio; accordingly, an exposure to that portfolio would be leveraged.

Risks Related to the Advisers and Their Affiliates
The Advisers and their affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.
The Adviser and its affiliates receive substantial fees from us, and the
Sub-Adviser
receives a
sub-advisory
fee that will be paid by the Adviser out of its own advisory fees, in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the value of our net assets as of the beginning of the first business day of the month. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. Our compensation arrangements could therefore result in our making riskier or more speculative investments than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. See “Potential Conflicts of Interest.”
We may be obligated to pay the Adviser, and the Adviser may be obligated to pay the
Sub-Adviser,
incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
Our Investment Advisory Agreement entitles the Adviser, and the
Sub-Advisory
Agreement entitles the
Sub-Adviser,
to receive
Pre-Incentive
Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser, and the Adviser may be obligated to pay the
Sub-Adviser,
incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.
In addition, any
Pre-Incentive
Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.
There may be conflicts of interest related to obligations that the Advisers’ senior management and investment team have to Other Clients.
The members of the senior management and investment team of the Advisers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to Other Clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Advisers to manage our day-to-day
activities and to implement our investment strategy. The Advisers and certain of their affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Advisers, their officers and employees and certain of their affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of their affiliated equipment funds. The Advisers and their officers and employees will devote only as much of their time to our business as the Advisers and their officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on the Advisers to assist with identifying investment opportunities and making investment recommendations. The Advisers and their affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Advisers, their affiliates and their respective officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Advisers and their affiliates in a manner that the Advisers deem necessary and appropriate consistent with their fiduciary duties and the 1940 Act. See “Potential Conflicts of Interest.”
The time and resources that individuals employed by the Advisers devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Advisers are not prohibited from raising money for or managing other entities that make the same types of investments that we target.
The Advisers and individuals employed by the Advisers are generally not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may participate in certain transactions originated by the Advisers or their affiliates under our exemptive relief from the SEC that allows us to engage in co-investment
transactions with the Advisers and their affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Advisers will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Advisers, the Advisers may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board of Trustees) the Advisers may not have the opportunity to cause us to participate. Affiliates of the Advisers, whose primary business includes the origination of investments or investing in non-originated
assets, engage in investment advisory business with accounts that compete with us. See “Potential Conflicts of Interest.”
Our equity or debt securities may be purchased by the Advisers or their affiliates.
Affiliates of the Advisers have purchased, and in the future, expect to purchase our equity or debt securities. The Advisers and their affiliates will not acquire our equity securities with the intention to resell or re-distribute
such shares but may do so with respect to our debt securities. The purchase of such securities by the Advisers and their affiliates could create certain risks, including, but not limited to, the following:

•	the Advisers and their affiliates may have an interest in disposing of our securities at an earlier date so as to recover their investment in our securities;

•	substantial purchases of our securities by the Advisers and their affiliates may limit the Advisers’ ability to fulfill any financial obligations that it may have to us or incurred on our behalf; and

•	potential conflicts of interest, including related to the exercise of voting, consent or similar rights under our equity or debt securities.
The Advisers rely on key personnel, the loss of any of whom could impair its ability to successfully manage us.
Our future success depends, to a significant extent, on the continued services of the officers and employees of the Advisers or their affiliates. The loss of services of one or more members of the Advisers’ management team, including members of the Advisers’ investment committee (the “Investment Committee”), could adversely affect our financial condition, business and results of operations. The Advisers do not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Advisers. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

We depend on the Advisers to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with the Advisers could have a material adverse effect on our business and ability to achieve our investment objectives.
Our success is dependent upon our relationship with, and the performance of, the Advisers in the acquisition and management of our portfolio investments, and our corporate operations, as well as the persons and firms the Advisers retain to provide services on our behalf. The Advisers may suffer or become distracted by adverse financial or operational problems in connection with Blackstone’s business and activities unrelated to us and over which we have no control. Should the Advisers fail to allocate sufficient resources to perform their responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our shareholders.
The Intermediary Manager’s influence on the offering of our Common Shares gives it the ability to increase the fees payable to the Adviser.
The Adviser is paid a base management fee calculated as a percentage of our net assets and unrelated to net income or any other performance base or measure. The Intermediary Manager, an affiliate of the Adviser, will be incentivized to raise more proceeds in our offering to increase our net assets, even if it would be difficult for us to efficiently deploy additional capital, which in turn would increase the base management fee payable to the Adviser.
There may be trademark risk, as we do not own the Blackstone name.
We do not own the Blackstone name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.
We may be subject to additional potential conflicts of interests as a consequence of Blackstone’s status as a public company.
As a consequence of Blackstone’s status as a public company, our officers and trustees, and the employees of the Advisers may take into account certain considerations and other factors in connection with the management of the business and affairs of us and our affiliates that would not necessarily be taken into account if Blackstone were not a public company.
Risks Related to Business Development Companies
The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act described as “qualifying” assets (“Qualifying Assets”) unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying
investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.
If we do not remain a BDC, we might be regulated as a registered closed-end
management investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.
Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.
As a result of meeting the annual distribution requirement to qualify for taxation as a RIC under the Code, we may need to periodically access the capital markets to raise cash in order to fund new investments. We may issue “senior securities,” as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds
of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately-owned competitors, which may lead to greater shareholder dilution.
For U.S. federal income tax purposes, we are required to recognize taxable income (which may include deferred interest that is accrued as original issue discount) in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income in order to avoid corporate income tax as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to eliminate any corporate income tax as a RIC under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not meet the distribution requirements prescribed by the Code for a RIC and as such may become subject to corporate income tax.
We borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could result in a corporate income tax to the Fund. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.
Under the 1940 Act, we generally are prohibited from issuing or selling our Common Shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below the current NAV of our Common Shares if our Board of Trustees, including our Independent Trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Trustees, closely approximates the fair value of such securities.
Our ability to enter into transactions with our affiliates is restricted.
We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of our Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board of Trustees. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Advisers between our interests and the interests of such affiliate, in that the ability of the Advisers to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board of Trustees and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions (including certain co-investments)
with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, trustees, investment advisers, sub-advisers
or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Advisers, or entering into joint arrangements such as certain co-investments
with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We have obtained exemptive relief from the SEC that allows us to engage in co-investment
transactions with the Advisers and their affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Advisers will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Advisers, the Advisers may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board of Trustees) the Advisers may not have the opportunity to cause us to participate.
We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.
The net proceeds from the sale of Common Shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.
We are a
non-diversified
investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a
non-diversified
investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified
investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.
Risks Related to Debt Financing
When we use leverage, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Leverage may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.
The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. When we use leverage to partially finance our investments through borrowing from banks and other lenders, shareholders will experience increased risks of investing in our Common Shares. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares. Currently, the Fund has no intention to issue preferred shares. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not used leverage. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser. The Fund’s leverage strategy may not work as planned or achieve its goal.
We use and intend to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Advisers’ and our Board of Trustees’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.
As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to shareholders may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board of Trustees, a majority of whom are Independent Trustees with no material interests in such transactions.
The Fund may also enter into reverse repurchase agreements. Transactions under such agreements constitute leverage. When the Fund enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Fund’s assets. As a result, the use of such leverage transactions may increase fluctuations in the market value of the Fund’s assets compared to what would occur without the use of such transactions. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. If the Fund reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, transacting under such agreement will lower the Fund’s yield.
Although leverage has the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings and reverse repurchase agreements or similar arrangements in which the Fund may engage may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such transactions may provide that during the continuance of a default under such arrangement, the interests of the holders of Common Shares may be subordinated to the interests of the Fund’s lenders or debt holders.
Our credit facilities and unsecured notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our tax treatment as a RIC under the Code. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition, results of operations and/or liquidity.
See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” in our annual report on Form
10-K
for the fiscal year ended December 31, 2024 for more information regarding our borrowings.
We may default under our credit facilities.
In the event we default under our credit facilities or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our current or future credit ratings may not reflect all risks of an investment in our debt securities.
Any current or future credit ratings of us are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our current or future credit ratings will generally affect the market value of our debt securities. Our current or future credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.
The Notes present other risks to holders of our Common Shares, including the possibility that such Notes could discourage an acquisition of us by a third party.
Certain provisions of the Fund’s outstanding notes (the “Notes”) could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Notes may have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such Notes. These provisions could discourage an acquisition of us by a third party.
Failure to refinance our existing Notes could have a material adverse effect on our results of operations and financial position.
The Notes issued by us will mature at various dates in the future. If we are unable to refinance the Notes or find a new source of borrowing on acceptable terms, we will be required to pay down the amounts outstanding at maturity through one or more of the following: (1) borrowing additional funds under our then current credit facility, (2) issuance of additional Common Shares or (3) possible liquidation of some or all of our loans and other assets, any of which could have a material adverse effect on our results of operations and financial position.

The trading market or market value of our issued debt securities may fluctuate.
Our issued debt securities may or may not have an established trading market. We cannot assure our noteholders that a trading market for our issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our issued debt securities. These factors include, but are not limited to, the following:

•	the time remaining to the maturity of these debt securities;

•	the outstanding principal amount of debt securities with terms identical to these debt securities;

•	the ratings assigned by national statistical ratings agencies;

•	the general economic environment;

•	the supply of debt securities trading in the secondary market, if any;

•	the redemption or repayment features, if any, of these debt securities;

•	the level, direction and volatility of market interest rates generally; and

•	market rates of interest higher or lower than rates borne by the debt securities.
Our noteholders should also be aware that there may be a limited number of buyers when they decide to sell their debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.
Terms relating to redemption may materially adversely affect our noteholders’ return on any debt securities that we may issue.
If our noteholders’ debt securities are redeemable at our option, we may choose to redeem their debt securities at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In addition, if our noteholders’ debt securities are subject to mandatory redemption, we may be required to redeem their debt securities also at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In this circumstance, our noteholders may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as their debt securities being redeemed.
If we issue preferred shares or convertible debt securities, the NAV of our Common Shares may become more volatile.
We cannot assure you that the issuance of preferred shares and/or convertible debt securities would result in a higher yield or return to the holders of our Common Shares. The issuance of preferred shares or convertible debt would likely cause the NAV of our Common Shares to become more volatile. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our Common Shares would be reduced. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of Common Shares than if we had not issued the preferred shares or convertible debt securities. Any decline in the NAV of our investment would be borne entirely by the holders of our Common Shares. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in NAV to the holders of our Common Shares than if we were not leveraged through the issuance of preferred shares or debt securities.
There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred shares or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred shares or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred shares or convertible debt. In addition, we would pay (and the holders of our Common Shares would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, debt securities, convertible debt, or any combination of these securities. Holders of preferred shares or convertible debt may have different interests than holders of Common Shares and may at times have disproportionate influence over our affairs.
Holders of any preferred shares that we may issue will have the right to elect certain members of our Board of Trustees and have class voting rights on certain matters.
The 1940 Act requires that holders of preferred shares must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if dividends on such preferred shares are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares, including changes in fundamental investment restrictions and conversion to open-end
status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our Common Shares and preferred shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes.
Provisions in a credit facility may limit our investment discretion.
A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Fund, distributions to shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.
In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

The following table illustrates the effect of leverage on returns from an investment in our Common Shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholder (1)	(24.09)%	(14.92)%	(5.74)%	3.43%	12.60%

(1)
Based on (i) $71.3 billion in total assets as of December 31, 2024, (ii) $30.7 billion in outstanding indebtedness, at par, as of December 31, 2024, (iii) $38.9 billion in net assets as of December 31, 2024 and (iv) the weighted average all-in
cost of debt (including unused fees, accretion of net discounts on unsecured debt, amortization of deferred financing costs, and the impact of the application of hedge accounting) of 7.27% as of December 31, 2024.

Based on an outstanding indebtedness, at par, of $30.7 billion as of December 31, 2024 and the weighted average all-in
cost of debt (including unused fees, accretion of net discounts on unsecured debt, amortization of deferred financing costs, and the impact of the application of hedge accounting), of 7.27% as of that date, our investment portfolio at fair value would have had to produce an annual return of approximately 3.13% to cover annual interest payments on the outstanding debt. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” in our annual report on Form
10-K
for the fiscal year ended December 31, 2024 for more information regarding our borrowings.
Changes in interest rates may affect our cost of capital and net investment income.
Since we use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.
Compliance with SEC Rule
18f-4
governing derivatives and use of leverage may limit our investment discretion.
Among other things, Rule
18f-4
under the 1940 Act, eliminates the asset segregation framework arising from prior SEC guidance for covering positions in derivatives and certain financial instruments. Rule
18f-4
also limits a fund’s derivatives exposure through a
value-at-risk
test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. Subject to certain conditions, limited derivatives users (as defined in Rule
18f-4),
such as the Fund, however, would not be subject to the full requirements of Rule
18f-4.
Under Rule
18f-4,
a fund may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the fund has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. The Fund has adopted policies and procedures to comply with the requirements of the rule. Compliance with Rule
18f-4
may limit our ability to use derivatives and/or enter into certain other financial contracts.

We have formed CLOs, and may form additional CLOs in the future, which may subject us to certain structured financing risks.
To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse
or limited-recourse basis to purchasers. Depending on how these CLOs are structured, an interest in any such CLO held by us may be considered a
“non-qualifying”
portfolio investment for purposes of the 1940 Act.
For the CLOs we create we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC tax treatment, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our RIC tax treatment, which would have a material adverse effect on an investment in the Common Shares.
In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrowers, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.
The manager for a CLO that we create may be the Fund, the Advisers or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Advisers or an affiliate other than the Fund serves as manager and the Fund is obligated to compensate the Advisers or the affiliate for such services, we, the Advisers or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Advisers or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Fund (and indirectly its shareholders) or any affiliate.
Federal Income Tax Risks
We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Code or to satisfy RIC distribution requirements.
To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and quarterly asset diversification requirements. If we do not qualify for or maintain our RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon
securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Furthermore, we have elected to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation.
Because any original issue discount, market discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for taxation as a RIC under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.
Some of our investments may be subject to corporate-level income tax.
We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
Our portfolio investments may present special tax issues.
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Legislative or regulatory tax changes could adversely affect investors.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our Common Shares or the value or the resale potential of our investments.
Risks Related to an Investment in the Common Shares
We may have difficulty paying distributions and the tax character of any distributions is uncertain.
We generally intend to distribute substantially all of our available earnings annually by paying distributions on a monthly basis, as determined by the Board of Trustees in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year

increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.
Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in the Common Shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such Common Shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in our Common Shares, which may result in increased tax liability to shareholders when they sell such Common Shares.
An investment in our Common Shares will have limited liquidity.
Our Common Shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our Common Shares on a national securities exchange. There can be no guarantee that we will conduct a public offering and list our Common Shares on a national securities exchange. Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their Common Shares. Shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an extended period of time.
Special considerations for certain benefit plan investors.
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and certain U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). In this regard, if any class of the Common Shares were not considered “publicly-offered securities” within the meaning of the Plan Asset Regulations, we intend to prohibit “benefit plan investors” from acquiring Common Shares that are part of a class of Common Shares which are not considered “publicly-offered securities.” As of the date of this report, we believe all classes of Common Shares that are currently outstanding are “publicly-offered securities” for purposes of the Plan Asset Regulations.
If, notwithstanding our intent, the assets of the Fund were deemed to be “plan assets” of any shareholder that is a “benefit plan investor” under the Plan Asset Regulations (a “Benefit Plan Investor”), this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Advisers and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The fiduciary of a Benefit Plan Investor who decides to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries
for actions taken by or on behalf of the Fund or the Advisers. With respect to a Benefit Plan Investor that is an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt
status.
For any class of Common Shares deemed not to be “publicly traded securities” within the meaning of the Plan Asset Regulations, we have the power to (a) exclude any shareholder or potential shareholder from purchasing such class of Common Shares; (b) prohibit any redemption of such class of Common Shares; and (c) redeem some or all Common Shares held by any holder if, and to the extent that, our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as “plan assets,” for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Fund shall be subject to such terms and conditions.
No shareholder approval is required for certain mergers.
The Independent Trustees of our Board of Trustees may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act, such mergers will not require shareholder approval so you will not be given an opportunity to vote on these matters unless such mergers are reasonably anticipated to result in a material dilution of the NAV per share of the Fund. These mergers may involve funds managed by affiliates of Blackstone Credit & Insurance. The Independent Trustees may also convert the form and/or jurisdiction of organization, including to take advantage of laws that are more favorable to maintaining Board of Trustees control in the face of dissident shareholders.
Shareholders may experience dilution.
All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.
Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our Declaration of Trust allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in the offering, our Board of Trustees may elect, without shareholder approval, to: (1) sell additional Common Shares in this or future public offerings; (2) issue Common Shares or interests in any of our subsidiaries in private offerings; (3) issue Common Shares upon the exercise of the options we may grant to our independent directors or future employees; or (4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us. To the extent we issue additional Common Shares after your purchase in the offering, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our Common Shares or their interests in the underlying assets held by our subsidiaries.
Investing in our Common Shares involves a high degree of risk.
The investments we make in accordance with our investment objectives may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our Common Shares may not be suitable for someone with lower risk tolerance.

The NAV of our Common Shares may fluctuate significantly.
The NAV and liquidity, if any, of the market for our Common Shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC or BDC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or shareholders;

•	departure of either of the Advisers or certain of their respective key personnel;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.
Economic events that may cause our shareholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.
Events affecting economic conditions in the U.S. and/or elsewhere or globally, such as the general negative performance of the credit sector (including as a result of inflation or higher interest rates), actual or perceived instability in the U.S. banking system, or market volatility (including as a result of the ongoing conflicts in the Middle East and Ukraine), extreme weather events (including climate change, hurricanes, wild fires, earthquakes and floods) or the spread of infectious illness, pandemics or other public health emergencies, could cause our shareholders to seek the repurchase of their shares pursuant to our share repurchase program at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow and liquidity could be materially adversely affected and we may incur additional leverage. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition could be materially adversely affected.
In addition, shareholders have and may continue to seek, and certain financial intermediaries have and may continue to recommend to their clients that they seek, to repurchase some or all of the shares of our Common Shares that they hold. A significant volume of repurchase requests in a given period, can cause requests to exceed the amount we offer to repurchase each quarter under our share repurchase program, resulting in less than the full amount of repurchase requests being satisfied in such period (including relative to our quarterly repurchase target amount). See “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Share Repurchase Program” in our annual report on Form
10-K
for the fiscal year ended December 31, 2024.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering. For additional information on our debt obligations, see “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 7. Borrowings” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” in our annual report on Form
10-K
for the fiscal year ended December 31, 2024.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 60 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
We estimate that we will incur approximately $29.0 million of offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.06% of the gross proceeds, assuming maximum gross proceeds of $45,000,000,000. Any reimbursements will not exceed actual expenses incurred by the Advisers and their affiliates.
The following tables sets forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of Common Shares registered in this offering, or 1,782,178,218 Common Shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our Common Shares and the actual number of Common Shares we sell in this offering. The table below assumes that Common Shares are sold at the offering price as of March 31, 2025 of $25.25 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $45,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class I shares, 1/3 of our gross offering proceeds are from the sale of Class S shares and 1/3 of our gross offering proceeds are from the sale of Class D shares. The number of shares of each class sold and the relative proportions in which the classes of Common Shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $15,000,000,000 in Class I Shares
Gross Proceeds (1)	$15,000,000,000	100.00%
Upfront Sales Load (2)	—	—
Organization and Offering Expenses (3)	9,652,060	0.06

Net Proceeds Available for Investment	$14,990,347,940	99.94%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $15,000,000,000 in Class S Shares
Gross Proceeds (1)	$15,000,000,000	100.00%
Upfront Sales Load (2)	—	—
Organization and Offering Expenses (3)	9,652,060	0.06

Net Proceeds Available for Investment	$14,990,347,940	99.94%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $15,000,000,000 in Class D Shares
Gross Proceeds (1)	$15,000,000,000	100.00%
Upfront Sales Load (2)	—	—
Organization and Offering Expenses (3)	9,652,060	0.06

Net Proceeds Available for Investment	$14,990,347,940	99.94%

(1)
We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
No upfront sales load will be paid with respect to Class I shares, Class S shares or Class D shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for shareholder servicing and/ or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/ or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
(3)
The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The discussion and analysis of our financial condition and results of operations should be read in conjunction with “Financial Highlights” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements, which relate to future events or the future performance or financial condition of the Fund and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.
Overview and Investment Framework
We are an externally managed,
non-diversified
closed-end
management investment company that has elected to be treated as a BDC under the 1940 Act. Formed as a Delaware statutory trust on February 11, 2020, we are externally managed by the Advisers, which are responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our Advisers are registered as investment advisers with the SEC. We have elected to be treated, and intend to qualify annually thereafter, as a RIC under the Code.
Under our Investment Advisory Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. The sub-advisory
fees payable to the
Sub-Adviser
under the
Sub-Advisory
Agreement will be paid by the Adviser out of its own advisory fees rather than paid separately by us. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of certain expenses incurred by the Administrators in performing their obligations under the Administration Agreements, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.
Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). If we change our 80% test, we will provide shareholders with at least 60 days’ notice of such change. Under normal circumstances, we expect that the majority of our portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through Private Credit. In limited instances, we may retain the “last out” portion of a first lien loan. In such cases, the “first out” portion of the first lien loan would receive priority over our “last out” position. In exchange for the higher risk of loss associated with such “last out” portion, we would earn a higher rate of interest than the “first out” position. To a lesser extent, we will also invest in broadly syndicated loans. We expect that such investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
Most of our investments are in U.S. private companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in U.S. private companies), we also expect to invest to some extent in European and other
non-U.S.
companies, but we do not expect to invest in emerging markets. We may invest in companies of any size or capitalization. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds. We generally will co-invest
with other Blackstone Credit & Insurance funds.
Key Components of Our Results of Operations
Investments
We focus primarily on loans and securities, including syndicated loans, of private U.S. companies. Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to private companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.
Revenues
We generate revenues in the form of interest income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts. In addition, we generate revenue in the form of commitment, loan origination, structuring or diligence fees, fees for providing managerial assistance to our portfolio companies, and possibly consulting fees.
Expenses
Except as specifically provided below, all investment professionals and staff of the Advisers, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Advisers. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (b) our allocable portion of compensation and other expenses incurred by the Administrators in performing their administrative obligations under the Administration Agreements, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment
professionals (including information technology professionals) at the Administrators that perform duties for us; and (iii) any internal audit group personnel of Blackstone or any of its affiliates; and (c) all other expenses of our operations, administrations and transactions.
From time to time, the Advisers, the Administrators, or their respective affiliates may pay third-party providers of goods or services on our behalf. We will reimburse the Adviser, the Administrator or such affiliates thereof, the Adviser will reimburse the
Sub-Adviser,
the Administrator or such affiliates thereof, and the Administrator will reimburse the
Sub-Administrator
or such affiliates thereof, in each case for any such amounts paid on our behalf. From time to time, the Advisers or the Administrators may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.
Expense Support and Conditional Reimbursement Agreement
We have entered into the Expense Support Agreement with the
Sub-Adviser.
For additional information see “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Fees, Expenses, Agreements and Related Party Transactions” in our audited financial statements for the year ended December 31, 2024 and “Advisory Agreements and Administration Agreements” herein.

Portfolio and Investment Activity
For the year ended December 31, 2024, we made $31,726.1 million aggregate principal amount of new investment commitments (including $8,505.1 million of which remained unfunded as of December 31, 2024), $28,931.7 million of which was first lien debt, $1,664.2 million of which was second lien debt, $186.0 million of which was unsecured debt, $265.0 million of which was structured finance debt obligations, $214.9 million of which was structured finance equity obligations and $464.3 million of which was equity and other.
Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

	As of and for the year ended December 31,
	2024	2023	2022
Investments:
Total investments, beginning of period	$51,021,723	$49,935,296	$30,698,023
New investments purchased	25,250,002	7,536,897	28,358,977
Payment-in-kind interest capitalized	366,024	236,822	140,006
Net accretion of discount on investments	215,203	172,875	147,923
Net realized gain (loss) on investments	(176,654)	(308,564)	(252,197)
Investments sold or repaid	(7,690,627)	(6,551,603)	(9,157,436)

Total investments, end of period	$68,985,671	$51,021,723	$49,935,296

Amount of investments funded at principal:
First lien debt	$22,756,183	$7,482,700	$26,775,118
Second lien debt	1,664,474	85,438	764,387
Unsecured debt	159,976	18,733	38,949
Structured finance obligations—debt instruments	255,007	67,540	129,811
Structured finance obligations—equity instruments	185,530	—	—
Equity and other (1)	466,140	88,964	2,483,632

Total	$25,487,310	$7,743,375	$30,191,897

Proceeds from investments sold or repaid:
First lien debt	$(6,680,425)	$(6,064,022)	$(8,637,315)
Second lien debt	(670,943)	(256,812)	(448,327)
Unsecured debt	—	(14,616)	(24,922)
Structured finance obligations—debt instruments	(115,749)	(31,728)	(6,100)
Structured finance obligations—equity instruments	(20,575)	—	—
Equity and other (1)	(202,935)	(184,425)	(40,770)

Total	$(7,690,627)	$(6,551,603)	$(9,157,434)

	As of and for the year ended December 31,
	2024	2023	2022
Number of portfolio companies	603	503	532
Weighted average yield on performing debt and income producing investments, at amortized cost (2)(3)	10.1%	11.7%	10.4%
Weighted average yield on performing debt and income producing investments, at fair value (2)(3)	10.2%	11.8%	10.6%
Average loan to value (LTV) (4)	42.8%	43.7%	43.6%
Percentage of performing debt investments bearing a floating rate (5)	99.7%	99.9%	99.8%
Percentage of performing debt investments bearing a fixed rate (5)	0.3%	0.1%	0.2%
Percentage of assets on non-accrual, at amortized cost (6)	0.5%	0.1%	0.1%

(1)
“Other” includes warrants. Amount of investments funded at principal includes $0.0 million, $0.0 million and $2,232.7 million of investments in our joint ventures years ended December 31, 2024, 2023 and 2022, respectively.

(2)
Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(3)
As of December 31, 2024, 2023 and 2022, the weighted average total portfolio yield at cost was 9.5%, 11.0% and 9.8%, respectively. As of December 31, 2024, 2023 and 2022, the weighted average total portfolio yield at fair value was 9.6%, 11.1% and 10.0%, respectively.

(4)
Includes all private debt investments for which fair value is determined by our Board of Trustees in conjunction with a third-party valuation firm and excludes quoted assets. Average loan-to-value
represents the net ratio of
loan-to-value
for each portfolio company, weighted based on the fair value of total applicable private debt investments.
Loan-to-value
is calculated as the current total net debt through each respective loan tranche divided by the estimated enterprise value of the portfolio company as of the most recent quarter end.

(5)
As a percentage of total fair value of debt investments. As of December 31, 2024, 2023 and 2022, performing debt investments bearing a floating rate represented 97.2%, 98.1% and 98.1%, respectively, of total investment at fair value (excluding investments in joint ventures).

(6)
As a percentage of total amortized cost of investments (excluding investments in joint ventures). Assets on non-accrual
represented 0.2%, less than 0.1% and 0.1% of total fair value of investments (excluding investments in joint ventures) as of December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, our portfolio companies had a weighted average annual EBITDA of $234 million and $223 million, respectively. These calculations include all private debt investments for which fair value is determined by the Board of Trustees in conjunction with a third-party valuation firm and excludes quoted assets. Amounts are weighted based on the fair market value of each respective investment. Amounts were derived from the most recently available portfolio company financial statements, have not been independently verified by us, and may reflect a normalized or adjusted amount. Accordingly, we make no representation or warranty in respect of this information.
For additional information on our investments, see “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 4. Investments” in our audited financial statements for the year ended December 31, 2024.

BCRED Emerald JV
BCRED Emerald JV LP (“Emerald JV”), a Delaware limited liability company, was formed as a joint venture between the Fund and a large North American pension fund (the “Emerald JV Partner”), and commenced operations on January 18, 2022 and operates under a limited liability company agreement. The Emerald JV’s principal purpose is to make investments, primarily in senior secured loans that are made to middle-market companies or in broadly syndicated loans.
As of December 31, 2024, the Fund and the Emerald JV Partner have committed to contribute up to $2,250.0 million and $750.0 million, respectively, of capital to the Emerald JV. As of December 31, 2024 the Fund had contributed (net of returns of capital) $1,815.0 million and the Emerald JV Partner had contributed (net of returns of capital) $605.0 million of capital and $435.0 million and $145.0 million of capital remained uncalled from the Fund and the Emerald JV Partner, respectively. The Fund and the Emerald JV Partner own 75% and 25%, respectively, of the equity ownership interests of the Emerald JV. The Fund and the Emerald JV Partner, through their joint control of the Emerald JV’s General Partner, have equal control of the Emerald JV’s investment decisions, the decision to call additional capital up to the amounts committed by the Fund and the Emerald JV Partner, the decision to return capital or to make distributions, and generally all other decisions in respect of the Emerald JV must be approved by the Emerald JV’s investment committee or board of directors, each of which consists of an equal number of representatives of the Fund and the Emerald JV Partner. The Fund does not consolidate the Emerald JV.
The following table is a summary of Emerald JV’s portfolio as of December 31, 2024 and December 31, 2023 and for the period ended December 31, 2022 (dollar amounts in thousands):

	December 31, 2024	December 31, 2023	December 31, 2022
Total investments, at fair value	$5,647,024	$5,325,685	$6,143,310
Total senior secured debt investments, at fair value	$5,544,430	$5,187,161	$5,722,448
Number of portfolio companies	275	272	443
Weighted average yield on performing debt and income producing investments, at amortized cost (1)(2)	9.0%	11.4%	10.7%
Weighted average yield on performing debt and income producing investments, at fair value (1)(2)	9.2%	11.5%	10.9%
Percentage of performing debt investments bearing a floating rate (3)	99.9%	99.8%	93.5%
Percentage of performing debt investments bearing a fixed rate (3)	0.1%	0.2%	6.5%
Percentage of assets on non-accrual, at amortized cost (4)	1.6%	0.1%	0.2%

(1)
Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)
As of December 31, 2024, 2023 and 2022, the weighted average total portfolio yield at cost was 8.8%, 11.2% and 10.0%, respectively. As of December 31, 2024, 2023 and 2022, the weighted average total portfolio yield at fair value was 9.0%, 11.2% and 10.1%, respectively.

(3)
As a percentage of total fair value of debt investments. As of December 31, 2024, 2023 and 2022, performing debt investments bearing a floating rate represented 98.0%, 97.1% and 93.1%, respectively, of total investment at fair value.

(4)	Assets on non-accrual represented 1.4%, 0.1% and 0.1% of total fair value of Investments of Emerald JV as of December 31, 2024, 2023 and 2022, respectively.
BCRED Verdelite JV
BCRED Verdelite JV LP (“Verdelite JV”), a Delaware limited liability company, was formed as a joint venture between the Fund and an entity managed by an alternative credit management investment firm with a specialized focus on structured and syndicated credit, including CLO management (the “Verdelite JV Partner”), and commenced operations on October 21, 2022 and operates under a limited liability company agreement. The Verdelite JV’s principal purpose is to make investments, primarily in broadly syndicated loans.
As of December 31, 2024, the Fund and the Verdelite JV Partner have committed to contribute up to $147.0 million and $21.0 million of capital, respectively, to the Verdelite JV. The Fund and the Verdelite JV Partner own 87.5% and 12.5%, respectively, of the equity ownership interests of the Verdelite JV. The Fund and the Verdelite JV Partner, through their joint control of the Verdelite JV’s General Partner, have equal control of the Verdelite JV’s investment decisions, the decision to call additional capital up to the amounts committed by the Fund and the Verdelite JV Partner, the decision to return capital or to make distributions, and generally all other decisions in respect of the Verdelite JV must be approved by the Verdelite JV’s investment committee or board of directors, each of which consists of an equal number of representatives of the Fund and the Verdelite JV Partner. The Fund does not consolidate the Verdelite JV.
The following table is a summary of Verdelite JV’s portfolio as of December 31, 2024 and December 31, 2023 and for the period ended December 31, 2022 (dollar amounts in thousands):

	December 31, 2024	December 31, 2023	December 31, 2022
Total investments, at fair value	$650,532	$591,886	$490,615
Total senior secured debt investments, at fair value	$650,532	$591,886	$490,615
Number of portfolio companies	240	192	129
Weighted average yield on performing debt and income producing investments, at amortized cost (1)(2)	7.2%	9.8%	9.2%
Weighted average yield on performing debt and income producing investments, at fair value (1)(2)	7.1%	9.7%	9.3%
Percentage of performing debt investments bearing a floating rate (3)	100.0%	100.0%	100.0%
Percentage of performing debt investments bearing a fixed rate (3)	—%	—%	—%
Percentage of assets on non-accrual, at amortized cost (4)	—%	—%	—%

(1)
Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)
As of December 31, 2024, 2023 and 2022, the weighted average total portfolio yield at cost was 7.2%, 9.8% and 9.2%, respectively. As of December 31, 2024, 2023 and 2022, the weighted average total portfolio yield at fair value was 7.1%, 9.7% and 9.2%, respectively.

(3)
As a percentage of total fair value of debt investments. As of December 31, 2024, 2023 and 2022, performing debt investments bearing a floating rate represented 100.0%, 100.0% and 100.0%, respectively, of total investment at fair value.

(4)	As a percentage of total amortized cost of Investments of Verdelite JV. Verdelite JV had no assets on non-accrual as of December 31, 2024, 2023 and 2022.
For additional information on the Emerald JV and Verdelite JV, including a list of portfolio investments for each, see “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 11. Joint Ventures”
in our audited financial statements for the year ended December 31, 2024.
Results of Operations
The following table represents our operating results (dollar amounts in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Total investment income	$6,694,692	$5,738,009	$3,602,347
Net expenses before tax expense	2,952,489	2,646,721	1,616,795

Net investment income before tax expense	3,742,203	3,091,288	1,985,552
Excise and other tax expense	33,724	32,826	975

Net investment income after tax expense	3,708,479	3,058,462	1,984,577
Net change in unrealized appreciation (depreciation)	(97,287)	615,705	(1,045,678)
Net realized gain (loss)	(126,664)	(310,984)	(275,829)

Net increase (decrease) in net assets resulting from operations	$3,484,528	$3,363,183	$663,070

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.
Investment Income
Investment income was as follows (dollar amounts in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Interest income	$6,012,032	$5,196,090	$3,330,329
Payment-in-kind interest income	385,285	220,889	129,475
Dividend income	282,476	317,749	114,604
Fee income	14,899	3,281	27,939

Total investment income	$6,694,692	$5,738,009	$3,602,347

Total investment income increased to $6.7 billion for the year ended December 31, 2024, an increase of $956.7 million or 17% compared to the year ended December 31, 2023. This was primarily driven by an increase in the average investments at fair value. Average investments at fair value increased by 19% to $57,778.6 million during the year ended December 31, 2024, compared to $48,543.8 million during the year ended December 31, 2023. This was partially offset by a decrease in dividend income from our Emerald JV and Verdelite JV joint ventures which was $281.1 million as compared to $309.9 million in the prior year.
Additionally, for the year ended December 31, 2024, we recorded $51.6 million of non-recurring
interest income (e.g., prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts, etc.) as compared to $19.1 million in the prior year, primarily as a result of increased prepayments.

For the years ended December 31, 2024 and 2023,
Payment-in-kind
interest income represented 5.8% and 3.8% of total investment income, respectively, and represented 10.4% and 7.2% of net investment income, respectively. We expect that
Payment-in-kind
interest income will vary based on the elections of certain borrowers.
We expect that investment income will vary based on a variety of factors including the pace of our originations, repayments and changes in interest rates.
While elevated interest rates continued to favorably impact our investment income during the year ended December 31, 2024, there were three Federal Reserve interest rate reductions in the latter part of 2024. Future decreases in benchmark interest rates may adversely impact our investment income. Conversely, future increases in benchmark interest rates and the resulting impacts to cost of capital have the potential to negatively impact the free cash flow and credit quality of certain borrowers which could impact their ability to make principal and interest payments. If such interest rate fluctuations occur concurrently with a period of economic weakness or a slowdown in growth, our borrowers’ and/or our portfolio performance may be negatively impacted. Further, significant market dislocation as a result of changing economic conditions could limit the liquidity of certain assets traded in the credit markets, and this could impact our ability to sell such assets at attractive prices or in a timely manner.
Expenses
Expenses were as follows (dollar amounts in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Interest expense	$1,838,600	$1,759,437	$990,538
Management fees	432,447	316,238	259,944
Income based incentive fees	543,693	446,922	288,892
Capital gains based incentive fees	—	—	(15,058)
Distribution and shareholder servicing fees
Class S	96,127	68,878	50,424
Class D	1,246	1,117	2,302
Professional fees	11,925	20,114	12,917
Board of Trustees’ fees	895	913	877
Administrative service expenses	6,716	6,729	5,767
Other general and administrative	16,989	23,120	15,156
Amortization of continuous offering costs	3,851	3,253	5,036

Total expenses before tax expense	2,952,489	2,646,721	1,616,795

Net investment income before tax expense	3,742,203	3,091,288	1,985,552
Excise and other tax expense	33,724	32,826	975

Net investment income after tax expense	$3,708,479	$3,058,462	$1,984,577

Interest Expense
Total interest expense increased to $1.8 billion for the year ended December 31, 2024, an increase of $79.2 million or 4% compared to the year ended December 31, 2023. This was primarily driven by an increase in the weighted average interest rate on our borrowings relative to the prior year and an increase in our average principal of debt outstanding.
Our weighted average interest rate (including unused fees, accretion of net discounts on unsecured debt, and the impact of the application of hedge accounting and excluding amortization of deferred financing costs)

increased to 7.13% for the year ended December 31, 2024 from 6.93% for the prior year. The average principal of debt outstanding increased to $25,294.0 million for the year ended December 31, 2024 from $24,905.9 million in the prior year.
Management Fees
Management fees increased to $432.4 million for the year ended December 31, 2024, an increase of $116.2 million or 37% compared to the year ended December 31, 2023 primarily due to an increase in weighted average net assets to $34,749.8 million for the year ended December 31, 2024 compared to $25,444.7 million for the year ended December 31, 2023.
Income Based Incentive Fees
Income based incentive fees increased to $543.7 million for the year ended December 31, 2024, an increase of $96.8 million or 22% compared to the year ended December 31, 2023, primarily due to an increase in pre-incentive
fee net investment income.
Pre-incentive
fee net investment income increased to $4.3 billion for the year ended December 31, 2024 from $3.6 billion for the same period in the prior year.
Capital Gains Based Incentive Fees
We accrued no capital gains based incentive fees for the years ended December 31, 2024 and 2023. The accrual for any capital gains based incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less in the prior period. If such cumulative amount is negative, then there is no accrual.
Other Expenses
Total other expenses increased to $137.7 million for the year ended December 31, 2024, an increase of $13.6 million as compared to prior year. Total other expenses for the year ended December 31, 2024 are primarily comprised of $97.4 million of distribution and shareholder servicing fees paid with respect to Class S and Class D investors, $17.0 million of general and administrative expenses (including insurance, filing, research, fees paid to the State Street
Sub-Administrator
and transfer agent, and other expenses), and $11.9 million of professional fees (including legal, rating agencies, audit, tax, valuation, technology and other professional fees related to management of the Fund). The increase compared to the prior year was primarily driven by the costs attributable to increased subscriptions to our Class S and Class D shares.
Income Taxes, Including Excise Taxes
We elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for and maintain tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt
income for that taxable year.
Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the years ended December 31, 2024, 2023 and 2022, we accrued $33.7 million, $32.8 million and $1.0 million, respectively, of U.S. federal excise tax.
BCRED Investments LLC, a wholly-owned and consolidated subsidiary that was formed in 2021, is a Delaware LLC which has elected to be treated as a corporation for U.S. tax purposes. As such, BCRED Investments LLC is subject to certain U.S. Federal, state and local taxes. For the years ended December 31, 2024, 2023 and 2022, BCRED Investments LLC recorded an income tax provision of $8.9 million, $0.0 million, and $0.0 million, respectively. For the years ended December 31, 2024 and 2023, BCRED Investments LLC recorded a deferred tax liability of $8.9 million and $0.0 million, respectively, which is included within Accrued expenses and other liabilities in the Consolidated Statements of Assets and Liabilities.
Net Unrealized Gain (Loss)
Net change in unrealized gain (loss) was comprised of the following (dollar amounts in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Net change in unrealized gain (loss) on investments	$(114,191)	$632,049	$(1,050,537)
Net change in unrealized gain (loss) on derivative instruments	25,699	(13,259)	(4,301)
Net change in unrealized gain (loss) on foreign currency and other transactions	135	(3,085)	9,160
Income tax (provision) benefit	(8,930)	—	—

Net change in unrealized gain (loss)	$(97,287)	$615,705	$(1,045,678)

For the year ended December 31, 2024, the net change in unrealized losses of $97.3 million was primarily driven by the decrease in the fair value of certain investments. The fair value of these investments decreased due to changes in portfolio company fundamentals and the economic outlook.
The net unrealized losses for the year ended December 31, 2024, were partially offset by the net change in unrealized gains of $25.7 million and $0.1 million on derivative instruments and foreign currency and other transactions, respectively. These were primarily as a result of fluctuations in the EUR, NOK, GBP and DKK exchange rates vs. USD.
Net Realized Gain (Loss)
The realized gains and losses on fully exited and partially exited investments comprised of the following (dollar amounts in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Net realized gain (loss) on investments	$(176,654)	$(308,564)	$(252,197)
Net realized gain (loss) on derivative instruments	21,086	3,063	(43,104)
Net realized gain (loss) on foreign currency and other transactions	28,904	(5,483)	19,472

Net realized gain (loss)	$(126,664)	$(310,984)	$(275,829)

For the year ended December 31, 2024, we recognized net realized losses on investments of $176.7 million, which was primarily from losses realized on the restructure of certain debt investments and from the full or partial sales of investments.
For the year ended December 31, 2024, we generated realized gains of $21.1 million, on derivative assets and derivative liabilities as a result of the settlement of our foreign currency derivative transactions.
The net realized losses for the year ended December 31, 2024, were partially offset by net realized gains of $28.9 million on foreign currency and other transactions, primarily as a result of fluctuations in the CAD and GBP exchange rates vs. USD.
Financial Condition, Liquidity and Capital Resources
We generate cash primarily from the net proceeds of our continuous offering of Common Shares, proceeds from net borrowings on our credit facilities and unsecured debt issuances, income earned and repayments on principal on our debt investments. The primary uses of our cash and cash equivalents are for (i) originating and purchasing debt and other investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings, (iv) funding repurchases under our share repurchase program and (v) cash distributions to the holders of our Common Shares.
As of December 31, 2024 and December 31, 2023, our debt consisted of asset based leverage facilities, a revolving credit facility, unsecured note issuances, short term borrowings related to repurchase obligations and debt securitizations. We have and will continue to, from time to time, enter into additional credit facilities, increase the size of our existing credit facilities or issue additional debt securities, including debt securitizations, unsecured debt and other forms of debt. Any such incurrence or issuance may be from sources within the U.S. or from various foreign geographies or jurisdictions, and may be denominated in currencies other than the U.S. Dollar. Additionally, any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As of December 31, 2024 and December 31, 2023, we had an aggregate principal amount of $30.7 billion and $23.4 billion, of debt outstanding and our asset coverage ratio was 226.5% and 221.9%, respectively.
Cash and cash equivalents as of December 31, 2024, taken together with our $6.1 billion of unused capacity under our credit facilities (subject to borrowing base availability, $5.5 billion is available to borrow), proceeds from new or amended financing arrangements and the continuous offering of our Common Shares is expected to be sufficient for our investing activities and to conduct our operations in the near term. This determination is based in part on our expectations for the timing of funding investment purchases and the timing and amount of future proceeds from sales of our Common Shares and the use of existing and future financing arrangements. As of December 31, 2024, we had a significant amount of unfunded commitments, which we plan to fund using proceeds from offering our Common Shares and available borrowing capacity under our credit facilities. Additionally, we held $5,022.6 million of Level 1 and Level 2 investments as of December 31, 2024, which could provide additional liquidity if necessary.
Although we have historically been able to obtain sufficient borrowing capacity, a deterioration in economic conditions or any other negative economic developments could restrict our access to financing in the future. We may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing may not be on as favorable terms as we have previously obtained. These factors may limit our ability to make new investments and adversely impact our results of operations.

As of December 31, 2024, we had $1.7 billion in cash and cash equivalents. During the year ended December 31, 2024, cash used in operating activities was $14.1 billion, primarily due to purchases of investments of $25.3 billion partially offset by sales of investments and principal repayments of $7.7 billion and receipt of interest payments from our investments. Cash provided by financing activities was $14.3 billion during the year, primarily as a result of proceeds from issuance of Common Shares of $10.8 billion and net borrowing on debt of $7.4 billion, partially offset by share repurchases of $2.1 billion, and dividends paid in cash of $1.8 billion.
Equity
The following table presents transactions in the Common Shares during the year ended December 31, 2024 (dollars in thousands except share amounts):

	Shares	Amount
CLASS I
Subscriptions	292,239,395	$7,452,201
Share transfers between classes	4,920,648	125,969
Distributions reinvested	42,886,849	1,093,651
Share repurchases	(65,108,461)	(1,660,006)
Early repurchase deduction	—	1,030

Net increase (decrease)	274,938,431	$7,012,845

CLASS S
Subscriptions	122,935,535	$3,134,546
Share transfers between classes	(4,910,213)	(125,680)
Distributions reinvested	20,705,487	528,016
Share repurchases	(16,458,223)	(419,727)
Early repurchase deduction	—	509

Net increase (decrease)	122,272,586	$3,117,664

CLASS D
Subscriptions	7,795,424	$198,906
Share transfers between classes	(10,436)	(289)
Distributions reinvested	350,175	8,931
Share repurchases	(668,729)	(17,076)
Early repurchase deduction	—	23

Net increase (decrease)	7,466,434	$190,495

Total net increase (decrease)	404,677,451	$10,321,004

Distributions and Distribution Reinvestment Plan
The following tables summarize our distributions declared and payable for the year ended December 31, 2024 (dollar amounts in thousands, except per share amounts):

			Class I
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 24, 2024	January 31, 2024	February 28, 2024	$0.2200	$168,161
February 22, 2024	February 29, 2024	March 28, 2024	0.2200	173,210
March 21, 2024	March 31, 2024	April 24, 2024	0.2200	179,042
April 17, 2024	April 30, 2024	May 28, 2024	0.2200	181,701
May 20, 2024	May 31, 2024	June 27, 2024	0.2200	189,402
June 20, 2024	June 30, 2024	July 24, 2024	0.2200	195,500
July 17, 2024	July 31, 2024	August 27, 2024	0.2200	198,554
August 20, 2024	August 31, 2024	September 27, 2024	0.2200	204,327
September 19, 2024	September 30, 2024	October 23, 2024	0.2200	210,943
October 16, 2024	October 31, 2024	November 27, 2024	0.2200	212,313
November 19, 2024	November 30, 2024	December 27, 2024	0.2200	219,730
December 19, 2024	December 31, 2024	January 29, 2025	0.2200	225,850

			$2.6400	$2,358,733

			Class S
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 24, 2024	January 31, 2024	February 28, 2024	$0.2020	$77,794
February 22, 2024	February 29, 2024	March 28, 2024	0.2020	79,946
March 21, 2024	March 31, 2024	April 24, 2024	0.2020	82,446
April 17, 2024	April 30, 2024	May 28, 2024	0.2019	84,392
May 20, 2024	May 31, 2024	June 27, 2024	0.2019	86,840
June 20, 2024	June 30, 2024	July 24, 2024	0.2019	89,255
July 17, 2024	July 31, 2024	August 27, 2024	0.2019	90,392
August 20, 2024	August 31, 2024	September 27, 2024	0.2019	92,814
September 19, 2024	September 30, 2024	October 23, 2024	0.2019	95,008
October 16, 2024	October 31, 2024	November 27, 2024	0.2019	96,361
November 19, 2024	November 30, 2024	December 27, 2024	0.2019	98,530
December 19, 2024	December 31, 2024	January 29, 2025	0.2020	100,990

			$2.4232	$1,074,768

			Class D
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 24, 2024	January 31, 2024	February 28, 2024	$0.2147	$3,474
February 22, 2024	February 29, 2024	March 28, 2024	0.2147	3,512
March 21, 2024	March 31, 2024	April 24, 2024	0.2147	3,556
April 17, 2024	April 30, 2024	May 28, 2024	0.2147	3,636
May 20, 2024	May 31, 2024	June 27, 2024	0.2147	4,277
June 20, 2024	June 30, 2024	July 24, 2024	0.2147	4,338
July 17, 2024	July 31, 2024	August 27, 2024	0.2147	4,363
August 20, 2024	August 31, 2024	September 27, 2024	0.2147	4,479
September 19, 2024	September 30, 2024	October 23, 2024	0.2147	4,602
October 16, 2024	October 31, 2024	November 27, 2024	0.2147	4,672
November 19, 2024	November 30, 2024	December 27, 2024	0.2147	4,874
December 19, 2024	December 31, 2024	January 29, 2025	0.2147	4,922

			$2.5764	$50,705

For the years ended December 31, 2024, 2023 and 2022, interest-related dividends represented 99.9%, 99.6% and 99.6% of total distributions paid by the Fund, respectively.
For the years ended December 31, 2024, 2023 and 2022, short-term capital gain dividends represented 0.0%, 0.0% and 0.0% of total distributions paid by the Fund, respectively. Qualified short-term capital gain dividends are generally exempt from U.S. withholding tax when paid to
non-U.S.
shareholders.
For the years ended December 31, 2024, 2023 and 2022, capital gain dividends represented 0.0%, 0.0% and 0.0% of total dividends paid by the Fund, respectively.
With respect to distributions, we have adopted an “opt out” distribution reinvestment plan for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder that has not “opted out” of the distribution reinvestment plan will have their dividends or distributions automatically reinvested in additional Common Shares rather than receiving cash distributions. Shareholders who receive distributions in the form of Common Shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.
For additional information on our distributions and dividend reinvestment plan, see “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 9. Net Assets” in our audited financial statements for the year ended December 31, 2024.
Share Repurchase Program
The Fund has implemented a share repurchase program under which, at the discretion of the Board of Trustees, the Fund may repurchase, in each quarter, up to 5% of the NAV of the Fund’s Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board of Trustees may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Fund’s liquidity, adversely affect the Fund’s operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding. Upon a determination by the Board of Trustees to (i) suspend the share repurchase program or (ii) materially modify our share repurchase program in a manner that reduces liquidity available to our shareholders, our share repurchase program requires the Board of Trustees to consider, at least quarterly, whether continuing to restrict repurchases or resuming the share repurchase program at the Fund level would be in the best interest of the Fund and our shareholders. The Fund intends to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. Additionally, pursuant to Rule
23c-1(a)(10)
under the 1940 Act, the Fund may also repurchase its outstanding Common Shares outside of the share repurchase program. All Common Shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under the share repurchase program, to the extent the Fund offers to repurchase Common Shares in any particular quarter, it is expected to repurchase Common Shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at an Early Repurchase Deduction. The one-year
holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Shares to (b) the subscription date immediately following the valuation date used in the repurchase of such Common Shares. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of Common Shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund. In addition, the Fund’s Common Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to
non-U.S.
persons. For such feeder vehicles and similar arrangements in certain markets, the Fund will not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
For additional information on our share repurchases see “Item 8. Financial Statements and Supplementary Data-Notes to Consolidated Financial Statements—Note 9. Net Assets” in our audited financial statements for the year ended December 31, 2024.
Borrowings
As of December 31, 2024 and December 31, 2023, we had an aggregate principal amount of $30,708.8 million and $23,407.8 million, respectively, of debt outstanding.
For additional information on our debt obligations see “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 7. Borrowings” of our audited financial statements for the year ended December 31, 2024 included herein.
Interest Rate Swaps
We use interest rate swaps to mitigate interest rate risk associated with our fixed rate liabilities, and have designated certain interest rate swaps to be in a hedge accounting relationship.
See “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies—Derivative Instruments” and “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 6. Derivatives” of our audited financial statements for the year ended December 31, 2023 for additional disclosure regarding our derivative instruments designated in a hedge accounting relationship.

Off-Balance
Sheet Arrangements
Portfolio Company Commitments
Our investment portfolio contains and is expected to continue to contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2024 and December 31, 2023, we had unfunded commitments, including delayed draw term loans and revolvers, with an aggregate principal amount of $10.8 billion and $5.4 billion, respectively.
Additionally, from time to time, the Advisers and their affiliates may commit to an investment or commit to backstop the commitment of another lender on behalf of the investment vehicles it manages, including the Fund. Certain terms of these investments or backstop arrangements are not finalized at the time of the commitment and each respective investment vehicle’s allocation may change prior to the date of funding. In this regard, as of December 31, 2024 and December 31, 2023, we estimate that $130.2 million and $399.5 million, respectively, of investments and backstop arrangements that were committed but not yet funded.
Other Commitments and Contingencies
As of December 31, 2024 and December 31, 2023, $536.7 million and $340.8 million, respectively, of capital committed remained uncalled from the Fund in relation to capital commitments to Emerald JV, Verdelite JV and SLC.
From time to time, we may become a party to certain legal proceedings incidental to the normal course of our business. As of December 31, 2024, management is not aware of any material pending legal proceedings.
Related-Party Transactions
We have entered into a number of business relationships with affiliated or related parties, including the following:

•	the Investment Advisory Agreement;

•	the Sub-Advisory Agreement;

•	the Administration Agreement;

•	the Sub-Administration Agreement;

•	the Intermediary Manager Agreement; and

•	the Expense Support and Conditional Reimbursement Agreement.
In addition to the aforementioned agreements, we, our Advisers and certain of our Advisers’ affiliates have been granted exemptive relief by the SEC to co-invest
with other funds managed by our Advisers or their affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
The Fund has investments in joint ventures that have been considered controlled/affiliated companies, including Emerald JV and Verdelite JV. From time to time, the Fund may purchase investments from or sell investments to Emerald JV and Verdelite JV. For the year ended December 31, 2024, the Fund purchased investments from Emerald JV with a par value of $482.4 million, for a total cash purchase price based on then-current fair value (at the time of purchase) of $486.9 million. For the year ended December 31, 2024 the Fund did not purchase investments from or sell investments to Verdelite JV.

See “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Fees, Expenses, Agreements and Related Party Transactions” in our audited financial statements for the year ended December 31, 2024.
Recent Developments
Macroeconomic Environment
The year ended December 31, 2024 was marked by continued uncertainty in global markets, driven by investor concerns over inflation, elevated interest rates, ongoing political and regulatory uncertainty, including potential shifts in U.S. trade policy and the imposition of new tariffs, as well as geopolitical instability stemming from the conflicts in Ukraine and the Middle East.
Although inflation generally decelerated throughout 2024 due to central bank monetary tightening, including maintaining elevated interest rates, it remains above target levels set by central banks, including the Federal Reserve. Despite three interest rate cuts by the Federal Reserve in the latter part of the year, rates remain elevated relative to the interest rate environment prior to the inflationary spike in 2022-2023. The Federal Reserve has also indicated its intent to maintain higher interest rates in the near term. While our business model benefits from elevated interest rates, which, all else being equal, correlate to increases in our net income, higher borrowing costs may strain our existing portfolio companies, potentially leading to nonperformance. Rising interest rates can dampen consumer spending and slow corporate profit growth, negatively impacting our portfolio companies, particularly those vulnerable to economic downturns or recessions. While further interest rate hikes are not expected at this time, any renewed increases could lead to a rise in non-performing
assets and decline in portfolio value if investment write-downs become necessary. Additionally, adverse economic conditions may erode the value of collateral securing some of our loans and reduce the value of our equity investments. It remains difficult to predict the full impact of recent and any future changes with respect to interest rates or inflation.
Further contributing to economic uncertainty, the current U.S. presidential administration has signaled its intention to implement significant changes to U.S. trade policy, the size of the federal government and the enforcement of various regulations. These policy shifts could introduce additional market instability and reduce investor confidence. For example, changes in trade policy and the imposition of new tariffs could disrupt supply chains and potentially reverse the recent downward trend in inflation. Meanwhile, substantial reductions in government spending could negatively affect certain of our portfolio companies that rely on government contracts, destabilize the U.S. government contracting market and harm our ability to generate expected returns. Additionally, changes in the regulation or enforcement of bank lending and capital requirements could have material and adverse effects on the private credit market. In light of these developments, there can be no assurances that political and regulatory conditions will not worsen and/or adversely affect the Fund, its portfolio companies or their respective financial performance.
Critical Accounting Estimates
The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies and estimates should be read in connection with our risk factors described in “Item 1A. Risk Factors.”
The Fund is required to report its investments, including those for which current market values are not readily available, at fair value in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule
2a-5
under the 1940 Act.

Fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule
2a-5
under the 1940 Act, a market quotation is “readily available” only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. To assess the continuing appropriateness of pricing sources and methodologies, the Advisers regularly perform price verification procedures and issue challenges, as necessary, to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Advisers do not adjust the prices unless they have a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a “fire sale” by a distressed seller. All price overrides require approval from the Board of Trustees.
Where prices or inputs are not available or, in the judgment of the Board of Trustees are not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board of Trustees, based on, among other things, the input of the Advisers, the Audit Committee and independent valuation firms engaged on the recommendation of the Advisers and at the direction of the Board of Trustees. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
The Board of Trustees undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Fund’s investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

•
the valuation process begins with each investment being preliminarily valued by the Advisers’ valuation team in conjunction with the Advisers’ investment professionals responsible for each portfolio investment;

•
in addition, independent valuation firms engaged by the Board of Trustees prepare quarter-end
valuations of such investments except de minimis investments, as determined by the Advisers. The independent valuation firms provide a final range of values on such investments to the Board of Trustees and the Advisers. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•
the Advisers’ valuation committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Advisers’ valuations are reasonable;

•	the Advisers’ valuation committee makes valuation recommendations to the Audit Committee;

•
the Audit Committee reviews the valuation recommendations made by the Advisers’ valuation committee, including the independent valuation firms’ quarterly valuations, and once approved, recommends them for approval by the Board of Trustees; and

•
the Board of Trustees reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Advisers’ valuation committee and, where applicable, the independent valuation firms and other external service providers.

Valuation of each of our investments will generally be made, as described above, as of the end of each fiscal quarter. In cases where the Fund determines its NAV at times other than a quarter end, the Fund updates the value of securities with market quotations to the most recent market quotation. For securities without market quotations, non-quarterly
valuations will generally be the most recent quarterly valuation unless the Advisers determine that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Advisers determine such a change has occurred with respect to one or more investments, the Advisers will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with the Fund’s valuation policy, pursuant to authority delegated by the Board of Trustees.
As part of the valuation process, the Board of Trustees takes into account relevant factors in determining the fair value of the Fund’s investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board of Trustees with the assistance of the Advisers, the Audit Committee and independent valuation firms, considers whether the pricing indicated by the external event corroborates its valuation.
The Board of Trustees has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Fund’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Board of Trustees may reasonably rely on that assistance. However, the Board of Trustees is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Fund’s valuation policy and a consistently applied valuation process.
Quantitative and Qualitative Disclosures About Market Risk
Uncertainty with respect to the economic conditions has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks. We are subject to financial market risks, including valuation risk and interest rate risk.
Valuation Risk
We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and we value these investments at fair value as determined in good faith by our Board of Trustees, based on, among other things, the input of the Advisers, our Audit Committee and independent third-party valuation firms engaged on the recommendation of the Advisers and at the direction of the Board of Trustees, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.
Interest Rate Risk
Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on our net investment income.

In a declining interest rate environment, the difference between the total interest income earned on interest earning assets and the total interest expense incurred on interest bearing liabilities may be compressed, reducing our net income and potentially adversely affecting our operating results. Conversely, in a rising interest rate environment, such difference could potentially increase thereby increasing our net income as indicated per the table below.
As of December 31, 2024, 99.7% of our performing debt investments based on fair value in our portfolio were at floating rates. Based on our Consolidated Statement of Assets and Liabilities as of December 31, 2024, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates (considering interest rate floors and ceilings for floating rate instruments assuming no changes in our investment and borrowing structure) (dollar amounts in thousands):

	Interest Income	Interest Expense	Net Income (1)
Up 300 basis points	$1,972,734	$(826,575)	$1,146,159
Up 200 basis points	$1,315,090	$(551,050)	$764,040
Up 100 basis points	$657,447	$(275,525)	$381,922
Down 100 basis points	$(657,012)	$275,525	$(381,487)
Down 200 basis points	$(1,312,100)	$551,050	$(761,050)
Down 300 basis points	$(1,956,586)	$826,575	$(1,130,011)

(1)
Excludes the impact of incentive fees. See “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Fees, Expenses, Agreements and Related Party Transactions” for further information.

We may in the future hedge against interest rate fluctuations by using hedging instruments such as additional interest rate swaps, futures, options and forward contracts. While hedging activities may mitigate our exposure to adverse fluctuations in interest rates, certain hedging transactions that we may enter into in the future, such as interest rate swap agreements, may also limit our ability to participate in the benefits of changes in interest rates with respect to our portfolio investments.

INVESTMENT OBJECTIVES AND STRATEGIES
We were formed on February 11, 2020, as a Delaware statutory trust. We were organized to invest primarily in originated loans and other securities, including broadly syndicated loans, of U.S. private companies.
We have elected to be regulated as a BDC under the 1940 Act. We also have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we are required to comply with certain regulatory requirements.
Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by:

•
utilizing the experience and expertise of the management team of the Advisers, along with the broader resources of Blackstone Credit & Insurance and Blackstone in sourcing, evaluating and structuring transactions, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest;

•
employing a defensive investment approach focused on long-term credit performance and principal protection, generally investing in loans with asset coverage ratios and interest coverage ratios that the Advisers believe provide substantial credit protection, and also seeking favorable financial protections, including, where the Advisers believe necessary, one or more financial maintenance and incurrence covenants (i.e., covenants that are tested when affirmative action is taken, such as the incurrence of additional debt and/or making dividend payments);

•
focusing primarily on loans and securities of private U.S. companies, including syndicated loans, specifically larger and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

•	maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

•	utilizing the power and scale of Blackstone and the Blackstone Credit & Insurance platform to offer operational expertise to portfolio companies through the Value Creation Program.
Our investment strategy is expected to capitalize on Blackstone Credit & Insurance’s scale and reputation in the market as an attractive financing partner to acquire our target investments at attractive pricing. We also expect to benefit from Blackstone’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with private equity firms that require financing for their transactions.
Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). If we change our 80% test, we will provide shareholders with at least 60 days’ notice of such change. Under normal circumstances, we expect that the majority of our portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through Private Credit. In limited instances, we may retain the “last out” portion of a first lien loan. In such cases, the “first out” portion of the first lien loan would receive priority over our “last out” position. In exchange for the higher risk of loss associated with such “last out” portion, we would earn a higher rate of interest than the “first out” position. To a lesser extent, we will also invest in broadly syndicated loans. We expect that such investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
Most of our investments are in U.S. private companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in U.S. private companies) we also expect to invest to some extent in European and other
non-U.S.
companies, but we do not expect to invest in emerging markets. We may invest in companies of any size or capitalization. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit & Insurance funds. We generally will co-invest
with other Blackstone Credit & Insurance funds.
BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies.
The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans, unitranche loans and senior secured bonds in which we will invest generally have stated terms of five to eight years, and the mezzanine, unsecured or subordinated debt investments that we may make will generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and five years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will be unrated. Our debt investments may also be rated by a nationally recognized statistical rating organization, and, in such case, may carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than
“BBB-”
by S&P Global Ratings). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in CLOs and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.
We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks. Any derivative agreements entered into for speculative purposes are not expected to be material to our business or results of operations. These derivative and hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of swaps, futures, options, caps and floors and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.
To seek to enhance our returns, we use and continue to expect to use leverage as market conditions permit and at the discretion of the Advisers, but in no event will leverage employed exceed the limitations set forth in the 1940 Act; which currently allows us to borrow up to a 2:1 debt to equity ratio. We use and continue to expect to use leverage in the form of borrowings, including loans from certain financial institutions and issuances of debt securities. We may also use leverage in the form of the issuance of preferred shares, or by using reverse repurchase agreements or similar transactions and derivatives, including credit default swaps. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. See “Risk Factors—Risks Related to Debt Financing.”
We are currently offering on a continuous basis up to $45.0 billion of Common Shares pursuant to an offering registered with the SEC. The Fund expects to offer to sell any combination of three classes of Common Shares, Class I shares, Class S shares, and Class D shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The per share purchase price for Common Shares in the primary offering was $25.00 per share. Thereafter, the purchase price per share for each class of Common Shares will equal the NAV per share, as of the effective date of the monthly share purchase date. The Intermediary Manager will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in the offering.

We have declared distributions each month beginning in January 2021 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our investments are subject to a number of risks, including risks related to potential concentration in the software industry. See “Risk Factors.”
The Advisers and the Administrators
The Fund’s investment activities are managed by Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, each an investment adviser registered with the SEC under the Advisers Act. Our Advisers are responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis, in each case with respect to each Advisers’ Allocated Portion.
Blackstone Private Credit Strategies LLC, as our Administrator, and Blackstone Alternative Credit Advisors LP, as our
Sub-Administrator,
provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.
The Advisers are affiliates of Blackstone Credit & Insurance and are led by substantially the same investment personnel as Blackstone Credit & Insurance. As such, our Advisers have access to the broader resources of Blackstone Credit & Insurance and Blackstone, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest. As such, the term “Blackstone Credit & Insurance” may be used when describing advisory services and resources.
Blackstone Credit & Insurance is the credit, asset based finance and insurance asset management business unit of Blackstone, which is the largest alternative asset manager in the world with leading investment businesses across asset classes. Blackstone’s platform provides competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.
Blackstone’s four business segments are real estate, private equity, credit and insurance, and multi-asset investing. Blackstone Credit & Insurance is an expansive, fully integrated credit platform, that includes private and liquid credit, infrastructure and asset based credit and insurance businesses. As of December 31, 2024, Blackstone had total AUM of more than $1.1 trillion and Blackstone Credit & Insurance had total AUM of $376 billion.
Blackstone Credit & Insurance, through its affiliates, employed 638 people headquartered in New York and in offices globally as of December 31, 2024. Blackstone Credit & Insurance’s
376-person
investment team also includes a
96-person
Office of the CIO team, which consists of individuals focused on Underwriting & Execution, Capital Formation, Asset Allocation, Structuring, Asset Management, Portfolio Insights, and Portfolio Analytics.
Blackstone Credit & Insurance’s Senior Managing Directors have on average 24 years of industry experience. The Fund brings Blackstone Credit & Insurance’s preeminent credit-focused investment platform to the non-traded
BDC industry.

Blackstone Investment
An affiliate of Blackstone has invested $25 million in our Common Shares through one or more private placement transactions. In addition, officers and employees of Blackstone and its affiliates have also invested $136.9 million in our Common Shares as of March 31, 2025.
Market Opportunity
We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.
Attractive Opportunities in Floating Rate, Senior Secured Loans
We believe that opportunities in senior secured loans are significant because of the strong defensive characteristics of this asset class. While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer’s security holders (i.e., senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer’s assets, which may be collateralized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e., most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration. The senior secured loans we invest in will generally pay floating interest rates based on a variable base rate, such as the SOFR. By originating predominantly floating rate assets, the majority of which have a reference rate floor, and utilizing predominantly floating rate leverage, we aim to provide attractive yields even as the interest rate environment changes over time. We will seek to identify what we believe are compelling investment opportunities in floating rate, senior secured loans based on prevailing market conditions and continue to focus on current income and capital appreciation in an effort to generate attractive risk-adjusted returns for investors across various market environments.
Opportunity in U.S. Private Companies
In addition to investing in senior secured loans generally, we believe that the market for lending to private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:
Secular Tailwinds in the Private Market, Including Private Credit.
 One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets (i.e., social or economic trends positively impacting private markets), including growing demand for private credit. Private equity funds with strategies focused on North America had over $1.5 trillion of “dry powder” (i.e., uncalled capital commitments) (as of June 30, 2024, as published by Preqin on April 8, 2025), which should similarly drive demand for private capital. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. The Fund believes some of these benefits include faster execution and greater certainty, ability to partner with sophisticated lenders, a more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit & Insurance benefits from greater flow of larger scale transactions that have become increasingly available to the direct lending universe over traditional banks and other financing institutions.
Attractive Market Segment.
 We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front
and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.
Limited Investment Competition.
 Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to companies. As tracked by Leverage Commentary & Data (LCD), as of December 31,

2024 private credit markets financed 247 LBOs (84% of total LBOs in 2024) compared to the publicly syndicated markets, which financed only 47 (16% of total LBOs in 2024). In addition, due to bank consolidation, the number of banks has also declined during the past several decades, furthering the lack of supply in financing to private companies.
We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender’s time and resources compared to lending to public companies, due in part to the size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.
Opportunities in Europe
.
We believe the market for European direct lending provides attractive opportunities with the asset class growing over the past decade to now play an important role in the European sub-investment
grade credit marketplace. Tailwinds observed in the North American market can be similarly found in the European market. Broadly, banks continue to face regulatory pressures on traditional lending activities meaning private credit can see sustained penetration. We also believe that the strong fundraising environment globally for private equity over the past few years will continue to drive deal flow for European originated transactions. We anticipate that many of our opportunities to provide originated loans or other financing will be in connection with leveraged buyouts by private equity firms. Globally, private equity dry powder (uncalled capital commitments) currently stands at over $2.6 trillion (as of June 30, 2024, as published by Preqin on April 8, 2025), which means that these private equity firms have a large amount of capital available to conduct transactions, which we believe will create debt financing opportunities for us.
We believe there are key features in Europe that are beneficial for investors and continued growth of private credit in the region. Although we believe the alternative credit market in Europe is still somewhat less developed compared to its U.S. counterpart, acceptance of private capital in Europe has grown substantially in recent years. Investing in Europe offers regional diversification across major economies such as the UK, Germany, Italy, France, and the Nordics. The opportunity set encompasses both leading global companies that are headquartered in Europe as well as premier regional European companies, which typically have established market shares that can be hard to displace given local barriers to entry such as language and regulation. We believe that having a scaled and experienced platform is critical to investing in Europe, given it is a more fragmented market requiring local expertise. Our European business has been on the ground for 18 years and our presence across 5 regional offices enables access to local deal flow and insights. We continue to see that larger companies are increasingly tapping into Europe’s maturing private credit market, which we believe favors managers like Blackstone Credit & Insurance given our ability to provide scaled financing solutions, in a section of the market where we see less competition in Europe amongst private credit lenders.
Blackstone Credit & Insurance Strengths
Blackstone Credit & Insurance is the world’s largest third-party private credit manager and a key player in the direct lending space. Blackstone Credit & Insurance has experience scaling funds across its platform that invest in all parts of the capital structure. Blackstone Credit & Insurance focuses on transactions where it can differentiate itself from other providers of capital, targeting sponsor-backed transactions and those where Blackstone Credit & Insurance can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit & Insurance has the scale and platform to effectively manage a North American private credit investment strategy, offering investors the following potential strengths:
Ability to Provide Scaled, Differentiated Capital Solutions
.
 We believe that the breadth and scale of Blackstone Credit & Insurance’s platform, with $376 billion of AUM as of December 31, 2024, and affiliation with Blackstone provide a distinct advantage in sourcing and deploying capital toward proprietary investment opportunities and provide a differentiated capability to invest in large, complex opportunities. Scale allows for more resources to source, diligence and monitor investments, and may enable us to move up market where there is often less competition and may allow us to negotiate more favorable terms for investments. As of December 31, 2024, Blackstone Credit & Insurance is invested in over 4,800 corporate issuers
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across portfolios globally and has over 400 sponsor and advisor relationships, which we believe provides invaluable insight and access to a broad and diverse set of investment opportunities. Blackstone Credit & Insurance’s focus on larger transactions and larger issuers is often associated with more established management teams and higher quality assets, which, in our experience, tend to better maintain their value through cycles and can serve to reduce investment risk. Blackstone Credit & Insurance offers its clients and borrowers a comprehensive solution across corporate and asset based, as well as investment grade and non-investment
grade credit. Blackstone Credit & Insurance expects that in the current environment, where borrowers increasingly value the benefits of private credit, the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit & Insurance to command more favorable terms for its investments.
Established Origination Platform with Strong Credit Expertise.
 The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what Blackstone Credit & Insurance believes to be attractive investment characteristics. Over the last several years, Blackstone Credit & Insurance has expanded its origination and sponsor coverage footprint with regional offices in select markets. We anticipate capitalizing on Blackstone Credit & Insurance’s global footprint and broad and diverse origination platform to provide, primarily, senior secured financings.
We believe that Blackstone Credit & Insurance can provide a significant pipeline of investment opportunities for us. Blackstone Credit & Insurance has a strong trading presence and actively monitors thousands of companies across the public and private markets through its $114 billion Liquid Corporate Credit platform, and as a result has deep insight across sectors and industries. Furthermore, we believe that Blackstone Credit & Insurance’s strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit & Insurance as a partner and counterparty of choice, providing us with attractive sourcing capabilities. In Blackstone Credit & Insurance’s experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities.
The Blackstone Credit & Insurance team has dedicated sector coverage across technology, healthcare and business services and is focused on making investments in what we characterize as “good neighborhoods,” which are industries we believe are experiencing favorable tailwinds. In addition, the Blackstone Credit & Insurance team is able to leverage the expertise of other parts of Blackstone’s business that specialize in these fields.
Over the last several years, Blackstone Credit & Insurance has expanded its North American origination and sponsor coverage footprint by opening regional offices in select markets. Blackstone Credit & Insurance has investment professionals across North America, Europe, Asia and Australia, and has developed a reputation for being a valued partner with the ability to provide speed, creativity, and assurance of transaction execution. We believe Blackstone Credit & Insurance’s global presence may help Blackstone Credit & Insurance to more effectively source investment opportunities from private equity sponsors as well as directly from companies.
Value-Added Capital Provider and Partner Leveraging the Blackstone Credit
 & Insurance Value Creation Program.
 Blackstone Credit & Insurance has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and we believe our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit & Insurance has access to the significant resources of the Blackstone platform, including the Value Creation Program, a global platform that intends to help Blackstone Credit & Insurance investments create meaningful value by leveraging the scale, network and expertise within the Blackstone platform. Specifically, the Value Creation Program focuses on three areas of improvement: (i) reducing costs by leveraging the scale and purchasing power of Blackstone through the

6	Reflects issuers across all asset types within Private Corporate Credit, Liquid Corporate Credit, and Infrastructure & Asset Based Credit.

Group Purchasing Organization (GPO), preferred partnerships, and the Blackstone Sourcing Center; (ii) helping to create revenue generating opportunities from Value Creation Program introductions, which includes a network of over 400 Blackstone portfolio companies as of December 31, 2024; and (iii) providing valuable access to industry and functional experts within the Blackstone organization (including the Blackstone Portfolio Operations team which consists of over 100 internal resources as of December 31, 2024) who are focused on areas such as cybersecurity, sustainability, quant solutions, data science, healthcare, human resources, information technology, among others, and the network among portfolio companies.
Through the Value Creation Program, which the Fund’s portfolio companies can fully access, Blackstone has created $5 billion in illustrative value across Blackstone Credit & Insurance portfolio companies.
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Flexible Investment Approach
.
 Blackstone Credit & Insurance believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Fund to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit & Insurance’s creativity and flexibility with regard to deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are typically more restrictive. Over time, Blackstone Credit & Insurance has demonstrated the ability to negotiate favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit & Insurance will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.
Long-Term Investment Horizon
.
 Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.
Disciplined Investment Process and Income-Oriented Investment Philosophy
.
 Blackstone Credit & Insurance employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit & Insurance has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit & Insurance’s investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit & Insurance’s senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors, and we believe that their

7
Numbers presented are since inception of the Value Creation Program in 2016. Figures presented are based on data reported by portfolio companies and assets and not from financial statements of portfolio companies. While the data reported by portfolio companies and assets is believed to be reliable for purposes used herein, it is subject to change, and Blackstone has not fully verified, and does not assume responsibility for, the accuracy or completeness of this information. Represents the sum of (a) estimated identified total cost reduction opportunities at the time cost is benchmarked with portfolio companies multiplied by the average enterprise value multiple across the portfolio, by finding the mean of the enterprise value multiples at time of BXCI’s initial investments, and (b) total revenue from introductions across Blackstone portfolio companies multiplied by EBITDA margin and multiple at investment of the portfolio company, with the exception of significantly longer term projects (projects that are greater than or equal to 10 years in project duration) in which total revenue is multiplied by EBITDA margin. Estimates assume revenue enhancements and costs savings directly improve enterprise value or EBITDA margins and that such revenue gains or cost savings will endure for the period of time implied by multiples.

experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the North America direct lending investment strategy. Blackstone Credit & Insurance generally targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.
Strong Investment Track Record.
 Blackstone Credit & Insurance’s track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit & Insurance. Since 2005 through December 31, 2024, Blackstone Credit & Insurance has invested over $220 billion in capital in privately-originated transactions.
8
Specifically within the North America Direct Lending strategy, Blackstone Credit & Insurance has invested over $125 billion
9
in privately originated or privately negotiated first lien and unitranche transactions. Corresponding to this North America Direct Lending track record, Blackstone Credit & Insurance has an annualized loss rate of 0.07%.
10
We believe maintaining this consistent strategy in the North America Direct Lending strategy across market cycles, with a specific emphasis on combining current yield, downside protection,

8
Includes invested and committed capital for privately originated and anchor investments across private credit strategies and vehicles since 2005, including Direct Lending, Sustainable Resources, Mezzanine, and Opportunistic. Excludes liquid credit strategy investments.

9
As of December 31, 2024. The North America Direct Lending track record represents U.S. and Canada first lien and unitranche debt, or
non-U.S.
first lien and unitranche debt where >50% of the revenue is generated from the U.S. (which may be secured by the applicable borrower’s assets and/or equity) transactions in companies that were originated or anchored by certain Blackstone Credit & Insurance managed, advised or sub-advised
funds (including the Fund, Blackstone Credit & Insurance managed mezzanine funds and Blackstone Credit & Insurance sub-advised
BDCs, as well as certain other Blackstone Credit & Insurance managed funds and accounts) and, with respect to certain transactions, investments allocated to affiliates of Blackstone Credit & Insurance, which may be sold to Blackstone Credit & Insurance managed funds or accounts in the future. The track record includes
Sub-Advised
Investments. With respect to certain transactions, the North America Direct Lending track record includes free equity and/or warrants that accompanied the debt financings, as well as any loans or securities into which the applicable first lien and unitranche debt may have been restructured subsequent to Blackstone Credit & Insurance’s initial investment. The North America Direct Lending track record excludes (i) broadly syndicated, mezzanine, second lien and equity (other than the aforementioned free equity and/or warrants or securities issued upon restructuring) transactions, among others and (ii) transactions where Blackstone Credit & Insurance’s invested capital (net of transactions fees) was under $25 million.

10
As of December 31, 2024. The annualized loss rate represents annualized net losses for substantially realized investments. Whether an investment is substantially realized is determined in the manager’s discretion. Investments are included in the loss rate if (1) a payment was missed, (2) bankruptcy was declared, (3) there was a restructuring, or (4) it was realized with a total multiple on invested capital less than 1.0x. Net losses include all profits and losses associated with these investments, including interest payments received. Net losses are represented in the year the investment is substantially realized and excludes all losses associated with unrealized investments. The annualized net loss rate is the net losses divided by the average annual remaining invested capital within the platform. Investments sourced by Blackstone Credit & Insurance for the
Sub-Advised
Investments did, in certain cases, experience defaults and losses after Blackstone Credit & Insurance was no longer sub-adviser,
and such defaults and losses are not included in the rates provided. Prior to December 31, 2022, the methodology used by the North America Direct Lending track record for calculating the platform’s average annual loss rate was based on net loss of principal resulting only from payment defaults in the year of default which would exclude interest payments. Past performance is not necessarily indicative of future results, and there can be no assurance that Blackstone Credit & Insurance will achieve comparable results or that any entity or account managed by or advised by Blackstone Credit & Insurance will be able to implement its investment strategy or achieve its investment objectives.

and inflation protection, will generate compelling investment outcomes for the Adviser. Blackstone Credit & Insurance believes that the depth and breadth of its team provides it with a competitive advantage in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.
Efficient Cost Structure.
 We believe that we have an efficient cost structure, as compared to other non-publicly
traded BDCs, with low operating expenses and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other non-publicly
traded BDCs.
The Board of Trustees
Overall responsibility for the Fund’s oversight rests with the Board of Trustees. We have entered into the Investment Advisory Agreement with the Adviser and the
Sub-Advisory
Agreement with the
Sub-Adviser,
pursuant to which the Advisers will manage the Fund on a
day-to-day
basis. The Board of Trustees is responsible for overseeing the Advisers and other service providers in our operations in accordance with the provisions of the 1940 Act, the Fund’s bylaws and applicable provisions of state and other laws. The Advisers will keep the Board of Trustees well informed as to the Advisers’ activities on our behalf and our investment operations and provide the Board of Trustees with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of seven members, five of whom are Trustees who are not “interested persons” of the Fund or the Advisers as defined in the 1940 Act.
Investment Selection
When identifying prospective investment opportunities, the Advisers currently intend to rely on fundamental credit analysis in order to minimize the loss of the Fund’s capital. The Advisers expect to invest in companies generally possessing the following attributes, which they believe will help achieve our investment objectives:
Leading, Defensible Market Positions.
The Advisers intend to invest in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Advisers will seek companies that they believe possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.
Proven Management Teams.
The Advisers focus on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Advisers typically require companies to have in place proper incentives to align management’s goals with the Fund’s goals.
Private Equity Sponsorship.
Often the Advisers seek to participate in transactions sponsored by what they believe to be high-quality private equity firms. The Advisers believe that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.
Broad Exposure.
The Advisers seek to invest broadly among industries and issuers, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Fund’s portfolio.
Viable Exit Strategy.
In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The investment team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit & Insurance, including the public market traders and research analysts, allows the Advisers to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.
Investment Process Overview
Our investment activities are managed by our Advisers. The Advisers are responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis, in each case with respect to assets allocated to each of the Advisers pursuant to the Advisory Agreement or the
Sub-Advisory
Agreement, as the case may be.
The investment professionals employed by Blackstone Credit & Insurance have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.
Sourcing and Origination
The private credit investment team, comprised of 103 dedicated investment professionals as of December 31, 2024, is responsible for establishing regular dialogue with, and coverage of, the financial advisory, corporate issuer, financial sponsor, legal and restructuring communities. The team also has regular contact with Wall Street firms, business brokers, industry executives and others who help identify direct origination investment opportunities. Blackstone Credit & Insurance seeks to be a value-added partner to its counterparties in connection with their capital needs, and believes that these relationships have driven, and will continue to drive, substantial proprietary deal flow and insight into investment opportunities.
The Fund seeks to generate investment opportunities primarily through direct origination channels. The global presence of Blackstone Credit & Insurance generates access to a substantial amount of directly originated transactions with what it believes to be attractive investment characteristics. Blackstone Credit & Insurance’s team has over 400 sponsor and advisor relationships with a primary focus on what it believes are the largest, highest quality, and most-well capitalized sponsors and advisors, leading to substantial repeat counterparties and making Blackstone Credit & Insurance a partner of choice to these sponsors. In addition to the depth and breadth of Blackstone Credit & Insurance’s relationships, sponsor and advisor partners also seek to transact with Blackstone Credit & Insurance due to its value-add
through the Value Creation Program by not only helping companies with operational support, but also potentially enhancing revenue generation and cost savings opportunities for Blackstone Credit & Insurance’s portfolio companies, all of which further contribute to its origination efforts. With respect to syndicate and club deals, Blackstone Credit & Insurance has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit & Insurance also has a $114 billion Liquid Corporate Credit platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit & Insurance is invested in over 4,800 corporate issuers
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across its $376 billion platform which we believe offers us deep insight across all sectors and industries in our market.
Blackstone Credit & Insurance aims to leverage the broader Blackstone network to generate additional deal flow. Blackstone’s Private Equity platform has been built over the past 35 years and invests globally across industries in both established and growth-oriented structures. Blackstone’s Real Estate group is the world’s

11	As of December 31, 2024. Reflects issuers across all asset types within Private Corporate Credit, Liquid Corporate Credit, and Infrastructure & Asset Based Credit.

largest owner of commercial real estate. Blackstone’s General Partnership Stakes group seeks to serve as a strategic partner to talented managers at all stages of their life cycles and help them build enduring franchises. Through such other business units of Blackstone, Blackstone Credit & Insurance aims to increase its connectivity and deepen sponsor relationships.
We believe that Blackstone Credit & Insurance’s strong reputation and longstanding relationships with its broad network will help drive substantial proprietary deal flow and provide a significant pipeline of investment opportunities for us.
Evaluation and Due Diligence
The hallmark of Blackstone Credit & Insurance’s approach to investing will continue to be defined by a rigorous due diligence process focused on downside protection and capital preservation. This process includes a thorough business review of the industry, competitive landscape, products, customers, returns on capital, strength of management team and consultation with outside advisors and industry experts, and benefits from Blackstone’s global platform, offering broad access and insight. When a new investment opportunity is sourced, the Blackstone Credit & Insurance team spends time with management, analyzing the company’s assets and its financial position. This initial assessment is then followed by extensive credit analysis, including asset valuation work; financial modeling and scenario analysis; cash flow and liquidity analyses; and legal, tax and accounting review. Blackstone Credit & Insurance’s diligence process will also include a detailed review of key qualitative factors, including the strength of management, quality / strategic value of the company’s assets, and potential operational risks. Further detail on this process is outlined below.
Initial Review
The investment team examines information furnished by the target company and external sources, including financial sponsors, banks, advisors and rating agencies, if applicable, to determine whether the investment meets our basic investment criteria within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. Blackstone Credit & Insurance conducts detailed due diligence investigations. Given its incumbent positions, for the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated Blackstone Credit & Insurance research analyst, the results of which are available for the transaction team to review.
Credit Analysis/Due Diligence
Before undertaking an investment, the investment team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy for originated investments, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and estimated financial results;

•	a detailed analysis of industry and customer dynamics, competitive position, regulatory, tax legal, environmental, social and governance matters;

•	a detailed financial modeling and scenario analysis;

•	reference calls within the Blackstone network on the company and relevant industry outlook;

•	on-site visits and customer and supplier reference calls, if deemed necessary;

•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	a review of financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.
Third parties are often involved in the Advisers’ due diligence process, whether they are hired by the Advisers or by the lead sponsor in a transaction. Utilizing consultants to help evaluate a business and test an investment thesis is typically very beneficial. When possible, the Advisers seek to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.
The foregoing initial assessment is then followed by extensive credit analysis, including asset valuation, financial analysis, cash flow analysis and scenario analysis, legal and accounting review, and comparable credit and equity analyses. A thorough assessment of structure and leverage of a transaction and how the particular investment fits into the overall investment strategy of the portfolio is conducted. Blackstone Credit & Insurance’s typical investment process (including diligence) for an originated investment opportunity typically spans two to six months, from the initial screen through final approval and funding. Depending on the deal, each investment team typically consists of four to five investment professionals, consisting of a senior managing director, managing director, principal or vice president and associate and/or analyst.
The Investment Committee utilizes a consensus-driven approach and includes long-tenured professionals that have been with Blackstone Credit & Insurance on average of approximately 15 years and have approximately 23 years of industry experience: Brad Marshall, Michael Zawadzki, Michael Carruthers, Brad Colman, Justin Hall, Robert Horn, Valerie Kritsberg, Daniel Leiter, Ferdinand Niederhofer, Daniel Oneglia, Robert Petrini and Louis Salvatore. For transactions above certain size parameters, others who participate in the Investment Committee process include members of Blackstone senior leadership, Jonathan Gray, Michael Chae, Vikrant Sawhney, and Kenneth Caplan, as well as others on the investment team responsible for conducting due diligence, and other senior members of Blackstone Credit & Insurance and broader Blackstone. For certain investments, generally smaller investments where the Fund is participating alongside other lenders in a “club” deal, providing an anchor order or purchasing broadly syndicated loans, the Investment Committee has delegated the authority to make an investment decision to the CIO or Portfolio Manager of a strategy or fund.
The Investment Committee review process is multi-step and iterative and occurs in parallel with the diligence and structuring of investments. The initial investment screening process involves an Investment Committee
“Heads-Up”
review presentation by the senior managing director leading a given transaction and members of the investment team. The
Heads-Up
review involves the production of a short memorandum with a focus on the following diligence items: an early diligence review of the underlying business fundamentals; expected return potential; expected investment size; assessment of key risks; and an appropriate initial diligence plan. At this point in the decision-making process, the Investment Committee will decide whether or not the investment team should proceed with deeper diligence on the investment opportunity.
Once
in-depth
diligence has commenced, the investment team compiles its findings, credit risks and mitigants, and preliminary transaction recommendation into a memorandum that is presented to a select group of senior managing directors in a weekly forum referred to as “Office Hours.” Office Hours provides a subset of the Investment Committee the opportunity to review the investment team’s detailed diligence findings in advance of presenting to the full Investment Committee, and to pose questions and recommendations to the investment team regarding its credit evaluation.
The ultimate results and findings of the investment analysis, including any follow up diligence items identified at Office Hours, are compiled in comprehensive investment memoranda that are used as the basis to support the investment thesis and are utilized by the Investment Committee (or delegate, if applicable) for final investment review and approval.

Portfolio Monitoring
Active management of our investments is performed by the team responsible for making the initial investment as well as by members of the Office of the CIO. Blackstone Credit & Insurance believes that actively managing an investment allows it to identify problems early and work with companies to develop constructive solutions when necessary. Blackstone Credit & Insurance will monitor our portfolio with a focus toward anticipating negative credit events. In seeking to maintain portfolio company performance and help to ensure a successful exit, Blackstone Credit & Insurance will work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.
Typically, Blackstone Credit & Insurance will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a monthly or quarterly basis from portfolio companies. Blackstone Credit & Insurance will use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research and other methods, to conduct an ongoing rigorous assessment of the company’s operating performance and prospects.
While the initial investment team remains primarily responsible for the collection, analysis, and dissemination of financial information received from portfolio companies, the portfolio managers and members of the Office of the CIO also review portfolio reporting on a daily, weekly, and monthly basis to identify early signs of outperformance or underperformance.
Blackstone Credit & Insurance maintains several formal forums to review and monitor the portfolio. Quarterly portfolio reviews are conducted to identify broad trends across the portfolio and assess recent performance. Blackstone Credit & Insurance conducts industry-specific reviews across both our private and liquids businesses to provide in-depth
insights into particular sectors, bringing together comprehensive insights across our platform. In addition, bi-weekly
portfolio screening committees and monthly Watch List Committee meetings are used for in-depth
reviews of credits.
In instances of weaker than expected performance, members of the Office of the CIO, including over 20 professionals dedicated to asset management as of December 31, 2024, may work closely with deal teams to review and diligence the source of underperformance, re-underwrite
the business, and develop a comprehensive strategy for
go-forward
management of the position. Blackstone Credit & Insurance’s Asset Management Group, housed within the Office of the CIO, comprises a team of functionally-oriented professionals focused on three verticals: Financial Solutions, Operational Asset Management, and Legal / Restructuring. Financial Solutions provides detailed financial analysis, re-underwriting
capabilities, and support for portfolio companies such as cash flow estimates or other financial management tools, as needed. Operational Asset Management assesses portfolio company processes, management, and operational capabilities to support and drive operational improvements. Operational Asset Management also is responsible for our Value Creation Program, which leverages the scale of the broader Blackstone platform in order to improve operations and profitability at Blackstone Credit & Insurance portfolio companies.
Financial reporting for portfolio companies is reviewed on a daily, weekly and monthly basis by deal teams and members of the Office of the CIO, including the Asset Management Group. Blackstone Credit & Insurance utilizes a series of proprietary portfolio dashboards and automated reports to ensure responsible parties receive detailed information on a timely basis. Each week, all financial reporting results across the portfolio are aggregated and distributed to the portfolio management team for review. Portfolio company performance updates, including recent developments and go-forward
action plans for underperforming assets, are reviewed at
bi-weekly
portfolio screening committee and monthly Watch List Committee meetings, which include members of the Investment Committee. Our formal Watch List, which is managed by the Office of the CIO, is reviewed at monthly Watch List Committee meetings, with interim updates as needed. The Watch List Committee is comprised of members of the Investment Committee and includes investment professionals from both our Liquid Credit and Private Credit businesses. On a quarterly basis, the watch list is also reviewed in depth with Blackstone senior management including President and Chief Operating Officer Jonathan Gray, Chief Financial Officer Michael Chae, and Global
Co-Chief
Investment Officer Kenneth Caplan.
Valuation Process
. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. With respect to investments for which market quotations are not readily available, the Board of Trustees reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith, based on the input of the Audit Committee, the Advisers’ valuation committee and where applicable, the independent valuation firms and other external service providers, based on procedures adopted by, and subject to the supervision of, the Board of Trustees.
Managerial Assistance
. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Fund purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Value Creation Program. The Advisers and the Administrators will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Advisers, will retain any fees paid for such assistance.
Exit
In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments to include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we will invest have stated maturities of five to eight years, based on Blackstone Credit & Insurance’s past experience, we believe most of these securities will be redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the credit and capital markets have deteriorated.
The investment team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the Advisers’ ability to utilize the entire resources of Blackstone Credit & Insurance, including the public market traders, research analysts and capital markets functions, allows the Advisers to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Investments
As of December 31, 2024, the fair value of our investments was $68,419.8 million in 603 portfolio companies. The composition of the Fund’s investment portfolio at cost and fair value was as follows:

	December 31, 2024
	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$62,076,029	$61,455,274	89.8%
Second lien debt	2,790,046	2,723,460	3.9
Unsecured debt	179,863	177,801	0.3
Structured finance obligations—debt instruments	582,324	590,509	0.9
Structured finance obligations—equity instruments	137,250	141,139	0.2
Investments in joint ventures	1,932,706	1,914,411	2.8
Equity and other (1)(2)	1,287,453	1,417,183	2.1

Total	$68,985,671	$68,419,777	100.0%

(1)	Includes equity investment in SLC.
(2)	“Other” includes warrants.
As of December 31, 2024 the Fund had unfunded commitments, including delayed draw terms loans and revolvers, in the aggregate principal amount of $10,804.0 million.
See the Consolidated Schedule of Investments as of December 31, 2024, in our consolidated financial statements in “Item 8. Financial Statements and Supplementary Data—Consolidated Schedule of Investments” in our annual report on Form
10-K
for the fiscal year ended December 31, 2024 for more information on these investments.
Allocation of Investment Opportunities and Potential Conflicts of Interest
General
Blackstone Credit & Insurance, including the Advisers, provides investment management services to the Other Clients.
Blackstone Credit & Insurance will share any investment and sale opportunities with its other clients and the Fund in accordance with the Advisers Act and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in this prospectus, certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.
In addition, as a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside other clients.
Co-Investment
Relief
We have in the past
co-invested,
and in the future will
co-invest,
with certain affiliates of the Advisers. We have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Advisers and certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions which could limit our ability to participate in co-investment
transactions. Pursuant to such order, the Board of Trustees has established Board Criteria clearly defining co-investment
opportunities in which the Fund will have the opportunity to participate with one or more Blackstone Credit & Insurance BDCs, and other public or private Blackstone Credit & Insurance funds that target similar assets. If an investment falls within the Board Criteria and is otherwise consistent within the Fund’s then-current investment objectives and strategies, Blackstone Credit & Insurance must present the investment opportunity to the Advisers to consider the investment opportunity for participation by the Blackstone Credit & Insurance BDCs. The Blackstone Credit & Insurance BDCs may determine to participate or not to participate, depending on whether Blackstone Credit & Insurance determines that the investment is appropriate for the Blackstone Credit & Insurance BDCs (e.g., based on investment strategy). The co-investment
is generally allocated to us, any other Blackstone Credit & Insurance BDCs (including BXSL) and the other Blackstone Credit & Insurance funds that target similar assets pro rata based on available capital in the applicable asset class. If the Advisers determine that such investment is not appropriate for us, the investment will not be allocated to us, but the Advisers will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board of Trustees at the next quarterly meeting of the Board of Trustees.
Competition
We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC.
Non-Exchange
Traded, Perpetual-Life BDC
The Fund is
non-exchange
traded, meaning its Common Shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose Common Shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their Common Shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

Human Resource Capital
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Advisers or their affiliates pursuant to the terms of the Advisory Agreements and the Administrators or their affiliates pursuant to the Administration Agreements. Each of our executive officers described under “Management of the Fund” is employed by the Advisers or their affiliates. Our day-to-day
investment operations are managed by the Advisers. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Advisers or their affiliates. The investment team will focus on origination, non-originated
investments and transaction development and the ongoing monitoring of our investments.

SENIOR SECURITIES
As of December 31, 2024 and December 31, 2023, the aggregate principal amount of indebtedness outstanding was $30.7 billion and $23.4 billion, respectively.
Additional information about our senior securities is included in “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 10. Financial Highlights and Senior Securities” of our audited financial statements for the year ended December 31, 2024 included herein.

PORTFOLIO COMPANIES
The following table sets forth certain information as of December 31, 2024 for each portfolio company in which the Fund had an investment. Percentages shown for class of securities held by the Fund represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.
The Board of Trustees approved the valuation of the Fund’s investment portfolio, as of December 31, 2024, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Fund’s documented valuation policy that has been reviewed and approved by the Board of Trustees, who also approve in good faith the valuation of such securities as of the end of each quarter. For more information relating to the Fund’s investments, see the Fund’s financial statements included in this prospectus.

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt
First Lien Debt - non- controlled/non-affiliated
Aerospace & Defense
Atlas CC Acquisition Corp.	9465 Wilshire Blvd, Suite 300 Beverly Hills, CA 90212 United States	(7)(10)	SOFR + 4.25%	9.03%		5/25/2021	5/25/2028			$49,949	$49,092	$29,039	0.07%
Atlas CC Acquisition Corp.	9465 Wilshire Blvd, Suite 300 Beverly Hills, CA 90212 United States	(4)(5)(7)(10)	P + 3.00%	10.50%		5/25/2021	5/26/2026			6,173	6,056	48	0.00%
Corfin Holdings, Inc.	1050 Perimeter Road, Manchester, NH 03103 United States	(4)(10)	SOFR + 5.25%	10.61%		1/7/2021	12/31/2027			32,510	32,474	32,510	0.08%
Fastener Distribution Holdings LLC	201 East John Carpenter Freeway, Mandalay Tower 3, Suite 700, Irving, TX 75062 United States	(4)(7)(10)	SOFR + 4.75%	9.31%		10/31/2024	11/4/2031			175,449	173,402	173,354	0.45%
Frontgrade Technologies Holdings, Inc.	4350 Centennial Blvd Colorado Springs, CO, 80907 United States	(4)(7)(10)	SOFR + 5.00%	9.49%		1/9/2023	1/9/2030			2,347	2,290	2,347	0.01%
Loar Group Inc	450 Lexington Avenue, New York, NY 10017 United States	(4)(6)(7)(11)	SOFR + 4.75%	9.11%		7/28/2022	5/10/2030			281,197	278,367	280,257	0.72%
Magneto Components BuyCo, LLC	311 Sinclair Rd, Bristol, PA 19007 United States	(4)(7)(10)	SOFR + 6.00%	10.33 (incl. 2.71 PIK	% % )	12/5/2023	12/5/2030			54,574	53,134	53,168	0.14%
Maverick Acquisition, Inc.	3063 Philmont Ave B, Huntingdon Valley, PA 19006 United States	(4)(11)(17)	SOFR + 6.25%	10.58%		6/1/2021	6/1/2027			47,851	47,426	31,821	0.08%
Peraton Corp.	12975 Worldgate Drive, Herndon, VA 20170 United States	(10)	SOFR + 3.75%	8.21%		2/1/2021	2/1/2028			14,323	14,342	13,364	0.03%
TransDigm Inc	1350 Euclid Avenue, Suite 1600, Cleveland, Ohio 44115 United States	(6)(8)	SOFR + 2.50%	6.83%		11/28/2023	2/28/2031			12,947	12,987	12,984	0.03%
Vertex Aerospace Services Corp.	555 Industrial Drive South, Madison, MS,39110 United States	(6)(10)	SOFR + 2.75%	7.11%		12/6/2021	12/6/2030			11,673	11,634	11,708	0.03%
West Star Aviation Acquisition, LLC	796 Heritage Way, Grand Junction, CO 81506 United States	(4)(5)(11)	SOFR + 5.00%	9.33%		11/3/2023	3/1/2028			9,878	9,734	9,878	0.03%
West Star Aviation Acquisition, LLC	796 Heritage Way, Grand Junction, CO 81506 United States	(4)(10)	SOFR + 5.00%	9.33%		3/1/2022	3/1/2028			4,876	4,809	4,876	0.01%

											695,747	655,354	1.68%
Air Freight & Logistics
AGI-CFI Holdings, Inc.	9130 S Dadeland Blvd Ste 1801, Miami, FL, 33156 United States	(4)(10)	SOFR + 5.75%	10.23%		6/11/2021	6/11/2027			211,429	209,624	211,429	0.54%
AGI-CFI Holdings, Inc.	9130 S Dadeland Blvd Ste 1801, Miami, FL, 33156 United States	(4)(10)	SOFR + 5.75%	10.23%		12/21/2021	6/11/2027			51,518	51,058	51,518	0.13%
Alliance Ground	9130 S Dadeland Blvd Ste 1801, Miami, FL, 33156 United States	(4)(9)	SOFR + 5.75%	10.25%		7/25/2022	6/11/2027			93,745	92,808	93,745	0.24%
ENV Bidco AB	Staffans väg 2A SE-192 78 Sollentuna, Sweden	(4)(6)(7)(8)	E + 5.25%	7.97%		12/12/2024	7/19/2029		EUR	114,257	113,857	117,999	0.30%
ENV Bidco AB	Staffans väg 2A SE-192 78 Sollentuna, Sweden	(4)(6)(10)	SOFR + 5.25%	9.59%		12/12/2024	7/19/2029			114,097	112,376	114,097	0.29%
Livingston International, Inc.	The West Mall Suite 400, Toronto, ON M9C 5K7 Canada	(4)(6)(10)	SOFR + 5.50%	9.96%		8/13/2021	4/30/2027			100,776	100,454	99,517	0.26%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Air Freight & Logistics (continued)
Mode Purchaser, Inc.	17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States	(4)(11)	SOFR + 6.25%	10.92%		1/7/2021	12/9/2026			27,349	27,051	26,529	0.07%
Mode Purchaser, Inc.	17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States	(4)(11)	SOFR + 6.25%	10.92%		2/4/2022	2/5/2029			135,783	134,195	131,709	0.34%
RoadOne Inc	1 Kellaway Dr, Randolph, MA 02368 United States	(4)(5)(7)(11)	SOFR + 6.25%	10.84%		12/30/2022	12/30/2028			1,136	1,110	1,109	0.00%
RWL Holdings, LLC	767 5th Ave #4200, New York, NY 10153 United States	(4)(10)	SOFR + 5.75%	10.23%		12/13/2021	12/31/2028			270,142	267,078	240,426	0.62%
SEKO Global Logistics Network, LLC	1100 N. Arlington Heights Rd., Itasca, IL 60143 United States	(4)(5)(11)	P + 7.00%	15.50%		7/1/2024	12/30/2026			1,896	1,867	1,896	0.00%
SEKO Global Logistics Network, LLC	1100 N. Arlington Heights Rd., Itasca, IL 60143 United States	(4)(5)(11)	SOFR + 8.00%	12.67%		10/15/2024	12/30/2026			1,481	1,455	1,481	0.00%
SEKO Global Logistics Network, LLC	1100 N. Arlington Heights Rd., Itasca, IL 60143 United States	(4)(5)(11)	SOFR + 8.00%	12.52%		11/27/2024	11/27/2029			5,961	5,844	5,961	0.02%
SEKO Global Logistics Network, LLC	1100 N. Arlington Heights Rd., Itasca, IL 60143 United States	(4)(5)(11)	SOFR + 5.00%	9.50 (incl. 5.00 PIK	% % )	11/27/2024	5/27/2030			29,019	29,019	29,019	0.07%
The Kenan Advantage Group, Inc.	4895 Dressler Road, Canton, OH 44718 United States	(8)	SOFR + 3.25%	7.61%		8/6/2024	1/25/2029			12,951	12,951	13,048	0.03%
Wwex Uni Topco Holdings, LLC	2323 Victory Avenue Suite 1600, Dallas, TX 75219 United States	(10)	SOFR + 4.00%	8.33%		11/8/2024	7/26/2028			17,639	17,642	17,769	0.05%

											1,178,389	1,157,252	2.96%
Airlines
Air Canada	2001 University Street Suite 1600, Montreal, QC H3A 2A6 Canada	(6)(8)	SOFR + 2.00%	6.34%		3/21/2024	3/14/2031			6,292	6,278	6,329	0.02%
Auto Components
Clarios Global LP	Florist Tower, 5757 N. Green Bay Ave., Glendale, WI 53209 United States	(6)(8)	SOFR + 2.50%	6.86%		7/16/2024	5/6/2030			3,491	3,491	3,510	0.01%
Dellner Couplers Group AB	Vikavagen 144 79195 Falun, Sweden	(5)(6)(8)	E + 5.50%	8.22%		6/20/2024	6/18/2029		EUR	23,500	24,933	24,107	0.06%

											28,424	27,617	0.07%
Beverages
Triton Water Holdings, Inc.	900 Long Ridge Road, Building 2, Stamford, CT 06902 United States	(9)	SOFR + 3.25%	7.84%		3/31/2021	3/31/2028			44,309	43,795	44,714	0.12%
Biotechnology
Grifols Worldwide Operations USA Inc	18 Commerce Way, Suite 4800, Wilmington, MA 01801 United States	(8)	SOFR + 2.00%	6.74%		1/7/2021	11/15/2027			4,094	4,060	4,084	0.01%
Broadline Retail
Peer USA, LLC	Perenmarkt 15, 1681 PG Zwaagdijk, Netherlands	(6)(8)	SOFR + 3.00%	7.33%		6/26/2024	7/1/2031			7,000	7,020	7,048	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Building Products
Cornerstone Building Brands, Inc.	5020 Weston Parkway, Cary, NC 27513 United States	(6)(9)	SOFR + 5.63%	10.02%		7/25/2022	8/1/2028			25,480	25,221	25,098	0.06%
Cornerstone Building Brands, Inc.	5020 Weston Parkway, Cary, NC 27513 United States	(6)(9)	SOFR + 3.25%	7.75%		4/15/2021	4/12/2028			4,817	4,797	4,614	0.01%
Engineered Stone Group Holdings III Ltd.	Floor 5, Smithson Tower Smithson Plaza, St. James’s Street, London, England, SW1A 1HJ	(4)(6)(8)	E + 5.75%	9.10%		11/22/2021	4/23/2028		EUR	30,879	33,669	27,508	0.07%
Engineered Stone Group Holdings III Ltd.	Floor 5, Smithson Tower Smithson Plaza, St. James’s Street, London, England, SW1A 1HJ	(4)(6)(10)	SOFR + 5.75%	10.32%		11/22/2021	4/23/2028			64,562	63,627	55,523	0.14%
Fencing Supply Group Acquisition, LLC	211 Perimeter Center Pkwy NE #250, Dunwoody, GA 30346 United States	(4)(11)	SOFR + 6.00%	10.46%		2/26/2021	2/26/2027			109,579	108,878	106,839	0.27%
Great Day Improvements, LLC	700 Highland Rd, Macedonia, OH 44056 United States	(4)(7)(13)	SOFR + 5.50%	10.01%		6/13/2024	6/13/2030			36,146	35,382	35,124	0.09%
Jacuzzi Brands, LLC	3925 City Center Drive Suite 200, Chino Hills, CA 91709 United States	(4)(10)	SOFR + 6.00%	10.33%		1/7/2021	2/25/2027			43,474	43,294	40,214	0.10%
Jacuzzi Brands, LLC	3925 City Center Drive Suite 200, Chino Hills, CA 91709 United States	(4)(10)	SOFR + 6.00%	10.33%		4/20/2022	2/25/2027			187,540	186,505	173,474	0.45%
Jacuzzi Brands, LLC	3925 City Center Drive Suite 200, Chino Hills, CA 91709 United States	(4)(10)	SOFR + 6.00%	10.33%		1/7/2021	2/25/2027			6,319	6,291	5,845	0.02%
L&S Mechanical Acquisition, LLC	1101 E Arapaho Rd, Suite 190, Richardson, TX 75081, United States	(4)(10)	SOFR + 6.25%	10.60%		9/1/2021	9/1/2027			124,867	123,610	124,867	0.32%
L&S Mechanical Acquisition, LLC	1101 E Arapaho Rd, Suite 190, Richardson, TX 75081, United States	(4)(5)(10)	SOFR + 6.25%	10.59%		8/19/2024	9/1/2027			10,975	10,783	10,975	0.03%
LBM Acquisition, LLC	1000 Corporate Grove Drive, Buffalo Grove IL 60089 United States	(10)	SOFR + 3.75%	8.30%		6/6/2024	5/31/2031			50,254	49,794	49,908	0.13%
Lindstrom, LLC	2950 100th Court Northeast, Blaine, MN 55449 United States	(4)(11)	SOFR + 6.25%	10.90%		4/19/2022	5/1/2027			146,580	146,220	145,114	0.37%
MIWD Holdco II, LLC	2550 Interstate Drive, Suite 400 Harrisburg, PA 17110 United States	(8)	SOFR + 3.00%	7.36%		3/28/2024	3/21/2031			4,489	4,510	4,540	0.01%
Oscar Acquisitionco, LLC	5005 Lyndon B Johnson Fwy Suite 1050, Dallas, TX 75244 United States	(9)	SOFR + 4.25%	8.50%		4/29/2022	4/29/2029			2,977	2,987	2,950	0.01%
The Chamberlain Group, Inc.	300 Windsor Drive, Oak Brook, IL 60523 United States	(9)	SOFR + 3.25%	7.71%		11/3/2021	11/3/2028			24,952	24,814	25,131	0.06%
Windows Acquisition Holdings, Inc.	235 Sunshine Road Royal, AR 71968 United States	(4)(11)	SOFR + 6.50%	10.98 (incl. 8.94 PIK	% % )	1/7/2021	12/29/2026			58,890	58,517	47,701	0.12%

											928,899	885,425	2.26%
Capital Markets
Apex Group Treasury, LLC	4 Embarcadero Center Suite 1900 San Francisco,CA,94111 United States	(6)(9)	SOFR + 3.75%	8.96%		7/27/2021	7/27/2028			14,985	14,967	15,145	0.04%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Capital Markets (continued)
Apex Group Treasury, LLC	4 Embarcadero Center Suite 1900 San Francisco,CA,94111 United States	(6)(9)	SOFR + 4.00%	9.08%	8/2/2024	7/27/2028			77,903	77,903	78,715	0.20%
Aretec Group, Inc.	2301 Rosecrans Ave., Suite 5100, El Segundo, CA 90245 United States	(6)(8)	SOFR + 3.50%	7.86%	5/29/2024	8/9/2030			853	853	856	0.00%
FFML Holdco Ltd	Private Bag 93502, Takapuna, Auckland 0740, New Zealand	(4)(6)(10)	B + 6.25%	10.66%	11/11/2022	11/30/2028		NZD	37,054	22,562	20,732	0.05%
Focus Financial Partners LLC	875 3rd Avenue, 28th Floor New York, NY 10022 United States	(7)(8)	SOFR + 3.25%	7.61%	9/11/2024	9/11/2031			14,889	14,853	15,061	0.04%
GTCR Everest Borrower, LLC	1655 Grant Street, 10th Floor Concord, CA 94520 United States	(6)(7)(8)	SOFR + 2.75%	7.08%	9/5/2024	9/5/2031			12,388	12,074	12,445	0.03%
Osaic Holdings Inc	20 East Thomas Road, Phoenix, AZ 85012 United States	(6)(8)	SOFR + 3.50%	7.86%	11/26/2024	8/17/2028			10,567	10,567	10,623	0.03%
Resolute Investment Managers, Inc.	220 E. Las Colinas Blvd., Suite 1200, Irving, Texas 75039 United States	(5)(11)	SOFR + 6.50%	11.09%	12/29/2023	4/30/2027			3,884	3,843	3,819	0.01%
Situs-AMC Holdings Corporation	5065 Westheimer Suite 700E, Houston, TX 77056 United States	(4)(11)	SOFR + 5.50%	9.93%	12/22/2021	12/22/2027			12,151	12,090	12,151	0.03%
Superannuation And Investments US, LLC	Ground Floor Tower 1 201 Sussex Street Sydney,NSW,2000 Australia	(6)(9)	SOFR + 3.75%	8.22%	12/1/2021	12/1/2028			13,026	12,975	13,122	0.03%
The Edelman Financial Engines Center, LLC	28 State Street, 21st Floor, Boston, MA 021094 United States	(6)(8)	SOFR + 3.00%	7.36%	6/5/2024	4/7/2028			18,370	18,370	18,504	0.05%

										201,057	201,173	0.51%
Chemicals
Charter Next Generation Inc	300 N. LaSalle Drive, Suite 1575, Chicago, IL 60654 United States	(10)	SOFR + 3.00%	7.53%	11/5/2024	11/29/2030			6,972	6,990	7,018	0.02%
DCG Acquisition Corp.	45 Rockefeller Plaza 20th Floor, New York, NY 10111 United States	(4)(7)(10)	SOFR + 4.50%	8.86%	6/13/2024	6/13/2031			210,895	208,448	209,820	0.54%
Derby Buyer, LLC	200 Powder Mill Road, Wilmington DE 19803 United States	(6)(9)	SOFR + 3.00%	7.37%	12/13/2024	11/1/2030			6,451	6,451	6,479	0.02%
Formulations Parent Corp.	375 University Avenue, Westwood, MA 02090 United States	(4)(7)(10)	SOFR + 5.75%	10.27%	11/15/2023	11/15/2030			21,268	20,853	21,019	0.05%
Geon Performance Solutions, LLC	25777 Detroit Road Suite 202, Westlake, OH 44145 United States	(10)	SOFR + 4.25%	8.84%	8/18/2021	8/18/2028			3,581	3,566	3,598	0.01%
Hyperion Materials & Technologies, Inc.	6325 Huntley Road, Worthington, OH 43229 United States	(9)	SOFR + 4.50%	9.13%	8/30/2021	8/30/2028			7,904	7,895	7,788	0.02%

										254,203	255,722	0.66%
Commercial Services & Supplies
Access CIG, LLC	6818 A Patterson Pass Road, Livermore CA 94550 United States	(9)	SOFR + 5.00%	9.59%	8/18/2023	8/18/2028			43,414	42,988	43,891	0.11%
Allied Universal Holdco, LLC	1551 North Tustin Avenue Suite 650, Santa Ana, CA 92705 United States	(9)	SOFR + 3.75%	8.21%	4/8/2021	5/12/2028			40,727	40,680	40,911	0.11%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Commercial Services & Supplies (continued)
Anticimex, Inc.	400 Connell Drive Suite 1300, Berkeley Heights, NJ 07922 United States	(6)(9)	SOFR + 3.15%	7.72%	11/8/2021	11/16/2028		11,645	11,620	11,742	0.03%
Armor Holdco, Inc.	48 Wall Street 22nd Floor New York,NY,10005 United States	(6)(9)	SOFR + 3.75%	8.03%	12/13/2024	12/11/2028		6,363	6,363	6,454	0.02%
Bazaarvoice, Inc.	338 Pier Avenue, Hermosa Beach CA 90254 United States	(4)(7)(8)	SOFR + 5.25%	9.25%	5/7/2021	5/7/2028		417,604	417,604	417,604	1.07%
CFS Brands, LLC	4711 E. Hefner Rd. Oklahoma City, OK 73131 United States	(4)(7)(11)	SOFR + 5.00%	9.36%	12/20/2024	10/2/2030		209,628	205,595	209,011	0.54%
DG Investment Intermediate Holdings 2, Inc.	One Commerce Drive, Schaumburg, Illinois 60173 United States	(10)	SOFR + 3.75%	8.22%	3/31/2021	3/31/2028		22,477	22,497	22,744	0.06%
EAB Global, Inc.	2008 Saint Johns Ave, Washington DC 20037 United States	(9)	SOFR + 3.25%	7.61%	8/16/2021	8/16/2028		13,340	13,322	13,409	0.03%
Foundational Education Group, Inc.	4500 East West Highway Suite 300, Bethesda,MD,20814 United States	(9)	SOFR + 3.75%	8.60%	8/31/2021	8/31/2028		8,869	8,822	8,658	0.02%
FusionSite Midco, LLC	5611 Ohio Ave, Nashville, TN 37209 United States	(4)(11)	SOFR + 5.75%	10.34%	11/17/2023	11/17/2029		45,012	44,189	45,012	0.12%
FusionSite Midco, LLC	5611 Ohio Ave, Nashville, TN 37209 United States	(4)(11)	SOFR + 5.50%	10.29%	11/17/2023	11/17/2029		19,466	19,110	19,466	0.05%
FusionSite Midco, LLC	5611 Ohio Ave, Nashville, TN 37209 United States	(4)(5)(7)(11)	SOFR + 5.75%	10.48%	9/25/2024	11/17/2029		34,988	34,481	34,805	0.09%
Garda World Security Corp.	1390 Barre Street, Montreal QC H3C 1N4 Canada	(6)(8)	SOFR + 3.50%	7.90%	8/6/2024	2/1/2029		20,915	20,915	21,033	0.05%
Gatekeeper Systems, Inc.	90 Icon, Foothill Ranch, CA 92610, United States	(4)(10)	SOFR + 5.00%	9.51%	8/27/2024	8/28/2030		252,033	248,470	250,143	0.64%
Gatekeeper Systems, Inc.	90 Icon, Foothill Ranch, CA 92610, United States	(4)(5)(7)(10)	SOFR + 5.00%	9.52%	8/27/2024	8/28/2030		9,238	8,309	8,483	0.02%
GBT US III, LLC	666 Third Avenue, 4th Floor, New York, NY, NY 10017, United States	(6)(8)	SOFR + 3.00%	7.63%	7/26/2024	7/25/2031		4,000	4,009	4,025	0.01%
Gorilla Investor LLC	712 Fifth Avenue, 44th Floor, New York, NY 10019, United States	(4)(5)(10)	SOFR + 5.00%	9.32%	9/26/2024	9/30/2031		167,623	164,393	165,947	0.43%
Iris Buyer, LLC	1501 Yamato Road, Boca Raton, FL 33431 United States	(4)(11)	SOFR + 6.25%	10.68%	10/2/2023	10/2/2030		54,542	53,310	54,542	0.14%
Iris Buyer, LLC	1501 Yamato Road, Boca Raton, FL 33431 United States	(4)(5)(7)(11)	SOFR + 6.25%	10.58%	10/2/2023	10/2/2030		5,142	4,825	4,889	0.01%
Java Buyer, Inc.	191 4th St W Ketchum, ID, 83340 United States	(4)(10)	SOFR + 5.75%	10.20%	12/15/2021	12/15/2027		137,995	136,695	137,995	0.36%
Java Buyer, Inc.	191 4th St W Ketchum, ID, 83340 United States	(4)(10)	SOFR + 5.75%	10.35%	11/9/2023	12/15/2027		53,947	53,091	53,947	0.14%
Java Buyer, Inc.	191 4th St W Ketchum, ID, 83340 United States	(4)(10)	SOFR + 5.75%	10.44%	12/15/2021	12/15/2027		95,828	94,996	95,828	0.25%
Java Buyer, Inc.	191 4th St W Ketchum, ID, 83340 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.59%	6/28/2024	12/15/2027		36,335	35,565	36,335	0.09%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Commercial Services & Supplies (continued)
JSS Holdings, Inc.	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)(10)	SOFR + 5.25%	10.10 (incl. 3.00 PIK)	% %	12/29/2021	11/8/2031		237,105	235,092	237,105	0.61%
JSS Holdings, Inc.	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)(10)	SOFR + 5.25%	10.00 (incl. 3.00 PIK)	% %	1/7/2021	11/8/2031		45,390	44,992	45,390	0.12%
JSS Holdings, Inc.	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.77 (incl. 3.00 PIK)	% %	11/8/2024	11/8/2031		566,934	560,739	566,249	1.46%
Knowledge Pro Buyer, Inc.	Country Squire Lane, Princeton Junction, NJ 8550 United States	(4)(7)(10)	SOFR + 5.00%	9.46%		12/10/2021	12/10/2027		88,097	87,288	88,009	0.23%
KPSKY Acquisition, Inc.	500 Unicorn Park 3rd Floor, Woburn, MA 01801 United States	(4)(10)(18)	SOFR + 5.50%	10.19%		10/19/2021	10/19/2028		46,483	45,978	40,440	0.10%
KPSKY Acquisition, Inc.	500 Unicorn Park 3rd Floor, Woburn, MA 01801 United States	(4)(10)(18)	SOFR + 5.50%	10.28%		10/19/2021	10/19/2028		20,736	20,512	18,040	0.05%
Lsf12 Crown US Commercial Bidco LLC	6688 North Central Expressway Suite 1600, Dallas, TX 75206 United States	(7)(8)	SOFR + 4.25%	8.80%		12/2/2024	12/2/2031		106,500	102,520	106,300	0.27%
OMNIA Partners, LLC	5001 Aspen Grove Drive Franklin, TN 37067, United States	(8)	SOFR + 2.75%	7.37%		1/26/2024	7/25/2030		4,988	5,030	5,018	0.01%
Onex Baltimore Buyer, Inc.	712 Fifth Avenue New York, NY 10019 United States	(4)(11)(18)	SOFR + 5.27%	9.63%		12/1/2021	12/1/2027		187,232	185,397	187,232	0.48%
Onex Baltimore Buyer, Inc.	712 Fifth Avenue New York, NY 10019 United States	(4)(7)(11)(18)	SOFR + 4.75%	9.11%		12/1/2021	12/1/2027		218,111	214,516	217,257	0.56%
Pearce Intermediate Holdings, Inc	1690 Scenic Ave, Costa Mesa, CA 92626 United States	(4)(12)	SOFR + 4.75%	9.09%		6/2/2021	6/2/2029		82,396	81,522	82,396	0.21%
Pearce Intermediate Holdings, Inc	1690 Scenic Ave, Costa Mesa, CA 92626 United States	(4)(5)(7)(11)	SOFR + 4.75%	9.09%		6/29/2023	6/2/2029		1,759	1,241	1,259	0.00%
Pearce Intermediate Holdings, Inc	1690 Scenic Ave, Costa Mesa, CA 92626 United States	(4)(5)(11)	SOFR + 4.75%	9.09%		11/6/2024	6/2/2029		114,713	113,604	114,713	0.30%
Polyphase Elevator Holding Co.	60 Shawmut Road, Suite 1, Canton, MA 02021 United States	(4)(5)(7)(11)	SOFR + 6.00%	10.43 (incl. 5.00 PIK	% % )	6/23/2021	6/23/2027		6,059	6,023	4,949	0.01%
Polyphase Elevator Holding Co.	60 Shawmut Road, Suite 1, Canton, MA 02021 United States	(4)(5)(11)	SOFR + 6.00%	10.48 (incl. 5.00 PIK	% % )	12/21/2021	6/23/2027		10,818	10,818	8,952	0.02%
Prime Security Services Borrower, LLC	1501 Yamato Road, Boca Raton, FL, 33431 United States	(6)(8)	SOFR + 2.00%	6.52%		11/20/2024	10/13/2030		1,496	1,496	1,502	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Commercial Services & Supplies (continued)
Pye-Barker Fire & Safety, LLC	2500 Northwinds Parkway, Ste 200, Alpharetta, GA 30009 United States	(4)(5)(10)	SOFR + 4.50%	8.83%		5/24/2024	5/24/2031		4,461	4,461	4,461	0.01%
Pye-Barker Fire & Safety, LLC	2500 Northwinds Parkway, Ste 200, Alpharetta, GA 30009 United States	(4)(5)(10)	SOFR + 4.50%	8.83%		5/24/2024	5/24/2031		13,816	13,753	13,747	0.04%
Safety Products/JHC Acquisition Corp	1751 Lake Cook Rd, Suite 370, Deerfield, Illinois 60015, United States	(7)(8)	SOFR + 4.50%	8.96%		1/7/2021	6/28/2026		59,946	59,856	60,169	0.15%
TEI Intermediate LLC	200 Innerbelt Road, Somerville, MA 02143 United States	(4)(10)	SOFR + 4.75%	9.15%		12/13/2024	12/15/2031		146,288	144,836	144,825	0.37%
TEI Intermediate LLC	200 Innerbelt Road, Somerville, MA 02143 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.15%		12/13/2024	12/15/2031		2,421	1,976	1,973	0.01%
The Hiller Companies, LLC	3751 Joy Springs Drive, Mobile, AL 36693 United States	(4)(10)	SOFR + 5.00%	9.36%		6/20/2024	6/20/2030		75,375	74,688	74,809	0.19%
The Hiller Companies, LLC	3751 Joy Springs Drive, Mobile, AL 36693 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.58%		6/20/2024	6/20/2030		5,465	5,216	5,240	0.01%
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc.)	21 Griffin Road North, Windsor, CT 06095 United States	(9)	SOFR + 3.50%	7.97%		12/9/2021	12/8/2028		26,793	26,721	27,065	0.07%
Vaco Holdings, Inc.	5410 Maryland Way, Suite 460, Brentwood, TN, 37027 United States	(10)	SOFR + 5.00%	9.48%		1/21/2022	1/21/2029		8,940	8,914	8,299	0.02%
Veregy Consolidated, Inc.	23325 N. 23rd Ave, Suite 120 Phoenix, AZ 85027 United States	(11)	SOFR + 6.00%	10.85%		1/7/2021	11/2/2027		19,954	19,977	19,979	0.05%
Water Holdings Acquisition LLC	2002 West Grand Parkway North, Suite 100, Katy, TX 77449, United States	(4)(7)(10)	SOFR + 5.00%	9.36 (incl. 3.00 PIK	% % )	7/31/2024	7/31/2031		188,383	186,488	187,263	0.48%

										3,955,503	3,979,515	10.22%
Construction & Engineering
Azuria Water Solutions Inc	787 7th Avenue 49th Floor New York NY 10019 United States	(10)	SOFR + 3.75%	8.11%		7/23/2024	5/17/2028		34,436	34,436	34,759	0.09%
Brookfield WEC Holdings, Inc.	1000 Westinghouse Drive, Cranberry Township, PA 16066 United States	(8)	SOFR + 2.25%	6.80%		1/25/2024	1/27/2031		7,943	7,868	7,959	0.02%
Consor Intermediate II, LLC	6505 Blue Lagoon Drive, Suite 470 Miami, FL 33126 United States	(4)(7)(10)	SOFR + 4.50%	8.83%		5/10/2024	5/10/2031		48,760	48,008	48,538	0.12%
COP Home Services TopCo IV, Inc.	3150 E Birch St., Brea, CA 92821, United States	(4)(7)(11)	SOFR + 6.00%	10.43%		6/9/2023	12/31/2027		208,968	205,871	208,754	0.54%
Gannett Fleming Inc	207 Senate Ave, Camp Hill, PA 17011, United States	(4)(7)(10)	SOFR + 4.75%	9.23%		8/5/2024	8/5/2030		360,786	355,220	357,520	0.92%
Groundworks, LLC	1741 Corporate Landing Parkway, Virginia Beach, VA 23454 United States	(8)	SOFR + 3.25%	7.65%		3/14/2024	3/14/2031		9,040	9,058	9,099	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Construction & Engineering (continued)
Groundworks, LLC	1741 Corporate Landing Parkway, Virginia Beach, VA 23454 United States	(7)(8)	SOFR + 3.25%	7.65%	3/14/2024	3/14/2031		266	168	277	0.00%
Peak Utility Services Group, Inc.	310 Interlocken Parkway Suite 220 Broomfield CO 80021 United States	(4)(11)	SOFR + 4.50%	8.96%	3/2/2021	3/2/2028		15,170	15,101	15,019	0.04%
Peak Utility Services Group, Inc.	310 Interlocken Parkway Suite 220 Broomfield CO 80021 United States	(4)(5)(11)	SOFR + 4.50%	8.96%	3/2/2021	3/2/2028		2,023	2,017	2,002	0.01%
Pike Electric Corp.	615 S College St Suite 300 Charlotte, NC 28202 United States	(8)	SOFR + 3.00%	7.47%	6/7/2022	1/21/2028		1,000	1,011	1,009	0.00%
Refficiency Holdings, LLC	1601 Las Plumas Ave San Jose, CA, 95133-1613 United States	(10)	SOFR + 3.50%	7.96%	10/28/2021	12/16/2027		11,229	11,187	11,291	0.03%
Thermostat Purchaser III, Inc.	10 Parkway North Suite 100 Deerfield,IL,60015 United States	(7)(10)	SOFR + 4.25%	8.58%	6/20/2024	8/31/2028		13,700	13,601	13,770	0.04%

									703,546	709,997	1.83%
Construction Materials
Tamko Building Products, LLC	198 Four States Drive, P.O. Box 97, Galena, KS 66739 United States	(8)	SOFR + 2.75%	7.09%	10/23/2024	9/20/2030		2,985	2,985	3,013	0.01%
Containers & Packaging
Anchor Packaging, LLC	13515 Barrett Parkway #100, St. Louis, MO 63021, United States	(8)	SOFR + 3.25%	7.69%	12/13/2024	7/18/2029		1,990	1,990	2,004	0.01%
Ascend Buyer, LLC	1111 Busch Parkway, Buffalo Grove, IL 60089, United States	(4)(10)	SOFR + 5.75%	10.23%	10/18/2022	9/30/2028		11,299	11,086	11,299	0.03%
Ascend Buyer, LLC	1111 Busch Parkway, Buffalo Grove, IL 60089, United States	(4)(5)(7)(10)	SOFR + 5.75%	10.23%	9/30/2021	9/30/2027		2,587	2,516	2,587	0.01%
Berlin Packaging, LLC	525 West Monroe Street, Chicago IL 60661 United States	(8)	SOFR + 3.50%	8.05%	6/7/2024	6/7/2031		18,861	18,892	18,993	0.05%
Clydesdale Acquisition Holdings, Inc.	101 E Carolina Ave Hartsville, SC 29550 United States	(9)	SOFR + 3.18%	7.53%	4/13/2022	4/13/2029		13,989	13,751	14,033	0.04%
Graham Packaging Co, Inc.	148 Quay Street Floor 9, Auckland Central Auckland, 1010 New Zealand	(8)	SOFR + 2.50%	6.86%	7/31/2024	8/4/2027		7,836	7,836	7,864	0.02%
MAR Bidco S.à r.l.	46A Avenue J.F. Kennedy, L-1855 Luxembourg, Grand-Duché de Luxembourg	(6)(9)	SOFR + 4.20%	8.77%	6/28/2021	7/6/2028		3,819	3,809	3,713	0.01%
ProAmpac PG Borrower, LLC	12025 Tricon Road, Cincinnati, OH 45246 United States	(10)	SOFR + 4.00%	8.66%	4/9/2024	9/15/2028		16,192	16,192	16,263	0.04%
Ring Container Technologies Group, LLC	1 Industrial Park Rd. Oakland, TN 38060 United States	(9)	SOFR + 2.75%	7.11%	7/19/2024	8/12/2028		982	982	986	0.00%
TricorBraun Holdings, Inc.	6 CityPlace Drive Suite 1000 Saint Louis MO 63141 United States	(9)	SOFR + 3.25%	7.72%	3/3/2021	3/3/2028		14,375	14,315	14,383	0.04%
Trident TPI Holdings, Inc.	460 Swedesford Rd Wayne, PA 19087 United States	(9)	SOFR + 3.75%	8.19%	10/18/2024	9/15/2028		21,739	21,739	21,961	0.06%

									113,108	114,086	0.31%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Distributors
BP Purchaser, LLC	2650 Galvin Dr, Elgin, IL 60124, United States	(4)(5)(10)	SOFR + 5.50%	10.16 PIK	%	12/10/2021	12/10/2028			7,820	7,732	6,881	0.02%
Bradyplus Holdings LLC	7055 S Lindell Road, Las Vegas, NV 89118 United States	(4)(11)	SOFR + 5.00%	9.52%		10/11/2024	10/31/2029			218,268	214,783	218,268	0.56%
Bradyplus Holdings LLC	7055 S Lindell Road, Las Vegas, NV 89118 United States	(4)(5)(7)(11)	SOFR + 5.00%	9.40%		10/11/2024	10/31/2029			1,381	1,287	1,331	0.00%
Genuine Cable Group, LLC	50 Broadway, Hawthorne, NY 10532, United States	(4)(10)	SOFR + 5.75%	10.21%		11/1/2021	11/2/2026			29,649	29,372	28,166	0.07%
Marcone Yellowstone Buyer, Inc.	One City Place Ste 400 St Louis MO 63141, United States	(4)(10)	SOFR + 6.50%	11.24 (incl. 3.25 PIK	% % )	11/1/2022	6/23/2028			15,532	15,244	13,979	0.04%
Marcone Yellowstone Buyer, Inc.	One City Place Ste 400 St Louis MO 63141, United States	(4)(10)	SOFR + 6.25%	10.99 (incl. 3.25 PIK	% % )	12/31/2021	6/23/2028			26,188	25,928	23,438	0.06%
NDC Acquisition Corp.	402 BNA Drive, Suite 500, Nashville, TN 37217 United States	(4)(7)(8)	SOFR + 5.50%	10.19%		3/9/2021	3/9/2027			21,656	21,405	21,656	0.06%
PT Intermediate Holdings III, LLC	1200 Greenbriar Dr., Addison, IL 60101 United States	(4)(7)(9)	SOFR + 5.00%	9.33 (incl. 1.75 PIK	% % )	4/9/2024	4/9/2030			170,148	169,770	170,133	0.44%
S&S Holdings, LLC	220 Remington Blvd, Bolingbrook, IL 60440 United States	(9)	SOFR + 5.00%	9.46%		3/11/2021	3/11/2028			7,792	7,807	7,785	0.02%
Tailwind Colony Holding Corporation	269 South Lambert Road Orange, CT 06512 United States	(4)(11)	SOFR + 6.50%	11.19%		1/7/2021	5/13/2026			81,820	81,505	80,184	0.21%

											574,833	571,821	1.48%
Diversified Consumer Services
American Restoration Holdings, LLC	1585 Broadway, 37th Floor, New York, NY 10036, United States	(4)(11)	SOFR + 5.00%	9.73%		7/19/2024	7/24/2030			27,472	26,963	27,472	0.07%
American Restoration Holdings, LLC	1585 Broadway, 37th Floor, New York, NY 10036, United States	(4)(5)(7)(11)	SOFR + 5.00%	9.50%		7/19/2024	7/24/2030			22,804	22,321	22,804	0.06%
American Restoration Holdings, LLC	1585 Broadway, 37th Floor, New York, NY 10036, United States	(4)(5)(7)(11)	SOFR + 5.00%	9.73%		7/19/2024	7/24/2030			1,697	1,552	1,697	0.00%
Ascend Learning, LLC	11161 Overbrook Road, Leawood, KS, 66211, United States	(9)	SOFR + 3.50%	7.96%		12/10/2021	12/11/2028			20,370	20,125	20,505	0.05%
Barbri Holdings, Inc.	12222 Merit Drive, Suite 1340, Dallas, TX 75251 United States	(4)(10)	SOFR + 5.00%	9.35%		12/20/2024	4/30/2030			133,249	131,960	132,582	0.34%
Barbri Holdings, Inc.	12222 Merit Drive, Suite 1340, Dallas, TX 75251 United States	(4)(10)	SOFR + 5.00%	9.35%		12/20/2024	4/30/2030			42,165	41,955	41,954	0.11%
BPPH2 Limited	One Wood Street, London, EC2V 7WS United Kingdom	(4)(6)(8)	S + 6.75%	11.57%		3/16/2021	3/16/2028		GBP	40,700	55,566	50,952	0.13%
BPPH2 Limited	One Wood Street, London, EC2V 7WS United Kingdom	(4)(5)(6)(8)	S + 6.25%	10.95%		6/17/2024	3/16/2028		GBP	8,269	10,367	10,352	0.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Diversified Consumer Services (continued)
BPPH2 Limited	One Wood Street, London, EC2V 7WS United Kingdom	(4)(5)(6)(10)	CA + 6.25%	10.03%	6/17/2024	3/16/2028		CAD	5,090	3,653	3,541	0.01%
BPPH2 Limited	One Wood Street, London, EC2V 7WS United Kingdom	(4)(5)(6)(10)	SOFR + 6.25%	10.76%	6/17/2024	3/16/2028			2,645	2,588	2,645	0.01%
Cambium Learning Group, Inc.	17855 North Dallas Parkway, Suite 400, Dallas, TX 75287, United States	(4)(7)(10)	SOFR + 5.50%	10.23%	7/20/2021	7/20/2028			939,007	934,248	939,007	2.42%
Cengage Learning, Inc.	3 Center Plaza, Suite 700, Boston, MA 02108 United States	(6)(11)	SOFR + 3.50%	7.86%	11/22/2024	3/22/2031			8,458	8,458	8,512	0.02%
Charger Debt Merger Sub, LLC	375 Northridge Rd. Suite 450, Atlanta, GA 30350 United States	(4)(10)	SOFR + 4.75%	9.08%	5/31/2024	5/31/2031			54,863	54,360	54,863	0.14%
Charger Debt Merger Sub, LLC	375 Northridge Rd. Suite 450, Atlanta, GA 30350 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.07%	5/31/2024	5/31/2031			11,701	11,447	11,539	0.03%
DTA Intermediate II Ltd.	7430 East Caley Ave, Suite 320E, Centennial, CO 80111 United States	(4)(12)	SOFR + 5.25%	9.58%	3/27/2024	3/27/2030			51,454	50,556	51,454	0.13%
DTA Intermediate II Ltd.	7430 East Caley Ave, Suite 320E, Centennial, CO 80111 United States	(4)(5)(7)(11)	SOFR + 5.25%	9.83%	3/27/2024	3/27/2030			6,461	5,975	6,254	0.02%
Element Materials Technology Group US Holdings Inc.	1181 Trapp Road St Paul, MN 55121 United States	(6)(9)	SOFR + 3.75%	8.08%	6/24/2022	7/6/2029			7,385	7,331	7,442	0.02%
Endeavor Schools Holdings, LLC	9350 South Dixie Highway, Suite 950, Miami, Florida 33156 United States	(4)(11)	SOFR + 6.25%	10.88%	7/18/2023	7/18/2029			46,941	46,053	45,885	0.12%
Endeavor Schools Holdings, LLC	9350 South Dixie Highway, Suite 950, Miami, Florida 33156 United States	(4)(5)(7)(11)	SOFR + 6.25%	10.88%	7/18/2023	7/18/2029			8,640	8,359	8,291	0.02%
Essential Services Holding Corp	139 S. English Station Road, Suite 250, Louisville, KY 40245 United States	(4)(7)(10)	SOFR + 5.00%	9.65%	6/17/2024	6/17/2031			69,595	68,785	69,412	0.18%
Go Car Wash Management Corp.	9801 Troup Ave, Kansas City, Kansas 66111, United States	(4)(11)	SOFR + 5.75%	10.21%	10/12/2021	12/31/2026			41,322	40,966	40,289	0.10%
Go Car Wash Management Corp.	9801 Troup Ave, Kansas City, Kansas 66111, United States	(4)(11)	SOFR + 5.75%	10.11%	10/12/2021	12/31/2026			47,774	47,286	46,580	0.12%
Imagine Learning, LLC	8860 E. Chaparral Road, Scottsdale, AZ 85250 United States	(9)	SOFR + 3.50%	7.86%	2/1/2024	12/21/2029			64,711	64,437	64,909	0.17%
Mckissock Investment Holdings, LLC	399 South Spring Street Suite 108, St Louis, MO 63110 United States	(10)	SOFR + 5.00%	9.79%	3/10/2022	3/12/2029			9,746	9,688	9,700	0.02%
Mckissock Investment Holdings, LLC	399 South Spring Street Suite 108, St Louis, MO 63110 United States	(10)	SOFR + 5.00%	9.62%	11/20/2023	3/12/2029			27,225	26,686	27,096	0.07%
Pre-Paid Legal Services, Inc.	1 Pre-Paid Way, Ada OK 74820 United States	(9)	SOFR + 3.75%	8.22%	12/15/2021	12/15/2028			17,560	17,482	17,700	0.05%
Seahawk Bidco, LLC	900 East 8th Avenue, Suite 106, King of Prussia, PA 19406 United States	(4)(7)(11)	SOFR + 4.75%	9.10%	12/19/2024	12/19/2031			230,733	228,095	229,610	0.59%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Diversified Consumer Services (continued)
Spring Education Group, Inc.	1999 S Bascom Ave, Suite 400 Campbell, CA 95008 United States	(8)	SOFR + 4.00%	8.33%	9/29/2023	9/29/2030		13,647	13,506	13,750	0.04%
Sunshine Cadence Holdco, LLC	90 Clubhouse Rd Woodmere, NY, 11598-1905 United States	(4)(10)	SOFR + 5.00%	9.61%	5/1/2024	5/1/2031		199,500	197,696	197,505	0.51%
Sunshine Cadence Holdco, LLC	90 Clubhouse Rd Woodmere, NY, 11598-1905 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.33%	5/1/2024	5/1/2031		16,598	16,164	16,278	0.04%
University Support Services, LLC	3500 Sunrise Hwy, Great River, NY 11739 United States	(9)	SOFR + 2.75%	7.11%	2/10/2022	2/10/2029		9,496	9,467	9,551	0.02%

									2,184,095	2,190,131	5.64%
Diversified REITs
Iron Mountain Information Management, LLC	1 Federal Street Boston, MA 02110 United States	(8)	SOFR + 2.00%	6.36%	12/28/2023	1/31/2031		5,955	5,975	5,962	0.02%
Diversified Telecommunication Services
Point Broadband Acquisition, LLC	3120 Fredrick Rd., Suite E, Opelika, Alabama 36801, United States	(4)(7)(11)	SOFR + 5.50%	10.09%	10/1/2021	10/1/2028		230,465	227,373	229,620	0.59%
Zacapa, LLC	4 E Pennslyvania Ave, Pen Argyl, 18072, PA, United States	(6)(9)	SOFR + 3.75%	8.08%	10/29/2024	3/22/2029		7,444	7,444	7,496	0.02%

									234,817	237,116	0.61%
Electric Utilities
Qualus Power Services Corp.	4040 Rev Drive Cincinatti, OH 45232 United States	(4)(11)	SOFR + 5.00%	9.51%	3/26/2021	3/26/2027		61,040	60,557	61,040	0.16%
Qualus Power Services Corp.	4040 Rev Drive Cincinatti, OH 45232 United States	(4)(11)	SOFR + 5.00%	9.51%	7/27/2023	3/26/2027		53,973	53,158	53,973	0.14%
Qualus Power Services Corp.	4040 Rev Drive Cincinatti, OH 45232 United States	(4)(5)(7)(11)	SOFR + 5.00%	9.50%	5/9/2024	3/26/2027		42,725	41,725	42,469	0.11%
Tiger Acquisition, LLC	7101 Southbridge Drive Sioux City, IA 51111 United States	(9)	SOFR + 3.00%	7.34%	11/16/2022	6/1/2028		12,673	12,673	12,704	0.03%

									168,113	170,186	0.44%
Electrical Equipment
Emergency Power Holdings, LLC	44 S Commerce Way, Bethlehem, PA 18017 United States	(4)(7)(11)	SOFR + 4.75%	9.34%	8/17/2021	8/17/2030		194,324	192,151	193,887	0.50%
IEM New Sub 2, LLC	48205 Warm Springs Blvd, Freemont, California 94539, United States	(4)(7)(10)	SOFR + 4.75%	9.27%	8/8/2024	8/8/2030		327,813	322,691	324,784	0.84%
Madison IAQ, LLC	500 W Madison St #3890, Chicago IL United States	(9)	SOFR + 2.75%	7.89%	6/21/2021	6/21/2028		39,617	39,367	39,809	0.10%

									554,209	558,480	1.44%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Electrical Equipment, Instruments & Components
Albireo Energy, LLC	3 Ethel Road, Suite 300, Edison, NJ 08817 United States	(4)(11)	SOFR + 6.00%	10.43%	1/7/2021	12/23/2026			24,995	24,828	23,870	0.06%
Albireo Energy, LLC	3 Ethel Road, Suite 300, Edison, NJ 08817 United States	(4)(5)(11)	SOFR + 6.00%	10.68%	1/7/2021	12/23/2026			7,502	7,472	7,164	0.02%
Albireo Energy, LLC	3 Ethel Road, Suite 300, Edison, NJ 08817 United States	(4)(5)(11)	SOFR + 6.00%	10.73%	1/7/2021	12/23/2026			1,924	1,917	1,838	0.00%
Duro Dyne National Corp	13235 Reese Boulevard, West Huntersville, NC 28078 United States	(4)(7)(10)	SOFR + 5.00%	9.52%	11/15/2024	11/15/2031			190,133	187,766	187,714	0.48%
Dwyer Instruments LLC	102 Indiana Hwy. 212, Michigan City, IN 46360 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.27%	11/15/2024	7/30/2029			46,679	46,123	46,109	0.12%
Infinite Bidco, LLC	17792 Fitch, Irvine, CA 92614 United States	(9)	SOFR + 3.75%	8.60%	3/2/2021	3/2/2028			19,865	19,777	19,746	0.05%
Modena Buyer, LLC	3421 Hillview Avenue Palo Alto, CA 94304 United States	(8)	SOFR + 4.50%	8.86%	7/1/2024	7/1/2031			49,961	49,030	48,515	0.12%
Phoenix 1 Buyer Corp.	13723 Riverport Drive, St. Louis, MO 63043 United States	(4)(7)(10)	SOFR + 5.50%	9.87%	11/20/2023	11/20/2030			42,815	42,385	42,815	0.11%
Spectrum Safety Solutions Purchaser, LLC	13995 Pasteur Blvd., Palm Beach Gardens, FL 33418, United States	(4)(5)(6)(9)	E + 5.00%	8.33%	7/1/2024	7/1/2030		EUR	7,356	7,899	7,562	0.02%
Spectrum Safety Solutions Purchaser, LLC	13995 Pasteur Blvd., Palm Beach Gardens, FL 33418, United States	(4)(5)(6)(9)	E + 5.00%	8.33%	7/1/2024	7/1/2031		EUR	64,279	68,069	66,084	0.17%
Spectrum Safety Solutions Purchaser, LLC	13995 Pasteur Blvd., Palm Beach Gardens, FL 33418, United States	(4)(6)(7)(9)	SOFR + 5.00%	9.59%	7/1/2024	7/1/2031			262,319	257,230	259,369	0.67%

										712,496	710,786	1.82%
Energy Equipment & Services
ISQ Hawkeye Holdco, Inc.	10640 Company Highway D20 Alden, IA 50006 United States	(4)(5)(10)	SOFR + 4.75%	9.13%	8/20/2024	8/20/2031			8,811	8,651	8,811	0.02%
ISQ Hawkeye Holdco, Inc.	10640 Company Highway D20 Alden, IA 50006 United States	(4)(5)(7)(10)	P + 3.75%	11.75%	8/20/2024	8/20/2030			312	288	304	0.00%
LPW Group Holdings, Inc.	5775 North Sam Houston Pkwy W Suite 100, Houston, TX 77086 United States	(4)(7)(11)	SOFR + 6.00%	10.59%	3/15/2024	3/15/2031			32,668	31,802	32,668	0.08%

										40,741	41,783	0.10%
Entertainment
CE Intermediate I, LLC	455 Delta Ave Fl 3 Cincinnati,OH,45226 United States	(9)	SOFR + 3.50%	8.05%	11/10/2021	11/10/2028			7,564	7,522	7,606	0.02%
Renaissance Holdings Corp	2911 Peach Street, Wisconsin Rapids, WI 54494 United States	(9)	SOFR + 4.00%	8.36%	12/6/2024	4/5/2030			2,506	2,506	2,503	0.01%
William Morris Endeavor Entertainment LLC	c/o Zuffa Parent, LLC 2960 W. Sahara Avenue Las Vegas, Nevada 89102 United States	(8)	SOFR + 2.75%	7.22%	11/7/2024	5/18/2025			9,966	9,986	10,002	0.03%

										20,014	20,111	0.06%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Financial Services
Atlas Securitized Products Funding 2, L.P.	230 Park Avenue, Suite 800 New York, NY 10169 United States	(4)(5)(6)(7)(8)	SOFR + 1.50%	6.05%	3/28/2024	5/25/2063			148,565	144,785	148,565	0.38%
Carr Riggs & Ingram Capital LLC	901 Boll Weevil Circle, Ste 200, Enterprise, AL 36330 United States	(4)(5)(9)	SOFR + 4.75%	9.24%	11/18/2024	11/18/2031			43,387	42,960	42,953	0.11%
Carr Riggs & Ingram Capital LLC	901 Boll Weevil Circle, Ste 200, Enterprise, AL 36330 United States	(4)(5)(7)(9)	SOFR + 4.75%	9.24%	11/18/2024	11/18/2031			1,290	1,078	1,074	0.00%
DM Intermediate Parent LLC	305 West Big Beaver Road, Suite 200, Troy, Michigan 48084, United States	(4)(7)(10)	SOFR + 5.00%	9.60%	9/30/2024	9/30/2030			104,836	102,581	102,451	0.26%
Mitchell International, Inc.	6220 Greenwich Drive, San Diego, CA 92122 United States	(9)	SOFR + 3.25%	7.61%	6/17/2024	6/17/2031			65,066	64,765	65,181	0.17%
More Cowbell II, LLC	545 Boylston Street, 6th Floor, Boston, MA 02116 United States	(4)(10)	SOFR + 5.00%	8.89%	9/1/2023	9/1/2030			19,791	19,391	19,791	0.05%
More Cowbell II, LLC	545 Boylston Street, 6th Floor, Boston, MA 02116 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.28%	9/1/2023	9/1/2029			1,132	1,055	1,105	0.00%
PKF O’Connor Davies Advisory, LLC	500 Mamaroneck Avenue, Harrison, NY 10528 United States	(4)(5)(7)(10)	P + 3.50%	11.00%	11/15/2024	11/18/2031			84,784	83,647	83,618	0.22%
RFS Opco, LLC	45 Rockefeller Plaza, Floor 5, New York, NY 10111 United States	(4)(7)(9)	SOFR + 4.75%	9.08%	4/4/2024	4/4/2031			30,400	30,100	30,371	0.08%
Solera, LLC	1500 Solana Blvd, Ste 6300 Roanoke, TX 76262-1713	(9)(18)	SOFR + 4.00%	8.85%	6/4/2021	6/2/2028			32,496	32,307	32,596	0.08%

										522,669	527,705	1.35%
Food Products
Snacking Investments US, LLC	2 Henry St, North City, Dublin 1, D01 C3Y9, Ireland	(6)(11)	SOFR + 4.00%	8.34%	1/7/2021	12/18/2026			4,830	4,843	4,878	0.01%
Ground Transportation
Channelside AcquisitionCo, Inc.	1208 E Kennedy Blvd Tampa, FL 33602, United States	(4)(7)(10)	SOFR + 4.75%	9.34%	5/15/2024	5/15/2031			156,455	155,909	156,432	0.40%
Health Care Equipment & Supplies
AEC Parent Holdings Inc.	11825 Central Parkway Jacksonville FL 32224 United States	(9)	SOFR + 5.75%	10.23%	6/13/2022	6/13/2029			24,809	24,420	20,095	0.05%
Auris Luxembourg III S.à r.l.	23 Rue Aldringen, Luxembourg, L-1118, Luxembourg	(6)(8)	SOFR + 3.75%	8.18%	9/27/2024	2/28/2029			8,834	8,834	8,950	0.02%
Bamboo US BidCo, LLC	1 Baxter Pkwy, Deerfield, IL 60015 United States	(4)(7)(11)	SOFR + 5.25%	9.77%	9/29/2023	9/30/2030			33,656	32,619	33,563	0.09%
Bamboo US BidCo, LLC	1 Baxter Pkwy, Deerfield, IL 60015 United States	(4)(11)	E + 5.25%	8.25%	9/29/2023	9/30/2030		EUR	72,601	75,070	75,204	0.19%
CPI Buyer, LLC	300 North LaSalle Drive, Suite 5600, Chicago, IL, 60654, United States	(4)(10)	SOFR + 5.50%	10.28%	11/1/2021	11/1/2028			168,601	166,863	165,651	0.43%
CPI Buyer, LLC	300 North LaSalle Drive, Suite 5600, Chicago, IL, 60654, United States	(4)(5)(7)(10)	SOFR + 5.50%	10.28%	5/23/2024	11/1/2028			9,317	9,014	8,547	0.02%
Egrotron Acquisition, LLC	1181 Trapp Road St Paul, MN 55121 United States	(4)(10)	SOFR + 5.25%	9.61%	7/6/2022	7/6/2028			62,707	61,994	62,707	0.16%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Equipment & Supplies (continued)
GCX Corporation Buyer, LLC	3875 Cypress Drive, Petaluma, CA 94954, United States	(4)(10)	SOFR + 5.50%	9.96%		9/13/2021	9/13/2027			191,560	189,828	188,686	0.49%
GCX Corporation Buyer, LLC	3875 Cypress Drive, Petaluma, CA 94954, United States	(4)(10)	SOFR + 5.50%	10.05%		9/13/2021	9/13/2027			48,510	48,118	47,782	0.12%
Natus Medical Incorporated	3150 Pleasant View Road, Middleton, WI 53562 United States	(4)(9)	SOFR + 5.50%	10.25%		7/21/2022	7/20/2029			49,000	46,760	48,265	0.12%
Natus Medical Incorporated	3150 Pleasant View Road, Middleton, WI 53562 United States	(4)(5)(7)(9)	SOFR + 4.50%	8.96%		7/21/2022	7/21/2027			5,025	4,953	4,736	0.01%
Sharp Services, LLC	2600 Regent Boulevard Dfw Airport, TX 75261 United States	(8)	SOFR + 3.25%	7.58%		10/25/2024	12/31/2028			7,665	7,665	7,746	0.02%
Zeus, LLC	3740 Industrial Blvd, Orangeburg, South Carolina 29118 United States	(4)(7)(10)	SOFR + 5.50%	9.83%		2/28/2024	2/28/2031			52,053	51,239	51,974	0.13%

											727,377	723,906	1.85%
Health Care Providers & Services
123Dentist, Inc.	4321 Still Creek Dr suite 200, Burnaby, BC V5C 6S7, Canada	(4)(6)(7)(10)	CA + 5.00%	8.30%		8/10/2022	8/10/2029		CAD	269,432	203,389	187,438	0.48%
ACI Group Holdings, Inc.	629 Davis Drive, Suite 300, Morrisville, NC 27560, United States	(4)(5)(7)(10)	SOFR + 5.50%	9.96%		8/2/2021	8/2/2027			2,148	1,963	1,289	0.00%
ACI Group Holdings, Inc.	629 Davis Drive, Suite 300, Morrisville, NC 27560, United States	(4)(10)	SOFR + 6.00%	10.46 (incl. 3.25 PIK	% % )	7/7/2023	8/2/2028			133,714	131,686	128,366	0.33%
ADCS Clinics Intermediate Holdings, LLC	151 Southhall Lane Suite 300 Maitland FL 32751 United States	(4)(11)	SOFR + 6.25%	10.78%		5/7/2021	5/7/2027			10,408	10,327	10,408	0.03%
ADCS Clinics Intermediate Holdings, LLC	151 Southhall Lane Suite 300 Maitland FL 32751 United States	(4)(11)	SOFR + 6.25%	10.60%		5/7/2021	5/7/2027			8,559	8,500	8,559	0.02%
ADCS Clinics Intermediate Holdings, LLC	151 Southhall Lane Suite 300 Maitland FL 32751 United States	(4)(5)(7)(11)	SOFR + 6.25%	10.68%		5/7/2021	5/7/2026			334	313	334	0.00%
ADCS Clinics Intermediate Holdings, LLC	151 Southhall Lane Suite 300 Maitland FL 32751 United States	(4)(5)(11)	SOFR + 6.25%	10.78%		4/14/2022	5/7/2027			250	248	250	0.00%
Amerivet Partners Management, Inc.	520 Madison Avenue, New York, NY 10022 United States	(4)(7)(11)	SOFR + 5.25%	9.75%		2/25/2022	2/25/2028			21,000	20,570	21,000	0.05%
Canadian Hospital Specialties Ltd.	2060 Winston Park Drive, Suite 400, Oakville, Ontario L6H 5R7 Canada	(4)(6)(11)	CA + 4.50%	7.82%		4/15/2021	4/14/2028		CAD	14,671	11,642	10,053	0.03%
Canadian Hospital Specialties Ltd.	2060 Winston Park Drive, Suite 400, Oakville, Ontario L6H 5R7 Canada	(4)(6)(7)(10)	CA + 4.50%	7.82%		4/15/2021	4/15/2027		CAD	3,330	2,526	2,260	0.01%
Caramel Bidco Limited	Western House Broad Lane, Yate, Bristol, England, BS37 7LD	(4)(6)(8)	S +6.00%	10.70%		2/11/2022	2/24/2029		GBP	60,000	78,816	65,161	0.17%
Caramel Bidco Limited	Western House Broad Lane, Yate, Bristol, England, BS37 7LD	(4)(5)(6)(8)	S +6.00%	10.70%		2/24/2022	2/24/2029		GBP	2,265	3,024	2,460	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
Caramel Bidco Limited	Western House Broad Lane, Yate, Bristol, England, BS37 7LD	(4)(6)(8)	E + 6.00%	8.69%	2/24/2022	2/24/2029		EUR	14,000	15,588	12,580	0.03%
Caramel Bidco Limited	Western House Broad Lane, Yate, Bristol, England, BS37 7LD	(4)(6)(8)	SOFR + 6.00%	10.57%	2/24/2022	2/24/2029			6,125	6,366	5,313	0.01%
CCBlue Bidco, Inc.	1148 Main St Saint Helena, CA, 94574-2013 United States	(4)(5)(10)	SOFR + 6.50%	10.93 PIK %	12/21/2021	12/21/2028			571,803	566,446	496,039	1.28%
Compsych Investments Corp	455 N. Cityfront Plaza Drive, 13th Floor, Chicago, Illinois 60611, United States	(4)(7)(10)	SOFR + 4.75%	9.38%	7/22/2024	7/22/2031			70,669	70,291	70,442	0.18%
CSC Mkg Topco, LLC	One World Trade Center, 285 Fulton St Floor 84, New York, NY 10006 United States	(4)(10)	SOFR + 5.75%	10.09%	2/1/2022	2/1/2029			160,415	158,543	160,415	0.41%
CSC Mkg Topco, LLC	One World Trade Center, 285 Fulton St Floor 84, New York, NY 10006 United States	(4)(10)	SOFR + 5.75%	10.40%	8/1/2022	2/1/2029			21,469	21,031	21,469	0.06%
DCA Investment Holdings, LLC	6240 Lake Osprey Drive, Sarasota, FL 34240 United States	(4)(10)	SOFR + 6.41%	10.73%	3/12/2021	4/3/2028			25,142	25,039	24,388	0.06%
DCA Investment Holdings, LLC	6240 Lake Osprey Drive, Sarasota, FL 34240 United States	(4)(5)(10)	SOFR + 6.50%	10.83%	12/28/2022	4/3/2028			9,895	9,712	9,599	0.02%
Epoch Acquisition, Inc.	4600 Lena Drive Mechanicsburg, PA 17055 United States	(4)(11)	SOFR + 6.00%	10.53%	1/7/2021	10/4/2026			28,510	28,510	28,510	0.07%
Examworks Bidco, Inc.	3280 Peachtree Road NE Suite 2625. Atlanta, GA 30305 United States	(9)	SOFR + 2.75%	7.11%	11/1/2021	11/1/2028			4,000	4,015	4,020	0.01%
Heartland Dental, LLC	1200 Network Centre Dr, Effingham, IL 62401, United States	(10)	SOFR + 4.50%	8.86%	5/30/2024	4/30/2028			9,925	9,967	9,958	0.03%
Imagine 360 LLC	444 W. Lake St., Suite 1800, Chicago, Illinois 60606, United States	(4)(5)(7)(10)	SOFR + 5.00%	9.35%	9/18/2024	9/30/2028			97,276	96,228	96,149	0.25%
Inception Fertility Ventures, LLC	4828 Loop Central Dr Suite 900, Houston, TX 77081 United States	(4)(7)(10)	SOFR + 5.50%	10.09%	4/29/2024	4/29/2030			269,546	269,293	266,351	0.69%
Jayhawk Buyer, LLC	8717 West 110th Street, Suite 300 Overland Park, KS 66210 United States	(4)(11)	SOFR + 5.00%	9.43%	5/26/2021	10/15/2026			223,779	222,202	213,150	0.55%
Kwol Acquisition, Inc.	600 Park Offices Drive, Suite 200, Research Triangle Park, Durham, NC 27709 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.08%	12/8/2023	12/6/2029			6,554	6,400	6,535	0.02%
MB2 Dental Solutions, LLC	2403 Lacy Lane, Carrollton, TX 75006 United States	(4)(10)	SOFR + 5.50%	9.86%	2/13/2024	2/13/2031			37,554	37,223	37,554	0.10%
MB2 Dental Solutions, LLC	2403 Lacy Lane, Carrollton, TX 75006 United States	(4)(5)(7)(10)	SOFR + 5.50%	9.86%	2/13/2024	2/13/2031			2,730	2,665	2,708	0.01%
MB2 Dental Solutions, LLC	2403 Lacy Lane, Carrollton, TX 75006 United States	(4)(5)(10)	SOFR + 5.50%	10.02%	2/13/2024	2/13/2031			5,540	5,500	5,540	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
Navigator Acquiror, Inc.	311 South Wacker Drive, 64th Floor, Chicago, IL 60606, United States	(4)(7)(9)	SOFR + 5.50%	9.96%	7/16/2021	7/16/2027		508,271	506,343	439,654	1.13%
Onex TSG Intermediate Corp.	200 Corporate Boulevard, Lafayette LA 70508 United States	(6)(10)	SOFR + 4.75%	9.60%	2/26/2021	2/28/2028		22,556	22,467	22,771	0.06%
ONS MSO, LLC	5 High Ridge Park 2nd floor, Stamford, CT 06905 United States	(4)(5)(7)(11)	SOFR + 5.75%	10.34%	12/13/2023	7/8/2026		34,950	34,570	34,586	0.09%
ONS MSO, LLC	5 High Ridge Park 2nd floor, Stamford, CT 06905 United States	(4)(5)(7)(11)	P +5.25%	13.75%	12/13/2023	7/8/2026		3,750	3,688	3,750	0.01%
ONS MSO, LLC	5 High Ridge Park 2nd floor, Stamford, CT 06905 United States	(4)(5)(11)	SOFR + 5.75%	10.34%	4/26/2024	7/8/2026		9,975	9,906	9,950	0.03%
Plasma Buyer, LLC	300 North LaSalle Street, Suite 5600. Chicago, Illinois, 60654 United States	(4)(7)(10)	SOFR + 5.75%	10.35%	5/12/2022	5/12/2029		92,363	91,138	86,366	0.22%
Plasma Buyer, LLC	300 North LaSalle Street, Suite 5600. Chicago, Illinois, 60654 United States	(4)(5)(7)(10)	SOFR + 5.75%	10.08%	5/12/2022	5/12/2028		8,101	7,939	7,161	0.02%
PPV Intermediate Holdings, LLC	4927 NW Front Ave, Portland, OR 97210 United States	(4)(10)	SOFR + 5.75%	10.26%	8/31/2022	8/31/2029		126,292	124,684	126,292	0.33%
PPV Intermediate Holdings, LLC	4927 NW Front Ave, Portland, OR 97210 United States	(4)(5)(7)(10)	SOFR + 6.00%	10.52%	9/6/2023	8/31/2029		4,965	4,644	4,866	0.01%
PSKW Intermediate, LLC	The Crossings at Jefferson Park, 200 Jefferson Park, Whippany, NJ 07981 United States	(4)(11)	SOFR + 5.50%	9.90%	12/11/2024	3/9/2028		12,071	12,071	12,071	0.03%
Smile Doctors, LLC	295 SE Inner Loop Ste 102 Georgetown, TX, 78626-2141 United States	(4)(10)	SOFR + 5.90%	10.81%	6/9/2023	12/23/2028		518,108	511,996	507,746	1.31%
Smile Doctors, LLC	295 SE Inner Loop Ste 102 Georgetown, TX, 78626-2141 United States	(4)(5)(7)(10)	SOFR + 5.90%	10.81%	6/9/2023	12/23/2028		74,356	71,456	70,830	0.18%
Snoopy Bidco, Inc.	8039 Beach Blvd, Buena Park, CA United States	(4)(10)	SOFR + 6.00%	10.73%	6/1/2021	6/1/2028		707,413	701,686	680,885	1.75%
Southern Veterinary Partners LLC	2204 Lakeshore Dr #325 Birmingham, AL 352099 United States	(8)	SOFR + 3.25%	7.71%	12/4/2024	10/31/2031		10,210	10,261	10,295	0.03%
SpecialtyCare, Inc.	111 Radio Circle, Mount Kisco NY 10549 United States	(4)(11)	SOFR + 5.75%	10.60%	6/18/2021	6/18/2028		67,198	66,199	65,854	0.17%
SpecialtyCare, Inc.	111 Radio Circle, Mount Kisco NY 10549 United States	(4)(5)(11)	SOFR + 5.75%	10.66%	6/18/2021	6/18/2028		582	577	570	0.00%
SpecialtyCare, Inc.	111 Radio Circle, Mount Kisco NY 10549 United States	(4)(5)(7)(8)	SOFR + 4.00%	8.64%	6/18/2021	6/18/2026		3,442	3,390	3,442	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
Stepping Stones Healthcare Services, LLC	2586 Trailridge Dr E Suite 100, Lafayette, CO, 80026-3111, United States	(4)(10)	SOFR + 4.75%	9.08%	12/30/2021	1/2/2029			178,641	177,031	178,641	0.46%
Stepping Stones Healthcare Services, LLC	2586 Trailridge Dr E Suite 100, Lafayette, CO, 80026-3111, United States	(4)(5)(7)(10)	SOFR + 4.75%	9.08%	4/25/2024	1/2/2029			4,901	4,368	4,568	0.01%
Surgery Centers Holdings, Inc.	310, 7 Springs Way Suite 500 Brentwood TN 37027 United States	(6)(8)	SOFR + 2.75%	7.09%	6/20/2024	12/19/2030			5,644	5,644	5,695	0.01%
The Fertility Partners, Inc.	21 St. Clair East, Suite 900, Toronto, ON M4T 1L9 Canada	(4)(6)(7)(10)	CA + 5.75%	9.34%	3/16/2022	3/16/2028		CAD	138,421	107,148	90,236	0.23%
The Fertility Partners, Inc.	21 St. Clair East, Suite 900, Toronto, ON M4T 1L9 Canada	(4)(6)(10)	SOFR + 5.75%	10.22%	3/16/2022	3/16/2028			45,554	44,989	42,821	0.11%
The GI Alliance Management, LLC	8267 Elmbrook Drive, Ste. 200 Dallas, TX 75247 United States	(4)(11)	SOFR + 5.50%	10.18%	9/15/2022	9/15/2028			255,871	251,126	258,429	0.67%
The GI Alliance Management, LLC	8267 Elmbrook Drive, Ste. 200 Dallas, TX 75247 United States	(4)(11)	SOFR + 5.50%	10.16%	1/22/2024	9/15/2028			28,372	28,133	28,655	0.07%
The GI Alliance Management, LLC	8267 Elmbrook Drive, Ste. 200 Dallas, TX 75247 United States	(4)(11)	SOFR + 5.50%	10.16%	9/15/2022	9/15/2028			55,133	54,112	55,684	0.14%
The GI Alliance Management, LLC	8267 Elmbrook Drive, Ste. 200 Dallas, TX 75247 United States	(4)(5)(7)(11)	SOFR + 5.50%	10.21%	3/7/2024	9/15/2028			26,833	25,645	26,187	0.07%
UMP Holdings, LLC	5669 Peachtree Dunwoody Rd Suite 350, Atlanta, GA 30342 United States	(4)(10)	SOFR + 5.75%	10.40%	7/15/2022	7/15/2028			9,499	9,388	9,452	0.02%
UMP Holdings, LLC	5669 Peachtree Dunwoody Rd Suite 350, Atlanta, GA 30342 United States	(4)(5)(10)	SOFR + 5.75%	10.33%	7/15/2022	7/15/2028			13,032	12,972	12,967	0.03%
Unified Women’s Healthcare LP	1501 Yamato Road Suite 200 W, Boca Raton, FL 33431, United States	(4)(9)	SOFR + 5.25%	9.58%	6/16/2022	6/18/2029			878,430	878,430	878,430	2.26%
Unified Women’s Healthcare LP	1501 Yamato Road Suite 200 W, Boca Raton, FL 33431, United States	(4)(5)(7)(9)	SOFR + 5.25%	9.58%	3/22/2024	6/18/2029			4,349	4,305	4,315	0.01%
US Oral Surgery Management Holdco, LLC	201 E. John Carpenter Freeway Suite 660 Irving, TX 75062 United States	(4)(10)	SOFR + 5.25%	9.86%	11/18/2021	11/20/2028			153,992	152,825	153,992	0.40%
US Oral Surgery Management Holdco, LLC	201 E. John Carpenter Freeway Suite 660 Irving, TX 75062 United States	(4)(10)	SOFR + 5.25%	9.96%	11/18/2021	11/20/2028			64,821	64,378	64,821	0.17%
US Oral Surgery Management Holdco, LLC	201 E. John Carpenter Freeway Suite 660 Irving, TX 75062 United States	(4)(5)(7)(10)	SOFR + 6.00%	10.80%	8/16/2023	11/20/2028			6,191	5,704	5,945	0.02%
US Oral Surgery Management Holdco, LLC	201 E. John Carpenter Freeway Suite 660 Irving, TX 75062 United States	(4)(5)(10)	SOFR + 6.50%	11.19%	12/5/2022	11/20/2028			107	107	107	0.00%
Veonet GmbH	Balanstraße 73, Haus 8, 81541 Munchen, Germany	(6)(8)	S +5.50%	10.20%	4/18/2024	3/14/2029		GBP	253,448	321,865	317,492	0.82%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
WHCG Purchaser III Inc	251 Little Falls Drive, Wilmington, DE 19808 United States	(4)(5)(7)(10)	SOFR + 6.50%	10.83 (incl. 5.41 PIK	% % )	8/2/2024	6/30/2029		45,940	45,940	45,940	0.12%
WHCG Purchaser III Inc	251 Little Falls Drive, Wilmington, DE 19808 United States	(4)(5)(10)(17)	10.00%	10.00 PIK	%	8/2/2024	6/30/2030		37,229	14,654	14,222	0.04%

										6,419,802	6,193,986	15.96%
Health Care Technology
athenahealth, Inc.	Arsenal Street, Watertown, MA 02472 United States	(9)	SOFR + 3.25%	7.61%		2/15/2022	2/15/2029		36,189	35,953	36,350	0.09%
Caerus US 1, Inc.	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(6)(10)	SOFR + 5.00%	9.33%		5/25/2022	5/25/2029		383,645	378,829	383,645	0.99%
Caerus US 1, Inc.	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(6)(10)	SOFR + 5.00%	9.33%		5/25/2022	5/25/2029		58,690	57,951	58,690	0.15%
Caerus US 1, Inc.	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(5)(6)(7)(12)	SOFR + 5.00%	9.34%		5/25/2022	5/25/2029		5,082	4,441	5,082	0.01%
Caerus US 1, Inc.	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(5)(6)(10)	SOFR + 5.00%	9.46%		10/28/2022	5/25/2029		36,115	35,861	36,115	0.09%
Caerus US 1, Inc.	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(6)(10)	SOFR + 5.00%	9.33%		10/28/2022	5/25/2029		246,803	245,667	246,803	0.64%
Caerus US 1, Inc.	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(6)(8)	SOFR + 5.00%	9.33%		3/27/2024	5/25/2029		69,821	69,821	69,821	0.18%
Color Intermediate, LLC	3055 Lebanon Pike Suite 1000 Nashville, TN 37214 United States	(4)(10)	SOFR + 4.75%	9.18%		7/2/2024	10/1/2029		365,158	358,992	365,158	0.94%
Continental Buyer Inc	1 Eden Parkway, La Grange, KY 40031 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.50%		4/2/2024	4/2/2031		29,048	28,525	28,962	0.07%
Cotiviti, Inc.	10701 S. River Front Pkwy, Unit 200, South Jordan, UT 84095 United States	(8)	SOFR + 2.75%	7.30%		5/1/2024	5/1/2031		43,265	43,069	43,562	0.11%
CT Technologies Intermediate Holdings, Inc.	2222 W. Dunlap Avenue, Suite 250, Phoenix, AZ 85021, United States	(4)(7)(10)	SOFR + 5.00%	9.57%		8/30/2024	8/30/2031		160,631	158,968	160,489	0.41%
Edifecs, Inc.	756 114th Ave SE, Bellevue, WA 98004 United States	(4)(10)	SOFR + 5.00%	9.33%		9/10/2021	11/20/2028		155,449	154,580	155,449	0.40%
Edifecs, Inc.	756 114th Ave SE, Bellevue, WA 98004 United States	(4)(10)	SOFR + 5.00%	9.33%		11/20/2023	11/20/2028		204,293	201,555	204,293	0.53%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Technology (continued)
Edifecs, Inc.	756 114th Ave SE, Bellevue, WA 98004 United States	(4)(11)	SOFR + 5.00%	9.33%		1/7/2021	11/20/2028		96,160	96,228	96,160	0.25%
GI Ranger Intermediate, LLC	188 The Embarcadero Suite 700 San Francisco, CA 94105 United States	(4)(7)(10)	SOFR + 6.00%	10.48%		10/29/2021	10/29/2028		104,077	102,991	103,509	0.27%
Healthcomp Holding Company, LLC	621 Santa Fe Ave. Fresno, CA 93721 United States	(4)(10)	SOFR + 6.25%	10.77 (incl. 3.00 PIK	% % )	11/8/2023	11/8/2029		184,558	183,111	184,558	0.47%
Imprivata, Inc.	150 North Riverside Plaza, Suite 2800, Chicago, IL, 60606, United States	(9)	SOFR + 3.50%	8.09%		4/4/2024	12/1/2027		2,003	2,003	2,019	0.01%
Kona Buyer, LLC	201 West Saint John Street, Spartanburg, SC, 29306, United States	(4)(10)	SOFR + 4.50%	9.13%		7/23/2024	7/23/2031		215,636	213,616	214,558	0.55%
Kona Buyer, LLC	201 West Saint John Street, Spartanburg, SC, 29306, United States	(4)(5)(7)(10)	SOFR + 4.50%	9.13%		7/23/2024	7/23/2031		12,653	11,999	12,146	0.03%
Magic Bidco Inc	5th Floor 25 Farringdon Street London EC4A 4AB, United Kingdom	(4)(5)(7)(10)	SOFR + 5.75%	10.08%		7/1/2024	7/1/2030		7,745	7,371	7,394	0.02%
Magic Bidco Inc	5th Floor 25 Farringdon Street London EC4A 4AB, United Kingdom	(4)(10)	SOFR + 5.75%	10.08%		7/1/2024	7/1/2030		45,005	43,975	44,330	0.11%
Neptune Holdings, Inc.	4221 W Boy Scout Blvd, Suite 350, Tampa, FL 33607 United States	(4)(7)(10)	SOFR + 4.75%	9.08%		12/12/2024	8/31/2030		14,850	14,512	14,800	0.04%
Netsmart Technologies Inc	11100 Nall Avenue, Overland Park KS 66211 United States	(4)(7)(10)	SOFR + 5.20%	9.56 (incl. 2.70 PIK	% % )	8/23/2024	8/23/2031		186,096	183,972	184,902	0.48%
NMC Crimson Holdings, Inc.	1050 Winter Street, Suite 2700 Waltham, MA 02451 United States	(4)(10)	SOFR + 6.09%	10.85%		3/1/2021	3/1/2028		71,173	70,209	71,173	0.18%
NMC Crimson Holdings, Inc.	1050 Winter Street, Suite 2700 Waltham, MA 02451 United States	(4)(10)	SOFR + 6.09%	10.75%		3/1/2021	3/1/2028		14,758	14,643	14,758	0.04%
Project Ruby Ultimate Parent Corp	11711 West 79th Street Lenexa, Kansas 62214 United States	(8)	SOFR + 3.00%	7.47%		11/20/2024	3/10/2028		9,111	9,111	9,165	0.02%
Rocky MRA Acquisition Corp	541 Buttermilk Pike, Suite 401, Crescent Springs, KY 41017 United States	(4)(9)	SOFR + 5.75%	10.37%		4/1/2022	4/1/2028		163,472	161,872	163,472	0.42%
Vizient, Inc.	290 E. John Carpenter Freeway, Irving, TX 75062, United States	(9)	SOFR + 2.00%	6.36%		8/1/2024	8/1/2031		4,874	4,908	4,918	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Health Care Technology (continued)
Waystar Technologies, Inc.	2055 Sugarloaf Circle Suite 600 Duluth GA 30097 United States	(8)	SOFR + 2.25%	6.59%	12/30/2024	10/22/2029		6,513	6,513	6,551	0.02%

									2,901,246	2,928,832	7.53%
Hotels, Restaurants & Leisure
Alterra Mountain Co	3501 Wazee Street, Suite 400, Denver, CO 80216 United States	(8)	SOFR + 2.75%	7.11%	11/7/2024	8/17/2028		9,131	9,131	9,203	0.02%
Bally’s Corp	100 Westminster St, Providence, RI 02903 United States	(6)(9)	SOFR + 3.25%	8.14%	10/1/2021	10/2/2028		9,528	9,500	9,035	0.02%
Caesars Entertainment, Inc.	3570 Las Vegas Blvd S, Las Vegas, NV 89109 United States	(6)(9)	SOFR + 2.25%	6.61%	2/6/2023	2/6/2030		2,492	2,509	2,498	0.01%
Carnival Finance, LLC	3655 NW 87th Avenue, Miami, Florida 33178 United States	(6)(10)	SOFR + 2.75%	7.11%	4/25/2024	10/18/2028		1,000	1,011	1,008	0.00%
Century Casinos, Inc.	455 East Pikes Peak Avenue Suite 210, Colorado Springs, CO,80903 ,United States	(6)(10)	SOFR + 6.00%	10.62%	4/1/2022	4/2/2029		31,127	30,745	30,679	0.08%
Fertitta Entertainment, LLC	1510 W. Loop South, Houston, Texas 77027 United States	(9)	SOFR + 3.50%	7.86%	1/27/2022	1/27/2029		13,323	13,319	13,389	0.03%
IRB Holding Corp.	Three Glenlake Parkway Northeast Atlanta GA 30328 United States	(10)	SOFR + 2.50%	6.86%	12/11/2024	12/15/2027		21,480	21,480	21,528	0.06%
Mic Glen, LLC	88 S State St, Hackensack, NJ 07601 United States	(9)	SOFR + 3.50%	7.97%	7/21/2021	7/21/2028		12,725	12,715	12,817	0.03%
New Red Finance, Inc.	5707 Blue Lagoon Dr, Miami, FL 33126 United States	(6)(8)	SOFR + 1.75%	6.11%	6/16/2024	9/12/2030		6,451	6,437	6,428	0.02%
Scientific Games Holdings LP	1500 Bluegrass Lakes Parkway, Alpharetta, GA 30004 United States	(9)	SOFR + 3.00%	7.59%	6/11/2024	4/4/2029		19,729	19,763	19,800	0.05%
Tacala Investment Corp.	3750 Corporate Woods Drive, Vestavia Hills, AL 35242 United States	(10)	SOFR + 3.50%	7.86%	9/26/2024	1/31/2031		2,978	2,987	3,005	0.01%
Whatabrands, LLC	300 Concord Plz, San Antonio, Texas, 78216 United States	(9)	SOFR + 2.50%	6.86%	12/11/2024	8/3/2028		11,352	11,352	11,393	0.03%

									140,949	140,783	0.36%
Household Durables
AI Aqua Merger Sub, Inc.	9399 West Higgins Road, Rosemont, IL 60018 United States	(9)	SOFR + 3.50%	8.05%	12/5/2024	7/31/2028		32,391	32,369	32,459	0.08%
Madison Safety & Flow LLC	444 West Lake, STE 4400 Chicago, Illinois 60606 United States	(8)	SOFR + 3.25%	7.61%	9/26/2024	9/26/2031		6,983	7,029	7,043	0.02%

									39,398	39,502	0.10%
Industrial Conglomerates
Bettcher Industries, Inc.	6801 State Route 60 Birmingham,OH,44889 United States	(9)	SOFR + 4.00%	8.33%	12/14/2021	12/14/2028		6,936	6,897	6,930	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Industrial Conglomerates (continued)
CEP V Investment 11 S.à r.l.	2 Avenue Charles De Gaulle Luxembourg	(4)(6)(7)(10)	SA + 6.45%	7.73%	5/6/2022	2/11/2028		CHF	47,449	47,966	51,847	0.13%
CEP V Investment 11 S.à r.l.	2 Avenue Charles De Gaulle Luxembourg	(4)(6)(10)	E + 6.45%	9.84%	3/31/2023	2/23/2028		EUR	66,051	63,741	68,419	0.18%
Engineered Machinery Holdings, Inc.	450 Lexington Avenue New York,NY,10017 United States	(10)	SOFR + 3.75%	8.34%	8/12/2021	5/19/2028			11,754	11,726	11,860	0.03%
Excelitas Technologies Corp.	200 West Street, Waltham MA 02451 United States	(4)(8)	E + 5.25%	8.11%	8/12/2022	8/13/2029		EUR	24,817	25,145	25,450	0.07%
Excelitas Technologies Corp.	200 West Street, Waltham MA 02451 United States	(4)(7)(10)	SOFR + 5.25%	9.58%	8/12/2022	8/13/2029			33,241	32,597	32,712	0.08%

										188,072	197,218	0.51%
Insurance
Alera Group, Inc.	3 Parkway North, Suite 500, Deerfield, IL 60015, United States	(4)(10)	SOFR + 5.25%	9.61%	9/30/2021	10/2/2028			54,870	54,569	54,870	0.14%
Alera Group, Inc.	3 Parkway North, Suite 500, Deerfield, IL 60015, United States	(4)(5)(7)(11)	SOFR + 5.75%	10.09%	11/17/2023	10/2/2028			21,071	20,905	21,071	0.05%
Alliant Holdings Intermediate LLC	1301 Dove Street, Suite 200, Newport Beach, CA 92660 United States	(8)	SOFR + 2.75%	7.11%	9/12/2024	9/19/2031			3,653	3,653	3,667	0.01%
Amerilife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759 United States	(4)(10)	SOFR + 5.00%	9.58%	6/17/2024	8/31/2029			463,738	457,327	463,738	1.19%
Amerilife Holdings, LLC	2650 McCormick Dr, Clearwater, FL 33759 United States	(4)(5)(7)(13)	SOFR + 5.00%	9.70%	6/17/2024	8/31/2029			55,951	54,972	55,653	0.14%
AmWINS Group Inc	4725 Piedmont Row Drive, Suite 600, Charlotte, NC 28210 United States	(10)	SOFR + 2.25%	6.72%	2/19/2021	2/19/2028			6,433	6,423	6,460	0.02%
AssuredPartners, Inc.	200 Colonial Center Parkway Suite 140 Lake Mary FL 32746 United States	(9)	SOFR + 3.50%	7.86%	2/16/2024	2/14/2031			25,481	25,452	25,564	0.07%
Baldwin Insurance Group Holdings, LLC	4010 W. Boy Scout Blvd., Suite 200, Tampa, Florida 33607 United States	(6)(8)	SOFR + 3.25%	7.61%	12/11/2024	5/26/2031			11,929	11,929	12,026	0.03%
BroadStreet Partners, Inc.	580 North Fourth Street, Suite 560, Columbus, Ohio 43215 United States	(8)	SOFR + 3.00%	7.36%	6/14/2024	6/14/2031			13,930	13,970	13,994	0.04%
CFC Underwriting, Ltd.	85 Gracechurch Street, London, United Kingdom, EC3V 0AA	(4)(6)(7)(9)	SOFR + 4.95%	9.53%	1/25/2022	5/16/2029			138,161	135,809	137,906	0.35%
Foundation Risk Partners Corp.	1540 Cornerstone Blvd #230, Daytona Beach, FL 32117, United States	(4)(10)	SOFR + 5.25%	9.58%	10/29/2021	10/29/2030			27,918	27,638	27,918	0.07%
Foundation Risk Partners Corp.	1540 Cornerstone Blvd #230, Daytona Beach, FL 32117, United States	(4)(5)(10)	SOFR + 5.25%	9.58%	11/17/2023	10/29/2030			26,954	26,525	26,954	0.07%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Insurance (continued)
Foundation Risk Partners Corp.	1540 Cornerstone Blvd #230, Daytona Beach, FL 32117, United States	(4)(10)	SOFR + 5.25%	9.58%	4/14/2022	10/29/2030			38,693	38,343	38,693	0.10%
Foundation Risk Partners Corp.	1540 Cornerstone Blvd #230, Daytona Beach, FL 32117, United States	(4)(5)(7)(10)	SOFR + 5.25%	9.58%	5/21/2024	10/29/2030			9,166	8,897	8,878	0.02%
Galway Borrower, LLC	1 California Street, Suite 400, San Francisco, CA 94111 United States	(4)(10)	SOFR + 4.50%	8.83%	9/30/2021	9/29/2028			241,757	239,767	241,757	0.62%
Galway Borrower, LLC	1 California Street, Suite 400, San Francisco, CA 94111 United States	(4)(5)(7)(10)	SOFR + 4.50%	8.82%	9/30/2021	9/29/2028			1,738	1,514	1,728	0.00%
Galway Borrower, LLC	1 California Street, Suite 400, San Francisco, CA 94111 United States	(4)(5)(10)	SOFR + 4.50%	8.82%	4/28/2023	9/29/2028			271	271	271	0.00%
Gimlet Bidco GmbH	Fischertwiete 1, Chilehaus B, 20095 Hamburg, Germany	(4)(6)(8)	E + 5.75%	8.80%	4/15/2024	4/23/2031		EUR	110,003	114,541	112,238	0.29%
Gimlet Bidco GmbH	Fischertwiete 1, Chilehaus B, 20095 Hamburg, Germany	(4)(6)(7)(8)	E + 5.75%	8.72%	4/15/2024	4/23/2031		EUR	17,827	17,370	17,770	0.05%
Higginbotham Insurance Agency, Inc.	500 W 13th St, Fort Worth, Texas 76102, United States	(4)(6)(11)	SOFR + 4.50%	8.86%	7/3/2024	11/25/2028			90,193	90,114	90,193	0.23%
High Street Buyer, Inc.	600 Unicorn Park Drive, Suite 208, Woburn, MA 01801 United States	(4)(10)	SOFR + 5.25%	9.58%	4/16/2021	4/14/2028			96,256	95,397	96,256	0.25%
High Street Buyer, Inc.	600 Unicorn Park Drive, Suite 208, Woburn, MA 01801 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.85%	2/4/2022	4/14/2028			79,872	78,625	79,789	0.21%
Hyperion Refinance S.à r.l.	One Creechurch Lane, London, EC3A 5AF, United Kingdom	(6)(9)	SOFR + 3.00%	7.36%	11/22/2024	2/15/2031			7,467	7,473	7,528	0.02%
Integrity Marketing Acquisition LLC	2300 Highland Village Suite 300 Highland Village, TX 75077 United States	(4)(7)(10)	SOFR + 5.00%	9.51%	8/27/2024	8/25/2028			256,212	254,354	256,175	0.66%
OneDigital Borrower, LLC	200 Galleria Pkwy SE, Suite 1950, Atlanta, GA 30339 United States	(9)	SOFR + 3.25%	7.61%	7/2/2024	6/13/2031			9,950	9,938	9,988	0.03%
Paisley Bidco Ltd	1 Minster Court, Mincing Lane, London, EC3R 7AA	(4)(5)(6)(7)(8)	S + 4.75%	9.52%	4/17/2024	4/18/2031		GBP	12,094	14,943	14,962	0.04%
Paisley Bidco Ltd	1 Minster Court, Mincing Lane, London, EC3R 7AA	(4)(5)(6)(8)	E + 4.75%	7.81%	4/17/2024	4/18/2031		EUR	7,947	8,439	8,150	0.02%
Paisley Bidco Ltd	1 Minster Court, Mincing Lane, London, EC3R 7AA	(4)(5)(6)(8)	E + 4.75%	7.97%	4/17/2024	4/18/2031		EUR	7,010	7,220	7,188	0.02%
Patriot Growth Insurance Services, LLC.	5704 Binbranch Ln McKinney, TX, 75071-8475 United States	(4)(10)	SOFR + 5.00%	9.48%	10/14/2021	10/16/2028			23,972	23,788	23,972	0.06%
Patriot Growth Insurance Services, LLC.	5704 Binbranch Ln McKinney, TX, 75071-8475 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.33%	11/17/2023	10/16/2028			18,744	18,536	18,443	0.05%
Patriot Growth Insurance Services, LLC.	5704 Binbranch Ln McKinney, TX, 75071-8475 United States	(5)(7)(10)	SOFR + 5.00%	9.49%	10/14/2021	10/16/2028			3,567	3,486	3,425	0.01%
Riser Merger Sub, Inc.	1648 South 51st Avenue Phoenix, AZ 85008 United States	(4)(5)(10)	S + 6.00%	10.70%	10/31/2023	10/31/2029		GBP	9,198	11,018	11,515	0.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Insurance (continued)
Riser Merger Sub, Inc.	1648 South 51st Avenue Phoenix, AZ 85008 United States	(4)(7)(10)	SOFR + 6.00%	10.33%		10/31/2023	10/31/2029			90,885	88,852	90,507	0.23%
Riser Topco II LLC	1648 South 51st Avenue Phoenix, AZ 85008 United States	(4)(5)(10)	S + 5.00%	9.70%		8/16/2024	10/31/2029		GBP	16,440	20,717	20,530	0.05%
Riser Topco II LLC	1648 South 51st Avenue Phoenix, AZ 85008 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.46%		6/4/2024	10/31/2029			63,361	62,837	63,127	0.16%
RSC Acquisition, Inc.	160 Federal Street, Boston, MA 02110 United States	(4)(10)	SOFR + 4.75%	9.15%		11/12/2021	11/1/2029			59,792	59,777	59,866	0.15%
RSC Acquisition, Inc.	160 Federal Street, Boston, MA 02110 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.32%		1/7/2021	11/1/2029			185,853	184,444	185,802	0.48%
SelectQuote Inc.	6800 West 115th Street Suite 2511 Overland Park KS 66211 United States	(4)(6)(20)	SOFR + 9.50%	13.96 (incl. 3.00 PIK	% % )	10/15/2024	9/30/2027			227,514	227,477	201,142	0.52%
SG Acquisition, Inc.	2635 Century Parkway Northeast Suite 900 Atlanta GA 30345 United States	(4)(7)(10)	SOFR + 4.75%	9.36%		4/3/2024	4/3/2030			216,037	214,226	216,037	0.56%
Shelf Bidco Ltd	2 Church Street, Hamilton HM 11, Bermuda	(4)(6)(10)(18)	SOFR + 5.18%	9.83%		10/17/2024	10/17/2031			943,075	938,496	938,360	2.41%
Simplicity Financial Marketing Group Holdings Inc	86 Summit Ave, Suite 303, Summit, NJ 07901 United States	(4)(6)(7)(10)	SOFR + 5.00%	9.28%		12/31/2024	12/31/2031			45,311	44,737	44,737	0.12%
Sparta UK Bidco Ltd	One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom	(4)(5)(6)(7)(8)	S + 6.00%	10.70%		9/4/2024	9/25/2031		GBP	36,060	47,359	45,143	0.12%
SQ ABS Issuer LLC	6800 West 115th Street Suite 2511 Overland Park KS 66211 United States	(4)(6)(8)	7.80%	7.80%		10/11/2024	10/20/2039			22,278	22,128	22,132	0.06%
Tennessee Bidco Limited	33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom	(4)(5)(6)(8)	E + 5.25%	8.93 (incl. 2.00 PIK	% % )	7/1/2024	7/1/2031		EUR	4,515	5,662	4,630	0.01%
Tennessee Bidco Limited	33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom	(4)(6)(8)	S + 5.25%	10.06 (incl. 2.00 PIK	% % )	7/1/2024	7/1/2031		GBP	149,270	200,231	185,002	0.48%
Tennessee Bidco Limited	33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom	(4)(5)(6)(7)(8)	S + 5.25%	10.06 (incl. 2.00 PIK	% % )	7/1/2024	7/1/2031		GBP	13,550	17,204	16,191	0.04%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Insurance (continued)
Tennessee Bidco Limited	33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom	(4)(6)(8)	SOFR + 5.25%	10.51 (incl. 2.00 PIK	% % )	7/1/2024	7/1/2031			585,611	570,355	579,755	1.49%
Tennessee Bidco Limited	33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom	(4)(5)(6)(8)	SOFR + 5.25%	10.51 (incl. 2.00 PIK	% % )	7/1/2024	7/1/2031			29,857	29,565	29,558	0.08%
Tennessee Bidco Limited	33920 US Highway 19, North Suite 151, Palm, Stoke On Trent, ST4 9DN, United Kingdom	(4)(5)(6)(8)	E + 5.25%	8.93 (incl. 2.00 PIK	% % )	7/1/2024	7/1/2031		EUR	8,785	9,198	9,009	0.02%
THG Acquisition LLC	6802 Paragon Place, Suite 200, Richmond, Virginia 23230 United States	(4)(5)(10)	SOFR + 4.75%	9.11%		10/31/2024	10/31/2031			66,980	66,327	66,310	0.17%
THG Acquisition LLC	6802 Paragon Place, Suite 200, Richmond, Virginia 23230 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.11%		10/31/2024	10/31/2031			555	409	405	0.00%
TIH Insurance Holdings, LLC.	214 N Tryon Street, Charlotte, NC 28202 United States	(7)(8)	SOFR + 2.75%	7.08%		12/6/2024	5/6/2031			17,652	17,263	17,659	0.05%
USI, Inc.	100 Summit Lake Drive, Suite 400, Valhalla, NY 10595 United States	(8)	SOFR + 2.25%	6.58%		12/23/2024	11/22/2029			8,824	8,824	8,820	0.02%
USI, Inc.	100 Summit Lake Drive, Suite 400, Valhalla, NY 10595 United States	(8)	SOFR + 2.25%	6.58%		12/23/2024	9/29/2030			1,975	1,975	1,975	0.01%
World Insurance Associates, LLC	100 Wood Ave South, 4th Floor, Iselin, NJ 08830 United States	(4)(11)	SOFR + 6.00%	10.33%		10/20/2023	4/3/2028			42,900	42,274	42,900	0.11%
World Insurance Associates, LLC	100 Wood Ave South, 4th Floor, Iselin, NJ 08830 United States	(4)(5)(7)(11)	SOFR + 5.75%	10.08%		10/20/2023	4/3/2028			36,682	35,976	36,516	0.09%

											4,799,519	4,784,853	12.32%
Interactive Media & Services
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(5)(11)	SOFR + 5.00%	9.43%		8/28/2024	10/30/2027			12,501	12,334	12,376	0.03%
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(5)(11)	SOFR + 5.00%	9.63%		8/28/2024	10/30/2027			7,318	7,220	7,245	0.02%
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(5)(11)	SOFR + 5.00%	9.78%		8/28/2024	10/30/2027			3,114	3,072	3,082	0.01%
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(5)(7)(11)	SOFR + 5.00%	9.61%		8/28/2024	10/30/2027			4,498	4,265	4,260	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Interactive Media & Services (continued)
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(5)(11)	SOFR + 5.00%	9.43%	8/28/2024	10/30/2027			3,622	3,574	3,586	0.01%
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(11)	SOFR + 5.00%	9.63%	8/28/2024	10/30/2027			22,298	22,000	22,075	0.06%
North Haven Ushc Acquisition Inc	1301 Virginia Drive , Suite 300, Fort Washington, PA 19038, United States	(4)(5)(7)(11)	SOFR + 5.00%	9.72%	8/28/2024	10/30/2027			8,292	8,063	8,121	0.02%
Project Boost Purchaser, LLC	11660 Alpharetta Highway Suite 210 Roswell, GA 30076 United States	(8)	SOFR + 3.50%	8.15%	7/16/2024	7/16/2031			7,612	7,602	7,676	0.02%
Speedster Bidco GmbH	Bothestraße 11-15, 81675 München, Germany	(6)(9)	SOFR + 3.50%	8.15%	10/17/2024	12/10/2031			20,321	20,270	20,401	0.05%
Speedster Bidco GmbH	Bothestraße 11-15, 81675 München, Germany	(4)(6)(7)(8)	E + 2.50%	5.66%	10/17/2024	12/10/2031		EUR	33,908	36,158	35,252	0.09%

										124,558	124,074	0.32%
I nternet & Direct Marketing Retail
Hoya Midco, LLC	11 North Canal Street Suite 800 60606 Chicago IL United States	(6)(9)	SOFR + 3.00%	7.59%	2/3/2022	2/3/2029			9,472	9,442	9,579	0.02%
Identity Digital, Inc.	10500 NE 8th Street, Ste. 750 Bellevue, WA 98004 United States	(4)(11)	SOFR + 5.25%	9.74%	1/7/2021	12/29/2027			501,124	500,185	501,124	1.29%
Prodege International Holdings, LLC	100 North Pacific Coast Highway, 8th Floor El Segundo,CA,90245 United States	(4)(10)	SOFR + 5.75%	10.10%	12/15/2021	12/15/2027			550,366	545,688	535,231	1.38%

										1,055,315	1,045,934	2.69%
IT Services
Ahead DB Holdings, LLC	401 N Michigan Ave., Suite 3400, Chicago IL 60611 United States	(10)	SOFR + 3.50%	7.83%	8/2/2024	2/1/2031			2,518	2,515	2,538	0.01%
AI Altius Luxembourg S.à r.l.	Suite 1, 3rd Floor, 11—12 St James’s Square, London, SW1Y 4LB United Kingdom	(4)(5)(8)	9.75%	9.75 PIK %	12/21/2021	12/21/2029			28,353	27,994	28,211	0.07%
AI Altius US Bidco, Inc.	9350 South Dixie Highway, Suite 950. Miami, FL 33156 United States	(4)(7)(10)	SOFR + 4.75%	9.03%	5/21/2024	12/21/2028			245,269	242,868	245,269	0.63%
Allium Buyer, LLC	321 Inverness Drive South, Englewood, CO 80112 United States	(4)(7)(11)	SOFR + 5.00%	9.59%	5/2/2023	5/2/2030			1,580	1,539	1,573	0.00%
Dcert Buyer, Inc.	2801 N Thanksgiving Way #500, Lehi 84043 United States	(8)	SOFR + 4.00%	8.36%	1/7/2021	10/16/2026			19,304	19,315	18,594	0.05%
Fern Bidco Ltd	Focus House, Shoreham-by-Sea BN43 6PA, United Kingdom	(4)(5)(6)(8)	S + 5.25%	9.96%	7/1/2024	7/3/2031		GBP	40,356	50,079	49,890	0.13%
Fern Bidco Ltd	Focus House, Shoreham-by-Sea BN43 6PA, United Kingdom	(4)(5)(6)(7)(8)	S + 5.25%	9.96%	7/1/2024	7/3/2031		GBP	4,414	5,438	5,224	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
IT Services (continued)
Infostretch Corporation	28411 Northwestern Highway, Suite 640, Southfield, MI, 48034, United States	(4)(10)	SOFR + 5.75%	10.23%		4/1/2022	4/1/2028			178,425	176,494	165,935	0.43%
Inovalon Holdings, Inc.	4321 Collington Rd, Bowie, MD 20716, United States	(4)(10)	SOFR + 5.75%	10.63%		11/24/2021	11/24/2028			1,010,558	997,606	1,010,558	2.60%
Inovalon Holdings, Inc.	4321 Collington Rd, Bowie, MD 20716, United States	(4)(10)	SOFR + 5.75%	10.67%		11/24/2021	11/24/2028			77,157	76,061	77,157	0.20%
KEN Bidco Ltd	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(5)(6)(10)	S + 6.00%	10.82 (incl. 2.5 PIK	% % )	5/3/2024	8/3/2028		GBP	14,008	17,141	17,318	0.04%
Monterey Financing, S.à r.l.	41 Boulevard Du Prince Henri, L-1724, Luxembourg	(4)(6)(8)	CI + 6.00%	8.70%		9/28/2022	9/28/2029		DKK	560,750	72,642	77,891	0.20%
Monterey Financing, S.à r.l.	41 Boulevard Du Prince Henri, L-1724, Luxembourg	(4)(6)(9)	N + 6.00%	10.70%		9/28/2022	9/28/2029		NOK	599,094	54,853	52,629	0.14%
Monterey Financing, S.à r.l.	41 Boulevard Du Prince Henri, L-1724, Luxembourg	(4)(6)(8)	ST + 6.00%	8.55%		9/28/2022	9/28/2029		SEK	243,186	21,364	21,980	0.06%
Monterey Financing, S.à r.l.	41 Boulevard Du Prince Henri, L-1724, Luxembourg	(4)(6)(8)	E + 6.00%	8.72%		9/28/2022	9/28/2029		EUR	110,819	106,566	114,792	0.30%
Newfold Digital Holdings Group Inc	12808 Gran Bay Parkway West, Jacksonville, FL 32258 United States	(11)	SOFR + 3.50%	8.14%		2/10/2021	2/10/2028			44,153	43,975	37,861	0.10%
Park Place Technologies, LLC	5910 Landerbrook Drive, Mayfield Heights, OH 44124 United States	(4)(10)	SOFR + 5.25%	9.61%		3/25/2024	3/25/2031			545,433	541,133	544,070	1.40%
Park Place Technologies, LLC	5910 Landerbrook Drive, Mayfield Heights, OH 44124 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.59%		3/25/2024	3/25/2030			18,403	17,463	17,814	0.05%
Razor Holdco, LLC	26 Meadow VW, Victoria, TX, 77904-1676, United States	(4)(10)	SOFR + 5.75%	10.44%		10/25/2021	10/25/2027			185,464	183,723	185,464	0.48%
Red River Technology, LLC	875 3rd Avenue, New York NY 10022 United States	(4)(11)	SOFR + 6.00%	10.74%		5/26/2021	5/26/2027			146,286	145,264	139,703	0.36%
Redwood Services Group, LLC	949 Shady Grove Road, Suite 403, Memphis, TN, 38120, United States	(4)(10)	SOFR + 6.25%	10.68%		6/15/2022	6/15/2029			62,103	61,153	62,103	0.16%
Redwood Services Group, LLC	949 Shady Grove Road, Suite 403, Memphis, TN, 38120, United States	(4)(5)(7)(10)	SOFR + 5.75%	10.18%		2/5/2024	6/15/2029			5,447	5,357	5,394	0.01%
Turing Holdco, Inc.	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(6)(8)	E + 6.00%	9.72 (incl. 2.50 PIK	% % )	10/14/2021	9/28/2028		EUR	17,168	19,509	17,561	0.05%
Turing Holdco, Inc.	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(6)(8)	E + 6.00%	9.33 (incl. 2.50 PIK	% % )	10/14/2021	8/3/2028		EUR	6,541	7,499	6,691	0.02%
Turing Holdco, Inc.	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(6)(8)	SOFR + 6.00%	10.93 (incl. 2.50 PIK	% % )	10/14/2021	10/16/2028			6,627	6,941	6,544	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
IT Services (continued)
Turing Holdco, Inc.	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(6)(8)	SOFR + 6.00%	10.75 (incl. 2.50 PIK	% % )	10/14/2021	9/28/2028			13,315	13,111	13,149	0.03%
Turing Holdco, Inc.	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(5)(6)(7)(10)	S + 6.00%	10.82 (incl. 2.50 PIK	% % )	5/3/2024	8/3/2028		GBP	23,550	28,815	29,113	0.07%
Turing Holdco, Inc.	10-14 White Lion St, London N1 9PD, United Kingdom	(4)(6)(7)(10)	SOFR + 6.00%	10.61 (incl. 2.50 PIK	% % )	5/3/2024	8/3/2028			31,297	30,506	30,906	0.08%
Virtusa Corp.	132 Turnpike Road Suite 300 Southborough MA 01772 United States	(10)	SOFR + 3.25%	7.61%		6/21/2024	2/15/2029			14,863	14,880	14,986	0.04%

											2,991,804	3,000,918	7.74%
Life Sciences Tools & Services
Creek Parent Inc.	14 Schoolhouse Road, Somerset, NJ 08873 United States	(4)(7)(10)	SOFR + 5.25%	9.63%		12/17/2024	12/18/2031			133,351	130,696	130,682	0.34%
Falcon Parent Holdings, Inc.	3675 Green Level Road West, Suite 208, Apex, NC 27523 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.53%		11/6/2024	11/6/2031			83,598	81,466	81,921	0.21%
Jupiter Bidco Limited	Unit 15, Road 5, Winsford Industrial Estate, Winsford, Cheshire, United Kingdom, CW73SG	(4)(6)(7)(9)	E + 6.25%	8.93%		8/5/2022	8/27/2029		EUR	5,922	2,349	4,380	0.01%
Jupiter Bidco Limited	Unit 15, Road 5, Winsford Industrial Estate, Winsford, Cheshire, United Kingdom, CW73SG	(4)(6)(10)	SOFR + 6.25%	10.58%		8/5/2022	8/27/2029			88,177	86,420	71,864	0.18%
LSCS Holdings, Inc.	190 North Milwaukee Street Milwaukee,WI,53202 United States	(9)	SOFR + 4.50%	8.86%		12/16/2021	12/16/2028			7,927	7,904	7,992	0.02%
Packaging Coordinators Midco, Inc.	3001 Red Lion Road, Philadelphia, PA 19114 United States	(10)	SOFR + 3.25%	7.84%		5/28/2024	11/30/2027			1,853	1,853	1,863	0.00%
PAREXEL International Inc/Wilmington	275 Grove Street, Suite 100C, Newton, MA 02466, United States	(9)	SOFR + 3.00%	7.36%		7/25/2024	11/15/2028			1,893	1,893	1,909	0.00%

											312,581	300,611	0.76%
Machinery
Chart Industries, Inc.	2200 Airport Industrial Dr, Suite 100, Ball Ground, GA 30107 United States	(6)(9)	SOFR + 2.50%	7.09%		7/2/2024	3/16/2030			5,300	5,300	5,327	0.01%
Crosby US Acquisition Corp.	2801 Dawson Rd Tulsa, OK, 74110-5042 United States	(9)	SOFR + 3.50%	8.07%		9/16/2024	8/16/2029			405	411	410	0.00%
LSF11 Trinity Bidco, Inc.	5555 N Channel Ave Portland, OR 97217 United States	(4)(8)	SOFR + 3.00%	7.37%		12/11/2024	6/14/2030			1,061	1,061	1,070	0.00%
MHE Intermediate Holdings, LLC	3235 Levis Common Blvd. Perrysburg, OH 43551 United States	(4)(7)(11)	SOFR + 6.00%	10.74%		7/21/2021	7/21/2027			5,755	5,699	5,723	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Machinery (continued)
MHE Intermediate Holdings, LLC	3235 Levis Common Blvd. Perrysburg, OH 43551 United States	(4)(5)(11)	SOFR + 6.50%	11.17%		12/20/2022	7/21/2027			229	226	228	0.00%
MHE Intermediate Holdings, LLC	3235 Levis Common Blvd. Perrysburg, OH 43551 United States	(4)(5)(11)	SOFR + 6.25%	10.99%		8/30/2022	7/21/2027			228	225	227	0.00%
Pro Mach Group, Inc.	50 East Rivercenter Blvd Suite 1800 Covington KY 41011 United States	(11)	SOFR + 3.50%	7.86%		9/3/2024	8/31/2028			6,895	6,895	6,964	0.02%
SPX Flow, Inc.	13320 Ballantyne Corporate Pla, Charlotte, NC, 28277, United States	(9)	SOFR + 3.00%	7.36%		6/6/2024	4/5/2029			8,651	8,651	8,734	0.02%
TK Elevator U.S. Newco, Inc.	E-Plus Straße 1, Düsseldorf, North Rhine-Westphalia 40472 Germany	(6)(9)	SOFR + 3.50%	8.59%		3/14/2024	4/30/2030			17,495	17,456	17,644	0.05%
Victory Buyer, LLC	50 East 153rd Street Bronx, NY 10451-2104 United States	(9)	SOFR + 3.75%	8.22%		11/19/2021	11/19/2028			26,143	26,007	25,732	0.07%

											71,931	72,059	0.18%
Marine
Armada Parent, Inc.	93 Eastmont Ave Ste 100 East Wenatchee, WA, 98802-5305 United States	(4)(7)(10)	SOFR + 5.75%	10.36%		10/29/2021	10/29/2027			229,234	226,849	229,234	0.59%
Kattegat Project Bidco AB	Salsmästaregatan 21, Hisings Backa, Sweden	(4)(5)(6)(7)(8)	E + 6.00%	8.72%		3/20/2024	4/7/2031		EUR	51,768	54,732	53,478	0.14%
Kattegat Project Bidco AB	Salsmästaregatan 21, Hisings Backa, Sweden	(4)(5)(6)(8)	SOFR + 6.00%	10.33%		3/20/2024	4/7/2031			4,522	4,421	4,522	0.01%

											286,002	287,234	0.74%
Media
Bimini Group Purchaser Inc	1221 Brickell Avenue, Suite 2300 Miami, FL 33131 United States	(4)(10)	SOFR + 5.25%	9.76%		4/26/2024	4/26/2031			207,125	205,256	207,125	0.53%
Bimini Group Purchaser Inc	1221 Brickell Avenue, Suite 2300 Miami, FL 33131 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.81%		4/26/2024	4/26/2031			8,555	7,837	8,140	0.02%
Digital Media Solutions, LLC	4800 140th Avenue North Suite 101 Clearwater FL 33762 United States	(6)(10)(17)	SOFR + 11.00%	15.47 PIK	%	5/25/2021	5/25/2026			27,875	25,347	3,484	0.01%
Digital Media Solutions, LLC	4800 140th Avenue North Suite 101 Clearwater FL 33762 United States	(4)(5)(6)(10)	SOFR + 8.00%	13.61 (incl. 7.00 PIK	% % )	4/17/2024	2/25/2026			2,864	2,864	2,864	0.01%
Digital Media Solutions, LLC	4800 140th Avenue North Suite 101 Clearwater FL 33762 United States	(4)(5)(6)(14)	SOFR + 8.00%	13.1 (incl. 7.00 PIK	% % )	9/13/2024	1/29/2025			4,027	4,027	4,027	0.01%
Digital Media Solutions, LLC	4800 140th Avenue North Suite 101 Clearwater FL 33762 United States	(4)(6)(10)(17)	SOFR + 11.00%	15.47 PIK	%	4/17/2024	5/25/2026			8,510	7,849	1,485	0.00%
McGraw-Hill Education, Inc.	2 Penn Plaza 20th Floor New York, NY, 10121 United States	(9)	SOFR + 4.00%	8.33%		8/6/2024	8/6/2031			11,658	11,631	11,805	0.03%
Radiate Holdco, LLC	650 College Road East, Suite 3100, Princeton, NJ 08540 United States	(10)	SOFR + 3.25%	7.72%		11/1/2021	9/25/2026			28,190	28,169	24,728	0.06%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Media (continued)
Sunrise Financing Partnership	Thurgauerstrasse 101b, Glattpark (Opfikon), Zurich 8152 Switzerland	(6)(8)	SOFR + 2.93%	7.44%	4/20/2021	1/31/2029			3,042	3,010	3,062	0.01%

										295,990	266,720	0.68%
Metals & Mining
American Rock Salt Co LLC	5520 Route 63 PO Box 190 Mount Morris NY 14510 United States	(5)(10)	SOFR + 4.00%	8.78%	6/11/2021	6/9/2028			9,293	9,287	8,458	0.02%
American Rock Salt Co LLC	5520 Route 63 PO Box 190 Mount Morris NY 14510 United States	(5)(7)(14)	SOFR + 7.00%	11.78%	9/19/2024	6/9/2028			2,033	1,872	2,080	0.01%
SCIH Salt Holdings, Inc.	10955 Lowell Ave Ste 500 Overland Park KS 66210 United States	(10)	SOFR + 3.00%	7.35%	4/29/2021	1/31/2029			15,747	15,725	15,809	0.04%

										26,884	26,347	0.07%
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance Inc	222 3rd Avenue S.W. Suite 900 Calgary, Alberta T2P 0B4 Canada	(4)(6)(10)	SOFR + 5.25%	9.77%	8/30/2024	8/15/2028			32,934	32,690	32,934	0.08%
Freeport LNG Investments, LLLP	333 Clay Street Suite 5050 Houston,TX,77002 United States	(9)	SOFR + 3.50%	8.38%	12/21/2021	12/21/2028			34,814	34,759	35,023	0.09%
KKR Alberta Midstream Finance Inc.	585 8 Ave SW #4000, Calgary, AB T2P 1G1, Canada	(4)(6)(10)	SOFR + 5.25%	9.77%	8/30/2024	8/15/2028			17,916	17,778	17,916	0.05%

										85,227	85,873	0.22%
Paper & Forest Products
Profile Products, LLC	219 Simpson St SW Conover, NC, 28613-8207 United States	(4)(10)	SOFR + 5.75%	10.29%	11/12/2021	11/12/2027			62,590	62,067	60,713	0.16%
Profile Products, LLC	219 Simpson St SW Conover, NC, 28613-8207 United States	(4)(5)(7)(10)	P + 4.50%	12.50%	11/12/2021	11/12/2027			2,776	2,684	2,480	0.01%
Profile Products, LLC	219 Simpson St SW Conover, NC, 28613-8207 United States	(4)(5)(7)(10)	P + 4.50%	12.00%	11/12/2021	11/12/2027			390	342	177	0.00%

										65,093	63,370	0.17%
Pharmaceuticals
Dechra Finance US LLC	24 Cheshire Ave, Lostock Gralam, Northwich CW9 7UA, United Kingdom	(6)(8)	SOFR + 3.25%	7.72%	12/3/2024	12/3/2031			5,000	5,044	5,030	0.01%
Dechra Pharmaceuticals Holdings Ltd	24 Cheshire Ave, Lostock Gralam, Northwich CW9 7UA, United Kingdom	(4)(5)(6)(7)(8)	E + 6.25%	9.89%	1/23/2024	1/24/2031		EUR	97,791	104,445	101,143	0.26%
Dechra Pharmaceuticals Holdings Ltd	24 Cheshire Ave, Lostock Gralam, Northwich CW9 7UA, United Kingdom	(4)(5)(6)(7)(10)	SOFR + 6.25%	11.39%	1/23/2024	1/24/2031			1,083	919	919	0.00%
Doc Generici (Diocle S.p.A.)	Via Filippo Turati, 40, 20121 Milano MI, Italy	(4)(5)(6)(7)(8)	E + 5.50%	9.36%	10/11/2022	10/27/2028		EUR	60,136	58,421	62,224	0.16%
Eden Acquisitionco Ltd	1 Occam Court, The Surrey Research Park, Guildford, Surrey GU2 7HJ United Kingdom	(4)(6)(7)(10)	SOFR + 6.25%	10.53%	11/2/2023	11/18/2030			108,046	105,699	107,950	0.28%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Pharmaceuticals (continued)
Gusto Sing Bidco Pte Ltd	One Temasek Ave, #04-01 Millenia Tower, Singapore 039192	(4)(5)(6)(7)(10)	BB + 4.75%	9.46%	11/15/2024	11/15/2031		AUD	1,000	643	612	0.00%
Padagis, LLC	1251 Lincoln Rd Allegan, MI 49010 United States	(6)(9)	SOFR + 4.75%	9.60%	7/6/2021	7/6/2028			26,818	26,786	24,919	0.06%
Rhea Parent, Inc.	Avenue Einstein 8 1300 Wavre Belgium	(4)(10)	SOFR + 4.75%	9.10%	12/20/2024	12/20/2030			201,854	199,459	201,854	0.52%

										501,416	504,651	1.29%
Professional Services
ALKU, LLC	200 Brickstone Square, Suite 503, Andover, MA 01810 United States	(4)(10)	SOFR + 6.25%	10.50%	5/23/2023	5/23/2029			54,853	53,872	54,853	0.14%
ALKU, LLC	200 Brickstone Square, Suite 503, Andover, MA 01810 United States	(4)(10)	SOFR + 5.50%	9.75%	2/21/2024	5/23/2029			4,963	4,880	4,938	0.01%
Apex Companies, LLC	2101 Gaither Rd, Suite 500, Rockville, MD 20850 United States	(4)(11)	SOFR + 5.25%	9.84%	1/31/2023	1/31/2028			1,605	1,578	1,593	0.00%
Apex Companies, LLC	2101 Gaither Rd, Suite 500, Rockville, MD 20850 United States	(4)(5)(11)	SOFR + 5.25%	9.76%	3/15/2024	1/31/2028			736	721	731	0.00%
Apex Companies, LLC	2101 Gaither Rd, Suite 500, Rockville, MD 20850 United States	(4)(5)(11)	SOFR + 5.25%	9.84%	1/31/2023	1/31/2028			366	360	364	0.00%
Apex Companies, LLC	2101 Gaither Rd, Suite 500, Rockville, MD 20850 United States	(4)(5)(11)	SOFR + 5.25%	9.76%	8/28/2024	1/31/2028			10,215	10,078	10,139	0.03%
Apex Companies, LLC	2101 Gaither Rd, Suite 500, Rockville, MD 20850 United States	(4)(5)(7)(11)	SOFR + 5.25%	9.76%	8/28/2024	1/31/2028			2,794	2,517	2,521	0.01%
APFS Staffing Holdings, Inc.	125 S Wacker Dr Ste 2700, Chicago, Illinois 60606, United States	(9)	SOFR + 4.25%	8.61%	12/29/2021	12/29/2028			6,084	6,062	6,129	0.02%
Artisan Acquisitionco, Ltd.	4th Floor, Martin House, 5 Martin Lane, London EC4R 0DP, United Kingdom	(4)(6)(7)(8)	SOFR + 5.00%	9.33%	9/23/2024	9/30/2031			392,805	384,709	385,385	0.99%
Baker Tilly Advisory Group LP	205 N. Michigan Ave. 28th Floor Chicago, IL 60601 United States	(4)(7)(10)	SOFR + 4.75%	9.11%	6/3/2024	6/3/2031			176,325	173,211	176,125	0.45%
Cast & Crew Payroll, LLC	2300 Empire Avenue, 5th Floor, Burbank, CA 91504 United States	(9)	SOFR + 3.75%	8.11%	12/30/2021	12/29/2028			11,571	11,490	11,243	0.03%
CFGI Holdings, LLC	1 Lincoln Street, Suite 1301 Boston, MA 02111, United States	(4)(7)(10)	SOFR + 4.50%	8.86%	11/2/2021	11/2/2027			20,776	20,391	20,377	0.05%
Chronicle Bidco, Inc.	720 14th Street, Sacramento, CA 95814 United States	(4)(5)(11)	SOFR + 6.25%	10.76%	5/19/2022	5/18/2029			2,877	2,877	2,877	0.01%
Chronicle Bidco, Inc.	720 14th Street, Sacramento, CA 95814 United States	(4)(11)	SOFR + 6.25%	10.76%	5/19/2022	5/18/2029			41,762	41,523	41,762	0.11%
Chronicle Bidco, Inc.	720 14th Street, Sacramento, CA 95814 United States	(4)(5)(7)(11)	SOFR + 6.25%	10.76%	3/26/2024	5/18/2029			1,422	1,294	1,290	0.00%
Cisive Holdings Corp	1180 Welsh Rd # 110 North Wales, PA, 19454-2053 United States	(4)(7)(11)	SOFR + 5.75%	10.18%	12/8/2021	12/8/2028			33,601	33,486	33,008	0.08%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Professional Services (continued)
Claims Automation Intermediate 2, LLC	101 South Tryon Street, Suite 3300, Charlotte, NC 28280 United States	(4)(10)	SOFR + 4.50%	8.89%		12/16/2021	12/16/2027		44,458	44,020	44,458	0.11%
Claims Automation Intermediate 2, LLC	101 South Tryon Street, Suite 3300, Charlotte, NC 28280 United States	(4)(5)(10)	SOFR + 4.50%	9.11%		12/16/2021	12/16/2027		68,350	67,676	68,350	0.18%
Clearview Buyer, Inc.	1 Newton Pl Ste 405, 275 Washington Street, Newton, MA 02458, United States	(4)(7)(10)	SOFR + 5.35%	9.68%		8/26/2021	8/26/2027		118,495	117,371	118,495	0.30%
CRCI Longhorn Holdings Inc	6504 Bridge Point Parkway, Suite 425, Austin, TX 78730, United States	(4)(7)(10)	SOFR + 5.00%	9.36%		8/27/2024	8/27/2031		64,147	63,458	63,743	0.16%
CRCI Longhorn Holdings Inc	6504 Bridge Point Parkway, Suite 425, Austin, TX 78730, United States	(4)(5)(7)(10)	SOFR + 5.00%	9.36%		8/27/2024	8/27/2031		4,999	4,894	4,944	0.01%
Cumming Group, Inc.	485 Lexington Avenue, New York NY 10017 United States	(4)(11)	SOFR + 5.25%	9.50%		5/26/2021	11/16/2027		196,035	194,316	196,035	0.50%
Cumming Group, Inc.	485 Lexington Avenue, New York NY 10017 United States	(4)(7)(11)	SOFR + 5.25%	9.50%		11/18/2022	11/16/2027		38,413	37,761	38,357	0.10%
Deerfield Dakota Holding, LLC	55 East 52nd Street 31st Floorm Park Avenue Plaza, New York, NY 10055 United States	(11)	SOFR + 3.75%	8.08%		1/7/2021	4/9/2027		84,377	84,164	82,716	0.21%
Eisner Advisory Group, LLC	733 3rd Ave, New York, NY 10017 United States	(9)	SOFR + 4.00%	8.36%		2/28/2024	2/28/2031		997	1,012	1,010	0.00%
Eliassen Group, LLC	55 Walkers Brook Drive, Reading MA, 01867 United States	(4)(10)	SOFR + 5.75%	10.08%		4/14/2022	4/14/2028		67,055	66,515	65,378	0.17%
Emerald US, Inc.	31910 Del Obispo Street Suite 200 San Juan Capistrano, CA 92675 United States	(6)(8)	SOFR + 3.75%	8.34%		1/7/2021	7/12/2028		3,809	3,807	3,859	0.01%
EP Purchaser, LLC	2950 N. Hollywood Way, Burbank, CA 91505 United States	(9)	SOFR + 3.50%	8.09%		11/4/2021	11/6/2028		9,449	9,319	9,427	0.02%
G&A Partners Holding Company II, LLC	17220 Katy Freeway, Suite 350, Houston, TX 77094 United States	(4)(9)	SOFR + 5.50%	10.01%		3/1/2024	3/1/2031		60,191	59,131	60,191	0.15%
G&A Partners Holding Company II, LLC	17220 Katy Freeway, Suite 350, Houston, TX 77094 United States	(4)(5)(7)(9)	SOFR + 5.50%	10.01%		3/1/2024	3/1/2030		2,355	1,990	2,116	0.01%
Guidehouse, Inc.	1676 International Drive, Suite 800, McLean, VA 22102 United States	(4)(10)	SOFR + 5.75%	10.11 (incl. 2.00 PIK	% % )	10/15/2021	12/16/2030		1,241,858	1,233,060	1,241,858	3.20%
IG Investments Holdings, LLC	4170 Ashford Dunwood Road, Northeast, Ste 250 Atlanta GA 30319 United States	(4)(7)(10)	SOFR + 5.00%	9.57%		11/1/2024	9/22/2028		578,644	573,348	578,644	1.49%
Inmar, Inc.	8150 Industrial Blvd, Breinigsville, PA 18031 United States	(11)	SOFR + 5.00%	9.51%		6/21/2023	10/30/2031		24,938	24,815	25,050	0.06%
Kwor Acquisition, Inc.	303 Timber Creek Hammond, LA,70403 United States	(4)(5)(11)(17)	P + 4.25%	12.25%		6/22/2022	12/22/2028		1,389	1,378	1,121	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Professional Services (continued)
Kwor Acquisition, Inc.	303 Timber Creek Hammond, LA,70403 United States	(4)(5)(11)(17)	P + 4.25%	12.25%	12/22/2021	12/22/2027			12,195	12,105	9,848	0.03%
Legacy Intermediate, LLC	3701 FAU Blvd, Suite 300, Boca Raton, FL 33431, United States	(4)(10)	SOFR + 5.75%	10.41%	2/25/2022	2/25/2028			120,576	119,325	120,576	0.31%
Legacy Intermediate, LLC	3701 FAU Blvd, Suite 300, Boca Raton, FL 33431, United States	(4)(9)	SOFR + 5.75%	10.43%	12/22/2023	2/25/2028			23,224	22,864	23,224	0.06%
Lereta, LLC	1123 Parkview Drive Covina,CA,91724 United States	(10)	SOFR + 5.25%	9.72%	7/30/2021	7/30/2028			28,859	28,711	25,786	0.07%
Mantech International CP	9 West 57th Street, 29th Floor, New York, NY, 10019, United States	(4)(7)(10)	SOFR + 5.00%	9.59%	4/12/2024	9/14/2029			899,105	886,111	897,905	2.31%
Mercury Bidco Globe Limited	3rd Floor, 8 St. James’s Square, London, SW1Y 4JU, United Kingdom	(4)(5)(6)(7)(8)	S + 6.00%	10.70%	1/18/2024	1/31/2031		GBP	80,581	100,467	100,596	0.26%
Mercury Borrower, Inc.	200 Dryden Road, Dresher, PA 19025 United States	(8)	SOFR + 3.00%	7.36%	12/13/2024	8/2/2028			40,817	40,817	41,225	0.11%
Minotaur Acquisition, Inc.	2001 Spring Road, Suite 700, Oak Brook, IL 60523 United States	(4)(7)(11)	SOFR + 5.00%	9.36%	5/10/2024	5/10/2030			115,362	112,950	114,653	0.30%
MPG Parent Holdings, LLC	One Vanderbilt Avenue, 53rd Floor, New York, New York 10017 United States	(4)(11)	SOFR + 5.00%	9.33%	1/8/2024	1/8/2030			18,121	17,816	18,121	0.05%
MPG Parent Holdings, LLC	One Vanderbilt Avenue, 53rd Floor, New York, New York 10017 United States	(4)(5)(7)(11)	SOFR + 5.00%	9.51%	1/8/2024	1/8/2030			4,449	4,299	4,410	0.01%
Oxford Global Resources Inc	100 Cummings Center, Suite 206L, Beverly, MA 01915, United States	(4)(11)	SOFR + 6.00%	10.28%	8/17/2021	8/17/2027			92,881	92,068	92,881	0.24%
Oxford Global Resources Inc	100 Cummings Center, Suite 206L, Beverly, MA 01915, United States	(4)(5)(7)(11)	SOFR + 6.00%	10.48%	8/17/2021	8/17/2027			8,728	8,590	8,728	0.02%
Oxford Global Resources Inc	100 Cummings Center, Suite 206L, Beverly, MA 01915, United States	(4)(5)(9)	SOFR + 6.00%	10.63%	6/6/2024	8/17/2027			9,924	9,745	9,924	0.03%
Pavion Corp.	4151 Lafayette Center Dr, Suite 700, Chantilly, Virginia 20151, United States	(4)(6)(10)	SOFR + 5.75%	10.34%	10/30/2023	10/30/2030			117,100	115,150	116,514	0.30%
Pavion Corp.	4151 Lafayette Center Dr, Suite 700, Chantilly, Virginia 20151, United States	(4)(5)(6)(7)(10)	SOFR + 5.75%	10.38%	10/30/2023	10/30/2030			23,767	23,339	23,610	0.06%
Petrus Buyer Inc	100 Bayview Cir Ste 400, Newport Beach, California, 92660 United States	(4)(10)	SOFR + 5.25%	9.90%	10/17/2022	10/17/2029			35,615	34,884	35,615	0.09%
Petrus Buyer Inc	100 Bayview Cir Ste 400, Newport Beach, California, 92660 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.75%	10/17/2022	10/17/2029			6,359	6,072	6,286	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Professional Services (continued)
Plano HoldCo Inc	10 Collyer Quay #10-01 Ocean Financial Centre Singapore 049315	(4)(8)	SOFR + 3.50%	7.83%	12/11/2024	10/1/2031		1,000	1,019	1,010	0.00%
Polyconcept Investments B.V.	Kabelweg 1 2371 DX, Roelofarendsveen, ZUID-HOLLAND, Netherlands	(10)	SOFR + 5.50%	9.83%	5/20/2022	5/18/2029		24,290	23,985	23,774	0.06%
Sedgwick Claims Management Services, Inc.	8125 Sedgwick Way, Memphis TN 38125 United States	(6)(8)	SOFR + 3.00%	7.59%	2/24/2023	7/31/2031		5,172	5,132	5,210	0.01%
Soliant Lower Intermediate, LLC	5550 Peachtree Parkway, Suite 500 Peachtree Corners, GA 30092, United States	(7)(8)	SOFR + 3.75%	8.11%	7/18/2024	7/18/2031		50,286	46,679	49,584	0.13%
STV Group, Inc.	350 5th Avenue, Suite 1120, New York, NY 10001 United States	(4)(10)	SOFR + 5.00%	9.36%	3/20/2024	3/20/2031		58,396	57,359	58,396	0.15%
STV Group, Inc.	350 5th Avenue, Suite 1120, New York, NY 10001 United States	(4)(5)(7)(10)	P + 4.00%	12.50%	3/20/2024	3/20/2030		1,681	1,327	1,513	0.00%
The North Highland Co LLC	3333 Piedmont Road, NE, Suite 1000, Atlanta, GA 30305 United States	(4)(10)	SOFR + 4.75%	9.12%	12/20/2024	12/20/2031		92,340	91,422	91,417	0.24%
The North Highland Co LLC	3333 Piedmont Road, NE, Suite 1000, Atlanta, GA 30305 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.10%	12/20/2024	12/20/2030		5,072	4,643	4,641	0.01%
Thevelia US, LLC	Level 15, Manulife Place, 348 Kwun Tong Rd, Ngau Tau Kok, Hong Kong	(6)(9)	SOFR + 3.25%	7.58%	7/29/2024	6/18/2029		33,776	33,776	34,022	0.09%
Trinity Air Consultants Holdings Corp.	330 7th Ave, New York, NY 10001 United States	(4)(10)	SOFR + 5.25%	9.76%	6/29/2021	6/29/2028		24,735	24,542	24,735	0.06%
Trinity Air Consultants Holdings Corp.	330 7th Ave, New York, NY 10001 United States	(4)(7)(10)	SOFR + 5.25%	10.04%	6/29/2021	6/29/2028		53,742	52,995	53,742	0.14%
Trinity Partners Holdings, LLC	230 3rd Ave Prospect Place Waltham, MA 02451 United States	(4)(7)(11)(18)	SOFR + 6.24%	10.70%	12/21/2021	12/21/2028		380,454	375,425	379,310	0.98%
Victors CCC Buyer, LLC	251 Little Falls Drive. Wilmington, DE 19808 United States	(4)(7)(10)	SOFR + 4.75%	9.13%	6/1/2022	6/1/2029		151,099	149,075	151,099	0.39%
West Monroe Partners, LLC	311 W Monroe St 14th Floor, Chicago, IL 60606, United States	(4)(7)(10)	SOFR + 4.75%	9.15%	11/9/2021	11/8/2028		715,205	706,891	708,053	1.82%
West Monroe Partners, LLC	311 W Monroe St 14th Floor, Chicago, IL 60606, United States	(4)(5)(7)(10)	SOFR + 4.75%	9.12%	12/18/2024	11/8/2028		24,439	24,197	24,194	0.06%
YA Intermediate Holdings II, LLC	12851 Manchester Rd, Suite 160, St. Louis, MO 63131 United States	(4)(5)(10)	SOFR + 5.00%	9.59%	10/1/2024	10/1/2031		44,304	43,936	43,901	0.11%
YA Intermediate Holdings II, LLC	12851 Manchester Rd, Suite 160, St. Louis, MO 63131 United States	(4)(5)(7)(10)	P + 4.00%	11.50%	10/1/2024	10/1/2031		457	277	270	0.00%

									6,615,077	6,663,860	17.13%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Real Estate Management & Development
Castle Management Borrower, LLC	870 Seventh Avenue 2nd Fl New York, New York 10019, United States	(4)(7)(11)	SOFR + 5.50%	9.83%	11/3/2023	11/3/2029			33,000	32,534	33,000	0.08%
Community Management Holdings Midco 2 LLC	8360 East Via de Ventura, Building L, #100, Scottsdale, AZ 85258 United States	(4)(5)(10)	SOFR + 5.00%	9.57%	11/1/2024	11/1/2031			58,866	58,004	57,983	0.15%
Community Management Holdings Midco 2 LLC	8360 East Via de Ventura, Building L, #100, Scottsdale, AZ 85258 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.57%	11/1/2024	11/1/2031			2,747	2,431	2,423	0.01%
Cushman & Wakefield US Borrower, LLC	Suite 3000, 225 W. Wacker Drive, Chicago, Illinois, 60606, United States	(4)(6)(9)	SOFR + 3.00%	7.36%	6/18/2024	1/31/2030			7,443	7,443	7,480	0.02%
Cushman & Wakefield US Borrower, LLC	Suite 3000, 225 W. Wacker Drive, Chicago, Illinois, 60606, United States	(4)(6)(9)	SOFR + 3.25%	7.61%	9/25/2024	1/31/2030			1,600	1,600	1,620	0.00%
Neptune BidCo SAS	21 Avenue Kleber, 75116 Paris, France	(4)(5)(6)(7)(8)	E + 5.25%	8.31%	3/28/2024	4/1/2031		EUR	6,495	6,863	6,525	0.02%
Odevo AB	Kabyssgatan 4 D, 120 30 Stockholm, Sweden	(4)(5)(6)(8)	ST + 5.50%	8.06%	10/31/2024	12/31/2030		SEK	601,705	54,310	54,113	0.14%
Odevo AB	Kabyssgatan 4 D, 120 30 Stockholm, Sweden	(4)(5)(6)(7)(8)	E + 5.50%	8.37%	10/31/2024	12/31/2030		EUR	1,236	965	799	0.00%
Odevo AB	Kabyssgatan 4 D, 120 30 Stockholm, Sweden	(4)(5)(6)(8)	S + 5.50%	10.20%	10/31/2024	12/31/2030		GBP	28,090	35,411	34,990	0.09%
Odevo AB	Kabyssgatan 4 D, 120 30 Stockholm, Sweden	(4)(6)(8)	SOFR + 5.50%	9.89%	10/31/2024	12/31/2030			143,644	143,180	142,926	0.37%
Phoenix Strategy S.à r.l.	14-16 Avenue Pasteur L-2310 Luxembourg	(4)(6)(8)	S + 2.75%	7.45%	10/2/2024	10/2/2028		GBP	53,099	69,518	65,810	0.17%
Phoenix Strategy S.à r.l.	14-16 Avenue Pasteur L-2310 Luxembourg	(4)(6)(8)	E + 2.75%	5.77%	10/2/2024	10/2/2028		EUR	50,089	53,597	51,365	0.13%
Phoenix Strategy S.à r.l.	14-16 Avenue Pasteur L-2310 Luxembourg	(4)(6)(8)	E + 2.75%	5.92%	10/2/2024	10/2/2028		EUR	140,261	153,364	144,170	0.37%
Progress Residential PM Holdings, LLC	7500 N Dobson Rd., Suite 300 Scottsdale, AZ 85256 United States	(4)(10)	SOFR + 5.50%	9.96%	2/16/2021	8/8/2030			79,357	78,261	79,357	0.20%
Progress Residential PM Holdings, LLC	7500 N Dobson Rd., Suite 300 Scottsdale, AZ 85256 United States	(4)(7)(10)	SOFR + 5.50%	9.96%	7/26/2022	8/8/2030			15,205	14,942	15,205	0.04%

										712,423	697,766	1.79%
Software
Abacus Holdco 2 Oy	Kansakoulukuja 1, 00100 Helsinki, Finland	(4)(5)(6)(7)(8)	E + 4.75%	7.97%	10/11/2024	10/10/2031		EUR	727	789	748	0.00%
AI Titan Parent Inc	4601 Six Forks Road, Suite 220, Raleigh, NC 27609, United States	(4)(7)(10)	SOFR + 4.75%	9.11%	8/29/2024	8/29/2031			110,274	108,990	109,751	0.28%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Analytic Partners LP	1441 Brickell Avenue Suite 1220 Miami, Florida 33131	(4)(7)(10)	SOFR + 4.75%	9.11%		4/4/2022	4/4/2030			21,250	20,972	21,054	0.05%
Analytic Partners LP	1441 Brickell Avenue Suite 1220 Miami, Florida 33131	(4)(5)(10)	SOFR + 4.75%	9.13%		12/17/2024	4/4/2030			12,065	11,975	11,975	0.03%
Anaplan, Inc.	50 Hawthorne St, San Francisco, CA 94105 United States	(4)(5)(10)	SOFR + 5.25%	9.58%		4/25/2024	6/21/2029			200	198	200	0.00%
Anaplan, Inc.	50 Hawthorne St, San Francisco, CA 94105 United States	(4)(7)(10)	SOFR + 5.25%	9.58%		6/21/2022	6/21/2029			537,534	530,117	537,534	1.38%
Aptean Inc	4325 Alexander Drive, Suite 100, Alpharetta, GA 30022 United States	(4)(10)	SOFR + 5.00%	9.51%		1/29/2024	1/29/2031			43,464	43,106	43,464	0.11%
Aptean Inc	4325 Alexander Drive, Suite 100, Alpharetta, GA 30022 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.51%		1/29/2024	1/29/2031			710	666	700	0.00%
Armstrong Bidco Limited	The Old School School Lane, Stratford St Mary, Colchester, Essex, United Kingdom, CO7 6LZ	(4)(6)(8)	S + 5.25%	9.95%		6/2/2022	6/28/2029		GBP	478,945	574,139	587,599	1.51%
Arnhem BidCo GmbH	Isaac-Fulda-Allee 6, 55124 Mainz, Germany	(4)(6)(7)(8)	E + 4.75%	7.91%		9/18/2024	10/1/2031		EUR	229,680	252,180	235,264	0.61%
AuditBoard Inc	12900 Park Plaza Dr. Ste 200, Cerritos, CA, 90703, United States	(4)(7)(10)	SOFR + 4.75%	9.08%		7/12/2024	7/12/2031			80,730	79,655	79,577	0.20%
Avalara Inc	255 South King St., Suite 1800, Seattle, WA 98104 United States	(4)(7)(10)	SOFR + 6.25%	10.58%		10/19/2022	10/19/2028			23,077	22,675	23,077	0.06%
Azurite Intermediate Holdings Inc.	233 Wilshire Blvd., Suite 800 Santa Monica, CA 90401 United States	(4)(7)(10)	SOFR + 6.50%	10.86%		3/19/2024	3/19/2031			61,560	60,650	61,560	0.16%
Bayshore Intermediate #2 LP	1 W Elm St ste 200, Conshohocken, PA 19428, United States	(4)(7)(10)	SOFR + 6.25%	10.77 (incl. 3.38 PIK	% % )	11/8/2024	10/1/2028			314,887	314,401	314,763	0.81%
BlueCat Networks USA, Inc.	156 W. 56th Street, 3rd Floor, New York, New York 10019 United States	(4)(10)	SOFR + 6.00%	10.39 (incl. 1.00 PIK	% % )	8/8/2022	8/8/2028			69,876	69,068	69,526	0.18%
BlueCat Networks USA, Inc.	156 W. 56th Street, 3rd Floor, New York, New York 10019 United States	(4)(10)	SOFR + 6.00%	10.39 (incl. 1.00 PIK	% % )	8/8/2022	8/8/2028			12,274	12,132	12,213	0.03%
BlueCat Networks USA, Inc.	156 W. 56th Street, 3rd Floor, New York, New York 10019 United States	(4)(5)(10)	SOFR + 6.00%	10.39 (incl. 1.00 PIK	% % )	8/8/2022	8/8/2028			8,477	8,392	8,435	0.02%
BlueCat Networks USA, Inc.	156 W. 56th Street, 3rd Floor, New York, New York 10019 United States	(4)(5)(10)	SOFR + 6.00%	10.39 (incl. 1.00 PIK	% % )	10/25/2024	8/8/2028			56,752	55,944	56,469	0.15%
Bluefin Holding, LLC	8200 Roberts Drive, Suite 400, Atlanta, GA 30350 United States	(4)(7)(11)	SOFR + 6.25%	10.64%		9/12/2023	9/12/2029			54,582	53,469	54,434	0.14%
Boxer Parent Company, Inc.	John Hancock Tower 200 Clarendon Street Boston MA 02116 United States	(8)	SOFR + 3.75%	8.34%		7/30/2024	7/30/2031			15,431	15,401	15,578	0.04%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Brave Parent Holdings, Inc.	11695 Johns Creek Parkway, Suite 200, Johns Creek, Georgia 30097 United States	(4)(7)(10)	SOFR + 5.00%	9.36%	11/28/2023	11/28/2030			500,268	495,547	499,866	1.29%
Caribou Bidco Ltd	70 Gray’s Inn Road, London, WC1X 8NH, United Kingdom	(4)(5)(6)(7)(8)	S + 5.00%	9.70%	7/2/2024	2/1/2029		GBP	198,859	252,343	248,811	0.64%
CB Nike Holdco LLC	David Elazar 12 St’, Tel Aviv-Yaffo, 6107408 Israel	(4)(7)(11)	SOFR + 4.50%	9.02%	11/25/2024	11/26/2029			66,711	64,757	64,710	0.17%
CDK Global Inc.	1950 Hassell Rd, Hoffman Estates, Illinois, 60169 United States	(8)	SOFR + 3.25%	7.58%	5/16/2024	7/6/2029			4,972	4,972	4,913	0.01%
Cloud Software Group, Inc.	4980 Great America Parkway, Santa Clara, CA 95054 United States	(9)	SOFR + 3.50%	7.83%	11/25/2024	3/30/2029			5,558	5,558	5,581	0.01%
Cloud Software Group, Inc.	4980 Great America Parkway, Santa Clara, CA 95054 United States	(9)	SOFR + 3.75%	8.08%	11/4/2024	3/21/2031			2,600	2,600	2,612	0.01%
Cloudera, Inc.	1001 Page Mill Road Building 3 Palo Alto,CA,94304 United States	(9)	SOFR + 3.75%	8.21%	10/8/2021	10/8/2028			35,071	34,801	35,044	0.09%
Confine Visual Bidco	Kistagången 12, 164 40 Kista, Sweden	(4)(6)(8)	SOFR + 5.75%	10.06%	2/23/2022	2/23/2029			257,960	253,409	208,303	0.54%
Confine Visual Bidco	Kistagången 12, 164 40 Kista, Sweden	(4)(6)(8)	SOFR + 5.75%	10.06%	3/11/2022	2/23/2029			6,159	6,045	4,973	0.01%
Conga Corp.	13699 Via Varra, Broomfield, CO 80020, United States	(10)	SOFR + 3.50%	8.09%	8/8/2024	5/8/2028			11,509	11,509	11,625	0.03%
Connatix Buyer, Inc.	666 Broadway, 10th Floor, New York, NY 10012, United States	(4)(10)	SOFR + 5.50%	10.39%	7/14/2021	7/14/2027			106,766	105,865	104,630	0.27%
Connatix Buyer, Inc.	666 Broadway, 10th Floor, New York, NY 10012, United States	(4)(5)(7)(10)	SOFR + 5.50%	10.41%	7/14/2021	7/14/2027			4,367	4,229	4,041	0.01%
Connatix Buyer, Inc.	666 Broadway, 10th Floor, New York, NY 10012, United States	(4)(5)(7)(10)	SOFR + 5.50%	10.40%	10/9/2024	7/14/2027			5,248	5,093	5,073	0.01%
ConnectWise, LLC	4110 George Road Suite 200, Tampa, FL, 33634, United States	(9)	SOFR + 3.50%	8.09%	9/30/2021	9/29/2028			28,031	27,984	28,250	0.07%
Cornerstone OnDemand, Inc.	1601 Cloverfield Blvd Suite 620 South Santa Monica,CA,90404 United States	(9)	SOFR + 3.75%	8.22%	10/15/2021	10/16/2028			26,865	26,803	23,722	0.06%
Cornerstone OnDemand, Inc.	1601 Cloverfield Blvd Suite 620 South Santa Monica,CA,90404 United States	(4)(11)	SOFR + 6.00%	10.38%	9/7/2023	10/16/2028			34,474	33,690	34,043	0.09%
Coupa Software Inc.	1855 S. Grant Street, San Mateo, CA 94402 United States	(4)(6)(7)(10)	SOFR + 5.50%	10.09%	2/27/2023	2/27/2030			1,827	1,790	1,825	0.00%
Crewline Buyer, Inc.	188 Spear St, San Francisco, CA 94105 United States	(4)(7)(11)	SOFR + 6.75%	11.11%	11/8/2023	11/8/2030			122,658	119,824	121,983	0.31%
Delta Topco, Inc.	3111 Coronado Drive in Santa Clara, CA 95054 United States	(8)	SOFR + 3.50%	8.20%	5/1/2024	12/1/2029			78,598	78,470	79,311	0.20%
Denali Bidco Ltd	53 rue de Châteaudun,75009 Paris, France	(4)(5)(6)(7)(10)	S + 5.75%	10.45%	8/29/2023	8/29/2030		GBP	14,404	17,779	18,030	0.05%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Denali Bidco Ltd	53 rue de Châteaudun,75009 Paris, France	(4)(5)(6)(8)	E + 5.75%	8.43%		8/29/2023	8/29/2030		EUR	4,174	4,420	4,324	0.01%
Denali Bidco Ltd	53 rue de Châteaudun,75009 Paris, France	(4)(5)(6)(8)	E + 5.25%	7.93%		2/28/2024	8/29/2030		EUR	263	276	273	0.00%
Denali Bidco Ltd	53 rue de Châteaudun,75009 Paris, France	(4)(5)(6)(9)	E + 5.75%	8.43%		2/28/2024	8/29/2030		EUR	5,845	6,236	6,055	0.02%
Diligent Corp	61 W 23rd Street, 4th Floor, New York, NY 10010 United States	(4)(7)(10)	SOFR + 5.00%	10.09%		4/30/2024	8/2/2030			173,460	172,062	173,085	0.45%
Diligent Corp	61 W 23rd Street, 4th Floor, New York, NY 10010 United States	(4)(10)	SOFR + 5.00%	10.09%		4/30/2024	8/2/2030			29,736	29,588	29,736	0.08%
Discovery Education, Inc.	233 Wilshire Blvd, Suite 800, Santa Monica, CA, 90401, United States	(4)(10)	SOFR + 6.75%	11.48 (incl. 6.24 PIK	% % )	4/7/2022	4/9/2029			581,392	575,726	489,823	1.26%
Discovery Education, Inc.	233 Wilshire Blvd, Suite 800, Santa Monica, CA, 90401, United States	(4)(5)(7)(10)	SOFR + 5.75%	10.20%		4/7/2022	4/9/2029			38,919	38,277	30,643	0.08%
Discovery Education, Inc.	233 Wilshire Blvd, Suite 800, Santa Monica, CA, 90401, United States	(4)(5)(11)	SOFR + 6.75%	11.38 (incl. 6.19 PIK	% % )	10/3/2023	4/9/2029			65,438	64,824	55,132	0.14%
Dropbox Inc	1800 Owens Street, San Francisco, CA 94158 United States	(4)(5)(6)(10)	SOFR + 2.00%	6.45%		12/10/2024	12/11/2029			250,497	247,484	247,466	0.64%
Dropbox Inc	1800 Owens Street, San Francisco, CA 94158 United States	(4)(5)(6)(7)(10)(18)	SOFR + 6.38%	10.83%		12/10/2024	12/11/2029			333,996	325,844	325,780	0.84%
DTI Holdco, Inc.	Two Ravinia Drive, Suite 201, 19904 Dover, DE United States	(7)(10)	SOFR + 4.75%	9.11%		4/26/2022	4/26/2029			24,438	23,719	23,241	0.06%
ECI Macola Max Holding, LLC	5455 Rings Road Suite 100 Dublin OH 43017 United States	(6)(10)	SOFR + 3.25%	7.58%		9/20/2024	5/9/2030			5,923	5,923	5,987	0.02%
Edison Bidco AS	Hagaløkkveien 26, 1383, Asker, Norway	(4)(5)(6)(7)(8)	E + 5.25%	7.91%		12/18/2024	12/18/2031		EUR	345	353	342	0.00%
Elements Finco Ltd	Heathrow Approach, 470 London Road, Slough, Berkshire SL3 8QY, Great Britain	(4)(5)(6)(8)	S + 5.00%	9.70%		3/27/2024	4/29/2031		GBP	67,590	83,717	83,981	0.22%
Elements Finco Ltd	Heathrow Approach, 470 London Road, Slough, Berkshire SL3 8QY, Great Britain	(4)(5)(6)(8)	SOFR + 4.75%	9.11%		3/27/2024	4/29/2031			21,157	20,932	20,999	0.05%
Elements Finco Ltd	Heathrow Approach, 470 London Road, Slough, Berkshire SL3 8QY, Great Britain	(4)(5)(6)(8)	SOFR + 4.75%	9.44%		4/30/2024	4/29/2031			17,609	17,515	17,477	0.04%
Elements Finco Ltd	Heathrow Approach, 470 London Road, Slough, Berkshire SL3 8QY, Great Britain	(4)(5)(6)(8)	S + 5.00%	9.70%		11/29/2024	4/29/2031		GBP	12,459	15,423	15,481	0.04%
Elements Finco Ltd	Heathrow Approach, 470 London Road, Slough, Berkshire SL3 8QY, Great Britain	(4)(5)(6)(8)	S + 5.00%	9.70%		3/27/2024	4/29/2031		GBP	30,299	37,528	37,647	0.10%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Epicor Software Corp.	807 Las Cimas Pkwy, Austin, TX 78746, United States	(10)	SOFR + 2.75%	7.11%		5/30/2024	5/30/2031		5,087	5,073	5,129	0.01%
Everbridge Holdings, LLC	25 Corporate Drive, Suite 400, Burlington, MA 01803, United States	(4)(6)(10)	SOFR + 5.00%	9.59%		7/2/2024	7/2/2031		34,815	34,653	34,728	0.09%
Everbridge Holdings, LLC	25 Corporate Drive, Suite 400, Burlington, MA 01803, United States	(4)(5)(6)(7)(10)	SOFR + 5.00%	9.59%		7/2/2024	7/2/2031		3,412	3,368	3,381	0.01%
Experity, Inc.	101 South Phillips Avenue, Suite 300, Sioux Falls, SD 57104, United States	(4)(10)	SOFR + 6.00%	10.33 (incl. 3.25 PIK	% % )	7/22/2021	2/24/2028		106,582	105,587	106,582	0.27%
Experity, Inc.	101 South Phillips Avenue, Suite 300, Sioux Falls, SD 57104, United States	(4)(10)	SOFR + 6.00%	10.33 (incl. 3.25 PIK	% % )	2/24/2022	2/24/2028		34,317	33,961	34,317	0.09%
Experity, Inc.	101 South Phillips Avenue, Suite 300, Sioux Falls, SD 57104, United States	(4)(5)(7)(10)	SOFR + 5.50%	9.86%		2/24/2022	2/24/2028		2,306	1,990	2,106	0.01%
Flash Charm, Inc.	Brookhollow Ctr III, 2950 Nort Loop Freeway W, Suite 700 Houston TX 77092 United States	(10)	SOFR + 3.50%	8.07%		6/11/2024	3/2/2028		51,960	51,956	51,128	0.13%
Flexera Software, LLC	Park Blvd Suite 400 Itasca, IL 60143 United States	(10)	SOFR + 3.00%	7.35%		5/20/2024	3/3/2028		9,787	9,787	9,865	0.03%
Gen Digital Inc	60 East Rio Salado Parkway Suite 1000, Tempe, AZ, 8528, United States	(6)(9)	SOFR + 1.75%	6.11%		6/5/2024	9/12/2029		5,001	5,001	4,991	0.01%
Genesys Cloud Services Holdings II, LLC	1302 El Camino Real, Suite 300 Menlo Park, CA, 94025, United States	(10)	SOFR + 3.00%	7.36%		9/26/2024	12/1/2027		5,756	5,756	5,811	0.01%
Genuine Financial Holdings, LLC	100 Centerview Drive, Suite 300 Nashville, TN 37214 United States	(8)	SOFR + 4.00%	8.36%		6/28/2024	9/27/2030		3,970	3,979	4,019	0.01%
Gigamon Inc.	3300 Olcott Street Santa Clara, CA 95054, United States	(4)(11)	SOFR + 5.75%	10.55%		3/11/2022	3/9/2029		422,846	417,789	396,418	1.02%
Gigamon Inc.	3300 Olcott Street Santa Clara, CA 95054, United States	(4)(5)(10)	SOFR + 5.75%	10.48%		3/11/2022	3/9/2029		25,774	25,637	24,163	0.06%
GovernmentJobs.com, Inc.	300 Continental Blvd., El Segundo, CA 90245, United States	(4)(7)(10)	SOFR + 5.00%	9.60%		7/15/2024	12/2/2028		286,318	283,496	285,708	0.74%
Granicus Inc.	1999 Broadway, Suite 3600, Denver, Colorado 80202 United States	(4)(10)	SOFR + 5.75%	10.34 (incl. 2.25 PIK	% % )	1/17/2024	1/17/2031		30,571	30,314	30,571	0.08%
Granicus Inc.	1999 Broadway, Suite 3600, Denver, Colorado 80202 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.84 (incl. 2.25 PIK	% % )	1/17/2024	1/17/2031		8,244	8,163	8,195	0.02%
Graphpad Software, LLC	225 Franklin Street, Fl. 26. Boston, MA 02110, United States	(4)(10)	SOFR + 4.75%	9.08%		6/28/2024	6/28/2031		143,059	142,064	143,059	0.37%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Graphpad Software, LLC	225 Franklin Street, Fl. 26. Boston, MA 02110, United States	(4)(5)(7)(10)	SOFR + 4.75%	9.08%		6/28/2024	6/28/2031			3,719	3,363	3,482	0.01%
GS Acquisitionco Inc	8529 Six Forks Rd, Suite 400, Raleigh, North Carolina 27615 United States	(4)(5)(11)	SOFR + 5.25%	9.58%		3/26/2024	5/25/2028			11,996	11,953	11,936	0.03%
GS Acquisitionco Inc	8529 Six Forks Rd, Suite 400, Raleigh, North Carolina 27615 United States	(4)(5)(7)(10)	SOFR + 5.25%	9.59%		3/26/2024	5/25/2028			1,317	1,277	1,276	0.00%
Homecare Software Solutions, LLC	130 West 42nd Street, 2nd Floor, New York, NY 10036, United States	(4)(10)	SOFR + 5.55%	9.93 (incl. 2.93 PIK	% % )	6/14/2024	6/14/2031			77,127	76,420	76,742	0.20%
Homecare Software Solutions, LLC	130 West 42nd Street, 2nd Floor, New York, NY 10036, United States	(4)(5)(10)	SOFR + 5.55%	9.93 (incl. 2.93 PIK	% % )	6/14/2024	6/14/2031			30,196	29,919	30,045	0.08%
Homecare Software Solutions, LLC	130 West 42nd Street, 2nd Floor, New York, NY 10036, United States	(4)(5)(10)	SOFR + 5.55%	9.93 (incl. 2.93 PIK	% % )	9/26/2024	6/14/2031			35,631	35,291	35,453	0.09%
HS Purchaser, LLC	6455 City West Parkway Eden Prairie, MN United States	(10)	SOFR + 4.00%	8.69%		6/23/2021	11/19/2026			23,553	23,558	20,826	0.05%
Icefall Parent, Inc.	30 Braintree Hill Office Park, Suite 101, Boston, MA 02184 United States	(4)(7)(11)	SOFR + 6.50%	10.86%		1/26/2024	1/25/2030			72,237	70,901	72,237	0.19%
Idemia America Corp	2 place Samuel Champlain, Courbevoie, Ile de France 92400, France	(4)(6)(10)	SOFR + 4.25%	8.58%		2/2/2024	9/30/2028			995	1,001	1,007	0.00%
IGT Holding IV AB	Stureplan 4, Stockholm, 114 35 Sweden	(4)(5)(6)(8)	E + 5.25%	8.60 (incl. 2.13 PIK	% % )	10/25/2022	3/31/2028		EUR	14,765	15,876	15,295	0.04%
ION Trading Finance Ltd.	10 Queen St Place, 2nd floor, London, EC4R 1BE United Kingdom	(6)(8)	SOFR + 3.50%	7.83%		12/10/2024	4/1/2028			23,053	23,053	23,113	0.06%
IQN Holding Corp	5011 Gate Parkway Building 100, Suite 250, Jacksonville, FL 32256, United States	(4)(10)	SOFR + 5.25%	9.76%		5/2/2022	5/2/2029			45,906	45,636	45,906	0.12%
IQN Holding Corp	5011 Gate Parkway Building 100, Suite 250, Jacksonville, FL 32256, United States	(4)(5)(7)(10)	SOFR + 5.25%	9.77%		5/2/2022	5/2/2028			2,171	2,140	2,171	0.01%
IRI Group Holdings Inc	203 North LaSalle Street, Suite 1500 Chicago, IL 60601, United States	(4)(10)	SOFR + 5.00%	9.59%		4/1/2024	12/1/2028			1,587,257	1,565,776	1,587,257	4.08%
IRI Group Holdings Inc	203 North LaSalle Street, Suite 1500 Chicago, IL 60601, United States	(4)(5)(7)(10)	SOFR + 5.00%	9.36%		4/1/2024	12/1/2027			20,982	19,695	20,982	0.05%
Javelin Buyer Inc	P.O. Box 12768 700 Park Offices, Suite 300, Research Triangle Park, NC 27709 United States	(6)(8)	SOFR + 3.25%	7.83%		12/6/2024	10/8/2031			3,000	3,019	3,027	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
JS Parent Inc	135 SW Taylor Suite 200 Portland, Oregon, 97204, United States	(4)(7)(10)	SOFR + 5.00%	9.59%		4/24/2024	4/24/2031			81,218	80,817	81,179	0.21%
Kaseya, Inc.	701 Brickell Avenue, Miami FL 33131 United States	(4)(10)	SOFR + 5.50%	10.09%		6/23/2022	6/25/2029			745,209	735,693	745,209	1.92%
Kaseya, Inc.	701 Brickell Avenue, Miami FL 33131 United States	(4)(5)(7)(10)	SOFR + 5.50%	10.09%		6/23/2022	6/25/2029			11,426	11,008	11,095	0.03%
Kaseya, Inc.	701 Brickell Avenue, Miami FL 33131 United States	(4)(5)(7)(10)	SOFR + 5.50%	9.83%		6/23/2022	6/25/2029			12,317	11,681	12,317	0.03%
LD Lower Holdings, Inc.	8201 Greensboro Drive, Suite 717 Mclean, VA 22102-3810 United States	(4)(11)	SOFR + 7.50%	11.93%		2/8/2021	8/9/2027			107,388	106,904	106,583	0.27%
Lightbox Intermediate, LP	9 West 57th Street, 43rd Floor, New York, NY, 10019, United States	(4)(8)	SOFR + 5.00%	9.59%		6/1/2022	5/9/2026			37,050	36,721	35,475	0.09%
LogicMonitor Inc	820 State Street, Floor 5, Santa Barbara, CA 93101 United States	(4)(5)(7)(10)	SOFR + 5.50%	9.99%		11/15/2024	11/15/2031			91,603	90,337	90,315	0.23%
Magenta Security Holdings LLC	6000 Headquarters Drive, Plano, TX 75024, United States	(5)(11)	SOFR + 6.25%	10.84%		8/14/2024	7/27/2028			9,724	9,366	9,922	0.03%
Magenta Security Holdings LLC	6000 Headquarters Drive, Plano, TX 75024, United States	(5)(10)(18)	SOFR + 6.75%	11.59%		8/14/2024	7/27/2028			27,581	26,335	25,512	0.07%
Magenta Security Holdings LLC	6000 Headquarters Drive, Plano, TX 75024, United States	(5)(10)(17)(18)	SOFR + 7.00%	11.85 (incl. 5.50 PIK	% % )	8/14/2024	7/27/2028			6,619	2,218	2,329	0.01%
Magnesium BorrowerCo, Inc.	1 Finsbury Avenue, London, United Kingdom, EC2M 2PF	(4)(10)	S + 5.00%	9.70%		5/19/2022	5/18/2029		GBP	101,084	124,317	126,547	0.33%
Magnesium BorrowerCo, Inc.	1 Finsbury Avenue, London, United Kingdom, EC2M 2PF	(4)(10)	SOFR + 5.00%	9.36%		5/19/2022	5/18/2029			1,045,747	1,029,015	1,045,747	2.69%
Magnesium BorrowerCo, Inc.	1 Finsbury Avenue, London, United Kingdom, EC2M 2PF	(4)(10)	SOFR + 5.00%	9.36%		3/21/2024	5/18/2029			29,263	28,958	29,263	0.08%
Mandolin Technology Intermediate Holdings, Inc.	Nova Tower 1, 1 Allegheny Square, Suite 800, Pittsburgh, PA 15212, United States	(4)(9)	SOFR + 3.75%	8.23%		7/30/2021	7/31/2028			75,951	75,367	65,698	0.17%
Mandolin Technology Intermediate Holdings, Inc.	Nova Tower 1, 1 Allegheny Square, Suite 800, Pittsburgh, PA 15212, United States	(4)(9)	SOFR + 6.25%	10.73%		6/9/2023	6/9/2030			62,053	60,605	59,571	0.15%
Mandolin Technology Intermediate Holdings, Inc.	Nova Tower 1, 1 Allegheny Square, Suite 800, Pittsburgh, PA 15212, United States	(4)(5)(8)	SOFR + 3.75%	8.10%		7/30/2021	7/31/2026			10,800	10,766	9,342	0.02%
Maverick Bidco Inc.	5001 Plaza on the Lake #111 Austin, TX 78746 United States	(10)	SOFR + 3.75%	8.49%		5/18/2021	5/18/2028			16,491	16,451	16,519	0.04%
Maverick Bidco Inc.	5001 Plaza on the Lake #111 Austin, TX 78746 United States	(4)(5)(10)	SOFR + 5.00%	9.69%		5/26/2023	5/18/2028			69,336	67,630	69,336	0.18%
Maverick Bidco Inc.	5001 Plaza on the Lake #111 Austin, TX 78746 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.44%		8/16/2024	5/18/2028			57,477	56,225	56,842	0.15%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
McAfee Corp.	6220 America Center Drive San Jose, CA 95002 United States	(6)(9)	SOFR + 3.00%	7.37%		5/31/2024	3/1/2029			29,722	29,722	29,785	0.08%
Medallia, Inc.	200 W 41st St, New York, NY 10036, United States	(4)(10)	SOFR + 6.50%	10.85 (incl. 4.00 PIK	% % )	10/28/2021	10/29/2028			865,826	857,296	813,876	2.09%
Medallia, Inc.	200 W 41st St, New York, NY 10036, United States	(4)(10)	SOFR + 6.50%	10.85 (incl. 4.00 PIK	% % )	8/16/2022	10/29/2028			213,607	211,054	200,791	0.52%
Mitnick Purchaser, Inc.	64 Willow Place, Suite 100, Menlo Park DE 94025 United States	(9)(18)	SOFR + 4.50%	9.19%		5/2/2022	5/2/2029			11,616	11,580	10,860	0.03%
Monk Holding Co.	5473 Morris Hunt Dr Fort Mill, SC, 29708-6523 United States	(4)(10)(18)	SOFR + 5.50%	9.93%		12/1/2021	12/1/2027			10,944	10,816	10,944	0.03%
Monk Holding Co.	5473 Morris Hunt Dr Fort Mill, SC, 29708-6523 United States	(4)(7)(10)	SOFR + 5.50%	9.93%		12/1/2021	12/1/2027			5,430	5,273	5,127	0.01%
MRI Software, LLC	28925 Fountain Parkway Solon OH 44139 United States	(4)(5)(11)	SOFR + 4.75%	9.08%		12/19/2023	2/10/2027			50,702	50,331	50,575	0.13%
MRI Software, LLC	28925 Fountain Parkway Solon OH 44139 United States	(11)	SOFR + 4.75%	9.08%		1/7/2021	2/10/2027			182,989	182,001	183,446	0.47%
MRI Software, LLC	28925 Fountain Parkway Solon OH 44139 United States	(4)(7)(11)	SOFR + 4.75%	9.08%		8/27/2024	2/10/2027			11,505	11,175	10,523	0.03%
NAVEX TopCo, Inc.	5500 Meadows Road, Suite 500, Lake Oswego, OR, 97035 United States	(4)(7)(10)	SOFR + 5.50%	9.88%		11/9/2023	11/9/2030			99,892	98,085	99,892	0.26%
Nintex Topco Limited	10800 NE 8th Street, Suite 400 Bellevue, WA 98004 United States	(4)(6)(8)	SOFR + 6.00%	10.76 (incl. 1.50 PIK	% % )	11/12/2021	11/13/2028			678,009	670,625	630,549	1.62%
Noble Midco 3 Ltd	2 Seething Ln, London EC3N 4AT, United Kingdom	(4)(5)(6)(7)(10)	SOFR + 5.00%	9.33%		6/10/2024	6/24/2031			39,181	38,728	39,135	0.10%
Optimizely North America Inc	119 5th Ave, 7th Floor, New York, NY 10003 United States	(4)(5)(10)	S + 5.50%	10.20%		10/30/2024	10/30/2031		GBP	2,135	2,742	2,646	0.01%
Optimizely North America Inc	119 5th Ave, 7th Floor, New York, NY 10003 United States	(4)(5)(10)	E + 5.25%	8.11%		10/30/2024	10/30/2031		EUR	7,118	7,654	7,299	0.02%
Optimizely North America Inc	119 5th Ave, 7th Floor, New York, NY 10003 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.36%		10/30/2024	10/30/2031			20,286	20,058	20,053	0.05%
Oranje Holdco Inc	33 N Garden Ave, Clearwater, FL 33755 United States	(4)(5)(11)	SOFR + 7.25%	11.82%		4/19/2024	2/1/2029			5,000	4,911	5,000	0.01%
Oranje Holdco Inc	33 N Garden Ave, Clearwater, FL 33755 United States	(4)(7)(11)	SOFR + 7.50%	12.07%		2/1/2023	2/1/2029			66,000	64,737	66,000	0.17%
PDI TA Holdings, Inc.	11675 Rainwater Dr., Suite 350, Alpharetta, GA 30009, United States	(4)(10)	SOFR + 5.50%	10.09%		2/1/2024	2/3/2031			68,717	67,854	68,202	0.18%
PDI TA Holdings, Inc.	11675 Rainwater Dr., Suite 350, Alpharetta, GA 30009, United States	(4)(5)(7)(10)	SOFR + 5.50%	10.00%		2/1/2024	2/3/2031			8,932	8,701	8,697	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Perforce Software, Inc.	2320 Blanding Avenue, Alameda CA 94501 United States	(9)	SOFR + 4.75%	9.11%		3/22/2024	3/25/2031			19,900	19,811	19,682	0.05%
Perforce Software, Inc.	2320 Blanding Avenue, Alameda CA 94501 United States	(8)	SOFR + 4.75%	9.10%		12/18/2024	7/1/2029			15,176	14,949	15,014	0.04%
Ping Identity Holding Corp	1001 17th Street, Suite 100, Denver, CO 80202 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.08%		10/21/2024	10/17/2029			38,460	38,460	38,460	0.10%
Project Alpha Intermediate Holding, Inc.	211 South Gulph Road, Suite 500, King of Prussia, PA 19406 United States	(9)	SOFR + 3.25%	7.58%		5/14/2024	10/28/2030			70,853	70,853	71,396	0.18%
Project Leopard Holdings, Inc.	300 North La Salle Street, Suite 4350, Chicago, IL 60654 United States	(9)	SOFR + 5.25%	9.94%		7/20/2022	7/20/2029			133,231	128,220	119,907	0.31%
Project Leopard Holdings, Inc.	300 North La Salle Street, Suite 4350, Chicago, IL 60654 United States	(4)(5)(7)(8)	SOFR + 4.25%	8.80%		7/20/2022	7/20/2027			11,613	11,621	9,109	0.02%
Proofpoint, Inc.	892 Ross Drive, Sunnyvale CA 94089 United States	(9)	SOFR + 3.00%	7.36%		5/28/2024	8/31/2028			6,921	6,921	6,963	0.02%
QBS Parent Inc	811 Main Street, Suite 2200, Houston, TX 77002 United States	(4)(5)(7)(10)	SOFR + 4.75%	9.27%		11/7/2024	11/7/2031			53,566	53,276	53,270	0.14%
Rally Buyer, Inc.	5213 Tacome Building C · Houston, TX 77041 United States	(4)(10)	SOFR + 5.75%	10.10 (incl. 1.75 PIK	% % )	7/19/2022	7/19/2028			142,922	141,311	132,560	0.34%
Rally Buyer, Inc.	5213 Tacome Building C · Houston, TX 77041 United States	(4)(5)(7)(10)	SOFR + 5.75%	10.18%		7/19/2022	7/19/2028			13,664	13,454	12,377	0.03%
Relativity ODA, LLC	231 South LaSalle Street, 8th Floor, Chicago, IL 60604 United States	(4)(7)(11)	SOFR + 4.50%	8.86%		5/12/2021	5/12/2029			37,640	37,591	37,520	0.10%
Rocket Software, Inc.	77 4th Avenue, Waltham MA 02451 United States	(9)	SOFR + 4.25%	8.61%		10/5/2023	11/28/2028			45,219	44,747	45,612	0.12%
Sailpoint Technologies, Inc.	11120 Four Points Drive Suite 100 Austin, TX 78726 United States	(4)(7)(10)	SOFR + 6.00%	10.52%		8/16/2022	8/16/2029			251,762	248,023	251,762	0.65%
Scorpio BidCo SAS	131, Chemin du Bac -a-Traille Caluire-et-Cuire, 69300 France	(4)(5)(6)(7)(8)	E + 5.75%	8.43%		4/3/2024	4/30/2031		EUR	37,234	39,551	38,108	0.10%
Severin Acquisition LLC	150 Parkshore Drive Folsom, CA 95630 United States	(4)(7)(10)	SOFR + 5.00%	9.36 (incl. 2.25 PIK	% % )	10/1/2024	10/1/2031			329,542	325,652	325,488	0.84%
Skopima Consilio Parent, LLC	188 The Embarcadero, San Francisco, CA United States 94016 United States	(7)(9)	SOFR + 3.75%	8.12%		12/18/2024	5/12/2028			39,612	39,186	39,792	0.10%
Solarwinds Holdings, Inc.	7171 Southwest Parkway, Bldg 400, Austin, TX 78735 United States	(6)(8)	SOFR + 2.75%	7.11%		7/24/2024	2/5/2030			2,978	2,974	2,997	0.01%
Sovos Compliance, LLC	200 Ballardvale Street 4th Floor Wilmington,MA,1887 United States	(9)	SOFR + 4.50%	8.97%		8/12/2021	8/11/2028			13,756	13,705	13,874	0.04%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Spaceship Purchaser Inc	320 Park Avenue, 33rd Floor, New York, New York 10022 United States	(4)(5)(7)(10)	SOFR + 5.00%	9.33%		10/17/2024	10/17/2031			502,321	496,519	496,341	1.28%
Spitfire Parent, Inc.	10161 Park Run Drive, Suite 150, Las Vegas, Nevada United States	(4)(11)	E + 5.50%	8.36%		3/8/2021	3/11/2027		EUR	18,818	22,552	19,492	0.05%
Spitfire Parent, Inc.	10161 Park Run Drive, Suite 150, Las Vegas, Nevada United States	(4)(11)	SOFR + 5.50%	9.96%		3/9/2021	3/11/2027			116,724	116,049	116,724	0.30%
Stamps.com, Inc.	1990 East Grand Avenue El Segundo, CA 90245 United States	(4)(5)(10)	SOFR + 5.75%	10.94%		12/14/2021	10/5/2028			9,845	9,736	9,673	0.02%
Stamps.com, Inc.	1990 East Grand Avenue El Segundo, CA 90245 United States	(4)(10)	SOFR + 5.75%	10.94%		10/5/2021	10/5/2028			837,018	828,029	822,370	2.12%
Surf Holdings, LLC	18595 Vineyard Point Lane, Cornelius, NC 28031 United States	(6)(8)	SOFR + 3.50%	7.95%		1/7/2021	3/5/2027			12,582	12,605	12,680	0.03%
Tango Bidco SAS	3, boulevard de Sébastopol, 75001 Paris France	(4)(5)(6)(8)	E + 5.00%	8.18%		10/17/2024	10/17/2031		EUR	69,197	73,903	70,667	0.18%
Tango Bidco SAS	3, boulevard de Sébastopol, 75001 Paris France	(4)(5)(6)(7)(8)	E + 5.00%	8.05%		10/17/2024	10/17/2031		EUR	15,053	16,905	15,132	0.04%
Tegra118 Wealth Solutions, Inc.	255 Fiserv Drive, Brookfield WI 53045 United States	(8)	SOFR + 4.00%	8.52%		1/7/2021	2/18/2027			6,793	6,779	6,560	0.02%
TravelPerk Inc	C/ dels Almogàvers, 154-164 08018 Barcelona, Spain	(4)(5)(6)(8)	11.50%	11.50 PIK	%	5/2/2024	5/2/2029			45,277	42,727	44,032	0.11%
Triple Lift, Inc.	400 Lafayette St 5th floor, New York, NY 10003 United States	(4)(7)(10)	SOFR + 5.75%	10.25%		5/6/2021	5/5/2028			43,509	42,957	41,197	0.11%
Triple Lift, Inc.	400 Lafayette St 5th floor, New York, NY 10003 United States	(4)(10)	SOFR + 5.75%	10.25%		3/18/2022	5/5/2028			25,520	25,242	24,499	0.06%
Varicent Parent Holdings Corp	4711 Yonge St., Suite 300, Toronto, Ontario M2N 6K8, Canada	(4)(7)(10)	SOFR + 6.00%	10.33 (incl. 3.25 PIK	% % )	8/23/2024	8/23/2031			70,768	69,546	69,965	0.18%
Vision Solutions, Inc.	15300 Barranca Parkway Suite 100 Irvine CA 92618 United States	(10)	SOFR + 4.00%	8.85%		10/25/2021	4/24/2028			40,996	40,912	40,443	0.10%
VS Buyer, LLC	8800 Lyra Drive Columbus, Ohio 43240 United States	(7)(8)	SOFR + 2.75%	7.12%		11/19/2024	4/12/2031			6,318	5,484	5,399	0.01%
WPEngine, Inc.	504 Lavaca Street, Suite 1000, Austin, TX 78701 United States	(4)(7)(10)	SOFR + 6.50%	10.90%		8/14/2023	8/14/2029			81,400	79,334	81,156	0.21%
XPLOR T1, LLC	950 East Paces Ferry Road NE Atlanta, GA 30326, United States	(8)	SOFR + 3.50%	7.83%		12/11/2024	6/24/2031			34,925	34,929	35,274	0.09%
Yellow Castle AB	3 Cavendish Square, London, W1G 0LB	(4)(6)(8)	ST + 5.00%	8.63 (incl. 2.59 PIK	% % )	4/14/2022	7/9/2029		SEK	112,563	10,498	10,174	0.03%
Yellow Castle AB	3 Cavendish Square, London, W1G 0LB	(4)(6)(8)	SA + 5.00%	5.45 (incl. 1.86 PIK	% % )	4/14/2022	7/9/2029		CHF	10,674	10,784	11,762	0.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Software (continued)
Yellow Castle AB	3 Cavendish Square, London, W1G 0LB	(4)(5)(6)(10)	SA + 5.00%	5.45 (incl. 1.86 PIK	% % )	7/28/2022	7/9/2029		CHF	3,484	3,492	3,839	0.01%
Yellow Castle AB	3 Cavendish Square, London, W1G 0LB	(4)(6)(8)	E + 5.00%	8.67 (incl. 2.60 PIK	% % )	4/14/2022	7/9/2029		EUR	31,713	31,708	32,850	0.08%
Yellow Castle AB	3 Cavendish Square, London, W1G 0LB	(4)(5)(6)(7)(8)	E + 5.00%	8.67 (incl. 2.60 PIK	% % )	4/14/2022	7/9/2029		EUR	1,639	1,725	1,698	0.00%
Yellow Castle AB	3 Cavendish Square, London, W1G 0LB	(4)(5)(6)(10)	S + 5.00%	9.8 (incl. 3.06 PIK	% % )	7/28/2022	7/9/2029		GBP	8,894	10,514	11,134	0.03%
Zendesk Inc	989 Market St, San Francisco, CA 94103 United States	(4)(7)(10)	SOFR + 5.00%	9.33%		7/23/2024	11/22/2028			934,335	915,649	931,214	2.40%
Zorro Bidco Ltd	740 Waterside Drive, Aztec West, Almondsbury, Bristol, BS32 4UF, United Kingdom	(4)(5)(6)(7)(8)	S + 5.00%	9.70%		8/13/2024	8/13/2031		GBP	65,579	82,176	81,094	0.21%

											17,730,102	17,511,126	45.08%
Specialty Retail
CustomInk, LLC	2910 District Avenue Fairfax VA 22031 United States	(4)(11)(18)	SOFR + 5.98%	10.57%		1/7/2021	5/3/2026			36,866	36,672	36,866	0.09%
EG America, LLC	65 Flanders Rd, Westborough, MA 01581 United States	(6)(8)	SOFR + 4.25%	8.68%		12/10/2024	2/7/2028			12,120	12,120	12,245	0.03%
Mavis Tire Express Services Topco, Corp.	358 Saw Mill River Rd, Millwood, NY 10546 United States	(10)	SOFR + 3.50%	7.86%		7/18/2024	5/4/2028			27,626	27,626	27,847	0.07%
Metis Buyer, Inc.	358 Saw Mill River Rd, Millwood, NY 10546 United States	(4)(5)(7)(8)	SOFR + 3.25%	7.63%		5/4/2021	5/4/2026			5,040	4,986	5,028	0.01%
Runner Buyer, Inc.	8 Santa Fe Way Cranbury,NJ,8512 United States	(10)(17)	SOFR + 5.50%	10.11%		10/21/2021	10/20/2028			75,855	74,961	36,021	0.09%
StubHub Holdco Sub, LLC	160 Greentree Drive, Suite 101, Dover, Delaware, County of Kent, 19904 United States	(8)	SOFR + 4.75%	9.11%		3/15/2024	3/15/2030			11,210	11,202	11,252	0.03%

											167,567	129,259	0.32%
Technology Hardware, Storage & Peripherals
Lytx, Inc.	9785 Towne Centre Drive San Diego CA 92121 United States	(4)(11)	SOFR + 5.00%	9.48%		6/13/2024	2/28/2028			75,139	75,186	75,139	0.19%
Trading Companies & Distributors
FCG Acquisitions, Inc.	800 Concar Drive, Suite 100, San Mateo, CA 94402 United States	(9)	SOFR + 3.75%	8.22%		4/1/2021	3/31/2028			22,701	22,648	22,889	0.06%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Trading Companies & Distributors (continued)
Foundation Building Materials, Inc.	2520 Red Hill Avenue, Santa Ana, CA 92705 United States	(9)	SOFR + 3.25%	8.10%	1/29/2021	1/31/2028		14,614	14,440	14,427	0.04%
Hillman Group Inc	1280 Kemper Meadow Drive, Cincinnati, OH 45240, Unted States	(6)(9)	SOFR + 2.25%	6.61%	7/14/2021	7/14/2028		6,423	6,432	6,464	0.02%
Icebox Holdco III, Inc.	80 Pall Mall, London, SW1Y 5ES, United Kingdom	(9)	SOFR + 3.50%	8.09%	12/22/2021	12/22/2028		15,623	15,588	15,770	0.04%
Park River Holdings, Inc.	1 E. 4th Street Suite 1400, Cincinnati, OH, 45202 United States	(10)	SOFR + 3.25%	8.10%	1/7/2021	12/28/2027		45,678	45,384	44,692	0.12%
Porcelain Acquisition Corp.	20 Sanker Road, Dickson, TN 37055 United States	(4)(11)	SOFR + 6.00%	10.43%	4/30/2021	4/1/2027		81,066	80,283	75,797	0.20%
Red Fox CD Acquisition Corp	3916 Westpoint Blvd., Winston-Salem, NC 27103 United States	(4)(11)	SOFR + 6.00%	10.33%	3/4/2024	3/4/2030		114,246	111,964	114,246	0.29%
Sunsource Borrower, LLC	2301 Windsor Court, Suite A, Addison, IL 6010, United States	(8)	SOFR + 4.00%	8.46%	3/25/2024	3/25/2031		2,978	2,984	2,991	0.01%
White Cap Buyer, LLC	6250 Brook Hollow Parkway, Norcross, Georgia 30071 United States	(8)	SOFR + 3.25%	7.61%	6/13/2024	10/19/2029		16,915	16,877	16,969	0.04%
Windsor Holdings III LLC	3075 Highland Pkwy Ste 200 Downers Grove IL 60515 United States	(8)	SOFR + 3.50%	7.86%	9/20/2024	8/1/2030		8,859	8,859	8,980	0.02%

									325,459	323,225	0.84%
Transportation Infrastructure
Capstone Acquisition Holdings Inc	30 Technology Parkway South, Suite 200, Peachtree Corner, GA 30092 United States	(4)(7)(11)	SOFR + 4.50%	8.96%	8/29/2024	11/13/2029		95,890	95,382	95,869	0.25%
Enstructure, LLC	16 Laurel Avenue, Suite 300 Wellesley, MA 02481 United States	(4)(7)(9)(18)	SOFR + 6.27%	10.67%	6/10/2024	6/10/2029		230,696	227,772	229,335	0.59%
Frontline Road Safety, LLC	2714 Sherman Street, Grand Prairie, TX 75051 United States	(4)(10)	SOFR + 5.75%	10.21%	5/3/2021	5/3/2027		191,568	190,125	191,618	0.49%
Frontline Road Safety, LLC	2714 Sherman Street, Grand Prairie, TX 75051 United States	(4)(10)	SOFR + 5.75%	10.21%	12/15/2023	5/3/2027		22,390	22,081	22,390	0.06%
Frontline Road Safety, LLC	2714 Sherman Street, Grand Prairie, TX 75051 United States	(4)(5)(10)	SOFR + 5.75%	10.25%	12/15/2023	5/3/2027		22,378	22,069	22,378	0.06%
Helix TS, LLC	114 Capital Way Christiana, TN 37037, United States	(4)(10)	SOFR + 6.25%	10.99%	8/4/2021	8/4/2027		91,837	91,055	90,509	0.23%
Helix TS, LLC	114 Capital Way Christiana, TN 37037, United States	(4)(7)(10)	SOFR + 6.25%	11.01%	8/4/2021	8/4/2027		61,597	60,756	59,899	0.15%
Helix TS, LLC	114 Capital Way Christiana, TN 37037, United States	(4)(10)	SOFR + 6.25%	10.73%	12/22/2023	8/4/2027		13,760	13,564	13,554	0.03%
Helix TS, LLC	114 Capital Way Christiana, TN 37037, United States	(4)(5)(10)	SOFR + 6.25%	10.91%	12/14/2022	8/4/2027		983	972	968	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Transportation Infrastructure (continued)
Italian Motorway Holdings S.à r.l	Meif 6 Hra Italian Motorway Holdings SARL, Luxembourg	(4)(6)(8)	E + 5.25%	8.14%	4/28/2022	4/28/2029		EUR	236,429	244,606	244,955	0.63%
Roadsafe Holdings, Inc.	3331 Street Rd #430, Bensalem, PA 19020 United States	(4)(11)	SOFR + 5.75%	10.27%	4/19/2021	10/19/2027			71,538	70,851	69,407	0.18%
Roadsafe Holdings, Inc.	3331 Street Rd #430, Bensalem, PA 19020 United States	(4)(11)	SOFR + 5.75%	11.06%	1/31/2022	10/19/2027			76,109	75,605	73,841	0.19%
Roadsafe Holdings, Inc.	3331 Street Rd #430, Bensalem, PA 19020 United States	(4)(11)	SOFR + 5.75%	11.06%	4/19/2021	10/19/2027			54,639	54,569	52,999	0.14%
Roadsafe Holdings, Inc.	3331 Street Rd #430, Bensalem, PA 19020 United States	(4)(5)(11)	P + 4.75%	12.25%	9/11/2024	10/19/2027			4,346	4,268	4,216	0.01%
Safety Borrower Holdings LP	8814 Horizon Blvd, Northeast, Suite 100, Albuquerque, NM 87113, United States	(4)(11)	SOFR + 5.25%	9.72%	9/1/2021	9/1/2027			47,308	47,109	47,308	0.12%
Safety Borrower Holdings LP	8814 Horizon Blvd, Northeast, Suite 100, Albuquerque, NM 87113, United States	(4)(5)(7)(11)	P + 4.25%	11.75%	9/1/2021	9/1/2027			839	824	805	0.00%
Sam Holding Co, Inc.	7414 Circle17 South, Sebring, FL 33876, United States	(4)(11)	SOFR + 5.50%	10.01%	9/24/2021	9/24/2027			147,060	145,773	147,110	0.38%
Sam Holding Co, Inc.	7414 Circle17 South, Sebring, FL 33876, United States	(4)(11)	SOFR + 5.50%	10.23%	9/19/2023	9/24/2027			63,200	62,341	63,200	0.16%
Sam Holding Co, Inc.	7414 Circle17 South, Sebring, FL 33876, United States	(4)(11)	SOFR + 5.50%	10.13%	9/19/2023	9/24/2027			39,794	39,245	39,794	0.10%
Sam Holding Co, Inc.	7414 Circle17 South, Sebring, FL 33876, United States	(4)(11)	SOFR + 5.50%	10.28%	9/24/2021	9/24/2027			45,650	45,259	45,650	0.12%
Sam Holding Co, Inc.	7414 Circle17 South, Sebring, FL 33876, United States	(4)(5)(7)(11)	P + 4.50%	13.00%	9/24/2021	3/24/2027			7,200	7,006	7,200	0.02%
Sam Holding Co, Inc.	7414 Circle17 South, Sebring, FL 33876, United States	(4)(5)(7)(11)	SOFR + 5.50%	10.12%	9/5/2024	9/24/2027			24,400	24,069	24,038	0.06%
TRP Infrastructure Services, LLC	2411 Minnis Dr, Haltom City, TX 76117, United States	(4)(11)	SOFR + 5.50%	10.24%	7/9/2021	7/9/2027			71,477	70,886	70,780	0.18%
TRP Infrastructure Services, LLC	2411 Minnis Dr, Haltom City, TX 76117, United States	(4)(5)(7)(11)	SOFR + 5.50%	9.99%	12/2/2024	7/9/2027			24,493	24,160	24,148	0.06%

										1,640,347	1,641,971	4.21%
Wireless Telecommunication Services
CCI Buyer, Inc.	300 N. LaSalle St, Suite 5600, Chicago 60602 United States	(10)	SOFR + 4.00%	8.33%	1/7/2021	12/17/2027			20,920	20,910	20,967	0.05%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)		Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non- controlled/non-affiliated (continued)
Wireless Telecommunication Services (continued)
CyrusOne Revolving Warehouse	2850 N Harwood St., Suite 2200, Dallas, Texas 75201, United States	(4)(5)(6)(7)(8)	SOFR + 3.00%	7.59%		7/12/2024	7/2/2027		76,425	75,257	76,425	0.20%

										96,167	97,392	0.25%

Total First Lien Debt - non-controlled/non-affiliated										61,697,220	61,173,329	157.35%

First Lien Debt - controlled/ affiliated
Chemicals
Pigments Services, Inc.	1 Concorde Gate, Suite 608, Toronto, Ontario, Canada	(4)(6)(11)(16)(17)	SOFR + 8.25%	12.69 PIK	%	4/14/2023	4/14/2029		23,176	15,191	7,699	0.02%
Pigments Services, Inc.	1 Concorde Gate, Suite 608, Toronto, Ontario, Canada	(4)(6)(11)(16)	SOFR + 8.25%	12.69 PIK	%	4/14/2023	4/14/2029		11,317	11,317	11,317	0.03%

										26,508	19,016	0.05%
Insurance
CFCo, LLC (Benefytt Technologies, Inc.)	15438 North Florida Avenue, Suite 201, Tampa, FL 33613, United States	(4)(5)(8)(16)(17)(18)	0.00%	0.00%		9/11/2023	9/13/2038		86,098	12,571	—	0.00%
Daylight Beta Parent, LLC (Benefytt Technologies, Inc.)	15438 North Florida Avenue, Suite 201, Tampa, FL 33613, United States	(4)(5)(8)(16)(17)(18)	10.00%	10.00 PIK	%	9/11/2023	9/12/2033		54,791	49,530	12,744	0.03%

										62,101	12,744	0.03%
Oil, Gas & Consumable Fuels
Pibb Member, LLC	345 Park Avenue, 30th Floor, New York, NY, 10154 United States	(4)(5)(6)(8)(16)	6.41%	6.41%		11/22/2024	11/22/2049		2,250	2,250	2,250	0.01%
Professional Services
Material Holdings, LLC	1900 Avenue of the Stars Ste 1600 19th floor Los Angeles, CA 90067 United States	(4)(5)(7)(10)(16)	SOFR + 6.00%	10.43 (incl. 8.22 PIK	% % )	6/14/2024	8/19/2027		232,743	230,875	232,369	0.60%
Material Holdings, LLC	1900 Avenue of the Stars Ste 1600 19th floor Los Angeles, CA 90067 United States	(4)(5)(10)(16)(17)	SOFR + 6.00%	10.43 PIK	%	6/14/2024	8/19/2027		57,523	57,075	15,566	0.04%

										287,950	247,935	0.64%

Total First Lien Debt - controlled/affiliated										378,809	281,945	0.73%

Total First Lien Debt										62,076,029	61,455,274	158.08%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Second Lien Debt
Second Lien Debt - non- controlled/non-affiliated
Aerospace & Defense
Atlas CC Acquisition Corp.	9465 Wilshire Blvd, Suite 300 Beverly Hills, CA 90212 United States	(4)(10)	SOFR + 7.63%	12.40%	5/25/2021	5/25/2029			44,520	44,153	27,380	0.07%
Peraton Corp.	12975 Worldgate Drive, Herndon, VA 20170 United States	(10)	SOFR + 7.75%	12.36%	5/6/2021	2/1/2029			53,259	52,849	43,594	0.11%

										97,002	70,974	0.18%
Commercial Services & Supplies
DG Investment Intermediate Holdings 2, Inc.	One Commerce Drive, Schaumburg, Illinois 60173 United States	(10)	SOFR + 6.75%	11.22%	3/31/2021	3/30/2029			29,464	29,386	29,404	0.08%
OMNIA Partners, LLC	5001 Aspen Grove Drive Franklin, TN 37067, United States	(4)(8)	SOFR + 5.00%	9.62%	5/31/2024	5/31/2032			165,000	164,236	165,000	0.42%

										193,622	194,404	0.50%
Construction & Engineering
Thermostat Purchaser III, Inc.	10 Parkway North Suite 100 Deerfield,IL,60015 United States	(4)(10)	SOFR + 7.25%	11.76%	8/31/2021	8/31/2029			32,783	32,497	32,619	0.08%
Health Care Providers & Services
Canadian Hospital Specialties Ltd.	2060 Winston Park Drive, Suite 400, Oakville, Ontario L6H 5R7 Canada	(4)(6)(8)	8.75%	8.75%	4/15/2021	4/15/2029		CAD	3,800	3,002	2,425	0.01%
CD&R Artemis UK Bidco Ltd.	26 Southampton Buildings, 8th Floor, Holborn Gate London, WC2A 1AN United Kingdom	(4)(6)(8)	S + 7.50%	12.20%	8/19/2021	8/19/2029		GBP	65,340	87,939	80,572	0.21%
CD&R Artemis UK Bidco Ltd.	26 Southampton Buildings, 8th Floor, Holborn Gate London, WC2A 1AN United Kingdom	(4)(6)(9)	SOFR + 7.35%	12.10%	12/31/2021	8/19/2029			15,000	14,773	14,475	0.04%
CD&R Artemis UK Bidco Ltd.	26 Southampton Buildings, 8th Floor, Holborn Gate London, WC2A 1AN United Kingdom	(4)(5)(6)(9)	SOFR + 7.35%	12.10%	3/31/2022	8/19/2029			10,000	9,843	9,650	0.02%
Jayhawk Buyer, LLC	8717 West 110th Street, Suite 300 Overland Park, KS 66210 United States	(4)(11)	SOFR + 8.75%	13.44%	5/26/2021	10/15/2027			6,537	6,480	6,014	0.02%

										122,037	113,136	0.30%
Health Care Technology
Project Ruby Ultimate Parent Corp	11711 West 79th Street Lenexa, Kansas 62214 United States	(4)(5)(10)	SOFR + 5.25%	9.97%	10/15/2024	3/10/2029			100,934	100,454	100,430	0.26%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Second Lien Debt - non- controlled/non-affiliated (continued)
Insurance
SQ ABS Issuer LLC	6800 West 115th Street Suite 2511 Overland Park KS 66211 United States	(4)(6)(8)	9.65%	9.65%	10/11/2024	10/20/2039			14,852	14,661	14,662	0.04%
Interactive Media & Services
Project Boost Purchaser, LLC	11660 Alpharetta Highway Suite 210 Roswell, GA 30076 United States	(8)	SOFR + 5.25%	9.90%	7/16/2024	7/16/2032			44,853	44,641	45,844	0.12%
Speedster Bidco GmbH	Bothestraße 11-15, 81675 München, Germany	(4)(6)(8)	CA + 5.50%	10.47%	12/10/2024	2/13/2032		CAD	681,018	476,792	464,293	1.19%

										521,433	510,137	1.31%
IT Services
Dcert Buyer, Inc.	2801 N Thanksgiving Way #500, Lehi 84043 United States	(8)	SOFR + 7.00%	11.36%	2/19/2021	2/19/2029			60,975	61,099	49,694	0.13%
Inovalon Holdings, Inc.	4321 Collington Rd, Bowie, MD 20716, United States	(4)(10)	SOFR + 10.50%	15.35 PIK %	11/24/2021	11/24/2033			126,551	124,737	126,551	0.33%

										185,836	176,245	0.46%
Life Sciences Tools & Services
Curia Global, Inc.	26 Corporate Circle Albany,NY,12203 United States	(4)(10)	SOFR + 6.50%	11.35%	9/1/2021	8/31/2029			45,977	45,441	41,839	0.11%
LSCS Holdings, Inc.	190 North Milwaukee Street Milwaukee,WI,53202 United States	(9)	SOFR + 8.00%	12.47%	12/16/2021	12/17/2029			40,000	39,627	38,600	0.10%

										85,068	80,439	0.21%
Machinery
Victory Buyer, LLC	50 East 153rd Street Bronx, NY 10451-2104 United States	(4)(9)	SOFR + 7.00%	11.47%	11/19/2021	11/19/2029			24,677	24,517	23,567	0.06%
Media
Houghton Mifflin, LLC	125 High St, Suite 900, Boston, MA 02110, United States	(4)(9)	SOFR + 8.50%	12.86%	4/7/2022	4/8/2030			80,500	79,421	79,695	0.21%
Celestial Saturn Parent, Inc.	40 Pacifica #900, Irvine, CA 92618 United States	(9)	SOFR + 6.50%	10.97%	6/4/2021	6/4/2029			67,488	67,114	66,005	0.17%
Deerfield Dakota Holding, LLC	55 East 52nd Street 31st Floorm Park Avenue Plaza, New York, NY 10055 United States	(10)	SOFR + 6.75%	11.34%	4/22/2021	4/7/2028			14,069	14,056	13,524	0.03%
Sedgwick Claims Management Services, Inc.	8125 Sedgwick Way, Memphis TN 38125 United States	(4)(6)(8)	SOFR + 5.00%	9.59%	7/31/2024	7/31/2032			230,000	227,821	229,425	0.59%
Thevelia US, LLC	Level 15, Manulife Place, 348 Kwun Tong Rd, Ngau Tau Kok, Hong Kong	(4)(6)(9)	SOFR + 6.00%	10.33%	6/17/2022	6/17/2032			182,046	178,321	182,046	0.47%

										487,312	491,000	1.26%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Second Lien Debt - non- controlled/non-affiliated (continued)
Software
Boxer Parent Company, Inc.	John Hancock Tower 200 Clarendon Street Boston MA 02116 United States	(8)	SOFR + 5.75%	10.34%	7/30/2024	7/30/2032			45,494	45,385	44,888	0.12%
CB Nike Holdco LLC	David Elazar 12 St’, Tel Aviv-Yaffo, 6107408 Israel	(4)(5)(11)	SOFR + 7.35%	11.87 PIK %	11/25/2024	11/26/2029			216,812	212,530	212,475	0.55%
Cloudera, Inc.	1001 Page Mill Road Building 3 Palo Alto,CA,94304 United States	(9)	SOFR + 6.00%	10.57%	10/8/2021	10/8/2029			66,697	66,365	65,613	0.17%
Delta Topco, Inc.	3111 Coronado Drive in Santa Clara, CA 95054 United States	(8)	SOFR + 5.25%	9.95%	5/1/2024	12/1/2030			87,913	87,517	89,320	0.23%
Flash Charm, Inc.	Brookhollow Ctr III, 2950 Nort Loop Freeway W, Suite 700 Houston TX 77092 United States	(8)	SOFR + 6.75%	11.47%	3/2/2021	3/2/2029			27,051	26,871	26,341	0.07%
Human Security, Inc.	111 W 33rd St 11TH Fl, New York, New York, 10001, United States	(4)(11)	SOFR + 6.75%	11.11%	7/22/2022	7/22/2027			50,000	49,552	47,750	0.12%
Human Security, Inc.	111 W 33rd St 11TH Fl, New York, New York, 10001, United States	(4)(11)	SOFR + 6.75%	11.34%	7/22/2022	7/22/2027			50,000	49,552	47,750	0.12%
IGT Holding II AB	Stureplan 4, Stockholm, 114 35 Sweden	(4)(5)(6)(8)	SOFR + 6.00%	10.77 PIK %	8/13/2024	8/27/2033			121,993	119,647	119,553	0.31%
Mandolin Technology Intermediate Holdings, Inc.	Nova Tower 1, 1 Allegheny Square, Suite 800, Pittsburgh, PA 15212, United States	(4)(9)	SOFR + 6.50%	10.98%	7/30/2021	7/30/2029			31,950	31,696	27,317	0.07%
Maverick Bidco Inc.	5001 Plaza on the Lake #111 Austin, TX 78746 United States	(4)(5)(10)	SOFR + 8.00%	13.34%	12/19/2023	5/18/2029			741	730	732	0.00%
Maverick Bidco Inc.	5001 Plaza on the Lake #111 Austin, TX 78746 United States	(5)(10)	SOFR + 6.75%	11.49%	5/18/2021	5/18/2029			18,000	17,956	17,670	0.05%
OT Luxco 2 S.à r.l.	2-4, rue Beck, L-1222 Luxembourg, Grand Duchy of Luxembourg	(4)(5)(6)(8)	E + 8.75%	11.81 PIK %	10/10/2024	9/30/2029		EUR	31,461	33,911	32,100	0.08%
Project Alpha Intermediate Holding Inc	211 South Gulph Road, Suite 500, King of Prussia, PA 19406 United States	(5)(9)	SOFR + 5.00%	9.52%	11/21/2024	11/21/2032			49,542	49,295	50,348	0.13%
Vision Solutions, Inc.	15300 Barranca Parkway Suite 100 Irvine CA 92618 United States	(10)	SOFR + 7.25%	12.10%	4/23/2021	4/23/2029			41,439	41,267	40,097	0.10%

										832,274	821,954	2.12%
Trading Companies & Distributors
Icebox Holdco III, Inc.	80 Pall Mall, London, SW1Y 5ES, United Kingdom	(9)	SOFR + 6.75%	11.34%	12/22/2021	12/21/2029			14,000	13,912	14,198	0.04%

Total Second Lien Debt - non-controlled/non-affiliated										2,790,046	2,723,460	7.03%

Total Second Lien Debt										2,790,046	2,723,460	7.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Unsecured Debt
Unsecured Debt - non- controlled/non-affiliated
Biotechnology
AbbVie Inc	1 N. Waukegan Road, North Chicago, Illinois 60064, United States	(5)(6)(8)	4.80%	4.80%	9/10/2024	3/15/2029			1,000	1,030	1,000	0.00%
Amgen Inc	One Amgen Center Drive, Thousand Oaks, CA 91320, United States	(5)(6)(8)	5.15%	5.15%	9/10/2024	3/2/2028			1,000	1,028	1,008	0.00%
Biogen Inc	225 Binney Street, Cambridge, MA 02142, United States	(5)(6)(8)	2.25%	2.25%	9/10/2024	5/1/2030			1,000	901	865	0.00%
Gilead Sciences Inc	333 Lakeside Drive Foster City, CA 94404, United States	(5)(6)(8)	1.65%	1.65%	9/10/2024	10/1/2030			1,000	872	837	0.00%
Regeneron Pharmaceuticals Inc	777 Old Saw Mill River Road, Tarrytown, NY 10591, United States	(5)(6)(8)	1.75%	1.75%	9/10/2024	9/15/2030			1,000	874	833	0.00%

										4,705	4,543	0.00%
Health Care Equipment & Supplies
Abbott Laboratories	100 Abbott Park Road, Abbott Park, Illinois 60064, United States	(5)(6)(8)	1.40%	1.40%	9/10/2024	6/30/2030			1,000	885	846	0.00%
Alcon Finance Corp	Avenue Louis-Casaï 58, Geneva, Switzerland	(5)(6)(8)	2.60%	2.60%	9/10/2024	5/27/2030			1,000	919	884	0.00%
Becton Dickinson & Co	18-03 NJ-208, Franklin Lakes, NJ 07417, United States	(5)(6)(8)	5.08%	5.08%	9/10/2024	6/7/2029			1,000	1,033	1,007	0.00%
Boston Scientific Corp	300 Boston Scientific Way, Marlborough, MA 01752, United States	(5)(6)(8)	2.65%	2.65%	9/10/2024	6/1/2030			1,000	928	893	0.00%

										3,765	3,630	0.00%
Health Care Technology
Healthcomp Holding Company, LLC	621 Santa Fe Ave. Fresno, CA 93721 United States	(4)(5)(8)	13.75%	13.75 PIK %	11/8/2023	11/8/2031			21,191	20,710	20,926	0.05%
IT Services
PPT Holdings III, LLC	5910 Landerbrook Drive, Mayfield Heights, OH 44124 United States	(4)(5)(8)	12.75%	12.75 PIK %	3/25/2024	3/27/2034			8,555	8,376	8,512	0.02%
Life Sciences Tools & Services
Thermo Fisher Scientific Inc.	168 Third Avenue, Waltham, MA 02451, United States	(5)(6)(8)	5.00%	5.00%	9/10/2024	1/31/2029			1,000	1,036	1,008	0.00%
Machinery
Bidco 76 S.p.A.	Piazza Fontana 6, 20122, Milan Italy	(4)(6)(7)(8)	E + 5.00%	7.71%	12/11/2024	12/10/2031		EUR	125,678	129,371	127,677	0.33%
Pharmaceuticals
Astrazeneca Finance LLC	1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, Cambridgeshire CB2 0AA, United Kingdom	(5)(6)(8)	4.85%	4.85%	9/10/2024	2/26/2029			1,000	1,031	1,002	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Unsecured Debt - non- controlled/non-affiliated (continued)
Pharmaceuticals (continued)
Bristol-Myers Squibb Co	Route 206 & Province Line Road , Princeton, New Jersey 08543, United States	(5)(6)(8)	4.90%	4.90%	9/10/2024	2/22/2029			1,000	1,033	1,005	0.00%
Eli Lilly & Co	893 Delaware St, Indianapolis, IN 46225, United States	(5)(6)(8)	4.20%	4.20%	9/10/2024	8/14/2029			1,000	1,012	979	0.00%
GlaxoSmithKline Capital PLC	79 New Oxford Street, London, England WC1A 1DG, United Kingdom	(5)(6)(8)	3.38%	3.38%	9/10/2024	6/1/2029			1,000	975	946	0.00%
Johnson & Johnson	1 Johnson And Johnson Plaza, New Brunswick, New Jersey, 08933, United States	(5)(6)(8)	4.80%	4.80%	9/10/2024	6/1/2029			1,000	1,042	1,010	0.00%
Merck & Co Inc	126 East Lincoln Avenue P.O. Box 2000. Rahway, NJ 07065, United States	(5)(6)(8)	4.30%	4.30%	9/10/2024	5/17/2030			1,000	1,016	982	0.00%
Novartis Capital Corp	Forum 1, Novartis Campus, Basel, Switzerland	(5)(6)(8)	2.20%	2.20%	9/10/2024	8/14/2030			1,000	916	876	0.00%
Novo Nordisk Finance Netherlands BV	Novo Allé, 2880 Bagsvaerd, Denmark	(5)(6)(8)	3.13%	3.13%	9/10/2024	1/21/2029		EUR	1,000	1,118	1,051	0.00%
Pfizer Inc	66 Hudson Boulevard East, New York, NY, 10001, United States	(5)(6)(8)	1.70%	1.70%	9/10/2024	5/28/2030			1,000	889	852	0.00%
Roche Holdings Inc	Grenzacherstrasse 124, Basel, Switzerland	(5)(6)(8)	4.20%	4.20%	9/10/2024	9/9/2029			1,000	1,008	978	0.00%
Takeda Pharmaceutical Co Ltd	12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan	(5)(6)(8)	2.05%	2.05%	9/10/2024	3/31/2030			1,000	896	862	0.00%
Teva Pharmaceutical Finance Netherlands III B.V.	Piet Heinkade 107, Amsterdam, Netherlands	(5)(6)(8)	3.15%	3.15%	9/10/2024	10/1/2026			1,000	964	962	0.00%

										11,900	11,505	0.00%

Total Unsecured Debt - non-controlled/non-affiliated										179,863	177,801	0.40%

Total Unsecured Debt										179,863	177,801	0.40%

Structured Finance Obligations
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated
Financial Services
522 Funding CLO 2020-6, Ltd.	522 5th Avenue New York,NY,10036 United States	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	11/9/2021	10/23/2034			3,000	3,000	3,008	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Allegro Clo VIII-S Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park P.O. Box 1350, Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 8.00%	12.56%	10/3/2024	10/15/2037		2,000	2,000	2,026	0.01%
Allegro CLO XIII Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park P.O. Box 1350, Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.87%	11.49%	5/25/2021	7/20/2034		2,500	2,452	2,518	0.01%
Allegro Clo XVIII Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park P.O. Box 1350, Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.36%	10.67%	10/30/2024	1/25/2038		1,225	1,176	1,182	0.00%
Allegro Clo XVIII Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park P.O. Box 1350, Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 7.50%	11.81%	10/30/2024	1/25/2038		2,225	2,225	2,236	0.01%
Apidos Clo XXV	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 5.35%	9.68%	12/17/2024	1/20/2037		4,000	4,000	4,020	0.01%
Apidos CLO XXXIII	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.61%	11.89%	9/14/2021	10/24/2034		5,000	4,962	5,040	0.01%
Apidos CLO XXXVI	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.21%	10.83%	7/28/2021	7/20/2034		8,500	8,500	8,535	0.02%
ARES LI CLO Ltd	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	11/1/2024	10/15/2037		4,000	4,000	4,106	0.01%
Ares Loan Funding VI Ltd	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.40%	11.41%	5/24/2024	7/10/2037		2,000	2,000	2,061	0.01%
Ares Loan Funding VIII Ltd	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 5.25%	9.58%	12/19/2024	1/24/2038		3,000	3,000	3,015	0.01%
Ares LVI CLO Ltd	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 5.35%	9.68%	12/27/2024	1/25/2038		9,000	9,000	9,045	0.02%
Ares LX CLO LTD	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.51%	11.14%	5/6/2021	7/18/2034		5,000	4,979	5,032	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Ares LXII CLO, Ltd.	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	11/18/2021	1/25/2034		9,000	9,000	9,035	0.02%
Bain Capital Credit CLO 2020-4 Ltd	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(5)(6)(8)	SOFR + 7.98%	12.60%	10/11/2023	10/20/2036		5,500	5,350	5,724	0.01%
Bain Capital Credit CLO 2022-6 Ltd	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	10/25/2024	1/22/2038		2,000	2,000	2,026	0.01%
Bain Capital Credit CLO 2024-3 Ltd	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(5)(6)(8)	SOFR + 6.25%	11.59%	5/16/2024	7/16/2037		2,500	2,500	2,575	0.01%
Balboa Bay Loan Funding 2021-2, Ltd.	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.86%	11.48%	10/20/2021	1/20/2035		7,000	6,946	7,020	0.02%
Balboa Bay Loan Funding 2024-1 Ltd	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.25%	11.60%	5/17/2024	7/20/2037		2,300	2,300	2,338	0.01%
Barings CLO Ltd 2018-II	190 Elgin Avenue Grand Cayman George Town, KY 1-9008 KY	(4)(5)(6)(8)	SOFR + 6.90%	12.00%	8/9/2024	7/15/2036		4,000	4,000	4,125	0.01%
Barings Clo Ltd 2019-IV	190 Elgin Avenue Grand Cayman George Town, KY 1-9008 KY	(4)(5)(6)(8)	SOFR + 6.40%	11.06%	5/13/2024	7/15/2037		5,000	5,000	5,129	0.01%
Barings CLO Ltd 2021-II	190 Elgin Avenue Grand Cayman George Town, KY 1-9008 KY	(4)(5)(6)(8)	SOFR + 6.51%	11.17%	7/14/2021	7/15/2034		6,000	6,000	6,034	0.02%
Barings CLO Ltd 2021-III	190 Elgin Avenue Grand Cayman George Town, KY 1-9008 KY	(4)(5)(6)(8)	SOFR + 6.91%	11.54%	11/17/2021	1/18/2035		7,200	7,200	7,110	0.02%
Barings Clo Ltd 2022-II	190 Elgin Avenue Grand Cayman George Town, KY 1-9008 KY	(4)(5)(6)(8)	SOFR + 6.90%	11.56%	7/2/2024	7/15/2039		5,000	5,000	5,123	0.01%
Barings CLO Ltd 2023-IV	190 Elgin Avenue Grand Cayman George Town, KY 1-9008 KY	(4)(5)(6)(8)	SOFR + 7.59%	12.21%	12/6/2023	1/20/2037		3,000	2,972	3,126	0.01%
Benefit Street Partners CLO XX	190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 7.01%	12.31%	8/9/2021	7/15/2034		6,500	6,500	6,547	0.02%
Benefit Street Partners CLO XXVI Ltd	190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.00%	10.62%	7/3/2024	7/20/2037		3,000	3,000	3,058	0.01%
Benefit Street Partners, LLC BSP 2020-21A	190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.96%	11.62%	8/25/2021	10/15/2034		3,000	2,976	3,022	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
BlueMountain CLO XXIX Ltd	280 Park Ave 12th Floor, New York, NY 10017 United States	(4)(5)(6)(8)	SOFR + 7.12%	11.75%	7/15/2021	7/25/2034		2,750	2,697	2,769	0.01%
Broad River Ltd 2020-1	C/O MaplesFS Limited PO Box 1093, Queensgate House, Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	5/17/2021	7/20/2034		7,000	6,956	7,037	0.02%
Carlyle US CLO 2018-4, Ltd.	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.43%	11.30%	7/23/2024	10/17/2037		1,000	971	1,019	0.00%
Carlyle US CLO 2018-4, Ltd.	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 7.86%	12.73%	7/23/2024	10/17/2037		5,000	5,024	5,153	0.01%
Carlyle US CLO 2020-1, Ltd.	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.51%	11.13%	7/14/2021	7/20/2034		11,500	11,500	11,579	0.03%
Carlyle US CLO 2022-4 Ltd	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.75%	11.38%	7/12/2024	7/25/2036		4,000	4,000	4,076	0.01%
Carlyle US CLO 2023-5 Ltd	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 7.90%	12.52%	11/10/2023	1/27/2036		7,000	6,872	7,267	0.02%
Carlyle US CLO 2024-8 Ltd	c/o Walkers Fiduciary, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands	(4)(5)(6)(8)	SOFR + 5.50%	9.84%	11/22/2024	1/25/2037		4,000	4,000	4,021	0.01%
Carval CLO V-C, LTD.	15 Esplanade St Helier St Helier, JE1 1RB JE	(4)(5)(6)(8)	SOFR + 7.01%	11.67%	11/24/2021	10/15/2034		8,000	7,939	8,076	0.02%
Carval CLO VI-C, LTD.	15 Esplanade St Helier St Helier, JE1 1RB JE	(4)(5)(6)(8)	SOFR + 7.33%	11.95%	4/22/2022	4/21/2034		8,750	8,682	8,816	0.02%
Carval Clo VIII-C Ltd	15 Esplanade St Helier St Helier, JE1 1RB JE	(4)(5)(6)(8)	SOFR + 7.60%	12.23%	9/13/2024	10/22/2037		2,000	2,000	2,061	0.01%
Carval Clo X-C Ltd	15 Esplanade St Helier St Helier, JE1 1RB JE	(4)(5)(6)(8)	SOFR + 6.15%	11.44%	6/13/2024	7/20/2037		3,000	3,000	3,071	0.01%
CarVal CLO XI C Ltd	15 Esplanade St Helier St Helier, JE1 1RB JE	(4)(5)(6)(8)	SOFR + 6.35%	11.02%	8/14/2024	10/20/2037		3,000	3,000	3,090	0.01%
CBAM 2017-1 LTD	C/O APPLEBY GLOBAL SERVICES (CAYMAN) LIMITED, 71 FORT STREET, PO BOX 500, GEORGE TOWN, KY1-1106, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.93%	11.27%	11/5/2024	1/20/2038		10,000	9,800	10,052	0.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
CBAM 2018-8 Ltd	One Vanderbilt Ave, Suite 3400, New York, NY, 10017 United States	(4)(5)(6)(8)	SOFR + 7.40%	12.06%	5/10/2024	7/15/2037		4,000	4,000	4,095	0.01%
CBAM 2018-8 Ltd	One Vanderbilt Ave, Suite 3400, New York, NY, 10017 United States	(4)(5)(6)(8)	SOFR + 6.37%	11.03%	5/10/2024	7/15/2037		1,000	963	1,003	0.00%
CIFC Funding 2019-III, Ltd.	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park PO Box 1350 Grand Cayman, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 7.06%	11.71%	8/16/2021	10/16/2034		8,000	8,000	8,066	0.02%
Dryden 112 CLO, Ltd.	3 Gateway Center 14th Floor Newark,NJ,7102 United States	(4)(5)(6)(8)	SOFR + 7.75%	12.27%	11/9/2023	11/15/2036		4,900	4,793	4,943	0.01%
Dryden 78 CLO Ltd	3 Gateway Center 14th Floor Newark,NJ,7102 United States	(4)(5)(6)(8)	SOFR + 7.70%	12.35%	4/4/2024	4/17/2037		4,000	4,000	4,080	0.01%
Dryden 78 CLO Ltd	3 Gateway Center 14th Floor Newark,NJ,7102 United States	(4)(5)(6)(8)	SOFR + 6.63%	11.28%	4/4/2024	4/17/2037		1,000	978	1,013	0.00%
Dryden 95 CLO, Ltd.	3 Gateway Center 14th Floor Newark,NJ,7102 United States	(4)(5)(6)(8)	SOFR + 6.41%	11.54%	7/29/2021	8/20/2034		8,000	8,000	7,759	0.02%
Eaton Vance CLO 2019-1 Ltd	One Post Office Square Boston, MA 02110, United States	(4)(5)(6)(8)	SOFR + 6.40%	11.06%	5/9/2024	7/15/2037		5,000	5,000	5,134	0.01%
Elmwood CLO 22 Ltd	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19801 United States	(4)(5)(6)(8)	SOFR + 6.50%	11.15%	2/8/2023	4/17/2036		3,500	3,467	3,444	0.01%
Elmwood CLO 30 Ltd	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19801 United States	(4)(5)(6)(8)	SOFR + 7.25%	12.55%	5/22/2024	7/17/2037		4,500	4,502	4,507	0.01%
Flatiron RR CLO 22, LLC	51 Madison Avenue 2nd Floor New York,NY,10010 United States	(4)(5)(6)(8)	SOFR + 6.46%	11.02%	9/27/2021	10/15/2034		5,000	5,000	5,042	0.01%
Fort Washington CLO 2021-2, Ltd.	303 Broadway Suite 1200 Cincinnati,OH,45202 United States	(4)(5)(6)(8)	SOFR + 6.87%	11.49%	8/4/2021	10/20/2034		13,000	12,885	13,054	0.03%
Galaxy 30 CLO Ltd	C/O INTERTRUST SPV (CAYMAN) LIMITED One Nexus Way, Camana Bay, KY1-9005 KY	(4)(5)(6)(8)	SOFR + 5.90%	10.30%	12/9/2024	1/15/2038		5,000	5,000	5,026	0.01%
Galaxy XXV CLO, Ltd.	C/O INTERTRUST SPV (CAYMAN) LIMITED One Nexus Way, Camana Bay, KY1-9005 KY	(4)(5)(6)(8)	SOFR + 6.50%	11.13%	4/19/2024	4/25/2036		4,000	4,000	4,052	0.01%
Galaxy 32 CLO Ltd	C/O INTERTRUST SPV (CAYMAN) LIMITED One Nexus Way, Camana Bay, KY1-9005 KY	(4)(5)(6)(8)	SOFR + 7.33%	11.95%	9/22/2023	10/20/2036		2,140	2,121	2,183	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Goldentree Loan Management US Clo 15 Ltd	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.50%	11.12%	8/18/2023	10/20/2036		6,500	6,443	6,683	0.02%
GoldenTree Loan Management US CLO 16 Ltd	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 8.50%	13.12%	11/15/2023	1/20/2034		4,000	3,993	4,010	0.01%
Goldentree Loan Management US Clo 18 Ltd	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 8.50%	13.12%	10/20/2023	1/20/2037		5,000	4,935	5,085	0.01%
GoldenTree Loan Management US CLO 23 Ltd	C/O MaplesFS Limited PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 7.75%	12.10%	11/26/2024	1/20/2039		3,500	3,472	3,264	0.01%
Gulf Stream Meridian 7, Ltd.	4350 Congress Street, Charlotte, NC 28209 United States	(4)(5)(6)(8)	SOFR + 6.85%	11.50%	2/18/2022	7/15/2035		5,000	4,960	5,019	0.01%
Halseypoint Clo 5, Ltd.	C/O Walkers Fiduciary Limited 190 Elgin Avenue Grand Cayman George Town, KY1-9008 KY	(4)(5)(6)(8)	SOFR + 7.20%	11.71%	11/19/2021	1/30/2035		9,500	9,354	9,544	0.02%
HPS Loan Management 15-2019 Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park, PO Box 1350 Grand Cayman, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.80%	11.64%	2/8/2022	1/22/2035		4,000	3,969	4,028	0.01%
HPS Loan Management 2024-20 Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park, PO Box 1350 Grand Cayman, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.20%	11.54%	5/15/2024	7/25/2037		2,000	2,000	2,010	0.01%
Invesco CLO 2022-3 Ltd	331 Spring Street NW, Suite 2500 Atlanta, GA 30309, United States	(4)(5)(6)(8)	SOFR + 6.75%	11.38%	9/30/2024	10/22/2037		3,500	3,485	3,571	0.01%
Jamestown CLO XIV, Ltd.	280 Park Avenue New York,NY,10017 United States	(4)(5)(6)(8)	SOFR + 7.46%	12.08%	9/23/2021	10/20/2034		10,000	9,848	10,057	0.03%
Jamestown CLO XV, Ltd.	280 Park Avenue New York,NY,10017 United States	(4)(5)(6)(8)	SOFR + 7.06%	11.72%	5/28/2024	7/15/2035		3,000	2,972	3,021	0.01%
Magnetite XXXII Ltd	WALKERS FIDUCIARY LIMITED 190 Elgin Avenue, George Town George Town, KY1-9008 KY	(4)(5)(6)(8)	SOFR + 6.90%	11.56%	3/7/2022	4/15/2035		5,000	5,000	5,036	0.01%
MidOcean Credit CLO XIII Ltd	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(5)(6)(8)	SOFR + 7.80%	12.42%	11/16/2023	1/21/2037		9,500	9,150	9,841	0.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
MidOcean Credit CLO XIV Ltd	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(5)(6)(8)	SOFR + 7.40%	12.06%	2/15/2024	4/15/2037		3,500	3,500	3,559	0.01%
MidOcean Credit CLO XI Ltd	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(5)(6)(8)	SOFR + 6.00%	10.32%	11/25/2024	1/18/2036		2,000	2,000	2,010	0.01%
Morgan Stanley Eaton Vance Clo 2021-1, Ltd.	71 Fort Street PO Box 500 Grand Cayman George Town, KY1-1106 KY	(4)(5)(6)(8)	SOFR + 7.01%	11.57%	9/24/2021	10/20/2034		6,500	6,500	6,528	0.02%
Morgan Stanley Eaton Vance CLO 2023-19A Ltd	71 Fort Street PO Box 500 Grand Cayman George Town, KY1-1106 KY	(4)(5)(6)(8)	SOFR + 6.10%	10.67%	10/16/2024	10/20/2037		2,200	2,200	2,274	0.01%
Neuberger Berman Loan Advisers CLO 38, Ltd.	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.51%	11.13%	9/27/2021	10/20/2035		11,000	11,000	11,057	0.03%
Neuberger Berman Loan Advisers CLO 30, Ltd.	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 5.15%	9.44%	12/23/2024	1/20/2039		3,500	3,500	3,518	0.01%
Northwoods Capital XI-B Ltd	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 7.35%	11.97%	7/3/2024	7/19/2037		3,412	3,356	3,412	0.01%
Oaktree CLO 2019-3 Ltd	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071 United States	(4)(5)(6)(8)	SOFR + 6.75%	11.28%	10/24/2024	1/20/2038		5,000	5,000	5,112	0.01%
OCP CLO 2021-22, Ltd.	c/o Ocorian Trust (Cayman) Limited Windward 3, Regatta Office Park PO Box 1350 Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 5.75%	10.27%	10/18/2024	10/20/2037		2,000	2,000	2,024	0.01%
OCP CLO 2020-18 Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3, Regatta Office Park PO Box 1350 Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.25%	11.38%	7/30/2024	7/20/2037		1,000	1,000	1,029	0.00%
OCP CLO 2017-13 Ltd	c/o Ocorian Trust (Cayman) Limited Windward 3, Regatta Office Park PO Box 1350 Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 5.90%	10.42%	11/5/2024	11/26/2037		5,000	5,000	5,154	0.01%
Octagon 55, Ltd	250 Park Avenue 15th Floor New York,NY,10177 United States	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	7/1/2021	7/20/2034		11,000	10,899	10,834	0.03%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Octagon Investment Partners 41, Ltd.	250 Park Avenue 15th Floor New York,NY,10177 United States	(4)(5)(6)(8)	SOFR + 7.39%	12.05%	9/24/2021	10/15/2033		2,500	2,491	2,513	0.01%
Onex Credit Partners OCP 2020-19A	c/o Ocorian Trust (Cayman) Limited Windward 3, Regatta Office Park PO Box 1350 Grand Cayman George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	8/6/2021	10/20/2034		4,250	4,103	4,279	0.01%
Orion CLO 2024-4 LTD	C/O APPLEBY GLOBAL SERVICES (CAYMAN) LIMITED PO BOX 500, 71 FORT STREET, GRAND CAYMAN, KY1-1106 CAYMAN ISLANDS	(4)(5)(6)(8)	SOFR + 6.00%	10.49%	10/25/2024	10/20/2037		5,000	5,000	5,023	0.01%
Palmer Square CLO 2015-1, Ltd.	PO Box 1093 Queensgate House South Church Street George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.28%	5/25/2021	5/21/2034		2,000	1,926	2,009	0.01%
Palmer Square CLO 2019-1, Ltd.	PO Box 1093 Queensgate House South Church Street George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.28%	11/16/2021	11/14/2034		13,000	13,003	13,072	0.03%
Palmer Square CLO 2022-1, Ltd.	PO Box 1093 Queensgate House South Church Street George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.35%	10.97%	1/24/2022	4/20/2035		2,500	2,500	2,515	0.01%
Palmer Square CLO 2023-3 Ltd	PO Box 1093 Queensgate House South Church Street George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 7.83%	12.45%	11/17/2023	1/20/2037		10,000	9,908	10,345	0.03%
Parallel 2020-1 Ltd	2002 North Tampa Street, Suite 200, Tampa, FL 33602 United States	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	6/14/2021	7/20/2034		3,500	3,439	3,510	0.01%
Park Avenue Institutional Advisers CLO Ltd 2022-1	10 Hudson Yards New York, NY, 10001-2157 United States	(4)(5)(6)(8)	SOFR + 7.29%	11.91%	2/11/2022	4/20/2035		6,000	5,858	6,024	0.02%
Pikes Peak CLO 10	C/O TMF (Cayman) Ltd. 2nd Floor The Grand Pavilion Commercial Centre 802 West Bay Road, Grand Cayman, KY1-1003 Cayman Islands	(4)(5)(6)(8)	SOFR + 5.90%	10.29%	11/22/2024	1/22/2038		5,000	5,000	5,026	0.01%
Pikes Peak Clo 17 Ltd	C/O TMF (Cayman) Ltd. 2nd Floor The Grand Pavilion Commercial Centre 802 West Bay Road, Grand Cayman, KY1-1003 Cayman Islands	(4)(5)(6)(8)	SOFR + 5.75%	10.27%	11/1/2024	1/15/2038		4,000	4,000	4,019	0.01%
Pikes Peak CLO 3	C/O TMF (Cayman) Ltd. 2nd Floor The Grand Pavilion Commercial Centre 802 West Bay Road, Grand Cayman, KY1-1003 Cayman Islands	(4)(5)(6)(8)	SOFR + 6.87%	11.50%	8/13/2021	10/25/2034		3,000	3,010	3,021	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Pikes Peak CLO 5	C/O TMF (Cayman) Ltd. 2nd Floor The Grand Pavilion Commercial Centre 802 West Bay Road, Grand Cayman, KY1-1003 Cayman Islands	(4)(5)(6)(8)	SOFR + 6.90%	11.51%	9/19/2024	10/20/2037		1,000	1,000	1,014	0.00%
Pikes Peak CLO 8	C/O TMF (Cayman) Ltd. 2nd Floor The Grand Pavilion Commercial Centre 802 West Bay Road, Grand Cayman, KY1-1003 Cayman Islands	(4)(5)(6)(8)	SOFR + 5.75%	10.04%	12/19/2024	1/20/2038		1,000	1,000	1,005	0.00%
Post CLO 2021-1, Ltd.	C/O MAPLESFS LIMITED PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.71%	11.37%	7/30/2021	10/15/2034		6,000	6,000	6,042	0.02%
Post CLO 2022-1, Ltd.	C/O MAPLESFS LIMITED PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.75%	11.37%	2/15/2022	4/20/2035		5,000	4,981	5,019	0.01%
Post CLO 2024-1, Ltd.	C/O MAPLESFS LIMITED PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.80%	11.42%	2/6/2024	4/20/2037		2,500	2,500	2,570	0.01%
PPM CLO 4, Ltd.	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	9/29/2021	10/18/2034		6,775	6,775	6,384	0.02%
PPM CLO 5, Ltd.	PO Box 1093 Queensgate House Grand Cayman George Town, KY1-1102 KY	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	9/17/2021	10/18/2034		4,800	4,800	4,659	0.01%
Rad CLO 14, Ltd.	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 6.76%	11.42%	11/2/2021	1/15/2035		6,750	6,752	6,781	0.02%
Rad CLO 16 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 6.50%	11.16%	5/3/2024	7/15/2037		5,000	5,001	5,055	0.01%
Rad CLO 17 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	11/5/2024	1/20/2038		5,000	5,000	5,014	0.01%
Rad CLO 22 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 7.73%	12.35%	10/27/2023	1/20/2037		7,500	7,294	7,743	0.02%
Rad CLO 25 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 6.00%	11.34%	5/16/2024	7/20/2037		3,000	3,000	3,071	0.01%
Rad CLO 3 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 5.88%	10.54%	6/18/2024	7/15/2037		2,715	2,663	2,727	0.01%
Rad CLO 3 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 7.00%	11.66%	6/18/2024	7/15/2037		2,715	2,715	2,777	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Rad CLO 9 Ltd	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(5)(6)(8)	SOFR + 5.75%	10.07%	12/19/2024	1/15/2038		3,000	3,000	3,015	0.01%
Regatta IX Funding Ltd.	c/o Ocorian Trust (Cayman) Limited, Windward 3, George Town KY1-1108, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.83%	11.48%	4/10/2024	4/17/2037		3,820	3,905	3,886	0.01%
Regatta XXI Funding Ltd	c/o Ocorian Trust (Cayman) Limited, Windward 3, George Town KY1-1108, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	11/5/2024	10/15/2037		4,000	4,000	4,032	0.01%
Regatta XXII Funding Ltd	c/o Ocorian Trust (Cayman) Limited, Windward 3, George Town KY1-1108, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.15%	10.77%	10/10/2024	7/20/2035		2,000	2,000	2,008	0.01%
RR 19, Ltd.	C/O Walkers Fiduciary Limited 190 Elgin Avenue Grand Cayman George Town, KY1-9008 KY	(4)(5)(6)(8)	SOFR + 6.76%	12.06%	9/24/2021	10/15/2035		3,000	3,000	3,023	0.01%
RR 20, Ltd.	C/O Walkers Fiduciary Limited 190 Elgin Avenue Grand Cayman George Town, KY1-9008 KY	(4)(5)(6)(8)	SOFR + 7.25%	11.91%	4/6/2022	7/15/2037		4,000	3,967	4,020	0.01%
Sagard-Halseypoint Clo 8 Ltd	C/O Walkers Fiduciary Limited, 190 Elgin Avenue, Grand Cayman, George Town, KY1-9008, Cayman Islands	(4)(5)(6)(8)	SOFR + 6.84%	11.18%	12/2/2024	1/30/2038		2,000	1,980	2,010	0.01%
Sound Point CLO XXVII, Ltd.	375 Park Avenue 33rd Floor New York,NY,10152 United States	(4)(5)(6)(8)	SOFR + 6.82%	11.45%	10/1/2021	10/25/2034		5,000	4,925	4,623	0.01%
Symphony CLO 34-PS Ltd.	555 California St San Francisco, CA 94104 United States	(4)(5)(6)(8)	SOFR + 8.15%	12.78%	7/13/2023	7/24/2036		4,000	3,929	4,128	0.01%
Symphony CLO 44 Ltd	555 California St San Francisco, CA 94104 United States	(4)(5)(6)(8)	SOFR + 6.15%	11.50%	5/20/2024	7/14/2037		2,500	2,500	2,553	0.01%
Trestles CLO IV, Ltd.	C/o Ocorian Trust (Cayman) Limited Windward 3 Regatta Office Park PO Box 1350 George Town, KY1-1108 KY	(4)(5)(6)(8)	SOFR + 6.51%	11.13%	7/12/2021	7/21/2034		8,000	8,000	8,039	0.02%
Trinitas CLO XVI Ltd	60 East 42nd Street Suite 3014 New York, NY 10165, United States	(4)(5)(6)(8)	SOFR + 7.26%	11.88%	6/14/2021	7/20/2034		5,000	4,836	4,774	0.01%
Vibrant CLO IV-R Ltd	747 3rd Avenue 38th Floor New York,NY,10017 United States	(4)(5)(6)(8)	SOFR + 7.90%	12.49%	9/19/2024	10/20/2037		1,000	970	962	0.00%
Vibrant CLO XII Ltd.	747 3rd Avenue 38th Floor New York,NY,10017 United States	(4)(5)(6)(8)	SOFR + 6.94%	11.56%	5/16/2024	4/20/2034		2,695	2,604	2,675	0.01%
Vibrant CLO XIII, Ltd	747 3rd Avenue 38th Floor New York,NY,10017 United States	(4)(5)(6)(8)	SOFR + 7.59%	12.11%	11/1/2024	1/15/2038		3,250	3,218	3,266	0.01%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Debt Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
Voya CLO 2019-4, Ltd.	230 Park Avenue, New York, NY 10169	(4)(5)(6)(8)	SOFR + 6.97%	11.62%	12/14/2021	1/15/2035		8,250	8,123	8,294	0.02%
Voya CLO 2020-2, Ltd.	230 Park Avenue, New York, NY 10169	(4)(5)(6)(8)	SOFR + 6.66%	11.28%	8/6/2021	7/19/2034		5,000	4,924	5,000	0.01%

Total Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated									582,324	590,509	1.58%
Structured Finance Obligations - Equity Instruments - non- controlled/non-affiliated
Financial Services
Birch Grove CLO 11 Ltd - Subordinated Notes	C/O MaplesFS Limited, PO Box 1093, Queensgate House, George Town, KY1-1102, Cayman Islands	(4)(6)	Estimated Yield:	11.01%	11/15/2024	1/22/2038	26.7%	11,000,000	11,000	11,000	0.03%
Elmwood CLO II Ltd - Subordinated Notes	c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street Wilmington, DE 19801 United States	(4)(6)	Estimated Yield:	15.82%	11/21/2024	4/20/2034	10.1%	8,650,000	5,981	6,132	0.02%
Galaxy 34 CLO Ltd - Subordinated Notes	C/O INTERTRUST SPV (CAYMAN) LIMITED One Nexus Way, Camana Bay, KY1-9005 KY	(4)(6)	Estimated Yield:	14.32%	9/26/2024	10/20/2037	51.9%	20,000,000	18,500	18,446	0.05%
MidOcean Credit CLO XV Ltd - Subordinated Notes	c/o Maples Fiduciary Services (Jersey) Limited 2nd Floor, Sir Walter Raleigh House St. Helier, JE2 3QB Jersey	(4)(6)	Estimated Yield:	14.20%	5/10/2024	7/21/2037	11.3%	5,000,000	3,550	3,402	0.01%
New Mountain CLO 6 Ltd - Subordinated Notes	1633 Broadway, 48th Floor, New York, NY 10019, United States	(4)(6)	Estimated Yield:	13.24%	8/23/2024	10/15/2037	49.5%	18,750,000	16,051	16,346	0.04%
New Mountain CLO 6 Ltd - Subordinated Notes	1633 Broadway, 48th Floor, New York, NY 10019, United States	(4)(6)			8/23/2024	10/15/2037	49.5%	1,875,000	0	411	0.00%
Pikes Peak CLO 10 - Subordinated Notes	C/O TMF (Cayman) Ltd. 2nd Floor The Grand Pavilion Commercial Centre 802 West Bay Road, Grand Cayman, KY1-1003 Cayman Islands	(4)(6)	Estimated Yield:	17.27%	12/10/2024	1/22/2038	14.6%	5,200,000	3,310	3,309	0.01%
Rad CLO 25 Ltd - Subordinated Notes	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(6)	Estimated Yield:	14.36%	5/16/2024	7/20/2037	13.2%	5,000,000	4,317	4,269	0.01%
RAD CLO 26 Ltd - Subordinated Notes	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(6)	Estimated Yield:	15.87%	8/7/2024	10/20/2037	14.9%	7,180,000	6,156	6,440	0.02%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations - Equity Instruments - non- controlled/non-affiliated (continued)
Financial Services (continued)
RAD CLO 2024-2 WH Ltd - Units	1800 Avenue of the Stars 3rd Floor Los Angeles,CA,90067 United States	(4)(6)(7)	Estimated Yield:	15.44%	12/11/2024	1/15/2038	32.8%	14,800,600	14,801	14,801	0.04%
Signal Peak CLO 11 Ltd - Subordinated Notes	605 Post Oak Place Dr Ste 100, Houston, Texas, 77027, United States	(4)(6)	Estimated Yield:	13.87%	6/5/2024	7/18/2037	13.4%	5,000,000	4,450	4,865	0.01%
Signal Peak CLO 14 Ltd - Subordinated Notes	605 Post Oak Place Dr Ste 100, Houston, Texas, 77027, United States	(4)(6)	Estimated Yield:	16.24%	12/20/2024	1/22/2038	65.0%	26,000,000	20,345	20,735	0.05%
Sixth Street CLO 27 Ltd - Subordinated Notes	1 Letterman Drive, Building B/Yoda Fountain, San Francisco, CA 94129, United States	(4)(6)	Estimated Yield:	12.25%	11/1/2024	1/17/2038	33.0%	16,500,000	13,430	13,794	0.04%
Sixth Street CLO XXI Ltd - Subordinated Notes	1 Letterman Drive, Building B/Yoda Fountain, San Francisco, CA 94129, United States	(4)(6)	Estimated Yield:	15.03%	9/29/2022	10/15/2035	18.8%	8,000,000	5,759	6,562	0.02%
Vibrant CLO XVI, Ltd - Subordinated Notes	747 3rd Avenue 38th Floor New York, NY, 10017 United States	(4)(6)	Estimated Yield:	16.75%	4/14/2023	4/15/2036	32.4%	12,000,000	9,600	10,627	0.03%

Total Structured Finance Obligations - Equity Instruments - non-controlled/non-affiliated									137,250	141,139	0.38%

Total Structured Finance Obligations - non-controlled/non-affiliated									719,574	731,648	1.96%

Total Structured Finance Obligations									719,574	731,648	1.96%

Equity and other
Equity - non-controlled/non- affiliated
Aerospace & Defense
Atlas Intermediate Holding, LLC - Preferred Interest	9465 Wilshire Blvd, Suit 300 Beverly Hills, California 90212 United States	(4)		11.00%	5/24/2021		84.0%	34,238,400	33,725	24,309	0.06%
Loar Holdings Inc. - Common Equity	450 Lexington Avenue, New York, NY 10017 United States	(6)			4/25/2024		7.1%	886,564	12,283	65,526	0.17%
Micross Topco, Inc. - Common Equity	1050 Perimeter Road, Manchester, NH 03103 United States	(4)			3/28/2022		0.0%	116	125	181	0.00%

									46,133	90,016	0.23%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity - non-controlled/non- affiliated (continued)
Air Freight & Logistics
AGI Group Holdings LP - Class A-2 Common Units	9130 S Dadeland Blvd Ste 1801, Miami, FL, 33156-7858 United States	(4)			6/11/2021		55.8%	1,674	1,674	2,302	0.01%
Mode Holdings, L.P. - Class A-2 Common Units	17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States	(4)			1/7/2021		1.8%	1,076,923	1,077	937	0.00%
Red Griffin ParentCo, LLC - Class A Common Units	1100 N. Arlington Heights Rd., Itasca, IL 60143 United States	(4)			11/27/2024		74.4%	13,857	58,838	46,923	0.12%

									61,589	50,162	0.13%
Biotechnology
Moderna Inc - Common Stock	325 Binney St, Cambridge, MA 02142, United States	(6)			9/12/2024		100.0%	12,613	983	524	0.00%
Capital Markets
Resolute Investment Managers, Inc. - Common Equity	220 E. Las Colinas Blvd., Suite 1200, Irving, Texas 75039 United States				12/29/2023		14.7%	48,476	1,212	376	0.00%
Commercial Services & Supplies
Genstar Neptune Blocker, LLC - Blocker Units	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			12/2/2024		66.9%	3,982	6,280	6,136	0.02%
Genstar Neptune Blocker, LLC - Class Z Units	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			12/2/2024		66.9%	1,041	1,482	1,444	0.00%
Genstar Neptune Blocker, LLC - Blocker Note	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			12/2/2024		66.8%	159,782	160	160	0.00%
GTCR Investors LP - Class A-1 Common Units	1501 Yamato Road, Boca Raton, FL 33431 United States	(4)			9/29/2023		9.9%	893,584	894	972	0.00%
GTCR/Jupiter Blocker, LLC - Class Z Units	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			12/2/2024		66.9%	749	1,067	1,040	0.00%
GTCR/Jupiter Blocker, LLC - Blocker Note	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			12/2/2024		66.8%	115,036	115	115	0.00%
Jupiter Ultimate Holdings, LLC - Class A Common Units	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			11/8/2024		67.0%	3	2	2	0.00%
Jupiter Ultimate Holdings, LLC - Class B Common Units	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			11/8/2024		66.9%	5,082	3,981	3,805	0.01%
Jupiter Ultimate Holdings, LLC - Class C Common Units	180 North Stetson, 29th Floor, Chicago, IL 60601 United States	(4)			11/8/2024		66.9%	5,084,731	4,037	4,029	0.01%

									18,018	17,703	0.04%
Distributors
Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class A Units	2650 Galvin Dr, Elgin, IL 60124, United States	(4)			12/10/2021		55.1%	3	3,308	0	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity - non-controlled/non- affiliated (continued)
Distributors (continued)
Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class C Preferred Units	2650 Galvin Dr, Elgin, IL 60124, United States	(4)			7/12/2023		55.1%	1	390	75	0.00%

									3,698	75	0.00%
Diversified Consumer Services
Cambium Holdings, LLC - Senior Preferred Interest	17855 North Dallas Parkway, Suite 400, Dallas, TX 75287, United States	(4)		11.50%	8/3/2021		6.1%	29,194,330	28,735	41,705	0.11%
DTA LP - Class A Common Units	7430 East Caley Ave, Suite 320E, Centennial, CO 80111 United States	(4)			3/25/2024		5.8%	2,612,843	2,613	2,613	0.01%

									31,348	44,318	0.12%
Diversified Telecommunication Services
Point Broadband Holdings, LLC - Class A Common Units	3120 Fredrick Rd., Suite E, Opelika, Alabama 36801, United States	(4)			10/1/2021		4.1%	12,870	10,915	12,040	0.03%
Point Broadband Holdings, LLC - Class B Common Units	3120 Fredrick Rd., Suite E, Opelika, Alabama 36801, United States	(4)			10/1/2021		4.1%	685,760	1,955	2,098	0.01%
Point Broadband Holdings, LLC - Class Additional A Common Units	3120 Fredrick Rd., Suite E, Opelika, Alabama 36801, United States	(4)			3/24/2022		4.1%	2,766	2,346	2,588	0.01%
Point Broadband Holdings, LLC - Class Additional B Common Units	3120 Fredrick Rd., Suite E, Opelika, Alabama 36801, United States	(4)			3/24/2022		4.1%	147,380	420	451	0.00%

									15,636	17,177	0.05%
Electronic Equipment, Instruments & Components
NSI Parent, LP - Class A Common Units	13235 Reese Boulevard, West Huntersville, NC 28078 United States	(4)			12/23/2024		60.9%	3,272,884	3,273	3,273	0.01%
Spectrum Safety Solutions Purchaser, LLC - Common Equity	13995 Pasteur Blvd., Palm Beach Gardens, FL 33418, United States	(4)(6)			7/1/2024		75.9%	22,774,695	22,775	22,775	0.06%

									26,048	26,048	0.07%
Financial Services
THL Fund IX Investors (Plymouth II), LP - LP Interest	545 Boylston Street, 6th Floor, Boston, MA 02116 United States	(4)			8/31/2023		33.3%	666,667	667	909	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024		Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity - non-controlled/non- affiliated (continued)
Health Care Equipment & Supplies
GCX Corporation Group Holdings, L.P. - Class A-2 Units	3875 Cypress Drive, Petaluma, CA 94954, United States	(4)			9/10/2021		90.0%		4,853	4,853	2,621	0.01%
Health Care Providers & Services
AVE Holdings I Corp. - Series A-1 Preferred Shares	520 Madison Avenue, New York, NY 10022 United States	(4)		11.50%	2/25/2022		8.1%		12,237,213	11,870	13,277	0.03%
CD&R Artemis Holdco 2 Limited - Preferred Shares	26 Southampton Buildings 8th Floor, Holborn Gate London, WC2A 1AN United Kingdom	(4)(6)		10.00%	8/19/2021		40.0%	GBP	33,000,000	43,662	53,847	0.14%
CD&R Ulysses Equity Holdings, L.P. - Common Shares	375 Park Avenue 18th Floor New York,NY,10152 United States	(4)(6)			8/19/2021		40.0%		6,000,000	6,090	5,100	0.01%
Jayhawk Holdings, LP - Class A-1 Common Units	8717 West 110th Street, Suite 300 Overland Park, KS 66210 United States	(4)			5/26/2021		0.4%		12,472	2,220	448	0.00%
Jayhawk Holdings, LP - Class A-2 Common Units	8717 West 110th Street, Suite 300 Overland Park, KS 66210 United States	(4)			5/26/2021		0.4%		6,716	1,195	129	0.00%
Maia Aggregator, L.P. - Class A Units	One World Trade Center 285 Fulton Street, 84th Floor New York, NY 10007 United States	(4)			2/1/2022		98.5%		19,700,000	19,700	15,563	0.04%
NC Eve, L.P. - LP Interest	26 Esplanade, St Helier, Jersey JE4 8PS, Jersey	(4)(6)			2/22/2022		50.0%	GBP	2,500,000	3,398	1,095	0.00%
WHCG Purchaser, Inc. - Class A Common Units	251 Little Falls Drive, Wilmington, DE 19808 United States	(4)			8/2/2024		65.0%		10,966,377	0	0	0.00%

										88,135	89,459	0.22%
Health Care Technology
Azalea Parent Corp - Series A-1 Preferred Shares	4150 International Plaza Suite 900 Fort Worth, TX 76109, United States	(4)		12.75%	4/30/2024		17.9%		91,500	89,213	100,193	0.26%
Caerus Midco 2 S.à r.l. - Additional Vehicle Units	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(6)			10/28/2022		3.3%		988,290	988	109	0.00%
Caerus Midco 2 S.à r.l. - Vehicle Units	450 Lexington Ave, C/O Warburg Pincus LLC; New York; 10017 United States	(4)(6)			5/25/2022		16.5%		4,941,452	4,941	4,596	0.01%
Healthcomp Holding Company, LLC - Preferred Interest	621 Santa Fe Ave. Fresno, CA 93721 United States	(4)		6.00%	11/8/2023		7.3%		18,035	1,804	1,659	0.00%

										96,946	106,557	0.27%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity - non-controlled/non- affiliated (continued)
Insurance
RSC Topco, Inc. - Preferred Shares	160 Federal Street, Boston, MA 02110 United States	(4)		13.25%	8/14/2023		0.1%	100	97	119	0.00%
SelectQuote Inc. - Warrants	6800 West 115th Street Suite 2511 Overland Park KS 66211 United States	(4)(6)			10/11/2024		75.1%	2,204,746	0	1,619	0.00%
Shelf Holdco Ltd - Common Equity	Level 42, 22 Bishopsgate London, EC2N 4BQ United Kingdom	(4)(6)			12/30/2022		1.0%	1,300,000	1,300	4,875	0.01%

									1,397	6,613	0.01%
IT Services
NC Ocala Co-Invest Beta, L.P. - LP Interest	4321 Collington Rd, Bowie, MD 20716, United States	(4)			11/12/2021		31.7%	25,687,196	25,687	30,311	0.08%
Life Sciences Tools & Services
Falcon Top Parent, LLC - Class A Common Units	3675 Green Level Road West, Suite 208, Apex, NC 27523 United States	(4)			11/6/2024		59.2%	4,440,995	4,441	4,441	0.01%
Professional Services
OHCP V TC COI, LP. - LP Interest	330 7th Ave, New York, NY 10001 United States	(4)			6/29/2021		65.0%	6,500,000	6,500	15,015	0.04%
Tricor Horizon - LP Interest	11 Middle Neck Road, Great Neck, New York NY 11021 United States	(4)(6)			6/13/2022		70.0%	14,518,955	14,641	15,390	0.04%
Trinity Air Consultants Holdings Corp - Common Units	330 7th Ave, New York, NY 10001 United States	(4)			6/12/2024		65.0%	4,797	5	11	0.00%
Victors CCC Topco, LP - Common Equity	251 Little Falls Drive. Wilmington, DE 19808 United States	(4)			6/1/2022		96.0%	9,600,000	9,600	16,800	0.04%

									30,746	47,216	0.12%
Real Estate Management & Development
Community Management Holdings Parent, LP - Series A Preferred Units	8360 East Via de Ventura, Building L, #100, Scottsdale, AZ 85258 United States	(4)		8.00%	11/1/2024		59.5%	1,783,823	1,784	1,784	0.00%
Software
AI Titan Group Holdings, LP - Class A-2 Common Units	4601 Six Forks Road, Suite 220, Raleigh, NC 27609, United States	(4)			8/28/2024		88.9%	1,103	1,103	1,145	0.00%
Connatix Parent, LLC - Class L Common Units	666 Broadway, 10th Floor, New York, NY 10012, United States	(4)			7/14/2021		69.4%	126,136	1,388	628	0.00%
Descartes Holdings, Inc - Class A Common Stock	777 108th Ave NE, Bellevue, WA 98004, United States	(4)			10/9/2023		81.2%	937,585	4,060	66	0.00%
Expedition Holdco, LLC - Common Units	101 South Phillips Avenue, Suite 300, Sioux Falls, SD 57104, United States	(4)			2/24/2022		81.0%	810,810	810	552	0.00%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity - non-controlled/non- affiliated (continued)
Software (continued)
Knockout Intermediate Holdings I, Inc. - Perpetual Preferred Stock	100 West Whitehall Avenue Northlake, IL 60164 United States	(4)	SOFR + 10.75%	15.03%	6/23/2022		49.0%	49,020	47,795	69,363	0.18%
Lobos Parent, Inc. - Series A Preferred Shares	206 S Earl St # 394, Schaller, Iowa, United States	(4)		10.50%	11/30/2021		85.6%	45,090	43,963	58,392	0.15%
Mandolin Technology Holdings, Inc. - Series A Preferred Shares	Nova Tower 1 1 Allegheny Square, Suite 800 Pittsburgh,PA,15212 United States	(4)		10.50%	7/30/2021		90.0%	31,950,000	30,992	34,027	0.09%
Mimecast Limited - LP Interest	1 Finsbury Avenue, London, United Kingdom, EC2M 2PF	(4)			5/3/2022		75.0%	75,088,584	75,089	81,096	0.21%
Mitratech Holdings, Inc. - Class A Preferred Shares	5001 Plaza on the Lake #111 Austin, TX 78746 United States	(4)		13.50%	12/19/2023		1.0%	1,872	1,830	2,101	0.01%
TPG IX Newark CI, L.P. - LP Interest	188 Spear St, San Francisco, CA 94105 United States	(4)			10/26/2023		10.6%	3,846,970	3,847	3,847	0.01%
TravelPerk Inc - Warrants	C/ dels Almogàvers, 154-164 08018 Barcelona, Spain	(4)(6)			5/2/2024		65.9%	244,818	2,101	2,568	0.01%
Zoro - Common Equity	989 Market St, San Francisco, CA 94103 United States	(4)			11/22/2022		35.3%	1,195,880	11,959	12,557	0.03%
Zoro - Series A Preferred Shares	989 Market St, San Francisco, CA 94103 United States	(4)	SOFR + 9.50%	14.02%	11/22/2022		17.8%	44,535	42,976	58,786	0.15%

									267,913	325,128	0.84%
Transportation Infrastructure
Enstructure, LLC - Class A-7 Common Units	16 Laurel Avenue, Suite 300 Wellesley, MA 02481 United States	(4)			9/27/2022		18.7%	3,783,785	2,804	3,934	0.01%
Enstructure, LLC - Class A-8 Common Units	16 Laurel Avenue, Suite 300 Wellesley, MA 02481 United States	(4)			3/1/2023		18.7%	858,469	634	891	0.00%
Frontline Road Safety Investments, LLC - Class A Common Units	2714 Sherman Street, Grand Prairie, TX 75051 United States	(4)			4/30/2021		64.1%	58,590	6,178	15,874	0.04%
Ncp Helix Holdings, LLC - Preferred Shares	888 Boylston Street, Suite 1100, Boston, Massachusetts 02199 United States	(4)		8.00%	8/3/2021		73.8%	1,221,823	1,222	1,612	0.00%

									10,838	22,311	0.05%

Total Equity - non-controlled/non-affiliated									738,072	883,749	2.25%

Total Equity and other - non-controlled/non-affiliated									738,072	883,749	2.25%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity - non-controlled/ affiliated
Distributors
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	2018 Powers Ferry Road, Suite 400 Atlanta, Georgia 30339 United States	(4)(6)(16)			11/1/2021		20.0%	265,556	558	1,394	0.00%

Total Equity - non-controlled/affiliated									558	1,394	0.00%
Equity - controlled/affiliated (excluding Investments in Joint Ventures)
Chemicals
Pigments Holdings LP - LP Interest	1 Concorde Gate, Suite 608, Toronto, Ontario, Canada	(4)(6)(16)			4/14/2023		39.4%	3,943	0	0	0.00%
Financial Services
Specialty Lending Company, LLC - LLC Interest	251 Little Falls Drive, Wilmington, DE 19808 United States	(4)(6)(16)			10/19/2021		90.0%	332,559,000	332,559	314,967	0.81%
Insurance
CFCo, LLC (Benefytt Technologies, Inc.) - Class B Units	15438 North Florida Avenue, Suite 201, Tampa, FL 33613, United States	(4)(16)			9/28/2023		80.9%	134,166,603	0	0	0.00%
Oil, Gas & Consumable Fuels
Pibb Member, LLC - LP Interest	345 Park Avenue, 30th Floor, New York, NY, 10154 United States	(4)(6)(16)			11/22/2024		25.1%	225,000,000	214,844	214,906	0.55%
Professional Services
Material+ Holding Company, LLC - Class C Units	1900 Avenue of the Stars Ste 1600 19th floor Los Angeles, CA 90067 United States	(4)(16)			6/14/2024		91.5%	63,589	0	0	0.00%
Specialty Retail
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	2910 District Avenue Fairfax VA 22031 United States	(4)(6)(16)			1/7/2021		31.3%	1,500,000	1,420	2,167	0.01%

Total Equity - controlled/affiliated (excluding Investments in Joint Ventures)									548,823	532,040	1.37%

Total Equity and other									1,287,453	1,417,183	3.62%

Investments in Joint Ventures
BCRED Emerald JV LP - LP Interest	345 Park Avenue New York, NY 10154 United States	(6)(16)			1/19/2022		75.0%		1,815,000	1,778,800	4.58%
BCRED Verdelite JV LP - LP Interest	345 Park Avenue New York, NY 10154 United States	(6)(16)			10/21/2022		87.5%		117,706	135,611	0.35%

Total Investments in Joint Ventures									1,932,706	1,914,411	4.93%

Investments (1)(19)	Address	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	% of Class Held as of 12/31/2024	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Total Investments - non-controlled/non-affiliated									66,124,775	65,689,987	168.99%

Total Investments - non-controlled/affiliated									558	1,394	0.00%

Total Investments - controlled/affiliated (excluding Investments in Joint Ventures)									927,632	813,985	2.10%

Total Investments - Investments in Joint Ventures									1,932,706	1,914,411	4.93%

Total Investment Portfolio									68,985,671	68,419,777	176.02%

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund - Investor Class				4.34%					26,209	26,209	0.07%
State Street Institutional U.S. Government Money Market Fund - Premier Class				4.42%					291,131	291,131	0.75%
Fidelity Investments Money Market Treasury Portfolio - Class I				4.34%					26,465	26,465	0.07%
Other Cash and Cash Equivalents									1,306,874	1,306,874	3.36%

Total Portfolio Investments, Cash and Cash Equivalents									$70,636,350	$70,070,456	180.27%

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2024, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), New Zealand Dollars (NZD), and Australian Dollars (AUD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss

Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate (“BKBM” or “B”), Australian Bank Bill Swap Bid Rate (“BBSY” or “BB”), Canadian Overnight Repo Rate Average (“CORRA” or “CA”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. Variable rate loans typically include an interest reference rate floor feature.
(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)
The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2024, non-qualifying assets represented 24.5% of total assets as calculated in accordance with regulatory requirements.

(7)
Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
123Dentist, Inc.	Delayed Draw Term Loan	8/9/2026	$22,316	$—
Abacus Holdco 2 Oy	Delayed Draw Term Loan	5/7/2026	298	—
ACI Group Holdings, Inc.	Revolver	8/2/2027	19,333	—
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2026	3,567	—
AI Altius Bidco, Inc.	Delayed Draw Term Loan	12/21/2028	39,500	—
AI Titan Parent Inc	Delayed Draw Term Loan	9/30/2026	22,055	(110)
AI Titan Parent Inc	Revolver	8/29/2031	13,784	(138)
Alera Group, Inc.	Delayed Draw Term Loan	11/17/2025	1,192	—
Allium Buyer LLC	Revolver	5/2/2029	249	(7)
American Restoration Holdings, LLC	Revolver	7/19/2030	6,079	—
American Restoration Holdings, LLC	Delayed Draw Term Loan	7/19/2026	6,566	—
American Rock Salt Co LLC	Delayed Draw Term Loan	9/16/2026	1,287	—
Amerilife Holdings LLC	Term Loan	8/31/2029	114,176	—
Amerilife Holdings LLC	Revolver	8/31/2028	69,224	—
Amerilife Holdings LLC	Delayed Draw Term Loan	8/31/2029	41,114	—
Amerilife Holdings LLC	Delayed Draw Term Loan	6/17/2026	59,419	—
Amerivet Partners Management, Inc.	Revolver	2/25/2028	11,511	—
Analytic Partners LP	Revolver	4/4/2028	4,891	(37)
Anaplan, Inc.	Revolver	6/21/2028	47,983	—

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Alpine Intel Intermediate 2, LLC.	Delayed Draw Term Loan	12/20/2026	42,466	(212)
Apex Companies, LLC	Delayed Draw Term Loan	8/28/2026	5,188	—
Aptean Inc	Revolver	1/30/2031	3,641	—
Aptean Inc	Delayed Draw Term Loan	1/30/2026	1,987	—
Armada Parent, Inc.	Revolver	10/29/2027	27,000	—
Arnhem BidCo GmbH	Delayed Draw Term Loan	10/1/2027	57,055	(270)
Artisan Acquisitionco, Ltd.	Delayed Draw Term Loan	9/30/2027	54,556	(546)
Ascend Buyer, LLC	Revolver	9/30/2027	5,173	—
Atlas CC Acquisition Corp.	Revolver	5/26/2026	12,345	—
Atlas CC Acquisition Corp.	Delayed Draw Term Loan	5/26/2026	14,403	(4,764)
Atlas Securitized Products Funding 2, L.P.	Revolver	4/10/2026	1,435	—
AuditBoard Inc	Delayed Draw Term Loan	7/12/2026	38,443	(192)
AuditBoard Inc	Revolver	7/12/2031	15,377	(154)
Avalara Inc	Revolver	10/19/2028	2,308	—
Azurite Intermediate Holdings Inc.	Revolver	3/19/2031	6,840	—
Baker Tilly Advisory Group LP	Revolver	6/3/2030	37,285	—
Baker Tilly Advisory Group LP	Delayed Draw Term Loan	6/3/2026	26,608	(200)
Bamboo US BidCo LLC	Delayed Draw Term Loan	3/31/2025	1,925	—
Bamboo US BidCo LLC	Revolver	9/29/2029	6,278	—
Bamboo US BidCo, LLC	Delayed Draw Term Loan	11/20/2026	12,824	—
Bamboo US BidCo, LLC	Delayed Draw Term Loan	11/20/2026	12,824	(64)
Bayshore Intermediate #2 LP	Revolver	10/1/2027	12,408	(124)
Bayshore Intermediate #2 LP	Revolver	10/1/2027	14,727	—
Bazaarvoice, Inc.	Revolver	5/7/2028	31,883	—
Bidco 76 S.p.A.	Delayed Draw Term Loan	12/10/2027	26,377	(228)
Bimini Group Purchaser Inc	Delayed Draw Term Loan	4/26/2026	76,993	(385)
Bimini Group Purchaser Inc	Revolver	4/26/2031	11,406	—
Bluefin Holding, LLC	Revolver	9/12/2029	4,487	(11)
Bradyplus Holdings LLC	Delayed Draw Term Loan	10/31/2025	5,041	—
Brave Parent Holdings, Inc.	Delayed Draw Term Loan	5/28/2025	22,569	—
Brave Parent Holdings, Inc.	Revolver	11/29/2030	26,868	—
Caerus US 1, Inc.	Revolver	5/25/2029	62,674	—
Cambium Learning Group, Inc.	Revolver	7/20/2027	101,715	—
Canadian Hospital Specialties Ltd.	Revolver	4/15/2027	1,757	—
Capstone Acquisition Holdings Inc	Delayed Draw Term Loan	8/29/2026	8,261	(31)
Caribou Bidco Ltd	Delayed Draw Term Loan	7/9/2027	28,928	(141)
Carr Riggs & Ingram Capital LLC	Revolver	11/18/2031	9,033	—
Carr Riggs & Ingram Capital LLC	Delayed Draw Term Loan	11/18/2026	22,603	(113)
Castle Management Borrower, LLC	Revolver	11/3/2029	4,167	—
CB Nike Holdco LLC	Delayed Draw Term Loan	11/25/2027	66,711	(500)
CB Nike Holdco LLC	Revolver	11/26/2029	33,356	(500)
CEP V Investment 11 S.à r.l.	Delayed Draw Term Loan	9/1/2026	43,967	(436)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
CFC Underwriting, Ltd.	Delayed Draw Term Loan	5/16/2025	20,232	(255)
CFGI Holdings, LLC	Revolver	11/2/2027	19,950	(399)
CFS Brands, LLC	Delayed Draw Term Loan	4/2/2025	10,595	—
CFS Brands, LLC	Revolver	10/2/2029	30,858	(617)
Channelside AcquisitionCo, Inc.	Delayed Draw Term Loan	4/28/2025	6,792	(20)
Channelside AcquisitionCo, Inc.	Delayed Draw Term Loan	11/15/2025	918	(2)
Channelside AcquisitionCo, Inc.	Revolver	5/15/2029	18,758	—
Charger Debt Merger Sub, LLC	Revolver	5/31/2030	7,000	(70)
Charger Debt Merger Sub, LLC	Delayed Draw Term Loan	5/31/2026	18,270	—
Chronicle Bidco, Inc.	Revolver	5/18/2029	3,638	—
Chronicle Bidco, Inc.	Delayed Draw Term Loan	3/26/2026	13,265	—
Cisive Holdings Corp	Revolver	12/8/2027	4,445	(89)
Clearview Buyer, Inc.	Revolver	2/26/2027	8,085	—
Community Management Holdings Midco 2 LLC	Revolver	11/1/2031	7,064	—
Community Management Holdings Midco 2 LLC	Delayed Draw Term Loan	11/1/2026	23,546	(177)
Compsych Investments Corp	Delayed Draw Term Loan	7/22/2027	20,230	(51)
Connatix Buyer, Inc.	Revolver	7/14/2027	11,927	—
Connatix Buyer, Inc.	Delayed Draw Term Loan	4/9/2026	4,662	(70)
Consor Intermediate II LLC	Delayed Draw Term Loan	5/10/2026	44,439	(222)
Consor Intermediate II LLC	Revolver	5/10/2031	11,850	—
Continental Buyer Inc	Revolver	4/2/2031	4,282	—
Continental Buyer Inc	Delayed Draw Term Loan	4/2/2026	11,420	(86)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	19,964	(214)
Corfin Holdings, Inc.	Term Loan	12/27/2027	144,662	—
Coupa Software Inc.	Delayed Draw Term Loan	8/27/2025	164	(2)
Coupa Software Inc.	Revolver	2/27/2029	126	—
CPI Buyer, LLC	Revolver	11/1/2026	28,928	(579)
CPI Buyer, LLC	Delayed Draw Term Loan	11/23/2025	5,725	—
CRCI Longhorn Holdings Inc	Revolver	8/27/2031	6,110	—
CRCI Longhorn Holdings Inc	Delayed Draw Term Loan	8/27/2026	16,678	(83)
Creek Parent Inc.	Revolver	12/18/2031	19,175	(336)
Crewline Buyer, Inc.	Revolver	11/8/2030	12,790	(62)
CT Technologies Intermediate Holdings, Inc.	Delayed Draw Term Loan	8/30/2026	5,636	—
CT Technologies Intermediate Holdings, Inc.	Revolver	8/30/2031	14,164	(142)
Cumming Group, Inc.	Revolver	11/16/2027	19,356	—
Cumming Group, Inc.	Delayed Draw Term Loan	5/21/2025	7,544	—
CyrusOne Revolving Warehouse	Revolver	7/2/2027	191,575	—
Databricks, Inc.	Term Loan	1/3/2031	522,375	—
Databricks, Inc.	Delayed Draw Term Loan	1/3/2031	116,415	—
DCG Acquisition Corp.	Revolver	6/13/2031	36,470	(365)
DCG Acquisition Corp.	Delayed Draw Term Loan	6/13/2026	36,470	(182)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Dechra Pharmaceuticals Holdings Ltd	Delayed Draw Term Loan	1/24/2026	13,071	(163)
Dechra Pharmaceuticals Holdings Ltd	Delayed Draw Term Loan	1/24/2026	12,081	(153)
Denali Bidco Ltd	Delayed Draw Term Loan	4/17/2026	300	(3)
Diligent Corp	Delayed Draw Term Loan	4/26/2026	50,000	(375)
Diligent Corp	Revolver	8/4/2030	33,333	—
Discovery Education, Inc.	Revolver	4/9/2029	13,621	—
DM Intermediate Parent LLC	Revolver	9/30/2030	30,960	(464)
DM Intermediate Parent LLC	Delayed Draw Term Loan	9/30/2026	46,461	(348)
Doc Generici (Diocle S.p.A.)	Delayed Draw Term Loan	10/27/2025	5,367	(68)
Dropbox Inc	Delayed Draw Term Loan	12/10/2026	834,990	(4,175)
DTA Intermediate II Ltd.	Delayed Draw Term Loan	3/27/2026	16,849	—
DTA Intermediate II Ltd.	Revolver	3/27/2030	12,961	—
DTI Holdco, Inc.	Revolver	4/19/2029	16,000	(1,425)
Duro Dyne National Corp	Delayed Draw Term Loan	11/15/2026	34,499	(172)
Duro Dyne National Corp	Revolver	11/15/2031	34,499	(345)
Dwyer Instruments LLC	Delayed Draw Term Loan	11/20/2026	6,062	(30)
Dwyer Instruments LLC	Revolver	7/20/2029	7,275	(73)
Eden Acquisitionco Ltd	Delayed Draw Term Loan	11/17/2025	7,569	(95)
Edison Bidco AS	Delayed Draw Term Loan	12/18/2026	679	—
Edison Bidco AS	Delayed Draw Term Loan	12/18/2026	10,808	—
Emergency Power Holdings, LLC	Delayed Draw Term Loan	8/17/2025	43,758	—
Endeavor Schools Holdings LLC	Delayed Draw Term Loan	1/18/2025	12,377	—
Enstructure LLC	Delayed Draw Term Loan	6/10/2026	88,177	(1,411)
ENV Bidco AB	Delayed Draw Term Loan	12/13/2027	31,618	(355)
Essential Services Holding Corp	Delayed Draw Term Loan	6/17/2026	14,519	(73)
Essential Services Holding Corp	Revolver	6/17/2030	9,056	—
Everbridge Holdings, LLC	Delayed Draw Term Loan	7/2/2026	5,292	—
Everbridge Holdings, LLC	Revolver	7/2/2031	3,481	(9)
Excelitas Technologies Corp.	Revolver	8/14/2028	14,780	(148)
Excelitas Technologies Corp.	Delayed Draw Term Loan	5/1/2026	4,927	(49)
Experity, Inc.	Revolver	2/24/2028	11,146	—
Experity, Inc.	Delayed Draw Term Loan	9/13/2026	40,111	(201)
Falcon Parent Holdings, Inc.	Delayed Draw Term Loan	11/6/2026	25,693	(193)
Falcon Parent Holdings, Inc.	Revolver	11/6/2031	15,339	(230)
Fastener Distribution Holdings LLC	Delayed Draw Term Loan	10/31/2026	68,078	(340)
Fern Bidco Ltd	Delayed Draw Term Loan	7/3/2027	19,787	—
Focus Financial Partners LLC	Delayed Draw Term Loan	9/11/2026	1,599	—
Formulations Parent Corp.	Revolver	11/15/2029	3,571	(36)
Foundation Risk Partners Corp.	Revolver	10/29/2029	16,269	—
Foundation Risk Partners Corp.	Delayed Draw Term Loan	5/21/2026	8,806	—
Frontgrade Technologies Holdings, Inc.	Revolver	1/9/2028	516	—
FusionSite Midco, LLC	Revolver	11/17/2029	7,366	(166)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
FusionSite Midco, LLC	Delayed Draw Term Loan	9/25/2025	2,234	—
G&A Partners Holding Company II, LLC	Delayed Draw Term Loan	3/1/2026	23,934	—
G&A Partners Holding Company II, LLC	Revolver	3/1/2030	6,575	—
Galway Borrower, LLC	Revolver	9/29/2028	18,653	—
Galway Borrower, LLC	Delayed Draw Term Loan	2/7/2026	1,926	—
Gannett Fleming Inc	Revolver	8/5/2030	37,324	(560)
Gatekeeper Systems, Inc.	Delayed Draw Term Loan	8/27/2026	61,694	(617)
Gatekeeper Systems, Inc.	Revolver	8/28/2030	9,238	—
GI Ranger Intermediate, LLC	Revolver	10/29/2027	9,540	—
Gimlet Bidco GmbH	Delayed Draw Term Loan	4/23/2027	29,679	—
GovernmentJobs.com, Inc.	Delayed Draw Term Loan	12/2/2025	60,893	—
GovernmentJobs.com, Inc.	Revolver	12/2/2027	38,416	(610)
Granicus Inc.	Delayed Draw Term Loan	8/2/2026	1,431	(7)
Granicus, Inc.	Revolver	1/17/2031	4,284	—
Graphpad Software LLC	Revolver	6/28/2031	13,945	(70)
Graphpad Software LLC	Delayed Draw Term Loan	6/28/2026	33,558	—
Great Day Improvements LLC	Revolver	6/13/2030	5,914	(118)
Ground Penetrating Radar Systems LLC	Term Loan	1/2/2032	119,645	—
Ground Penetrating Radar Systems LLC	Delayed Draw Term Loan	1/2/2032	23,009	—
Ground Penetrating Radar Systems LLC	Revolver	1/2/2032	12,271	—
Groundworks LLC	Delayed Draw Term Loan	3/14/2026	1,404	—
GS Acquisitionco, Inc.	Delayed Draw Term Loan	3/26/2026	4,620	—
GS Acquisitionco, Inc.	Revolver	3/26/2034	4,500	(23)
GTCR Everest Borrower, LLC	Revolver	9/5/2029	3,125	(9)
Gusto Sing Bidco Pte Ltd	Delayed Draw Term Loan	11/15/2027	102	—
Hargreaves Lansdown	Term Loan	9/26/2031	103,744	—
Helix TS, LLC	Delayed Draw Term Loan	12/20/2026	51,623	—
High Street Buyer, Inc.	Revolver	4/16/2027	4,186	—
High Street Buyer, Inc.	Delayed Draw Term Loan	2/4/2025	2,419	—
High Street Buyer, Inc.	Delayed Draw Term Loan	3/1/2026	44,077	—
Houghton Mifflin, LLC	Revolver	4/7/2027	18,750	(30)
Icefall Parent, Inc.	Revolver	1/17/2030	6,880	—
IEM New Sub 2, LLC	Delayed Draw Term Loan	8/8/2026	76,076	(571)
IG Investments Holdings, LLC	Revolver	9/22/2028	55,251	—
Imagine 360 LLC	Delayed Draw Term Loan	9/18/2026	13,684	(68)
Imagine 360 LLC	Revolver	9/30/2028	8,582	(86)
Inception Fertility Ventures LLC	Revolver	4/29/2030	4,685	—
Inception Fertility Ventures LLC	Delayed Draw Term Loan	4/29/2026	61,644	—
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/23/2026	17,754	(37)
Integrity Marketing Acquisition, LLC	Revolver	8/27/2028	2,183	—

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Integrity Marketing Acquisition, LLC	Revolver	8/27/2026	653	—
IQN Holding Corp	Revolver	5/2/2028	3,372	—
IRI Group Holdings Inc	Revolver	12/1/2027	83,928	—
Iris Buyer, LLC	Revolver	10/2/2029	7,870	(216)
Iris Buyer, LLC	Delayed Draw Term Loan	4/2/2025	2,759	—
ISQ Hawkeye Holdco, Inc.	Revolver	8/20/2030	734	—
ISQ Hawkeye Holdco, Inc.	Delayed Draw Term Loan	8/20/2026	1,355	—
Java Buyer, Inc.	Delayed Draw Term Loan	6/28/2026	44,520	—
Java Buyer, Inc.	Revolver	12/15/2027	12,142	—
Java Buyer, Inc.	Revolver	12/15/2027	24,284	—
JS Parent Inc	Revolver	4/24/2031	7,880	(39)
JSS Holdings, Inc.	Delayed Draw Term Loan	11/8/2026	136,995	(685)
Jupiter Bidco Limited	Delayed Draw Term Loan	8/31/2025	41,454	(620)
Kaseya, Inc.	Delayed Draw Term Loan	6/25/2025	33,089	—
Kaseya, Inc.	Revolver	6/25/2029	36,559	—
Kattegat Project Bidco AB	Delayed Draw Term Loan	10/5/2026	12,225	(146)
Knowledge Pro Buyer, Inc.	Revolver	12/10/2027	10,044	—
Knowledge Pro Buyer, Inc.	Delayed Draw Term Loan	12/8/2025	8,737	—
Kona Buyer, LLC	Delayed Draw Term Loan	7/23/2025	50,738	—
Kona Buyer, LLC	Delayed Draw Term Loan	7/23/2026	63,422	(317)
Kona Buyer, LLC	Revolver	7/23/2031	25,369	(127)
Kwol Acquisition, Inc.	Revolver	12/6/2029	897	(2)
Loar Group, Inc.	Delayed Draw Term Loan	5/10/2026	100,000	(940)
LogicMonitor Inc	Revolver	11/15/2031	11,450	—
LPW Group Holdings, Inc.	Revolver	3/15/2030	6,566	—
Lsf12 Crown US Commercial Bidco LLC	Revolver	12/2/2029	24,405	(200)
Magic Bidco Inc	Delayed Draw Term Loan	7/1/2026	15,863	—
Magic Bidco Inc	Revolver	7/1/2030	2,430	—
Magneto Components BuyCo, LLC	Revolver	12/5/2029	8,983	(180)
Magneto Components BuyCo, LLC	Delayed Draw Term Loan	6/5/2025	10,780	(135)
Mantech International CP	Delayed Draw Term Loan	6/14/2025	133,060	(1,200)
Mantech International CP	Revolver	9/14/2028	111,612	—
Material Holdings, LLC	Revolver	8/19/2027	3,179	(374)
Maverick Bidco Inc.	Delayed Draw Term Loan	8/16/2026	10,523	—
Maverick Bidco Inc.	Delayed Draw Term Loan	8/16/2026	50,452	(347)
MB2 Dental Solutions, LLC	Delayed Draw Term Loan	2/13/2026	10,652	—
MB2 Dental Solutions, LLC	Revolver	2/13/2031	2,241	—
Medline Borrower LP	Revolver	2/27/2026	17,850	(63)
Mercury Bidco Globe Limited	Delayed Draw Term Loan	1/31/2026	25,268	(284)
Metis Buyer, Inc.	Revolver	5/4/2026	3,960	—
MHE Intermediate Holdings, LLC	Revolver	7/21/2027	643	—
Minotaur Acquisition, Inc.	Revolver	5/10/2030	9,910	(50)
Minotaur Acquisition, Inc.	Delayed Draw Term Loan	5/10/2025	16,516	(83)
Monk Holding Co.	Delayed Draw Term Loan	6/1/2025	17,311	—
More Cowbell II, LLC	Delayed Draw Term Loan	9/1/2025	2,244	(27)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
More Cowbell II, LLC	Revolver	9/4/2029	1,699	—
MPG Parent Holdings, LLC	Revolver	1/8/2030	2,232	—
MPG Parent Holdings, LLC	Delayed Draw Term Loan	1/8/2027	5,146	(39)
MRI Software, LLC	Revolver	2/10/2027	23,946	—
MRI Software, LLC	Delayed Draw Term Loan	1/16/2027	21,653	—
Natus Medical Incorporated	Revolver	7/21/2027	1,225	—
NAVEX TopCo, Inc.	Revolver	11/9/2028	8,855	—
Navigator Acquiror, Inc.	Delayed Draw Term Loan	1/23/2025	15,315	—
NDC Acquisition Corp.	Revolver	3/9/2027	3,425	—
Neptune BidCo	Delayed Draw Term Loan	4/2/2031	2,051	(101)
Neptune Holdings, Inc.	Revolver	8/31/2029	2,000	—
Netsmart Technologies Inc	Delayed Draw Term Loan	8/23/2026	26,031	(130)
Netsmart Technologies Inc	Revolver	8/23/2031	26,555	(133)
Noble Midco 3 Ltd	Delayed Draw Term Loan	6/10/2027	9,042	(45)
Noble Midco 3 Ltd	Revolver	6/10/2030	6,028	—
North Haven Stallone Buyer, LLC	Delayed Draw Term Loan	10/1/2026	2,893	(7)
North Haven Stallone Buyer, LLC	Revolver	5/24/2027	5,164	(13)
North Haven Ushc Acquisition Inc	Revolver	10/30/2027	8,779	—
North Haven Ushc Acquisition Inc	Delayed Draw Term Loan	8/28/2026	25,764	—
Odevo AB	Delayed Draw Term Loan	12/12/2027	191,921	(475)
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	1/21/2025	69,791	—
ONS MSO, LLC	Delayed Draw Term Loan	12/13/2025	36,836	—
ONS MSO, LLC	Revolver	7/8/2026	3,250	—
Optimizely North America Inc	Revolver	10/31/2031	3,007	(30)
Oranje Holdco Inc	Revolver	2/1/2029	8,250	—
Oxford Global Resources Inc	Revolver	8/17/2027	9,254	—
Paisley Bidco Ltd	Delayed Draw Term Loan	4/18/2027	3,635	(27)
Park Place Technologies, LLC	Delayed Draw Term Loan	9/1/2025	85,594	(428)
Park Place Technologies, LLC	Revolver	3/25/2030	45,793	—
Patriot Growth Insurance Services, LLC.	Revolver	10/16/2028	3,567	—
Patriot Growth Insurance Services, LLC.	Delayed Draw Term Loan	10/16/2028	7,901	—
Pavion Corp.	Delayed Draw Term Loan	10/30/2025	3,902	—
PDI TA Holdings, Inc.	Delayed Draw Term Loan	2/1/2026	7,061	—
PDI TA Holdings, Inc.	Revolver	2/3/2031	6,996	(52)
Pearce Intermediate Holdings, Inc	Delayed Draw Term Loan	11/6/2026	100,000	(500)
Petrus Buyer Inc	Delayed Draw Term Loan	10/17/2025	4,929	—
Petrus Buyer Inc	Revolver	10/17/2029	5,163	—
Phoenix 1 Buyer Corp.	Revolver	11/20/2029	8,349	—
Ping Identity Holding Corp	Revolver	10/17/2028	3,856	—
PKF O'Connor Davies Advisory, LLC	Delayed Draw Term Loan	11/15/2026	40,761	(204)
PKF O'Connor Davies Advisory, LLC	Revolver	11/15/2031	11,413	—

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Plasma Buyer, LLC	Revolver	5/12/2028	6,365	—
Plasma Buyer, LLC	Delayed Draw Term Loan	11/12/2025	679	—
Point Broadband Acquisition, LLC	Delayed Draw Term Loan	5/29/2026	67,596	(845)
Polyphase Elevator Holding Co.	Revolver	6/23/2027	374	—
PPV Intermediate Holdings, LLC	Revolver	8/31/2029	9,910	—
PPV Intermediate Holdings, LLC	Delayed Draw Term Loan	8/7/2026	19,691	(98)
Profile Products, LLC	Revolver	11/12/2027	7,110	—
Profile Products, LLC	Revolver	11/12/2027	6,697	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	5/8/2025	16,623	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	5/8/2025	2,915	—
Project Leopard Holdings, Inc.	Revolver	7/20/2027	6,162	—
PT Intermediate Holdings III LLC	Delayed Draw Term Loan	4/9/2026	12,013	(15)
QBS Parent Inc	Revolver	11/7/2031	5,656	(28)
Qualus Power Services Corp.	Delayed Draw Term Loan	5/9/2026	7,267	—
Qualus Power Services Corp.	Delayed Draw Term Loan	10/25/2026	36,805	(184)
RAD CLO 27 Ltd	Structured Finance Obligation - Debt	1/15/2038	10,000	—
RAD CLO 27 Ltd	Structured Finance Obligation - Equity	1/15/2038	26,823	—
Rally Buyer, Inc.	Revolver	7/19/2028	4,081	—
Redwood Services Group, LLC	Delayed Draw Term Loan	8/15/2025	336	—
Relativity ODA, LLC	Revolver	5/14/2029	4,813	(120)
RFS Opco, LLC	Delayed Draw Term Loan	12/3/2025	7,619	(29)
Riser Merger Sub, Inc.	Revolver	10/31/2029	16,200	—
Riser Merger Sub, Inc.	Delayed Draw Term Loan	10/31/2025	37,800	(378)
Riser Merger Sub, Inc.	Delayed Draw Term Loan	10/31/2025	15,233	—
RoadOne Inc	Revolver	12/29/2028	226	—
RSC Acquisition, Inc.	Revolver	11/1/2029	6,174	(108)
RSC Acquisition, Inc.	Delayed Draw Term Loan	8/15/2026	47,154	—
Safety Borrower Holdings LP	Revolver	9/1/2027	2,517	—
Safety Products/JHC Acquisition Corp	Delayed Draw Term Loan	6/28/2026	4,912	—
Sailpoint Technologies, Inc.	Revolver	8/16/2028	34,083	—
Sam Holding Co, Inc.	Revolver	3/24/2027	16,800	—
Sam Holding Co, Inc.	Delayed Draw Term Loan	9/5/2025	23,600	—
Scorpio BidCo SAS	Delayed Draw Term Loan	3/10/2026	7,858	—
Seahawk Bidco, LLC	Delayed Draw Term Loan	12/19/2026	74,803	(342)
Seahawk Bidco, LLC	Revolver	12/19/2030	22,377	(205)
Severin Acquisition LLC	Delayed Draw Term Loan	10/1/2027	68,984	(345)
Severin Acquisition LLC	Revolver	10/1/2031	41,391	—
SG Acquisition, Inc.	Revolver	4/3/2030	13,537	—
Simplicity Financial Marketing Group Holdings Inc	Delayed Draw Term Loan	12/31/2026	12,083	(60)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Simplicity Financial Marketing Group Holdings Inc	Revolver	12/31/2031	6,041	(60)
Skopima Consilio Parent LLC	Revolver	5/14/2028	6,300	(18)
Smile Doctors, LLC	Revolver	12/23/2027	51,955	(1,299)
Smile Doctors, LLC	Delayed Draw Term Loan	6/9/2025	49,332	—
Soliant Lower Intermediate, LLC	Revolver	7/18/2029	20,000	(450)
Spaceship Purchaser Inc	Revolver	10/17/2031	59,800	(598)
Spaceship Purchaser Inc	Delayed Draw Term Loan	10/17/2026	29,900	—
Spaceship Purchaser Inc	Delayed Draw Term Loan	10/17/2027	71,760	—
Sparta UK Bidco Ltd	Delayed Draw Term Loan	9/25/2028	12,868	—
SpecialtyCare, Inc.	Revolver	6/18/2026	2,493	—
Spectrum Safety Solutions Purchaser, LLC	Delayed Draw Term Loan	7/1/2026	69,467	(521)
Spectrum Safety Solutions Purchaser, LLC	Revolver	7/1/2030	61,551	(420)
Speedster Bidco GmbH	Revolver	5/13/2031	26,875	(72)
Stepping Stones Healthcare Services, LLC	Revolver	12/30/2026	24,314	—
Stepping Stones Healthcare Services, LLC	Delayed Draw Term Loan	4/24/2026	44,329	—
STV Group, Inc.	Delayed Draw Term Loan	3/20/2026	16,811	(168)
STV Group, Inc.	Revolver	3/20/2031	10,086	—
Sunshine Cadence Holdco, LLC	Delayed Draw Term Loan	5/1/2026	35,360	—
Sunshine Cadence Holdco, LLC	Revolver	5/1/2030	32,000	(320)
Tango Bidco SAS	Delayed Draw Term Loan	10/17/2027	5,573	(34)
Tango Bidco SAS	Revolver	10/17/2027	12,593	—
TEI Intermediate LLC	Revolver	12/13/2031	18,156	—
TEI Intermediate LLC	Delayed Draw Term Loan	12/13/2026	48,489	(242)
Tennessee Bidco Limited	Delayed Draw Term Loan	7/1/2026	121,011	—
The Fertility Partners, Inc.	Revolver	9/16/2027	5,706	—
The GI Alliance Management, LLC	Delayed Draw Term Loan	3/1/2026	91,404	—
The Hiller Companies LLC	Delayed Draw Term Loan	6/20/2026	16,253	—
The Hiller Companies LLC	Revolver	6/20/2030	13,713	(103)
The North Highland Co LLC	Revolver	12/20/2030	20,288	—
The North Highland Co LLC	Delayed Draw Term Loan	12/20/2026	35,521	(178)
Thermostat Purchaser III, Inc.	Revolver	8/31/2026	4,375	—
THG Acquisition LLC	Delayed Draw Term Loan	10/31/2026	14,932	(75)
THG Acquisition LLC	Revolver	10/31/2031	6,911	—
TIH Insurance Holdings, LLC.	Revolver	5/6/2029	19,894	(73)
Tricentis	Term Loan	2/11/2032	131,086	—
Tricentis	Delayed Draw Term Loan	2/11/2032	26,217	—
Tricentis	Revolver	2/11/2032	16,386	—
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	4/24/2025	240	—
Trinity Air Consultants Holdings Corp.	Revolver	6/29/2028	13,269	—
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	4/24/2025	14,838	—

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Trinity Partners Holdings, LLC	Delayed Draw Term Loan	6/20/2025	115,743	(1,145)
Triple Lift, Inc.	Revolver	5/5/2028	14,295	(572)
TRP Infrastructure Services, LLC	Delayed Draw Term Loan	12/2/2026	19,994	(100)
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	47,204	—
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	31,353	—
Unified Physician Management, LLC	Revolver	6/18/2029	101,845	—
Unified Physician Management, LLC	Delayed Draw Term Loan	3/25/2026	640	—
Unified Women's Healthcare LP	Delayed Draw Term Loan	10/25/2026	4,000	(15)
US Oral Surgery Management Holdco, LLC	Revolver	11/20/2028	15,496	—
US Oral Surgery Management Holdco, LLC	Delayed Draw Term Loan	12/13/2026	49,274	(246)
Varicent Parent Holdings Corp	Delayed Draw Term Loan	8/23/2026	17,174	(129)
Varicent Parent Holdings Corp	Revolver	8/23/2031	9,550	—
Victors CCC Buyer, LLC	Revolver	6/1/2029	29,205	—
VS Buyer LLC	Revolver	4/12/2029	15,000	(975)
Water Holdings Acquisition LLC	Delayed Draw Term Loan	7/31/2026	35,637	—
West Monroe Partners, LLC	Revolver	11/9/2027	70,714	—
West Monroe Partners, LLC	Delayed Draw Term Loan	12/18/2026	122,500	—
WHCG Purchaser III Inc	Delayed Draw Term Loan	8/2/2027	17,234	—
World Insurance Associates, LLC	Delayed Draw Term Loan	4/21/2025	16,651	—
World Insurance Associates, LLC	Revolver	4/3/2028	3,333	—
WPEngine, Inc.	Revolver	8/14/2029	8,140	(244)
YA Intermediate Holdings II, LLC	Delayed Draw Term Loan	10/1/2026	19,072	(95)
YA Intermediate Holdings II, LLC	Revolver	10/1/2031	8,688	—
Yellow Castle AB	Delayed Draw Term Loan	7/7/2029	11,621	—
Zellis TopCo Limited	Term Loan	8/13/2031	19,375	—
Zendesk Inc	Delayed Draw Term Loan	11/22/2025	208,035	(3,121)
Zendesk Inc	Revolver	7/23/2030	97,650	—
Zeus, LLC	Revolver	2/8/2030	6,851	(34)
Zeus, LLC	Delayed Draw Term Loan	2/27/2026	5,938	—
Zorro Bidco Ltd	Delayed Draw Term Loan	8/13/2027	18,421	(182)

Total Unfunded Commitments			$10,804,045	$(49,557)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2024 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2024 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2024 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2024 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2024 was 1.50%.

(14)	The interest rate floor on these investments as of December 31, 2024 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.
(16)
Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company is deemed to “control” a portfolio company if the Company owns more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. Under the 1940 Act, the Company is deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2024, the Company’s controlled/affiliated and non-controlled/affiliated investments were as follows:

	Fair Value as of December 31, 2023	Gross Additions	Gross Reductions	Net Change in Unrealized Appreciation (Depreciation)	Net Realized Gain (Loss)	Fair Value as of December 31, 2024	Income
Non-Controlled/Affiliated Investments
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	$2,499	$—	$—	$(1,105)	$—	$1,394	$13
Controlled/Affiliated Investments
Daylight Beta Parent, LLC (Benefytt Technologies, Inc.)	49,530	—	—	(36,786)	—	12,744	224
CFCo, LLC (Benefytt Technologies, Inc.)	612	—	—	(612)	—	—	—
CFCo, LLC (Benefytt Technologies, Inc.) - Class B Units	—	—	—	—	—	—	—
Pibb Member, LLC - LP Interest	—	214,844	—	62	—	214,906	—
Pibb Member, LLC	—	2,250	—	—	—	2,250	5
Pigments Services, Inc.	9,412	—	(115)	(1,598)	—	7,699	—
Pigments Services, Inc.	9,908	1,500	(91)	—	—	11,317	1,455
Pigments Holdings LP - LP Interest	—	—	—	—	—	—	—
Material Holdings, LLC	—	230,908	—	1,461	—	232,369	13,944
Material Holdings, LLC	—	57,042	—	(41,476)	—	15,566	3,390
Material+ Holding Company, LLC - Class C Units	—	—	—	—	—	—	—
Specialty Lending Company, LLC - LLC Interest	265,631	95,085	(13,500)	(32,249)	—	314,967	—
BCRED Emerald JV LP - LP Interest	2,032,260	—	(187,500)	(65,960)	—	1,778,800	269,906

	Fair Value as of December 31, 2023	Gross Additions	Gross Reductions	Net Change in Unrealized Appreciation (Depreciation)	Net Realized Gain (Loss)	Fair Value as of December 31, 2024	Income
BCRED Verdelite JV LP - LP Interest	129,265	—	—	6,346	—	135,611	11,170
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	1,981	—	—	186	—	2,167	—

Total	$2,501,098	$601,629	$(201,206)	$(171,731)	$—	$2,729,790	$300,107

(17)	Loan was on non-accrual status as of December 31, 2024.
(18)
These loans are “last-out” portions of loans. The “last-out” portion of the Company’s loan investment generally earns a higher interest rate than the “first-out” portion, and in exchange the “first-out” portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the “last-out” portion.

(19)
All securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), including investments in joint ventures but excluding Loar Holdings Inc. - Common Equity and Moderna Inc - Common Stock, and may be deemed to be “restricted securities.” As of December 31, 2024, the aggregate fair value of these securities is $68,353.7 million or 175.85% of the Company’s net assets. The initial acquisition dates have been included for such securities.

(20)	The interest rate floor on these investments as of December 31, 2024 was 3.00%.

Foreign Currency Forward Contracts
Counterparty	Currency Purchased	Currency Sold	Settlement Date	Unrealized Appreciation (Depreciation)
Deutsche Bank AG	USD 10,570	CAD 15,000	3/18/2025	$127
Deutsche Bank AG	USD 14,092	CAD 20,000	3/17/2025	170
BNP Paribas	USD 1,644	CAD 2,300	2/21/2025	44
Deutsche Bank AG	USD 15,593	CHF 13,820	3/18/2025	234
Goldman Sachs Bank USA	USD 78,979	DKK 557,791	3/18/2025	1,240
BNP Paribas	USD 95,504	EUR 90,200	2/21/2025	1,951
Deutsche Bank AG	USD 224,055	EUR 213,000	3/18/2025	2,867
Deutsche Bank AG	USD 124,918	GBP 98,800	3/18/2025	1,290
BNP Paribas	USD 51,695	GBP 40,900	2/21/2025	508
Goldman Sachs Bank USA	USD 50,381	NOK 562,273	3/18/2025	948
BNP Paribas	USD 2,741	NOK 30,100	2/21/2025	94
Goldman Sachs Bank USA	USD 22,727	NZD 39,280	3/18/2025	739
Goldman Sachs Bank USA	USD 54,333	SEK 588,000	3/10/2025	1,019
Goldman Sachs Bank USA	USD 10,125	SEK 109,749	3/17/2025	169
Goldman Sachs Bank USA	USD 22,058	SEK 239,106	3/18/2025	369
BNP Paribas	USD 1,754	SEK 19,100	2/21/2025	24

Total Foreign Currency Forward Contracts				$11,793

Interest Rate Swaps
Counterparty	Hedged Item	Company Receives	Company Pays	Maturity Date	Notional Amount	Fair Market Value	Upfront Payments / Receipts	Change in Unrealized Gains / (Losses) (1)
Goldman Sachs Bank USA	January 2025 Notes	2.70%	SOFR + 0.99%	1/15/2025	500,000	$(594)	—	$14,818
Goldman Sachs Bank USA	December 2026 Notes	2.63%	SOFR + 0.26%	12/15/2026	625,000	(20,239)	—	4,486
Deutsche Bank AG	December 2026 Notes	2.63%	SOFR + 0.26%	12/15/2026	625,000	(20,084)	—	4,411
Goldman Sachs Bank USA	March 2025 Notes	4.70%	SOFR + 2.43%	3/24/2025	400,000	(1,889)	—	9,200
Deutsche Bank AG	March 2025 Notes	4.70%	SOFR + 2.43%	3/24/2025	500,000	(2,364)	—	11,510
Deutsche Bank AG	April 2026 UK Bonds	4.87%	SONIA + 2.78%	4/14/2026	GBP 250,000	(8,780)	—	3,640
SMBC Capital Markets, Inc.	May 2027 Notes	5.61%	SOFR + 2.79%	5/3/2027	625,000	(17,930)	—	244
SMBC Capital Markets, Inc.	September 2025 Notes	7.05%	SOFR + 2.93%	9/29/2025	600,000	(888)	—	953
Goldman Sachs Bank USA	October 2027 Notes	7.49%	SOFR + 3.72%	10/11/2027	350,000	(3,527)	—	(3,990)
SMBC Capital Markets, Inc.	September 2025 Notes	7.05%	SOFR + 2.97%	9/29/2025	200,000	(360)	—	400
SMBC Capital Markets, Inc.	November 2028 Notes	7.30%	SOFR + 3.06%	11/27/2028	500,000	1,951	—	(11,731)
Goldman Sachs Bank USA	January 2031 Notes	6.25%	SOFR + 2.46%	1/25/2031	250,000	(4,281)	—	(4,281)
BNP Paribas	January 2031 Notes	6.25%	SOFR + 2.47%	1/25/2031	250,000	(4,395)	—	(4,395)
Deutsche Bank AG	July 2029 Notes	5.95%	SOFR + 1.74%	7/16/2029	500,000	2,732	—	2,732
BNP Paribas	September 2027 Notes	4.95%	SOFR + 1.69%	9/26/2027	400,000	(8,791)	—	(8,791)
SMBC Capital Markets, Inc.	April 2030 Notes	5.25%	SOFR + 2.01%	4/1/2030	400,000	(15,969)	—	(15,969)
Morgan Stanley Capital Services LLC	November 2029 Notes	5.60%	SOFR + 1.64%	11/22/2029	400,000	(2,151)	—	(2,151)
Deutsche Bank AG	November 2034 Notes	6.00%	SOFR + 2.04%	11/22/2034	600,000	(7,827)	—	(7,827)
Wells Fargo Bank, N.A.	November 2034 Notes	6.00%	SOFR + 2.26%	11/22/2034	200,000	(6,212)	—	(6,212)

Total Interest Rate Swaps						$(121,598)	$—	$(12,953)

(1)	For interest rates swaps designated in qualifying hedge relationships, the change in fair value is recorded in Interest expense in the Condensed Consolidated Statements of Operations.

MANAGEMENT OF THE FUND
Management
Our business and affairs are managed under the direction of the Board of Trustees. Our Board of Trustees elects the Fund’s executive officers, who serve at the discretion of the Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the quarterly and non-quarterly
valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of seven members, five of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the Board of Trustees. These individuals are referred to as Independent Trustees. In addition to the information provided below, each trustee possesses the following attributes, which the Board of Trustees believes has prepared them to be effective trustees: Mr. Bass, experience as an executive and service as a board member; Ms. Collins, experience as an executive and service as a board member of another registered management investment company; Ms. Fuller, experience as an executive and service as a board member of other registered management investment companies; Mr. Clark, experience as an investment professional; Ms. Greene, experience as an executive and service as a board member of a national market system exchange; Mr. Marshall, experience as an executive, investment professional and leadership roles with Blackstone Credit & Insurance and Blackstone; and Mr. Sawhney, experience as an executive and leadership roles with Blackstone.
Effective May 1, 2024, the Board of Trustees was divided into three classes, with the members of each class serving staggered, three-year terms. The terms of our Class I trustees will expire at the 2025 annual meeting of shareholders; the terms of our Class II trustees will expire at the 2026 annual meeting of shareholders; and the terms of our Class III trustees will expire at the 2027 annual meeting of shareholders.
Trustees
Information regarding the Board of Trustees is as follows:

Name	Year of Birth	Position with BCRED	Trustee Class	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee	Number of Portfolios in Fund Complex Overseen by Trustee (1)
Interested Trustees:
Brad Marshall	1972	Trustee, Chairperson, and Co-Chief Executive Officer	Class III	2020	Global Head of Private Credit Strategies (2023 – present)	None	2
Vikrant Sawhney	1970	Trustee	Class I	2021	Chief Administrative Officer, Blackstone (2019 – present)	None	2

Name	Year of Birth	Position with BCRED	Trustee Class	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee	Number of Portfolios in Fund Complex Overseen by Trustee (1)
Independent Trustees:
Robert Bass	1949	Trustee	Class II	2020	None	Director & Chairman of the Audit Committee, Groupon (2012 – present); Director & Chairman of the Audit Committee, Redfin Corporation (2016 – present); Board Member & Chairman of the Audit Committee, Lucky Strike Entertainment Corp (f/k/a Bowlero) (2021 – present)	2
Tracy Collins	1963	Trustee	Class III	2020	None	None	5
Vicki L. Fuller	1957	Trustee	Class I	2020	CEO of VLF Development LLC	Director, The Williams Companies (2018-2021); Director, Fidelity Equity and High Income Funds (2018 –present); Treliant, LLC (international multi-industry consulting firm) (2019-present); Director, Gusto (2021-2023); Director, Ariel Alternatives LLC (2021 – Present)	3
James F. Clark	1961	Trustee	Class I	2022	Partner, Sound Shore Management Inc. (June 2024 – Present)	None	3
Michelle Greene	1969	Trustee	Class II	2022	Adjunct Professor, Columbia University School of International Public Affairs (2023 – present); Advisor (2020 – 2022, 2023 – present), Interim CEO (2022 – 2023), LTSE	Board Member, Long-Term Stock Exchange (2019 – present); Board Member, LTSE Group (2025 – present)	3

(1)
The “Fund Complex” consists of the Fund, BXSL, the Blackstone Credit & Insurance
Closed-End
Funds (Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund and Blackstone Strategic Credit 2027 Term Fund), Blackstone Alternative Multi-Strategy Fund, Blackstone Private Multi-Asset Credit and Income Fund (“BMACX”) and Blackstone Private Real Estate Credit and Income Fund (“BREC”).

Executive Officers Who are Not Trustees
Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position	Officer Since
Jonathan Bock	1982	Co-Chief Executive Officer	2023
Carlos Whitaker	1976	President	2021
Teddy Desloge	1988	Chief Financial Officer	2023
Katherine Rubenstein	1978	Chief Operating Officer	2021
Matthew Alcide	1987	Chief Accounting Officer and Treasurer	2023
Oran Ebel	1979	Chief Legal Officer and Secretary	2023
William Renahan	1969	Chief Compliance Officer	2022
Stacy Wang	1989	Head of Stakeholder Relations	2023
Lucie Enns	1990	Chief Securities Counsel	2024
The address for each executive officer and Trustee is c/o Blackstone Private Credit Fund, 345 Park Avenue, 31st Floor, New York, NY 10154.
Biographical Information
The following is information concerning the business experience of our Board of Trustees and executive officers. Our Trustees have been divided into two groups—interested Trustees and Independent Trustees. An Interested Trustee is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.
Interested Trustees
Brad Marshall (Portfolio Manager)
,
Trustee, Senior Managing Director, Global Head of Private Credit Strategies for BXCI, Chairman and
Co-CEO
of the Fund and BXSL
. Mr. Marshall is the Global Head of Private Credit Strategies, Chairman and
Co-CEO
of both the Fund and BXSL in BXCI based in New York. Prior to joining Blackstone in 2005, Mr. Marshall worked in various roles at the Royal Bank of Canada (“RBC”), including fixed income research and business development within RBC’s private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded
a microchip verification software company where he served as Chief Financial Officer. Mr. Marshall received an M.B.A. from McGill University in Montreal and a B.A. (Honors) in Economics from Queen’s University in Kingston, Canada. Mr. Marshall is also a trustee of BXSL.
Vikrant Sawhney
,
Trustee, Senior Managing Director, Chief Administrative Officer of Blackstone,
Global Head of Institutional Client Solutions. Mr. Sawhney is Blackstone’s Chief Administrative Officer, Global Head of Institutional Client Solutions, and a member of the Firm’s Management Committee. Since joining Blackstone in 2007, Mr. Sawhney started Blackstone Capital Markets and also served as the Chief Operating Officer of the Private Equity group. Before joining Blackstone, Mr. Sawhney worked as a Managing Director at Deutsche Bank, and prior to that at the law firm of Simpson Thacher & Bartlett. Mr. Sawhney currently sits on the board of the Blackstone Charitable Foundation. He is also the board chair of Dream, an east Harlem-based educational and social services organization, and a trustee of Quinnipiac University. He graduated magna cum laude from Dartmouth College, where he was elected to Phi Beta Kappa. He received a J.D., cum laude, from Harvard Law School. Mr. Sawhney is also a trustee of BXSL.
Independent Trustees
Robert Bass.
Mr. Bass served as a Vice Chairman of Deloitte & Touche LLP from 2006 through June 2012, and was a Partner in Deloitte from 1982 through June 2012, where he specialized in
e-commerce,
mergers and

acquisitions, SEC filings and related issues. At Deloitte, Mr. Bass was responsible for all services provided to Forstmann Little and its portfolio companies and was the advisory partner for Blackstone, DIRECTV, 24 Hour Fitness, McKesson, IMG and CSC. In addition, he has been an advisory partner for RR Donnelley, Automatic Data Processing, Community Health Systems, and Avis Budget. Mr. Bass has served on the board of directors of Sims Metal Management (ASX: SGM.AX) and as a member of the risk and audit committee from September 2013 to December 31, 2018, including as Chairman of the risk and audit committee from November 2014, the board of directors and as a member of the audit committee of Groupon, Inc. (NASDAQ: GRPN) since 2012, including as Chairman of the audit committee since 2013, the board of directors and as a member of the audit committee of Apex Tool Group, LLC since December 2014, including as Chairman of the audit committee since April 2015, the board of directors and as Chairman of the audit committee of New Page Corporation from January 2013 (emergence from chapter XI) to January 2015 (sale of the company), the board of directors and as Chairman of the audit committee of Redfin Corporation (NASDAQ: RDFN) since October 2016, and the board of directors and as Chairman of the audit committee of Lucky Strike Entertainment Corp (NYSE: LUCK) (formerly, Bowlero Corporation) since December 2021. Mr. Bass is a certified public accountant licensed in New York and Connecticut. He is a member of the American Institute of Certified Public Accountants and the Connecticut State Society of Certified Public Accountants. Mr. Bass is also a trustee of BXSL.
Tracy Collins.
Ms. Collins is an independent finance professional and from 2013 to 2017, served as CEO to SmartFinance LLC, a Fintech startup purchased by MidFirst Bank in December of 2017. During her career in financial services, Ms. Collins worked as a Senior Managing Director (Partner) and Head of Asset-Backed Securities Research at Bear Stearns & Co., Inc. for six years and prior to that, as a Managing Director (Partner) and Head of Asset-Backed Securities and Structured Products at Credit Suisse (formerly known as Credit Suisse First Boston) for nine years. During her tenure as a structured product specialist, Ms. Collins was consistently recognized as a “First Team All American Research Analyst.” Ms. Collins served as an independent director for KKR Financial from August 2006 to May 2014. She graduated from the University of Texas at Austin in the Plan II Honors Program. Ms. Collins is also a trustee of BXSL, BMACX and BREC.
Vicki Fuller.
Ms. Fuller is founder and CEO of VLF Development LLC, where she oversees the execution of complex institutional advisory assignments. She previously served as a Director of The Williams Companies, Inc. from 2018 to 2021. Ms. Fuller has served on the board of directors, board of trustees, and key committees for eight for-profit
companies. From 2012 to 2018, Ms. Fuller served as the Chief Investment Officer, at New York State Common Retirement Fund (“NYS Common”). Prior to NYS Common, Ms. Fuller had a
27-year
career at AllianceBernstein in New York City, a global investment manager, where her final position was Managing Director of the institutional team accountable for business development and client services to the large public pension plan market. Earlier in her career, Ms. Fuller also served roles at Standard and Poor’s and Morgan Stanley. In 2018, Ms. Fuller was appointed to the board of trustees for Fidelity Equity and High Income Funds. Ms. Fuller received her M.B.A. from the University of Chicago and her B.S.B.A. from Roosevelt University. Ms. Fuller is also a trustee of BXSL and BMACX.
James F. Clark.
Mr. Clark also serves as a Partner and generalist on the investment team of Sound Shore Management, Inc. (“Sound Shore”), which he joined in 2004. Mr. Clark is responsible for the Firm’s investments in energy, industrials, materials, and utilities. His tenure also includes heading Sound Shore’s Governance Committee and having served on its Investment and Operating Committees. Previously, Mr. Clark worked at Credit Suisse First Boston (“CSFB”) from 1984 to 2004, most recently as a Managing Director from 1996 to 2004. At CSFB, Mr. Clark served as Head of US Equity Research, from 2000 to 2004, and as the Firm’s International and Domestic Oil Analyst, from 1989 to 2000. Mr. Clark has an M.B.A. from Harvard University and a B.A. from Williams College, cum laude and with highest honors. Mr. Clark also served as a winter adjunct faculty member at Williams College, from 2020 to 2024. Mr. Clark is also a trustee of BXSL and BMACX.
Michelle Greene.
Ms. Greene is a board member, President Emeritus and Advisor of the Long-Term Stock Exchange (“LTSE”), a venture-backed,
SEC-approved
National Market System exchange with listing standards designed to support long-term focused visionary companies. She also is a board member of the Exchange’s parent company, LTSE Group. Ms. Green is an adjunct professor at Columbia University’s School of International and Public Affairs where she has taught for over a decade. She serves on Advisory Boards for the Aspen Institute Business & Society Program, and the Berkeley Center for Law and Business at
UC-Berkeley
School of Law. Ms. Greene is an honorary board member at Halcyon, a non-profit
incubator of impact-driven businesses. Previously, she worked on financial markets and financial institutions policy, as well as financial crisis response, at the U.S. Department of the Treasury, where she served under two administrations. Ms. Greene also was Senior Vice President and Head of Global Corporate Responsibility at the New York Stock Exchange (“NYSE”), where she launched and led its global corporate responsibility team, advised Fortune 500 companies on their sustainability programs and served as Executive Director of the NYSE Foundation. Ms. Greene was a consultant at McKinsey & Company, led the Carr Center for Human Rights Policy at Harvard University, and begun her career as a corporate securities lawyer. Ms. Greene has served on World Economic Forum advisory boards on financial inclusion and gender parity as Executive Director of the President’s Advisory Council on Financial Literacy and Financial Inclusion, and as a member of the White House Council on Women and Girls. as well as on a number of non-profit
boards. Ms. Greene graduated from Dartmouth College and received a J.D. from Harvard Law School. Ms. Greene is also a trustee of BXSL and BREC.
Executive Officers Who Are Not Trustees
Jonathan Bock
,
Senior Managing Director,
Co-CEO
of the Fund and BXSL,
Co-President
of BMACX, Global Head of Market Research for BXCI
. Mr. Bock is a Senior Managing Director and the
Co-CEO
of the Fund and BXSL, and Global Head of Market Research for BXCI based in New York. Prior to joining Blackstone, Mr. Bock was the Chief Executive Officer of Barings Business Development Companies. In addition to this role, he served as the
Co-Chief
Executive Officer and President of Barings Private Credit Corporation, and Chief Financial Officer of Barings Capital Investment Corporation, Barings Corporate Investors, and Barings Participation Investors. Prior to joining Barings in 2018, Mr. Bock was a Managing Director and Senior Equity Analyst at Wells Fargo Securities specializing in BDCs. He was the chief author of a leading BDC quarterly research publication: the BDC Scorecard. He is also published in the Journal of Alternative Investments. Prior to Wells Fargo, Mr. Bock followed the BDC industry at Stifel Nicolaus & Company and A.G. Edwards Inc. Prior to entering sell-side research in 2006, Mr. Bock was an equity portfolio manager/analyst at Busey Wealth Management in Champaign, Illinois. Mr. Bock holds a B.S. in Finance from the University of Illinois College of Business and is a member of the CFA Institute.
Carlos Whitaker
,
Senior Managing Director, President of the Fund and BXSL,
Co-President
of BMACX.
Mr. Whitaker is a Senior Managing Director and the President of the Fund and BXSL for BXCI based in New York. Before joining Blackstone in 2021, Mr. Whitaker was at Credit Suisse, where he was a Managing Director and held senior executive roles in the Global Markets division, including Head of New York Advisory Sales and
Co-Head
of Europe, Middle East, & Africa Advisory Sales. Mr. Whitaker received a Bachelor of Arts from the Plan II Honors Program, a Bachelor of Business Administration in Accounting, and a Master of Professional Accounting from the University of Texas at Austin, where he graduated with honors as a Sommerfeld Scholar. He is a member of the McCombs School of Business Advisory Council at the University of Texas at Austin. He also sits on the boards of New York for McCombs and Apollo Theater in Harlem.
Teddy Desloge (Portfolio Manager)
,
Managing Director, Chief Financial Officer of the Fund and BXSL
. Mr. Desloge is a Managing Director and serves as the Chief Financial Officer and Portfolio Manager of the Fund and BXSL for BXCI. Since joining Blackstone in 2015, Mr. Desloge has been involved with investment management of various direct lending funds and has focused on origination, research, and execution of private and opportunistic credit investments across industries, supporting Blackstone Credit & Insurance’s Private Credit Strategies. Prior to joining Blackstone Credit & Insurance in 2015, Mr. Desloge focused on origination, research and execution of private credit investments at Gefinor Capital. He started his career in the Leveraged Finance Group at Jefferies. Mr. Desloge graduated from Hobart & William Smith Colleges with a B.A. and a major in Economics.

Katherine Rubenstein
,
Managing Director, Chief Operating Officer of North America Private Credit, Chief Operating Officer of the Fund, BXSL and BMACX
. Ms. Rubenstein is a Managing Director and the Chief Operating Officer of North America Private Credit for BXCI based in New York. Ms. Rubenstein also serves as Chief Operating Officer of the Fund and BXSL. Since joining Blackstone in 2015, Ms. Rubenstein created and led the GSO Advantage platform (now Value Creation Program), which brings Blackstone’s broad set of capabilities to drive operational efficiencies and growth for BXCI’s portfolio companies. She subsequently created and led the Blackstone Advantage program, focusing on building networks and expanding access to resources for portfolio companies across Blackstone business units. Before joining Blackstone, Ms. Rubenstein originated senior secured loans and equipment finance opportunities in the industrial, consumer, and retail sectors for GE Capital and prior to that worked in brand management at World Kitchen. Ms. Rubenstein received an M.B.A. from The Johnson Graduate School of Management at Cornell University, where she was a Roy H. Park Leadership Fellow, and an AB from Dartmouth College. Ms. Rubenstein is on the Blackstone Charitable Foundation Leadership Council and on the Board of Let’s Get Ready, a
non-profit
organization that provides
low-income
and first generation to college students support to gain admission to and graduate from college.
Matthew Alcide
,
Managing Director, Chief Accounting Officer and Treasurer of the Fund and BXSL.
Mr. Alcide is a Managing Director and the Chief Accounting Officer and Treasurer of the Fund and BXSL for BXCI based in New York. Mr. Alcide leads the BXCI BDC Finance Group where he oversees the accounting and financial reporting for Blackstone’s business development companies, BXSL and BCRED. Prior to joining Blackstone, Mr. Alcide was a Director in the New York and London offices of PricewaterhouseCoopers where he provided assurance and accounting services to companies and investment funds across the asset management, investment banking and broker-dealer industries with a focus on SEC registrants and other publicly traded entities. Mr. Alcide graduated magna cum laude from Providence College with a B.S. in Accounting. Mr. Alcide is a Certified Public Accountant licensed in the State of New York.
Oran Ebel
,
Managing Director, Chief Legal Officer and Secretary of the Fund, BXSL and BMACX.
Mr. Ebel is Deputy General Counsel of BXCI and a Managing Director in the Legal & Compliance Group. Mr. Ebel oversees legal matters relating to Blackstone Credit & Insurance’s BDCs, is responsible for legal matters relating to Blackstone Credit & Insurance’s Private Credit investments and plays a key role overseeing other legal functions relating to Blackstone Credit & Insurance’s business. Prior to joining Blackstone in 2013, Mr. Ebel was an associate in the Finance Group of Debevoise & Plimpton LLP in New York. Mr. Ebel received an A.B., cum laude, from Princeton University and a J.D., cum laude, from New York University School of Law.
William Renahan
,
Managing Director, Chief Compliance Officer of the Fund, BXSL and BMACX
. Mr. Renahan is a Managing Director in the Legal & Compliance Group and serves as the Chief Compliance Officer of Blackstone’s Registered Funds. Prior to joining Blackstone, Mr. Renahan was a Senior Managing Director at Duff & Phelps Investment Management and served as Chief Compliance Officer of its investment adviser and affiliated registered investment companies. He graduated with a B.A. from Hobart College, a J.D. with honors from Albany Law School, and a Master of Laws in Taxation from New York University School of Law. He is admitted to practice law in New York State and holds Series 7 and 24 FINRA licenses.
Stacy Wang
,
Managing Director and Head of Stakeholder Relations of the Fund and BXSL
. Ms. Wang is a Managing Director and the Head of Stakeholder Relations for the Fund and BXSL for BXCI based in New York. Prior to Ms. Wang’s current role, Ms. Wang focused on fundraising, product strategy, and client relationships across private and opportunistic credit products for institutional and retail investors. Prior to joining Blackstone in 2015, Ms. Wang worked as an Investment Banking Associate at Natixis, where she focused on leveraged finance and M&A transactions. Ms. Wang graduated from the Stern School of Business at New York University with a B.S. in Finance and Journalism.
Lucie Enns
,
Senior Vice President, Chief Securities Counsel of the Fund, BXSL and BMACX
. Ms. Enns is a Senior Vice President in the Legal & Compliance Group. Before joining Blackstone in 2021, Ms. Enns was an attorney at Simpson Thacher & Bartlett in the funds group, focusing on alternative investment products including

BDCs, interval funds, and
closed-end
funds. Prior to that, she worked at K&L Gates in the investment management group with a focus on mutual funds, ETFs, and closed-end
funds. Ms. Enns holds a B.S. in Political Science, cum laude, from the University of Alabama, and a J.D., summa cum laude, from American University.
Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent c/o Blackstone Private Credit Fund, 345 Park Avenue, 31st Floor, New York, NY 10154, Attention: Chief Compliance Officer.
Corporate Governance
Committees
Our Board of Trustees has an Audit Committee and a Nominating and Governance Committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.
Audit Committee
The Board of Trustees has an Audit Committee that is responsible for (a) assisting the Board of Trustees’ oversight of the integrity of the Fund’s financial statements, the independent registered public accounting firm’s qualifications and independence, the Fund’s compliance with legal and regulatory requirements and the performance of the Fund’s independent registered public accounting firm; (b) preparing an Audit Committee report, if required by the SEC, which will be included in our annual proxy statement; (c) overseeing the scope of the annual audit of the Fund’s financial statements, the quality and objectivity of the Fund’s financial statements, accounting and financial reporting policies and internal controls; (d) determining the selection, appointment, retention and termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof;
(e) pre-approving
all audit and
non-audit
services provided to us and certain other persons by such independent registered public accounting firm; and (f) acting as a liaison between the Fund’s independent registered public accounting firm and the Board of Trustees. The members of the Audit Committee are Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene all of whom have been determined not to be “interested persons” of the Fund under the 1940 Act. Robert Bass serves as the Chairperson of the Audit Committee. Our Board of Trustees has determined that Robert Bass qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation
S-K
under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule
10A-3
of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. During the year ended December 31, 2024, the Audit Committee met eight times.
A copy of the charter of the Audit Committee is available in print to any shareholder who requests it.
Nominating and Governance Committee
The Board of Trustees has a Nominating and Governance Committee that is responsible for selecting and nominating the Fund’s Independent Trustees for election as trustees to the Board of Trustees. The members of the Nominating and Governance Committee are Robert Bass, Tracy Collins, Vicki Fuller, James F. Clark, and Michelle Greene, all of whom have been determined not to be “interested persons” of the Fund under the 1940 Act. Ms. Collins serves as Chairperson of the Nominating and Governance Committee.
When vacancies or creations occur, the Nominating and Governance Committee will consider trustee candidates recommended by a variety of sources to nominate for election by the Fund’s shareholders. While the

Nominating and Governance Committee is solely responsible for the selection and nomination of the Fund’s Independent Trustees, the Nominating and Governance Committee may accept nominees recommended by a shareholder as it deems appropriate. Shareholders who wish to recommend a nominee may do so by submitting their recommendation with biographical information and a statement as to the qualifications of the proposed nominee to the Secretary of the Fund at 345 Park Avenue, 31st Floor, New York, New York 10154. The Nominating and Governance Committee will consider nominees to the Board of Trustees recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a Trustee at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a Trustee by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the Board of Trustees, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines.
In considering trustee candidates, the Nominating and Governance Committee will take into consideration whether or not the person is willing and able to commit the time necessary for the performance of the duties of a trustee, whether the person is otherwise qualified under applicable laws and regulations to serve as a trustee, the contribution which the person may be expected to make to the Board of Trustees and the Fund, with consideration being given to the person’s business and professional experience, board experience, education and such other factors as the Nominating and Governance Committee, in its sole judgment, may consider relevant and the character and integrity of the person. In evaluating Independent Trustee candidates, the Nominating and Governance Committee also considers, among other factors that it may deem relevant, whether or not the person is an “interested person” as defined in the 1940 Act, whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationship with Company management, the Fund’s investment adviser, or any other principal Fund service providers or their affiliates and whether or not the person serves on the boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes. During the year ended December 31, 2024, the Nominating and Governance Committee met four times.
A copy of the charter of the Nominating and Governance Committee is available in print to any shareholder who requests it.
Executive Sessions
The Independent Trustees serving on our Board of Trustees intend to meet in executive sessions at the conclusion of or preceding each regularly scheduled meeting of the Board of Trustees, and additionally as needed, without the presence of any trustees or other persons who are part of our management.
Compensation of Trustees
No compensation is paid to our Trustees who are “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act. We pay each Independent Trustee: (i) $150,000 per year (prorated for any partial year), (ii) $2,500 for each regular meeting of the Board of Trustees attended, (iii) $1,000 for each committee meeting attended (in addition to regular meeting fees to the extent committees meet on regular meeting dates) and (iv) $7,500 per year for the Chairman of the Audit Committee. We are also authorized to pay the reasonable out-of-pocket
expenses of each Independent Trustee incurred by such trustee in connection with the fulfillment of his or her duties as an Independent Trustee. These Trustees are Robert Bass, Tracy Collins,

Vicki Fuller, James F. Clark, and Michelle Greene. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows for the fiscal year ended December 31, 2024:

	Total Compensation earned from the Fund for Fiscal Year 2024 (3)	Total Compensation earned from Fund Complex for Fiscal Year 2024 (4)
Interested Trustees
Brad Marshall (1)	$—	$—
Vikrant Sawhney (1)	$—	$—
Independent Trustees
Robert Bass (2)	$185,500	$414,750
Tracy Collins	$178,000	$393,500
Vicki Fuller	$171,000	$379,500
James F. Clark	$178,000	$393,500
Michelle Greene	$178,000	$393,500

(1)	These are interested trustees and, as such, do not receive compensation from the Fund or the Fund Complex for their services as trustees.
(2)	Includes compensation as Chairman of the Audit Committee.
(3)	The Fund does not have a profit-sharing plan, and trustees do not receive any pension or retirement benefits from the Fund.
(4)
Total compensation paid from the Fund Complex includes compensation paid by the Fund and $229,250, $215,500, $208,500, $215,500, and $215,500 of compensation paid to Mr. Bass, Ms. Collins, Ms. Fuller, Mr. Clark, and Ms. Greene, respectively, by BXSL for the fiscal year ended December 31, 2024. The Blackstone Credit & Insurance
Closed-End
Funds and Blackstone Alternative Multi Strategy Fund do not pay compensation to the trustees. BMACX and BREC did not pay compensation to the trustees for the fiscal year ended December 31, 2024 because it had not yet commenced operations.

Compensation of Executive Officers
None of our executive officers will receive direct compensation from us. We will reimburse the Administrator the allocable portion of the compensation paid by the Administrators (or their affiliates) to our chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). The members of the Investment Committee, through their financial interests in the Advisers, are entitled to a portion of the profits earned by the Adviser and the
Sub-Adviser,
which respectively includes any fees payable by us to the Adviser under the terms of the Investment Advisory Agreement and any fees payable by the Adviser to the
Sub-Adviser
under the terms of the
Sub-Advisory
Agreement, in each case less expenses incurred by the Adviser or the
Sub-Adviser
in performing its services under the Investment Advisory Agreement or the
Sub-Advisory
Agreement, as applicable.
Further, we are prohibited under the 1940 Act from issuing equity incentive compensation, including stock options, stock appreciation rights, restricted stock and stock, to our officers, directors and employees.
Board of Trustees Leadership Structure
Our business and affairs are managed under the direction of our Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board of Trustees, and of any individual Trustee, is one of oversight and not of management of our day-to-day
affairs.

Under our bylaws, our Board of Trustees may designate one of our Trustees as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. The Board of Trustees has appointed Brad Marshall to serve in the role of chairperson of the Board of Trustees. The chairperson’s role is to preside at all meetings of the Board of Trustees and to act as a liaison with the Advisers, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board of Trustees from time to time. The Board of Trustees reviews matters related to its leadership structure annually. The Board of Trustees has determined that its leadership structure is appropriate because it allows the Board of Trustees to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board of Trustees in a manner that enhances effective oversight.
Our Board of Trustees believes that its leadership structure is the optimal structure for us at this time. Our Board of Trustees, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.
Board of Trustees’ Role in Risk Oversight
Our Board of Trustees performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board of Trustees and are comprised solely of Independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.
Oversight of our investment activities extends to oversight of the risk management processes employed by the Advisers as part of their day-to-day
management of our investment activities. The Board of Trustees anticipates reviewing risk management processes at both regular and special meetings of the Board of Trustees throughout the year, consulting with appropriate representatives of the Advisers as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Trustees’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board of Trustees’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
We believe that the role of our Board of Trustees in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Dollar Range of Equity Securities Beneficially Owned by Trustees
The following table sets forth the dollar range of equity securities of the Fund beneficially owned by each trustee as of March 10, 2025:

	Dollar Range of Equity Securities in the Fund (1)(2)	Dollar Range of Equity Securities in the Fund Complex (1)(2)
Interested Trustees
Brad Marshall	over 100,000	over $100,000
Vikrant Sawhney	over 100,000	over $100,000
Independent Trustees
Robert Bass	over 100,000	over $100,000
Tracy Collins	None	None
Vicki Fuller	None	None
James F. Clark	over 100,000	over $100,000
Michelle Greene	None	None

(1)
Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000. This information has been furnished by each trustee as of March 10, 2025. “Beneficial Ownership” is determined in accordance with Rule
16a-1(a)(2)
under the Exchange Act.

(2)	Dollar ranges were determined using the number of shares that are beneficially owned as of March 10, 2025, multiplied by the Fund’s NAV per share as of December 31, 2024.
(3)
The “Fund Complex” consists of the Fund, BXSL, the Blackstone Credit & Insurance
Closed-End
Funds (Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund and Blackstone Strategic Credit 2027 Term Fund), Blackstone Alternative Multi-Strategy Fund, BMACX and BREC.

Payment of Our Expenses Under the Investment Advisory and Administration Agreements
Except as specifically provided below, all investment professionals and staff of the Advisers, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Advisers. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:
1. investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement;
2. the Fund’s allocable portion of compensation and other expenses incurred by the Administrators in performing their administrative obligations under the Administration Agreements, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals
at the Administrators that perform duties for the Fund; and (iii) any internal audit group personnel of Blackstone or any of its affiliates, subject to the limitations described in “The Fund—Administration Agreements.” Excluded from the allowable reimbursement shall be:
(i) rent or depreciation, utilities, capital equipment, and other administrative items of the Administrators; and
(ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of either of the Administrators. With respect to reimbursements under the Administration Agreements, the term “Controlling Person” shall mean a person, whatever his or her title, who performs functions for the Administrator or the
Sub-Administrator
similar to those of (a) the

chairman or other member of a board of directors, (b) executive officers or (c) those holding 10% or more equity interest in the Administrator or the
Sub-Administrator,
or a person having the power to direct or cause the direction of the Administrator or the
Sub-Administrator,
whether through the ownership of voting securities, by contract or otherwise; and
3. all other expenses of the Fund’s operations and transactions, including, without limitation, those relating to:
(i) organization and offering expenses associated with our public and private offerings, including this offering and offerings by feeder vehicles (which are primarily created to hold our Common Shares and in turn offer interests in such feeder vehicles to
non-U.S.
persons) (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating intermediaries, expenses incurred in connection with the provision of administrative or similar services by participating broker-dealers for their clients and reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s escrow agent and transfer agent, formation, distribution, administrative, regulatory or similar expenses related to the management and operation of feeder vehicles or related entities, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing fee);
(ii) all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA member state in connection with such Directive (the “AIFMD”), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians,
consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by Blackstone Credit & Insurance or Blackstone), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short- or long-term arrangements) as deemed appropriate by the Administrators, with the oversight of the Board of Trustees, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house attorneys
and tax advisors that provide transactional legal advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative and accounting services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection such services (including overhead related thereto), in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrators, with the oversight of the Board of Trustees, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services);
(iii) the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;
(iv) the cost of effecting any sales and repurchases of the Common Shares and other securities;
(v) fees and expenses payable under any intermediary manager and selected intermediary agreements, if any;

(vi) interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;
(vii) all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;
(viii) costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;
(ix) costs of derivatives and hedging;
(x) expenses, including travel, entertainment, lodging and meal expenses, incurred by the Advisers, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights;
(xi) expenses (including the allocable portions of compensation and out-of-pocket expenses
such as travel expenses) or an appropriate portion thereof of employees of the Advisers to the extent such expenses relate to attendance at meetings of the Board of Trustees or any committees thereof;
(xii) all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;
(xiii) the allocated costs incurred by the Advisers and the Administrators in providing managerial assistance to those portfolio companies that request it;
(xiv) all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);
(xv) investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Advisers are not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of Advisers or their affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of Blackstone as lessor in connection therewith));

(xvi) transfer agent, dividend agent and custodial fees;
(xvii) fees and expenses associated with marketing efforts;
(xviii) federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;
(xix) Independent Trustees’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Independent Trustees;
(xx) costs of preparing financial statements and maintaining books and records, costs of Sarbanes- Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, FINRA, U.S. Commodity Futures Trading Commission (“CFTC”) and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;
(xxi) all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Advisers or their affiliates in connection with such provision of services thereby);
(xxii) the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;
(xxiii) proxy voting expenses;
(xxiv) costs associated with an exchange listing;
(xxv) costs of registration rights granted to certain investors;
(xxvi) any taxes and/or
tax-related
interest, fees or other governmental charges (including any penalties incurred where the Advisers lack sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;
(xxvii) all fees, costs and expenses of any litigation, arbitration or audit involving the Fund any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Fund;
(xxviii) all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Advisers’ or their affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrators) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by Advisers and/or their affiliates for data-related services provided to the Fund and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;
(xxix) the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a business development company;
(xxx) costs associated with individual or group shareholders;
(xxxi) fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;
(xxxii) direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;
(xxxiii) all fees, costs and expenses of winding up and liquidating the Fund’s assets;
(xxxiv) extraordinary expenses (such as litigation or indemnification);
(xxxv) all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, IRS filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Advisers relating to the Fund and its affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Advisers and their affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;
(xxxvi) costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;
(xxxvii) costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Advisers or their affiliates for meetings with existing investors and any intermediaries, registered investment advisors, financial and other advisors representing such existing investors; and
(xxxviii) all other expenses incurred by the Administrators in connection with administering the Fund’s business.
From time to time, the Advisers, the Administrators or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof, the Adviser will reimburse the
Sub-Adviser,
the Administrator or such affiliates thereof and the Administrator will reimburse the
Sub-Administrator
or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Advisers or the Administrators may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.
Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Fund, and costs and expenses of the
Sub-Administrator
that are eligible for reimbursement by the Administrator, will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.
Board of Trustees Approval of the Advisory Agreements
On November 7, 2024, the Board of Trustees approved the
Sub-Adviser’s
assignment of the investment advisory agreement between the Fund and the
Sub-Adviser
to the Adviser pursuant to Rule
2a-6
under the 1940 Act, effective January 1, 2025, and approved the Investment Advisory Agreement to acknowledge such assignment. Further, on November 7, 2024, the Board of Trustees approved the
Sub-Advisory
Agreement between the Fund, the Adviser and the
Sub-Adviser.
These changes are the result of a reorganization of certain subsidiaries of Blackstone Inc. and do not result in any change in the aggregate fees paid by the Fund. Further, the nature and level of services provided to the Fund remain the same, as well as the personnel that provide investment management services to the Fund on behalf of the Adviser or the
Sub-Adviser.
In reaching a decision to approve the Advisory Agreements, the Board of Trustees reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Advisers;

•	the proposed investment advisory fee rates to be paid by the Fund to the Adviser (including fees to be allocated by the Adviser to the Sub-Adviser);

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Advisory Agreements; and

•	the organizational capability and financial condition of the Advisers and their affiliates.
Based on the information reviewed and the discussion thereof, the Board of Trustees, including a majority of the Independent Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Advisory Agreements as being in the best interests of our shareholders.
Prohibited Activities
Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Advisers and their affiliates:

•
We may not purchase or lease assets in which the Advisers or their affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•
The Advisers and their affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Advisers or their affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•
We may not make any loans, credit facilities, credit agreements or otherwise to the Advisers or their affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•
We may not pay a commission or fee, either directly or indirectly to the Advisers or their affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Advisers may not charge duplicate fees to us; and

•	The Advisers may not provide financing to us with a term in excess of 12 months.
In addition, in the Advisory Agreements, the Advisers agree that their activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our Advisers from: (i) receiving or accepting any rebate, give-ups
or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Advisers may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our Common Shares or give investment advice to a potential shareholder; provided, however, that our Advisers may pay a registered broker or other properly licensed agent sales commissions or other compensation (including cash compensation and non-cash
compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Advisers’ own assets, including those amounts paid to the Advisers under the Advisory Agreements.
Commingling
The Advisers may not permit our funds to be commingled with the funds of any other entity.

PORTFOLIO MANAGEMENT
Blackstone Private Credit Strategies LLC serves as our investment adviser and Blackstone Credit BDC Advisors LLC serves as our investment sub-adviser.
The Advisers are registered as investment advisers under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the 1940 Act, the Advisers manage the day-to-day
operations and provide investment advisory services to us.
Investment Personnel
Our senior staff of investment personnel currently consists of the members of the Investment Committee. The Investment Committee is currently comprised of Brad Marshall, Michael Zawadzki, Michael Carruthers, Brad Colman, Justin Hall, Robert Horn, Valerie Kritsberg, Daniel Leiter, Ferdinand Niederhofer, Daniel Oneglia, Robert Petrini, and Louis Salvatore. The portfolio managers primarily responsible for the day-to-day
management of the Fund are Brad Marshall, Michael Zawadzki and Teddy Desloge.
As of December 31, 2024, the Advisers were staffed with 638 employees, including the investment personnel noted above. In addition, the Advisers may retain additional investment personnel in the future based upon their needs.
The table below shows the dollar range of Common Shares owned by the portfolio managers as of December 31, 2024:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund (1)
Brad Marshall	over $1,000,000
Michael Zawadzki	$100,001 -$500,000
Teddy Desloge	$100,001 -$500,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for the
day-to-day
management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
Brad Marshall

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered investment companies	—	—	—	—
Other pooled investment vehicles (1)	5	$21.97 billion	5	$17.43 billion
Other accounts	13	$12.30 billion	7	$4.38 billion

Michael Zawadzki

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered investment companies	—	—	—	—
Other pooled investment vehicles (1)	7	$13.08 billion	7	$12.67 billion
Other accounts	23	$5.91 billion	9	$2.85 billion
Teddy Desloge

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee
Registered investment companies	—	—	—	—
Other pooled investment vehicles (1)	4	$18.18 billion	4	$15.74 billion
Other accounts	10	$7.74 billion	7	$5.18 billion

(1)	Includes management investment companies that have elected to be regulated as business development companies under the 1940 Act.
Compensation of the Portfolio Managers
The Advisers’ financial arrangements with the portfolio managers, their competitive compensation and their career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a discretionary bonus.
Base Compensation.
Generally, portfolio managers receive base compensation and employee benefits based on their individual seniority and/or their position with the Advisers.
Discretionary Compensation.
In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation is based on individual seniority, contributions to the Advisers and performance of the client assets for which the portfolio manager has primary responsibility. The discretionary compensation is not based on a precise formula, benchmark or other metric. These compensation guidelines are structured to closely align the interests of employees with those of the Advisers and their clients.
Investment Committee
Investment opportunities and
follow-on
investments in existing portfolio companies will generally require the unanimous approval of the Investment Committee. The Investment Committee will meet regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by the Advisers on our behalf. In addition, the Investment Committee reviews and determines whether to make prospective investments identified by the Advisers and monitors the performance of our investment portfolio. The day-to-day
management of investments approved by the Investment Committees will be overseen by investment personnel.
All of the Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, the Advisers. None of the Investment Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.

Members of the Investment Committee and Portfolio Managers Who Are Not Our Trustees or Executive Officers
Michael Zawadzki (Portfolio Manager)
,
Senior Managing Director, Global Chief Investment Officer for Blackstone Credit
& Insurance
. Mr. Zawadzki serves as a Portfolio Manager for the Fund, Blackstone Senior Direct Lending Fund (“BXD”), Blackstone Green Private Credit Fund III (“BGREEN III”) and BMACX. Before joining Blackstone in 2006, Mr. Zawadzki was with Citigroup Private Equity. Before that, he worked in the investment banking division of Salomon Smith Barney. Mr. Zawadzki received a B.S. in Economics from the Wharton School of the University of Pennsylvania.
Michael Carruthers
,
Senior Managing Director, Head of European Private Credit Strategies for Blackstone Credit
& Insurance
. Mr. Carruthers is involved in the origination, researching, structuring, and managing of investments. Mr. Carruthers re-joined
the London team in 2022 after having previously relocated to Toronto, Canada to focus on Blackstone Credit & Insurance origination efforts in Canada and the Midwest. Mr. Carruthers previously worked in the London office of Blackstone Credit & Insurance from 2006-2019. Prior to joining Blackstone Credit & Insurance, Mr. Carruthers worked in the investment banking division of Credit Suisse. Mr. Carruthers graduated with Honors in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.
Brad Colman
,
Senior Managing Director, Global Head of Healthcare Investing and Global Head of Sponsor Coverage for Private Credit
Strategies in Blackstone Credit
& Insurance
. Mr. Colman has been with Blackstone since 2012, focusing on originating, analyzing, executing and monitoring credit investments. Before joining Blackstone in 2012, Mr. Colman worked as a Director in the Strategic Investments group at PartnerRe, a Senior Associate in the sponsor finance team at American Capital, and an Analyst in Merrill Lynch’s investment banking group. Mr. Colman graduated magna cum laude from New York University’s Leonard N. Stern School of Business with a B.S. in Finance, Accounting, and Operations.
Justin Hall
,
Senior Managing Director, Global Head of Business Services for Blackstone Credit
& Insurance
. Mr. Hall has been with Blackstone since 2007, focused on originating, structuring, and managing credit investments. Prior to joining Blackstone, Mr. Hall worked in the Leveraged Finance Group at Merrill Lynch in New York. Mr. Hall graduated from Cornell University with a B.A. in Information Science.
Robert Horn
,
Senior Managing Director, Global Head of Infrastructure and Asset Based Credit for Blackstone Credit
& Insurance
. As Global Head of Infrastructure and Asset Based Credit, Mr. Horn oversees the Firm’s activities in infrastructure credit, energy transition, and asset based finance. Mr. Horn joined Blackstone in 2005. Prior to joining Blackstone, Mr. Horn worked in Credit Suisse’s Global Energy Group, where he advised on high yield financings and merger and acquisition assignments for companies in the power and utilities sector. Mr. Horn received a Bachelor of Commerce from McGill University, where he graduated with academic honors. Mr. Horn serves on the board of directors for various companies in the energy transition sector, including Altus Power, ClearGen, and M6 Midstream.
Valerie Kritsberg
,
Senior Managing Director, Global Head of Capital Markets and Trading for Blackstone Credit
& Insurance
. Ms. Kritsberg leads BXCI’s capital markets origination and sourcing across both liquid and private strategies. Her team acts as a single point of contact within BXCI for banks, broker dealers and other key market participants. Since joining Blackstone, Ms. Kritsberg has focused on the group’s public and private market investments including distressed and special situation investments across multiple industries. Prior to joining Blackstone in 2005, Ms. Kritsberg worked in Credit Suisse First Boston’s Global Energy Investment Banking Group where she worked on equity, leveraged finance and M&A transactions for a number of corporate and private equity clients. Ms. Kritsberg received a B.S. from New York University, Leonard N. Stern School of Business.
Daniel Leiter
,
Senior Managing Director, Head of International, Head of Global Liquid Credit Strategies for Blackstone Credit
& Insurance.
Prior to joining Blackstone in 2024, Mr. Leiter worked at Morgan Stanley where he was most recently a Managing Director in Fixed Income based in London. At Morgan Stanley, Mr. Leiter was globally responsible for the Securitized Products Trading and Alternative Financing businesses. He was also the head of European Securitized Products across all business lines including trading, sales, structuring and lending. Mr. Leiter received a B.A. in Economics from Middlebury College where he graduated
Phi-Beta-Kappa.
Ferdinand Niederhofer
,
Senior Managing Director, Global Head of Technology Investing for Blackstone Credit
& Insurance.
Mr. Niederhofer has been with Blackstone since 2011 and has worked across the London, New York, and San Francisco offices. Prior to joining Blackstone, Mr. Niederhofer worked in the Investment Banking and Global Capital Markets divisions for Morgan Stanley in London. Mr. Niederhofer received a Business Administration degree from The University of St. Gallen, Switzerland, and an MBA with Distinction from INSEAD, France.
Daniel Oneglia
,
Senior Managing Director, Global Chief Investment Officer of Liquid Credit Strategies for Blackstone Credit
& Insurance
. Daniel Oneglia is a Senior Managing Director, the Global CIO of Liquid Credit Strategies, and leads liquid asset allocation for Blackstone Credit & Insurance based in New York. Before joining Blackstone in 2019, he spent 20 years at Goldman Sachs where he was a partner and led the Americas Multi-Strategy Investment (MSI) team within the Special Situations Group (SSG). Mr. Oneglia graduated from Princeton University with a B.A. in History and a Certificate in Latin American Studies. Mr. Oneglia serves as the Chair of the Board of Trustees for The New York Foundling.
Robert Petrini
,
Senior Managing Director, Global Chief Investment Officer for Private Credit and Joint Portfolio Manager for the Capital Opportunities Strategy
. Before joining Blackstone in 2005, Mr. Petrini was a Principal of DLJ Investment Partners (“DLJ”), the $1.6 billion mezzanine fund of CSFB’s Alternative Capital Division. Prior to that, Mr. Petrini was a member of DLJ’s Leveraged Finance Group. Mr. Petrini graduated magna cum laude with a B.S. in Economics from the Wharton School of the University of Pennsylvania, where he was a Joseph Wharton and Benjamin Franklin Scholar.
Louis Salvatore
,
Senior Managing Director, Head of Opportunistic Private Credit Strategies for Blackstone Credit
& Insurance
. Mr. Salvatore is responsible for sourcing, diligence, structuring and managing performing credit investments. Before joining Blackstone in 2005, Mr. Salvatore was a Principal of DLJ, the mezzanine fund of CSFB’s Alternative Capital Division. Mr. Salvatore joined CSFB in 2000 when it acquired DLJ, where he was a member of the Merchant Banking Group. He had been a member of DLJ’s Leveraged Finance Group, specializing in corporate restructurings. Prior to that, he worked for Kidder Peabody. Mr. Salvatore received a B.A. in Economics from Cornell University and an MBA from the Wharton School of the University of Pennsylvania.
Other Members of the Portfolio Management Team
Teddy Desloge (Portfolio Manager)
,
Managing Director, Chief Financial Officer.
Please see Mr. Desloge’s biography provided in “Management of the Fund—Biological Information.”

ADVISORY AGREEMENTS AND ADMINISTRATION AGREEMENTS
Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC are located at 345 Park Avenue, 31st Floor, New York, NY 10154. The Advisers are registered as investment advisers under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the 1940 Act, the Advisers manage our day-to-day
operations and provide investment advisory services to us.
Advisory Agreements
The Advisers provide management services to us pursuant to the Advisory Agreements. The Advisory Agreements have been approved by the Board of Trustees. Under the terms of the Advisory Agreements, the Advisers are responsible for the following:

•
determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objectives, policies and restrictions;

•
identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.
The Advisers’ services under the Advisory Agreements are not exclusive, and they are free to furnish similar services to other entities, and they intend to do so, so long as their services to us are not impaired.
Compensation of the Adviser
Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. The sub-advisory
fees payable to the
Sub-Adviser
under the
Sub-Advisory
Agreement will be paid by the Adviser out of its own advisory fees rather than paid separately by us.
Management Fees
The management fee is payable monthly and is settled and paid quarterly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Investment Advisory Agreement, net assets means our total assets less liabilities determined on a consolidated basis in accordance with U.S. GAAP. For the first calendar month in which we had operations, net assets were measured as the beginning net assets as of the date on which the Fund broke escrow on January 7, 2021 (the “Escrow Break Date”). Substantial additional fees and expenses may also be charged by the Administrator to the Fund, which is an affiliate of the Adviser. In addition, the Adviser agreed to waive its management fee for the first six months following the date on which we break escrow for our offering.

Incentive Fees
The incentive fees consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component of the incentive fee is based on a percentage of our income and the other component is based on a percentage of our capital gains, each as described below.
Income Based Incentive Fees
The first part of incentive fees is based on our income is based on
Pre-Incentive
Fee Net Investment Income Returns.
“Pre-Incentive
Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees). Shareholders may be charged a fee on an income amount that is higher than the income shareholders may ultimately receive.
Pre-Incentive
Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon
securities), accrued income that has not yet been received in cash.
Pre-Incentive
Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income Returns.
Pre-Incentive
Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a
“hurdle rate” of return of 1.25% per quarter (5.0% annualized).
We will pay the Adviser an income based incentive fee quarterly in arrears with respect to our
Pre-Incentive
Fee Net Investment Income Returns in each calendar quarter as follows:

•
No incentive fee based on
Pre-Incentive
Fee Net Investment Income Returns in any calendar quarter in which our
Pre-Incentive
Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•
100% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns with respect to that portion of such
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our
Pre-Incentive
Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the
“catch-up.”
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up
is achieved, 12.5% of all
Pre-Incentive
Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Percentage of
Pre-Incentive
Fee Net Investment Income
Allocated to Quarterly Incentive Fee
These calculations are
pro-rated
for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to
Pre-Incentive
Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive
Pre-Incentive
Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.
The Adviser agreed to waive the incentive fee based on income for the first six months following the Escrow Break Date. The longer an investor held our Common Shares during this period, the longer such investor will have received the benefit of this income based incentive fee waiver period.
Capital Gains based Incentive Fee
The second component of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year in arrears. The amount payable equals:

•
12.5% of cumulative realized capital gains from inception through the end of such calendar, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated.
Administration Agreements
Under the terms of the Administration Agreements, the Administrators provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for certain costs and expenses incurred by the Administrators in performing their obligations under the Administration Agreements. Such reimbursement will include the Fund’s allocable portion of compensation and other expenses incurred by the Administrators in performing their administrative obligations under the Administration Agreements, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment
professionals at the Administrators that perform duties for the Fund; and (iii) any internal audit group personnel of Blackstone or any of its affiliates, subject to the limitations described in the Investment Advisory Agreement and the Administration Agreement. In addition, pursuant to the terms of the Administration Agreements, the Administrators may delegate their obligations under the Administration Agreements to an affiliate or to a third party and we will reimburse the Administrator, and the Administrator will reimburse the
Sub-Administrator,
for any services performed for us by such affiliate or third party. Under the
Sub-Administration
Agreement, the Administrator will reimburse the
Sub-Administrator
for certain costs and expenses incurred by the
Sub-Administrator
in performing its obligations under the
Sub-Administration
Agreement. The costs and expenses of the
Sub-Administrator
that are eligible for reimbursement by the Administrator will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator. The Administrator has outsourced, and may continue to outsource, certain administrative duties provided to the Fund to third parties, and the Administrator will pay the third parties accordingly. State Street Bank and Trust Company serves as our third-party sub-administrator.
The Administrator has utilized, and in the future will continue to utilize, the State Street
Sub-Administrator
to assist in the provision of administrative services. The State Street
Sub-Administrator
receives compensation from the Administrator for its
sub-administrative
services under the State Street
Sub-Administration
Agreement.
The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrators’ actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Excluded from the allowable reimbursement shall be: (i) rent or depreciation, utilities, capital equipment, and other administrative items of the Administrators; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of the Administrators. With respect to reimbursements under the Administration Agreements, the term “Controlling Person” shall mean a person, whatever his or her title, who performs functions for the Administrator or the
Sub-Administrator
similar to those of (a) the chairman or other member of a board of directors, (b) executive officers or (c) those holding 10% or more equity interest in the Administrator or the
Sub-Administrator,
or a person having the power to direct or cause the direction of the Administrator or the
Sub-Administrator,
whether through the ownership of voting securities, by contract or otherwise.
Certain Terms of the Advisory Agreements and Administration Agreements
Each of the Advisory Agreements and the Administration Agreements has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the Advisory Agreements and the Administration Agreements will remain in effect from year-to-year
if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Advisory Agreements or the Administration Agreements, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the Board of Trustees or the shareholders holding a majority outstanding voting securities, which means the lesser of (1) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (2) more than 50% of the outstanding voting securities of such company. The Adviser may also terminate the
Sub-Advisory

Agreement, without payment of any penalty, upon 60 days’ written notice to the
Sub-Adviser.
In addition, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice, the
Sub-Adviser
may terminate the
Sub-Advisory
Agreement upon 90 days’ written notice to the Adviser and the Administrator and the
Sub-Administrator
may terminate the Administration Agreement and the
Sub-Administration
Agreement, respectively, upon 60 days’ written notice, without payment of any penalty. Each of the Advisory Agreements will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of their assignment.
The Advisers and the Administrators shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Advisory Agreements and Administration Agreements, respectively, relate, provided that the Advisers and the Administrators shall not be protected against any liability to the Fund or its shareholders to which the Advisers or the Administrators would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). The Advisory Agreements and the Administration Agreements each provide that, absent disabling conduct, each of the Advisers and the Administrators, as applicable, and their officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with them (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisers’ services under the Advisory Agreements and the Administrators’ services under the Administration Agreements or otherwise as adviser or administrator for us. The Advisers and the Administrators shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Advisers or the Administrators in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Advisers or the Administrators had reasonable cause to believe their conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Advisers or the Administrators, as applicable, an affiliate of the Advisers or the Administrators or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Expense Support and Conditional Reimbursement Agreement
We have entered into the Expense Support Agreement with the
Sub-Adviser.
The
Sub-Adviser
may elect to make certain Expense Payments on our behalf, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the
Sub-Adviser
has committed to pay must be paid by the
Sub-Adviser
to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the
Sub-Adviser
or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the
Sub-Adviser
until such time as all Expense Payments made by the
Sub-Adviser
to the Fund within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the
Sub-Adviser
has waived its right to receive such payment for the applicable month.

POTENTIAL CONFLICTS OF INTEREST
The Advisers, Blackstone Credit & Insurance, Blackstone and their respective affiliates will be subject to certain conflicts of interest with respect to the services the Advisers and the Administrators provide to us. These conflicts will arise primarily from the involvement of the Firm in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The following list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund.
For purposes of this discussion and ease of reference, the following terms shall have the meanings as set forth below:
“Other Blackstone Credit
& Insurance Clients”
means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Fund or one or more Other Blackstone Credit & Insurance Clients own interests) that Blackstone Credit & Insurance may establish, advise or sub-advise
from time to time and to which Blackstone Credit & Insurance provides investment management or sub-advisory
services (other than the Fund and any such funds and accounts in which the Fund has an interest), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone Credit & Insurance to exercise its side-by-side
or other general partner investment rights as set forth in their respective governing documents; provided, that for the avoidance of doubt, “Other Blackstone Credit & Insurance Clients” shall not include Blackstone Credit & Insurance in its role as principal of any account, including any such accounts for which Blackstone Credit & Insurance or an affiliate thereof acts as an adviser.
“
Blackstone Clients
”
means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Fund or one or more Blackstone Clients own interests) that Blackstone may establish, advise or sub-advise
from time to time and to which Blackstone provides investment management or sub-advisory
services (other than the Fund, any such funds and accounts in which the Fund has an interest and Other Blackstone Credit & Insurance Clients), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone to exercise its side-by-side
or other general partner investment rights as set forth in their respective governing documents; provided that, for the avoidance of doubt, “Blackstone Clients” shall not include Blackstone in its role as principal of any account, including any accounts for which Blackstone or an affiliate thereof acts as an adviser.
“
Other Clients
”
means, collectively, Other Blackstone Credit & Insurance Clients and Blackstone Clients.
Performance Based Compensation and Management Fees
.
The existence of the incentive fees payable to Blackstone Credit & Insurance may create a greater incentive for Blackstone Credit & Insurance to operate the Fund in a riskier, more speculative or other manner that is less favorable to the shareholders or time the purchase or sale of investments in a manner motivated by the personal interests of Blackstone Credit & Insurance and/or Blackstone personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Advisers to make more speculative investments or otherwise time the purchase or sale of investments. Our Board of Trustees will seek to monitor these conflicts but there can be no assurances that such monitoring will fully mitigate any such conflicts.
In addition, the manner in which the Advisers’ entitlement to incentive fees is determined may result in a conflict between their interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Advisers may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Advisers’ entitlement to incentive fees on capital gains, the Advisers may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

The Firm’s Policies and Procedures
. The Firm has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Specified policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions are expected to reduce the synergies across the Firm’s various businesses that the Fund expects to draw on for purposes of pursuing attractive investment opportunities. Because the Firm has many different asset management and advisory businesses, including private equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Fund and the other business units or segments at the Firm, the Firm has implemented certain policies and procedures (e.g., information wall policy) regarding the sharing of information that could reduce the positive synergies that the Fund expects to utilize for purposes of identifying and managing attractive investments. For example, the Firm will from time to time come into possession of material non-public
information with respect to companies, including companies in which the Fund has investments or might be considering making an investment or companies that are clients of the Firm. As a consequence, that information, which could be of benefit to the Fund, is likely to be restricted to those other respective businesses and otherwise be unavailable to the Fund. It is also possible that the Fund could be restricted from trading despite the fact that the Fund did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Fund to effectively achieve its investment objective by unduly limiting the investment flexibility of the Fund and/or the flow of otherwise appropriate information between Blackstone Credit & Insurance and other business units at the Firm. Personnel of the Firm could be unable, for example, to assist with the activities of the Fund as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Firm to share information internally.
In addition, to the extent that the Firm is in possession of material non-public
information or is otherwise restricted from trading in certain securities, the Fund and the Advisers could also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Other Client has or has considered making an investment or which is otherwise a client of the Firm will have the potential to restrict or otherwise limit the ability of the Fund and/or its portfolio companies and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. The Firm could enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for the Fund, could require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.
Allocation of Personnel
.
The Advisers and their members, officers and employees will devote as much of their time and attention to the activities of the Fund as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the Advisory Agreements, the Firm is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities have the potential to be in competition with the Fund and/or to involve substantial time and resources of the Advisers. Firm personnel, including members of the Investment Committee, will work on other projects, serve on other committees (including boards of directors) and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. Certain members of Blackstone Credit & Insurance’s investment team are also members of Other Clients’ investment teams and will continue to serve in those roles (which could be their primary responsibility) and as a result, not all of their business time will be devoted to Blackstone or the Fund. Certain non-investment
professionals are not dedicated solely to the Fund and are permitted to perform work for Other Clients which is expected to detract from the time such persons devote to the Fund. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Advisers and their officers and employees will not be devoted exclusively to the business of the Fund, but will be allocated between the business of the Fund and the management of the monies of such other advisees of the Advisers. Time spent on these other initiatives diverts attention from the activities of the Fund, which could negatively impact the Fund and shareholders. Furthermore, Blackstone Credit & Insurance and Blackstone Credit & Insurance personnel derive financial benefit from these other activities, including fees and performance-based compensation. Firm personnel outside of Blackstone Credit & Insurance can share in the fees and performance-based compensation from the Fund; similarly, Blackstone Credit & Insurance personnel can share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by Firm personnel. Blackstone Credit & Insurance’s determination of the amount of time necessary to conduct the Fund’s activities will be conclusive, and shareholders rely on Blackstone Credit & Insurance’s judgment in this regard.
In addition, professionals of the Advisers are expected to participate in a Blackstone-sponsored program whereby any professional of the Advisers may receive carried interest or other compensation from another business unit of Blackstone in connection with such professional’s successful referral of a transaction to such other business unit of Blackstone or by virtue of other arrangements with Blackstone. Such compensation may include carried interest generated by a fund managed by such other business unit of Blackstone (or potentially even in a third-party fund manager). While not expected to be material, the amount of any carried interest or other compensation received in connection with any such program could ultimately be material and could involve a variety of conflicts of interest relating to such professional’s responsibilities with respect to the Fund, the incentive they would have to refer transactions to other Blackstone business units, and the financial interests they could have in Other Clients (including those that could invest in the same portfolio companies as the Fund or could transact with the Fund, for example in cross transactions) as a result of their participation in the aforementioned program.
Outside Activities of Principals and Other Personnel and their Related Parties
. Certain of the principals and employees of the Advisers will, in certain circumstances, be subject to a variety of conflicts of interest relating to their responsibilities to the Fund, Other Clients and their respective portfolio companies, and their outside personal or business activities, including as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Fund, including if such other entities compete with the Fund for investment opportunities or other resources. The other managed accounts and/or investment funds in which such individuals may become involved may have investment objectives that overlap with the Fund. Furthermore, certain principals and employees of the Advisers are likely to have a greater financial interest in the performance of such Other Clients or accounts than the performance of the Fund. Such involvement is expected to create conflicts of interest in making investments on behalf of the Fund and such Other Clients and accounts. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Fund, there can be no assurance they will be resolved favorably for the Fund. Also, Blackstone personnel, Firm employees, including employees of the Advisers, are generally permitted to invest in alternative investment funds, private equity funds, credit funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to the Firm’s Code of Ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments which can be expected to also be held or acquired by Other Clients, the Fund, or otherwise relate to portfolio companies in which the Fund has or acquires a different principal investment (including, for example, with respect to seniority), which is expected to give rise to conflicts of interest related to misaligned interests between the Fund and such persons. There could be situations in which such alternative investment funds invest in the same portfolio companies as the Fund and there could be situations in which such alternative investment funds purchase securities from, or sell securities to, the Fund if permitted under the 1940 Act and other applicable law. There can be no assurance that conflicts of interest arising out of such activities will be resolved in favor of the Fund. Shareholders will not receive any benefit from any such investments, and the financial incentives of Firm personnel in such other investments could be greater than their financial incentives in relation to the Fund and are not expected to receive notice should the Fund make investments in which such persons hold direct or indirect interests. Although Blackstone Credit & Insurance will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Fund.
Additionally, certain employees and other professionals of the Firm have family members or relatives employed by such advisers and service providers (or their affiliates) or otherwise actively involved in (or have business, financial or other relationships with) industries and sectors in which the Fund invests, and/or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors, personnel or owners of companies or assets that are actual or potential investments of the Fund or other counterparties of the Fund and its portfolio companies and/or assets. Moreover, in certain instances, the Fund or its portfolio companies can be expected to issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships have the potential to influence Blackstone, the Advisers and/or Blackstone Credit & Insurance in deciding whether to select, recommend or create such service providers to perform services for the Fund or portfolio companies (the cost of which will generally be borne directly or indirectly by the Fund or such portfolio companies, as applicable). Notwithstanding the foregoing, investment transactions relating to the Fund that require the use of a service provider will generally be allocated to service providers on the basis of best execution, the evaluation of which, in the case of broker-dealers, includes, among other considerations, such service provider’s provision of certain investment-related services and research that the Advisers believe to be of benefit to the Fund. To the extent that the Firm determines appropriate, conflict mitigation strategies can be expected to be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Firm. The shareholders rely on the Firm to manage these conflicts in its sole discretion.
Secondments and Internships
. Certain personnel of Blackstone and its affiliates, including consultants, will, in certain circumstances, be seconded to one or more portfolio companies, vendors and service providers and vendors or shareholders or other investors of the Fund and Other Clients to provide finance, accounting, operational support, data services and other similar services, including the sourcing of investments for the Fund or other parties. The salaries, benefits, overhead and other similar expenses for such personnel during the secondment could be borne by Blackstone and its affiliates or the organization for which the personnel are working or both (including fees for acquisition and/or transaction services to brokers, consultants (including sustainability consultants) or other finders). In addition, personnel of portfolio companies, vendors, service providers (including law firms and accounting firms) and shareholders or other investors of the Fund and Other Clients will, in certain circumstances, be seconded to, serve internships at, receive trainings from or otherwise provide consulting services to, or be temporarily hired by, Blackstone, the Fund, Other Clients and portfolio companies of the Fund and Other Clients. While often the Fund, Other Clients and their respective portfolio companies are the beneficiaries of these types of arrangements, Blackstone Credit & Insurance or Blackstone are expected to be beneficiaries of these arrangements as well, including in circumstances where the vendor, personnel or service provider or otherwise also provides services to the Fund, Other Clients, their respective portfolio companies or Blackstone in the ordinary course. Blackstone, the Fund, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. If a portfolio company pays the cost it will be borne directly or indirectly by the Fund. To the extent such fees, compensation or other expenses are borne by the Fund, including indirectly through its portfolio companies or reimbursement of Blackstone for such costs, the management fee will not be reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above may provide services in respect of multiple matters, including in respect of matters related to Blackstone, the Fund, Other Clients, portfolio companies, each of their respective affiliates and related parties, and any costs of such personnel may be allocated accordingly, Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, the Fund, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology Blackstone deems appropriate in a particular circumstance. In such circumstances, a conflict of interest exists because the Advisers and Blackstone Credit & Insurance or their affiliates have an incentive to select one service provider over another on the basis that the Advisers and Blackstone Credit & Insurance or their affiliates could receive the benefit of seconded employees from such service provider, particularly where the compensation and expenses for such personnel during the secondment is borne by the service provider and not the Advisers and Blackstone Credit & Insurance or their affiliates.
Other Benefits
. Blackstone Credit & Insurance and its personnel and related parties will receive intangible and other benefits, discounts and perquisites arising or resulting from their activities on behalf of the Fund, the value of which will not reduce the management fees or incentive fees or otherwise be shared with the Fund or its portfolio companies. For example, airline travel or hotel stays incurred as Fund expenses, as set forth in the Investment Advisory Agreements and Administration Agreements (“Fund Expenses”), often typically result in “miles” or “points” or credit in loyalty or status programs, and certain purchases made by credit card will result in “credit card points,” “cash back” or rebates in addition to such loyalty or status program miles or points. Such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to the benefit of Blackstone Credit & Insurance, its affiliates or their personnel (and not the Fund and/or portfolio companies) even though the cost of the underlying service is borne by the Fund as Fund Expenses and/or by its portfolio companies. (See also “—Service Providers, Vendors and Other Counterparties Generally” and “—Portfolio Company Relationships Generally” herein). Similarly, Blackstone Credit & Insurance, its affiliates and their personnel and related parties, and third parties designated by the foregoing, in certain circumstances, also receive discounts on products and services provided by portfolio companies and customers or suppliers of such portfolio companies. Such other benefits or fees have the potential to give rise to conflicts of interest in connection with the Fund’s investment activities, as they could incentivize the Advisers and Blackstone Credit & Insurance and its personnel to conduct certain activities in order to obtain such benefits, though such benefits do not correspondingly benefit the Fund. While the Advisers and Blackstone Credit & Insurance will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Fund. See also “—Service Providers, Vendors and Other Counterparties Generally” and “—Portfolio Company Relationships Generally” below.
Senior Advisors, Industry Experts and Operating Partners
.
Blackstone Credit & Insurance is expected to engage and retain strategic advisors, operating advisors, consultants, senior advisors, executive advisors, industry experts, investment banks, financial intermediaries, service providers, operating partners, deal sourcers and other similar professionals and market participants (any of whom might be current and former executives or other personnel of Blackstone and/or Blackstone Credit & Insurance, as well as current and former executives or other personnel of Blackstone’s and/or Blackstone Credit & Insurance’s portfolio companies) (“Senior and Other Advisors”) who are not employees or affiliates of Blackstone Credit & Insurance and who will, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from Blackstone Credit & Insurance or the Fund). In particular, in some cases, consultants, including those with a “Senior Advisor” title, have been and will be engaged with the responsibility to source, diligence and recommend transactions to Blackstone Credit & Insurance or to undertake a build-up
strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy, including as an investment in a “platform company,” potentially on a full-time and/or exclusive basis and notwithstanding any overlap with the responsibilities of the Advisers under the Advisory Agreements, the compensation to such consultants is expected to be borne fully by the Fund and/or portfolio companies (with no reduction or offset to management fee payable by the Fund) and not Blackstone Credit & Insurance. Similarly, the Fund, Other Clients and their portfolio companies are expected to retain and pay compensation to Senior and Other Advisors to provide services.
Any amounts paid by the Fund or a portfolio company to Senior and Other Advisors in connection with the above services, including cash fees, profits, or equity interests in a portfolio company, discretionary bonus awards, performance-based compensation (e.g., promote), sourcing fees, retainers and expense reimbursements, will be treated as Fund Expenses or expenses of the portfolio company, as the case may be, and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Blackstone Credit & Insurance, be chargeable to Blackstone Credit & Insurance or be deemed paid to or received by Blackstone Credit & Insurance, and such amounts will not reduce the management fees or incentive fees payable. Amounts charged by Senior and Other Advisors will not necessarily be confirmed as being comparable to market rates for such services.
To the extent permitted by applicable law and/or any applicable SEC granted exemptive or no action relief, these Senior and Other Advisors often have the right or could be offered the ability to (i)
co-invest
alongside the Fund, including in the specific investments in which they are involved (and for which they can be entitled to receive performance-related incentive fees, which will reduce the Fund’s returns), (ii) otherwise participate in equity plans for management of any such portfolio company, or (iii) invest directly in the Fund or in a vehicle controlled by the Fund subject to reduced or waived advisory fees and/or incentive fees, including after the termination of their engagement by or other status with the Firm. Such co-investment
and/or participation (which generally will result in the Fund being allocated a smaller share of the applicable investment) will not be considered as part of the Firm’s side-by-side
co-investment
rights. Such
co-investment
and/or participation could vary by transaction (and such participation can, depending on its structure, reduce the Fund’s returns).
Additionally, and notwithstanding the foregoing, these Senior and Other Advisors, as well as Other Clients could be (or could have the preferred right to be) investors in Blackstone Credit & Insurance’s portfolio companies (which, in some cases, can involve agreements to pay performance fees, or allocate profits interests, to such persons in connection with the Fund’s investment therein, which will reduce the Fund’s returns) and/or Other Clients. Such Senior and Other Advisors, as well as Other Clients, could also, subject to applicable law, have rights to co-invest
with the Fund on a
side-by-side
basis, which rights are generally offered on a
no-fee/no-carried
interest basis and generally result in the Fund being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side
participation. Senior and Other Advisors’ benefits described in this paragraph will, in certain circumstances, continue after termination of status as a Senior and Other Advisors. In certain cases, these Senior and Other Advisors will receive intangible and other benefits resulting from their activities on behalf of the Fund.
The time, dedication and scope of work of, and the nature of the relationship with, each of the Senior and Other Advisors vary considerably. In certain cases, they could advise the Advisers and/or Blackstone Credit & Insurance on transactions, provide the Advisers and/or Blackstone with industry-specific insights and feedback on investment themes, assist in transaction due diligence, or make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles (and could be exclusive service providers to Blackstone Credit & Insurance) and serve as executives or directors on the boards of portfolio companies or contribute to the identification and origination of new investment opportunities. The Fund expects to rely on these Senior and Other Advisors to recommend Blackstone as a preferred investment partner, identify investments, source opportunities, and otherwise carry out its investment program, but there is no assurance that these advisors will continue to be involved with the Fund for any length of time. In certain instances, Blackstone Credit & Insurance can be expected to have formal or informal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement, and, in any event, pursuant to negotiated arrangements that will not be confirmed as being comparable to the market rates for such services) by Blackstone, the Fund, and/or portfolio companies or otherwise uncompensated or entitled to deferred compensation until occurrence of a future event, such as commencement of a formal engagement. In certain cases, they have certain attributes of Blackstone Credit & Insurance “employees” (e.g., they can be expected to have dedicated offices at Blackstone Credit & Insurance, receive administrative support from Blackstone Credit & Insurance personnel, participate in general meetings and events for Blackstone Credit & Insurance personnel, work on Blackstone Credit & Insurance matters as their primary or sole business activity, service Blackstone exclusively, have Blackstone-related
e-mail
addresses and/or business cards and participate in certain benefit arrangements typically reserved for Blackstone employees, etc.) even though they are not considered Blackstone Credit & Insurance employees, affiliates or personnel for purposes of the Investment Advisory Agreement between the Fund and Blackstone Credit & Insurance. Under many of these arrangements, there can be no assurance that the amount of compensation paid in a particular period of time will be proportional to the amount of hours worked or the amount or tangible work product generated by the Senior and Other Advisors during such time. Some Senior and Other Advisors work only for the Fund and its portfolio companies, while others may have other clients. In particular, in some cases, Senior and Other Advisors, including those with a “Senior Advisor” or “Operating Advisor” title, have been and will be engaged with the responsibility to source and recommend transactions to the Advisers potentially on a full-time and/or exclusive basis and, notwithstanding any overlap with the responsibilities of the Advisers under the Advisory Agreements, the compensation to such Senior and Other Advisors will be borne fully portfolio companies (with no reduction to management fees) and not the Advisers. Senior and Other Advisors could have conflicts of interest between their work for the Fund and its portfolio companies, on the one hand, and themselves or other clients, on the other hand, and Blackstone Credit & Insurance is limited in its ability to monitor and mitigate these conflicts. Blackstone Credit & Insurance expects, where applicable, to allocate the costs of such Senior and Other Advisors to the Fund and/or applicable portfolio companies, and to the extent any such costs are allocated to the Fund, they would be treated as Fund Expenses. Payments or allocations to Senior and Other Advisors will not be reduced by the management fee, and can be expected to increase the overall costs and expenses borne indirectly by investors in the Fund. There can be no assurance that any of the Senior and Other Advisors, to the extent engaged, will continue to serve in such roles and/or continue their arrangements with Blackstone Credit & Insurance, the Fund and/or any portfolio companies for the duration of the relevant investments or throughout the term of the Fund. Additionally, from time to time, Senior and Other Advisors provide services on behalf of both the Fund and Other Clients, and any work performed by Senior and Other Advisors retained on behalf of the Fund could benefit the Other Clients (and alternatively, work performed by Senior and Other Advisors on behalf of Other Clients could benefit the Fund), and Blackstone Credit & Insurance shall have no obligation to allocate any portion of the costs to be borne by the Fund in respect of such Senior and Other Advisors to the Other Clients, except as described below.
As an example of the foregoing, in certain investments including involving a “platform company,” the Fund will, in certain circumstances, enter into an arrangement with one or more individuals (who could be former personnel of the Firm or current or former personnel of portfolio companies of the Fund or Other Clients, generally will have experience or capability in sourcing or managing investments, and could form a management team) to undertake a new business line or a build-up
strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy. The services provided by such individuals or relevant portfolio company, as the case may be, could include the following with respect to investments: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Fund or a portfolio company or asset of the Fund (which, to the extent permitted by applicable law and/or any applicable SEC granted exemptive or no action relief, can take the form of a management fee and/or profits allocation (whether paid directly to such individuals or to an affiliate entity controlled by such individuals)), or other long-term incentive plans. Compensation could also be based on assets under management, a waterfall similar to a carried interest, respectively, or another similar metric. The Fund could initially bear the cost of overhead (including rent, utilities, benefits, salary or retainers for the individuals or their affiliates entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up
strategy. Such expenses could be borne directly by the Fund as Fund Expenses (or broken deal expenses, if applicable) or indirectly through expenditures by a portfolio company. None of the fees, costs or expenses described above will reduce the management fees.
In addition, the Advisers will, in certain circumstances, engage third parties as Senior and Other Advisors (or in another similar capacity) in order to advise them with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Senior and Other Advisors can receive reimbursement of reasonable related expenses by portfolio companies or the Fund and could have the opportunity to invest in a portion of the equity and/or debt available to the Fund for investment that would otherwise be taken by the Advisers and their affiliates. If such Senior and Other Advisors generate investment opportunities on the Fund’s behalf, such Senior and Other Advisors are permitted to receive special additional fees or allocations which have the potential to not be comparable to those received by a third party in an arm’s length transaction and such additional fees or allocations would be borne fully by the Fund and/or portfolio companies (with no reduction or offset to management fees) and not Blackstone Credit & Insurance.
Blackstone has developed a strong network of relationships with investment owners, leading financial institutions, operating partners, senior business executives and government officials. These relationships provide market knowledge and form the backbone of its investment-sourcing network. Blackstone has, and expects to continue to have, a significant volume of deal flow. Primary sources of Blackstone transactions include:

•	Relationships of individual Blackstone Senior Managing Directors and professionals;

•	Major corporations, investment owners and operators with which Blackstone has worked in the past and that wish to divest assets or partner with Blackstone;

•	Investment/commercial banks;

•	Brokers/dealers; and

•	Borrowers.
Minority Investments in Asset Management Firms
. Blackstone and Other Clients, including Blackstone Strategic Capital Holdings (“BSCH”) and its related parties, regularly make minority investments in alternative asset management firms that are not affiliated with Blackstone, the Fund, Other Clients and their respective portfolio companies, and which can engage in similar investment transactions, including with respect to purchase and sale of investments, with these asset management firms and their advised funds and portfolio companies. Typically, the Blackstone related party with an interest in the asset management firm would be entitled to receive a share of carried interest/performance based incentive compensation and net fee income or revenue share generated by the various products, vehicles, funds and accounts managed by that third-party asset management firm that are included in the transaction or activities of the third-party asset management firm, or a subset of such activities such as transactions with a Blackstone related party. In addition, while such minority investments are generally structured so that Blackstone does not “control” such third-party asset management firms, Blackstone could nonetheless be afforded certain governance rights in relation to such investments (typically in the nature of “protective” rights, negative control rights or anti-dilution arrangements, as well as certain reporting and consultation rights) that afford Blackstone the ability to influence the Firm. Although Blackstone and Other Clients, including BSCH, do not intend to control such third-party asset management firms, there can be no assurance that all third parties will similarly conclude that such investments are non-control
investments or that, due to the provisions of the governing documents of such third-party asset management firms or the interpretation of applicable law or regulations, investments by Blackstone and Other Clients, including BSCH, will not be deemed to have control elements for certain contractual, regulatory or other purposes. While such third-party asset managers will not be deemed affiliated with the Fund within the meaning of the 1940 Act, Blackstone expects to, under certain circumstances, be in a position to influence the management and operations of such asset managers and the existence of its economic/revenue sharing interest therein can give rise to conflicts of interest. Participation rights in a third-party asset management firm (or other similar business), negotiated governance arrangements and/or the interpretation of applicable law or regulations could expose the investments of the Fund to claims by third parties in connection with such investments (as indirect owners of such asset management firms or similar businesses) that would have an adverse financial or reputational impact on the performance of the Fund. The Fund, its affiliates and their respective portfolio companies are expected to, from time to time engage in transactions with, and buy and sell investments from, any such third-party asset managers and their sponsored funds and transactions and other commercial arrangements between such third-party asset managers and the Fund and its portfolio companies are not subject to approval by the Board of Trustees. There can be no assurance that the terms of these transactions between parties related to Blackstone, on the one hand, and the Fund and its portfolio companies, on the other hand, will be at arm’s length or that Blackstone will not receive a benefit from such transactions, which can be expected to incentivize Blackstone to cause these transactions to occur. Such conflicts related to investments in and arrangements with other asset management firms will not necessarily be resolved in favor of the Fund. Shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith and will not receive any benefit from such transactions. By investing in the Fund, each shareholder acknowledges these conflicts related to investments in and arrangements with other asset management firms, acknowledges that these conflicts will not necessarily be resolved in favor of the Fund, agrees that shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith, otherwise understands that shareholders will not receive any benefit from such transactions, consents to all such transactions and arrangements to the fullest extent permitted by law, and waives any claim against Blackstone and releases Blackstone from any liability arising from the existence of any such conflict of interest; provided that such consent waiver shall not be construed as a waiver of the shareholder’s rights under federal securities laws or a consent to a violation of federal securities laws.
In addition, from time to time, certain advisors and service providers (including law firms) temporarily provide their personnel to Blackstone, Other Clients or their portfolio companies pursuant to various arrangements including at cost or at no cost. (See also “—Secondments and Internships” herein.) While often the Fund, Other Clients and their portfolio companies are the beneficiaries of these types of arrangements, Blackstone is from time to time a beneficiary of these arrangements as well, including in circumstances where the advisor or service provider also provides services to the Fund, Other Clients or Blackstone in the ordinary course. Blackstone, the Fund, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. The management fees will not be offset or reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto. The personnel described above could provide services in respect of multiple matters, including in respect of matters related to Blackstone, the Fund, Other Clients, portfolio companies, each of their respective affiliates and related parties, and Blackstone will endeavor in good faith to allocate the costs of these arrangements, if any, to Blackstone, the Fund, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology the Firm deems appropriate in a particular circumstance. In such circumstances, a conflict of interest exists because the Advisers and Blackstone Credit & Insurance or their affiliates have an incentive to select one service provider over another on the basis that the Advisers and Blackstone Credit & Insurance or their affiliates could receive the benefit of seconded employees from such service provider, particularly where the compensation and expenses for such personnel during the secondment is borne by the service provider and not the Advisers and Blackstone Credit & Insurance or their affiliates.
Multiple Blackstone Business Lines.
Blackstone has multiple business lines, including the Blackstone Capital Markets Group, which Blackstone, Blackstone Credit & Insurance, the Fund, Other Clients, portfolio companies of the Fund and Other Clients and third parties will, in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, Blackstone is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of business. For example, from time to time, Blackstone could come into possession of information that limits the Fund’s ability to engage in potential transactions. Similarly, other Blackstone businesses and their personnel could be prohibited by law or contract from sharing information with Blackstone that would be relevant to monitoring the investments and other activities. These types of restrictions from time to time will negatively impact the ability of the Fund to implement its investment program. Finally, Blackstone personnel who are members of the investment team or Investment Committee could be excluded from participating in certain investment decisions due to conflicts involving other Blackstone businesses or for other reasons, including other business activities, in which case the Fund will not benefit from their experience. The shareholders will not receive a benefit from any fees earned by Blackstone or its personnel from these other businesses.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to the Fund. Blackstone and its employees have long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on the Fund’s behalf, Blackstone will consider those relationships when evaluating an investment or divestment opportunity, and such relationships can be expected to influence Blackstone’s decision to make or not to make particular investments on the Fund’s behalf. The Fund could be required to sell or hold existing investments as a result of investment banking relationships or other relationships that Blackstone has or will have or transactions or investments that Blackstone makes or has made. (See also “—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities” and “—Portfolio Company Relationships Generally.”) Therefore, there can be no assurance that all potentially suitable investment opportunities that come to the attention of Blackstone will be made available to the Fund. The Fund is also permitted to co-invest
with Other Clients or other persons with whom Blackstone has a relationship in particular investment opportunities, and other aspects of these Blackstone relationships could influence the decisions made by Blackstone with respect to the investments and otherwise result in a conflict (see also “—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities” herein).
Blackstone Policies and Procedures; Information Walls.
Blackstone has implemented policies and procedures to address conflicts that arise as a result of its various activities, as well as regulatory and other legal considerations. Some of these policies and procedures, such as Blackstone’s information wall policy, are implemented by Blackstone to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions will reduce the synergies and collaboration across Blackstone’s various businesses that the Fund expects to draw on for purposes of identifying, pursuing and managing attractive investment opportunities. Because Blackstone has many different asset management and advisory businesses, including private equity, growth equity, a credit business, a hedge fund business, a capital markets group, a life sciences business and a real estate advisory business, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses and to protect against the inappropriate sharing and/or use of information between the Fund and the other business units at Blackstone, Blackstone has implemented certain policies and procedures (e.g., Blackstone’s information wall policy) regarding the sharing of information that have the potential to reduce the positive synergies and collaborations that the Fund could otherwise expect to utilize for purposes of identifying and managing attractive investments. For example, Blackstone will from time to time come into possession of material non-public
information with respect to companies in which Other Clients have investments or are considering making an investment or companies that are clients of Blackstone. As a consequence, that information, which could be of benefit to the Fund, is likely to be restricted to those other respective businesses and otherwise be unavailable to the Fund. It is also possible that the Fund could be restricted from trading despite the fact that the Fund did not receive such information. There can be no assurance, however, that any such policies and/or procedures will be effective in accomplishing their stated purpose and/or that they will not otherwise adversely affect the ability of the Fund to effectively achieve its investment objective by unduly limiting the investment flexibility of the Fund and/or the flow of otherwise appropriate information between Blackstone Credit & Insurance and other business units at Blackstone. For example, in some instances, personnel of Blackstone would be unable to assist with the activities of the Fund as a result of these walls. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of Blackstone to share information internally. In addition, due to these restrictions, it is possible that the Fund will not be able to initiate a transaction that it otherwise might have initiated and will not be able to purchase or sell an investment that it otherwise might have purchased or sold, which could negatively affect its operations or performance.
In addition, to the extent that Blackstone is in possession of material non-public
information or is otherwise restricted from making certain investments, the Fund and the Advisers would also be deemed to be in possession of such information or otherwise restricted. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit the ability of the Fund and/or its portfolio companies and their affiliates to make investments in or otherwise engage in businesses or activities competitive with such companies. Blackstone has in the past entered into, and reserves the right to enter into in the future, one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Fund, require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take. (See “—Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities”).
Data
. The Firm receives, generates and/or obtains various kinds of data and information from the Fund, Other Clients, portfolio companies of the Fund and Other Clients, investors in the Fund and limited partners in Other Clients and service providers, including but not limited to data and information relating to or created in connection with business operations, financial results, trends, budgets, plans, suppliers, customers, employees, contractors, sustainability, energy usage, carbon emissions and related metrics, financial information, commercial and transactional information, customer and user data, employee and contractor data, supplier and cost data, and other related data and information, some of which is sometimes referred to as “alternative data” or “big data”. The Firm can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes or identify specific investment, trading or business opportunities, as a result of its access to (and rights regarding, including use, ownership, distribution and derived works rights over) this data and information from the Fund, Other Clients, portfolio companies of the Fund and Other Clients, investors in the Fund and limited partners in Other Clients, related parties and service providers. The Firm has entered and will continue to enter into information sharing and use, measurement and other arrangements, which will give the Firm access to (and rights regarding, including ownership, use, distribution and derived works rights over) data that it would not otherwise obtain in the ordinary course, with the Fund, Other Clients, portfolio companies of the Fund and Other Clients, investors in the Fund and in Other Clients, as well as with related parties and service providers. Further, this alternative data is expected to be aggregated across the Fund, Other Clients and their respective portfolio companies. Although the Firm believes that these activities improve the Firm’s investment management activities on behalf of the Fund and Other Clients, information obtained from the Fund and its portfolio companies, and investors in the Fund and in Other Clients also provides material benefits to Blackstone or Other Clients without compensation or other benefit accruing to the Fund or its shareholders. For example, information from a portfolio company in which the Fund holds an interest can be expected to enable the Firm to better understand a particular industry, enhance the Firm’s ability to provide advice or direction to a portfolio company’s management team on strategy or operations to the management team of one or more portfolio companies owned by the Fund or Other Clients, and execute trading and investment strategies in reliance on that understanding for Blackstone and Other Clients that do not own an interest in the portfolio company, typically without compensation or benefit to the Fund or its portfolio companies. Blackstone would serve as the repository for data described in this paragraph, including with ownership and use rights therein. The Firm is also permitted to share data from a portfolio company (on an anonymized basis) with a portfolio company of an Other Client, which has the potential to increase a competitive disadvantage for, and indirectly harm, such portfolio company (although the opposite may be true as well, in which case a portfolio company of the Fund may receive data from a portfolio company of an Other Client). In addition, the Firm could have an incentive to pursue an investment in a particular company based on the data and information expected to be received or generated in connection with such investment.
Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information or otherwise limit the scope and purpose of its use or distribution, and regulatory limitations on the use of material nonpublic information, the Firm is generally free to use and distribute data and information from the Fund’s and its portfolio companies’ activities to assist in the pursuit of the Firm’s various other activities, including but not limited to trading activities or use for the benefit of the Firm and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Firm’s ability to do so. For example, the Firm’s ability to trade in securities of an issuer relating to a specific industry could, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading or other business activities is expected to provide a material benefit to the Firm without compensation or other benefit to the Fund or shareholders.
Data Services
. Blackstone or an affiliate of Blackstone formed in the future may provide data services to portfolio companies and investors in the Fund and in Other Clients and will provide such services directly to the Fund and Other Clients (collectively, “Data Holders”). Such services can be expected to include assistance with obtaining, analyzing, curating, processing, packaging, distributing, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to applicable law and the limitations in the Advisory Agreements and any other applicable contractual limitations, with the Fund, Other Clients, portfolio companies, investors in the Fund and in Other Clients, and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Clients make investments, and portfolio companies thereof). Where Blackstone believes appropriate, data from one Data Holder will be aggregated or pooled with data from other Data Holders. Any revenues arising from such aggregated or pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone Credit & Insurance in its sole discretion, with Blackstone Credit & Insurance able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. If Blackstone enters into data services arrangements with portfolio companies and receives compensation from such portfolio companies for such data services, the Fund will indirectly bear its share of such compensation based on its pro rata ownership of such portfolio companies which would be in addition to any annual flat fee paid as part of Fund Expenses for data science-related services. Blackstone is expected to receive compensation for such data services, which is expected to include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data, as well as fees, royalties and cost and expense reimbursement (including start-up
costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). Additionally, Blackstone is expected to share and distribute the products from such data services within Blackstone or its affiliates (including Other Clients or their portfolio companies) at no charge and, in such cases, the Data Holders will not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone creates incentives for Blackstone to cause the Fund to invest in portfolio companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.
Subject to applicable law and the conditions of the Fund’s
co-investment
exemptive relief, certain personnel of Blackstone-affiliated service providers may receive a management promote, an incentive fee and other performance-based compensation in respect of investments. Furthermore, subject to applicable law, Blackstone-affiliated service providers can be expected to charge costs and expenses based on allocable overhead associated with non-investment
personnel working on relevant matters (including salaries, benefits and other similar expenses).
By acquiring an interest in the Fund, each shareholder will be deemed to have acknowledged and consented to the existence or resolution of any such conflicts related to Blackstone affiliate service providers and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest to the fullest extent permitted by law; provided that such consent waiver shall not be construed as a waiver of the shareholder’s rights under federal securities laws or a consent to a violation of federal securities laws.
Blackstone and Blackstone Credit
& Insurance Strategic Relationships
& Multi-Fund Arrangements
. Blackstone and Blackstone Credit & Insurance have entered, and it can be expected that Blackstone and Blackstone Credit & Insurance in the future will enter, into both (i) strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone or Blackstone Credit & Insurance (which will afford such investor special rights and benefits) that could (but is not required to) incorporate one or more strategies (including, but not limited to, a different sector and/or geographical focus within the same or a different Blackstone business unit) in addition to the Fund’s strategy and (ii) arrangements that involve an agreement or understanding to make an investment in or a capital commitment to (as applicable) the Fund and one or more Other Clients, as applicable (which can include a subscription or capital commitment, as applicable, already made recently to another Other Client) (any such overall relationship and/or multi-fund arrangement in the foregoing (i) and (ii), a “Strategic Relationship”), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone or Blackstone Credit & Insurance strategies that would not apply to any other investor’s investment in the Fund. A Strategic Relationship often involves (but is not required to involve) an investor agreeing to make a capital commitment to or investment in (as applicable) multiple Blackstone or Blackstone Credit & Insurance Clients, one of which could include the Fund. Shareholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter) or receive any other disclosure or reporting of the terms of or existence of any Strategic Relationship and will be unable to elect in the “most-favored-nations” election process (if any) any rights or benefits afforded through a Strategic Relationship (for the avoidance of doubt, no further disclosure or reporting information will be shared with the shareholders about any Strategic Relationship). Specific examples of such additional rights and benefits have included and can be expected to include, among others, specialized reporting, discounts or reductions on and/or reimbursements or rebates of management fees or carried interest (as applicable), secondment of personnel from the investor to Blackstone or Blackstone Credit & Insurance (or vice versa), rights to participate in the investment review and evaluation process, as well as priority rights or targeted amounts for co-investments
alongside Blackstone Credit & Insurance or Blackstone funds (including, without limitation, preferential or favorable allocation of co-investment
and preferential terms and conditions related to
co-investment
or other participation in Blackstone or Blackstone Credit & Insurance Clients (including in respect of any carried interest (as applicable) and/or management fees to be charged with respect thereto, as well as any additional discounts, reductions, reimbursements or rebates with respect thereto or other penalties that may result if certain target co-investment
allocations or other conditions under such arrangements are not achieved)). Any co-investment
that is part of a Strategic Relationship could include
co-investment
in investments made by the Fund. Blackstone, including its personnel (including Blackstone Credit & Insurance personnel), reserves the right to receive compensation from Strategic Relationships and could be incentivized to allocate investment opportunities away from the Fund to or source investment opportunities for Strategic Relationships. Strategic Relationships will in certain circumstances, result in fewer co-investment
opportunities (or reduced or no allocations) being made available to shareholders, subject to the 1940 Act.
Buying and Selling Investments or Assets from Certain Related Parties
. The Fund and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Fund, portfolio companies of Other Clients or their respective related parties. Such purchases and sales could occur on a programmatic basis. Purchases and sales of investments or assets between the Fund or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Fund, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board of Trustees or any shareholder. These transactions involve conflicts of interest, as the Firm may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Blackstone could have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Fund to a shareholder, other portfolio companies of the Fund, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Clients or any of their respective related parties. The Firm can, but will not be required to, solicit third party bids or obtain a third party valuation prior to causing the Fund or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Fund, portfolio company of Other Clients or any of their respective related parties as provided above.
The Fund may sell or purchase an interest to or from a counterparty (such as another sponsor’s fund), while the same counterparty acquires or sells an interest in a portfolio company of an Other Client or Blackstone. While these transactions may be separate or non-contingent,
due to the simultaneous or closely related timing of these transactions, there may be actual or perceived conflicts of interest in connection with such transactions due to Blackstone’s duties to the Fund on one hand, and such Other Client or Blackstone participating in the related transaction on the other, for example with respect to ensuring each transaction is separately in the best interests of the applicable Other Client and the Fund and that the valuations are fair and reasonable to each respective fund, among other things. To mitigate such conflicts, Blackstone could, for example, negotiate each such transaction independently and ensure there is not a cross-conditioned closing of the two transactions, to ensure that the terms of each such transaction stand on their own.
Other Firm Businesses, Activities and Relationships
. As part of its regular business, Blackstone provides a broad range of investment banking, advisory and other services. In addition, the Firm reserves the right to provide services in the future beyond those currently provided. Shareholders will not receive any benefit from any fees relating to such services.
In the regular course of its capital markets, investment banking, real estate advisory and other businesses, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to transactions that could give rise to other transactions that are suitable for the Fund. In such a case, a Blackstone advisory client would typically require Blackstone to act exclusively on its behalf. Such advisory client requests have the potential to preclude all Blackstone-affiliated clients, including the Fund, from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Fund. In connection with its capital markets, investment banking, advisory, real estate and other businesses, Blackstone will from time to time determine that there are conflicts of interest or come into possession of information that limits its ability to engage in potential transactions. The Fund’s activities are expected to be constrained as a result of such conflicts of interest and the inability of Blackstone personnel to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Fund’s investment team. Additionally, there are expected to be circumstances in which one or more individuals associated with Blackstone affiliates (including clients) will be precluded from providing services related to the Fund’s activities because of certain confidential information available to those individuals or to other parts of Blackstone (e.g., trading can be restricted). Where Blackstone affiliates are engaged to find buyers or financing sources for potential sellers of assets, the seller can permit the Fund to act as a participant in such transactions (as a buyer or financing partner), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price).
The Fund may invest in securities of the same issuers as Other Clients, other investment vehicles, accounts and clients of the Firm and the Advisers. To the extent that the Fund holds interests that are different (or more senior or junior) than those held by such Other Clients, Blackstone Credit & Insurance may be presented with decisions involving circumstances where the interests of such Other Clients are in conflict with those of the Fund. Furthermore, it is possible the Fund’s interest could be subordinated or otherwise adversely affected by virtue of such Other Clients’ involvement and actions relating to its investment.
In addition, the 1940 Act limits the Fund’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as BDCs under the 1940 Act. As a result of these restrictions, the Fund could be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations have the potential to limit the scope of investment opportunities that would otherwise be available to the Fund.
Blackstone Credit & Insurance has received an exemptive order that permits certain funds, among other things, to co-invest
with certain other persons, including certain affiliates of Blackstone Credit & Insurance, and certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates subject to certain terms and conditions. In addition, other present and future activities of the Firm and its affiliates (including Blackstone Credit & Insurance and the Advisers) will from time to time give rise to additional conflicts of interest relating to the Firm and its investment activities. In the event that any such conflict of interest arises, the Advisers will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that, subject to applicable law, conflicts will not necessarily be resolved in favor of the Fund’s interests.
Transactions with Clients of Blackstone Insurance
. Blackstone Insurance is the business segment of Blackstone Credit & Insurance that provides investment advisory services to insurers, including among others, (i) Fidelity & Guaranty Life Insurance Company and certain of its affiliates (“FGL”), (ii) Everlake Life Insurance Company and certain of its affiliates (“Everlake”), (iii) certain subsidiaries of Corebridge Financial, Inc. (“Corebridge”) and (iv) certain subsidiaries of Resolution Life Group Holdings Ltd. (“Resolution Life”). Certain of the insurers for which Blackstone Insurance provides services are, or may be in the future, owned, directly or indirectly, by Blackstone, the Fund, or Other Clients, in whole or in part. Actual or potential conflicts of interest will likely arise in relation to the funds, vehicles or accounts Blackstone Insurance advises or sub-advises,
including accounts where an insurer (including, without limitation, each of FGL, Everlake, Corebridge and Resolution Life) participates in investments directly and there is no separate vehicle controlled by Blackstone (for the purposes of this paragraph only, collectively, “Blackstone Insurance Clients,” and each Blackstone Insurance Client is an Other Client for purposes other than this paragraph). Blackstone Insurance Clients, including clients with whom Blackstone Credit & Insurance has an advisory relationship, have invested and are expected to continue investing in Other Clients and/or the Fund. Certain Blackstone Insurance Clients have investment objectives that overlap with those of the Fund (and Blackstone Credit & Insurance, or a business segment thereof, has entered into sub-management
agreements with Blackstone Insurance to manage (for a fee, which such fees may be shared with Blackstone Insurance) the assets of certain such Blackstone Insurance Clients with respect to investments that overlap in part with the Fund’s investment directive) or its portfolio companies and such Blackstone Insurance Clients may invest, as permitted by applicable law and the Fund’s co-investment
exemptive relief, alongside (or in lieu of) the Fund or such portfolio companies in certain investments, which will reduce the investment opportunities otherwise available to the Fund or such portfolio companies. Blackstone Insurance Clients will also engage in a variety of activities, including participating in transactions related to the Fund and/or its portfolio companies (e.g., as originators, co-originators,
counterparties or otherwise). Other transactions in which Blackstone Insurance Clients will participate include, without limitation, investments in debt or other securities issued by portfolio companies or other forms of financing to portfolio companies (including special purpose vehicles established by the Fund or such portfolio companies). When investing alongside the Fund or its portfolio companies or in other transactions related to the Fund or its portfolio companies, Blackstone Insurance Clients may not invest or divest at the same time or on the same terms as the Fund or the applicable portfolio companies or at a different time or on different terms. Blackstone Insurance Clients are permitted to acquire investments and portfolio companies directly or indirectly from the Fund, as permitted by applicable law and the Fund’s co-investment
exemptive relief. In circumstances where Blackstone Credit & Insurance determines in good faith that the conflict of interest is mitigated in whole or in part through various measures that Blackstone, Blackstone Credit & Insurance or the Advisers implement, the Advisers may determine to proceed with the applicable transaction (subject to oversight by the Board of Trustees and the applicable law to which the Fund is subject). In order to seek to mitigate any potential conflicts of interest with respect to such transactions (or other transactions involving Blackstone Insurance Clients), Blackstone reserves the right, in its sole discretion, to involve independent members of the board of a portfolio company or a third-party stakeholder in the transaction to negotiate price and terms on behalf of the Blackstone Insurance Clients or otherwise cause the Blackstone Insurance Clients to “follow the vote” thereof, and/or cause an independent client representative or other third party to approve the investment or otherwise represent the interests of one or more of the parties to the transaction. In addition, Blackstone or the Advisers may limit the percentage interest of the Blackstone Insurance Clients participating in such transaction, or obtain appropriate price quotes or other benchmarks, or, alternatively, a third-party price opinion or other document to support the reasonableness of the price and terms of the transaction. Blackstone Insurance is also expected to require the applicable Blackstone Insurance Clients participating in a transaction to consent thereto (including in circumstances where the Advisers do not seek the consent of the Board of Trustees). There can be no assurance that any such measures or other measures that may be implemented by Blackstone will be effective at mitigating any actual or potential conflicts of interest. Moreover, under certain circumstances (e.g., where a Blackstone

Insurance Client participates in a transaction directly (and not through a vehicle controlled by Blackstone) and independently consents to participating in a transaction), a Blackstone Insurance Client (or any other Blackstone Client participating via a similar arrangement) will not be an “Affiliate” as defined under the 1940 Act.
Allocation of Portfolios
. The Firm will, in certain circumstances, have an opportunity to acquire a portfolio or pool of assets, securities and instruments that it determines should be divided and allocated among the Fund and Other Clients. Such allocations generally would be based on the Firm’s assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool will have an opportunistic return profile, while others will have a return profile not appropriate for the Fund. Also, a pool can contain both debt and equity instruments that the Firm determines should be allocated to different funds. In all of these situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore among the Fund and Other Clients acquiring any of the assets, securities and instruments, although the Firm could, in certain circumstances, allocate value to the Fund and such Other Clients on a different basis than the contractual purchase price. Similarly, there will likely be circumstances in which the Fund and Other Clients will sell assets in a single or related transactions to a buyer. In some cases, a counterparty will require an allocation of value in the purchase or sale contract, though the Firm could determine such allocation of value is not accurate and should not be relied upon. The Firm will generally rely upon internal analysis consistent with its valuation policies and procedures to determine the ultimate allocation of value, though it could also obtain third-party valuation reports. Regardless of the methodology for allocating value, the Firm will have conflicting duties to the Fund and Other Clients when they buy or sell assets together in a portfolio, including as a result of different financial incentives the Firm has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that an investment of the Fund will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Clients.
Insurance-Related Companies
. We may invest in or wholly own insurance-related companies (including newly formed entities) that enter into reinsurance arrangements with third-party insurance companies (a “Cedant”) that are not affiliated with the Fund (as such term is defined in Section 2(a)(3) of the 1940 Act) but may have assets managed by Blackstone Credit & Insurance. In such cases, these reinsurance arrangements would result in Blackstone Credit & Insurance (either directly or through sub-manager
arrangements with the Cedant) managing an account held by the Cedant whose assets support reinsurance obligations entered into by our insurance-related portfolio entity; provided that our insurance-related portfolio entity would not indirectly bear the fees related to any reinsurance arrangement with assets managed by Blackstone Credit & Insurance. The economic return to our insurance-related portfolio entity of such reinsurance arrangements would be reduced by the cost of any management fee expenses paid by the Cedant, even if the fees are paid to Blackstone Credit & Insurance (because such expenses would not offset the Fund’s management fee). The fees paid to Blackstone Credit & Insurance by the Cedant may exceed fees paid to Blackstone Credit & Insurance by the Fund with respect to the Fund’s investment in the insurance-related portfolio entity. Blackstone Credit & Insurance will also manage or sub-manage
the general account or other accounts (including other insurance-related accounts) of certain of these third-party insurance companies and by entering into the reinsurance arrangement with our insurance-related portfolio entity, the Cedant would be anticipated to have more capacity to sell additional insurance products and thus obtain additional capital or assets, which can increase the assets managed by Blackstone Credit & Insurance on behalf of the Cedant. As a result of the foregoing, Blackstone Credit & Insurance will be incentivized to participate in and pursue more insurance-related transactions due to the prospect of earning such fees. Subject to compliance with the 1940 Act and applicable guidance, our insurance-related portfolio entity is expected to also engage affiliates to provide non-investment
management services from time to time consistent with applicable law. See “—Portfolio Company Service Providers and Vendors.”
Subdivision of Debt Obligations
. Blackstone Credit & Insurance, acting in respect of the Fund and Other Clients, is permitted, from time to time, to subdivide a debt obligation (including in connection with originating such debt obligation) into two or more tranches (which may be structured as loans, notes or other instruments), each of which could have different terms from the original obligation with respect to interest and principal repayment, seniority, subordination, default remedies, rights to collateral and/or other matters. The owner of the original obligation, which could have been acquired directly from a borrower in a negotiated transaction or in the secondary market, can retain an interest in one or more tranches and elect to dispose of any such interests, including in related-party transactions between the Fund and Other Clients. The subdivision or “tranching” of debt obligations typically will be undertaken when Blackstone Credit & Insurance determines that it can achieve competitive advantages or other benefits. For example, a borrower would be expected to favor a lender that is prepared to negotiate a single, consolidated credit arrangement, instead of having to negotiate senior and subordinated loans and/or secured and unsecured loans with multiple lenders. Tranching can also facilitate access to debt obligations or other securities having specific features that suit the differing risk and return and other parameters (including rating or asset eligibility requirements) of the Fund or Other Clients on a more customized basis than is available in the market at the particular time. Participation by Blackstone Credit & Insurance in these tranching activities, including as a creator of tranches, will give rise to a variety of potential conflicts of interest between and among the Fund and Other Clients. For example, Blackstone Credit & Insurance may determine to tranche a debt obligation into senior and subordinated instruments, notwithstanding that the Client and/or Other Clients may not be permitted to invest in subordinated instruments (which, if rated, may be rated below investment grade). Blackstone Credit & Insurance may then determine to offer such subordinated instruments to Other Clients or co-investors
(including third parties), notwithstanding that such debt obligation may have been eligible for investment by the Clients and/or Other Clients if it had not been subdivided. While Blackstone Credit & Insurance will make tranching decisions in good faith based on the characteristics of particular investments, there can be no assurance that Blackstone Credit & Insurance will subdivide investments in any particular manner that would permit the Fund to invest in such investments. The same considerations and potential conflicts of interest will apply to the extent Blackstone Credit & Insurance, in coordination with the borrower, structures originated investments into different instruments.
Other Affiliate Transactions and Investments in Different Levels of Capital Structure
.
The Fund and the Other Clients may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, or in special purpose vehicles formed by issuers (and in certain circumstances Blackstone Credit & Insurance may be unaware of such Other Client’s investment or the size of the Other Client’s investments, as a result of information walls or otherwise), subject to the limitations of the 1940 Act. In addition, subject to applicable law, from time to time the Fund could hold an investment in a different layer of the capital structure than an investor or another party with which Blackstone has a material relationship, in which case Blackstone will have an incentive to cause the Fund or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Certain such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that are expected to be held by such entities. To the extent the Fund holds securities or loans that are different (including with respect to their relative seniority, such as lien priority, payment priority, maturity and structural seniority) than those held by an Other Client, the Advisers and their affiliates will be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Fund lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. In addition, purchases or sales of securities or loans for the account of the Fund (particularly marketable securities) will be bunched or aggregated with orders for Other Clients, including other funds. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices could be averaged, which has the potential to be disadvantageous to the Fund. In addition, subject to applicable law, the Fund could invest in loans to a portfolio company where the collateral includes limited partner interests in Other Clients, including Blackstone-managed pooled investment vehicles. In such cases, Blackstone Credit & Insurance and its affiliates would be presented with conflicts in determining whether to foreclose on loans secured by such interests and Blackstone Credit & Insurance and its affiliates would be presented with conflicts in managing such interests in the event of a foreclosure. If Blackstone Credit &

Insurance were to become owners of such interests upon foreclosure, the Fund may be disadvantaged by limitations on Blackstone Credit & Insurance’s ability as manager to take certain actions with respect to Blackstone-affiliated interests, including an inability to exercise voting rights. Similarly, if the Fund originates senior debt financing collateralized by certain cash generating assets that are contributed by an Other Client or a portfolio company controlled by an Other Client and held in a bankruptcy remote special purpose vehicle (a “Structured Financing”), conflicts may arise where an Other Client holds different interests in such portfolio company or relating to the Structured Financing. Furthermore, though not expected, the terms or pricing of the Fund’s investment in a Structured Financing portfolio company could be less favorable than would be the case if such Other Client did not hold an interest in such portfolio company. Further conflicts could arise after the Fund and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or other difficulties, it is not always in the best interests of the Fund to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Advisers to recommend actions in the best interests of the Fund might be impaired. Any applicable co-investment
exemptive order issued by the SEC may restrict the Fund’s ability to participate in follow-on
financings. Blackstone Credit & Insurance may in its sole discretion take steps to reduce the potential for adversity between the Fund and the Other Clients, including causing the Fund and/or such Other Clients to take certain actions that, in the absence of such conflict, it would not take. Such conflicts will be more difficult if the Fund and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company’s capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there could be circumstances where Blackstone Credit & Insurance agrees to implement certain procedures to ameliorate conflicts of interest that involve a forbearance of rights relating to the Fund or Other Clients, such as where Blackstone Credit & Insurance is expected to cause the Fund or Other Clients to decline to exercise certain control-and/or
foreclosure-related rights with respect to a portfolio company.
Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain of affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities may be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Board of Trustees. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Advisers between the Fund’s interests and the interests of such affiliate, in that the ability of the Advisers to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board of Trustees and, in some cases, the SEC.
In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Fund, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Blackstone Credit & Insurance to take any particular action could have the effect of benefiting an Other Client and therefore may not have been in the best interests of, and may be adverse to, the Fund. There can be no assurance that the return on the Fund’s investment will be equivalent to or better than the returns obtained by the Other Clients participating in the same or similar transactions. The shareholders will not receive any benefit from fees paid to any affiliate of the Advisers in respect of any Other Client’s investment in a portfolio company. With respect to debt securities acquired or sold in a secondary transaction or syndication between the Fund, Other Clients, Blackstone Credit & Insurance, or Blackstone and a third-party in particular (following the issuance or origination of any financing or refinancing), Blackstone Credit & Insurance and/or such Other Clients could determine that no mitigation of any potential conflicts of interest with respect to such acquisition or sale is required. Further, the Fund and such Other Client, Blackstone, or Blackstone Credit & Insurance may exit their holdings in such portfolio company at different times, on different terms or otherwise on a non-pro
rata basis if permitted by applicable law, including for example, the Fund acquiring (if permitted by applicable law) debt securities held by such Other Client, Blackstone, or Blackstone Credit & Insurance in such portfolio company (which could be at par or at a discount) as a part of a control acquisition or debt buyback or otherwise. Blackstone or Blackstone Credit & Insurance is expected to reach different conclusions for each such vehicle on the determination of whether, when and at what price to sell such securities based on the different termination dates, investment limitations and/or investment objectives of the Fund and such Other Clients (including in light of the perpetual nature of certain Other Clients),Blackstone Credit & Insurance or Blackstone or for other reasons, and this could result in Other Clients, Blackstone Credit & Insurance or Blackstone exiting its interests in a portfolio company earlier or at a higher price than the Fund (or vice versa). Such investments and transactions will give rise to potential or actual conflicts of interest. There can be no assurance that any conflict will be resolved in favor of the Fund.
Furthermore, where the Fund participates in investments alongside Other Clients of Blackstone and its affiliates, the Fund and such investments also will be subject to Blackstone’s and its affiliates’ policies and procedures designed to mitigate conflicts of interest. Such policies are designed to ameliorate conflicts, but may have a detrimental effect on the ability of Blackstone Credit & Insurance to exercise certain rights or take certain actions with respect to an investment that may be detrimental to the Fund (and such policies may differ from the conflicts policies of Blackstone Credit & Insurance in a manner that is detrimental to the Fund). For example, in order to mitigate certain conflicts of interest, Blackstone, Blackstone Credit & Insurance or the Fund, may: be recused from participating in any decisions relating or with respect to such investment; rely upon a third party to make the decisions regarding the investment; implement certain procedures or restrictions with respect to the investment, including, without limitation, maintaining a non-controlling
interest in any such investment and agreeing to a forbearance of rights; rely on the presence of third-party investors in such transaction to validate the overall terms and/or pricing; agree to limit or cap its ability to vote or otherwise be recused from participating in any decisions relating or with respect to such investment; or limit the applicable portion of such investment (including particular tranches or instruments) that the Fund and Other Clients are permitted to acquire (although Blackstone is under no obligation to limit the participation of the Fund and Other Clients to any particular percentage and is expected to hold significant (and in certain cases majority) interests in certain issuers (or specific tranches).
To the extent the Fund is required or otherwise determines to “follow the vote” of other similarly situated third parties (if any) in voting and governance matters where conflicts of interest exist, Blackstone Credit & Insurance will have a limited ability to separately protect the Fund’s investment and will be dependent upon such third parties’ actions. Such third parties may not be as capable as Blackstone Credit & Insurance and may have other conflicts arising from their other relationships that could impact their decisions. For example, Blackstone Credit & Insurance could play a role in selecting or recommending to borrowers such third-party lenders (and could have other relationships with such lenders, including such lenders being investors in Other Clients) and therefore such lenders could be incentivized to make decisions taking into account the interest of Blackstone and its affiliates, as a whole, and/or such Other Clients, and such third-party lenders will not be obligated to take into account the Fund and Other Clients’ interests (beyond taking into account their own interests as lenders). In addition, the Fund may forego its consent rights as a lender, in which case the other lenders, borrowers or the servicer may exercise the consent rights. Despite these, and any of the other actions described herein that Blackstone may take to mitigate conflicts, Blackstone may be required to take action when it will have conflicting loyalties between its duties to the Fund and Other Clients, which may adversely impact the Fund.
Related Financing Counterparties
. The Fund may invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Fund’s co-investment
exemptive order. The Advisers request in the ordinary course proposals from lenders and other sources to provide financing to the Fund and its portfolio companies. Blackstone Credit & Insurance takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Firm in particular, the size of the potential lender’s loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone, Blackstone Credit & Insurance and their funds, and such other factors that Blackstone and Blackstone Credit & Insurance deem relevant under the circumstances. The cost of debt alone is not determinative.
It is possible that shareholders, Other Clients, their portfolio companies, co-investors
and other parties with material relationships with the Firm, such as shareholders of and lenders to the Firm and lenders to Other Clients and their portfolio companies (as well as Blackstone itself), could provide additional financing to portfolio companies of the Fund, subject to the requirements of the 1940 Act. The Firm could have incentives to cause the Fund and its portfolio companies to accept less favorable financing terms from a shareholder, Other Clients, their portfolio companies, Blackstone, and other parties with material relationships with the Firm than it would from a third party. If the Fund occupies a different, and in particular, a more senior, position in the capital structure than a shareholder, Other Client, their portfolio companies and other parties with material relationships with Blackstone, Blackstone could have an incentive to cause the Fund or portfolio company to offer financing terms that are more favorable to such parties. In the case of a related party financing between the Fund or its portfolio companies, on the one hand, and Blackstone or Other Clients’ portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Advisers could, but are not obligated to, rely on a third party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Advisers could instead rely on their own internal analysis, which the Advisers believe is often superior to third party analysis given the Firm’s scale in the market. If however any of the Firm, the Fund, an Other Client or any of their portfolio companies delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Firm related vehicle impacts the market terms. For example, in the case of a loan extended to the Fund or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third party participant in the syndicate, it might have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Fund. The Advisers do not believe either of these effects is significant, but no assurance can be given to shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Advisers will not seek any consent or approvals from shareholders or the Board of Trustees in the case of any of these conflicts.
The Firm could cause actions adverse to the Fund to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Fund (e.g., provide financing to a portfolio company, the equity of which is owned by the Fund) and, vice versa, actions may be taken for the benefit of the Fund and its portfolio companies that are adverse to Other Clients. The Firm could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic
rights, by the Fund or relevant Other Client (or their respective portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to both normal course ongoing matters (such as consent rights with respect to loan modifications in intercreditor agreements) and also decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Fund or relevant Other Client (or their respective portfolio companies, as the case may be) to hold only a non-controlling
interest in any such portfolio company, (iii) retaining a third party loan servicer, administrative agent or other agent to make decisions on behalf of the Fund or relevant Other Client (or their respective portfolio companies, as the case may be), or (iv) create groups of personnel within the Firm separated by information barriers (which may be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Fund or its portfolio companies, the Firm can decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Firm would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants. The efficacy of following the vote of third-party creditors will be limited in circumstances where the Fund or Other Client acquires all or substantially all of a relevant instrument, tranche or class of securities.
In connection with negotiating loans and bank financings in respect of Blackstone Credit & Insurance-sponsored transactions, Blackstone Credit & Insurance will generally obtain the right to participate (for its own account or an Other Client) in a portion of the financings with respect to such Blackstone Credit & Insurance-sponsored transactions on the same terms negotiated by third parties with the Firm or other terms the Advisers determine to be consistent with the market. Although the Firm could rely on third parties to verify market terms, the Firm may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that the Fund and its portfolio companies receive market terms.
In addition, it is anticipated that in a bankruptcy proceeding the Fund’s interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Fund. For example, an Other Client that has provided debt financing to an investment of the Fund will be permitted to take actions for its benefit, particularly if the Fund’s investment is in financial distress, which adversely impact the value of the Fund’s subordinated interests.
Although Other Clients can be expected to provide financing to the Fund and its portfolio companies subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular investment. Participation by Other Clients in some but not all financings of the Fund and its portfolio companies has the potential to adversely impact the ability of the Fund and its portfolio companies to obtain financing from third parties when Other Clients do not participate, as it could serve as a negative signal to market participants.
Any financing provided by a shareholder or an affiliate to the Fund or a portfolio company is not an investment in the Fund.
The respective investment programs of the Fund and the Other Clients may or may not be substantially similar. Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same as or similar to those of the Fund. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Advisers in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Participation in specific investment opportunities may be appropriate, at times, for both the Fund and Other Clients. In any event, it is the policy of Blackstone Credit & Insurance to allocate investment opportunities and sale opportunities on a basis deemed by Blackstone Credit & Insurance, in its sole discretion, to be fair and equitable over time.
Conflicting Fiduciary Duties to Debt Funds
. Other Clients include funds and accounts that make investments in senior secured loans, distressed debt, subordinated debt, high-yield securities, commercial mortgage-backed securities and other debt instruments. As discussed above, it is expected that these Other Clients or investors therein will be offered the opportunity, subject to applicable law, to provide financing with respect to investments made by the Fund and its portfolio companies. The Firm owes a fiduciary duty and/or other obligations to these Other Clients as well as to the Fund and will encounter conflicts in the exercise of these duties and/or obligations. For example, if an Other Client purchases high-yield securities or other debt instruments of a portfolio company of the Fund, or otherwise occupies a senior (or other different) position in the capital structure of an investment relative to the Fund, the Firm will encounter conflicts in providing advice to the Fund and to these Other Clients with regard to appropriate terms of such high-yield securities or other instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies, among other matters. For example, in a bankruptcy proceeding, in circumstances where the Fund holds an equity investment in a portfolio company, the holders of such portfolio company’s debt instruments (which can include one or more Other Clients) could take actions for their benefit (particularly in circumstances where such portfolio company faces financial difficulties or distress) that subordinate or adversely impact the value of the Fund’s investment in such portfolio company. More commonly, the Fund could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Client. Although measures described in “Related Financing Counterparties” above can mitigate these conflicts, they cannot completely eliminate them. These conflicts related to fiduciary duties to such Other Clients will not necessarily be resolved in favor of the Fund, and investors will not always be entitled to receive notice or disclosure of the occurrence of these conflicts.
Similarly, certain Other Clients can be expected to invest in securities of publicly traded companies that are actual or potential investments of the Fund or its portfolio companies. The trading activities of those vehicles can differ from or be inconsistent with activities that are undertaken for the account of the Fund or its portfolio companies in any such securities or related securities. In addition, the Fund could not pursue an investment in a portfolio company otherwise within the investment mandate of the Fund as a result of such trading activities by Other Clients.
Arrangements with
Non-U.S.
Feeder Funds
. Our Common Shares may be sold to feeder vehicles that are not affiliated persons (as that term is used in Section 2(a)(3) of the 1940 Act) of the Fund, primarily owned by
non-U.S.
persons, and created to hold our Common Shares (each, a
“Non-U.S.
Feeder Fund”). It is expected that one or more
Non-U.S.
Feeder Funds will offer their interests and/or pay distributions in a currency other than the U.S. dollar and seek to hedge currency risk, as our Common Shares are offered and receive distributions in U.S. dollars. In the future, we may provide a loan or revolving or other line of credit or similar financial support (a “facility”) to a
Non-U.S.
Feeder Fund in order to support such
Non-U.S.
Feeder Fund’s currency hedging activities and related financial obligations, which may take the form of a credit facility drawable in certain circumstances to repay a third-party credit facility provided to the
Non-U.S.
Feeder Fund or amounts owed by the
Non-U.S.
Feeder Fund to currency hedging counterparties, service providers or other third parties relating to its currency hedging activities. A facility may take other forms, including a guarantee or other obligation to fund capital upon the occurrence of certain events. Under any such arrangements, we may be required to, among other things, comply with certain financial and other covenants. We expect to receive compensation from the
Non-U.S.
Feeder Fund, which may be based on a fixed or variable interest rate. A facility may not have scheduled amortization payments. Additionally, a
Non-U.S.
Feeder Fund would be expected to pledge its assets to us in connection with such an arrangement, which would include pledging our Common Shares. To the extent such a facility is extended to the
Non-U.S.
Feeder Fund, repayment of such facility extended by a third party or by us may be subordinated to (i) distributions by the
Non-U.S.
Feeder Fund to its investors in the form of dividends or other income, (ii) satisfaction of repurchase or redemption requests by investors in the
Non-U.S.
Feeder Fund, (iii) satisfaction of amounts owed to one or more hedging counterparties of the
Non-U.S.
Feeder Fund and/or (iv) satisfaction of amounts owed under a third-party credit facility provided to, or to other financial obligations of, the
Non-U.S.
Feeder Fund. In addition, if the facility we provide is on an unsecured basis, or if on a secured basis and there are other secured claims senior to ours, such secured creditors would generally control the liquidation of collateral and the
Non-U.S.
Feeder Fund’s obligation to repay us will rank junior in priority to that of such secured creditors. It is anticipated that a
Non-U.S.
Feeder Fund will invest all or substantially all of its investable assets in our Common Shares. As a result, a
Non-U.S.
Feeder Fund (i) will have limited sources of cash to repay any facility extended by a third party or by us, and repayment of any such facility would generally come from proceeds from repurchase requests by the
Non-U.S.
Feeder Fund of our Common Shares pursuant to the share repurchase program, even though other sources of repayment may be available, and (ii) may not be able to repay any such facility prior to maturity or at all. In the event that a
Non-U.S.
Feeder Fund fails to meet its obligations to us under a facility and we exercise contractual remedies, it could result in ownership of our Common Shares transferring from the
Non-U.S.
Feeder Fund to us outside of the share repurchase program, which would be more likely to occur in periods of financial stress. This could also occur during periods when we are prorating pursuant to the share repurchase program. As a result, our Common Shares held by the
Non-U.S.
Feeder Fund may be repurchased by us in full or at a greater rate than our repurchases of Common Shares from shareholders redeeming under the share repurchase program. Furthermore, we may be required to fund the facility during a period when we are prorating pursuant to the share repurchase program. In addition, the Advisers, or an affiliate, may provide assistance to the
Non-U.S.
Feeder Fund with respect to its currency hedging activities without compensation. In connection with any such assistance, the
Non-U.S.
Feeder Fund may decide to enter into hedge positions that could have a greater risk of loss and result in an increased use of the facility. We do not expect to enter into financing arrangements, including any facility, with a
Non-U.S.
Feeder Fund prior to existing shareholders having had the opportunity to tender their shares without proration (if any) during a 12 month period pursuant to the terms of the share repurchase program. See “Share Repurchase Program.”
Other Blackstone and Blackstone Credit
& Insurance Clients; Allocation of Investment Opportunities
. Certain inherent conflicts of interest arise from the fact that the Advisers, Blackstone Credit & Insurance and Blackstone provide investment management, advisory and sub-advisory
services to the Fund and Other Clients.
Blackstone Credit & Insurance and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same as or similar to those of the Fund. Blackstone Credit & Insurance has adopted guidelines and policies, which can be expected to be updated from time to time, regarding allocation of investment opportunities. While Blackstone Credit & Insurance will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit & Insurance and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Advisers in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Participation in specific investment opportunities may be appropriate, at times, for both the Fund and Other Clients.
Blackstone Credit & Insurance provides investment management services to Other Blackstone Credit & Insurance Clients. In addition, Blackstone provides investment management services to Blackstone Clients. Blackstone Credit & Insurance will share appropriate investment opportunities (and sale opportunities) (including, without limitation, secondary market transactions and certain syndicated primary issuance transactions (which generally will not be originated investments)) with Other Clients and the Fund in accordance with Blackstone Credit & Insurance allocation policies, which generally provide for allocating targeted investment acquisitions pro rata based on available capital and targeted investment sales based on the aggregate positions held by the Fund and the applicable Other Clients, in each case taking into account the applicable factors listed below under “—Allocation Methodology Considerations.” Available capital includes and takes into account (a) capital already deployed, (b) imminent net subscriptions for open ended vehicles, (c) commitments (including commitments likely to close within a reasonable time of allocation), (d) available or anticipated leverage and/or (e) target deployment amounts over a specified time period (e.g., annual target deployment). Available capital may take into account capital to be recycled (the requirements for what is “recyclable” may vary by the Fund and Other Clients per their governing documents).
To the extent an opportunity is shared with one or more Other Clients, Blackstone Credit & Insurance expects that such Other Clients generally will invest on substantially the same economic terms available to the Fund (including sharing of transaction fees and expenses) and generally will exit investments at the same time and on substantially the same economic terms as the Fund, and on a pro rata basis with the Fund subject to legal, tax, regulatory, accounting or applicable considerations (including the terms of the governing agreements of, or portfolio management considerations applicable to, the Fund or such Other Clients); provided that the Fund may syndicate a portion of an investment where Other Clients do not also syndicate a portion of the investment or vice versa. (See also
“
—Transactions with Clients of Blackstone Insurance Solutions and Asset Based Finance”). To the extent the Fund invests in affiliated registered funds and/or business development companies, such registered funds and/or business development companies will follow their own allocation policy, which may differ from Blackstone Credit & Insurance’s policy and include different or additional allocation factors to those factors set out below.
Allocation Methodology Considerations
. Notwithstanding the foregoing, Blackstone Credit & Insurance may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (i) the risk-return and target return profile of the proposed investment relative to the Fund’s and the Other Clients’ current risk profiles; (ii) the Fund’s and/or the Other Clients’ investment strategies, mandates, guidelines, limitations, restrictions, terms and objectives (including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings), other contractual provisions (including Other Clients with minimum allocation provisions), focus (including investment focus on a classification attributable to an investment, such as maturity), parameters and investor preferences of the Fund and the Other Clients (including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts or other investment vehicles (whether now in existence or which may be established in the future)) with similar investment strategies and objectives); (iii) diversification and concentration considerations in the Fund’s or the Other Clients’ portfolios (including the potential for the proposed investment to create an industry, sector, geography, region, location, market or issuer imbalance in the Fund’s and Other Clients’ portfolios, as applicable) and taking into account any existing non-pro
rata investment positions in the portfolio of the Fund and Other Clients; (iv) liquidity considerations of the Fund and the relevant Other Clients (a) during a ramp up (which includes the period prior to or after the initial closing of an Other Client during which Blackstone may deploy funds already invested or committed (or that Blackstone anticipates will be invested or committed) and can continue for a period during an Other Client’s fundraising and/or acceptance of future subscriptions as deemed appropriate by the Firm, including to protect against zero or de minimis allocations or in anticipation of future subscriptions), (b) the availability of warehouse vehicles or arrangements for the benefit of current Other Clients or potential future Other Clients, including both Blackstone-controlled and third-party warehouse arrangements or (c) wind-down of one or more of the Fund or such Other Clients, proximity to the end of the Fund’s or Other Clients’ specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash; (v) legal, tax, accounting, political, national security and other considerations or consequences; (vi) regulatory or contractual provisions, obligations, terms, limitations, restrictions or consequences relating to the Fund or Other Clients (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Fund or Other Clients); (vii) avoiding a de minimis or odd lot allocation; (viii) availability and degree of leverage and any requirements or other terms of the investment, or of any existing leverage facilities; (ix) the Fund’s or Other Clients’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, location, industry or business sector; (x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Fund or such Other Clients; (xi) the management of any actual or potential conflict of interest; (xii) with respect to investments that are made available to Blackstone Credit & Insurance by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available for the Fund and all Other Clients; (xiii)
co-investment
arrangements; (xiv) available capital of the Fund and such Other Clients; (xv) timing expected to be necessary to execute an investment; (xvi) sourcing of the investment; (xvii) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment; (xviii) expected investment return; (xix) expected cash characteristics (such as cash-on-cash
yield, distribution rates or volatility of cash flows); (xx) capital expenditure required as part of the investment; (xxi) relation to existing investments in a fund, if applicable (e.g., “follow on” to existing investment, joint venture or other partner to existing investment, or same security as existing investment); (xxii) timing expected to be necessary to execute an investment; (xxiii) whether Blackstone Credit & Insurance believes that allocating investment opportunities to an investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits (including strategic, sourcing or similar benefits) to the Fund, Other Clients and/or Blackstone; and (xxiv) any other considerations deemed relevant by Blackstone Credit & Insurance. For the avoidance of doubt and notwithstanding anything herein to the contrary, an affiliate of Blackstone Credit & Insurance from time to time will be allocated for its own account a portion of certain origination opportunities that otherwise would be appropriate investment opportunities for Other Clients.
Subject to the requirements of the 1940 Act and the Fund’s
co-investment
exemptive order, Blackstone Credit & Insurance shall not have any obligation to present any investment opportunity (or portion of any investment opportunity) to the Fund if Blackstone Credit & Insurance determines in good faith that such opportunity (or portion thereof) should not be presented to the Fund, including for any one or a combination of the reasons specified above, or if Blackstone Credit & Insurance is otherwise restricted from presenting such investment opportunity to the Fund.
Investment Alongside Regulated Funds
.
In addition, Blackstone Credit & Insurance has received an exemptive order from the SEC that permits certain existing and future Regulated Funds (as defined below), including the Fund, among other things, to co-invest
with certain other persons, including certain affiliates of, or funds or other accounts managed and controlled by, Blackstone Credit & Insurance and its affiliates, subject to certain terms and conditions. “Regulated Funds” are Other Blackstone Credit & Insurance Clients that are closed-end
management investment companies that have elected to be regulated as a BDC or are registered under the 1940 Act and who intend to rely on the exemptive order. For so long as any privately negotiated investment opportunity falls within certain established investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). If the aggregate targeted investment sizes of the Fund, such Other Blackstone Credit & Insurance Clients and such Regulated Fund(s) that are allocated an investment opportunity exceed the amount of such investment opportunity, then the allocation of such investment opportunity to each such entity will be reduced proportionately based on their respective “available capital” as defined in the co-investment
exemptive order. Such reduction may result in allocation to the Fund in an amount less than what it would otherwise have been if such other entities did not participate in such investment opportunity. The co-investment
exemptive order also restricts the ability of the Fund (or any Other Blackstone Credit & Insurance Client) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms, as described in the exemptive order. As a result, the Fund risks being unable to make investments in different parts of the capital structure (e.g., equity investments, debt investments, hybrid securities, etc.) of the same issuer in which a Regulated Fund has invested or seeks to invest. Likewise, Regulated Funds and Other Blackstone Credit & Insurance Clients that are not Regulated Funds risk being unable to make investments in different parts of the capital structure of the same issuer in which the Fund has invested or seeks to invest. Further, the Fund may be unable to participate in or effect certain transactions, or take certain actions in respect of certain investments, on account of applicable restrictions under the 1940 Act, related guidance from the SEC and/or the Fund’s exemptive order. For example, the Fund may be restricted from participating in certain transactions or taking certain actions in respect of portfolio companies in which certain funds managed and controlled by Blackstone Credit & Insurance and its affiliates and/or a Regulated Fund has also invested, which may include, but are not limited to:

•	declining to vote;

•	participating in a potential co-investment opportunity (as such participation may not comply with the conditions of the co-investment exemptive order);

•	exercising rights with respect to any such investment; or

•	declining to participate in follow-on investments.
The Fund may also be required to sell an investment to avoid potential violations of the 1940 Act and/or related rules thereunder or for other reasons. In such cases, the Fund’s interests in an investment may be adversely affected, including by resulting in the dilution of or decrease in the value of the Fund’s investment or in the Fund being put in a disadvantageous position with respect to the investment as compared to Other

Blackstone Credit & Insurance Clients, including other Regulated Funds. Whether the Fund participates or declines to participate in any such action or transaction will be made by the Advisers in their sole discretion, subject to the Advisers’ fiduciary duties and applicable law, including the 1940 Act, the rules thereunder and/or the exemptive order. There is no assurance that any such determination will be resolved in favor of the Fund’s interests. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change. Additionally, Blackstone Credit & Insurance could undertake to amend the exemptive order (subject to SEC approval), obtain additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments
involving the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds, any of which could impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made available to the Fund. It is also possible Blackstone Credit & Insurance could, in the future, become subject to a new exemptive order (or new provisions of the existing exemptive order), which could include restrictions, limitations and requirements affecting investment allocations that differ from or extend beyond those described above and could result in increased costs to the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds. To the extent such future exemptive orders afford Blackstone Credit & Insurance greater discretion in allocating transactions among the Fund, any Other Blackstone Credit & Insurance Client and any Regulated Funds, Blackstone Credit & Insurance will retain sole discretion in making such determinations in accordance with such exemptive orders, notwithstanding any associated conflicts. Additionally, the other terms and conditions of any such new or revised exemptive orders maybe more or less restrictive than the existing exemptive order.
Moreover, with respect to Blackstone Credit & Insurance’s ability to allocate investment opportunities, including where such opportunities are within the common objectives and guidelines of the Fund and one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit & Insurance believes in good faith to be fair and reasonable), Blackstone Credit & Insurance and Blackstone have established general guidelines and policies, which it can be expected to update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes “debt” or “debt-like” investments, criteria for defining “control-oriented equity” or “infrastructure” investments, guidance regarding allocation for certain types of investments (e.g., distressed assets) and other matters. In addition, certain Other Clients can receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements. The application of those guidelines and conditions could result in the Fund or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments.
Additionally, investment opportunities sourced by Blackstone Credit & Insurance will be allocated in accordance with Blackstone’s and Blackstone Credit & Insurance’s allocation policies, which provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that Blackstone and Blackstone Credit & Insurance believe in good faith to be fair and reasonable, based on various factors, including the involvement of the respective teams from Blackstone Credit & Insurance and such other business units. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit & Insurance will, subject to applicable law and the terms of the Fund’s co-investment
exemptive relief, be allocated in accordance with such business units’ allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit & Insurance, the Fund and Other Blackstone Credit & Insurance Clients.
When Blackstone Credit & Insurance determines not to pursue some or all of an investment opportunity for the Fund that would otherwise be within the Fund’s objectives and strategies, and Blackstone or Blackstone Credit & Insurance provides the opportunity or offers the opportunity to Other Clients (or other parties, including portfolio companies), Blackstone or Blackstone Credit & Insurance, including their personnel (including Blackstone Credit & Insurance personnel), will, in certain circumstances, receive compensation from the Other

Clients and/or other parties, whether or not in respect of a particular investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Fund to Blackstone Credit & Insurance. As a result, Blackstone Credit & Insurance (including Blackstone Credit & Insurance personnel who receive such compensation) could be incentivized to allocate investment opportunities away from the Fund to or source investment opportunities for Other Clients and/or other parties. In addition, in some cases Blackstone or Blackstone Credit & Insurance can be expected to earn greater fees when Other Clients participate alongside or instead of the Fund in an investment.
Blackstone Credit & Insurance makes good faith determinations for allocation decisions based on expectations that will, in certain circumstances, prove inaccurate. Information unavailable to Blackstone Credit & Insurance, or circumstances not foreseen by Blackstone Credit & Insurance at the time of allocation, can cause an investment opportunity to yield a different return than expected. Conversely, an investment that Blackstone Credit & Insurance expects to be consistent with the Fund’s return objectives will, in certain circumstances, fail to achieve them.
The Advisers are permitted, but will be under no obligation to, provide co-investment
opportunities relating to investments made by the Fund to fund shareholders, Other Clients, investors in such Other Clients, subject to the Fund’s exemptive relief and the 1940 Act. Such co-investment
opportunities may be offered to such parties in the Advisers’ discretion subject to the Fund’s exemptive relief. From time to time, Blackstone Credit & Insurance may form one or more funds or accounts to co-invest
in transactions with the Fund (or transactions alongside any of the Fund and one or more Other Clients). Furthermore, for the avoidance of doubt, to the extent that the Fund has received its target amount in respect of an investment opportunity, any remaining portion of such investment opportunity initially allocated to the Fund may be allocated to Other Clients or to co-investors
in Blackstone Credit & Insurance’s discretion pursuant to the Fund’s exemptive relief.
Orders may be combined for the Fund and other participating Other Clients, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis that Blackstone Credit & Insurance or its affiliates consider equitable.
Additionally, it can be expected that the Firm will, from time to time, enter into arrangements or strategic relationships with third parties, including other asset managers, financial firms or other businesses or companies, that, among other things, provide for referral, sourcing or sharing of investment opportunities. Blackstone or Blackstone Credit & Insurance may pay management fees and performance-based compensation in connection with such arrangements. Blackstone or Blackstone Credit & Insurance may also provide for or receive reimbursement of certain expenses incurred or received in connection with these arrangements, including diligence expenses and general overhead, administrative, deal sourcing and related corporate expenses. The amount of these rebates may relate to allocations of co-investment
opportunities and increase if certain
co-investment
allocations are not made. While it is possible that the Fund will, along with the Firm itself, benefit from the existence of those arrangements and/or relationships, it is also possible that investment opportunities that would otherwise be presented to or made by the Fund would instead be referred (in whole or in part) to such third party, or, as indicated above, to other third parties, either as a contractual obligation or otherwise, resulting in fewer opportunities (or reduced allocations) being made available to the Fund and/or shareholders. This means that co-investment
opportunities that are sourced by the Fund may be allocated to investors that are not shareholders. For example, a firm with which the Firm has entered into a strategic relationship may be afforded with “first-call” rights on a particular category of investment opportunities, although there is not expected to be substantial overlap in the investment strategies and/or objectives between the Fund and any such firm.
Underlying Investment Companies or BDCs
. We may invest in investment companies or BDCs managed by affiliates of the Advisers, which could result in conflicts of interest. For example, the Advisers and their affiliates may be incentivized to cause us to invest in such investment companies or BDCs to help achieve economies of scale for such vehicles. In addition, the Advisers and their affiliates may be conflicted when determining whether and in what manner to submit repurchase requests to such underlying investment companies or BDCs, including in order to avoid repurchase requests exceeding the amount offered. As a result, we may end up deploying more of our assets into such vehicles than we would otherwise have done absent such conflicts. See “Risks Related to Our Investments—We may be exposed to risks associated with investments in underlying investment companies or BDCs.”
Certain Investments Inside the Fund’s Mandate that are not Pursued by the Fund
. Under certain circumstances, Blackstone or Blackstone Credit & Insurance can be expected to determine not to pursue some or all of an investment opportunity within the Fund’s mandate, including without limitation, as a result of business, reputational or other reasons applicable to the Fund, Other Clients, their respective portfolio companies or Blackstone. In addition, Blackstone Credit & Insurance will, in certain circumstances, determine that the Fund should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Fund has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by Blackstone Credit & Insurance in its good faith discretion, or the investment is not appropriate for the Fund for other reasons as determined by Blackstone Credit & Insurance in its good faith reasonable sole discretion. In any such case Blackstone or Blackstone Credit & Insurance could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or shareholders of the Fund or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients could be advised by a different Blackstone or Blackstone Credit & Insurance business group with a different investment committee, which could determine an investment opportunity to be more attractive than Blackstone Credit & Insurance believes to be the case. In any event, there can be no assurance that Blackstone Credit & Insurance’s assessment will prove correct or that the performance of any investments actually pursued by the Fund will be comparable to any investment opportunities that are not pursued by the Fund. Blackstone and Blackstone Credit & Insurance, including their personnel, are permitted to receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Fund to Blackstone Credit & Insurance. In some cases, Blackstone or Blackstone Credit & Insurance earns greater fees when Other Clients participate alongside or instead of the Fund in an investment.
Cross Transactions
.
Situations can arise where certain assets held by the Fund are transferred to Other Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Advisers’ contractual obligations to the Fund and applicable law, including the 1940 Act.
Co-Investment
.
The Fund will
co-invest
with its shareholders, limited partners and/or shareholders of the Other Clients, the Firm’s affiliates and other parties with whom Blackstone Credit & Insurance has a material relationship. The allocation of co-investment
opportunities is entirely and solely in the discretion of Blackstone Credit & Insurance, subject to applicable law. In addition to participation by consultants in specific transactions or investment opportunities, consultants and/or other Firm employees may be permitted to participate in the Firm’s side-by-side
co-investment
rights. Such rights generally do not provide for an advisory fee or carried interest payable by participants therein and generally result in the Fund being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side.
Furthermore, Other Clients will be permitted (or have a preferred right) to participate in the Firm’s side-by-side
co-investment
rights.
In certain circumstances, Blackstone Credit & Insurance will determine that a co-investment
opportunity should be offered to one or more third parties (such investors,
“Co-Investors”),
including investors in one or more Other Clients, and will maintain sole discretion with respect to which
Co-Investors
are offered any such opportunity. We are not restricted from engaging in transactions with Other Clients that are not affiliated persons within the meaning of the 1940 Act. It is expected that many investors who will, in certain circumstances, have expressed an interest in co-investment
opportunities will not be offered or allocated any
co-investment
opportunities or will, in certain circumstances, receive a smaller amount of co-investment
opportunities than the amount requested. Any
co-investments
offered by Blackstone Credit & Insurance will be on such terms and conditions (including with respect to advisory fees, performance-based compensation and related arrangements and/or other fees applicable to
co-investors)
as Blackstone Credit & Insurance determines to be appropriate in its sole discretion on a case-by-case
basis, which may differ amongst
co-investors
with respect to the same
co-investment.
In addition, the performance of Other Clients
co-investing
with the Fund is not considered for purposes of calculating the incentive fee payable by the Fund to the Advisers. Furthermore, the Fund and
co-investors
will often have different investment objectives and limitations, such as return objectives and maximum hold period. Blackstone Credit & Insurance, as a result, will have conflicting incentives in making decisions with respect to such opportunities. Even if the Fund and any such parties invest in the same securities on similar terms, conflicts of interest will still arise as a result of differing investment profiles of the investors, among other items, and there is no guarantee that decisions will be made in a manner that prioritizes the interests of the Fund over those of such other parties.
General
Co-Investment
Considerations
. There are expected to be circumstances where an amount that would otherwise have been invested by the Fund is instead allocated to co-investors
(who could be shareholders of the Fund or limited partners of Other Clients) or supplemental capital vehicles, and there is no guarantee that any shareholders will be offered any particular co-investment
opportunity. Each
co-investment
opportunity (should any exist) is likely to be different, and allocation of each such opportunity will depend on the facts and circumstances specific to that unique situation (e.g., timing, industry, size, geography, asset class, projected holding period, exit strategy and counterparty). Different situations will require that the various facts and circumstances of each opportunity be weighted differently, as Blackstone Credit & Insurance deems relevant to such opportunity. Such factors are likely to include, among others, whether a co-investor
adds strategic value, industry expertise or other similar synergies; whether a potential co-investor
has expressed an interest in evaluating
co-investment
opportunities; whether a potential
co-investor
has an overall strategic relationship with the Firm; whether a potential co-investor
has demonstrated a long-term and/or continuing commitment to the potential success of Blackstone, Blackstone Credit & Insurance, the Fund, Other Clients or other co-investments
(including whether a potential
co-investor
will help establish, recognize, strengthen and/or cultivate relationships that can provide indirectly longer-term benefits to the Fund or Other Clients and their respective underlying portfolio companies, or whether the potential co-investor
has significant capital under management by the Firm or intends to increase such amount); the ability of a potential co-investor
to commit to a
co-investment
opportunity within the required timeframe of the particular transaction; Blackstone Credit & Insurance’s assessment of a potential co-investor’s
ability to invest an amount of capital that fits the needs of the investment (taking into account the amount of capital needed as well as the maximum number of investors that can realistically participate in the transaction); whether the co-investor
is considered “strategic” to the investment because it is able to offer the Fund certain benefits, including but not limited to, the ability to help consummate the investment, the ability to aid in operating or monitoring the portfolio company or the possession of certain expertise; the transparency, speed and predictability of the potential co-investor’s
investment process; whether the Firm has previously expressed a general intention to seek to offer co-investment
opportunities to such potential
co-investor;
whether a potential
co-investor
has the financial and operational resources and other relevant wherewithal to evaluate and participate in a co-investment
opportunity; the familiarity the Firm has with the personnel and professionals of the investor in working together in investment contexts (which may include such potential co-investor’s
history of investment in other Firm
co-investment
opportunities); the extent to which a potential
co-investor
has committed to an Other Client; the size of such potential co-investor’s
interest to be held in the underlying portfolio company as a result of the Fund’s investment (which is likely to be based on the size of the potential co-investor’s
capital commitment or investment in the Fund); the extent to which a potential co-investor
has been provided a greater amount of
co-investment
opportunities relative to others; the ability of a potential co-investor
to invest in potential
add-on
acquisitions for the portfolio company or participate in defensive investments; the likelihood that the potential co-investor
would require governance rights that would complicate or jeopardize the transaction (or, alternatively, whether the investor would be willing to defer to the Firm and assume a more passive role in governing the portfolio company); any interests a potential co-investor
might have in any competitors of the underlying portfolio company; the tax profile of the potential co-investor
and the tax characteristics of the investment (including whether the potential co-investor
would require particular structuring implementation or covenants that would not otherwise be required but for its participation or whether such co-investor’s
participation is beneficial to the overall structuring of the investment); whether a potential co-investor’s
participation in the transaction would subject the Fund and/or the portfolio company to additional regulatory requirements, review and/or scrutiny, including any necessary governmental approvals required to consummate the investment; the potential co-investor’s
interaction with the potential management team of the portfolio company; whether the potential co-investor
has any existing positions in the portfolio company (whether in the same security in which the Fund is investing or otherwise); whether there is any evidence to suggest that there is a heightened risk with respect to the potential co-investor
maintaining confidentiality; whether the potential
co-investor
has demonstrated a long-term and/or continuing commitment to the potential success of the Fund, other affiliated funds and/or other co-investments,
including the size of such commitment; whether the potential co-investor
has any known investment policies and restrictions, guideline limitations or investment objectives that are relevant to the transaction, including the need for distributions; whether the expected holding period and risk-return profile of the investment is consistent with the stated goals of the investor and the expected underwriting of the investment; whether a particular co-investment
party has provided value in the sourcing, establishing relationships, participating in diligence and/or negotiations for such potential transaction or is expected to provide value to the business or operations of a portfolio company post-closing; and such other factors as Blackstone Credit & Insurance deems relevant and believes to be appropriate under the circumstances. The factors listed in the foregoing sentence are neither presented in order of importance nor weighted, except that Blackstone Credit & Insurance has historically primarily relied upon the following two factors in making the determination to offer co-investment
opportunities to
co-investors:
(i) whether the potential
co-investor
has demonstrated a long-term and/or continuing commitment to the potential success of the Fund (including whether a potential co-investor
will help establish, recognize, strengthen and/or cultivate relationships that can provide indirectly longer-term benefits to the Fund or Other Clients and their respective underlying portfolio companies), other affiliated funds, and/or other co-investments,
including the size of any such commitment and fee revenue or profits generated for the benefit of Blackstone Credit & Insurance or Blackstone as a result thereof and (ii) the ability of a potential co-investor
to process a
co-investment
decision within the required timeline of the particular transaction. Except as otherwise described herein, co-investors
generally will not share Broken Deal Expenses (as defined below) with the Fund and Other Clients, with the result that the Fund and such Other Clients will bear all such Broken Deal Expenses, and such expenses can be significant. However, the Advisers do not intend to offer any such co-investment
opportunities to shareholders in their capacity as shareholders. Blackstone Credit & Insurance may (but is not required to) establish co-investment
vehicles (including dedicated or “standing”
co-investment
vehicles) for one or more investors (including third party investors and investors in the Fund) in order to co-invest
alongside the Fund in one or more future investments. The existence of these vehicles could reduce the opportunity for other shareholders to receive allocations of co-investment.
In addition, the allocation of investments to Other Clients, including as described under “Other Blackstone and Blackstone Credit & Insurance Clients; Allocation of Investment Opportunities” herein, may result in fewer co-investment
opportunities (or reduced allocations) being made available to shareholders.
Additional Potential Conflicts of Interest with respect to
Co-Investment;
Strategic Relationships Involving
Co-Investment
.
In addition, the Advisers and/or their affiliates will in certain circumstances be incentivized to offer certain potential co-investors
(including, by way of example, as a part of an overall strategic relationship with the Firm) opportunities to co-invest
because the extent to which any such
co-investor
participates in (or is offered)
co-investment
opportunities can impact the amount of performance-based compensation and/or management fees or other fees paid by the co-investor.
The amount of carried interest or expenses charged and/or management fees paid by the Fund may be less than or exceed such amounts charged or paid by co-investment
vehicles pursuant to the terms of such vehicles’ partnership agreements and/or other agreements with co-investors,
and such variation in the amount of fees and expenses may create an economic incentive for Blackstone Credit & Insurance to allocate a greater or lesser percentage of an investment opportunity to the Fund or such co-investment
vehicles or
co-investors,
as the case may be. In addition, other terms of existing and future co-investment
vehicles may differ materially, and in some instances may be more favorable to Blackstone Credit & Insurance, than the terms of the Fund, and such different terms may create an incentive for Blackstone Credit & Insurance to manage such vehicles, which could result in the Fund receiving a lesser percentage of an investment opportunity than if such co-investment
vehicles did not exist. Such

relationships will from time to time give rise to conflicts of interest, and there can be no assurance that such conflicts of interest will be resolved in favor of the Fund. Accordingly, any investment opportunities that would have otherwise been offered or allocated, in whole or in part, to the Fund can be reduced and made available to co-investment
vehicles.
Co-investments
may be offered by the Advisers on such terms and conditions as the Advisers determine in their discretion on a case-by-case
basis.
Fund
Co-Investment
Opportunities.
As a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act and any applicable co-investment
exemptive order issued by the SEC, the Fund may
co-invest
with Other Clients (including
co-investment
or other vehicles in which the Firm or its personnel invest and that co-invest
with such Other Clients) in investments that are suitable for the Fund and one or more of such Other Clients. Even if the Fund and any such Other Clients and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise.
We have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Advisers and certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions. Such order may restrict our ability to enter into follow-on
investments or other transactions. Pursuant to such order, we may co-invest
in a negotiated deal with certain affiliates of the Advisers or certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions. We may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.
Investments in Portfolio Companies Alongside Other Clients
. From time to time, the Fund will
co-invest
with Other Clients (including
co-investment
or other vehicles in which the Firm or its personnel invest and that co-invest
with such Other Clients) in investments that are suitable for both the Fund and such Other Clients, as permitted by applicable law and/or any applicable
SEC-granted
order. Even if the Fund and any such Other Clients invest in the same securities or loans, conflicts of interest are still expected to arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Fund and such other funds and vehicles are not the same. Additionally, the Fund and such Other Clients and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and Blackstone Credit & Insurance, as a result, could have conflicting goals with respect to the amount, price and timing of disposition opportunities. As such, subject to applicable law and any applicable order issued by the SEC, the Fund and/or such Other Clients may dispose of any such shared investment at different times on different terms and/or otherwise on a non-
pro rata
basis.
Firm Involvement in Financing of Third-Party Dispositions by the Fund
. The Fund is permitted to dispose of all or a portion of an investment by way of accepting a third-party purchaser’s bid where the Firm or one or more Other Clients is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This generally would include the circumstance where the Firm or one or more Other Clients is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from the Fund. Such involvement of the Firm or one or more Other Clients as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from the Fund can give rise to potential or actual conflicts of interest.
Self-Administration of the Fund
.
Blackstone Credit & Insurance expects to provide certain fund administration services to the Fund in lieu of or in addition to engaging or relying on a third-party administrator to perform such services. The costs for providing these services are not included in the management fee under the Advisory Agreements and will be paid separately by the Fund. Blackstone Credit & Insurance also reserves the right to charge the Fund a reduced rate for these services, or to reduce or waive such charges entirely, subject to the 1940 Act. Blackstone Credit & Insurance’s ability to determine the reimbursement obligation from the Fund creates a conflict of interest. Blackstone Credit & Insurance addresses this conflict by reviewing its fund administration costs to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated
third party at a rate negotiated on an arm’s length basis. The Board of Trustees periodically reviews the reimbursement obligation.
Outsourcing
. Subject to applicable law and the oversight and, in certain circumstances, approval by the Board of Trustees, Blackstone may outsource to third parties several of the services performed for the Fund and/or its portfolio entities, including services (such as administrative, legal, accounting, tax, diligence, modeling, ongoing monitoring, preparation of internal templates and/or memos or other related services) that may be or historically have been performed in-house
by Blackstone and its personnel. For certain third-party service providers, the fees, costs and expenses of such service providers will be borne by the Fund, and in other circumstances, the fees, costs and expenses of such service providers will be borne by Blackstone. Certain third-party service providers and/or their employees will dedicate substantially all of their business time to the Fund, Other Clients and/or their respective portfolio entities, while others will have other clients. In certain cases, third-party service providers and/or their employees may spend a significant amount of time at Blackstone offices, have dedicated office space at Blackstone, receive administrative support from Blackstone personnel or participate in meetings and events for Blackstone personnel, even though they are not Blackstone employees or affiliates. This creates a conflict of interest because Blackstone will have an incentive to outsource services to third parties due to a number of factors, including because retaining third parties will reduce Blackstone’s internal overhead and compensation costs for employees who would otherwise perform such services in-house.
The involvement of third-party service providers may present a number of risks due to, among other factors, Blackstone’s reduced control over the functions that are outsourced. There can be no assurances that Blackstone will be able to identify, prevent or mitigate the risks of engaging third-party service providers. The Fund may suffer adverse consequences from actions, errors or failures to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them. Outsourcing may not occur uniformly for all Blackstone managed vehicles and accounts and the expenses borne by such vehicles and accounts will vary. Accordingly, certain costs may be incurred by (or allocated to) the Fund through the use of third-party service providers that are not incurred by (or allocated to) Other Clients.
Material,
Non-Public
Information
.
Blackstone Credit & Insurance will come into possession of confidential information with respect to an issuer and other actual or prospective portfolio companies. Blackstone Credit & Insurance can be restricted from buying, originating or selling securities, loans, or derivatives on behalf of the Fund until such time as the information becomes public or is no longer deemed material such that it would preclude the Fund from participating in an investment. Disclosure of such information to the Advisers’ personnel responsible for the affairs of the Fund will be on a need-to-know
basis only, and the Fund might not be free to act upon any such information. Therefore, the Fund will not always have access to confidential information in the possession of Blackstone Credit & Insurance that might be relevant to an investment decision to be made for the Fund. In addition, Blackstone Credit & Insurance, in an effort to avoid buying or selling restrictions on behalf of the Fund or Other Clients, can choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Fund, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Fund.
Break-up
and Other Similar Fees
.
Break-up
or topping fees with respect to the Fund’s investments can be paid to Blackstone Credit & Insurance. Alternatively, the Fund could receive the break-up
or topping fees directly.
Break-up
or topping fees paid to Blackstone Credit & Insurance or the Fund in connection with a transaction could be allocated, or not, to Other Clients or co-investment
vehicles that invest (or are expected to invest) alongside the Fund, as determined by Blackstone Credit & Insurance to be appropriate in the circumstances. Generally, Blackstone Credit & Insurance would not allocate break-up
or topping fees with respect to a potential investment to the Fund, an Other Client or co-investment
vehicle unless such person would

also share in Broken Deal Expenses (as defined below) related to the potential investment. With respect to fees received by Blackstone Credit & Insurance relating to the Fund’s investments or from unconsummated transactions, shareholders will not receive the benefit of any fees relating to the Fund’s investments (including, without limitation, as described above). In the case of fees for services as a director of a portfolio company, the management fee will not be reduced to the extent any Firm personnel continues to serve as a director after the Fund has exited (or is in the process of exiting) the applicable portfolio company and/or following the termination of such employee’s employment with the Firm. For the avoidance of doubt, although the financial advisory and restructuring business of Blackstone has been spun out, to the extent any investment banking fees, consulting (including management consulting) fees, syndication fees, capital markets syndication and advisory fees (including underwriting fees (including, without limitation, evaluation regarding value creation opportunities and sustainability risk mitigation)), origination fees, servicing fees, healthcare consulting / brokerage fees, fees relating to group purchasing, financial advisory fees and similar fees for arranging acquisitions and other major financial restructurings, loan servicing and/or other types of insurance fees, operations fees, financing fees, fees for asset services, title insurance fees, and other similar fees and annual retainers (whether in cash or in-kind)
are received by Blackstone, such fees will not be required to be shared with the Fund or the shareholders and will not reduce the management fee payable by the Fund.
Broken Deal Expenses
. Any expenses that may be incurred by the Fund for actual investments as described herein may also be incurred by the Fund with respect to broken deals (i.e., investments that are not consummated) (“Broken Deal Expenses”). While Blackstone Credit & Insurance expects to generally allocate broken deal expenses pro rata among Clients and/or Other Clients that were expected to participate in the transaction, unless required by law or regulation, Blackstone Credit & Insurance is not required to and, in most circumstances, will not seek reimbursement of Broken Deal Expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors.
Examples of such Broken Deal Expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, meal, travel and entertainment expenses incurred, deposits or down payments which are forfeited in connection with unconsummated transactions, costs from onboarding (i.e., KYC) investment entities with a financial institution, commitment fees that become payable in connection with a proposed investment, consulting fees and expenses (including all expenses incurred in connection with any tax audit or investigation settlement), printing and publishing expenses, costs of negotiating co-investment
documentation (including
non-disclosure
agreements with counterparties), and legal, accounting, tax and other due diligence and pursuit costs and expenses including, for the avoidance of doubt, any consultant expenses and including in certain circumstances, broken deal expenses associated with services (including transaction support services such as identifying potential investments) provided by portfolio companies, which may include expenses incurred prior to the commencement of the Fund’s investment activities. Any such Broken Deal Expenses could, in the sole discretion of Blackstone Credit & Insurance, be allocated solely to the Fund and not to Other Clients or co-investment
vehicles that could have made the investment, even when the Other Client or co-investment
vehicle commonly invests alongside the Fund in its investments or the Firm or Other Clients in their investments. In such cases, the Fund’s shares of expenses would increase. The Advisers expect that until a potential investment of the Fund is formally allocated to an Other Client (it being understood that final allocation decisions are typically made shortly prior to closing an investment), the Fund is expected to bear the broken deal expenses for such investment, which may result in substantial amounts of broken deal expenses. In the event Broken Deal Expenses are allocated to an Other Client or a co-investment
vehicle, Blackstone Credit & Insurance or the Fund will, in certain circumstances, advance such fees and expenses without charging interest until paid by the Other Client or co-investment
vehicle, as applicable.
Other Firm Business Activities
. The Firm, Other Clients, their portfolio companies, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to the Fund and its portfolio companies, such as fees for asset management (including, without limitation, management fees and carried interest/incentive arrangements), development and property management; portfolio operations support (such as those provided by Blackstone’s Portfolio Operations Group); arranging, underwriting (including without limitation, evaluation regarding value creation opportunities and sustainability risk mitigation); syndication or refinancing of a loan or investment (or other additional fees, including acquisition fees, loan modification or restructuring fees); servicing; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; investment banking and capital markets services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; insurance procurement; brokerage; solutions and risk management services; data extraction and management products and services; fees for monitoring and oversight of loans or title insurance provided to portfolio companies or third parties; and other products and services. For example, the Firm or Other Clients may, directly or indirectly through a portfolio entity, from time to time acquire loans or other assets for the purpose of syndicating some or all the assets to the Fund and/or Other Clients, and may receive syndication or other fees in connection therewith. In addition, following an exit of the Fund’s investment in a portfolio company, Other Clients can continue to hold interests (debt and/or equity) in such portfolio company, and Blackstone can begin to earn fees or continue to earn fees from such portfolio company for providing services to such portfolio company, including, but not limited to, capital markets advice, group purchasing and health care brokerage, insurance and other similar services, which in each case will not offset or reduce the management fees applicable to the Fund. Conflicts of interest are expected to arise as a result. Such parties will also provide products and services for fees to the Firm, Other Clients and their portfolio companies, and their personnel and related parties, as well as third parties. Through its innovations group, Blackstone incubates (or otherwise invests in) businesses that are expected to provide goods and services to the Fund (subject to the requirements of the 1940 Act and applicable guidance) and Other Clients and their portfolio companies, as well as other Firm-related parties and third parties. By contracting for a product or service from a business related to the Firm, the Fund and its portfolio companies would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with the Fund or shareholders and could benefit the Firm directly and indirectly. Also, the Firm, Other Clients and their portfolio companies, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by the Fund and its portfolio companies. The Fund and its portfolio companies will incur expenses in negotiating for any such fees and services, which will be treated as Fund Expenses. In addition, the Firm may receive fees associated with capital invested by co-investors
relating to investments in which the Fund participates or otherwise, in connection with a joint venture in which the Fund participates (subject to the 1940 Act) or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Firm performs services. Finally, the Firm and its personnel and related parties will, in certain circumstances, also receive compensation in connection with origination activities, referrals and other related activities of such business, and unconsummated transactions.
The Fund will, as determined by Blackstone Credit & Insurance and as permitted by the governing fund documents, bear the cost of fund administration, compliance and accounting (including, without limitation, maintaining financial records, filing of the Fund’s tax returns, overseeing the calculation of the Fund’s NAV, compliance monitoring (including diligence and oversight of the Fund’s other service providers), preparing reports to the Fund’s shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Board of Trustees, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others, providing office space, equipment and office services), in house legal, tax planning and other related services provided by Firm personnel and related parties to the Fund and its portfolio companies, including the allocation of their compensation and related overhead otherwise payable by the Firm, or pay for their services at market rates, as discussed above in “Self-Administration of the Fund.” Such allocations or charges can be based on any of the following methodologies: (i) requiring personnel to periodically record or allocate their historical time spent with respect to the Fund or the Firm approximating the proportion of certain personnel’s time spent with respect to the Fund, and in each case allocating their compensation (including, without limitation, salary, bonus and benefits) and allocable overhead based on time spent, or charging their time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Firm believes represents a fair recoupment of expenses and a market rate for such services or (iii) any other similar methodology determined by the Firm to be appropriate under the circumstances. Certain Firm personnel will provide services to few, or only one, of the Fund and Other Clients, in which case the Firm could rely upon rough approximations of time spent by the employee for purposes of allocating the salary and overhead of the person if the market rate for services is clearly higher than allocable salary and overhead. However, any methodology (including the choice thereof) involves inherent conflicts and may result in incurrence of greater expenses by the Fund and its portfolio companies than would be the case if such services were provided by third parties.
Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could continue to receive fees, including performance-based or incentive fees, for the services described in the preceding paragraphs with respect to investments sold by the Fund or a portfolio company to a third party buyer after the sale is consummated. Such post-disposition involvement will give rise to potential or actual conflicts of interest, particularly in the sale process. Moreover, Blackstone Credit & Insurance, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could acquire a stake in the relevant asset as part of the overall service relationship, at the time of the sale or thereafter.
Blackstone Credit & Insurance does not have any obligation to ensure that fees for products and services contracted by the Fund or its portfolio companies are at market rates unless the counterparty is considered an affiliate of the Firm and given the breadth of the Firm’s investments and activities Blackstone Credit & Insurance may not be aware of every commercial arrangement between the Fund and its portfolio companies, on the one hand, and the Firm, Other Clients and their portfolio companies, and personnel and related parties of the foregoing, on the other hand.
Except as set forth above, the Fund and shareholders will not receive the benefit (e.g., through a reduction to the management fee or otherwise) of any fees or other compensation or benefit received by Blackstone Credit & Insurance, its affiliates or their personnel and related parties. (See also “—Service Providers, Vendors and Other Counterparties Generally” and “—Other Firm Business Activities”).
Securities and Lending Activities
. Blackstone, its affiliates and their related parties and personnel will from time to time participate in underwriting or lending syndicates with respect to current or potential portfolio companies, or will otherwise act as arrangers of financing, including with respect to the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by the Fund and its portfolio companies, or otherwise in arranging financing (including loans) for such portfolio companies or advise on such transactions. Such underwritings or engagements can be on a firm commitment basis or can be on an uncommitted “best efforts” basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone may also provide placement or other similar services to purchasers or sellers of securities, including loans or instruments issued by portfolio companies. There could also be circumstances in which the Fund commits to purchase any portion of such issuance from the portfolio company that a Blackstone broker-dealer intends to syndicate to third parties. As a result thereof, subject to the limitations of the 1940 Act, Blackstone may be permitted to receive commissions or other compensation, thereby creating a potential conflict of interest. This could include, by way of example, fees and/ or commissions for equity syndications to co-investment
vehicles. In certain cases, subject to the limitations of the 1940 Act, a Blackstone broker-dealer will, from time to time, act as the managing underwriter, or a member of the underwriting syndicate or broker for the Fund or its portfolio companies, or as dealer, broker or advisor to a counterparty to the Fund or a portfolio company, and purchase securities from or sell securities to the Fund, Other Clients or portfolio companies of the Fund or Other Clients or advise on such transactions. Blackstone expects to also, on behalf of the Fund or other parties to a transaction involving the Fund or its portfolio companies, effect transactions, including transactions in the secondary markets that result in commissions or other compensation paid to Blackstone by the Fund or its portfolio companies or the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment
vehicles. Subject to applicable law, Blackstone expects to receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets advisory fees, lending arrangement fees, asset/property management fees, insurance (including title insurance) incentive fees and consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Client or its portfolio companies are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with the Fund. In addition, the management fee with respect to a shareholder generally will not be reduced by such amounts. Therefore, Blackstone will from time to time have a potential conflict of interest regarding the Fund and the other parties to those transactions to the extent it receives commissions, discounts or other compensation from such other parties. Subject to applicable law, including the conditions of the co-investment
exemptive order, origination fees paid to Blackstone in connection with a transaction could be allocated, or not, to Other Clients or co-investment
vehicles that invest (or are expected to invest) alongside the Fund. The Board of Trustees, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a Blackstone broker-dealer acts as an underwriter, as broker for the Fund, or as dealer, broker or advisor, on the other side of a transaction with the Fund only where the Board of Trustees believes in good faith that such transactions are appropriate for the Fund and, by executing a subscription agreement for Common Shares in the Fund, a shareholder consents to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law; provided that such consent waiver shall not be construed as a waiver of the shareholder’s rights under federal securities laws or a consent to a violation of federal securities laws.
When Blackstone serves as underwriter with respect to securities of the Fund or its portfolio companies, the Fund and such portfolio companies could from time to time be subject to a
“lock-up”
period following the offering under applicable regulations during which time the Fund or portfolio company would be unable to sell any securities subject to the
“lock-up.”
This could prejudice the ability of the Fund and its portfolio companies to dispose of such securities at an opportune time. In addition, Blackstone Securities Partners L.P. can serve as underwriter in connection with the sale of securities by the Fund or its portfolio companies. Conflicts would be expected to arise because such engagement would result in Blackstone Securities Partners L.P. receiving selling commissions or other compensation in connection with such sale. (See also
“
—Portfolio Company Relationships Generally” below).
Blackstone and Blackstone Credit & Insurance employees are generally permitted to invest in alternative investment funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Fund. The Fund will not receive any benefit from any such investments.
PJT
. On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill Group fund placement businesses and combined these businesses with PJT Partners Inc. (“PJT”), an independent financial advisory firm founded by Paul J. Taubman. While PJT operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving the Fund and its portfolio companies, on the one hand, and PJT, on the other. The pre-existing
relationship between Blackstone and its former personnel, the overlapping ownership and co-investment
and other continuing arrangements between PJT and Blackstone can be expected to influence Blackstone Credit & Insurance to select or recommend PJT to perform services for the Fund or its portfolio companies, the cost of which will generally be borne directly or indirectly by the Fund and its shareholders. Given that PJT is no longer an affiliate of Blackstone, Blackstone and its affiliates are able to cause the Fund and portfolio companies to transact with PJT generally without restriction under the applicable governing documents, notwithstanding the relationship between Blackstone and PJT. In addition, one or more investment vehicles controlled by Blackstone could be established to facilitate participation in Blackstone’s side-by-side
investment program by employees and/or partners of PJT.
Portfolio Company Relationships Generally
. The Fund’s portfolio companies, including special purpose vehicles that might be formed in connection with investments, are expected to be counterparties to or participants in agreements, transactions or other arrangements with the Fund, Other Clients, and/or portfolio companies of the Fund and Other Clients or other Blackstone affiliates and/or any portfolio companies of the foregoing for the provision of goods and services, purchase and sale of assets and other matters (including information-sharing and/or consulting and employment relationships). For example, from time to time, certain portfolio companies of the Fund or Other Clients will provide or recommend goods or services to Blackstone, the Fund, Other Clients, or other portfolio companies of the Fund or Other Clients will similarly acquire or form one or more portfolio companies that will originate and sell loans or other assets to Blackstone, Other Clients and/or portfolio companies of Other Clients. As another example, it can also be expected that the management of one or more portfolio companies will consult with one another (or with one or more portfolio companies of an Other Client) in respect of seeking its expertise, industry view, or otherwise on a particular topic including but not limited to an asset and/or the purchase and /or sale thereof. Moreover, the Fund and/or an Other Client can consult with a portfolio company or a portfolio company of an Other Client as part of the investment diligence for a potential investment by the Fund or such Other Client. As a result of, or as part of such interactions or otherwise, personnel at one portfolio company will in certain cases transfer to or become employed by another portfolio company (including, for purposes of this disclosure, a portfolio company of an Other Client), the Fund, Blackstone or their respective affiliates. Further, personnel of Blackstone Credit & Insurance, Blackstone or their respective affiliates will transfer to or become employed by a portfolio company (together with personnel departing a portfolio company for employment at Blackstone, Blackstone Credit & Insurance, their affiliates or another portfolio company, “Transferring Personnel”). Any such transfer may result in payments by the entity that such personnel is going to, to the entity such personnel is departing from. Although the Firm might determine that such agreements, transactions or other arrangements are consistent with the requirements of such Other Clients’ offering and/or governing agreements, it is possible that such agreements, transactions or other arrangements might not have otherwise been entered into but for the affiliation with Blackstone Credit & Insurance and/or Blackstone. The compensation earned and subsequently paid to such personnel may include arrangements designed to make such person whole for unvested equity or carried interest attributable to such personnel’s entity of origin that was forfeited in connection with their departure therefrom. Transferring Personnel agreements, transactions and other arrangements present a conflict of interest in that they will involve the payment of fees and other amounts, some of which compensation may be paid in connection with unvested equity in Blackstone, an Other Client, or a portfolio company (which may be in the form of public stock, limited partnership interests or otherwise), none of which will result in any offset to the management fees and are not otherwise shared with the Fund, notwithstanding that some of the services provided by a portfolio company are similar in nature to the services provided by Blackstone Credit & Insurance. There can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to a portfolio company or the Fund as otherwise would be the case if the counterparty for the transfer were not related to Blackstone. As Transferring Personnel are expected to comprise individuals who are currently compensated by Blackstone and whose associated costs (e.g., overhead) are not directly or indirectly borne by the Fund or Other Clients, Blackstone Credit & Insurance has a conflict of interest in determining to arrange a transfer or employment arrangement for such Transferring Personnel such that their compensation and associated costs will be borne by portfolio companies of the Fund or Other Clients instead of by Blackstone, Blackstone Credit & Insurance or their respective affiliates, and to facilitate the transfer of such Transferring Personnel rather than engage in the retention or full-time hiring of third-party candidates for such roles at portfolio companies, Blackstone, Blackstone Credit & Insurance or their affiliates. These conflicts of interest will not necessarily be resolved in favor of the Fund.
The Firm reserves the right to cause, or offer the opportunity to, portfolio companies to enter into agreements regarding benefits management, purchase of title and other insurance policies (which can be expected to include brokerage or placement thereof), and generally will be pooled across portfolio companies and discounted due to scale, including through sharing of deductibles and other forms of shared risk retention from a third party or an affiliate of Blackstone Credit & Insurance/or Blackstone, and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that can result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company. Such agreements, transactions or other arrangements will generally be entered into without the consent or direct involvement of the Fund and/or such Other Client or the consent of the Board of Trustees and/or the shareholders of the Fund or such Other Client (including, without limitation, in the case of minority and/or non-controlling
investments by the Fund in such portfolio companies or the sale of assets from one portfolio company to another) and/or such Other Client. In any such case, the Fund might not be involved in the negotiation process, and there can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to the Fund as otherwise would be the case if the counterparty were not related to the Firm.
In addition, it is possible that certain portfolio companies of Other Clients or companies in which Other Clients have an interest will compete with the Fund for one or more investment opportunities. It is also possible that certain portfolio companies of Other Clients will engage in activities that will have adverse consequences on the Fund and/or its portfolio companies. As an example of the latter, the laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) would not recognize the segregation of assets and liabilities as between separate entities and could permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity. In such circumstances, the assets of the Fund and/or its portfolio companies potentially will be used to satisfy the obligations or liabilities of one or more Other Clients, their portfolio companies and/or affiliates.
In addition, a portfolio company of the Fund will from time to time enter into agreements, transactions or other arrangements with another portfolio company of the Fund or one or more portfolio companies of an Other Client (including the sale of assets between such portfolio companies). This may give rise to actual or potential conflicts of interest for Blackstone Credit & Insurance, the Fund, the Other Clients and/or their respective affiliates, as such agreements, transactions or arrangements may be more favorable for one portfolio company than another, thus benefitting the Fund or Other Client at the expense of the other. Such agreements, transactions or other arrangements may be entered into without the consent or direct involvement of the Fund (including the investors therein) and/or such Other Client (or the consent of the limited partner advisory committee and/or the limited partners of such Other Client) (and may arise in particular in circumstances where the Fund and/or such Other Client has made a non-controlling
investment in the underlying portfolio company). In any such case, the Fund may not be involved in the negotiation process and the terms of any such agreement, transaction or other arrangement may not be as favorable to the Fund as otherwise may be the case if the Fund were involved.
Certain portfolio companies have established or invested in, or can be expected to in the future establish or invest in, vehicles that are managed exclusively by the portfolio company (and not the Fund or the Firm or any of its affiliates) and that invest in asset classes or industry sectors (such as cyber security) that fall within the Fund’s investment strategy. Such vehicles, which would not be considered affiliates of the Firm and would not be subject to the Firm’s policies and procedures, have the potential to compete with the Fund for investment opportunities. In addition, Blackstone and its affiliates and portfolio companies will also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that fall within the Fund’s investment strategy, which would possibly compete with Other Clients for investment opportunities. Such arrangements would give rise to conflicts of interest that would not necessarily be resolved in favor of the Fund. In addition, the Fund reserves the right to hold non-controlling
interests in certain portfolio companies and, as a result, such portfolio companies could engage in activities outside of the Fund’s control that would have adverse consequences on the Fund and/or its other portfolio companies.
Blackstone has also entered into certain investment management arrangements whereby it provides investment management services for compensation to insurance companies including (i) FGL and certain of its affiliates, (ii) Everlake and certain of its affiliates and (iii) certain subsidiaries of Corebridge and (iv) certain subsidiaries of Resolution Life. As of the date hereof, Blackstone owns a 9.9% equity interest in the parent company of Everlake and Blackstone Clients own the remaining equity interests in the parent company of Everlake, and Blackstone owns a 11.14% equity interest in the parent company of Corebridge and a 6.47% equity interest in the parent company of Resolution Life. The foregoing insurance company investment management arrangements will involve investments by such insurance company clients across a variety of asset classes (including investments that would otherwise be appropriate for the Fund). As a result, in addition to the compensation Blackstone receives for providing investment management services to insurance companies in which Blackstone or an Other Client owns an interest, in certain instances Blackstone receives additional compensation in its capacity as an indirect owner of such insurance companies and/or Other Clients. In the future Blackstone will likely enter into similar arrangements with other portfolio companies of the Fund, Other Clients or other insurance companies. Such arrangements have the potential to reduce the allocations of investments to the Fund, and Blackstone could be incentivized to allocate investments away from the Fund to such insurance company client under such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to Blackstone relative to the terms of the Fund.
Further, portfolio companies with respect to which the Firm can elect members of the board of directors or a managing member could, as a result, subject the Fund and/or such directors or managing member to fiduciary obligations to make decisions that they believe to be in the best interests of any such portfolio company. Although in most cases the interests of the Fund and any such portfolio company will be aligned, this will not always be the case. This has the potential to create conflicts of interest between the relevant director’s or managing member’s obligations to any such portfolio company and its stakeholders, on the one hand, and the interests of the Fund, on the other hand. Although Blackstone Credit & Insurance will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Fund. For instance, such positions could impair the ability of the Fund to sell the securities of an issuer in the event a director receives material non-
public information by virtue of their role, which would have an adverse effect on the Fund. Furthermore, an employee of Blackstone serving as a director to a portfolio company owes a fiduciary duty and/or other obligations to the portfolio company, on the one hand, and the Fund, on the other hand, and such employee could be in a position where they must make a decision that is either not in the best interest of the Fund, or is not in the best interest of the portfolio company. Blackstone personnel serving as directors can make decisions for a portfolio company that negatively impact returns received by the Fund as an investor in the portfolio company. In addition, to the extent an employee serves as a director on the board of more than one portfolio company, such employees’ fiduciary duties among the two portfolio companies can be expected to create a conflict of interest. In general, the Advisers and Blackstone personnel will be entitled to indemnification from the Fund.
Portfolio Company Service Providers and Vendors
. Subject to applicable law, the Fund, Other Clients, portfolio companies of each of the foregoing and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Fund and Other Clients to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounts receivable, accounting/audit (e.g., valuation support services), account management (e.g., treasury, customer due diligence), insurance, procurement, placement, brokerage and consulting services, cash management and monitoring consolidation, accounts receivable financing, corporate secretarial and executive assistant services, domiciliation, data services, directorship services, finance/budgeting and forecasting, financing management, human resources (e.g., the onboarding and ongoing development of personnel), communication, public relations and publicity, information technology and software systems support, corporate governance and entity management (e.g., liquidation, dissolution and/or otherwise end of term services), risk management and compliance, internal compliance, know-your-client reviews and refreshes, judicial processes, legal, environmental due diligence support(e.g., review of property condition reports, energy consumption), climate accounting services, sustainability program management services, engineering services, services related to the sourcing, development and implementation of renewable energy, sustainability data collection and reporting services, capital planning services, operational coordination (i.e., coordination with joint venture partners, property managers), risk management, reporting (such as tax reporting, debt reporting or other reporting), tax and treasury, tax analysis and compliance (e.g., CIT and VAT compliance), transfer pricing and internal risk control, treasury and valuation services) and other services; (b) loan services (including, without limitation, monitoring, restructuring and work-out
of performing,
sub-performing
and nonperforming loans, administrative services, and cash management); (c) management services (i.e., management by a portfolio company, Blackstone affiliate or third party (e.g., a third-party manager or operating partner) of operational services); (d) operational services (i.e., general management of day to day operations), including, without limitation, personnel, construction management (such as management of general contractors on capital projects), leasing services (such as leasing strategy, management of third-party brokers, negotiation of major leases and negotiation of leases), project management (such as management of development projects, project design and execution, vendor management, and turnkey services); (e) risk management (tax and treasury); (f) transaction support services (including, without limitation, acquisition support; customer due diligence and related onboarding; liquidation; reporting; managing relationships with brokers, banks and other potential sources of investments, identifying potential investments, coordinating with investors, assembling relevant information, conducting financial and market analyses and modelling, coordinating closing/post-closing procedures for acquisitions, dispositions and other transactions, coordinating design and development works (such as recommending and implementing design decisions); and providing diligence and negotiation support to acquire the same; coordinating with investors; assembling relevant information, conducting financial and market analysis and modeling; coordinating closing/post-closing procedures for acquisitions, dispositions and other transactions; marketing and distribution, overseeing brokers, lawyers, accountants and other advisors, working with consultants and third parties to pursue entitlements; providing in-house
legal, sustainability and accounting services, assisting with due diligence, preparation of project feasibilities, site visits, transaction consulting and specification of technical analysis and review of (i) design and structural work, (ii) certifications, (iii) operations and maintenance manuals and (iv) statutory documents); (g) insurance procurement, placement, brokerage and consulting services; and (h) other services. Similarly, Blackstone Credit & Insurance, Other Clients and their portfolio companies can be expected to engage portfolio companies of the Fund to provide some or all of these services. Some of the services performed by portfolio company service providers could also be performed by Blackstone Credit & Insurance and vice versa. Fees paid by the Fund or its portfolio companies to or value created by other portfolio company service providers do not reduce the management fee payable by the Fund and are not otherwise shared with the Fund. In certain circumstances, Blackstone can be expected to play a substantial role in overseeing the personnel of portfolio company service providers that provide services to the Fund, Other Clients and/or their portfolio companies on an ongoing basis, including with respect to the selection, hiring, retention and compensation of such personnel. Such personnel or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Fund or a portfolio company or asset of the Fund, or other long term incentive plans, and the total compensation package is likely to differ from portfolio company to portfolio company, even where such portfolio companies service the same or similar pools of assets held by the Fund, Other Clients and/or Blackstone, which may influence decisions by such personnel with respect to allocation of time and/or opportunities to the assets held by the Fund and, in certain circumstances, encourage such personnel or portfolio company to focus on assets or pools of assets they view as providing superior compensation and present a potential conflict of interest. In addition, Blackstone has multiple business lines, which may result in competition with a portfolio company for high performing executive talent and presents actual and potential conflicts of interest. For example, Blackstone may “poach” a portfolio company executive, or such executive may interview with Blackstone during the applicable contractual period with respect to such person’s existing position and later be hired by Blackstone after such period. A portfolio company may want to retain such executives or other employees, and regardless, Blackstone is under no obligation to avoid interviewing or hiring such employees. For example, Blackstone may establish a team of personnel to provide support services exclusively to the Fund and Other Clients and their portfolio companies (and/or other investment funds or accounts managed or controlled by Blackstone).
Portfolio companies of the Fund and Other Clients some of which can be expected to provide services to the Fund and its portfolio companies include, without limitation, the following, and could include additional portfolio companies that might be formed or acquired in the future:
BTIG
. BTIG, LLC (“BTIG”) is a global financial services firm in which certain Blackstone entities own a strategic minority investment. BTIG provides institutional trading, investment banking, research and related brokerage services.

Ontra (f.k.a. InCloudCounsel)
. Ontra is a portfolio company of certain Other Clients that provides a contract automation and intelligence platform that utilizes artificial intelligence and a network of attorneys to support processing of routine contracts and tracking of obligations in complex agreements.
Sphera
. Sphera is a portfolio company of certain Other Clients that provides environmental, health and safety and sustainability software services and data.
ASK Investment Management (“ASK”)
. ASK is a portfolio company of certain Other Clients that provides investment management services.
Optiv
. Optiv Security, Inc. is a portfolio company held by certain Blackstone private equity funds that provides a full slate of information security services and solutions.
PSAV
. PSAV, Inc. is a portfolio company held by certain Blackstone private equity funds that provides outsourced audiovisual services and event production.
Kryalos
. Blackstone through one or more of its funds has made a minority investment in Kryalos, an operating partner in certain real estate investments made by Other Clients.
Peridot Financial Services (“Peridot”) and Global Supply Chain Finance (“GSCF”)
. Peridot and GSCF are portfolio companies of certain Other Clients that provide supply chain financing and accounts receivable services globally.
RE Tech Advisors (“RE Tech”)
. Blackstone through one or more of its funds has made a majority investment in RE Tech, an energy audit/consulting firm that identifies and implements energy efficiency programs, calculates return on investment and tracks performance post-completion.
Legence (f.k.a. Therma Holdings) (“Legence”)
. Legence is a portfolio company held by certain Blackstone private equity funds that provides carbon reduction and energy management services.
Revantage
. Revantage is a portfolio entity of certain Blackstone Clients that provides corporate support services (e.g., accounting, legal, tax, treasury, information technology and human resources and insurance procurement), construction and project management services, leasing services, property management services, transaction support services and management services.
There may be instances where current and former employees of Other Clients’ portfolio companies are seconded to or temporarily hired by the Fund’s portfolio companies or, at times, the Fund’s investments directly. Such secondments or temporary hiring of current and former employees of Other Clients’ portfolio companies by the Fund’s portfolio companies (or its investments) may result in a potential conflict of interest between the Fund’s portfolio companies and those of such Other Clients. The costs of such employees are expected to be borne by the Fund or its relevant portfolio companies, as applicable, and the fees paid by the Fund or such portfolio companies to, other portfolio company service providers or vendors do not offset or reduce the management fee.
The Fund and its portfolio companies will compensate one or more of these service providers and vendors owned by the Fund or Other Clients, including through incentive based compensation payable to their management teams and other related parties. Some of these service providers and vendors owned or controlled by the Fund or Other Clients may charge the Fund and its portfolio companies for goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates under “—Firm Affiliated Service Providers” herein applies equally in respect of the fees and expenses of the portfolio company service providers, if charged at rates generally consistent with those available in the market. Other service providers and vendors owned and/or controlled by the Fund or Other

Clients pass through expenses on a cost reimbursement,
no-profit
or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for the benefit of the Fund and its portfolio companies to them, along with any related tax costs and an allocation of the service provider’s overhead, including any of the following: salaries, wages, benefits and travel expenses; marketing and advertising fees and expenses; legal, compliance, accounting and other professional fees and disbursements; office space, furniture and fixture and equipment; insurance premiums; technology expenditures (including hardware and software costs, and servicing costs and upgrades related thereto); costs to engage recruitment firms to hire employees; diligence expenses;
one-time
costs, including costs related to
building-out,
expanding and winding-down a portfolio company; costs that are of a limited duration or non-recurring
(such as
start-up
or technology
build-up
costs,
one-time
technology and systems implementation costs, employee
on-boarding
and severance payments, and readiness of initial public offerings and other infrastructure costs); taxes; and/or liabilities determined by Blackstone based on applicable margin tax rates and other operating, establishment, expansion and capital expenditures (including financing and interest thereon). Any of the foregoing costs, although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period (including in prior periods, such as where any such costs are amortized over an extended period), and further will, in certain circumstances, be of a general and administrative nature that is not specifically related to particular services, and therefore the Fund could pay more than its pro rata
portion of fees for services. In addition, in certain circumstances, Blackstone also relies on the management team of a portfolio company with respect to the determination of costs and expenses and allocation thereof and does not oversee or participate in such determinations or allocations. Moreover, to the extent a portfolio company uses an allocated cost model with respect to fees, costs and expenses, such fees, costs and expenses are typically estimated and/or accrued quarterly (or on another regular periodic basis) but not finalized until year-end
and as a result, such
year-end
true-up
is subject to fluctuation and increases such that for a given year, the year-end
cumulative amount with respect to fees, costs and expenses may be greater than the sum of the quarterly estimates (or other periodic estimates where applicable) and/or accruals and therefore the Fund could bear more fees, costs and expenses at year-end
than had been anticipated throughout the year. The allocation of overhead among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, “cost” basis as described above, “time-allocation” basis, “per unit” basis, “per square footage” basis or “fixed percentage” basis, and the particular methodology used to allocate such overhead among the entities and assets to which services are provided are expected to vary depending on the types of services provided and the applicable asset class involved, and could, in certain circumstances, change from one period to another. There can be no assurance that a different manner of allocation would result in the Fund and its portfolio companies bearing less or more costs and expenses. In addition, a portfolio company that uses a “cost” basis methodology may, in certain circumstances, change its allocation methodology, for example, to charging a flat fee for a particular service or instance (or vice versa) or to another methodology described herein or otherwise, and such changes may increase or reduce the amounts received by such portfolio companies for the same services, and shareholders will not necessarily be entitled to receive notice or disclosure of such changes in allocation methodology. In certain instances, particularly where such service providers and vendors are located in Europe or Asia, such service providers and vendors will charge the Fund and its portfolio companies for goods and services at cost plus a percentage of cost for transfer pricing or other tax, legal, regulatory, accounting or other reasons or even decide to amortize any costs or expenses to address accounting or operational considerations. Further, the Fund and its portfolio companies may compensate one or more of these service providers and vendors owned by the Fund or Other Clients through incentive-based compensation payable to their management teams and other related parties. Blackstone Credit & Insurance will not always perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no profit or break even basis, or in respect of incentive-based compensation. There can be no assurances that amounts charged by portfolio company service providers that are not controlled by the Fund or Other Clients will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. If benchmarking is performed, the related expenses will be borne by the Fund, Other Clients and their respective portfolio companies and will not reduce the management fee. A portfolio company service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio companies. In such circumstances, the relevant subcontractor could invoice the portfolio company for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio company, if charging on a cost reimbursement, no-profit
or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Clients, their portfolio companies and Blackstone Credit & Insurance can be expected to engage portfolio companies of the Fund to provide services, and these portfolio companies will generally charge for services in the same manner described above, but the Fund and its portfolio companies generally will not be reimbursed for any costs (such as start-up
costs or technology
build-up
costs) relating to such portfolio companies incurred prior to such engagement. Some of the services performed by these service providers could also be performed by Blackstone Credit & Insurance from time to time and vice versa. Fees paid by the Fund or its portfolio companies to these service providers do not offset or reduce the management fees payable to the Advisers.
Where compensation paid to an affiliated service provider from the Fund or its portfolio company is based on market rates, such compensation will not be based on the cost incurred by the applicable service provider and therefore will likely result in a profit to such service provider. In the event the service provider is an affiliate of Blackstone Credit & Insurance, Blackstone Credit & Insurance experiences a conflict of interest in determining the terms of any such engagement. There can be no assurance that an unaffiliated third party would not charge a lesser rate.
Service Providers, Vendors and Other Counterparties Generally
. Certain third-party advisors and other service providers and vendors or their affiliates to the Fund and its portfolio companies (including accountants, administrators, paying agents, depositories, lenders, bankers, brokers, attorneys, consultants, title agents and investment or commercial banking firms) are owned by the Firm, the Fund or Other Clients or provide goods or services to, or have other business, personal, financial or other relationships with, the Firm, the Other Clients and their respective portfolio companies and affiliates and personnel. Such advisors and service providers referred to above could be investors in the Fund, affiliates of the Advisers, sources of financing and investment opportunities or co-investors
or commercial counterparties or entities in which the Firm and/or Other Clients have an investment, and payments by the Fund and/or such entities can be expected to indirectly benefit the Firm, the Other Clients and their respective portfolio companies or any affiliates or personnel. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to the Fund and its portfolio companies could have other commercial or personal relationships with the Firm, Other Clients and their respective portfolio companies, or any affiliates, personnel or family members of personnel of the foregoing. Although the Firm selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally greater in the case of service providers and vendors that have other relationships to the Firm), the relationship of service providers and vendors to the Firm as described above will influence the Firm in deciding whether to select, recommend or form such an advisor or service provider to perform services for the Fund, subject to applicable law, or a portfolio company, the cost of which will generally be borne directly or indirectly by the Fund and can be expected to incentivize the Firm to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to pay such service providers and vendors higher fees or commissions, resulting in higher fees and expenses being borne by the Fund, than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; the Firm can be expected to also have an incentive to invest in or create service providers and vendors to realize on these opportunities.
The Firm has a practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to the Firm itself compared to those it enters into on behalf of the Fund and its portfolio companies for the same services. However, legal fees for unconsummated transactions are often charged at a discounted rate, such that if the Fund and its portfolio companies consummate a higher percentage of transactions with a particular law firm than the Firm, the Fund, Other Clients and their portfolio companies, the shareholders could indirectly pay a higher net effective rate for the services of that law firm than the Firm, the

Fund or Other Clients or their portfolio companies. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by the Fund and its portfolio companies are different from those used by the Firm, Other Clients and their portfolio companies, and their affiliates and personnel, the Fund and its portfolio companies can be expected to pay different amounts or rates than those paid by such other persons. Similarly, the Firm, the Fund, the Other Clients and their portfolio companies and affiliates can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts, rebates or other similar concessions (including, for the avoidance of doubt, equity or equity-like arrangements, such as warrants, in the counterparty) for such counterparty’s products or services depending on certain factors, including without limitation the volume of transactions entered into with such counterparty by the Firm, the Fund and its investment and/or portfolio companies in the aggregate, Blackstone’s referrals to third parties, the provision of other strategic support by Blackstone or other factors. Further, where such agreements or other arrangements result in Blackstone or portfolio companies or affiliates paying lower rates or fees or receiving discounts, rebates or other similar concessions depending on the goods or services provided by the advisors, vendors or service providers to the Fund or Other Clients, Blackstone could be incentivized to engage such advisor, vendor or service provider over other competitors. This could result in the Fund or Other Clients paying such advisors, vendors or service providers higher rates than what other advisors, vendors or service providers charge for similar goods or services.
Subject to applicable law, the Fund, Other Clients and their portfolio companies are expected to enter into joint ventures with third parties to which the service providers and vendors described above will, in certain circumstances, provide services. In some of these cases, the third party joint venture partner may be permitted to negotiate to not pay its pro rata
share of fees, costs and expenses to be allocated as described above, in which case the Fund, Other Clients and their portfolio companies that also use the services of the portfolio company service provider will, directly or indirectly, pay the difference, or the portfolio company service provider will bear a loss equal to the difference.
The Firm expects to encourage service providers to funds and their investments to use, generally at market rates and/or on arm’s length terms (and/or on the basis of best execution, if applicable), the Firm-affiliated service providers in connection with the business of the Fund, portfolio companies, and unaffiliated entities. This practice creates a conflict of interest because it provides an indirect benefit to the Firm in the form of added business for the Firm-affiliated service providers without any reduction to the Fund’s management fee.
Certain portfolio companies that provide services to the Fund, Other Clients and/or portfolio companies or assets of the Fund and/or Other Clients could be transferred between and among the Fund and/or Other Clients (where the Fund might be a seller or a buyer in any such transfer) for minimal or no consideration (based on a third-party valuation confirming the same). Such transfers may give rise to actual or potential conflicts of interest for Blackstone Credit & Insurance.
Firm Affiliated Service Providers
. Certain of the Fund’s, the Firm’s and/or portfolio companies’ advisers and other service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, and investment or commercial banking firms) also provide goods or services to, or have business, personal, financial or other relationships with, the Firm, its affiliates and portfolio companies. Such advisers and service providers (or their affiliates) may be investors in the Fund, affiliates of the Firm, sources of investment opportunities, co-investors,
commercial counterparties and/or portfolio companies in which the Firm and/or the Fund has an investment. Accordingly, payments by the Fund and/or such entities may indirectly benefit the Fund and/or its affiliates, including the Firm and Other Clients. No fees charged by these service providers and vendors will reduce the management fees payable to the Advisers. Furthermore, the Firm, the Other Clients and their portfolio companies and their affiliates and related parties will use the services of these

Firm affiliates, including at different rates. Although the Firm believes the services provided by its affiliates are equal or better than those of third parties, the Firm directly benefits from the engagement of these affiliates, including from any profits generated by such affiliates as described in the following sentence, and there is therefore an inherent conflict of interest such as those described above. As a result of services provided to the Fund, Other Clients and their portfolio companies, affiliated service providers are permitted and could be expected to from time to time generate profits, including incidental profits from services provided to the Fund, Other Clients and their portfolio companies.
Because the Firm has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio companies can engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. To the extent Blackstone determines appropriate, conflict mitigation strategies would be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Advisers. Service providers affiliated with the Firm, which are generally expected to receive competitive market rate fees (as determined by the Advisers or their affiliates) with respect to certain investments, include:
a.
Aquicore
. Aquicore is a cloud-based platform that tracks, analyzes and predicts key metrics in real estate, with a focus on the reduction of energy consumption. Blackstone holds a minority investment in Aquicore.
b.
Blackstone Capital Markets
. Blackstone Capital Markets Group is a Blackstone affiliate that Blackstone, the Fund and its portfolio companies, Other Clients and their portfolio companies, and third parties will, in certain circumstances, engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services.
c.
Equity Healthcare
. Equity Healthcare LLC (“Equity Healthcare”) is a Blackstone affiliate that negotiates with providers of standard administrative services and insurance carriers for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, which include unaffiliated third parties, Equity Healthcare is able to negotiate pricing terms that are believed to be more favorable than those that the portfolio companies could obtain for themselves on an individual basis. The fees received by Equity Healthcare in connection with such services provided to investments will not reduce the management fee payable by the Fund.
d.
LNLS
. Lexington National Land Services (“LNLS”) is a Blackstone affiliate that (i) acts as a title agent in facilitating and issuing title insurance, (ii) provides title support services for title insurance underwriters, (iii) in certain circumstances, provides courtesy title settlement services and (iv) acts as escrow agent in connection with investments by the Fund, Other Clients and their portfolio companies, affiliates and related parties, and third parties, including, from time to time, Blackstone’s borrowers. In exchange for such services, LNLS earns fees which would have otherwise been paid to third parties. Blackstone will periodically benchmark the relevant costs to the extent that market data is available except when such data is impractical or unduly burdensome to obtain, or when LNLS is providing such services in a state where the insurance premium or escrow fee, as applicable, is regulated by the state or when LNLS is part of a syndicate of title insurance companies where the insurance premium is negotiated by other title insurance underwriters or their agent. There will be no related management fee offset for the Fund or Other Clients. As a result, while Blackstone believes that LNLS will provide services equal to or better than those provided by third parties (even in jurisdictions where insurance rates are regulated), there is an inherent conflict of interest that gives Blackstone incentive to engage LNLS over a third party.
e.
73 Strings
. 73 Strings is an integrated platform that provides data extraction for analysis in portfolio monitoring and valuation purposes. Blackstone holds a minority investment in 73 Strings. Blackstone, the Clients and Other Clients will engage 73 Strings to collect data from portfolio companies and store critical valuation inputs. The fees, compensation and other amounts received by 73 Strings in connection with such services provided to Clients will not offset the management fee payable by Client investors and will not otherwise be shared with Client investors.
In addition, Blackstone acquired a 11.14% interest in Corebridge, and in connection therewith has entered into a long-term asset management partnership with certain subsidiaries and/or affiliates of Corebridge to serve as the exclusive external manager with respect to certain asset classes within their investment portfolio, for compensation. While Blackstone will not control Corebridge, the aforementioned investment in Corebridge and asset management arrangements could incentivize Blackstone to cause (and Blackstone will benefit indirectly from causing) the Fund and/or its portfolio companies to engage Corebridge or its affiliates (including Corebridge Financial, Inc. and its other affiliates and subsidiaries) to provide various services and engage in other transactions and otherwise present conflicts of interests as a result of Blackstone’s interest and relationship therewith.
Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of investments, sales or other transaction volume. Furthermore, Blackstone-affiliated service providers can be expected to charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses).
In connection with such relationships, Blackstone Credit & Insurance and, if required by applicable law, the Board of Trustees, will make determinations of competitive market rates based on its consideration of a number of factors, which are generally expected to include Blackstone Credit & Insurance’s experience with non-affiliated
service providers, benchmarking data and other methodologies determined by Blackstone Credit & Insurance to be appropriate under the circumstances (i.e., rates that fall within a range that Blackstone Credit & Insurance has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms and in certain circumstances, is expected to be in the top of the range). In respect of benchmarking, while Blackstone Credit & Insurance often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone Credit & Insurance affiliates in the applicable market or certain similar markets, relevant comparisons would not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., different assets could receive different services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then invested in by the Fund (such as location or size), or the particular characteristics of services provided. Further, it could be difficult to identify comparable third-party service providers that provide services of a similar scope and scale as the Firm-affiliated service providers that are the subject of the benchmarking analysis or to obtain detailed information about pricing of a service comparable to that being provided to the Fund from third-party service providers if such service providers anticipate that Blackstone will not in fact engage their services. For these reasons, such market comparisons would not necessarily result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by the Fund, Other Clients and their respective portfolio companies and will not reduce the management fees. Finally, in certain circumstances Blackstone Credit & Insurance may determine that third-party benchmarking is unnecessary, including in circumstances where the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states) or because in Blackstone Credit & Insurance’s view no comparable service provider offering such good or service (or an insufficient number of comparable service providers for a reasonable comparison) exists or because Blackstone Credit & Insurance has access to adequate market data (including from third-party clients of the Firm-affiliated service provider that is the subject of the benchmarking analysis) to make the determination without reference to third-party benchmarking. For example, in certain circumstances a Firm-affiliated service provider or a portfolio company service provider could provide services to third parties, in which case if the rates charged to such third parties are consistent with the rates charged to the Fund, Other Clients and their respective portfolio companies, then a separate benchmarking analysis of such rates is not expected to be prepared. Some of the services performed by Firm-affiliated service providers could also be performed by the Firm from time to time and vice versa. Fees paid by the Fund or its portfolio companies to or value created in Firm affiliated service providers or vendors do not reduce the management fee. These conflicts related to Firm-affiliated service providers will not necessarily be resolved in favor of the Fund, and shareholders might not be entitled to receive notice or disclosure of the occurrence of these conflicts.
Advisers and service providers, or their affiliates, often charge different rates, including below-market or no fee, or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work could vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by the Fund and/or portfolio companies differ from those used by the Firm and its affiliates (including personnel), Blackstone Credit & Insurance and/or Blackstone or their respective affiliates (including personnel) potentially will pay different amounts or rates than those paid by the Fund and/or portfolio companies. However, Blackstone Credit & Insurance and its affiliates have a longstanding practice of not entering into any arrangements with advisers or service providers that could provide for lower rates or discounts than those available to the Fund, Other Clients and/or portfolio companies for the same services. Furthermore, it is possible that certain advisers and service providers will provide services exclusively to the Firm and its affiliates, including the Fund, Other Clients and their portfolio companies, although such advisers and service providers would not be considered employees of Blackstone or Blackstone Credit & Insurance. Similarly, Blackstone, Blackstone Credit & Insurance, each of their respective affiliates, the Fund, the Other Clients and/or their portfolio companies, can enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) whereby such counterparty would charge lower rates (or no fee) and/or provide discounts or rebates for such counterparty’s products and/or services depending on certain factors, including volume of transactions entered into with such counterparty by the Firm, its affiliates, the Fund, the Other Clients and their portfolio companies in the aggregate.
In addition, investment banks or other financial institutions, as well as certain Blackstone employees, are expected to also be investors in the Fund. These institutions and employees are a potential source of information and ideas that could benefit the Fund. Blackstone has procedures in place reasonably designed to prevent the inappropriate use of such information by the Fund.
Transactions with Portfolio Companies
. The Firm and portfolio companies of the Fund and Other Clients operate in multiple industries and provide products and services to or otherwise contract with the Fund and its portfolio companies, among others. In the alternative, the Firm could form a joint venture with such a company to implement such referral arrangement. For example, such arrangements could include the establishment of a joint venture or other business arrangement between the Firm, on the one hand, and a portfolio company of the Fund, portfolio company of an Other Client or third party, on the other hand, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, ongoing account services (e.g., interacting and coordinating with banks generally and with regard to their know your client requirements), risk management services, data services, consulting services, brokerage services, sustainability and clean energy consulting services, insurance procurement, placement, brokerage and consulting services, and other services) to portfolio companies of the Fund (and portfolio companies of Other Clients) that are referred to the joint venture or business by the Firm. The Firm, the Fund and Other Clients and their respective portfolio companies and personnel and related parties of the foregoing can be expected to make referrals or introductions to the Fund or portfolio companies of the Fund or Other Clients in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by the Fund or Other Client, which would also benefit the Firm financially through its participation in such joint venture or business) or because such referrals or introductions will, in certain circumstances, result in financial benefits, such as cash payments, additional equity ownership, participation in revenue share and/or milestones benefiting the referring or introducing party that are tied or related to participation by the portfolio companies of the Fund and/or of Other Clients, accruing to the party making the introduction (e.g., personnel of Blackstone, including the Advisers’ investment professionals). Such joint venture or business could use data obtained from such portfolio companies (see “—Data” elsewhere herein). The Fund and the shareholders typically will not share in any fees, economics, equity or other benefits accruing to the Firm, Other Clients and their portfolio companies as a result of the introduction of the Fund and its portfolio companies. Moreover, payments made to the Firm in connection with such arrangements will not reduce the management fees payable to the Advisers. There could, however, be instances in which the applicable arrangements provide that the Fund or its portfolio companies share in some or all of any resulting financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) based on structures and allocation methodologies determined in the sole discretion of the Firm. Conversely, where the Fund or one of its portfolio companies is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, cash payments, additional equity ownership, participation in revenue share and/or milestones) could be similarly shared with the participating Other Clients or their respective portfolio companies.
The Firm is also permitted to enter into commercial relationships with third-party companies, including those in which the Fund considered making an investment (but ultimately chose not to pursue). For example, the Firm could enter into an introducer engagement with such company, pursuant to which the Firm introduces the Fund to unaffiliated third parties (which can include current and former portfolio companies and portfolio companies of Other Clients and/or their respective employees) in exchange for a fee from, or equity interest in, such company. This creates a conflict of interest because, even though the Firm could benefit financially from this commercial relationship, the Firm will be under no obligation to reimburse the Fund for Broken Deal Expenses incurred in connection with its consideration of the prospective investment and such arrangements will not be subject to the management fees payable to the Advisers and otherwise described herein.
Additionally, the Firm or an affiliate is expected to hold equity or other investments in companies or businesses (even if they are not “affiliates” of the Firm) that provide services to or otherwise contract with portfolio companies. Blackstone and Blackstone Credit & Insurance have in the past entered (and can be expected in the future to enter) into relationships with companies in the information technology, corporate services and related industries whereby Blackstone acquires an equity or similar interest in such company. In connection with such relationships, Blackstone and/or Blackstone Credit & Insurance reserves the right to also make referrals and/or introductions to portfolio companies (which could result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone and/or Blackstone Credit & Insurance that are tied or related to participation by portfolio companies). Such joint venture or business could use data obtained from portfolio companies of the Fund and/or portfolio companies of Other Clients. These arrangements are expected to be entered into without the consent or direct involvement of the Fund. The Fund and the shareholders will not share in any fees or economics accruing to Blackstone and/or Blackstone Credit & Insurance as a result of these relationships and/or participation by portfolio companies.
With respect to transactions or agreements with portfolio companies (including, for the avoidance of doubt, long-term incentive plans), at times if officers unrelated to the Firm have not yet been appointed to represent a portfolio company, the Firm is permitted to negotiate and execute agreements between the Firm and/or the Fund on the one hand, and the portfolio company or its affiliates, on the other hand, without arm’s length representation of the portfolio company, which could entail a conflict of interest in relation to efforts to enter into terms that are arm’s length. Among the measures the Firm can be expected to use to mitigate such conflicts are to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within the Firm to advise on each side of the negotiation.
Related Party Leasing
. Subject to applicable law, the Fund and its portfolio companies may lease property to or from Blackstone, Other Clients and their portfolio companies and affiliates and other related parties. The leases are generally expected to, but might not always, be at market rates. Blackstone can be expected to confirm market rates by reference to other leases it is aware of in the market, which Blackstone expects to be generally indicative of the market given the scale of Blackstone’s real estate business. Blackstone will nonetheless have conflicts of interest in making these determinations, and with regard to other decisions related to such assets and investments. There can be no assurance that the Fund and its portfolio companies will lease to or from any such related parties on terms as favorable to the Fund and its portfolio companies as would apply if the counterparties were unrelated.
Cross-Guarantees and Cross-Collateralization
. While Blackstone Credit & Insurance generally seeks to use reasonable efforts to avoid cross-guarantees and other similar arrangements, a counterparty, lender or other participant in any transaction to be pursued by the Fund other than alternative investment vehicles and/or the Other Clients could require or prefer facing only one fund entity or group of entities, which might result in any of the Fund, such Other Clients, the portfolio companies, such Other Clients’ portfolio companies and/or other vehicles being jointly and severally liable for such applicable obligation (subject to any limitations set forth in the applicable governing documents thereof), which in each case could result in the Fund, such Other Clients, such portfolio companies and portfolio companies, and/or vehicles entering into a back-to-back
or other similar reimbursement agreement, subject to applicable law. In such situation, better financing terms could be available through a cross-collateralized arrangement, but it is not expected that any of the Fund or such Other Clients or vehicles would be compensated (or provide compensation to the other) for being primarily liable vis-à-vis
such third-party counterparty. Also, it is expected that cross-collateralization will generally occur at portfolio companies rather than the Fund for obligations that are not recourse to the Fund except in limited circumstances such as “bad boy” events. Any cross-collateralization arrangements with Other Clients could result in the Fund losing its interests in otherwise performing investments due to poorly performing or non-performing
investments of Other Clients in the collateral pool.
Similarly, a lender could require that it face only one portfolio company of the Fund and Other Clients, even though multiple portfolio companies of the Fund and Other Clients benefit from the lending, which will typically result in (i) the portfolio company facing the lender being solely liable with respect to the entire obligation, and therefore being required to contribute amounts in respect of the shortfall attributable to other portfolio companies, and (ii) portfolio companies of the Fund and Other Clients being jointly and severally liable for the full amount of the obligation, liable on a cross-collateralized basis or liable for an equity cushion (which cushion amount can vary depending upon the type of financing or refinancing (e.g., cushions for refinancings could be smaller)). The portfolio companies of the Fund and Other Clients benefiting from a financing may enter into a back-to-back
or other similar reimbursement agreements whereby each agrees that no portfolio company bears more than its pro rata
portion of the debt and related obligations. It is not expected that the portfolio companies would be compensated (or provide compensation to other portfolio companies) for being primarily liable, or jointly liable, for other portfolio companies pro rata
share of any financing
.
Joint Venture Partners
. The Fund reserves the right to enter into one or more joint venture arrangements with third party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Advisers in their sole discretion. The joint venture partners could provide services similar to those provided by the Advisers to the Fund. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Fund. Additional conflicts would arise if a joint venture partner is related to the Firm in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to the Firm, the Fund, Other Clients, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing and there is no assurance that any such conflicts would be resolved in favor of the Fund.
Diverse Shareholder Group
.
The Fund’s shareholders are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. The shareholders may have conflicting investment, tax and other interests with respect to their investments in the Fund and with respect to the interests of investors in other investment vehicles managed or advised by the Advisers and Blackstone Credit & Insurance that may participate in the same investments as the Fund. The conflicting interests of individual shareholders with respect to other shareholders and relative to investors in other investment vehicles would generally relate to or arise from, among other things, the nature of investments made by the Fund and such other partnerships, the structuring or the acquisition of investments and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with the decisions made by the Advisers or Blackstone Credit & Insurance, including with respect to the nature or structuring of investments that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In addition, the Fund may make investments that may have a negative impact on related investments made by the shareholders in separate transactions, such as credit investments that, by consequence of the exercise of remedies related to such investments, adversely impact equity-like investments in respect of those same issuers. In selecting and structuring investments appropriate for the Fund, the Advisers or Blackstone Credit & Insurance will consider the investment and tax objectives of the Fund and the shareholders (and those of investors in other investment vehicles managed or advised by the Advisers or Blackstone Credit & Insurance) as a whole, not the investment, tax or other objectives of any shareholder individually.
In addition, certain shareholders also may be investors in Other Clients, including supplemental capital vehicles and co-investment
vehicles that invest alongside the Fund in one or more investments, consistent with applicable law and/or any applicable
SEC-granted
order. Shareholders also might include affiliates of the Firm, such as Other Clients, affiliates of portfolio companies of the Fund or Other Clients, charities, foundations or other entities or programs associated with Firm personnel and/or current or former Firm employees, the Firm’s senior advisors and/or operating partners and any affiliates, funds or persons may also invest in the Fund through the vehicles established in connection with the Firm’s side-by-side
co-investment
rights, subject to applicable law, in each case, without being subject to management fees, and shareholders will not be afforded the benefits of such arrangements. Some of the foregoing Firm related parties are sponsors of feeder vehicles that could invest in the Fund as shareholders. The Firm related sponsors of feeder vehicles generally charge their investors additional fees, including performance based fees, which could provide the Firm current income and increase the value of its ownership position in them. The Firm will therefore have incentives to refer potential investors to these feeder vehicles. All of these Firm related shareholders will have equivalent rights to vote and withhold consents as nonrelated shareholders. Nonetheless, the Firm could have the ability to influence, directly or indirectly, these Firm related shareholders.
It is also possible that the Fund or its portfolio companies will be a counterparty (such counterparties dealt with on an arm’s-length
basis) or participant in agreements, transactions or other arrangements with a shareholder or an affiliate of a shareholder. Such transactions may include agreements to pay performance fees to operating partners, a management team and other related persons in connection with the Fund’s investment therein, which will reduce the Fund’s returns. Such shareholders described in the previous sentences may therefore have different information about the Firm and the Fund than shareholders not similarly positioned. In addition, conflicts of interest may arise in dealing with any such shareholders, and the Advisers and their affiliates may not be motivated to act solely in accordance with its interests relating to the Fund. Similar information disparity could occur as a result of shareholders monitoring their investments in vehicles such as the Fund differently. For example, certain shareholders may periodically request from the Advisers information regarding the Fund, its investments and/or portfolio companies that is not otherwise set forth in (or has yet to be set forth) in the reporting and other information required to be delivered to all shareholders. In such circumstances, the Advisers are permitted to provide such information to such shareholders, subject to applicable law and regulations. Unless required by applicable law, the Advisers will not be obligated to affirmatively provide such information to all shareholders (although the Advisers will generally provide the same information upon request and treat shareholders equally in that regard). As a result, certain shareholders may have more information about the Fund than other shareholders, and, unless required by applicable law, the Advisers will have no duty to ensure all shareholders seek, obtain or process the same information regarding the Fund, its investments and/or portfolio companies. Therefore, certain shareholders may be able to take actions on the basis of such information which, in the absence of such information, other shareholders do not take. Furthermore, at certain times the Firm may be restricted from disclosing to the shareholders material non-public
information regarding any assets in which the Fund invests, particularly those investments in which an Other Client or portfolio company that is publicly registered co-invests
with the Fund. In addition, investment banks or other financial institutions, as well as Firm personnel, may also be shareholders. These institutions and personnel are a potential source of information and ideas that could benefit the Fund, and may receive information about the

Fund and its portfolio companies in their capacity as a service provider or vendor to the Fund and its portfolio companies.
Possible Future Activities
.
The Firm and its affiliates are expected to expand the range of services that it provides over time. Except as provided herein, the Firm and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm and its affiliates have, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who might hold or might have held investments similar to those intended to be made by the Fund. These clients could themselves represent appropriate investment opportunities for the Fund or could compete with the Fund for investment opportunities.
Restrictions Arising under the Securities Laws
. The Firm’s activities and the activities of Other Clients (including the holding of securities positions or having one of its employees on the board of directors of a portfolio company) could result in securities law restrictions on transactions in securities held by the Fund, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on the performance of the Fund and thus the return to the shareholders.
The 1940 Act may limit the Fund’s ability to undertake certain transactions with or alongside its affiliates that are registered under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with the Fund’s 1940 Act registered affiliates, which could include investments in the same portfolio company (whether at the same or different times) or buying investments from, or selling them to, Other Clients. These limitations have the potential to limit the scope of investment opportunities that would otherwise be available to the Fund.
We have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Advisers and certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions.
Shareholders’ Outside Activities
. A shareholder shall be entitled to and can be expected to have business interests and engage in activities in addition to those relating to the Fund, including business interests and activities in direct competition with the Fund and its portfolio companies, and can engage in transactions with, and provide services to, the Fund or its portfolio companies (which will, in certain circumstances, include providing leverage or other financing to the Fund or its portfolio companies as determined by the Advisers in their sole discretion). None of the Fund, any shareholder or any other person shall have any rights by virtue of the Fund’s operative documents or any related agreements in any business ventures of any shareholder. The shareholder, and in certain cases the Advisers, will have conflicting loyalties in these situations.
Insurance
. The Advisers will cause the Fund to purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Fund and the Board of Trustees against liability in connection with the activities of the Fund. This includes a portion of any premiums, fees, costs and expenses for one or more “umbrella,” group or other insurance policies maintained by the Firm that cover the Fund and one or more of the Other Clients, the Advisers, Blackstone Credit & Insurance and/or Blackstone (including their respective directors, officers, employees, agents, representatives, independent client representative (if any), portfolio entities and other indemnified parties). The Advisers will make judgments about the allocation of premiums, fees, costs and expenses for such “umbrella,” group or other insurance policies among the Fund, one or more Other Clients, the Advisers, Blackstone Credit & Insurance and/or Blackstone on a fair and reasonable basis, subject to approval by the Board of Trustees.
Technological and Scientific Innovations
. Recent technological and scientific innovations have disrupted numerous established industries and those with incumbent power in them. As technological and scientific innovation continues to advance rapidly, it could impact one or more of the Fund’s strategies. Moreover, given the pace of innovation in recent years, the impact on a particular portfolio company might not have been foreseeable at the time the Fund made such investment and could adversely impact the Fund and/or its portfolio companies. Furthermore, Blackstone Credit & Insurance could base investment decisions on views about the direction or degree of innovation that prove inaccurate and lead to losses.
Additional Potential Conflicts of Interest
.
The officers, directors, members, managers, employees and personnel of the Advisers may trade in securities for their own accounts, subject to restrictions and reporting requirements as required by law or the Firm’s policies, or otherwise determined by the Advisers. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Firm, could restrict the ability of the Fund to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Fund. In addition, as a consequence of Blackstone’s status as a public company, the officers, directors, members, managers and personnel of the Advisers may take into account certain considerations and other factors in connection with the management of the business and affairs of the Fund and its affiliates that would not necessarily be taken into account if Blackstone were not a public company. The directors of Blackstone have fiduciary duties to shareholders of the public company that may have the potential to conflict with their duties to the Fund. Finally, although the Firm believes its positive reputation in the marketplace provides benefit to the Fund and Other Clients, the Advisers could decline to undertake investment activity or transact with a counterparty on behalf of the Fund for reputational reasons, and this decision could result in the Fund foregoing a profit or suffering a loss.
Restrictive Covenants; Restrictions on Company Activities
. Subject to applicable law and the terms of the Fund’s
co-investment
exemptive relief, Blackstone, the Fund, Other Clients, joint venture partners and/or their respective portfolio entities and affiliates can be expected to enter into covenants that restrict or otherwise limit the ability of Blackstone, the Fund, Other Clients, joint venture partners and/or their respective portfolio entities and affiliates to make investments in, or otherwise engage in, certain businesses or activities. For example, Other Clients could have granted exclusivity to a joint venture partner that limits the Fund and Other Clients from owning assets within a certain distance of any of the joint venture’s assets. Blackstone, the Fund, an Other Client, a joint venture partner and/or their respective portfolio entities and affiliates could have entered into a non-compete
agreement or other undertaking in connection with a purchase, sale or other transaction, including, without limitation, that Blackstone, the Fund, Other Clients, joint venture partners and/or their respective portfolio entities and affiliates will not make investments or otherwise engage in any business or activity if such investment, business or activity could adversely affect or materially delay obtaining regulatory or other approvals in connection with any such purchase, sale or other transaction. These types of restrictions may negatively impact the ability of the Fund to implement its investment program. See also “—Multiple Blackstone Business Lines” herein.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of March 28, 2025, the beneficial ownership of each current trustee, the Fund’s executive officers and the executive officers and trustees as a group. We are not aware of any person that beneficially owns 5% or more of the outstanding voting shares. Percentage of beneficial ownership is based on 1,678,839,229 Common Shares outstanding as of March 28, 2025.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

	Type of Ownership	Number	Percentage
Interested Trustees
Brad Marshall	Record/Beneficial	88,862	*
Vikrant Sawhney	Record/Beneficial	52,189	*
Independent Trustees
Robert Bass	Record/Beneficial	5,924	*
Tracy Collins	—	—	—
Vicki L. Fuller	—	—	—
James F. Clark	Record/Beneficial	20,735	*
Michelle Greene	—	—	—
Executive Officers Who Are Not Directors (1)
Jonathan Bock	—	—	—
Carlos Whitaker	Record/Beneficial	4,405	*
Teddy Desloge	Record/Beneficial	5,162	*
Katherine Rubenstein	Record/Beneficial	4,043	*
Matthew Alcide	—	—	—
Oran Ebel	—	—	—
William Renahan	—	—	—
Stacy Wang	—	—	—
Lucie Enns	—	—	—
All Trustees and Executive Officers as a Group (16 persons)		181,230

*	Less than 1%.
(1)	The address for all of the Fund’s officers and Trustees is c/o Blackstone Private Credit Strategies LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

DISTRIBUTIONS
We have declared distributions each month beginning in January 2021 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our tax treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of the sum of our investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and net tax-exempt
income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class I, Class S and Class D shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or return of capital will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares.
From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board of Trustees.
We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Advisory Agreements and Administration Agreements.”
Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.
We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To qualify for and maintain RIC tax treatment, we must distribute to our shareholders in each taxable year at least 90% of the sum of our investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and net tax-exempt
income for that taxable year. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.
We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”
When issuing senior securities, we may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

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DESCRIPTION OF OUR SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 1,678,839,229 shares were outstanding as of March 28, 2025, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to distributions, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our Common Shares will develop in the future. We do not intend for the Common Shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Common Shares. No Common Shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.
None of our Common Shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of March 28, 2025
Class I	Unlimited	—	1,119,886,455
Class S	Unlimited	—	533,607,748
Class D	Unlimited	—	25,345,026
Common Shares
Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish

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such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such Common Shares or redeem any outstanding Common Shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case where the number of nominees for trusteeships exceeds the number of trustees to be elected, in which case a majority of all votes cast shall be required to elect such nominee.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I shares.
Class I shares are generally available for purchase in this offering only
(1) through fee-based programs,
also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Advisers, Blackstone, Blackstone Credit & Insurance or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, if (i) a participating intermediary no longer offers Class S or Class D shares or (ii) a holder of Class S or Class D shares exits a relationship with a participating intermediary for this offering and does not enter into a new relationship with a participating intermediary for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.
We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including

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upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.
We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Advisers or our affiliates except on the same terms as offered to all other shareholders.

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Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to Common Shares and before any purchase of Common Shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest

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of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an Independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an Independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on February 11, 2020, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of Common Shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Board of Trustees is divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Advisers or any of their affiliates have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Advisers may purchase assets in their own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Advisers; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Advisers apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.
Sales and Leases to our Advisers, Trustees or Affiliates
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Advisers or any of their affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Advisers or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Advisers or any of their affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Advisers or any of their affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Advisers, the Advisers may not receive interest in excess of the lesser of the Advisers’ cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Advisers may not impose a prepayment charge or penalty in connection with such financing and the Advisers may not receive points or other financing charges. In addition, the Advisers will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than one. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.
Our Declaration of Trust provides that a Trustee may be removed only for cause and only by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons). Our Declaration of Trust provides that, notwithstanding the foregoing provision, any Trustee may be removed with or without cause upon the vote of a majority of then-outstanding Common Shares.
We have a total of seven members of our Board of Trustees, five of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Each Trustee will hold office until his or her successor is duly elected and qualified. Our Board of Trustees is divided into three classes of Trustees serving staggered terms of three years each. At each annual meeting, one class of Trustees is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Trustees.
Action by Shareholders
Our bylaws provide that shareholder action can be taken at an annual meeting or a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. The Fund expects to hold annual meetings. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our organizational documents provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. The secretary shall provide all shareholders, within ten days after receipt of said request, written notice either in person or by mail of the date, time and location of such requested special meeting and the purpose of the meeting. Any special meeting called by such shareholders is required to be held not less than fifteen nor more than 60 days after notice is provided to shareholders of the special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.
Our Declaration of Trust also provides that, subject to the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Advisers, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or the Sub-Adviser or appoint a new investment adviser or a new investment sub-adviser;

•	dissolve the Fund;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	remove any Trustee with or without cause (provided the aggregate number of Trustees after such removal shall not be less than the minimum required by the Declaration of Trust).
Subject to the mandatory provisions of any applicable laws or regulations and subject to the other provisions of our Declaration of Trust, a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient, without concurrence by our Board of Trustees, to elect a Trustee, provided that, in the case where the number of nominees for the trusteeships (or, if applicable, the trusteeships of a particular class of Trustees) exceeds the number of such Trustees to be elected, a majority of all votes cast shall be required to elect such nominee.
The purpose of requiring shareholders to give us advance notice of nominations and other business, as set forth in our bylaws, is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Advisers or the Board of Trustees may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	amend the Declaration of Trust except for amendments that would not adversely affect the rights of our shareholders;

•
except as otherwise permitted under the Investment Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Fund.
Amendment of the Declaration of Trust and Bylaws
Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end
company to an
open-end
company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of our Common Shares on a national securities exchange and (b) the affirmative vote of shareholders entitled to cast at least two-thirds
of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our Common Shares on a national securities exchange.
Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of trustees, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board of Trustees Related to Merger, Conversion, Reorganization or Dissolution
The Board of Trustees may, without the approval of holders of our outstanding shares, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the 1940 Act. The Advisers or our Board of Trustees may not cause any other form of merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.
Derivative Actions
No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. Any shareholder may maintain a derivative action on behalf of the Fund. A “derivative” action does not include any derivative or other action arising under the U.S. federal securities laws.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit
demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.
Exclusive Delaware Jurisdiction
Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to the Fund, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Fund, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Fund (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. The exclusive jurisdiction provisions shall not apply to claims, suits, actions or proceedings arising out of or relating to the federal or state securities laws or the rules and regulations thereunder.
Restrictions on
Roll-Up
Transactions
In connection with a proposed
“roll-up
transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up
transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up
transaction. The appraisal will assume an orderly liquidation of our assets over a
12-month
period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up
transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up
entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.
In connection with a proposed
roll-up
transaction, the person sponsoring the
roll-up
transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed
roll-up
transaction:

•
which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up
transaction that are less than those provided in the Declaration of Trust, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the Declaration of Trust and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction on the basis of the number of shares held by that investor;

•
in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up
transaction will be less than those provided in the Declaration of Trust;

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or

•
unless the organizational documents of the entity that would survive the roll-up
transaction provide that neither its adviser nor its intermediary-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

Access to Records
Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).
A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form
10-Q
to all shareholders of record. In addition, we will distribute our annual report on Form
10-K
to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at
www.bcred.com
and on the SEC’s website at
www.sec.gov
.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line
charges. Documents will be available on our website at
www.bcred.com
. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an
e-mail
message that will

include instructions on how to retrieve the document. If our
e-mail
notification is returned to us as “undeliverable,” we will contact you to obtain your updated
e-mail
address. If we are unable to obtain a valid
e-mail
address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the 1940 Act
Our Declaration of Trust provide that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE
We expect to determine our NAV for each class of Common Shares each month as of the last day of each calendar month. The NAV per share for each class of Common Shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.
We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the 1940 Act. We value our investments in accordance with ASC 820 and Rule
2a-5
under the 1940 Act, which defines fair value as the value of a portfolio investment for which market quotations are not readily available. A market quotation is “readily available” only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a readily available market quotation for these investments existed, and these differences could be material.
Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. To assess the continuing appropriateness of pricing sources and methodologies, the Advisers regularly perform price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Advisers do not adjust the prices unless they have a reason to believe market quotations are not reflective of the fair value of an investment.
Where prices or inputs are not available or, in the judgment of the Board of Trustees, are not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, are valued at fair value as determined in good faith by the Board of Trustees, based on, among other things, the input of the Advisers, the Audit Committee and independent valuation firms engaged on the recommendation of the Advisers and at the direction of the Board of Trustees. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. Our Board of Trustees may modify our valuation procedures from time to time.
The Board of Trustees undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Fund’s investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

•
The valuation process begins with each investment being preliminarily valued by the Advisers’ valuation team in conjunction with the Advisers’ investment professionals responsible for each portfolio investment;

•
In addition, independent valuation firms engaged by the Board of Trustees prepare quarter-end
valuations of such investments except de minimis investments, as determined by the Advisers. The independent valuation firms provide a final range of values on such investments to the Board of Trustees and the Advisers. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•
The Advisers’ Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Advisers’ valuations are reasonable;

•	The Advisers’ Valuation Committee makes valuation recommendations to the Audit Committee;

•
The Audit Committee reviews the valuation recommendations made by the Advisers’ Valuation Committee, including the independent valuation firms’ quarterly valuations, and once approved, recommends them for approval by the Board of Trustees; and

•
The Board of Trustees reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Advisers’ Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Advisers’ valuation team will generally value such assets at the most recent quarterly valuation unless the Advisers determine that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Advisers determine such a change has occurred with respect to one or more investments, the Advisers will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with our valuation policy, pursuant to authority delegated by the Board of Trustees.
As part of the valuation process, we will generally take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the portfolio company’s ability to make payments based on its earnings and cash flow, (ii) the estimated enterprise value of a portfolio company, (iii) the nature and realizable value of any collateral, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board of Trustees, with the assistance of the Advisers, the Audit Committee and independent valuation firms, considers whether the pricing indicated by the external event corroborates its valuation.
Our most recently determined NAV per share for each class of shares will be available on our website:
www.bcred.com
. We will report our NAV per share as of the last day of each month on our website,
www.bcred.com
, generally within 20 business days of the last day of each month.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $45,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through Blackstone Securities Partners L.P., the Intermediary Manager, a registered broker-dealer affiliated with the Adviser. Because this is a “best efforts” offering, the Intermediary Manager must only use its best efforts to sell the Common Shares, which means that no underwriter, broker or other person will be obligated to purchase any Common Shares. The Intermediary Manager is headquartered at 345 Park Avenue, New York, NY 10154.
The Common Shares are being offered on a “best efforts” basis, which means generally that the Intermediary Manager is required to use only its best efforts to sell the Common Shares, and it has no firm commitment or obligation to purchase any of the Common Shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Intermediary Manager nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the Common Shares, shareholders will likely have limited ability to sell their Common Shares until there is a liquidity event for the Fund.
We are offering to the public three classes of Common Shares: Class I shares, Class S shares and Class D shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Blackstone, Blackstone Credit & Insurance or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, if (i) a participating intermediary no longer offers Class S or Class D shares or (ii) a holder of Class S or Class D shares exits a relationship with a participating intermediary for this offering and does not enter into a new relationship with a participating intermediary for this offering, such holder’s Common Shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Intermediary Manager. Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. If you are eligible to purchase all three classes of Common Shares, then in most cases you should purchase Class I shares because participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing and/or distribution fees, which will reduce the NAV or distributions of the other Common Share classes. However, Class I shares generally will not receive shareholder services. Investors should also inquire with their broker-dealer or financial representative about what additional fees may be charged or they may charge with respect to the share class under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share class. Neither the Intermediary Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The number of Common Shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the Common Shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on
registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the Common Shares that we have registered. Although we have registered a fixed dollar amount of our Common Shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year
period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell Common Shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling Common Shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of Common Shares may have a different purchase price per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into an Intermediary Manager Agreement with the Intermediary Manager, pursuant to which the Intermediary Manager agreed to, among other things, manage our relationships with third-party brokers engaged by the Intermediary Manager to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Intermediary Manager also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our Common Shares.
Upfront Sales Loads
Class
 I, Class
 S and Class
 D Shares.
No upfront sales load will be paid with respect to Class I shares, Class S shares or Class D shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares.
Shareholder Servicing and/or Distribution Fees — Class S and Class D
The following table shows the shareholder servicing and/or distribution fees we pay the Intermediary Manager with respect to the Class I, Class S and Class D on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class I shares	—%
Class S shares	0.85%
Class D shares	0.25%
Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/ or distribution fees charged. The Intermediary Manager will reallow (pay) all of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager will waive the shareholder servicing and/or distribution fee that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Other Compensation
We or the Advisers may also pay directly, or reimburse the Intermediary Manager if the Intermediary Manager pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees). The Advisers and their affiliates, out of their own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments to certain financial intermediaries in connection with the sale and servicing of Common Shares.
Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Intermediary Manager fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction
based compensation paid to registered persons associated with the Intermediary Manager in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).
Term of the Intermediary Manager Agreement
Either party may terminate the Intermediary Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Intermediary Manager Agreement. Our obligations under the Intermediary Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Indemnification
To the extent permitted by law and our Declaration of Trust, we will indemnify the participating brokers and the Intermediary Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.
Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of Common Shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering and the past performance of the Advisers and their affiliates. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering Common Shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares.
Share Distribution Channels and Special Discounts
We expect our Intermediary Manager to use multiple distribution channels to sell our Common Shares. These channels may charge different brokerage fees for purchases of our Common Shares. Our Intermediary Manager is expected to engage participating brokers in connection with the sale of the Common Shares of this offering in accordance with participating broker agreements.
Offering Restrictions
Notice to
Non-U.S.
Investors
The Common Shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of Common Shares.
Country-Specific Legends
Notice to Prospective Investors in the European Economic Area (“EEA”)
Following implementation of the AIFMD, which shall include all similar, implementing or supplementary measures, laws and regulations in each member state of the EEA (an “EEA Member State”), the offering or placement of Common Shares to or with investors domiciled or with a registered office in an EEA Member State (collectively, “European Investors”) may be restricted or prohibited under national law in that EEA Member State, or may be permitted only if the Advisers comply with certain procedural and substantive obligations, where applicable, including compliance with the conditions to register for marketing as provided for under Article 42 of the AIFMD. The inclusion of an offering legend in respect of any EEA Member State does not imply that an offering or placement of Common Shares has been or will be made to or with European Investors; any such offering or placement will be made only where: (i) this is permitted under national law; and (ii) the Advisers, if applicable, comply with all relevant procedural and substantive obligations relating to the offering or placement of Common Shares.
European Investors should be aware that the Advisers will not be required to comply with all of the requirements of the AIFMD with which an EEA Alternative Investment Fund Manager (“AIFM”) is otherwise required to comply. And such investors may not receive all the protections or benefits available under the AIFMD which would be afforded to an investor investing in a fund managed by an EEA AIFM.
AIFMD does not restrict a European Investor from investing in the Fund on its own initiative. The Advisers may accept any such investor into the Fund only if it is satisfied that it would not be in breach of any applicable law or regulation and that such investor is otherwise eligible under the laws of such EEA Member State to invest in the Fund. If European Investors invest in the Fund on their own initiative, they will not receive the protections or benefits available under the AIFMD.
This prospectus is only made available to a European Investor which qualifies as a “Professional Client” under the EU Markets in Financial Instruments Directive (2014/65/EU). Accordingly, no key information document required by Regulation (EU) No 1286/2014 for offering or selling Common Shares in the Fund or otherwise making them available to retail investors in the EEA has been prepared.

Notice to Prospective Investors in the United Kingdom
The Fund is an unregulated collective investment scheme as defined in the Financial Services and Markets Act 2000 (“FSMA 2000”) of the UK. The Fund has not been authorized, or otherwise recognized or approved by the UK Financial Conduct Authority (“FCA”) and, as an unregulated scheme, it accordingly cannot be promoted in the UK to the general public.
In the UK, the contents of this prospectus have not been approved by an authorized person within the meaning of Section 21 of FSMA 2000. Approval is required unless an exemption applies under Section 21 of FSMA 2000. Reliance on this prospectus for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all the property or other assets invested. This prospectus is exempt from the general restriction in Section 21 of FSMA 2000 on the communication of invitations or inducements to engage in investment activity on the grounds that it is communicated in the UK only to restricted categories of recipients, namely: (i) persons believed on reasonable grounds to fall within one of the categories of “investment professionals” as defined in article 19(5) of the FSMA 2000 (Financial Promotion) Order 2005 (the “Promotion Order”); (ii) persons believed on reasonable grounds to be “High Net Worth Companies, Unincorporated Associations, etc.” within the meaning of Article 49 of the Promotion Order; (iii) persons who are “Certified Sophisticated Investors” as described in Article 50 of the Promotion Order, namely persons who hold a current certificate signed by an authorized person to the effect that the person is sufficiently knowledgeable to understand the risks associated with that description of investment and who have signed a statement in the form prescribed by the Promotion Order not more than twelve months prior to the date of this prospectus; (iv) persons to whom this prospectus may otherwise lawfully be provided in accordance with FSMA 2000, and the Promotion Order (as amended); and (v) if communicated by a firm authorized by the FCA, to persons who fall within the exemptions set out in rule 4.12B.7(5) of the FCA’s Conduct of Business Sourcebook. Any person who is in any doubt about the investment to which this prospectus relates should consult an authorized person specialized in advising on investments of the kind in question. Transmission of this prospectus to any other person in the UK is unauthorized and may contravene FSMA 2000.
This prospectus is only made available to a UK investor which qualifies as a “Professional Client” under the UK Markets in Financial Instruments Regulation (600/2014). Accordingly, no key information document required by Regulation (EU) No 1286/2014 (as retained into UK law by the European Union (Withdrawal) Act 2018) for offering or selling Common Shares in the Fund or otherwise making them available to retail investors in the UK has been prepared.
Notice to Prospective Investors in Switzerland
The Fund has not been and will not be approved by or registered with the Swiss Financial Market Supervisory Authority (“FINMA”) as a
non-swiss
collective investment scheme pursuant to article 120 of the Swiss Collective Investment Schemes Act of 23 June 2006, as amended (“CISA”). This prospectus (including any accompanying supplement) and any other offering or marketing material relating to the Fund or the Common Shares has been prepared without regard to the disclosure standards for prospectuses under the Swiss Financial Services Act of 15 June 2018, as amended (“FINSA”) and therefore does not constitute a prospectus within the meaning of the CISA or the FINSA. The Common Shares will not be listed or admitted to trading on any trading venue in Switzerland.
The Common Shares will be marketed and offered in or into Switzerland exclusively to qualified investors within the meaning of article 10(3) and (3ter) CISA (“Qualified Investors”). This prospectus (including any accompanying supplement) and any other offering or marketing material relating to the Fund or the Common Shares may be distributed or made available in or into Switzerland only to Qualified Investors. Acquirers of the Common Shares (investors) do not benefit from the investor protection afforded to investors in interests in collective investment schemes under the CISA or supervision by FINMA.
Neither this prospectus (including any accompanying supplement) nor any other offering or marketing material relating to the Fund or the Common Shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus has not been and will not be reviewed or approved by a Swiss Review Body pursuant to article 51 FINSA.
Notice to Prospective Investors in Hong Kong
The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.
The Fund or the issue of this prospectus has not been authorized by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”). The Common Shares have not been and will not be offered or sold in Hong Kong by means of any prospectus, other than (a) to “Professional Investors” as defined in the SFO and any rules made under that Ordinance; or (b) in other circumstances which do not constitute an offer or invitation to the public within the meaning of the SFO.
Notice to Prospective Investors in Singapore
The offer or invitation of the Common Shares, which is the subject of this prospectus, does not relate to a collective investment scheme which is authorized under Section 286 of the Securities and Futures Act 2001 of Singapore (the “SFA”) or recognized under Section 287 of the SFA. The Fund is not authorized or recognized by the Monetary Authority of Singapore (the “MAS”), and the Common Shares are not allowed to be offered to the retail public.
This prospectus and any other document or material issued in connection with the offer or sale is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses does not apply, and you should consider carefully whether the investment is suitable for you.
This prospectus has not been registered as a prospectus with the MAS. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A(1)(c) of the SFA) under Section 304 of the SFA, (ii) to a relevant person (which includes an “accredited investor”) pursuant to Section 305(1), or any person pursuant to Section 305(2), and in accordance with the conditions specified in Section 305 of the SFA, and, where applicable, the conditions specified in Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Common Shares are subscribed or purchased under Section 305 of the SFA by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Common Shares pursuant to an offer made under Section 305 of the SFA except:
(a) to an institutional investor or to a relevant person defined in Section 305(5) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 305A(3)(c)(ii) of the SFA;
(b) where no consideration is or will be given for the transfer;
(c) where the transfer is by operation of law;
(d) as specified in Section 305A(5) of the SFA; or
(e) as specified in Regulation 36A of the Securities and Futures (Offers of Investments) (Collective Investment Schemes) Regulations 2005 of Singapore.
Notice to Prospective Investors in Israel
This prospectus is directed at and intended for investors that fall within at least one category of the first schedule of the Israeli Securities Law, 1968 (“Israeli Securities Law” and “Sophisticated Investors,” respectively). The Common Shares described in this prospectus have not been registered and are not expected to be registered under the Israeli Securities Law or under the Israeli Joint Investment Trust Law, 1994.
No action has been or will be taken in Israel that would permit a public offering of the Common Shares in Israel and this prospectus has not been approved by the Israel Securities Authority. Accordingly, the Common Shares will only be sold in Israel to Sophisticated Investors and to no more than 35
Non-Sophisticated
Investors during any given
12-month
period, and will only be offered and sold in Israel pursuant to applicable private placement exemption.
Without derogation from the above, this prospectus is not intended to serve, and should not be treated as Investment Advice as defined under the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 1995 (“Investment Advice Law”). Accordingly, the content of this prospectus does not replace and should not serve as substitution for investment advice services that take into account the special characteristics and needs of each investor.
None of the Fund, the Adviser, or the Intermediary Manager is licensed under the Investment Advice Law and neither of them maintain an insurance as required under such law. It is the responsibility of any prospective investor wishing to purchase shares to satisfy himself as to the full observance of the laws of Israel in connection with any such purchase, including obtaining any governmental or other consent, if required.
Notice to Prospective Investors in Mexico
The offering of Common Shares made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission (
Comisión Nacional Bancaria y de Valores
, “CNBV”) or the registration of Common Shares of the Fund with the Mexican National Registry of Securities (
Registro Nacional de Valores
). The Common Shares described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” as set forth under Article 8 of the Mexican Securities Market Law (
Ley del Mercado de Valores
). The offering materials may not be publicly distributed in Mexico and the Common Shares described herein may not be subject of brokerage activities in Mexico. The CNBV nor any other authority has not approved, reviewed, commented, or disapproved the information contained in this prospectus, nor its completeness, truthfulness or accuracy.

Notice to Prospective Investors in Chile
This offer is subject to
Norma de Caracter General
N° 336 issued by the
Comisión para el Mercado Financiero
(“CMF”) and commenced on August 31, 2016. This offer is on Common Shares not registered in the Registry of Securities or in the Registry of Foreign Securities of the CMF, and therefore, it is not subject to the CMF oversight. The issuer is under no obligation to provide information on the Common Shares in Chile. These Common Shares cannot be subject of a public offering if not previously registered in the pertinent Registry of Securities.
Esta oferta se realiza conforme a la Norma de Carácter General N° 336 de la CMF y ha comenzado en la fecha de este 31 agosto 2016. Esta oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la CMF y en consecuencia, estos valores no están sujetos a su fiscalización. No existe de parte del emisor obligación de entregar en Chile información pública respecto de estos valores. Estos valores no podrán ser objeto de oferta pública mientras no sean inscritos en el Registro de Valores correspondiente.
Notice to Prospective Investors in the People’s Republic of China
This prospectus and the related subscription agreement documents do not and are not intended to constitute a sale, an offer to sell or a solicitation of an offer to buy, directly or indirectly, any securities in the People’s Republic of China (excluding Taiwan, the Special Administrative Region of Hong Kong and the Special Administrative Region of Macao, the “PRC”).
This prospectus or any invitation or related subscription agreement documents have not been and will not be filed with or approved by the China Securities Regulatory Commission or any other regulatory authorities or agencies of the PRC pursuant to relevant securities-related or other laws and regulations and may not be distributed, transmitted or used in connection with any offer for subscription or sale of the Common Shares of the Fund within the PRC through a public offering or in circumstances which require an examination or approval of or registration with any securities or other regulatory authorities or agencies in the PRC unless otherwise in accordance with the laws and regulations of the PRC. The Common Shares in the Fund shall not be distributed, offered, delivered or sold, directly or indirectly, within the territory of the PRC, to any person or entity, unless such person or entity has obtained the necessary and appropriate approvals and/or has filed with the relevant PRC authorities in accordance with applicable PRC laws and regulations.
Notice to Prospective Investors in Taiwan
The Fund has not been and will not be registered with the Financial Supervisory Commission of Taiwan, R.O.C. (“Taiwan”) pursuant to applicable securities laws and regulations and any sale of the Common Shares of the Fund in Taiwan shall be in compliance with the local legal requirements and restrictions. There are restrictions on the offering, issue, distribution, transfer, sale or resale of the Common Shares in Taiwan, either through a public offering or private placement. The Common Shares cannot be sold, issued or publicly offered in Taiwan without prior approval from or registration with the Financial Supervisory Commission of Taiwan pursuant to applicable laws. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Common Shares.
Notice to Prospective Investors in Argentina
This prospectus does not constitute an invitation to buy or a solicitation of an offer to sell securities or any other products or services in Argentina and the Common Shares in the Fund are not and will not be offered or sold in Argentina, by means of a public offer of securities, as such term is defined under Section 2 and 83 of Argentine Securities Law 26,831. No application has been or will be made the
Argentine Comisión Nacional de Valores
, the Argentine securities governmental authority, to publicly offer the Fund or the Common Shares thereof in Argentina. This prospectus is being supplied or made available only to those investors who have expressly requested them in Argentina or used in connection with an offer to sell or a solicitation of an offer to buy in Argentina except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. This prospectus is strictly confidential and may not be distributed to any legal or natural person or entity other than the intended recipients thereof.
Notice to Prospective Investors in the Cayman Islands
This is not an offer to the public in the Cayman Islands to subscribe for the Common Shares, and applications originating from the Cayman Islands will only be accepted from Cayman Islands exempted companies, Cayman Islands limited liability companies, trusts registered as exempted in the Cayman Islands, Cayman Islands exempted limited partnerships, or companies incorporated in other jurisdictions and registered as foreign companies in the Cayman Islands, limited partnerships formed in other jurisdictions and registered as foreign limited partnerships in the Cayman Islands, high net worth persons (as defined below) or sophisticated persons (as defined below), in each case in the sole determination and at the discretion of the Fund.
A “high net worth person” means: (i) an individual whose net worth is at least KYD $800,000 (c. USD $1,000,000) or its equivalent in any other currency; or (ii) any person that has total assets of at least KYD $4,000,000 (c. USD $5,000,000) or its equivalent in any other currency.
A “sophisticated person” includes a person who: (i) by virtue of knowledge and experience in financial and business matters is determined by the Fund as capable of evaluating the merits of the proposed investment; and (ii) invests in the Fund at least KYD $80,000 (c. USD $100,000) or its equivalent in any other currency.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Intermediary Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our Common Shares, shareholders may have difficulty selling their Common Shares if we choose to offer to repurchase only some, or even none, of the Common Shares that investors desire to have repurchased in a particular quarter, or if our Board of Trustees modifies or suspends the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Intermediary Manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “Blackstone Private Credit Fund.” For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Intermediary Manager. For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•
By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the Common Shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Intermediary Manager).
For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available on our website at
www.bcred.com
generally within 20 business days after the effective date of the share purchase; at that time, the number of Common Shares based on that NAV and each shareholder’s purchase will be determined and Common Shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
Investors are required to provide certain personal information to us in order to establish or maintain an account. If (i) an investor does not provide such information, (ii) we are unable to confirm any such information is true and correct including, without limitation, verification of your identity (or that of another person(s) authorized to act on your behalf), or (iii) we believe we have identified potential criminal activity, we reserve the right to take certain action, including not opening an account or closing the account and repurchasing the Common Shares under our share repurchase program or otherwise.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy Common Shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your Common Shares purchased in this offering. A TOD designation transfers the ownership of the Common Shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the Common Shares. If you would like to place a TOD designation on your Common Shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Purchase Price
Shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of Common Shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of Common Shares that you purchase in our primary offering will be automatically invested in additional Common Shares of the same class. The purchase price for Common Shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such Common Shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Intermediary Manager, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for Common Shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.

•
Subscribers are not committed to purchase Common Shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line,
844-702-1299.

•
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website,
www.bcred.com
, including supplements to the prospectus.

Our NAV may vary significantly from one month to the next. Through our website at
www.bcred.com
, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or
over-the-counter,
where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new Common Shares and repurchase outstanding Common Shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
We do not intend to list our Common Shares on a securities exchange and we do not expect there to be a public market for our Common Shares. As a result, if you purchase our Common Shares, your ability to sell your Common Shares will be limited.
We have implemented a share repurchase program under which, at the discretion of our Board of Trustees, we may repurchase, in each quarter, up to 5% of the NAV of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding. Upon a determination by the Board of Trustees to (i) suspend the share repurchase program or (ii) materially modify our share repurchase program in a manner that reduces liquidity available to our shareholders, our share repurchase program requires the Board of Trustees to consider, at least quarterly, whether continuing to restrict repurchases or resuming the share repurchase program at the Fund level would be in the best interest of the Fund and our shareholders. We intend to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. Additionally, pursuant to Rule
23c-1(a)(10)
under the 1940 Act, the Fund may also repurchase its outstanding Common Shares outside of the share repurchase program. All Common Shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under our share repurchase program, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase Common Shares pursuant to tender offers using a purchase price equal to the NAV per share as of the Valuation Date, except that Common Shares that have not been outstanding for at least one year will be subject to an Early Repurchase Deduction. The one-year
holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Shares to (b) the subscription date immediately following the Valuation Date used in the repurchase of such Common Shares. This Early Repurchase Deduction will also generally apply to minimum account repurchases, discussed below. Shareholders who are exchanging a class of our Common Shares for an equivalent aggregate NAV of another class of our Common Shares will not be subject to, and will not be treated as repurchases for the calculation of, the 5% quarterly calculation on repurchases and will not be subject to the Early Repurchase Deduction. In addition, the Fund’s Common Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to
non-U.S.
persons. For such feeder vehicles and similar arrangements in certain markets, the Fund may not apply the early repurchase deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):

•	repurchases resulting from death, qualifying disability or divorce;

•	in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance;

•	due to trade or operational error; or

•	repurchases of Common Shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund.

As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of Common Shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a shareholder who is a natural person, including Common Shares held by such shareholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the shareholder, the recipient of the Common Shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing
on the date that the shareholder became a shareholder or (iii) in the case of divorce, receiving written notice from the shareholder of the divorce and the shareholder’s instructions to effect a transfer of the Common Shares (through the repurchase of the Common Shares by us and the subsequent purchase by the shareholder) to a different account held by the shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the shareholder, the initial determination of the shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of Common Shares, the request to have the Common Shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
You may tender all of the Common Shares that you own. If you are a participant in the Fund’s distribution reinvestment plan and tender Common Shares that you own, it will impact your participation in the distribution reinvestment plan—see “Distribution Reinvestment Plan.”
In the event the amount of Common Shares tendered exceeds the repurchase offer amount, Common Shares will be repurchased on a pro rata basis with priority for repurchase requests in the case of the death, disability or divorce of a shareholder. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase Common Shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase Common Shares on such terms as may be determined by our Board of Trustees in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our Board of Trustees will exercise its discretion to offer to repurchase Common Shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of Common Shares that you request to have repurchased. If we do not repurchase the full amount of your Common Shares that you have requested to be repurchased, or we determine not to make repurchases of our Common Shares, you will likely not be able to dispose of your Common Shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of Common Shares under the share repurchase program.
The Fund will repurchase Common Shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase Common Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Common Shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at:
www.bcred.com
. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of Common Shares in the tender offer when you make your decision whether to tender your Common Shares.
Repurchases of Common Shares from shareholders by the Fund will be paid in cash pursuant to a promissory note after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Common Shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Common Shares. All Common Shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our Common Shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer Common Shares than described above, or none at all.
In the event that any shareholder fails to maintain the minimum balance of $500 of our Common Shares, we may repurchase all of the Common Shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.
Payment for repurchased Common Shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Common Shares.

DISTRIBUTION REINVESTMENT PLAN
We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional Common Shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional Common Shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our Common Shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.
If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or SS&C GIDS, Inc. (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of Common Shares by a participant to a non-participant will
terminate participation in the distribution reinvestment plan with respect to the transferred Common Shares. If a participant elects to tender its Common Shares in full, any Common Shares issued to the participant under the distribution reinvestment plan subsequent to the expiration of the tender offer will be considered part of the participant’s request to tender its Common Shares in full, and such shareholder’s participation in the distribution reinvestment plan will be terminated as of the Valuation Date of the applicable tender offer. If a participant in the distribution reinvestment plan elects to tender a portion of its Common Shares, such shareholder will remain a participant in the distribution reinvestment plan with respect to such shareholder’s Common Shares that are not repurchased (even if they are Common Shares that such shareholder requested for repurchase). Any distributions to be paid to such shareholder on or after the Valuation Date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Intermediary Manager fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your Common Shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our Common Shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.

The purchase price for Common Shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such Common Shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus.
See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any Qualifying Assets unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)
is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by the BDC.

(3)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)
Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the BDC already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to elsewhere in this prospectus, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would equal at least 150% immediately after each such issuance. On August 26, 2020, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have established asset based credit facilities and may establish future facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. Our existing financing facilities bear, and it is anticipated that any future credit facilities will bear interest at floating rates at to be determined spreads over SOFR or another reference rate. Shareholders indirectly bear the costs associated with any borrowings under a credit facility or otherwise, including increased management fees payable to the Adviser as a result of such borrowings. Our current credit facilities require us, and future lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
We also issued unsecured bonds and may have additional bond offerings in the future.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Fund would typically have to post collateral to cover this potential obligation. To the extent the Fund complies with the applicable requirements of Rule
18f-4,
the leverage incurred through TRS will not be considered a borrowing for purposes of the Fund’s overall leverage limitation.
We have also created leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle and may enter into other debt securitizations in the future. Debt securitizations (including in CLOs) are a form of secured financing, which would generally be consolidated on our financial statements and subject to our overall asset coverage requirement. There can be no assurance that we will be able to obtain a CLO debt securitization on favorable terms or at all or that any such financing will benefit our investment performance. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
We and the Advisers have adopted a code of ethics pursuant to Rule
17j-1
under the 1940 Act and
Rule 204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address:
publicinfo@sec.gov
.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest
with certain other persons, including certain affiliates of the Advisers and certain funds managed and controlled by the Advisers and their affiliates, subject to certain terms and conditions.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to the Advisers. The Proxy Voting Policies and Procedures of the Advisers are set forth below. The guidelines are reviewed periodically by the Advisers, and, accordingly, are subject to change.
As investment advisers registered under the Advisers Act, the Advisers have a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to their own interests. Rule 206 (4)
-6
under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.
Proxy Policies
The Advisers’ policies and procedures are reasonably designed to ensure that the Advisers vote proxies in the best interest of the Fund and addresses how they will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Fund, taking into consideration the Fund’s investment horizons and other relevant factors. The Advisers will review on a case-by-case
basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by their clients. Although the Advisers will generally vote against proposals that may have a negative impact on their clients’ portfolio securities, they may vote for such a proposal if there exists compelling long-term reasons to do so.
Decisions on how to vote a proxy generally are made by the Advisers. The Investment Committee and the members of the investment team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Advisers may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that a vote is not the product of a conflict of interest, the Advisers will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Fund’s investment in a particular company.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the 1934 Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is
www.bcred.com.
We make available free of charge on our website our annual report on Form
10-K,
quarterly reports on Form
10-Q,
current reports on Form
8-K,
proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our Common Shares as capital assets. A U.S. shareholder is a shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt
organizations, dealers in securities or currencies, traders in securities that elect mark to market treatment, or persons that will hold our Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift taxes, the application of the Medicare tax on net investment income or any U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in clause 3(b) above).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt
income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate
shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
Distributions
Distributions to shareholders by the Fund of ordinary income and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our Common Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her Common Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Common Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares pursuant to the distribution reinvestment plan. Shareholders receiving distributions in the form of additional Common Shares will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a shareholder pursuant to the distribution reinvestment plan will have a new holding period commencing on the day following the day on which the Common Shares were credited to the shareholder’s account.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.
The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.
Sale or Exchange of Shares
Upon the sale, exchange or other disposition of our Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of Common Shares if the owner acquires (including pursuant to the distribution reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.
From time to time, the Fund may offer to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares of the Fund held, or considered to be held, by them (and do not own any preferred shares of the Fund) will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the repurchase of its Common Shares. In such a case, there is a risk that non-tendering
shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.
Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Original Issue Discount and Market Discount
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Furthermore, we have elected to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation. Because any original issue discount or market discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for taxation as a RIC under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Foreign Taxes
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on Common Shares in certain circumstances. Limits on the Fund’s payments of dividends on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of Common Shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

The Fund may be required to withhold from distributions to foreign shareholders that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial
foreign entity, whether such
non-financial
foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial
foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our Common Shares.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including, without limitation, an IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any U.S. or
non-U.S.
federal, state, local or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan which is a Benefit Plan Investor and prohibit certain transactions involving the assets of a Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of such a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term Benefit Plan Investor is defined under the Plan Asset Regulations to include any (a) “employee benefit plan” (as defined in section 3(3) of ERISA) subject to the fiduciary responsibility provisions of Title I of ERISA, (b) “plan” as defined in section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under ERISA).
In contemplating an investment in the Fund, each fiduciary of a Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Fund, the Advisers or any of their respective affiliates is a fiduciary with respect to such assets of the Plan.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt
prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt
prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The fiduciary of a Benefit Plan Investor that proposes to purchase or hold any Common Shares should consider, among other things, whether such purchase and holding may involve the sale or exchange of any property between a Benefit Plan Investor and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending on the satisfaction of certain conditions which may include the identity of the Benefit Plan Investor fiduciary making the decision to acquire or hold the Common Shares on behalf of a Benefit Plan Investor, Prohibited Transaction Class Exemption (“PTCE”)
91-38
(relating to investments by bank collective investment funds), PTCE
84-14
(relating to transactions effected by a “qualified professional asset manager”), PTCE
95-60
(relating to investments by an insurance company general account), PTCE
96-23
(relating to transactions directed by an
in-house
asset manager) or PTCE
90-1
(relating to investments by insurance company pooled separate accounts) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to any particular transaction involving the Common Shares. It is also possible that one of these exemptions could apply to some aspect of the acquisition or holding of such Common Shares, but not apply to some other aspect of such acquisition or holding. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of a Benefit Plan Investor considering acquiring and/or holding our Common Shares in reliance on these or any other exemption should carefully review the exemption in consultation with their legal advisors to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Plan Asset Issues
An additional issue concerns the extent to which we or all or a portion of our assets could themselves be treated as subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and the prohibited transaction provisions of the Code. Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by Benefit Plan Investors is not “significant” (each within the meaning of the Plan Asset Regulations).
Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded (each of the foregoing, a “Controlling Person”). A “publicly offered security” is defined under the Plan Asset Regulations as a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and is part of a class of securities that is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.
In the event any class of Common Shares are deemed not to be “publicly-offered securities” within the meaning of the Plan Asset Regulations, the Fund intends to limit Benefit Plan Investors to less than 25%, in accordance with the Plan Asset Regulations and/or to prohibit “Benefit Plan Investors” from acquiring Common Shares that are not a part of a class of Common Shares which are considered “publicly-offered securities”. In this respect, we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person and (ii) we will have the power to (a) exclude any shareholder or potential shareholder from purchasing such class of Common Shares and (b) prohibit any redemption of such class of Common Shares, if our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as plan assets for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Fund shall be subject to such terms and conditions.
If the assets of the Fund were deemed to be “plan assets” of a Benefit Plan Investor under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Advisers and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries
for actions taken by or on behalf of the Fund or the Adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt
status.
Plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and
non-U.S.
plans (as described in Section 4(b)(4) of ERISA) may not be subject to the fiduciary responsibility or prohibited transaction rules of ERISA or Section 4975 of the Code, but may be subject to Similar Laws which may affect their investment in our Common Shares. Fiduciaries of any such Plans should consult with counsel in connection with an investment in any class of our Common Shares.
By acceptance of any class of Common Shares, each shareholder will be deemed to have represented and warranted that either (i) no portion of the assets used by such shareholder to acquire or hold the Common Shares constitutes assets of any Plan or (ii) the purchase and holding of the Common Shares by such shareholder will not constitute a non-exempt
prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.
Reporting of Indirect Compensation
ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the DOL regarding their assets, liabilities and expenses. To facilitate compliance with these requirements it is noted that the descriptions contained in this prospectus of fees and compensation, including the management fee and incentive compensation payable to the Adviser, are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available.
This prospectus does not constitute an undertaking to provide impartial investment advice and it is not our intention to act in a fiduciary capacity with respect to any Plan. The Adviser, Blackstone, and our and their respective affiliates have a financial interest in shareholders’ investment in our Common Shares on account of the fees and other compensation they expect to receive (as the case may be) from us and their other relationships with us as contemplated in this prospectus. Any such fees and compensation do not constitute fees or compensation rendered for the provision of investment advice to any Plan. Each Plan will be deemed to represent and warrant that it is advised by a fiduciary that is (a) independent of the Adviser, Blackstone and their respective affiliates; (b) capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies contemplated in this prospectus; and (c) a fiduciary (under ERISA, Section 4975 of the Code or applicable Similar Law) with respect to the Plan’s investment in the Common Shares, who is responsible for exercising independent judgment in evaluating the Plan’s investment in the Common Shares and any related transactions.
Each Plan investor is advised to contact its own legal and financial advisors and other fiduciaries unrelated to the Adviser, Blackstone and any of their respective affiliates about whether an investment in our Common Shares, or any decision to continue to hold, transfer or provide any consent with respect to any such Common Shares, may be appropriate for the Plan’s circumstances.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is 100 Summer Street, Floor 5, Boston, Massachusetts 02110. SS&C GIDS, Inc. acts as our transfer agent and distribution disbursing agent for our Common Shares. The principal business address of SS&C GIDS, Inc. is 430 W. 7th Street, Suite 219270, Kansas City, Missouri 64105-1594, telephone number:
(816) 435-3455.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by the Board of Trustees, if any, the Advisers will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. The Advisers do not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the Firm and the Firm’s risk and skill in positioning blocks of securities. While the Advisers generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Advisers may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Advisers determine in good faith that such commission is reasonable in relation to the services provided.
EXPERTS
The financial statements of Blackstone Private Credit Fund as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
LEGAL MATTERS
Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Richards, Layton & Finger, P.A., Wilmington, Delaware, as special Delaware counsel to the Fund. Simpson Thacher & Bartlett LLP, Washington, DC, acts as counsel to the Fund.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on
Form N-2,
together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.
We also file with or submit to the SEC periodic and current reports and other information meeting the informational requirements of the Exchange Act.
We file quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by calling us collect at (212) 503-2100,
or, is directly available, on our website at
 www.bcred.com
. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available free of charge on the SEC’s Internet website at
 www.sec.gov
. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by sending a request by email to:

publicinfo@sec.gov
.
All requests for information should be directed to:
Stakeholder Relations
Blackstone Private Credit Fund
345 Park Avenue, 31st Floor
New York, NY 10154
(212) 503-2100
We do not maintain a separate investor relations-dedicated website.
WEBSITE DISCLOSURE
We use our website (
www.bcred.com
) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and webcasts. The contents of our website are not, however, a part of this Registration Statement.

Investor Data Privacy Notice
Last updated:
June
 30, 2023
Why are you seeing this notice?

◾
You may need to provide Personal Data to us as part of your investment into a fund or other investment vehicle (as applicable, the
Fund
) managed or advised by investment advisers or management companies that are subsidiaries of Blackstone Inc. or its affiliates (and, where applicable, the general partner of the relevant Fund) (collectively,
Blackstone
).

◾
We want you to understand how and why we use, store and otherwise process your Personal Data when you deal with us or our relevant affiliates (including under applicable data protection laws). If this notice (the
Data Privacy Notice
) has been made available to you, you may have certain rights with respect to your Personal Data under applicable data protection laws (including as described in this Data Privacy Notice).

◾
“
Personal Data
” has the meaning given to it under data protection laws that apply to our processing of your personal information, and includes any information relating to an identified or identifiable individual (such as name, address, date of birth, personal identification numbers, sensitive personal information, and economic information).

◾
We ask that investors promptly provide the information contained in this Data Privacy Notice to any individuals whose Personal Data they provide to the Fund or its affiliates in connection with ‘know your client’ / anti-money laundering requests or otherwise.

Please read the information below carefully. It explains how and why Personal Data is processed by us.
Who is providing this notice?
Blackstone is committed to protecting and respecting your privacy. Blackstone is a global financial services firm with offices, branches, operations and entities globally, including as described at this link:
https://privacy.blackstone.com/visitors-online-privacy-notice/#appendixA

◾
For transparency, the Blackstone entities on whose behalf this privacy statement is made are: (i) the Fund; and (ii) where applicable, the Blackstone general partner, manager and/or investment adviser of the relevant Fund, in each case, with which you contract, transact or otherwise share Personal Data (together, the
Fund Parties
).

◾	Where we use the terms “ we ”, “ us ” and “ our ” in this Data Privacy Notice, we are referring to the Fund and the Fund Parties.

◾
Please consult your subscription documents, private placement memorandum or other offering documentation provided to you by or on behalf of the Fund Parties which will further specify the entities and contact details of the Fund Parties relevant to our relationship with you.

◾
We welcome investors and their representatives to contact us if they have any queries with respect to the Fund Parties (in particular, which Fund Parties are relevant to their relationship with Blackstone). If you have any queries, please see the ‘
Contact Us
’ section.

When you provide us with your Personal Data, each Fund Party that decides how and why Personal Data is processed acts as a “
data controller
”. In simple terms, this means that the Fund Party makes certain decisions on how to use and protect your Personal Data – but only to the extent that we have informed you about the use or are otherwise permitted by law.
Where your Personal Data is processed by an entity controlled by, or under common control with, the Blackstone entity/ies managing a Fund for its own purposes, this entity will also be a data controller.
What personal data do we collect about you?
The types of Personal Data that we collect and share depends on the product or service you have with us and the nature of your investment. The Personal Data we collect about you may include:

◾	Contact information, such as name, e-mail and postal address, and phone number;

◾	Demographic information, such as date and country of birth, gender, country of residence, nationality, and citizenship;

◾
Government-issued identification numbers provided in connection with a subscription to Funds, such as Social Security number, driver’s license number, passport number, national identification number, and tax identification number;

◾	Professional or employment-related information, such as the name of your employer or the organization you represent and your position;

◾
Financial information, such as information related to your transactions with us or others, bank account details (
e.g.,
account and routing number), financial account history, information concerning the source of funds used for investments, and details regarding your investment history (
e.g.,
types and amounts of investments) assets, income, and financial returns and positions;

◾	Investment preferences;

◾
Information related to background checks (
e.g.,
“know your client”, anti-money laundering and sanctions checks) and any information related to applicable restrictions on your investments, such as political exposure or sanctions;

◾	Information collected in the context of monitoring and surveillance where permitted or required by applicable law, including recordings of telephone and video calls and CCTV; and

◾	Other information you or the organization you represent choose to provide, such as through eligibility questionnaires and ongoing investor relations communications.
We may combine Personal Data that you provide to us with Personal Data that we collect from you, or about you from other sources, in some circumstances. This will include Personal Data collected in an online or offline context.

Where do we obtain your personal data?
We collect Personal Data about you from a number of sources, including:

Personal data that you give us
◾
  From the forms and any associated documentation that you complete when subscribing for an investment, shares, interests, and/or opening an account with us. This can include information about your name, address, date of birth, passport details or other national identifier, driving license, your national insurance or Social Security number and income, employment information and details about your investment or retirement portfolio(s), and financial-related data (such as returns and financial positions)

◾
  When you provide it to us in correspondence and conversations, including electronic communications such as
e-mail
and telephone calls

◾
  When you make transactions with respect to the Fund

◾
  When you interact with our online platforms and websites (such as bxaccess.com)

◾
  When you purchase securities from us and/or tell us where to send money

◾
  From cookies, web beacons, and similar interactions when you or your devices access our sites

◾
  When we need to identify you and/or complete necessary security checks, where you visit one of our buildings or attend meetings. This can include form of ID, and your image for CCTV purposes.

Personal data that we obtain from others
We obtain Personal Data from:

◾
  Publicly available and accessible directories and sources

◾
  Bankruptcy registers

◾
  Tax authorities, including those that are based outside the territory in which you are located or domiciled, including the Cayman Islands, the United Kingdom (UK) and the European Economic Area (EEA), if you are subject to tax in another jurisdiction

◾
  Governmental and competent regulatory authorities to whom we have regulatory obligations

◾
  Credit agencies

◾
  Fraud prevention and detection agencies / organizations

◾
  Transaction counterparties

Why do we process your personal data?
We may process your Personal Data for the following reasons:

Contract
It is
necessary to perform our contract
with you to:

◾
  Administer, manage and set up your investor account(s) to allow you to purchase your holding (of shares or interests) in our Funds

◾
  Meet the resulting contractual obligations we have to you

◾
  Facilitate the continuation or termination of the contractual relationship between you and the Fund

◾
  Facilitate the transfer of funds, and administering and facilitating any other transaction, between you and the Fund

Compliance with law
It is
necessary for compliance with an applicable legal or regulatory obligation
to which we are subject, in order to:

◾
  Undertake our client and investor due diligence, and
on-boarding
checks

◾
  Carry out verification, “know your client”, terrorist financing, sanctions, and anti-money laundering checks

◾
  Verify the identity and addresses of our investors (and, if applicable, their beneficial owners)

◾
  Comply with requests from regulatory, governmental, tax and law enforcement authorities

◾
  Carry out surveillance and investigations

◾
  Carry out audit checks

◾
  Maintain statutory registers

◾
  Prevent and detect fraud

◾
  Comply with sanctions requirements

Legitimate Interests
For our
legitimate interests
or those of a third party (such as a transaction counterparty or lender) to:

◾
  Manage and administer your holding in any Funds in which you are invested, and any related accounts on an ongoing basis

◾
  Assess and process any applications or requests made by you

◾
  Open, maintain or close accounts in connection with your investment in, or withdrawal from, the Fund scheme

◾
  Send updates, information and notices or otherwise correspond with you in connection with your investment in the Fund scheme

◾
  Address or investigate any complaints, claims, proceedings or disputes

◾
  Provide you with, and inform you about, our investment products and services

◾
  Monitor and improve our relationships with investors

◾
  Comply with applicable prudential and regulatory obligations, including anti-money laundering, sanctions and “know your client” checks

◾
  Assist our transaction counterparties to comply with their regulatory and legal obligations (including anti-money laundering, “know your client”, terrorist financing, and sanctions checks)

Legitimate Interests (cont’d)

◾
  Assist our transaction counterparties to comply with their regulatory and legal obligations (including anti-money laundering, “know your client”, terrorist financing, and sanctions checks)

◾
  Manage our risk and operations

◾
  Comply with our accounting and
tax-reporting
requirements

◾
  Comply with our audit requirements

◾
  Assist with internal compliance with our policies and processes

◾
  Ensure appropriate group management and governance

◾
  Keep our internal records

◾
  Prepare reports on incidents/accidents

◾
  Protect our business against fraud, breach of confidence, theft of proprietary materials, and other financial or business crimes (to the extent that this is not required of us by law)

◾
  Analyze and manage commercial risks

◾
  Seek professional advice, including legal advice

◾
  Enable any actual or proposed assignee or transferee, participant or sub-participant
of the partnership’s or Fund vehicles’ rights or obligations to evaluate proposed transactions

◾
  Facilitate business asset transactions involving the Fund partnership or Fund-related vehicles

◾
  Monitor communications to/from us using our systems

◾
  Protect the security and integrity of our information technology systems

◾
  Protect the security and safety of our buildings and locations where we operate

◾
  Operate, run and schedule online meetings, webinars and conferences (for example, using Zoom and other online meeting platforms)

◾
  Manage our financing arrangements with our financiers and financing transaction counterparties, including payment providers, intermediaries, and correspondent / agent banks

◾
  Monitor the operation of Fund distribution platforms, where these are operated by third parties or service providers

We only rely on these interests where we have considered that, on balance, the legitimate interests are not overridden by your interests, fundamental rights or freedoms.

Monitoring as described in ‘Legitimate Interests’ above
We monitor communications where the law requires us to do so. We will also monitor where we are required to do so to comply with regulatory rules and practices and, where we are permitted to do so, to protect our business and the security of our systems.
Who we share your personal data with
We may share your Personal Data as follows:

Fund Associates
We share your Personal Data with our associates, related parties and members of our group. This is:

◾
  To manage our relationship with you

◾
  For the legitimate interests of a third party in carrying out anti-money laundering, ‘know your client’, and other compliance checks required of them under applicable laws and regulations

◾
  For the purposes set out in this Data Privacy Notice

Fund Managers, Depositories, Administrators, Custodians, Distributors, Investment Advisers
◾
  Delivering the services you require

◾
  Managing your investment

◾
  Supporting and administering investment-related activities

◾
  Complying with applicable investment, anti-money laundering and other laws and regulations

Tax Authorities
◾
  To comply with applicable laws and regulations

◾
  Where required or requested by tax authorities in the territory in which you are located or domiciled (in particular, Cayman Island or UK/EEA tax authorities) who, in turn, may share your Personal Data with foreign tax authorities

◾
  Where required or requested by foreign tax authorities, including outside of the territory in which you are located or domiciled (including outside the Cayman Islands or UK/EEA)

Service Providers
◾
  Delivering and facilitating the services needed to support our business relationship with you (including cloud services)

◾
  Supporting and administering investment-related activities

◾
  Where disclosure to the service provider is considered necessary to support Blackstone with the purposes described in section 5 of this Data Privacy Notice

Financing Counterparties, Lenders, Correspondent and Agent Banks
◾
  Assisting these transaction counterparties with regulatory checks, such as ‘know your client’, and anti-money laundering procedures

◾
  Sourcing credit for Fund-related entities in the course of our transactions and fund life cycles

Our Lawyers, Auditors and other Professional Advisers
◾
  Providing you with investment-related services

◾
  To comply with applicable legal and regulatory requirements

◾
  Supporting Blackstone with the purposes described in section 5 of this Data Privacy Notice

In exceptional circumstances, we will share your Personal Data with:

◾	Competent regulatory, prosecuting and other governmental agencies or litigation counterparties, in a country or territory; and

◾	Other organizations and agencies – where we are required to do so by law.
Do you have to provide us with this personal data?
Where we collect Personal Data from you, we will indicate if:

◾	Provision of the Personal Data is necessary for our compliance with a legal obligation; or

◾	It is purely voluntary and there are no implications for you if you do not wish to provide us with it.
Unless otherwise indicated, you should assume that we require the Personal Data for business and/or compliance purposes.
Some of the Personal Data that we request is necessary for us to perform our contract with you and if you do not wish to provide us with this Personal Data, it will affect our ability to provide our services to you and manage your investment.
Sending your personal data internationally
We may transfer your Personal Data between different countries to recipients in countries other than the country in which the information was originally collected (including to our affiliates and group members, members of the Fund’s partnership, transaction counterparties, and third-party service providers). Where you are based in the UK, the EU, or another country which imposes data transfer restrictions outside of its territory, this includes transfers outside of the UK and the European Economic Area (“
EEA
”) or that geographical area, to those countries in which our affiliates, group members, service providers and business partners operate. Those countries may not have the same data protection laws as the country in which you initially provided the information.
Where we transfer Personal Data outside of the UK, the EEA, or other territories subject to data transfer restrictions to other members of our group, our service providers or another third party recipient, we will ensure that our arrangements with them are governed by data transfer agreements or appropriate safeguards, designed to ensure that your Personal Data is protected as required under applicable data protection law (including, where appropriate, under an agreement on terms approved for this purpose by the European Commission or by obtaining your consent).
Please contact us if you would like to know more about these agreements or receive a copy of them. Please see the ‘
Contact Us
’ section for details.
Consent – and your right to withdraw it
Except as may otherwise be required by local law, we do not generally rely on obtaining your consent to process your Personal Data. In particular, we do not generally rely on obtaining your consent where our processing of your Personal Data is subject only to the data protection laws of the UK/EEA (in these circumstances we will usually rely on another legal basis more appropriate in the circumstances, including those set out in “Why do we process your Personal Data?” above). If we do rely on consent for processing of your Personal Data, you have the right to withdraw this consent at any time. Please contact us or send us an
e-mail
at PrivacyQueries@Blackstone.com at any time if you wish to do so.

Where required by applicable law, we will obtain your consent for the processing of your Personal Data for direct marketing purposes. If you do receive direct marketing communications from us (for example, by post,
e-mail,
fax or telephone), you may
opt-out
by clicking the link in the relevant communication, completing the forms provided to you (where relevant), or by contacting us (see the ‘
Contact Us
’
section for details).
Retention and deletion of your personal data
We keep your Personal Data for as long as it is required by us for our legitimate business purposes, to perform our contractual obligations or, where longer, such longer period as is required or permitted by law or regulatory obligations which apply to us. We will generally:

◾	Retain Personal Data about you throughout the life cycle of any investment you are involved in; and

◾	Retain some Personal Data after your relationship with us ends.
As a general principle, we do not retain your Personal Data for longer than we need it. We will usually delete your Personal Data (at the latest) after you cease to be an investor in any fund and there is no longer any legal / regulatory requirement, or business purpose, for retaining your Personal Data.
Your rights
You may, subject to certain limitations, have data protection rights depending on the data protection laws that apply to our processing of your Personal Data, including the right to:

◾	Access your Personal Data

◾	Restrict the use of your Personal Data in certain circumstances

◾	Have incomplete or inaccurate Personal Data corrected

◾	Ask us to stop processing your Personal Data

◾	Require us to delete your Personal Data in some limited circumstances
You also have the right in some circumstances to request us to “port” your Personal Data in a portable, re-usable
format to other organizations (where this is possible).
We review and verify requests to protect your Personal Data, and will action data protection requests fairly and in accordance with applicable data protection laws and principles.
If you wish to exercise any of these rights, please see the ‘
Contact Us
’
section for details.
Concerns or queries
We take your concerns very seriously. We encourage you to bring to our attention any concerns you have about our processing of your Personal Data. This Data Privacy Notice was drafted with simplicity and clarity in mind. We are, of course, happy to provide any further information or explanation needed. Please see the ‘
Contact Us
’
section for details.
Please also contact us via any of the contact methods listed below if you have a disability and require an alternative format of this Data Privacy Notice.

If you want to make a complaint, you can also contact the body regulating data protection in your country, where you live or work, or the location where the data protection issue arose. In particular:

Cayman Islands	Cayman Islands Ombudsman (available at: https://ombudsman.ky )

European Union	A list of the EU data protection authorities and contact details is available by clicking this link: http://ec.europa.eu/newsroom/article29/item-detail.cfm?item_id=612080

United Kingdom	Information Commissioner’s Office (available at: https://ico.org.uk/global/contact-us/ )
Contact us
Please contact us if you have any questions about this Data Privacy Notice or the Personal Data we hold about you.
Contact us by
e-mail
or access our web form by
e-mailing
PrivacyQueries@Blackstone.com.
Contact us in
writing
using this address:

For EU/UK Related Queries	40 Berkeley Square London W1J 5AL United Kingdom

For All Other Queries	345 Park Avenue New York NY 10154
A list of country specific addresses and contacts for locations where we operate is available at
https://privacy.blackstone.com/visitors-online-privacy-notice/#appendixA
Changes to this data privacy notice
We keep this Data Privacy Notice under regular review. Please check regularly for any updates at our investor portal (
www.bxaccess.com
).

Apr. 2025

FACTS	WHAT DO BLACKSTONE REGISTERED FUNDS DO WITH YOUR PERSONAL INFORMATION?
Why?
Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information.
Please read this notice carefully to understand what we do.

What?
The types of personal information we collect and share depend on the product or service you have with us. This information can include:

◾
  Social Security number and income

◾
  Assets and investment experience

◾
  Risk tolerance and transaction history

How?
All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Blackstone Registered Funds (as defined below) choose to share; and whether you can limit this sharing.

Reasons we can share your personal information	Do Blackstone Registered Funds share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For our affiliates to market to you	No	We don’t share
For nonaffiliates to market to you	No	We don’t share
Questions?	Email us at GLB.privacy@blackstone.com
Who We Are
Who is providing this notice?
Blackstone Registered Funds consists of Blackstone Alternative Investment Funds, on behalf of its series Blackstone Alternative
Multi-Strategy
Fund, Blackstone Senior Floating Rate 2027 Term Fund, Blackstone Long-Short Credit Income Fund, Blackstone Strategic Credit 2027 Term Fund, Blackstone Private Credit Fund, Blackstone Secured Lending Fund, Blackstone Private Multi-Asset Credit and Income Fund and Blackstone Private Real Estate Credit and Income Fund.

What We Do
How do Blackstone Registered Funds protect my personal information?
To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How do Blackstone Registered Funds collect my personal information?
We collect your personal information, for example, when you:

◾
  open an account or give us your income information
◾
  provide employment information or give us your contact information
◾
  tell us about your investment or retirement portfolio

We also collect your personal information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?
Federal law gives you the right to limit only:

◾
  sharing for affiliates’ everyday business purposes—information about your creditworthiness
◾
  affiliates from using your information to market to you sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing. See below for more on your rights under state law.

What happens when I limit sharing for an account I hold jointly with someone else?	Your choices will apply to everyone on your account—unless you tell us otherwise.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ◾ Our affiliates include entities with a Blackstone name and certain other financial companies.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ◾ Blackstone Registered Funds do not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ◾ Our joint marketing partners include financial services companies.

Other Important Information
California Residents — In accordance with California law, we will not share information we collect about California residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will also limit the sharing of information about you with our affiliates to the extent required by applicable California law.

Vermont Residents — In accordance with Vermont law, we will not share information we collect about Vermont residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will not share creditworthiness information about Vermont residents among Blackstone Registered Funds’ affiliates except with the authorization or consent of the Vermont resident.

Contact Us
If you have any questions or comments about this Privacy Notice, or if you would like us to update information we have about you or your preferences, please email us at
PrivacyQueries@Blackstone.com
or access our web form
www.blackstone.com/privacy
.

You may also write to:
Blackstone Inc.
Attn: Legal & Compliance
345 Park Avenue
New York, NY 10154

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Trustees of Blackstone Private Credit Fund
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities of Blackstone Private Credit Fund and subsidiaries (the “Company”), including the consolidated schedules of investments, as of December 31, 2024 and 2023, the related consolidated statements of operations, cash flows, and changes in net assets for each of the three years in the period then ended, and the related notes (referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in net assets, and cash flows for each of the three years in the period then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2024 and 2023, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Investments — Level 3 Fair Value Measurements — Refer to Footnote 2 and 5 in the financial statements
Critical Audit Matter Description
As described in Note 5 to the financial statements, the Company held $61,482,810 thousand of investments classified as level 3 fair value measurements as of December 31, 2024. These investments include illiquid secured debt and unlisted equity securities. The valuation approaches used are based on the facts and circumstances of the underlying investments and involve estimates relating to unobservable valuation inputs.
We identified the valuation of level 3 investments as a critical audit matter given the judgments involved in estimating fair value, including the selection of valuation approaches and development of unobservable inputs. This required a high degree of auditor judgment and extensive audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the valuation of level 3 investments included the following, among others:

•	We evaluated the appropriateness of the valuation approaches used for level 3 investments.

•
For certain investments, we tested management’s process for estimating fair value, including evaluating the unobservable valuation inputs by comparison to external sources. For select investments, we used the assistance of our fair value specialists.

•
For certain investments, we developed our own independent estimate of the fair value and compared our estimate to management’s estimate. For select investments, we used the assistance of our fair value specialists.

•	We evaluated the impact of current market events and conditions on the valuation methodologies and unobservable inputs.
/s/ DELOITTE & TOUCHE LLP
New York, New York
March 14, 2025
We have served as the Company’s auditor since 2020.

Blackstone Private Credit Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (cost of $66,124,775 and $48,561,249, respectively)	$65,689,987	$48,242,813
Non-controlled/affiliated investments (cost of $558 and $558, respectively)	1,394	2,499
Controlled/affiliated investments (cost of $2,860,338 and $2,459,916, respectively)	2,728,396	2,498,599

Total investments at fair value (cost of $68,985,671 and $51,021,723, respectively)	68,419,777	50,743,911
Cash and cash equivalents (restricted cash of $305,900 and $938, respectively)	1,650,679	1,481,770
Interest receivable from non-controlled/non-affiliated investments	712,903	515,902
Interest receivable from controlled/affiliated investments	96	—
Dividend receivable from controlled/affiliated investments	56,636	98,607
Receivable from broker	253,890	266,573
Deferred financing costs	132,751	93,836
Deferred offering costs	1,524	1,032
Receivable for investments	38,838	101,460
Derivative assets at fair value (Note 6)	16,476	14,145

Total assets	$71,283,570	$53,317,236

LIABILITIES
Debt (net of unamortized debt issuance costs of $136,810 and $91,634, respectively)	$30,452,578	$23,179,861
Payable for investments	250,150	70,138
Management fees payable (Note 3)	120,103	87,272
Income based incentive fees payable (Note 3)	144,724	122,943
Capital gains incentive fees payable (Note 3)	—	—
Interest payable	398,004	322,597
Derivative liabilities at fair value (Note 6)	126,281	165,541
Due to affiliates	20,721	23,577
Distribution payable (Note 9)	331,762	245,032
Payable for share repurchases (Note 9)	531,058	532,774
Board of Trustee payable	224	224
Accrued expenses and other liabilities	52,202	32,840

Total liabilities	32,427,807	24,782,799

Commitments and contingencies (Note 8)
NET ASSETS
Common Shares, $0.01 par value (1,528,574,321 and 1,123,896,870 shares issued and outstanding, respectively)	15,286	11,239
Additional paid in capital	38,958,382	28,679,353
Distributable earnings (loss)	(117,905)	(156,155)

Total net assets	38,855,763	28,534,437

Total liabilities and net assets	$71,283,570	$53,317,236

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
NET ASSET VALUE PER SHARE
Class I Shares:
Net assets	$25,661,534	$18,649,595
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	1,009,518,371	734,579,940
Net asset value per share	$25.42	$25.39
Class S Shares:
Net assets	$12,611,626	$9,492,496
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	496,136,844	373,864,258
Net asset value per share	$25.42	$25.39
Class D Shares:
Net assets	$582,603	$392,346
Common Shares outstanding ($0.01 par value, unlimited shares authorized)	22,919,106	15,452,672
Net asset value per share	$25.42	$25.39
The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Statements of Operations
(in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Investment income:
From non-controlled/non-affiliated investments:
Interest income	$6,008,101	$5,196,090	$3,330,329
Payment-in-kind interest income	370,198	218,469	129,475
Dividend income	1,387	198	2,152
Fee income	14,899	3,281	27,939
From non-controlled/affiliated investments:
Dividend income	13	16	—
From controlled/affiliated investments:
Interest income	3,931	—	—
Payment-in-kind interest income	15,087	2,420	—
Dividend income	281,076	317,535	112,452

Total investment income	6,694,692	5,738,009	3,602,347

Expenses:
Interest expense	1,838,600	1,759,437	990,538
Management fees (Note 3)	432,447	316,238	259,944
Income based incentive fees (Note 3)	543,693	446,922	288,892
Capital gains based incentive fees (Note 3)	—	—	(15,058)
Distribution and shareholder servicing fees
Class S	96,127	68,878	50,424
Class D	1,246	1,117	2,302
Professional fees	11,925	20,114	12,917
Board of Trustees’ fees	895	913	877
Administrative service expenses (Note 3)	6,716	6,729	5,767
Other general and administrative	16,989	23,120	15,156
Amortization of continuous offering costs	3,851	3,253	5,036

Total expenses before tax expense	2,952,489	2,646,721	1,616,795

Net investment income before tax expense	3,742,203	3,091,288	1,985,552
Excise and other tax expense	33,724	32,826	975

Net investment income after tax expense	3,708,479	3,058,462	1,984,577

Realized and unrealized gain (loss):
Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	57,540	550,279	(1,007,789)
Non-controlled/affiliated investments	(1,105)	(153)	1,062
Controlled/affiliated investments	(170,626)	81,923	(43,810)
Derivative instruments (Note 6)	25,699	(13,259)	(4,301)
Foreign currency and other transactions	135	(3,085)	9,160
Income tax (provision) benefit	(8,930)	—	—

Net change in unrealized appreciation (depreciation)	(97,287)	615,705	(1,045,678)

Net realized gain (loss):
Non-controlled/non-affiliated investments	(176,654)	(308,777)	(252,197)
Non-controlled/affiliated investments	—	213	—
Derivative instruments (Note 6)	21,086	3,063	(43,104)
Foreign currency and other transactions	28,904	(5,483)	19,472

Net realized gain (loss)	(126,664)	(310,984)	(275,829)

Net realized and change in unrealized gain (loss)	(223,951)	304,721	(1,321,507)

Net increase (decrease) in net assets resulting from operations	$3,484,528	$3,363,183	$663,070

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Statements of Changes in Net Assets
(in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Operations:
Net investment income after tax expense	$3,708,479	$3,058,462	$1,984,577
Net change in unrealized appreciation (depreciation)	(97,287)	615,705	(1,045,678)
Net realized gain (loss)	(126,664)	(310,984)	(275,829)

Net increase (decrease) in net assets resulting from operations	3,484,528	3,363,183	663,070

Distributions to common shareholders:
Class I	(2,358,733)	(1,729,499)	(1,239,553)
Class S	(1,074,768)	(767,401)	(478,548)
Class D	(50,705)	(44,882)	(80,303)

Net decrease in net assets resulting from distributions	(3,484,206)	(2,541,782)	(1,798,404)

Share transactions:
Class I:
Proceeds from shares sold	7,452,201	4,301,597	7,657,964
Share transfers between classes	125,969	1,160,908	72,944
Distributions reinvested	1,093,651	779,404	520,100
Repurchased shares, net of early repurchase deduction	(1,658,976)	(2,667,221)	(1,934,680)

Net increase (decrease) from share transactions	7,012,845	3,574,688	6,316,328

Class S:
Proceeds from shares sold	3,134,546	2,442,624	3,867,398
Share transfers between classes	(125,680)	(69,353)	(27,793)
Distributions reinvested	528,016	348,634	204,169
Repurchased shares, net of early repurchase deduction	(419,218)	(441,234)	(207,608)

Net increase (decrease) from share transactions	3,117,664	2,280,671	3,836,166

Class D:
Proceeds from shares sold	198,906	259,923	837,827
Share transfers between classes	(289)	(1,091,555)	(45,151)
Distributions reinvested	8,931	18,060	36,842
Repurchased shares, net of early repurchase deduction	(17,053)	(13,816)	(16,433)

Net increase (decrease) from share transactions	190,495	(827,388)	813,085

Total increase (decrease) in net assets	10,321,326	5,849,372	9,830,245
Net assets, beginning of period	28,534,437	22,685,065	12,854,820

Net assets, end of period	$38,855,763	$28,534,437	$22,685,065

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$3,484,528	$3,363,183	$663,070
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation on investments	114,191	(632,049)	1,050,537
Net change in unrealized (appreciation) depreciation on derivative instruments	(25,699)	13,259	4,301
Net change in unrealized (appreciation) depreciation on foreign currency and other transactions	2,074	3,085	(9,160)
Net realized (gain) loss on investments	176,654	308,564	252,197
Net realized (gain) loss on derivative instruments	—	(3,063)	—
Net realized (gain) loss on foreign currency and other transactions	—	5,483	—
Net change due to hedging activity	424	—	—
Payment-in-kind interest capitalized	(366,024)	(236,822)	(140,006)
Net accretion of discount and amortization of premium	(215,203)	(172,875)	(147,923)
Amortization of deferred financing costs	37,786	31,362	25,136
Amortization of debt issuance costs and original issue discount on notes	33,408	27,699	20,823
Amortization of offering costs	3,851	3,253	5,036
Purchases of investments	(25,250,002)	(7,536,897)	(27,899,547)
Proceeds from sale of investments and principal repayments	7,690,627	6,551,603	8,698,004
Changes in operating assets and liabilities:
Interest receivable from non-controlled/non-affiliated investments	(197,001)	70,730	(392,139)
Interest receivable from controlled/affiliated investments	(96)	—	—
Dividend receivable from controlled/affiliated investments	41,971	(28,643)	(69,964)
Receivable from broker	12,683	89,169	(355,742)
Receivable for investments	62,622	1,195,925	(633,791)
Derivative instruments, net	(16,963)	—	—
Other assets	—	5,088	(4,299)
Payable for investments	180,012	(1,275,443)	348,173
Management fees payable	32,831	13,880	38,354
Income based incentive fees payable	21,781	28,826	58,113
Capital gains based incentive fees payable	—	—	(15,058)
Interest payable	75,407	6,597	265,706
Due to affiliates	(2,856)	(15,390)	29,619
Accrued expenses and other liabilities	19,362	6,803	22,811

Net cash provided by (used in) operating activities	(14,083,632)	1,823,327	(18,185,749)

The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from financing activities:
Borrowings on debt	$12,405,681	$3,684,216	$20,297,052
Repayments on debt	(4,979,693)	(7,235,455)	(11,744,062)
Deferred financing costs paid	(75,013)	(26,087)	(59,410)
Debt issuance costs paid	(16,305)	(15,918)	(7,947)
Deferred offering costs paid	(4,599)	(1,733)	(4,865)
Proceeds from issuance of common shares	10,785,653	7,004,144	12,363,189
Repurchased shares, net of early repurchase deduction paid	(2,096,971)	(3,750,742)	(1,009,799)
Dividends paid in cash	(1,768,522)	(1,350,683)	(938,436)

Net cash provided by (used in) financing activities	14,250,231	(1,692,258)	18,895,722

Net increase (decrease) in cash and cash equivalents	166,599	131,069	709,973
Effect of foreign exchange rate changes on cash and cash equivalents	2,310	(1,200)	23,942
Cash and cash equivalents, beginning of period	1,481,770	1,351,901	617,986

Cash and cash equivalents, end of period	$1,650,679	$1,481,770	$1,351,901

Supplemental information and non-cash activities:
Interest paid during the period	$2,034,750	$1,946,485	$799,997
Distribution payable	331,762	245,032	198,736
Reinvestment of dividends during the period	1,630,598	1,146,098	761,111
Accrued but unpaid debt financing costs	12	—	1,204
Accrued but unpaid debt issuance costs	2,013	—	1,514
Accrued but unpaid offering costs	616	6	6
Share repurchases accrued but not yet paid	531,058	532,774	1,158,283
Excise taxes paid	26,402	5,968	—
Investments contributed in-kind to joint ventures (Note 11)	—	—	459,430
The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt
First Lien Debt - non-controlled/non-affiliated
Aerospace & Defense
Atlas CC Acquisition Corp.	(7)(10)	SOFR + 4.25%	9.03%	5/25/2021	5/25/2028		$49,949	$49,092	$29,039	0.07%
Atlas CC Acquisition Corp.	(4)(5)(7)(10)	P + 3.00%	10.50%	5/25/2021	5/26/2026		6,173	6,056	48	0.00
Corfin Holdings, Inc.	(4)(10)	SOFR + 5.25%	10.61%	1/7/2021	12/31/2027		32,510	32,474	32,510	0.08
Fastener Distribution Holdings LLC	(4)(7)(10)	SOFR + 4.75%	9.31%	10/31/2024	11/4/2031		175,449	173,402	173,354	0.45
Frontgrade Technologies Holdings, Inc.	(4)(7)(10)	SOFR + 5.00%	9.49%	1/9/2023	1/9/2030		2,347	2,290	2,347	0.01
Loar Group Inc	(4)(6)(7)(11)	SOFR + 4.75%	9.11%	7/28/2022	5/10/2030		281,197	278,367	280,257	0.72
Magneto Components BuyCo, LLC	(4)(7)(10)	SOFR + 6.00%	10.33% (incl. 2.71% PIK)	12/5/2023	12/5/2030		54,574	53,134	53,168	0.14
Maverick Acquisition, Inc.	(4)(11)(17)	SOFR + 6.25%	10.58%	6/1/2021	6/1/2027		47,851	47,426	31,821	0.08
Peraton Corp.	(10)	SOFR + 3.75%	8.21%	2/1/2021	2/1/2028		14,323	14,342	13,364	0.03
TransDigm Inc	(6)(8)	SOFR + 2.50%	6.83%	11/28/2023	2/28/2031		12,947	12,987	12,984	0.03
Vertex Aerospace Services Corp.	(6)(10)	SOFR + 2.75%	7.11%	12/6/2021	12/6/2030		11,673	11,634	11,708	0.03
West Star Aviation Acquisition, LLC	(4)(5)(11)	SOFR + 5.00%	9.33%	11/3/2023	3/1/2028		9,878	9,734	9,878	0.03
West Star Aviation Acquisition, LLC	(4)(10)	SOFR + 5.00%	9.33%	3/1/2022	3/1/2028		4,876	4,809	4,876	0.01

								695,747	655,354	1.68
Air Freight & Logistics
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	10.23%	6/11/2021	6/11/2027		211,429	209,624	211,429	0.54
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	10.23%	12/21/2021	6/11/2027		51,518	51,058	51,518	0.13
Alliance Ground	(4)(9)	SOFR + 5.75%	10.25%	7/25/2022	6/11/2027		93,745	92,808	93,745	0.24
ENV Bidco AB	(4)(6)(7)(8)	E + 5.25%	7.97%	12/12/2024	7/19/2029	EUR	114,257	113,857	117,999	0.30
ENV Bidco AB	(4)(6)(10)	SOFR + 5.25%	9.59%	12/12/2024	7/19/2029		114,097	112,376	114,097	0.29
Livingston International, Inc.	(4)(6)(10)	SOFR + 5.50%	9.96%	8/13/2021	4/30/2027		100,776	100,454	99,517	0.26
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	10.92%	1/7/2021	12/9/2026		27,349	27,051	26,529	0.07
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	10.92%	2/4/2022	2/5/2029		135,783	134,195	131,709	0.34
RoadOne Inc	(4)(5)(7)(11)	SOFR + 6.25%	10.84%	12/30/2022	12/30/2028		1,136	1,110	1,109	0.00
RWL Holdings, LLC	(4)(10)	SOFR + 5.75%	10.23%	12/13/2021	12/31/2028		270,142	267,078	240,426	0.62
SEKO Global Logistics Network, LLC	(4)(5)(11)	P + 7.00%	15.50%	7/1/2024	12/30/2026		1,896	1,867	1,896	0.00
SEKO Global Logistics Network, LLC	(4)(5)(11)	SOFR + 8.00%	12.67%	10/15/2024	12/30/2026		1,481	1,455	1,481	0.00
SEKO Global Logistics Network, LLC	(4)(5)(11)	SOFR + 8.00%	12.52%	11/27/2024	11/27/2029		5,961	5,844	5,961	0.02
SEKO Global Logistics Network, LLC	(4)(5)(11)	SOFR + 5.00%	9.50% (incl. 5.00% PIK)	11/27/2024	5/27/2030		29,019	29,019	29,019	0.07
The Kenan Advantage Group, Inc.	(8)	SOFR + 3.25%	7.61%	8/6/2024	1/25/2029		12,951	12,951	13,048	0.03
Wwex Uni Topco Holdings, LLC	(10)	SOFR + 4.00%	8.33%	11/8/2024	7/26/2028		17,639	17,642	17,769	0.05

								1,178,389	1,157,252	2.96

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Airlines
Air Canada	(6)(8)	SOFR + 2.00%	6.34%	3/21/2024	3/14/2031		$6,292	$6,278	$6,329	0.02%
Auto Components
Clarios Global LP	(6)(8)	SOFR + 2.50%	6.86%	7/16/2024	5/6/2030		3,491	3,491	3,510	0.01
Dellner Couplers Group AB	(5)(6)(8)	E + 5.50%	8.22%	6/20/2024	6/18/2029	EUR	23,500	24,933	24,107	0.06

								28,424	27,617	0.07
Beverages
Triton Water Holdings, Inc.	(9)	SOFR + 3.25%	7.84%	3/31/2021	3/31/2028		44,309	43,795	44,714	0.12
Biotechnology
Grifols Worldwide Operations USA Inc	(8)	SOFR + 2.00%	6.74%	1/7/2021	11/15/2027		4,094	4,060	4,084	0.01
Broadline Retail
Peer USA, LLC	(6)(8)	SOFR + 3.00%	7.33%	6/26/2024	7/1/2031		7,000	7,020	7,048	0.02
Building Products
Cornerstone Building Brands, Inc.	(6)(9)	SOFR + 5.63%	10.02%	7/25/2022	8/1/2028		25,480	25,221	25,098	0.06
Cornerstone Building Brands, Inc.	(6)(9)	SOFR + 3.25%	7.75%	4/15/2021	4/12/2028		4,817	4,797	4,614	0.01
Engineered Stone Group Holdings III Ltd.	(4)(6)(8)	E + 5.75%	9.10%	11/22/2021	4/23/2028	EUR	30,879	33,669	27,508	0.07
Engineered Stone Group Holdings III Ltd.	(4)(6)(10)	SOFR + 5.75%	10.32%	11/22/2021	4/23/2028		64,562	63,627	55,523	0.14
Fencing Supply Group Acquisition, LLC	(4)(11)	SOFR + 6.00%	10.46%	2/26/2021	2/26/2027		109,579	108,878	106,839	0.27
Great Day Improvements, LLC	(4)(7)(13)	SOFR + 5.50%	10.01%	6/13/2024	6/13/2030		36,146	35,382	35,124	0.09
Jacuzzi Brands, LLC	(4)(10)	SOFR + 6.00%	10.33%	1/7/2021	2/25/2027		43,474	43,294	40,214	0.10
Jacuzzi Brands, LLC	(4)(10)	SOFR + 6.00%	10.33%	4/20/2022	2/25/2027		187,540	186,505	173,474	0.45
Jacuzzi Brands, LLC	(4)(10)	SOFR + 6.00%	10.33%	1/7/2021	2/25/2027		6,319	6,291	5,845	0.02
L&S Mechanical Acquisition, LLC	(4)(10)	SOFR + 6.25%	10.60%	9/1/2021	9/1/2027		124,867	123,610	124,867	0.32
L&S Mechanical Acquisition, LLC	(4)(5)(10)	SOFR + 6.25%	10.59%	8/19/2024	9/1/2027		10,975	10,783	10,975	0.03
LBM Acquisition, LLC	(10)	SOFR + 3.75%	8.30%	6/6/2024	5/31/2031		50,254	49,794	49,908	0.13
Lindstrom, LLC	(4)(11)	SOFR + 6.25%	10.90%	4/19/2022	5/1/2027		146,580	146,220	145,114	0.37
MIWD Holdco II, LLC	(8)	SOFR + 3.00%	7.36%	3/28/2024	3/21/2031		4,489	4,510	4,540	0.01
Oscar Acquisitionco, LLC	(9)	SOFR + 4.25%	8.50%	4/29/2022	4/29/2029		2,977	2,987	2,950	0.01
The Chamberlain Group, Inc.	(9)	SOFR + 3.25%	7.71%	11/3/2021	11/3/2028		24,952	24,814	25,131	0.06
Windows Acquisition Holdings, Inc.	(4)(11)	SOFR + 6.50%	10.98% (incl. 8.94% PIK)	1/7/2021	12/29/2026		58,890	58,517	47,701	0.12

								928,899	885,425	2.26
Capital Markets
Apex Group Treasury, LLC	(6)(9)	SOFR + 3.75%	8.96%	7/27/2021	7/27/2028		14,985	14,967	15,145	0.04
Apex Group Treasury, LLC	(6)(9)	SOFR + 4.00%	9.08%	8/2/2024	7/27/2028		77,903	77,903	78,715	0.20

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Capital Markets (continued)
Aretec Group, Inc.	(6)(8)	SOFR + 3.50%	7.86%	5/29/2024	8/9/2030		$853	$853	$856	0.00%
FFML Holdco Ltd	(4)(6)(10)	B + 6.25%	10.66%	11/11/2022	11/30/2028	NZD	37,054	22,562	20,732	0.05
Focus Financial Partners LLC	(7)(8)	SOFR + 3.25%	7.61%	9/11/2024	9/11/2031		14,889	14,853	15,061	0.04
GTCR Everest Borrower, LLC	(6)(7)(8)	SOFR + 2.75%	7.08%	9/5/2024	9/5/2031		12,388	12,074	12,445	0.03
Osaic Holdings Inc	(6)(8)	SOFR + 3.50%	7.86%	11/26/2024	8/17/2028		10,567	10,567	10,623	0.03
Resolute Investment Managers, Inc.	(5)(11)	SOFR + 6.50%	11.09%	12/29/2023	4/30/2027		3,884	3,843	3,819	0.01
Situs-AMC Holdings Corporation	(4)(11)	SOFR + 5.50%	9.93%	12/22/2021	12/22/2027		12,151	12,090	12,151	0.03
Superannuation And Investments US, LLC	(6)(9)	SOFR + 3.75%	8.22%	12/1/2021	12/1/2028		13,026	12,975	13,122	0.03
The Edelman Financial Engines Center, LLC	(6)(8)	SOFR + 3.00%	7.36%	6/5/2024	4/7/2028		18,370	18,370	18,504	0.05

								201,057	201,173	0.51
Chemicals
Charter Next Generation Inc	(10)	SOFR + 3.00%	7.53%	11/5/2024	11/29/2030		6,972	6,990	7,018	0.02
DCG Acquisition Corp.	(4)(7)(10)	SOFR + 4.50%	8.86%	6/13/2024	6/13/2031		210,895	208,448	209,820	0.54
Derby Buyer, LLC	(6)(9)	SOFR + 3.00%	7.37%	12/13/2024	11/1/2030		6,451	6,451	6,479	0.02
Formulations Parent Corp.	(4)(7)(10)	SOFR + 5.75%	10.27%	11/15/2023	11/15/2030		21,268	20,853	21,019	0.05
Geon Performance Solutions, LLC	(10)	SOFR + 4.25%	8.84%	8/18/2021	8/18/2028		3,581	3,566	3,598	0.01
Hyperion Materials & Technologies, Inc.	(9)	SOFR + 4.50%	9.13%	8/30/2021	8/30/2028		7,904	7,895	7,788	0.02

								254,203	255,722	0.66
Commercial Services & Supplies
Access CIG, LLC	(9)	SOFR + 5.00%	9.59%	8/18/2023	8/18/2028		43,414	42,988	43,891	0.11
Allied Universal Holdco, LLC	(9)	SOFR + 3.75%	8.21%	4/8/2021	5/12/2028		40,727	40,680	40,911	0.11
Anticimex, Inc.	(6)(9)	SOFR + 3.15%	7.72%	11/8/2021	11/16/2028		11,645	11,620	11,742	0.03
Armor Holdco, Inc.	(6)(9)	SOFR + 3.75%	8.03%	12/13/2024	12/11/2028		6,363	6,363	6,454	0.02
Bazaarvoice, Inc.	(4)(7)(8)	SOFR + 5.25%	9.25%	5/7/2021	5/7/2028		417,604	417,604	417,604	1.07
CFS Brands, LLC	(4)(7)(11)	SOFR + 5.00%	9.36%	12/20/2024	10/2/2030		209,628	205,595	209,011	0.54
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 3.75%	8.22%	3/31/2021	3/31/2028		22,477	22,497	22,744	0.06
EAB Global, Inc.	(9)	SOFR + 3.25%	7.61%	8/16/2021	8/16/2028		13,340	13,322	13,409	0.03
Foundational Education Group, Inc.	(9)	SOFR + 3.75%	8.60%	8/31/2021	8/31/2028		8,869	8,822	8,658	0.02
FusionSite Midco, LLC	(4)(11)	SOFR + 5.75%	10.34%	11/17/2023	11/17/2029		45,012	44,189	45,012	0.12
FusionSite Midco, LLC	(4)(11)	SOFR + 5.50%	10.29%	11/17/2023	11/17/2029		19,466	19,110	19,466	0.05
FusionSite Midco, LLC	(4)(5)(7)(11)	SOFR + 5.75%	10.48%	9/25/2024	11/17/2029		34,988	34,481	34,805	0.09
Garda World Security Corp.	(6)(8)	SOFR + 3.50%	7.90%	8/6/2024	2/1/2029		20,915	20,915	21,033	0.05

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Commercial Services & Supplies (continued)
Gatekeeper Systems, Inc.	(4)(10)	SOFR + 5.00%	9.51%	8/27/2024	8/28/2030	$252,033	$248,470	$250,143	0.64%
Gatekeeper Systems, Inc.	(4)(5)(7)(10)	SOFR + 5.00%	9.52%	8/27/2024	8/28/2030	9,238	8,309	8,483	0.02
GBT US III, LLC	(6)(8)	SOFR + 3.00%	7.63%	7/26/2024	7/25/2031	4,000	4,009	4,025	0.01
Gorilla Investor LLC	(4)(5)(10)	SOFR + 5.00%	9.32%	9/26/2024	9/30/2031	167,623	164,393	165,947	0.43
Iris Buyer, LLC	(4)(11)	SOFR + 6.25%	10.68%	10/2/2023	10/2/2030	54,542	53,310	54,542	0.14
Iris Buyer, LLC	(4)(5)(7)(11)	SOFR + 6.25%	10.58%	10/2/2023	10/2/2030	5,142	4,825	4,889	0.01
Java Buyer, Inc.	(4)(10)	SOFR + 5.75%	10.20%	12/15/2021	12/15/2027	137,995	136,695	137,995	0.36
Java Buyer, Inc.	(4)(10)	SOFR + 5.75%	10.35%	11/9/2023	12/15/2027	53,947	53,091	53,947	0.14
Java Buyer, Inc.	(4)(10)	SOFR + 5.75%	10.44%	12/15/2021	12/15/2027	95,828	94,996	95,828	0.25
Java Buyer, Inc.	(4)(5)(7)(10)	SOFR + 5.00%	9.59%	6/28/2024	12/15/2027	36,335	35,565	36,335	0.09
JSS Holdings, Inc.	(4)(10)	SOFR + 5.25%	10.10% (incl. 3.00% PIK)	12/29/2021	11/8/2031	237,105	235,092	237,105	0.61
JSS Holdings, Inc.	(4)(10)	SOFR + 5.25%	10.00% (incl. 3.00% PIK)	1/7/2021	11/8/2031	45,390	44,992	45,390	0.12
JSS Holdings, Inc.	(4)(5)(7)(10)	SOFR + 5.25%	9.77% (incl. 3.00% PIK)	11/8/2024	11/8/2031	566,934	560,739	566,249	1.46
Knowledge Pro Buyer, Inc.	(4)(7)(10)	SOFR + 5.00%	9.46%	12/10/2021	12/10/2027	88,097	87,288	88,009	0.23
KPSKY Acquisition, Inc.	(4)(10)(18)	SOFR + 5.50%	10.19%	10/19/2021	10/19/2028	46,483	45,978	40,440	0.10
KPSKY Acquisition, Inc.	(4)(10)(18)	SOFR + 5.50%	10.28%	10/19/2021	10/19/2028	20,736	20,512	18,040	0.05
Lsf12 Crown US Commercial Bidco LLC	(7)(8)	SOFR + 4.25%	8.80%	12/2/2024	12/2/2031	106,500	102,520	106,300	0.27
OMNIA Partners, LLC	(8)	SOFR + 2.75%	7.37%	1/26/2024	7/25/2030	4,988	5,030	5,018	0.01
Onex Baltimore Buyer, Inc.	(4)(11)(18)	SOFR + 5.27%	9.63%	12/1/2021	12/1/2027	187,232	185,397	187,232	0.48
Onex Baltimore Buyer, Inc.	(4)(7)(11)(18)	SOFR + 4.75%	9.11%	12/1/2021	12/1/2027	218,111	214,516	217,257	0.56
Pearce Intermediate Holdings, Inc	(4)(12)	SOFR + 4.75%	9.09%	6/2/2021	6/2/2029	82,396	81,522	82,396	0.21
Pearce Intermediate Holdings, Inc	(4)(5)(7)(11)	SOFR + 4.75%	9.09%	6/29/2023	6/2/2029	1,759	1,241	1,259	0.00
Pearce Intermediate Holdings, Inc	(4)(5)(11)	SOFR + 4.75%	9.09%	11/6/2024	6/2/2029	114,713	113,604	114,713	0.30
Polyphase Elevator Holding Co.	(4)(5)(7)(11)	SOFR + 6.00%	10.43% (incl. 5.00% PIK)	6/23/2021	6/23/2027	6,059	6,023	4,949	0.01
Polyphase Elevator Holding Co.	(4)(5)(11)	SOFR + 6.00%	10.48% (incl. 5.00% PIK)	12/21/2021	6/23/2027	10,818	10,818	8,952	0.02
Prime Security Services Borrower, LLC	(6)(8)	SOFR + 2.00%	6.52%	11/20/2024	10/13/2030	1,496	1,496	1,502	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Commercial Services & Supplies (continued)
Pye-Barker Fire & Safety, LLC	(4)(5)(10)	SOFR + 4.50%	8.83%	5/24/2024	5/24/2031	$4,461	$4,461	$4,461	0.01%
Pye-Barker Fire & Safety, LLC	(4)(5)(10)	SOFR + 4.50%	8.83%	5/24/2024	5/24/2031	13,816	13,753	13,747	0.04
Safety Products/JHC Acquisition Corp	(7)(8)	SOFR + 4.50%	8.96%	1/7/2021	6/28/2026	59,946	59,856	60,169	0.15
TEI Intermediate LLC	(4)(10)	SOFR + 4.75%	9.15%	12/13/2024	12/15/2031	146,288	144,836	144,825	0.37
TEI Intermediate LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.15%	12/13/2024	12/15/2031	2,421	1,976	1,973	0.01
The Hiller Companies, LLC	(4)(10)	SOFR + 5.00%	9.36%	6/20/2024	6/20/2030	75,375	74,688	74,809	0.19
The Hiller Companies, LLC	(4)(5)(7)(10)	SOFR + 5.00%	9.58%	6/20/2024	6/20/2030	5,465	5,216	5,240	0.01
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc.)	(9)	SOFR + 3.50%	7.97%	12/9/2021	12/8/2028	26,793	26,721	27,065	0.07
Vaco Holdings, Inc.	(10)	SOFR + 5.00%	9.48%	1/21/2022	1/21/2029	8,940	8,914	8,299	0.02
Veregy Consolidated, Inc.	(11)	SOFR + 6.00%	10.85%	1/7/2021	11/2/2027	19,954	19,977	19,979	0.05
Water Holdings Acquisition LLC	(4)(7)(10)	SOFR + 5.00%	9.36% (incl. 3.00% PIK)	7/31/2024	7/31/2031	188,383	186,488	187,263	0.48

							3,955,503	3,979,515	10.22
Construction & Engineering
Azuria Water Solutions Inc	(10)	SOFR + 3.75%	8.11%	7/23/2024	5/17/2028	34,436	34,436	34,759	0.09
Brookfield WEC Holdings, Inc.	(8)	SOFR + 2.25%	6.80%	1/25/2024	1/27/2031	7,943	7,868	7,959	0.02
Consor Intermediate II, LLC	(4)(7)(10)	SOFR + 4.50%	8.83%	5/10/2024	5/10/2031	48,760	48,008	48,538	0.12
COP Home Services TopCo IV, Inc.	(4)(7)(11)	SOFR + 6.00%	10.43%	6/9/2023	12/31/2027	208,968	205,871	208,754	0.54
Gannett Fleming Inc	(4)(7)(10)	SOFR + 4.75%	9.23%	8/5/2024	8/5/2030	360,786	355,220	357,520	0.92
Groundworks, LLC	(8)	SOFR + 3.25%	7.65%	3/14/2024	3/14/2031	9,040	9,058	9,099	0.02
Groundworks, LLC	(7)(8)	SOFR + 3.25%	7.65%	3/14/2024	3/14/2031	266	168	277	0.00
Peak Utility Services Group, Inc.	(4)(11)	SOFR + 4.50%	8.96%	3/2/2021	3/2/2028	15,170	15,101	15,019	0.04
Peak Utility Services Group, Inc.	(4)(5)(11)	SOFR + 4.50%	8.96%	3/2/2021	3/2/2028	2,023	2,017	2,002	0.01
Pike Electric Corp.	(8)	SOFR + 3.00%	7.47%	6/7/2022	1/21/2028	1,000	1,011	1,009	0.00
Refficiency Holdings, LLC	(10)	SOFR + 3.50%	7.96%	10/28/2021	12/16/2027	11,229	11,187	11,291	0.03
Thermostat Purchaser III, Inc.	(7)(10)	SOFR + 4.25%	8.58%	6/20/2024	8/31/2028	13,700	13,601	13,770	0.04

							703,546	709,997	1.83
Construction Materials
Tamko Building Products, LLC	(8)	SOFR + 2.75%	7.09%	10/23/2024	9/20/2030	2,985	2,985	3,013	0.01
Containers & Packaging

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Construction Materials (continued)
Anchor Packaging, LLC	(8)	SOFR + 3.25%	7.69%	12/13/2024	7/18/2029	$1,990	$1,990	$2,004	0.01%
Ascend Buyer, LLC	(4)(10)	SOFR + 5.75%	10.23%	10/18/2022	9/30/2028	11,299	11,086	11,299	0.03
Ascend Buyer, LLC	(4)(5)(7)(10)	SOFR + 5.75%	10.23%	9/30/2021	9/30/2027	2,587	2,516	2,587	0.01
Berlin Packaging, LLC	(8)	SOFR + 3.50%	8.05%	6/7/2024	6/7/2031	18,861	18,892	18,993	0.05
Clydesdale Acquisition Holdings, Inc.	(9)	SOFR + 3.18%	7.53%	4/13/2022	4/13/2029	13,989	13,751	14,033	0.04
Graham Packaging Co, Inc.	(8)	SOFR + 2.50%	6.86%	7/31/2024	8/4/2027	7,836	7,836	7,864	0.02
MAR Bidco S.à r.l.	(6)(9)	SOFR + 4.20%	8.77%	6/28/2021	7/6/2028	3,819	3,809	3,713	0.01
ProAmpac PG Borrower, LLC	(10)	SOFR + 4.00%	8.66%	4/9/2024	9/15/2028	16,192	16,192	16,263	0.04
Ring Container Technologies Group, LLC	(9)	SOFR + 2.75%	7.11%	7/19/2024	8/12/2028	982	982	986	0.00
TricorBraun Holdings, Inc.	(9)	SOFR + 3.25%	7.72%	3/3/2021	3/3/2028	14,375	14,315	14,383	0.04
Trident TPI Holdings, Inc.	(9)	SOFR + 3.75%	8.19%	10/18/2024	9/15/2028	21,739	21,739	21,961	0.06

							113,108	114,086	0.31
Distributors
BP Purchaser, LLC	(4)(5)(10)	SOFR + 5.50%	10.16% PIK	12/10/2021	12/10/2028	7,820	7,732	6,881	0.02
Bradyplus Holdings LLC	(4)(11)	SOFR + 5.00%	9.52%	10/11/2024	10/31/2029	218,268	214,783	218,268	0.56
Bradyplus Holdings LLC	(4)(5)(7)(11)	SOFR + 5.00%	9.40%	10/11/2024	10/31/2029	1,381	1,287	1,331	0.00
Genuine Cable Group, LLC	(4)(10)	SOFR + 5.75%	10.21%	11/1/2021	11/2/2026	29,649	29,372	28,166	0.07
Marcone Yellowstone Buyer, Inc.	(4)(10)	SOFR + 6.50%	11.24% (incl. 3.25% PIK)	11/1/2022	6/23/2028	15,532	15,244	13,979	0.04
Marcone Yellowstone Buyer, Inc.	(4)(10)	SOFR + 6.25%	10.99% (incl. 3.25% PIK)	12/31/2021	6/23/2028	26,188	25,928	23,438	0.06
NDC Acquisition Corp.	(4)(7)(8)	SOFR + 5.50%	10.19%	3/9/2021	3/9/2027	21,656	21,405	21,656	0.06
PT Intermediate Holdings III, LLC	(4)(7)(9)	SOFR + 5.00%	9.33% (incl. 1.75% PIK)	4/9/2024	4/9/2030	170,148	169,770	170,133	0.44
S&S Holdings, LLC	(9)	SOFR + 5.00%	9.46%	3/11/2021	3/11/2028	7,792	7,807	7,785	0.02
Tailwind Colony Holding Corporation	(4)(11)	SOFR + 6.50%	11.19%	1/7/2021	5/13/2026	81,820	81,505	80,184	0.21

							574,833	571,821	1.48
Diversified Consumer Services
American Restoration Holdings, LLC	(4)(11)	SOFR + 5.00%	9.73%	7/19/2024	7/24/2030	27,472	26,963	27,472	0.07
American Restoration Holdings, LLC	(4)(5)(7)(11)	SOFR + 5.00%	9.50%	7/19/2024	7/24/2030	22,804	22,321	22,804	0.06

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Diversified Consumer Services (continued)
American Restoration Holdings, LLC	(4)(5)(7)(11)	SOFR + 5.00%	9.73%	7/19/2024	7/24/2030		$1,697	$1,552	$1,697	0.00%
Ascend Learning, LLC	(9)	SOFR + 3.50%	7.96%	12/10/2021	12/11/2028		20,370	20,125	20,505	0.05
Barbri Holdings, Inc.	(4)(10)	SOFR + 5.00%	9.35%	12/20/2024	4/30/2030		133,249	131,960	132,582	0.34
Barbri Holdings, Inc.	(4)(10)	SOFR + 5.00%	9.35%	12/20/2024	4/30/2030		42,165	41,955	41,954	0.11
BPPH2 Limited	(4)(6)(8)	S + 6.75%	11.57%	3/16/2021	3/16/2028	GBP	40,700	55,566	50,952	0.13
BPPH2 Limited	(4)(5)(6)(8)	S + 6.25%	10.95%	6/17/2024	3/16/2028	GBP	8,269	10,367	10,352	0.03
BPPH2 Limited	(4)(5)(6)(10)	CA + 6.25%	10.03%	6/17/2024	3/16/2028	CAD	5,090	3,653	3,541	0.01
BPPH2 Limited	(4)(5)(6)(10)	SOFR + 6.25%	10.76%	6/17/2024	3/16/2028		2,645	2,588	2,645	0.01
Cambium Learning Group, Inc.	(4)(7)(10)	SOFR + 5.50%	10.23%	7/20/2021	7/20/2028		939,007	934,248	939,007	2.42
Cengage Learning, Inc.	(6)(11)	SOFR + 3.50%	7.86%	11/22/2024	3/22/2031		8,458	8,458	8,512	0.02
Charger Debt Merger Sub, LLC	(4)(10)	SOFR + 4.75%	9.08%	5/31/2024	5/31/2031		54,863	54,360	54,863	0.14
Charger Debt Merger Sub, LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.07%	5/31/2024	5/31/2031		11,701	11,447	11,539	0.03
DTA Intermediate II Ltd.	(4)(12)	SOFR + 5.25%	9.58%	3/27/2024	3/27/2030		51,454	50,556	51,454	0.13
DTA Intermediate II Ltd.	(4)(5)(7)(11)	SOFR + 5.25%	9.83%	3/27/2024	3/27/2030		6,461	5,975	6,254	0.02
Element Materials Technology Group US Holdings Inc.	(6)(9)	SOFR + 3.75%	8.08%	6/24/2022	7/6/2029		7,385	7,331	7,442	0.02
Endeavor Schools Holdings, LLC	(4)(11)	SOFR + 6.25%	10.88%	7/18/2023	7/18/2029		46,941	46,053	45,885	0.12
Endeavor Schools Holdings, LLC	(4)(5)(7)(11)	SOFR + 6.25%	10.88%	7/18/2023	7/18/2029		8,640	8,359	8,291	0.02
Essential Services Holding Corp	(4)(7)(10)	SOFR + 5.00%	9.65%	6/17/2024	6/17/2031		69,595	68,785	69,412	0.18
Go Car Wash Management Corp.	(4)(11)	SOFR + 5.75%	10.21%	10/12/2021	12/31/2026		41,322	40,966	40,289	0.10
Go Car Wash Management Corp.	(4)(11)	SOFR + 5.75%	10.11%	10/12/2021	12/31/2026		47,774	47,286	46,580	0.12
Imagine Learning, LLC	(9)	SOFR + 3.50%	7.86%	2/1/2024	12/21/2029		64,711	64,437	64,909	0.17
Mckissock Investment Holdings, LLC	(10)	SOFR + 5.00%	9.79%	3/10/2022	3/12/2029		9,746	9,688	9,700	0.02
Mckissock Investment Holdings, LLC	(10)	SOFR + 5.00%	9.62%	11/20/2023	3/12/2029		27,225	26,686	27,096	0.07
Pre-Paid Legal Services, Inc.	(9)	SOFR + 3.75%	8.22%	12/15/2021	12/15/2028		17,560	17,482	17,700	0.05
Seahawk Bidco, LLC	(4)(7)(11)	SOFR + 4.75%	9.10%	12/19/2024	12/19/2031		230,733	228,095	229,610	0.59
Spring Education Group, Inc.	(8)	SOFR + 4.00%	8.33%	9/29/2023	9/29/2030		13,647	13,506	13,750	0.04
Sunshine Cadence Holdco, LLC	(4)(10)	SOFR + 5.00%	9.61%	5/1/2024	5/1/2031		199,500	197,696	197,505	0.51
Sunshine Cadence Holdco, LLC	(4)(5)(7)(10)	SOFR + 5.00%	9.33%	5/1/2024	5/1/2031		16,598	16,164	16,278	0.04
University Support Services, LLC	(9)	SOFR + 2.75%	7.11%	2/10/2022	2/10/2029		9,496	9,467	9,551	0.02

								2,184,095	2,190,131	5.64

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Diversified REITs
Iron Mountain Information Management, LLC	(8)	SOFR + 2.00%	6.36%	12/28/2023	1/31/2031		$5,955	$5,975	$5,962	0.02%
Diversified Telecommunication Services
Point Broadband Acquisition, LLC	(4)(7)(11)	SOFR + 5.50%	10.09%	10/1/2021	10/1/2028		230,465	227,373	229,620	0.59
Zacapa, LLC	(6)(9)	SOFR + 3.75%	8.08%	10/29/2024	3/22/2029		7,444	7,444	7,496	0.02

								234,817	237,116	0.61
Electric Utilities
Qualus Power Services Corp.	(4)(11)	SOFR + 5.00%	9.51%	3/26/2021	3/26/2027		61,040	60,557	61,040	0.16
Qualus Power Services Corp.	(4)(11)	SOFR + 5.00%	9.51%	7/27/2023	3/26/2027		53,973	53,158	53,973	0.14
Qualus Power Services Corp.	(4)(5)(7)(11)	SOFR + 5.00%	9.50%	5/9/2024	3/26/2027		42,725	41,725	42,469	0.11
Tiger Acquisition, LLC	(9)	SOFR + 3.00%	7.34%	11/16/2022	6/1/2028		12,673	12,673	12,704	0.03

								168,113	170,186	0.44
Electrical Equipment
Emergency Power Holdings, LLC	(4)(7)(11)	SOFR + 4.75%	9.34%	8/17/2021	8/17/2030		194,324	192,151	193,887	0.50
IEM New Sub 2, LLC	(4)(7)(10)	SOFR + 4.75%	9.27%	8/8/2024	8/8/2030		327,813	322,691	324,784	0.84
Madison IAQ, LLC	(9)	SOFR + 2.75%	7.89%	6/21/2021	6/21/2028		39,617	39,367	39,809	0.10

								554,209	558,480	1.44
Electronic Equipment, Instruments & Components
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	10.43%	1/7/2021	12/23/2026		24,995	24,828	23,870	0.06
Albireo Energy, LLC	(4)(5)(11)	SOFR + 6.00%	10.68%	1/7/2021	12/23/2026		7,502	7,472	7,164	0.02
Albireo Energy, LLC	(4)(5)(11)	SOFR + 6.00%	10.73%	1/7/2021	12/23/2026		1,924	1,917	1,838	0.00
Duro Dyne National Corp	(4)(7)(10)	SOFR + 5.00%	9.52%	11/15/2024	11/15/2031		190,133	187,766	187,714	0.48
Dwyer Instruments LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.27%	11/15/2024	7/30/2029		46,679	46,123	46,109	0.12
Infinite Bidco, LLC	(9)	SOFR + 3.75%	8.60%	3/2/2021	3/2/2028		19,865	19,777	19,746	0.05
Modena Buyer, LLC	(8)	SOFR + 4.50%	8.86%	7/1/2024	7/1/2031		49,961	49,030	48,515	0.12
Phoenix 1 Buyer Corp.	(4)(7)(10)	SOFR + 5.50%	9.87%	11/20/2023	11/20/2030		42,815	42,385	42,815	0.11
Spectrum Safety Solutions Purchaser, LLC	(4)(5)(6)(9)	E + 5.00%	8.33%	7/1/2024	7/1/2030	EUR	7,356	7,899	7,562	0.02
Spectrum Safety Solutions Purchaser, LLC	(4)(5)(6)(9)	E + 5.00%	8.33%	7/1/2024	7/1/2031	EUR	64,279	68,069	66,084	0.17
Spectrum Safety Solutions Purchaser, LLC	(4)(6)(7)(9)	SOFR + 5.00%	9.59%	7/1/2024	7/1/2031		262,319	257,230	259,369	0.67

								712,496	710,786	1.82
Energy Equipment & Services
ISQ Hawkeye Holdco, Inc.	(4)(5)(10)	SOFR + 4.75%	9.13%	8/20/2024	8/20/2031		8,811	8,651	8,811	0.02
ISQ Hawkeye Holdco, Inc.	(4)(5)(7)(10)	P + 3.75%	11.75%	8/20/2024	8/20/2030		312	288	304	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Energy Equipment & Services (continued)
LPW Group Holdings, Inc.	(4)(7)(11)	SOFR + 6.00%	10.59%	3/15/2024	3/15/2031		$32,668	$31,802	$32,668	0.08%

								40,741	41,783	0.10
Entertainment
CE Intermediate I, LLC	(9)	SOFR + 3.50%	8.05%	11/10/2021	11/10/2028		7,564	7,522	7,606	0.02
Renaissance Holdings Corp	(9)	SOFR + 4.00%	8.36%	12/6/2024	4/5/2030		2,506	2,506	2,503	0.01
William Morris Endeavor Entertainment LLC	(8)	SOFR + 2.75%	7.22%	11/7/2024	5/18/2025		9,966	9,986	10,002	0.03

								20,014	20,111	0.06
Financial Services
Atlas Securitized Products Funding 2, L.P.	(4)(5)(6)(7)(8)	SOFR + 1.50%	6.05%	3/28/2024	5/25/2063		148,565	144,785	148,565	0.38
Carr Riggs & Ingram Capital LLC	(4)(5)(9)	SOFR + 4.75%	9.24%	11/18/2024	11/18/2031		43,387	42,960	42,953	0.11
Carr Riggs & Ingram Capital LLC	(4)(5)(7)(9)	SOFR + 4.75%	9.24%	11/18/2024	11/18/2031		1,290	1,078	1,074	0.00
DM Intermediate Parent LLC	(4)(7)(10)	SOFR + 5.00%	9.60%	9/30/2024	9/30/2030		104,836	102,581	102,451	0.26
Mitchell International, Inc.	(9)	SOFR + 3.25%	7.61%	6/17/2024	6/17/2031		65,066	64,765	65,181	0.17
More Cowbell II, LLC	(4)(10)	SOFR + 5.00%	8.89%	9/1/2023	9/1/2030		19,791	19,391	19,791	0.05
More Cowbell II, LLC	(4)(5)(7)(10)	SOFR + 5.00%	9.28%	9/1/2023	9/1/2029		1,132	1,055	1,105	0.00
PKF O’Connor Davies Advisory, LLC	(4)(5)(7)(10)	P + 3.50%	11.00%	11/15/2024	11/18/2031		84,784	83,647	83,618	0.22
RFS Opco, LLC	(4)(7)(9)	SOFR + 4.75%	9.08%	4/4/2024	4/4/2031		30,400	30,100	30,371	0.08
Solera, LLC	(9)(18)	SOFR + 4.00%	8.85%	6/4/2021	6/2/2028		32,496	32,307	32,596	0.08

								522,669	527,705	1.35
Food Products
Snacking Investments US, LLC	(6)(11)	SOFR + 4.00%	8.34%	1/7/2021	12/18/2026		4,830	4,843	4,878	0.01
Ground Transportation
Channelside AcquisitionCo, Inc.	(4)(7)(10)	SOFR + 4.75%	9.34%	5/15/2024	5/15/2031		156,455	155,909	156,432	0.40
Health Care Equipment & Supplies
AEC Parent Holdings Inc.	(9)	SOFR + 5.75%	10.23%	6/13/2022	6/13/2029		24,809	24,420	20,095	0.05
Auris Luxembourg III S.à r.l.	(6)(8)	SOFR + 3.75%	8.18%	9/27/2024	2/28/2029		8,834	8,834	8,950	0.02
Bamboo US BidCo, LLC	(4)(7)(11)	SOFR + 5.25%	9.77%	9/29/2023	9/30/2030		33,656	32,619	33,563	0.09
Bamboo US BidCo, LLC	(4)(11)	E + 5.25%	8.25%	9/29/2023	9/30/2030	EUR	72,601	75,070	75,204	0.19
CPI Buyer, LLC	(4)(10)	SOFR + 5.50%	10.28%	11/1/2021	11/1/2028		168,601	166,863	165,651	0.43
CPI Buyer, LLC	(4)(5)(7)(10)	SOFR + 5.50%	10.28%	5/23/2024	11/1/2028		9,317	9,014	8,547	0.02
Egrotron Acquisition, LLC	(4)(10)	SOFR + 5.25%	9.61%	7/6/2022	7/6/2028		62,707	61,994	62,707	0.16

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Ground Transportation (continued)
GCX Corporation Buyer, LLC	(4)(10)	SOFR + 5.50%	9.96%	9/13/2021	9/13/2027		$191,560	$189,828	$188,686	0.49%
GCX Corporation Buyer, LLC	(4)(10)	SOFR + 5.50%	10.05%	9/13/2021	9/13/2027		48,510	48,118	47,782	0.12
Natus Medical Incorporated	(4)(9)	SOFR + 5.50%	10.25%	7/21/2022	7/20/2029		49,000	46,760	48,265	0.12
Natus Medical Incorporated	(4)(5)(7)(9)	SOFR + 4.50%	8.96%	7/21/2022	7/21/2027		5,025	4,953	4,736	0.01
Sharp Services, LLC	(8)	SOFR + 3.25%	7.58%	10/25/2024	12/31/2028		7,665	7,665	7,746	0.02
Zeus, LLC	(4)(7)(10)	SOFR + 5.50%	9.83%	2/28/2024	2/28/2031		52,053	51,239	51,974	0.13

								727,377	723,906	1.85
Health Care Providers & Services
123Dentist, Inc.	(4)(6)(7)(10)	CA + 5.00%	8.30%	8/10/2022	8/10/2029	CAD	269,432	203,389	187,438	0.48
ACI Group Holdings, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	9.96%	8/2/2021	8/2/2027		2,148	1,963	1,289	0.00
ACI Group Holdings, Inc.	(4)(10)	SOFR + 6.00%	10.46% (incl. 3.25% PIK)	7/7/2023	8/2/2028		133,714	131,686	128,366	0.33
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	10.78%	5/7/2021	5/7/2027		10,408	10,327	10,408	0.03
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	10.60%	5/7/2021	5/7/2027		8,559	8,500	8,559	0.02
ADCS Clinics Intermediate Holdings, LLC	(4)(5)(7)(11)	SOFR + 6.25%	10.68%	5/7/2021	5/7/2026		334	313	334	0.00
ADCS Clinics Intermediate Holdings, LLC	(4)(5)(11)	SOFR + 6.25%	10.78%	4/14/2022	5/7/2027		250	248	250	0.00
Amerivet Partners Management, Inc.	(4)(7)(11)	SOFR + 5.25%	9.75%	2/25/2022	2/25/2028		21,000	20,570	21,000	0.05
Canadian Hospital Specialties Ltd.	(4)(6)(11)	CA + 4.50%	7.82%	4/15/2021	4/14/2028	CAD	14,671	11,642	10,053	0.03
Canadian Hospital Specialties Ltd.	(4)(6)(7)(10)	CA + 4.50%	7.82%	4/15/2021	4/15/2027	CAD	3,330	2,526	2,260	0.01
Caramel Bidco Limited	(4)(6)(8)	S + 6.00%	10.70%	2/11/2022	2/24/2029	GBP	60,000	78,816	65,161	0.17
Caramel Bidco Limited	(4)(5)(6)(8)	S + 6.00%	10.70%	2/24/2022	2/24/2029	GBP	2,265	3,024	2,460	0.01
Caramel Bidco Limited	(4)(6)(8)	E + 6.00%	8.69%	2/24/2022	2/24/2029	EUR	14,000	15,588	12,580	0.03
Caramel Bidco Limited	(4)(6)(8)	SOFR + 6.00%	10.57%	2/24/2022	2/24/2029		6,125	6,366	5,313	0.01
CCBlue Bidco, Inc.	(4)(5)(10)	SOFR + 6.50%	10.93% PIK	12/21/2021	12/21/2028		571,803	566,446	496,039	1.28
Compsych Investments Corp	(4)(7)(10)	SOFR + 4.75%	9.38%	7/22/2024	7/22/2031		70,669	70,291	70,442	0.18
CSC Mkg Topco, LLC	(4)(10)	SOFR + 5.75%	10.09%	2/1/2022	2/1/2029		160,415	158,543	160,415	0.41
CSC Mkg Topco, LLC	(4)(10)	SOFR + 5.75%	10.40%	8/1/2022	2/1/2029		21,469	21,031	21,469	0.06
DCA Investment Holdings, LLC	(4)(10)	SOFR + 6.41%	10.73%	3/12/2021	4/3/2028		25,142	25,039	24,388	0.06
DCA Investment Holdings, LLC	(4)(5)(10)	SOFR + 6.50%	10.83%	12/28/2022	4/3/2028		9,895	9,712	9,599	0.02
Epoch Acquisition, Inc.	(4)(11)	SOFR + 6.00%	10.53%	1/7/2021	10/4/2026		28,510	28,510	28,510	0.07
Examworks Bidco, Inc.	(9)	SOFR + 2.75%	7.11%	11/1/2021	11/1/2028		4,000	4,015	4,020	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
Heartland Dental, LLC	(10)	SOFR + 4.50%	8.86%	5/30/2024	4/30/2028		$9,925	$9,967	$9,958	0.03%
Imagine 360 LLC	(4)(5)(7)(10)	SOFR + 5.00%	9.35%	9/18/2024	9/30/2028		97,276	96,228	96,149	0.25
Inception Fertility Ventures, LLC	(4)(7)(10)	SOFR + 5.50%	10.09%	4/29/2024	4/29/2030		269,546	269,293	266,351	0.69
Jayhawk Buyer, LLC	(4)(11)	SOFR + 5.00%	9.43%	5/26/2021	10/15/2026		223,779	222,202	213,150	0.55
Kwol Acquisition, Inc.	(4)(5)(7)(10)	SOFR + 4.75%	9.08%	12/8/2023	12/6/2029		6,554	6,400	6,535	0.02
MB2 Dental Solutions, LLC	(4)(10)	SOFR + 5.50%	9.86%	2/13/2024	2/13/2031		37,554	37,223	37,554	0.10
MB2 Dental Solutions, LLC	(4)(5)(7)(10)	SOFR + 5.50%	9.86%	2/13/2024	2/13/2031		2,730	2,665	2,708	0.01
MB2 Dental Solutions, LLC	(4)(5)(10)	SOFR + 5.50%	10.02%	2/13/2024	2/13/2031		5,540	5,500	5,540	0.01
Navigator Acquiror, Inc.	(4)(7)(9)	SOFR + 5.50%	9.96%	7/16/2021	7/16/2027		508,271	506,343	439,654	1.13
Onex TSG Intermediate Corp.	(6)(10)	SOFR + 4.75%	9.60%	2/26/2021	2/28/2028		22,556	22,467	22,771	0.06
ONS MSO, LLC	(4)(5)(7)(11)	SOFR + 5.75%	10.34%	12/13/2023	7/8/2026		34,950	34,570	34,586	0.09
ONS MSO, LLC	(4)(5)(7)(11)	P + 5.25%	13.75%	12/13/2023	7/8/2026		3,750	3,688	3,750	0.01
ONS MSO, LLC	(4)(5)(11)	SOFR + 5.75%	10.34%	4/26/2024	7/8/2026		9,975	9,906	9,950	0.03
Plasma Buyer, LLC	(4)(7)(10)	SOFR + 5.75%	10.35%	5/12/2022	5/12/2029		92,363	91,138	86,366	0.22
Plasma Buyer, LLC	(4)(5)(7)(10)	SOFR + 5.75%	10.08%	5/12/2022	5/12/2028		8,101	7,939	7,161	0.02
PPV Intermediate Holdings, LLC	(4)(10)	SOFR + 5.75%	10.26%	8/31/2022	8/31/2029		126,292	124,684	126,292	0.33
PPV Intermediate Holdings, LLC	(4)(5)(7)(10)	SOFR + 6.00%	10.52%	9/6/2023	8/31/2029		4,965	4,644	4,866	0.01
PSKW Intermediate, LLC	(4)(11)	SOFR + 5.50%	9.90%	12/11/2024	3/9/2028		12,071	12,071	12,071	0.03
Smile Doctors, LLC	(4)(10)	SOFR + 5.90%	10.81%	6/9/2023	12/23/2028		518,108	511,996	507,746	1.31
Smile Doctors, LLC	(4)(5)(7)(10)	SOFR + 5.90%	10.81%	6/9/2023	12/23/2028		74,356	71,456	70,830	0.18
Snoopy Bidco, Inc.	(4)(10)	SOFR + 6.00%	10.73%	6/1/2021	6/1/2028		707,413	701,686	680,885	1.75
Southern Veterinary Partners LLC	(8)	SOFR + 3.25%	7.71%	12/4/2024	10/31/2031		10,210	10,261	10,295	0.03
SpecialtyCare, Inc.	(4)(11)	SOFR + 5.75%	10.60%	6/18/2021	6/18/2028		67,198	66,199	65,854	0.17
SpecialtyCare, Inc.	(4)(5)(11)	SOFR + 5.75%	10.66%	6/18/2021	6/18/2028		582	577	570	0.00
SpecialtyCare, Inc.	(4)(5)(7)(8)	SOFR + 4.00%	8.64%	6/18/2021	6/18/2026		3,442	3,390	3,442	0.01
Stepping Stones Healthcare Services, LLC	(4)(10)	SOFR + 4.75%	9.08%	12/30/2021	1/2/2029		178,641	177,031	178,641	0.46
Stepping Stones Healthcare Services, LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.08%	4/25/2024	1/2/2029		4,901	4,368	4,568	0.01
Surgery Centers Holdings, Inc.	(6)(8)	SOFR + 2.75%	7.09%	6/20/2024	12/19/2030		5,644	5,644	5,695	0.01
The Fertility Partners, Inc.	(4)(6)(7)(10)	CA + 5.75%	9.34%	3/16/2022	3/16/2028	CAD	138,421	107,148	90,236	0.23
The Fertility Partners, Inc.	(4)(6)(10)	SOFR + 5.75%	10.22%	3/16/2022	3/16/2028		45,554	44,989	42,821	0.11
The GI Alliance Management, LLC	(4)(11)	SOFR + 5.50%	10.18%	9/15/2022	9/15/2028		255,871	251,126	258,429	0.67
The GI Alliance Management, LLC	(4)(11)	SOFR + 5.50%	10.16%	1/22/2024	9/15/2028		28,372	28,133	28,655	0.07

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
The GI Alliance Management, LLC	(4)(11)	SOFR + 5.50%	10.16%	9/15/2022	9/15/2028	$55,133	$54,112	$55,684	0.14%
The GI Alliance Management, LLC	(4)(5)(7)(11)	SOFR + 5.50%	10.21%	3/7/2024	9/15/2028	26,833	25,645	26,187	0.07
UMP Holdings, LLC	(4)(10)	SOFR + 5.75%	10.40%	7/15/2022	7/15/2028	9,499	9,388	9,452	0.02
UMP Holdings, LLC	(4)(5)(10)	SOFR + 5.75%	10.33%	7/15/2022	7/15/2028	13,032	12,972	12,967	0.03
Unified Women’s Healthcare LP	(4)(9)	SOFR + 5.25%	9.58%	6/16/2022	6/18/2029	878,430	878,430	878,430	2.26
Unified Women’s Healthcare LP	(4)(5)(7)(9)	SOFR + 5.25%	9.58%	3/22/2024	6/18/2029	4,349	4,305	4,315	0.01
US Oral Surgery Management Holdco, LLC	(4)(10)	SOFR + 5.25%	9.86%	11/18/2021	11/20/2028	153,992	152,825	153,992	0.40
US Oral Surgery Management Holdco, LLC	(4)(10)	SOFR + 5.25%	9.96%	11/18/2021	11/20/2028	64,821	64,378	64,821	0.17
US Oral Surgery Management Holdco, LLC	(4)(5)(7)(10)	SOFR + 6.00%	10.80%	8/16/2023	11/20/2028	6,191	5,704	5,945	0.02
US Oral Surgery Management Holdco, LLC	(4)(5)(10)	SOFR + 6.50%	11.19%	12/5/2022	11/20/2028	107	107	107	0.00
Veonet GmbH	(6)(8)	S + 5.50%	10.20%	4/18/2024	3/14/2029	GBP 253,448	321,865	317,492	0.82
WHCG Purchaser III Inc	(4)(5)(7)(10)	SOFR + 6.50%	10.83% (incl. 5.41% PIK)	8/2/2024	6/30/2029	45,940	45,940	45,940	0.12
WHCG Purchaser III Inc	(4)(5)(10)(17)	10.00%	10.00% PIK	8/2/2024	6/30/2030	37,229	14,654	14,222	0.04

							6,419,802	6,193,986	15.96
Health Care Technology
athenahealth, Inc.	(9)	SOFR + 3.25%	7.61%	2/15/2022	2/15/2029	36,189	35,953	36,350	0.09
Caerus US 1, Inc.	(4)(6)(10)	SOFR + 5.00%	9.33%	5/25/2022	5/25/2029	383,645	378,829	383,645	0.99
Caerus US 1, Inc.	(4)(6)(10)	SOFR + 5.00%	9.33%	5/25/2022	5/25/2029	58,690	57,951	58,690	0.15
Caerus US 1, Inc.	(4)(5)(6)(7)(12)	SOFR + 5.00%	9.34%	5/25/2022	5/25/2029	5,082	4,441	5,082	0.01
Caerus US 1, Inc.	(4)(5)(6)(10)	SOFR + 5.00%	9.46%	10/28/2022	5/25/2029	36,115	35,861	36,115	0.09
Caerus US 1, Inc.	(4)(6)(10)	SOFR + 5.00%	9.33%	10/28/2022	5/25/2029	246,803	245,667	246,803	0.64
Caerus US 1, Inc.	(4)(6)(8)	SOFR + 5.00%	9.33%	3/27/2024	5/25/2029	69,821	69,821	69,821	0.18
Color Intermediate, LLC	(4)(10)	SOFR + 4.75%	9.18%	7/2/2024	10/1/2029	365,158	358,992	365,158	0.94
Continental Buyer Inc	(4)(5)(7)(10)	SOFR + 5.25%	9.50%	4/2/2024	4/2/2031	29,048	28,525	28,962	0.07
Cotiviti, Inc.	(8)	SOFR + 2.75%	7.30%	5/1/2024	5/1/2031	43,265	43,069	43,562	0.11
CT Technologies Intermediate Holdings, Inc.	(4)(7)(10)	SOFR + 5.00%	9.57%	8/30/2024	8/30/2031	160,631	158,968	160,489	0.41
Edifecs, Inc.	(4)(10)	SOFR + 5.00%	9.33%	9/10/2021	11/20/2028	155,449	154,580	155,449	0.40
Edifecs, Inc.	(4)(10)	SOFR + 5.00%	9.33%	11/20/2023	11/20/2028	204,293	201,555	204,293	0.53
Edifecs, Inc.	(4)(11)	SOFR + 5.00%	9.33%	1/7/2021	11/20/2028	96,160	96,228	96,160	0.25

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Health Care Technology (continued)
GI Ranger Intermediate, LLC	(4)(7)(10)	SOFR + 6.00%	10.48%	10/29/2021	10/29/2028	$104,077	$102,991	$103,509	0.27%
Healthcomp Holding Company, LLC	(4)(10)	SOFR + 6.25%	10.77% (incl. 3.00% PIK)	11/8/2023	11/8/2029	184,558	183,111	184,558	0.47
Imprivata, Inc.	(9)	SOFR + 3.50%	8.09%	4/4/2024	12/1/2027	2,003	2,003	2,019	0.01
Kona Buyer, LLC	(4)(10)	SOFR + 4.50%	9.13%	7/23/2024	7/23/2031	215,636	213,616	214,558	0.55
Kona Buyer, LLC	(4)(5)(7)(10)	SOFR + 4.50%	9.13%	7/23/2024	7/23/2031	12,653	11,999	12,146	0.03
Magic Bidco Inc	(4)(5)(7)(10)	SOFR + 5.75%	10.08%	7/1/2024	7/1/2030	7,745	7,371	7,394	0.02
Magic Bidco Inc	(4)(10)	SOFR + 5.75%	10.08%	7/1/2024	7/1/2030	45,005	43,975	44,330	0.11
Neptune Holdings, Inc.	(4)(7)(10)	SOFR + 4.75%	9.08%	12/12/2024	8/31/2030	14,850	14,512	14,800	0.04
Netsmart Technologies Inc	(4)(7)(10)	SOFR + 5.20%	9.56% (incl. 2.70% PIK)	8/23/2024	8/23/2031	186,096	183,972	184,902	0.48
NMC Crimson Holdings, Inc.	(4)(10)	SOFR + 6.09%	10.85%	3/1/2021	3/1/2028	71,173	70,209	71,173	0.18
NMC Crimson Holdings, Inc.	(4)(10)	SOFR + 6.09%	10.75%	3/1/2021	3/1/2028	14,758	14,643	14,758	0.04
Project Ruby Ultimate Parent Corp	(8)	SOFR + 3.00%	7.47%	11/20/2024	3/10/2028	9,111	9,111	9,165	0.02
Rocky MRA Acquisition Corp	(4)(9)	SOFR + 5.75%	10.37%	4/1/2022	4/1/2028	163,472	161,872	163,472	0.42
Vizient, Inc.	(9)	SOFR + 2.00%	6.36%	8/1/2024	8/1/2031	4,874	4,908	4,918	0.01
Waystar Technologies, Inc.	(8)	SOFR + 2.25%	6.59%	12/30/2024	10/22/2029	6,513	6,513	6,551	0.02

							2,901,246	2,928,832	7.53
Hotels, Restaurants & Leisure
Alterra Mountain Co	(8)	SOFR + 2.75%	7.11%	11/7/2024	8/17/2028	9,131	9,131	9,203	0.02
Bally’s Corp	(6)(9)	SOFR + 3.25%	8.14%	10/1/2021	10/2/2028	9,528	9,500	9,035	0.02
Caesars Entertainment, Inc.	(6)(9)	SOFR + 2.25%	6.61%	2/6/2023	2/6/2030	2,492	2,509	2,498	0.01
Carnival Finance, LLC	(6)(10)	SOFR + 2.75%	7.11%	4/25/2024	10/18/2028	1,000	1,011	1,008	0.00
Century Casinos, Inc.	(6)(10)	SOFR + 6.00%	10.62%	4/1/2022	4/2/2029	31,127	30,745	30,679	0.08
Fertitta Entertainment, LLC	(9)	SOFR + 3.50%	7.86%	1/27/2022	1/27/2029	13,323	13,319	13,389	0.03
IRB Holding Corp.	(10)	SOFR + 2.50%	6.86%	12/11/2024	12/15/2027	21,480	21,480	21,528	0.06
Mic Glen, LLC	(9)	SOFR + 3.50%	7.97%	7/21/2021	7/21/2028	12,725	12,715	12,817	0.03
New Red Finance, Inc.	(6)(8)	SOFR + 1.75%	6.11%	6/16/2024	9/12/2030	6,451	6,437	6,428	0.02
Scientific Games Holdings LP	(9)	SOFR + 3.00%	7.59%	6/11/2024	4/4/2029	19,729	19,763	19,800	0.05
Tacala Investment Corp.	(10)	SOFR + 3.50%	7.86%	9/26/2024	1/31/2031	2,978	2,987	3,005	0.01
Whatabrands, LLC	(9)	SOFR + 2.50%	6.86%	12/11/2024	8/3/2028	11,352	11,352	11,393	0.03

							140,949	140,783	0.36
Household Durables
AI Aqua Merger Sub, Inc.	(9)	SOFR + 3.50%	8.05%	12/5/2024	7/31/2028	32,391	32,369	32,459	0.08

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Household Durables (continued)
Madison Safety & Flow LLC	(8)	SOFR + 3.25%	7.61%	9/26/2024	9/26/2031		$6,983	$7,029	$7,043	0.02%

								39,398	39,502	0.10
Industrial Conglomerates
Bettcher Industries, Inc.	(9)	SOFR + 4.00%	8.33%	12/14/2021	12/14/2028		6,936	6,897	6,930	0.02
CEP V Investment 11 S.à r.l.	(4)(6)(7)(10)	SA + 6.45%	7.73%	5/6/2022	2/11/2028	CHF	47,449	47,966	51,847	0.13
CEP V Investment 11 S.à r.l.	(4)(6)(10)	E + 6.45%	9.84%	3/31/2023	2/23/2028	EUR	66,051	63,741	68,419	0.18
Engineered Machinery Holdings, Inc.	(10)	SOFR + 3.75%	8.34%	8/12/2021	5/19/2028		11,754	11,726	11,860	0.03
Excelitas Technologies Corp.	(4)(8)	E + 5.25%	8.11%	8/12/2022	8/13/2029	EUR	24,817	25,145	25,450	0.07
Excelitas Technologies Corp.	(4)(7)(10)	SOFR + 5.25%	9.58%	8/12/2022	8/13/2029		33,241	32,597	32,712	0.08

								188,072	197,218	0.51
Insurance
Alera Group, Inc.	(4)(10)	SOFR + 5.25%	9.61%	9/30/2021	10/2/2028		54,870	54,569	54,870	0.14
Alera Group, Inc.	(4)(5)(7)(11)	SOFR + 5.75%	10.09%	11/17/2023	10/2/2028		21,071	20,905	21,071	0.05
Alliant Holdings Intermediate LLC	(8)	SOFR + 2.75%	7.11%	9/12/2024	9/19/2031		3,653	3,653	3,667	0.01
Amerilife Holdings, LLC	(4)(10)	SOFR + 5.00%	9.58%	6/17/2024	8/31/2029		463,738	457,327	463,738	1.19
Amerilife Holdings, LLC	(4)(5)(7)(13)	SOFR + 5.00%	9.70%	6/17/2024	8/31/2029		55,951	54,972	55,653	0.14
AmWINS Group Inc	(10)	SOFR + 2.25%	6.72%	2/19/2021	2/19/2028		6,433	6,423	6,460	0.02
AssuredPartners, Inc.	(9)	SOFR + 3.50%	7.86%	2/16/2024	2/14/2031		25,481	25,452	25,564	0.07
Baldwin Insurance Group Holdings, LLC	(6)(8)	SOFR + 3.25%	7.61%	12/11/2024	5/26/2031		11,929	11,929	12,026	0.03
BroadStreet Partners, Inc.	(8)	SOFR + 3.00%	7.36%	6/14/2024	6/14/2031		13,930	13,970	13,994	0.04
CFC Underwriting, Ltd.	(4)(6)(7)(9)	SOFR + 4.95%	9.53%	1/25/2022	5/16/2029		138,161	135,809	137,906	0.35
Foundation Risk Partners Corp.	(4)(10)	SOFR + 5.25%	9.58%	10/29/2021	10/29/2030		27,918	27,638	27,918	0.07
Foundation Risk Partners Corp.	(4)(5)(10)	SOFR + 5.25%	9.58%	11/17/2023	10/29/2030		26,954	26,525	26,954	0.07
Foundation Risk Partners Corp.	(4)(10)	SOFR + 5.25%	9.58%	4/14/2022	10/29/2030		38,693	38,343	38,693	0.10
Foundation Risk Partners Corp.	(4)(5)(7)(10)	SOFR + 5.25%	9.58%	5/21/2024	10/29/2030		9,166	8,897	8,878	0.02
Galway Borrower, LLC	(4)(10)	SOFR + 4.50%	8.83%	9/30/2021	9/29/2028		241,757	239,767	241,757	0.62
Galway Borrower, LLC	(4)(5)(7)(10)	SOFR + 4.50%	8.82%	9/30/2021	9/29/2028		1,738	1,514	1,728	0.00
Galway Borrower, LLC	(4)(5)(10)	SOFR + 4.50%	8.82%	4/28/2023	9/29/2028		271	271	271	0.00
Gimlet Bidco GmbH	(4)(6)(8)	E + 5.75%	8.80%	4/15/2024	4/23/2031	EUR	110,003	114,541	112,238	0.29
Gimlet Bidco GmbH	(4)(6)(7)(8)	E + 5.75%	8.72%	4/15/2024	4/23/2031	EUR	17,827	17,370	17,770	0.05
Higginbotham Insurance Agency, Inc.	(4)(6)(11)	SOFR + 4.50%	8.86%	7/3/2024	11/25/2028		90,193	90,114	90,193	0.23
High Street Buyer, Inc.	(4)(10)	SOFR + 5.25%	9.58%	4/16/2021	4/14/2028		96,256	95,397	96,256	0.25

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Insurance (continued)
High Street Buyer, Inc.	(4)(5)(7)(10)	SOFR + 5.25%	9.85%	2/4/2022	4/14/2028		$79,872	$78,625	$79,789	0.21%
Hyperion Refinance S.à r.l.	(6)(9)	SOFR + 3.00%	7.36%	11/22/2024	2/15/2031		7,467	7,473	7,528	0.02
Integrity Marketing Acquisition LLC	(4)(7)(10)	SOFR + 5.00%	9.51%	8/27/2024	8/25/2028		256,212	254,354	256,175	0.66
OneDigital Borrower, LLC	(9)	SOFR + 3.25%	7.61%	7/2/2024	6/13/2031		9,950	9,938	9,988	0.03
Paisley Bidco Ltd	(4)(5)(6)(7)(8)	S + 4.75%	9.52%	4/17/2024	4/18/2031	GBP	12,094	14,943	14,962	0.04
Paisley Bidco Ltd	(4)(5)(6)(8)	E + 4.75%	7.81%	4/17/2024	4/18/2031	EUR	7,947	8,439	8,150	0.02
Paisley Bidco Ltd	(4)(5)(6)(8)	E + 4.75%	7.97%	4/17/2024	4/18/2031	EUR	7,010	7,220	7,188	0.02
Patriot Growth Insurance Services, LLC.	(4)(10)	SOFR + 5.00%	9.48%	10/14/2021	10/16/2028		23,972	23,788	23,972	0.06
Patriot Growth Insurance Services, LLC.	(4)(5)(7)(10)	SOFR + 5.00%	9.33%	11/17/2023	10/16/2028		18,744	18,536	18,443	0.05
Patriot Growth Insurance Services, LLC.	(5)(7)(10)	SOFR + 5.00%	9.49%	10/14/2021	10/16/2028		3,567	3,486	3,425	0.01
Riser Merger Sub, Inc.	(4)(5)(10)	S + 6.00%	10.70%	10/31/2023	10/31/2029	GBP	9,198	11,018	11,515	0.03
Riser Merger Sub, Inc.	(4)(7)(10)	SOFR + 6.00%	10.33%	10/31/2023	10/31/2029		90,885	88,852	90,507	0.23
Riser Topco II LLC	(4)(5)(10)	S + 5.00%	9.70%	8/16/2024	10/31/2029	GBP	16,440	20,717	20,530	0.05
Riser Topco II LLC	(4)(5)(7)(10)	SOFR + 5.00%	9.46%	6/4/2024	10/31/2029		63,361	62,837	63,127	0.16
RSC Acquisition, Inc.	(4)(10)	SOFR + 4.75%	9.15%	11/12/2021	11/1/2029		59,792	59,777	59,866	0.15
RSC Acquisition, Inc.	(4)(5)(7)(10)	SOFR + 4.75%	9.32%	1/7/2021	11/1/2029		185,853	184,444	185,802	0.48
SelectQuote Inc.	(4)(6)(20)	SOFR + 9.50%	13.96% (incl. 3.00% PIK)	10/15/2024	9/30/2027		227,514	227,477	201,142	0.52
SG Acquisition, Inc.	(4)(7)(10)	SOFR + 4.75%	9.36%	4/3/2024	4/3/2030		216,037	214,226	216,037	0.56
Shelf Bidco Ltd	(4)(6)(10)(18)	SOFR + 5.18%	9.83%	10/17/2024	10/17/2031		943,075	938,496	938,360	2.41
Simplicity Financial Marketing Group Holdings Inc	(4)(6)(7)(10)	SOFR + 5.00%	9.28%	12/31/2024	12/31/2031		45,311	44,737	44,737	0.12
Sparta UK Bidco Ltd	(4)(5)(6)(7)(8)	S + 6.00%	10.70%	9/4/2024	9/25/2031	GBP	36,060	47,359	45,143	0.12
SQ ABS Issuer LLC	(4)(6)(8)	7.80%	7.80%	10/11/2024	10/20/2039		22,278	22,128	22,132	0.06
Tennessee Bidco Limited	(4)(5)(6)(8)	E + 5.25%	8.93% (incl. 2.00% PIK)	7/1/2024	7/1/2031	EUR	4,515	5,662	4,630	0.01
Tennessee Bidco Limited	(4)(6)(8)	S + 5.25%	10.06% (incl. 2.00% PIK)	7/1/2024	7/1/2031	GBP	149,270	200,231	185,002	0.48
Tennessee Bidco Limited	(4)(5)(6)(7)(8)	S + 5.25%	10.06% (incl. 2.00% PIK)	7/1/2024	7/1/2031	GBP	13,550	17,204	16,191	0.04
Tennessee Bidco Limited	(4)(6)(8)	SOFR + 5.25%	10.51% (incl. 2.00% PIK)	7/1/2024	7/1/2031		585,611	570,355	579,755	1.49
Tennessee Bidco Limited	(4)(5)(6)(8)	SOFR + 5.25%	10.51% (incl. 2.00% PIK)	7/1/2024	7/1/2031		29,857	29,565	29,558	0.08
Tennessee Bidco Limited	(4)(5)(6)(8)	E + 5.25%	8.93% (incl. 2.00% PIK)	7/1/2024	7/1/2031	EUR	8,785	9,198	9,009	0.02

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Insurance (continued)
THG Acquisition LLC	(4)(5)(10)	SOFR + 4.75%	9.11%	10/31/2024	10/31/2031		$66,980	$66,327	$66,310	0.17%
THG Acquisition LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.11%	10/31/2024	10/31/2031		555	409	405	0.00
TIH Insurance Holdings, LLC.	(7)(8)	SOFR + 2.75%	7.08%	12/6/2024	5/6/2031		17,652	17,263	17,659	0.05
USI, Inc.	(8)	SOFR + 2.25%	6.58%	12/23/2024	11/22/2029		8,824	8,824	8,820	0.02
USI, Inc.	(8)	SOFR + 2.25%	6.58%	12/23/2024	9/29/2030		1,975	1,975	1,975	0.01
World Insurance Associates, LLC	(4)(11)	SOFR + 6.00%	10.33%	10/20/2023	4/3/2028		42,900	42,274	42,900	0.11
World Insurance Associates, LLC	(4)(5)(7)(11)	SOFR + 5.75%	10.08%	10/20/2023	4/3/2028		36,682	35,976	36,516	0.09

								4,799,519	4,784,853	12.32
Interactive Media & Services
North Haven Ushc Acquisition Inc	(4)(5)(11)	SOFR + 5.00%	9.43%	8/28/2024	10/30/2027		12,501	12,334	12,376	0.03
North Haven Ushc Acquisition Inc	(4)(5)(11)	SOFR + 5.00%	9.63%	8/28/2024	10/30/2027		7,318	7,220	7,245	0.02
North Haven Ushc Acquisition Inc	(4)(5)(11)	SOFR + 5.00%	9.78%	8/28/2024	10/30/2027		3,114	3,072	3,082	0.01
North Haven Ushc Acquisition Inc	(4)(5)(7)(11)	SOFR + 5.00%	9.61%	8/28/2024	10/30/2027		4,498	4,265	4,260	0.01
North Haven Ushc Acquisition Inc	(4)(5)(11)	SOFR + 5.00%	9.43%	8/28/2024	10/30/2027		3,622	3,574	3,586	0.01
North Haven Ushc Acquisition Inc	(4)(11)	SOFR + 5.00%	9.63%	8/28/2024	10/30/2027		22,298	22,000	22,075	0.06
North Haven Ushc Acquisition Inc	(4)(5)(7)(11)	SOFR + 5.00%	9.72%	8/28/2024	10/30/2027		8,292	8,063	8,121	0.02
Project Boost Purchaser, LLC	(8)	SOFR + 3.50%	8.15%	7/16/2024	7/16/2031		7,612	7,602	7,676	0.02
Speedster Bidco GmbH	(6)(9)	SOFR + 3.50%	8.15%	10/17/2024	12/10/2031		20,321	20,270	20,401	0.05
Speedster Bidco GmbH	(4)(6)(7)(8)	E + 2.50%	5.66%	10/17/2024	12/10/2031	EUR	33,908	36,158	35,252	0.09

								124,558	124,074	0.32
Internet & Direct Marketing Retail
Hoya Midco, LLC	(6)(9)	SOFR + 3.00%	7.59%	2/3/2022	2/3/2029		9,472	9,442	9,579	0.02
Identity Digital, Inc.	(4)(11)	SOFR + 5.25%	9.74%	1/7/2021	12/29/2027		501,124	500,185	501,124	1.29
Prodege International Holdings, LLC	(4)(10)	SOFR + 5.75%	10.10%	12/15/2021	12/15/2027		550,366	545,688	535,231	1.38

								1,055,315	1,045,934	2.69
IT Services
Ahead DB Holdings, LLC	(10)	SOFR + 3.50%	7.83%	8/2/2024	2/1/2031		2,518	2,515	2,538	0.01
AI Altius Luxembourg S.à r.l.	(4)(5)(8)	9.75%	9.75% PIK	12/21/2021	12/21/2029		28,353	27,994	28,211	0.07
AI Altius US Bidco, Inc.	(4)(7)(10)	SOFR + 4.75%	9.03%	5/21/2024	12/21/2028		245,269	242,868	245,269	0.63
Allium Buyer, LLC	(4)(7)(11)	SOFR + 5.00%	9.59%	5/2/2023	5/2/2030		1,580	1,539	1,573	0.00
Dcert Buyer, Inc.	(8)	SOFR + 4.00%	8.36%	1/7/2021	10/16/2026		19,304	19,315	18,594	0.05
Fern Bidco Ltd	(4)(5)(6)(8)	S + 5.25%	9.96%	7/1/2024	7/3/2031	GBP	40,356	50,079	49,890	0.13

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
IT Services (continued)
Fern Bidco Ltd	(4)(5)(6)(7)(8)	S + 5.25%	9.96%	7/1/2024	7/3/2031	GBP	4,414	$5,438	$5,224	0.01%
Infostretch Corporation	(4)(10)	SOFR + 5.75%	10.23%	4/1/2022	4/1/2028		178,425	176,494	165,935	0.43
Inovalon Holdings, Inc.	(4)(10)	SOFR + 5.75%	10.63%	11/24/2021	11/24/2028		1,010,558	997,606	1,010,558	2.60
Inovalon Holdings, Inc.	(4)(10)	SOFR + 5.75%	10.67%	11/24/2021	11/24/2028		77,157	76,061	77,157	0.20
KEN Bidco Ltd	(4)(5)(6)(10)	S + 6.00%	10.82% (incl. 2.50% PIK)	5/3/2024	8/3/2028	GBP	14,008	17,141	17,318	0.04
Monterey Financing, S.à r.l.	(4)(6)(8)	CI + 6.00%	8.70%	9/28/2022	9/28/2029	DKK	560,750	72,642	77,891	0.20
Monterey Financing, S.à r.l.	(4)(6)(9)	N + 6.00%	10.70%	9/28/2022	9/28/2029	NOK	599,094	54,853	52,629	0.14
Monterey Financing, S.à r.l.	(4)(6)(8)	ST + 6.00%	8.55%	9/28/2022	9/28/2029	SEK	243,186	21,364	21,980	0.06
Monterey Financing, S.à r.l.	(4)(6)(8)	E + 6.00%	8.72%	9/28/2022	9/28/2029	EUR	110,819	106,566	114,792	0.30
Newfold Digital Holdings Group Inc	(11)	SOFR + 3.50%	8.14%	2/10/2021	2/10/2028		44,153	43,975	37,861	0.10
Park Place Technologies, LLC	(4)(10)	SOFR + 5.25%	9.61%	3/25/2024	3/25/2031		545,433	541,133	544,070	1.40
Park Place Technologies, LLC	(4)(5)(7)(10)	SOFR + 5.25%	9.59%	3/25/2024	3/25/2030		18,403	17,463	17,814	0.05
Razor Holdco, LLC	(4)(10)	SOFR + 5.75%	10.44%	10/25/2021	10/25/2027		185,464	183,723	185,464	0.48
Red River Technology, LLC	(4)(11)	SOFR + 6.00%	10.74%	5/26/2021	5/26/2027		146,286	145,264	139,703	0.36
Redwood Services Group, LLC	(4)(10)	SOFR + 6.25%	10.68%	6/15/2022	6/15/2029		62,103	61,153	62,103	0.16
Redwood Services Group, LLC	(4)(5)(7)(10)	SOFR + 5.75%	10.18%	2/5/2024	6/15/2029		5,447	5,357	5,394	0.01
Turing Holdco, Inc.	(4)(6)(8)	E + 6.00%	9.72% (incl. 2.50% PIK)	10/14/2021	9/28/2028	EUR	17,168	19,509	17,561	0.05
Turing Holdco, Inc.	(4)(6)(8)	E + 6.00%	9.33% (incl. 2.50% PIK)	10/14/2021	8/3/2028	EUR	6,541	7,499	6,691	0.02
Turing Holdco, Inc.	(4)(6)(8)	SOFR + 6.00%	10.93% (incl. 2.50% PIK)	10/14/2021	10/16/2028		6,627	6,941	6,544	0.02
Turing Holdco, Inc.	(4)(6)(8)	SOFR + 6.00%	10.75% (incl. 2.50% PIK)	10/14/2021	9/28/2028		13,315	13,111	13,149	0.03
Turing Holdco, Inc.	(4)(5)(6)(7)(10)	S + 6.00%	10.82% (incl. 2.50% PIK)	5/3/2024	8/3/2028	GBP	23,550	28,815	29,113	0.07
Turing Holdco, Inc.	(4)(6)(7)(10)	SOFR + 6.00%	10.61% (incl. 2.50% PIK)	5/3/2024	8/3/2028		31,297	30,506	30,906	0.08
Virtusa Corp.	(10)	SOFR + 3.25%	7.61%	6/21/2024	2/15/2029		14,863	14,880	14,986	0.04

								2,991,804	3,000,918	7.74

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Life Sciences Tools & Services
Creek Parent Inc.	(4)(7)(10)	SOFR + 5.25%	9.63%	12/17/2024	12/18/2031		$133,351	$130,696	$130,682	0.34%
Falcon Parent Holdings, Inc.	(4)(5)(7)(10)	SOFR + 5.00%	9.53%	11/6/2024	11/6/2031		83,598	81,466	81,921	0.21
Jupiter Bidco Limited	(4)(6)(7)(9)	E + 6.25%	8.93%	8/5/2022	8/27/2029	EUR	5,922	2,349	4,380	0.01
Jupiter Bidco Limited	(4)(6)(10)	SOFR + 6.25%	10.58%	8/5/2022	8/27/2029		88,177	86,420	71,864	0.18
LSCS Holdings, Inc.	(9)	SOFR + 4.50%	8.86%	12/16/2021	12/16/2028		7,927	7,904	7,992	0.02
Packaging Coordinators Midco, Inc.	(10)	SOFR + 3.25%	7.84%	5/28/2024	11/30/2027		1,853	1,853	1,863	0.00
PAREXEL International Inc/Wilmington	(9)	SOFR + 3.00%	7.36%	7/25/2024	11/15/2028		1,893	1,893	1,909	0.00

								312,581	300,611	0.76
Machinery
Chart Industries, Inc.	(6)(9)	SOFR + 2.50%	7.09%	7/2/2024	3/16/2030		5,300	5,300	5,327	0.01
Crosby US Acquisition Corp.	(9)	SOFR + 3.50%	8.07%	9/16/2024	8/16/2029		405	411	410	0.00
LSF11 Trinity Bidco, Inc.	(4)(8)	SOFR + 3.00%	7.37%	12/11/2024	6/14/2030		1,061	1,061	1,070	0.00
MHE Intermediate Holdings, LLC	(4)(7)(11)	SOFR + 6.00%	10.74%	7/21/2021	7/21/2027		5,755	5,699	5,723	0.01
MHE Intermediate Holdings, LLC	(4)(5)(11)	SOFR + 6.50%	11.17%	12/20/2022	7/21/2027		229	226	228	0.00
MHE Intermediate Holdings, LLC	(4)(5)(11)	SOFR + 6.25%	10.99%	8/30/2022	7/21/2027		228	225	227	0.00
Pro Mach Group, Inc.	(11)	SOFR + 3.50%	7.86%	9/3/2024	8/31/2028		6,895	6,895	6,964	0.02
SPX Flow, Inc.	(9)	SOFR + 3.00%	7.36%	6/6/2024	4/5/2029		8,651	8,651	8,734	0.02
TK Elevator U.S. Newco, Inc.	(6)(9)	SOFR + 3.50%	8.59%	3/14/2024	4/30/2030		17,495	17,456	17,644	0.05
Victory Buyer, LLC	(9)	SOFR + 3.75%	8.22%	11/19/2021	11/19/2028		26,143	26,007	25,732	0.07

								71,931	72,059	0.18
Marine
Armada Parent, Inc.	(4)(7)(10)	SOFR + 5.75%	10.36%	10/29/2021	10/29/2027		229,234	226,849	229,234	0.59
Kattegat Project Bidco AB	(4)(5)(6)(7)(8)	E + 6.00%	8.72%	3/20/2024	4/7/2031	EUR	51,768	54,732	53,478	0.14
Kattegat Project Bidco AB	(4)(5)(6)(8)	SOFR + 6.00%	10.33%	3/20/2024	4/7/2031		4,522	4,421	4,522	0.01

								286,002	287,234	0.74
Media
Bimini Group Purchaser Inc.	(4)(10)	SOFR + 5.25%	9.76%	4/26/2024	4/26/2031		207,125	205,256	207,125	0.53
Bimini Group Purchaser Inc.	(4)(5)(7)(10)	SOFR + 5.25%	9.81%	4/26/2024	4/26/2031		8,555	7,837	8,140	0.02
Digital Media Solutions, LLC	(6)(10)(17)	SOFR + 11.00%	15.47% PIK	5/25/2021	5/25/2026		27,875	25,347	3,484	0.01
Digital Media Solutions, LLC	(4)(5)(6)(10)	SOFR + 8.00%	13.61% (incl. 7.00% PIK)	4/17/2024	2/25/2026		2,864	2,864	2,864	0.01
Digital Media Solutions, LLC	(4)(5)(6)(14)	SOFR + 8.00%	13.10% (incl. 7.00% PIK)	9/13/2024	1/29/2025		4,027	4,027	4,027	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Media (continued)
Digital Media Solutions, LLC	(4)(6)(10)(17)	SOFR + 11.00%	15.47% PIK	4/17/2024	5/25/2026		$8,510	$7,849	$1,485	0.00%
McGraw-Hill Education, Inc.	(9)	SOFR + 4.00%	8.33%	8/6/2024	8/6/2031		11,658	11,631	11,805	0.03
Radiate Holdco, LLC	(10)	SOFR + 3.25%	7.72%	11/1/2021	9/25/2026		28,190	28,169	24,728	0.06
Sunrise Financing Partnership	(6)(8)	SOFR + 2.93%	7.44%	4/20/2021	1/31/2029		3,042	3,010	3,062	0.01

								295,990	266,720	0.68
Metals & Mining
American Rock Salt Co LLC	(5)(10)	SOFR + 4.00%	8.78%	6/11/2021	6/9/2028		9,293	9,287	8,458	0.02
American Rock Salt Co LLC	(5)(7)(14)	SOFR + 7.00%	11.78%	9/19/2024	6/9/2028		2,033	1,872	2,080	0.01
SCIH Salt Holdings, Inc.	(10)	SOFR + 3.00%	7.35%	4/29/2021	1/31/2029		15,747	15,725	15,809	0.04

								26,884	26,347	0.07
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance Inc.	(4)(6)(10)	SOFR + 5.25%	9.77%	8/30/2024	8/15/2028		32,934	32,690	32,934	0.08
Freeport LNG Investments, LLLP	(9)	SOFR + 3.50%	8.38%	12/21/2021	12/21/2028		34,814	34,759	35,023	0.09
KKR Alberta Midstream Finance Inc.	(4)(6)(10)	SOFR + 5.25%	9.77%	8/30/2024	8/15/2028		17,916	17,778	17,916	0.05

								85,227	85,873	0.22
Paper & Forest Products
Profile Products, LLC	(4)(10)	SOFR + 5.75%	10.29%	11/12/2021	11/12/2027		62,590	62,067	60,713	0.16
Profile Products, LLC	(4)(5)(7)(10)	P + 4.50%	12.50%	11/12/2021	11/12/2027		2,776	2,684	2,480	0.01
Profile Products, LLC	(4)(5)(7)(10)	P + 4.50%	12.00%	11/12/2021	11/12/2027		390	342	177	0.00

								65,093	63,370	0.17
Pharmaceuticals
Dechra Finance US LLC	(6)(8)	SOFR + 3.25%	7.72%	12/3/2024	12/3/2031		5,000	5,044	5,030	0.01
Dechra Pharmaceuticals Holdings Ltd.	(4)(5)(6)(7)(8)	E + 6.25%	9.89%	1/23/2024	1/24/2031	EUR	97,791	104,445	101,143	0.26
Dechra Pharmaceuticals Holdings Ltd.	(4)(5)(6)(7)(10)	SOFR + 6.25%	11.39%	1/23/2024	1/24/2031		1,083	919	919	0.00
Doc Generici (Diocle S.p.A.)	(4)(5)(6)(7)(8)	E + 5.50%	9.36%	10/11/2022	10/27/2028	EUR	60,136	58,421	62,224	0.16
Eden Acquisitionco Ltd.	(4)(6)(7)(10)	SOFR + 6.25%	10.53%	11/2/2023	11/18/2030		108,046	105,699	107,950	0.28
Gusto Sing Bidco Pte Ltd.	(4)(5)(6)(7)(10)	BB + 4.75%	9.46%	11/15/2024	11/15/2031	AUD	1,000	643	612	0.00
Padagis, LLC	(6)(9)	SOFR + 4.75%	9.60%	7/6/2021	7/6/2028		26,818	26,786	24,919	0.06
Rhea Parent, Inc.	(4)(10)	SOFR + 4.75%	9.10%	12/20/2024	12/20/2030		201,854	199,459	201,854	0.52

								501,416	504,651	1.29
Professional Services
ALKU, LLC	(4)(10)	SOFR + 6.25%	10.50%	5/23/2023	5/23/2029		54,853	53,872	54,853	0.14
ALKU, LLC	(4)(10)	SOFR + 5.50%	9.75%	2/21/2024	5/23/2029		4,963	4,880	4,938	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Professional Services (continued)
Apex Companies, LLC	(4)(11)	SOFR + 5.25%	9.84%	1/31/2023	1/31/2028	$1,605	$1,578	$1,593	0.00%
Apex Companies, LLC	(4)(5)(11)	SOFR + 5.25%	9.76%	3/15/2024	1/31/2028	736	721	731	0.00
Apex Companies, LLC	(4)(5)(11)	SOFR + 5.25%	9.84%	1/31/2023	1/31/2028	366	360	364	0.00
Apex Companies, LLC	(4)(5)(11)	SOFR + 5.25%	9.76%	8/28/2024	1/31/2028	10,215	10,078	10,139	0.03
Apex Companies, LLC	(4)(5)(7)(11)	SOFR + 5.25%	9.76%	8/28/2024	1/31/2028	2,794	2,517	2,521	0.01
APFS Staffing Holdings, Inc.	(9)	SOFR + 4.25%	8.61%	12/29/2021	12/29/2028	6,084	6,062	6,129	0.02
Artisan Acquisitionco, Ltd.	(4)(6)(7)(8)	SOFR + 5.00%	9.33%	9/23/2024	9/30/2031	392,805	384,709	385,385	0.99
Baker Tilly Advisory Group LP	(4)(7)(10)	SOFR + 4.75%	9.11%	6/3/2024	6/3/2031	176,325	173,211	176,125	0.45
Cast & Crew Payroll, LLC	(9)	SOFR + 3.75%	8.11%	12/30/2021	12/29/2028	11,571	11,490	11,243	0.03
CFGI Holdings, LLC	(4)(7)(10)	SOFR + 4.50%	8.86%	11/2/2021	11/2/2027	20,776	20,391	20,377	0.05
Chronicle Bidco, Inc.	(4)(5)(11)	SOFR + 6.25%	10.76%	5/19/2022	5/18/2029	2,877	2,877	2,877	0.01
Chronicle Bidco, Inc.	(4)(11)	SOFR + 6.25%	10.76%	5/19/2022	5/18/2029	41,762	41,523	41,762	0.11
Chronicle Bidco, Inc.	(4)(5)(7)(11)	SOFR + 6.25%	10.76%	3/26/2024	5/18/2029	1,422	1,294	1,290	0.00
Cisive Holdings Corp.	(4)(7)(11)	SOFR + 5.75%	10.18%	12/8/2021	12/8/2028	33,601	33,486	33,008	0.08
Claims Automation Intermediate 2, LLC	(4)(10)	SOFR + 4.50%	8.89%	12/16/2021	12/16/2027	44,458	44,020	44,458	0.11
Claims Automation Intermediate 2, LLC	(4)(5)(10)	SOFR + 4.50%	9.11%	12/16/2021	12/16/2027	68,350	67,676	68,350	0.18
Clearview Buyer, Inc.	(4)(7)(10)	SOFR + 5.35%	9.68%	8/26/2021	8/26/2027	118,495	117,371	118,495	0.30
CRCI Longhorn Holdings Inc.	(4)(7)(10)	SOFR + 5.00%	9.36%	8/27/2024	8/27/2031	64,147	63,458	63,743	0.16
CRCI Longhorn Holdings Inc.	(4)(5)(7)(10)	SOFR + 5.00%	9.36%	8/27/2024	8/27/2031	4,999	4,894	4,944	0.01
Cumming Group, Inc.	(4)(11)	SOFR + 5.25%	9.50%	5/26/2021	11/16/2027	196,035	194,316	196,035	0.50
Cumming Group, Inc.	(4)(7)(11)	SOFR + 5.25%	9.50%	11/18/2022	11/16/2027	38,413	37,761	38,357	0.10
Deerfield Dakota Holding, LLC	(11)	SOFR + 3.75%	8.08%	1/7/2021	4/9/2027	84,377	84,164	82,716	0.21
Eisner Advisory Group, LLC	(9)	SOFR + 4.00%	8.36%	2/28/2024	2/28/2031	997	1,012	1,010	0.00
Eliassen Group, LLC	(4)(10)	SOFR + 5.75%	10.08%	4/14/2022	4/14/2028	67,055	66,515	65,378	0.17
Emerald US, Inc.	(6)(8)	SOFR + 3.75%	8.34%	1/7/2021	7/12/2028	3,809	3,807	3,859	0.01
EP Purchaser, LLC	(9)	SOFR + 3.50%	8.09%	11/4/2021	11/6/2028	9,449	9,319	9,427	0.02
G&A Partners Holding Company II, LLC	(4)(9)	SOFR + 5.50%	10.01%	3/1/2024	3/1/2031	60,191	59,131	60,191	0.15
G&A Partners Holding Company II, LLC	(4)(5)(7)(9)	SOFR + 5.50%	10.01%	3/1/2024	3/1/2030	2,355	1,990	2,116	0.01
Guidehouse, Inc.	(4)(10)	SOFR + 5.75%	10.11% (incl. 2.00% PIK)	10/15/2021	12/16/2030	1,241,858	1,233,060	1,241,858	3.20
IG Investments Holdings, LLC	(4)(7)(10)	SOFR + 5.00%	9.57%	11/1/2024	9/22/2028	578,644	573,348	578,644	1.49
Inmar, Inc.	(11)	SOFR + 5.00%	9.51%	6/21/2023	10/30/2031	24,938	24,815	25,050	0.06
Kwor Acquisition, Inc.	(4)(5)(11)(17)	P + 4.25%	12.25%	6/22/2022	12/22/2028	1,389	1,378	1,121	0.00
Kwor Acquisition, Inc.	(4)(5)(11)(17)	P + 4.25%	12.25%	12/22/2021	12/22/2027	12,195	12,105	9,848	0.03

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Professional Services (continued)
Legacy Intermediate, LLC	(4)(10)	SOFR + 5.75%	10.41%	2/25/2022	2/25/2028		$120,576	$119,325	$120,576	0.31%
Legacy Intermediate, LLC	(4)(9)	SOFR + 5.75%	10.43%	12/22/2023	2/25/2028		23,224	22,864	23,224	0.06
Lereta, LLC	(10)	SOFR + 5.25%	9.72%	7/30/2021	7/30/2028		28,859	28,711	25,786	0.07
Mantech International CP	(4)(7)(10)	SOFR + 5.00%	9.59%	4/12/2024	9/14/2029		899,105	886,111	897,905	2.31
Mercury Bidco Globe Limited	(4)(5)(6)(7)(8)	S + 6.00%	10.70%	1/18/2024	1/31/2031	GBP	80,581	100,467	100,596	0.26
Mercury Borrower, Inc.	(8)	SOFR + 3.00%	7.36%	12/13/2024	8/2/2028		40,817	40,817	41,225	0.11
Minotaur Acquisition, Inc.	(4)(7)(11)	SOFR + 5.00%	9.36%	5/10/2024	5/10/2030		115,362	112,950	114,653	0.30
MPG Parent Holdings, LLC	(4)(11)	SOFR + 5.00%	9.33%	1/8/2024	1/8/2030		18,121	17,816	18,121	0.05
MPG Parent Holdings, LLC	(4)(5)(7)(11)	SOFR + 5.00%	9.51%	1/8/2024	1/8/2030		4,449	4,299	4,410	0.01
Oxford Global Resources Inc	(4)(11)	SOFR + 6.00%	10.28%	8/17/2021	8/17/2027		92,881	92,068	92,881	0.24
Oxford Global Resources Inc	(4)(5)(7)(11)	SOFR + 6.00%	10.48%	8/17/2021	8/17/2027		8,728	8,590	8,728	0.02
Oxford Global Resources Inc	(4)(5)(9)	SOFR + 6.00%	10.63%	6/6/2024	8/17/2027		9,924	9,745	9,924	0.03
Pavion Corp.	(4)(6)(10)	SOFR + 5.75%	10.34%	10/30/2023	10/30/2030		117,100	115,150	116,514	0.30
Pavion Corp.	(4)(5)(6)(7)(10)	SOFR + 5.75%	10.38%	10/30/2023	10/30/2030		23,767	23,339	23,610	0.06
Petrus Buyer Inc	(4)(10)	SOFR + 5.25%	9.90%	10/17/2022	10/17/2029		35,615	34,884	35,615	0.09
Petrus Buyer Inc	(4)(5)(7)(10)	SOFR + 5.25%	9.75%	10/17/2022	10/17/2029		6,359	6,072	6,286	0.02
Plano HoldCo Inc	(4)(8)	SOFR + 3.50%	7.83%	12/11/2024	10/1/2031		1,000	1,019	1,010	0.00
Polyconcept Investments B.V.	(10)	SOFR + 5.50%	9.83%	5/20/2022	5/18/2029		24,290	23,985	23,774	0.06
Sedgwick Claims Management Services, Inc.	(6)(8)	SOFR + 3.00%	7.59%	2/24/2023	7/31/2031		5,172	5,132	5,210	0.01
Soliant Lower Intermediate, LLC	(7)(8)	SOFR + 3.75%	8.11%	7/18/2024	7/18/2031		50,286	46,679	49,584	0.13
STV Group, Inc.	(4)(10)	SOFR + 5.00%	9.36%	3/20/2024	3/20/2031		58,396	57,359	58,396	0.15
STV Group, Inc.	(4)(5)(7)(10)	P + 4.00%	12.50%	3/20/2024	3/20/2030		1,681	1,327	1,513	0.00
The North Highland Co LLC	(4)(10)	SOFR + 4.75%	9.12%	12/20/2024	12/20/2031		92,340	91,422	91,417	0.24
The North Highland Co LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.10%	12/20/2024	12/20/2030		5,072	4,643	4,641	0.01
Thevelia US, LLC	(6)(9)	SOFR + 3.25%	7.58%	7/29/2024	6/18/2029		33,776	33,776	34,022	0.09
Trinity Air Consultants Holdings Corp.	(4)(10)	SOFR + 5.25%	9.76%	6/29/2021	6/29/2028		24,735	24,542	24,735	0.06
Trinity Air Consultants Holdings Corp.	(4)(7)(10)	SOFR + 5.25%	10.04%	6/29/2021	6/29/2028		53,742	52,995	53,742	0.14
Trinity Partners Holdings, LLC	(4)(7)(11)(18)	SOFR + 6.24%	10.70%	12/21/2021	12/21/2028		380,454	375,425	379,310	0.98

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Professional Services (continued)
Victors CCC Buyer, LLC	(4)(7)(10)	SOFR + 4.75%	9.13%	6/1/2022	6/1/2029		$151,099	$149,075	$151,099	0.39%
West Monroe Partners, LLC	(4)(7)(10)	SOFR + 4.75%	9.15%	11/9/2021	11/8/2028		715,205	706,891	708,053	1.82
West Monroe Partners, LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.12%	12/18/2024	11/8/2028		24,439	24,197	24,194	0.06
YA Intermediate Holdings II, LLC	(4)(5)(10)	SOFR + 5.00%	9.59%	10/1/2024	10/1/2031		44,304	43,936	43,901	0.11
YA Intermediate Holdings II, LLC	(4)(5)(7)(10)	P + 4.00%	11.50%	10/1/2024	10/1/2031		457	277	270	0.00

								6,615,077	6,663,860	17.13
Real Estate Management & Development
Castle Management Borrower, LLC	(4)(7)(11)	SOFR + 5.50%	9.83%	11/3/2023	11/3/2029		33,000	32,534	33,000	0.08
Community Management Holdings Midco 2 LLC	(4)(5)(10)	SOFR + 5.00%	9.57%	11/1/2024	11/1/2031		58,866	58,004	57,983	0.15
Community Management Holdings Midco 2 LLC	(4)(5)(7)(10)	SOFR + 5.00%	9.57%	11/1/2024	11/1/2031		2,747	2,431	2,423	0.01
Cushman & Wakefield US Borrower, LLC	(4)(6)(9)	SOFR + 3.00%	7.36%	6/18/2024	1/31/2030		7,443	7,443	7,480	0.02
Cushman & Wakefield US Borrower, LLC	(4)(6)(9)	SOFR + 3.25%	7.61%	9/25/2024	1/31/2030		1,600	1,600	1,620	0.00
Neptune BidCo SAS	(4)(5)(6)(7)(8)	E + 5.25%	8.31%	3/28/2024	4/1/2031	EUR	6,495	6,863	6,525	0.02
Odevo AB	(4)(5)(6)(8)	ST + 5.50%	8.06%	10/31/2024	12/31/2030	SEK	601,705	54,310	54,113	0.14
Odevo AB	(4)(5)(6)(7)(8)	E + 5.50%	8.37%	10/31/2024	12/31/2030	EUR	1,236	965	799	0.00
Odevo AB	(4)(5)(6)(8)	S + 5.50%	10.20%	10/31/2024	12/31/2030	GBP	28,090	35,411	34,990	0.09
Odevo AB	(4)(6)(8)	SOFR + 5.50%	9.89%	10/31/2024	12/31/2030		143,644	143,180	142,926	0.37
Phoenix Strategy S.à r.l.	(4)(6)(8)	S + 2.75%	7.45%	10/2/2024	10/2/2028	GBP	53,099	69,518	65,810	0.17
Phoenix Strategy S.à r.l.	(4)(6)(8)	E + 2.75%	5.77%	10/2/2024	10/2/2028	EUR	50,089	53,597	51,365	0.13
Phoenix Strategy S.à r.l.	(4)(6)(8)	E + 2.75%	5.92%	10/2/2024	10/2/2028	EUR	140,261	153,364	144,170	0.37
Progress Residential PM Holdings, LLC	(4)(10)	SOFR + 5.50%	9.96%	2/16/2021	8/8/2030		79,357	78,261	79,357	0.20
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR + 5.50%	9.96%	7/26/2022	8/8/2030		15,205	14,942	15,205	0.04

								712,423	697,766	1.79
Software
Abacus Holdco 2 Oy	(4)(5)(6)(7)(8)	E + 4.75%	7.97%	10/11/2024	10/10/2031	EUR	727	789	748	0.00
AI Titan Parent Inc.	(4)(7)(10)	SOFR + 4.75%	9.11%	8/29/2024	8/29/2031		$110,274	108,990	109,751	0.28
Analytic Partners LP	(4)(7)(10)	SOFR + 4.75%	9.11%	4/4/2022	4/4/2030		21,250	20,972	21,054	0.05
Analytic Partners LP	(4)(5)(10)	SOFR + 4.75%	9.13%	12/17/2024	4/4/2030		12,065	11,975	11,975	0.03
Anaplan, Inc.	(4)(5)(10)	SOFR + 5.25%	9.58%	4/25/2024	6/21/2029		200	198	200	0.00
Anaplan, Inc.	(4)(7)(10)	SOFR + 5.25%	9.58%	6/21/2022	6/21/2029		537,534	530,117	537,534	1.38

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Aptean Inc.	(4)(10)	SOFR + 5.00%	9.51%	1/29/2024	1/29/2031		$43,464	$43,106	$43,464	0.11%
Aptean Inc.	(4)(5)(7)(10)	SOFR + 5.00%	9.51%	1/29/2024	1/29/2031		710	666	700	0.00
Armstrong Bidco Limited	(4)(6)(8)	S + 5.25%	9.95%	6/2/2022	6/28/2029	GBP	478,945	574,139	587,599	1.51
Arnhem BidCo GmbH	(4)(6)(7)(8)	E + 4.75%	7.91%	9/18/2024	10/1/2031	EUR	229,680	252,180	235,264	0.61
AuditBoard Inc.	(4)(7)(10)	SOFR + 4.75%	9.08%	7/12/2024	7/12/2031		80,730	79,655	79,577	0.20
Avalara Inc.	(4)(7)(10)	SOFR + 6.25%	10.58%	10/19/2022	10/19/2028		23,077	22,675	23,077	0.06
Azurite Intermediate Holdings Inc.	(4)(7)(10)	SOFR + 6.50%	10.86%	3/19/2024	3/19/2031		61,560	60,650	61,560	0.16
Bayshore Intermediate #2 LP	(4)(7)(10)	SOFR + 6.25%	10.77% (incl. 3.38% PIK)	11/8/2024	10/1/2028		314,887	314,401	314,763	0.81
BlueCat Networks USA, Inc.	(4)(10)	SOFR + 6.00%	10.39% (incl. 1.00% PIK)	8/8/2022	8/8/2028		69,876	69,068	69,526	0.18
BlueCat Networks USA, Inc.	(4)(10)	SOFR + 6.00%	10.39% (incl. 1.00% PIK)	8/8/2022	8/8/2028		12,274	12,132	12,213	0.03
BlueCat Networks USA, Inc.	(4)(5)(10)	SOFR + 6.00%	10.39% (incl. 1.00% PIK)	8/8/2022	8/8/2028		8,477	8,392	8,435	0.02
BlueCat Networks USA, Inc.	(4)(5)(10)	SOFR + 6.00%	10.39% (incl. 1.00% PIK)	10/25/2024	8/8/2028		56,752	55,944	56,469	0.15
Bluefin Holding, LLC	(4)(7)(11)	SOFR + 6.25%	10.64%	9/12/2023	9/12/2029		54,582	53,469	54,434	0.14
Boxer Parent Company, Inc.	(8)	SOFR + 3.75%	8.34%	7/30/2024	7/30/2031		15,431	15,401	15,578	0.04
Brave Parent Holdings, Inc.	(4)(7)(10)	SOFR + 5.00%	9.36%	11/28/2023	11/28/2030		500,268	495,547	499,866	1.29
Caribou Bidco Ltd	(4)(5)(6)(7)(8)	S + 5.00%	9.70%	7/2/2024	2/1/2029	GBP	198,859	252,343	248,811	0.64
CB Nike Holdco LLC	(4)(7)(11)	SOFR + 4.50%	9.02%	11/25/2024	11/26/2029		66,711	64,757	64,710	0.17
CDK Global Inc.	(8)	SOFR + 3.25%	7.58%	5/16/2024	7/6/2029		4,972	4,972	4,913	0.01
Cloud Software Group, Inc.	(9)	SOFR + 3.50%	7.83%	11/25/2024	3/30/2029		5,558	5,558	5,581	0.01
Cloud Software Group, Inc.	(9)	SOFR + 3.75%	8.08%	11/4/2024	3/21/2031		2,600	2,600	2,612	0.01
Cloudera, Inc.	(9)	SOFR + 3.75%	8.21%	10/8/2021	10/8/2028		35,071	34,801	35,044	0.09
Confine Visual Bidco	(4)(6)(8)	SOFR + 5.75%	10.06%	2/23/2022	2/23/2029		257,960	253,409	208,303	0.54
Confine Visual Bidco	(4)(6)(8)	SOFR + 5.75%	10.06%	3/11/2022	2/23/2029		6,159	6,045	4,973	0.01
Conga Corp.	(10)	SOFR + 3.50%	8.09%	8/8/2024	5/8/2028		11,509	11,509	11,625	0.03
Connatix Buyer, Inc.	(4)(10)	SOFR + 5.50%	10.39%	7/14/2021	7/14/2027		106,766	105,865	104,630	0.27
Connatix Buyer, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	10.41%	7/14/2021	7/14/2027		4,367	4,229	4,041	0.01
Connatix Buyer, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	10.40%	10/9/2024	7/14/2027		5,248	5,093	5,073	0.01
ConnectWise, LLC	(9)	SOFR + 3.50%	8.09%	9/30/2021	9/29/2028		28,031	27,984	28,250	0.07
Cornerstone OnDemand, Inc.	(9)	SOFR + 3.75%	8.22%	10/15/2021	10/16/2028		26,865	26,803	23,722	0.06
Cornerstone OnDemand, Inc.	(4)(11)	SOFR + 6.00%	10.38%	9/7/2023	10/16/2028		34,474	33,690	34,043	0.09
Coupa Software Inc.	(4)(6)(7)(10)	SOFR + 5.50%	10.09%	2/27/2023	2/27/2030		1,827	1,790	1,825	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Crewline Buyer, Inc.	(4)(7)(11)	SOFR + 6.75%	11.11%	11/8/2023	11/8/2030		$122,658	$119,824	$121,983	0.31%
Delta Topco, Inc.	(8)	SOFR + 3.50%	8.20%	5/1/2024	12/1/2029		78,598	78,470	79,311	0.20
Denali Bidco Ltd.	(4)(5)(6)(7)(10)	S + 5.75%	10.45%	8/29/2023	8/29/2030	GBP	14,404	17,779	18,030	0.05
Denali Bidco Ltd.	(4)(5)(6)(8)	E + 5.75%	8.43%	8/29/2023	8/29/2030	EUR	4,174	4,420	4,324	0.01
Denali Bidco Ltd.	(4)(5)(6)(8)	E + 5.25%	7.93%	2/28/2024	8/29/2030	EUR	263	276	273	0.00
Denali Bidco Ltd.	(4)(5)(6)(9)	E + 5.75%	8.43%	2/28/2024	8/29/2030	EUR	5,845	6,236	6,055	0.02
Diligent Corp.	(4)(7)(10)	SOFR + 5.00%	10.09%	4/30/2024	8/2/2030		173,460	172,062	173,085	0.45
Diligent Corp.	(4)(10)	SOFR + 5.00%	10.09%	4/30/2024	8/2/2030		29,736	29,588	29,736	0.08
Discovery Education, Inc.	(4)(10)	SOFR + 6.75%	11.48% (incl. 6.24% PIK)	4/7/2022	4/9/2029		581,392	575,726	489,823	1.26
Discovery Education, Inc.	(4)(5)(7)(10)	SOFR + 5.75%	10.20%	4/7/2022	4/9/2029		38,919	38,277	30,643	0.08
Discovery Education, Inc.	(4)(5)(11)	SOFR + 6.75%	11.38% (incl. 6.19% PIK)	10/3/2023	4/9/2029		65,438	64,824	55,132	0.14
Dropbox Inc.	(4)(5)(6)(10)	SOFR + 2.00%	6.45%	12/10/2024	12/11/2029		250,497	247,484	247,466	0.64
Dropbox Inc.	(4)(5)(6)(7)(10)(18)	SOFR + 6.38%	10.83%	12/10/2024	12/11/2029		333,996	325,844	325,780	0.84
DTI Holdco, Inc.	(7)(10)	SOFR + 4.75%	9.11%	4/26/2022	4/26/2029		24,438	23,719	23,241	0.06
ECI Macola Max Holding, LLC	(6)(10)	SOFR + 3.25%	7.58%	9/20/2024	5/9/2030		5,923	5,923	5,987	0.02
Edison Bidco AS	(4)(5)(6)(7)(8)	E + 5.25%	7.91%	12/18/2024	12/18/2031	EUR	345	353	342	0.00
Elements Finco Ltd.	(4)(5)(6)(8)	S + 5.00%	9.70%	3/27/2024	4/29/2031	GBP	67,590	83,717	83,981	0.22
Elements Finco Ltd.	(4)(5)(6)(8)	SOFR + 4.75%	9.11%	3/27/2024	4/29/2031		21,157	20,932	20,999	0.05
Elements Finco Ltd.	(4)(5)(6)(8)	SOFR + 4.75%	9.44%	4/30/2024	4/29/2031		17,609	17,515	17,477	0.04
Elements Finco Ltd.	(4)(5)(6)(8)	S + 5.00%	9.70%	11/29/2024	4/29/2031	GBP	12,459	15,423	15,481	0.04
Elements Finco Ltd.	(4)(5)(6)(8)	S + 5.00%	9.70%	3/27/2024	4/29/2031	GBP	30,299	37,528	37,647	0.10
Epicor Software Corp.	(10)	SOFR + 2.75%	7.11%	5/30/2024	5/30/2031		5,087	5,073	5,129	0.01
Everbridge Holdings, LLC	(4)(6)(10)	SOFR + 5.00%	9.59%	7/2/2024	7/2/2031		34,815	34,653	34,728	0.09
Everbridge Holdings, LLC	(4)(5)(6)(7)(10)	SOFR + 5.00%	9.59%	7/2/2024	7/2/2031		3,412	3,368	3,381	0.01
Experity, Inc.	(4)(10)	SOFR + 6.00%	10.33% (incl. 3.25% PIK)	7/22/2021	2/24/2028		106,582	105,587	106,582	0.27
Experity, Inc.	(4)(10)	SOFR + 6.00%	10.33% (incl. 3.25% PIK)	2/24/2022	2/24/2028		34,317	33,961	34,317	0.09
Experity, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	9.86%	2/24/2022	2/24/2028		2,306	1,990	2,106	0.01
Flash Charm, Inc.	(10)	SOFR + 3.50%	8.07%	6/11/2024	3/2/2028		51,960	51,956	51,128	0.13
Flexera Software, LLC	(10)	SOFR + 3.00%	7.35%	5/20/2024	3/3/2028		9,787	9,787	9,865	0.03
Gen Digital Inc.	(6)(9)	SOFR + 1.75%	6.11%	6/5/2024	9/12/2029		5,001	5,001	4,991	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Genesys Cloud Services Holdings II, LLC	(10)	SOFR + 3.00%	7.36%	9/26/2024	12/1/2027		$5,756	$5,756	$5,811	0.01%
Genuine Financial Holdings, LLC	(8)	SOFR + 4.00%	8.36%	6/28/2024	9/27/2030		3,970	3,979	4,019	0.01
Gigamon Inc.	(4)(11)	SOFR + 5.75%	10.55%	3/11/2022	3/9/2029		422,846	417,789	396,418	1.02
Gigamon Inc.	(4)(5)(10)	SOFR + 5.75%	10.48%	3/11/2022	3/9/2029		25,774	25,637	24,163	0.06
GovernmentJobs.com, Inc.	(4)(7)(10)	SOFR + 5.00%	9.60%	7/15/2024	12/2/2028		286,318	283,496	285,708	0.74
Granicus Inc.	(4)(10)	SOFR + 5.75%	10.34% (incl. 2.25% PIK)	1/17/2024	1/17/2031		30,571	30,314	30,571	0.08
Granicus Inc.	(4)(5)(7)(10)	SOFR + 5.25%	9.84% (incl. 2.25% PIK)	1/17/2024	1/17/2031		8,244	8,163	8,195	0.02
Graphpad Software, LLC	(4)(10)	SOFR + 4.75%	9.08%	6/28/2024	6/28/2031		143,059	142,064	143,059	0.37
Graphpad Software, LLC	(4)(5)(7)(10)	SOFR + 4.75%	9.08%	6/28/2024	6/28/2031		3,719	3,363	3,482	0.01
GS Acquisitionco Inc	(4)(5)(11)	SOFR + 5.25%	9.58%	3/26/2024	5/25/2028		11,996	11,953	11,936	0.03
GS Acquisitionco Inc	(4)(5)(7)(10)	SOFR + 5.25%	9.59%	3/26/2024	5/25/2028		1,317	1,277	1,276	0.00
Homecare Software Solutions, LLC	(4)(10)	SOFR + 5.55%	9.93% (incl. 2.93% PIK)	6/14/2024	6/14/2031		77,127	76,420	76,742	0.20
Homecare Software Solutions, LLC	(4)(5)(10)	SOFR + 5.55%	9.93% (incl. 2.93% PIK)	6/14/2024	6/14/2031		30,196	29,919	30,045	0.08
Homecare Software Solutions, LLC	(4)(5)(10)	SOFR + 5.55%	9.93% (incl. 2.93% PIK)	9/26/2024	6/14/2031		35,631	35,291	35,453	0.09
HS Purchaser, LLC	(10)	SOFR + 4.00%	8.69%	6/23/2021	11/19/2026		23,553	23,558	20,826	0.05
Icefall Parent, Inc.	(4)(7)(11)	SOFR + 6.50%	10.86%	1/26/2024	1/25/2030		72,237	70,901	72,237	0.19
Idemia America Corp	(4)(6)(10)	SOFR + 4.25%	8.58%	2/2/2024	9/30/2028		995	1,001	1,007	0.00
IGT Holding IV AB	(4)(5)(6)(8)	E + 5.25%	8.60% (incl. 2.13% PIK)	10/25/2022	3/31/2028	EUR	14,765	15,876	15,295	0.04
ION Trading Finance Ltd.	(6)(8)	SOFR + 3.50%	7.83%	12/10/2024	4/1/2028		23,053	23,053	23,113	0.06
IQN Holding Corp	(4)(10)	SOFR + 5.25%	9.76%	5/2/2022	5/2/2029		45,906	45,636	45,906	0.12
IQN Holding Corp	(4)(5)(7)(10)	SOFR + 5.25%	9.77%	5/2/2022	5/2/2028		2,171	2,140	2,171	0.01
IRI Group Holdings Inc	(4)(10)	SOFR + 5.00%	9.59%	4/1/2024	12/1/2028		1,587,257	1,565,776	1,587,257	4.08
IRI Group Holdings Inc	(4)(5)(7)(10)	SOFR + 5.00%	9.36%	4/1/2024	12/1/2027		20,982	19,695	20,982	0.05
Javelin Buyer Inc	(6)(8)	SOFR + 3.25%	7.83%	12/6/2024	10/8/2031		3,000	3,019	3,027	0.01
JS Parent Inc	(4)(7)(10)	SOFR + 5.00%	9.59%	4/24/2024	4/24/2031		81,218	80,817	81,179	0.21
Kaseya, Inc.	(4)(10)	SOFR + 5.50%	10.09%	6/23/2022	6/25/2029		745,209	735,693	745,209	1.92
Kaseya, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	10.09%	6/23/2022	6/25/2029		11,426	11,008	11,095	0.03
Kaseya, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	9.83%	6/23/2022	6/25/2029		12,317	11,681	12,317	0.03
LD Lower Holdings, Inc.	(4)(11)	SOFR + 7.50%	11.93%	2/8/2021	8/9/2027		107,388	106,904	106,583	0.27

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Lightbox Intermediate, LP	(4)(8)	SOFR + 5.00%	9.59%	6/1/2022	5/9/2026		$37,050	$36,721	$35,475	0.09%
LogicMonitor Inc.	(4)(5)(7)(10)	SOFR + 5.50%	9.99%	11/15/2024	11/15/2031		91,603	90,337	90,315	0.23
Magenta Security Holdings LLC	(5)(11)	SOFR + 6.25%	10.84%	8/14/2024	7/27/2028		9,724	9,366	9,922	0.03
Magenta Security Holdings LLC	(5)(10)(18)	SOFR + 6.75%	11.59%	8/14/2024	7/27/2028		27,581	26,335	25,512	0.07
Magenta Security Holdings LLC	(5)(10)(17)(18)	SOFR + 7.00%	11.85% (incl. 5.50% PIK)	8/14/2024	7/27/2028		6,619	2,218	2,329	0.01
Magnesium BorrowerCo, Inc.	(4)(10)	S + 5.00%	9.70%	5/19/2022	5/18/2029	GBP	101,084	124,317	126,547	0.33
Magnesium BorrowerCo, Inc.	(4)(10)	SOFR + 5.00%	9.36%	5/19/2022	5/18/2029		$1,045,747	1,029,015	1,045,747	2.69
Magnesium BorrowerCo, Inc.	(4)(10)	SOFR + 5.00%	9.36%	3/21/2024	5/18/2029		29,263	28,958	29,263	0.08
Mandolin Technology Intermediate Holdings, Inc.	(4)(9)	SOFR + 3.75%	8.23%	7/30/2021	7/31/2028		75,951	75,367	65,698	0.17
Mandolin Technology Intermediate Holdings, Inc.	(4)(9)	SOFR + 6.25%	10.73%	6/9/2023	6/9/2030		62,053	60,605	59,571	0.15
Mandolin Technology Intermediate Holdings, Inc.	(4)(5)(8)	SOFR + 3.75%	8.10%	7/30/2021	7/31/2026		10,800	10,766	9,342	0.02
Maverick Bidco Inc.	(10)	SOFR + 3.75%	8.49%	5/18/2021	5/18/2028		16,491	16,451	16,519	0.04
Maverick Bidco Inc.	(4)(5)(10)	SOFR + 5.00%	9.69%	5/26/2023	5/18/2028		69,336	67,630	69,336	0.18
Maverick Bidco Inc.	(4)(5)(7)(10)	SOFR + 4.75%	9.44%	8/16/2024	5/18/2028		57,477	56,225	56,842	0.15
McAfee Corp.	(6)(9)	SOFR + 3.00%	7.37%	5/31/2024	3/1/2029		29,722	29,722	29,785	0.08
Medallia, Inc.	(4)(10)	SOFR + 6.50%	10.85% (incl. 4.00% PIK)	10/28/2021	10/29/2028		865,826	857,296	813,876	2.09
Medallia, Inc.	(4)(10)	SOFR + 6.50%	10.85% (incl. 4.00% PIK)	8/16/2022	10/29/2028		213,607	211,054	200,791	0.52
Mitnick Purchaser, Inc.	(9)(18)	SOFR + 4.50%	9.19%	5/2/2022	5/2/2029		11,616	11,580	10,860	0.03
Monk Holding Co.	(4)(10)(18)	SOFR + 5.50%	9.93%	12/1/2021	12/1/2027		10,944	10,816	10,944	0.03
Monk Holding Co.	(4)(7)(10)	SOFR + 5.50%	9.93%	12/1/2021	12/1/2027		5,430	5,273	5,127	0.01
MRI Software, LLC	(4)(5)(11)	SOFR + 4.75%	9.08%	12/19/2023	2/10/2027		50,702	50,331	50,575	0.13
MRI Software, LLC	(11)	SOFR + 4.75%	9.08%	1/7/2021	2/10/2027		182,989	182,001	183,446	0.47
MRI Software, LLC	(4)(7)(11)	SOFR + 4.75%	9.08%	8/27/2024	2/10/2027		11,505	11,175	10,523	0.03
NAVEX TopCo, Inc.	(4)(7)(10)	SOFR + 5.50%	9.88%	11/9/2023	11/9/2030		99,892	98,085	99,892	0.26
Nintex Topco Limited	(4)(6)(8)	SOFR + 6.00%	10.76% (incl. 1.50% PIK)	11/12/2021	11/13/2028		678,009	670,625	630,549	1.62
Noble Midco 3 Ltd.	(4)(5)(6)(7)(10)	SOFR + 5.00%	9.33%	6/10/2024	6/24/2031		39,181	38,728	39,135	0.10
Optimizely North America Inc.	(4)(5)(10)	S + 5.50%	10.20%	10/30/2024	10/30/2031	GBP	2,135	2,742	2,646	0.01
Optimizely North America Inc.	(4)(5)(10)	E + 5.25%	8.11%	10/30/2024	10/30/2031	EUR	7,118	7,654	7,299	0.02

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Optimizely North America Inc.	(4)(5)(7)(10)	SOFR + 5.00%	9.36%	10/30/2024	10/30/2031		$20,286	$20,058	$20,053	0.05%
Oranje Holdco Inc	(4)(5)(11)	SOFR + 7.25%	11.82%	4/19/2024	2/1/2029		5,000	4,911	5,000	0.01
Oranje Holdco Inc	(4)(7)(11)	SOFR + 7.50%	12.07%	2/1/2023	2/1/2029		66,000	64,737	66,000	0.17
PDI TA Holdings, Inc.	(4)(10)	SOFR + 5.50%	10.09%	2/1/2024	2/3/2031		68,717	67,854	68,202	0.18
PDI TA Holdings, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	10.00%	2/1/2024	2/3/2031		8,932	8,701	8,697	0.02
Perforce Software, Inc.	(9)	SOFR + 4.75%	9.11%	3/22/2024	3/25/2031		19,900	19,811	19,682	0.05
Perforce Software, Inc.	(8)	SOFR + 4.75%	9.10%	12/18/2024	7/1/2029		15,176	14,949	15,014	0.04
Ping Identity Holding Corp.	(4)(5)(7)(10)	SOFR + 4.75%	9.08%	10/21/2024	10/17/2029		38,460	38,460	38,460	0.10
Project Alpha Intermediate Holding, Inc.	(9)	SOFR + 3.25%	7.58%	5/14/2024	10/28/2030		70,853	70,853	71,396	0.18
Project Leopard Holdings, Inc.	(9)	SOFR + 5.25%	9.94%	7/20/2022	7/20/2029		133,231	128,220	119,907	0.31
Project Leopard Holdings, Inc.	(4)(5)(7)(8)	SOFR + 4.25%	8.80%	7/20/2022	7/20/2027		11,613	11,621	9,109	0.02
Proofpoint, Inc.	(9)	SOFR + 3.00%	7.36%	5/28/2024	8/31/2028		6,921	6,921	6,963	0.02
QBS Parent Inc	(4)(5)(7)(10)	SOFR + 4.75%	9.27%	11/7/2024	11/7/2031		53,566	53,276	53,270	0.14
Rally Buyer, Inc.	(4)(10)	SOFR + 5.75%	10.10% (incl. 1.75% PIK)	7/19/2022	7/19/2028		142,922	141,311	132,560	0.34
Rally Buyer, Inc.	(4)(5)(7)(10)	SOFR + 5.75%	10.18%	7/19/2022	7/19/2028		13,664	13,454	12,377	0.03
Relativity ODA, LLC	(4)(7)(11)	SOFR + 4.50%	8.86%	5/12/2021	5/12/2029		37,640	37,591	37,520	0.10
Rocket Software, Inc.	(9)	SOFR + 4.25%	8.61%	10/5/2023	11/28/2028		45,219	44,747	45,612	0.12
Sailpoint Technologies, Inc.	(4)(7)(10)	SOFR + 6.00%	10.52%	8/16/2022	8/16/2029		251,762	248,023	251,762	0.65
Scorpio BidCo SAS	(4)(5)(6)(7)(8)	E + 5.75%	8.43%	4/3/2024	4/30/2031	EUR	37,234	39,551	38,108	0.10
Severin Acquisition LLC	(4)(7)(10)	SOFR + 5.00%	9.36% (incl. 2.25% PIK)	10/1/2024	10/1/2031		329,542	325,652	325,488	0.84
Skopima Consilio Parent, LLC	(7)(9)	SOFR + 3.75%	8.12%	12/18/2024	5/12/2028		39,612	39,186	39,792	0.10
Solarwinds Holdings, Inc.	(6)(8)	SOFR + 2.75%	7.11%	7/24/2024	2/5/2030		2,978	2,974	2,997	0.01
Sovos Compliance, LLC	(9)	SOFR + 4.50%	8.97%	8/12/2021	8/11/2028		13,756	13,705	13,874	0.04
Spaceship Purchaser Inc	(4)(5)(7)(10)	SOFR + 5.00%	9.33%	10/17/2024	10/17/2031		502,321	496,519	496,341	1.28
Spitfire Parent, Inc.	(4)(11)	E + 5.50%	8.36%	3/8/2021	3/11/2027	EUR	18,818	22,552	19,492	0.05
Spitfire Parent, Inc.	(4)(11)	SOFR + 5.50%	9.96%	3/9/2021	3/11/2027		116,724	116,049	116,724	0.30
Stamps.com, Inc.	(4)(5)(10)	SOFR + 5.75%	10.94%	12/14/2021	10/5/2028		9,845	9,736	9,673	0.02
Stamps.com, Inc.	(4)(10)	SOFR + 5.75%	10.94%	10/5/2021	10/5/2028		837,018	828,029	822,370	2.12
Surf Holdings, LLC	(6)(8)	SOFR + 3.50%	7.95%	1/7/2021	3/5/2027		12,582	12,605	12,680	0.03
Tango Bidco SAS	(4)(5)(6)(8)	E + 5.00%	8.18%	10/17/2024	10/17/2031	EUR	69,197	73,903	70,667	0.18
Tango Bidco SAS	(4)(5)(6)(7)(8)	E + 5.00%	8.05%	10/17/2024	10/17/2031		EUR 15,053	16,905	15,132	0.04
Tegra118 Wealth Solutions, Inc.	(8)	SOFR + 4.00%	8.52%	1/7/2021	2/18/2027		6,793	6,779	6,560	0.02
TravelPerk Inc.	(4)(5)(6)(8)	11.50%	11.50% PIK	5/2/2024	5/2/2029		45,277	42,727	44,032	0.11

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Triple Lift, Inc.	(4)(7)(10)	SOFR + 5.75%	10.25%	5/6/2021	5/5/2028		$43,509	$42,957	$41,197	0.11%
Triple Lift, Inc.	(4)(10)	SOFR + 5.75%	10.25%	3/18/2022	5/5/2028		25,520	25,242	24,499	0.06
Varicent Parent Holdings Corp.	(4)(7)(10)	SOFR + 6.00%	10.33% (incl. 3.25% PIK)	8/23/2024	8/23/2031		70,768	69,546	69,965	0.18
Vision Solutions, Inc.	(10)	SOFR + 4.00%	8.85%	10/25/2021	4/24/2028		40,996	40,912	40,443	0.10
VS Buyer, LLC	(7)(8)	SOFR + 2.75%	7.12%	11/19/2024	4/12/2031		6,318	5,484	5,399	0.01
WPEngine, Inc.	(4)(7)(10)	SOFR + 6.50%	10.90%	8/14/2023	8/14/2029		81,400	79,334	81,156	0.21
XPLOR T1, LLC	(8)	SOFR + 3.50%	7.83%	12/11/2024	6/24/2031		34,925	34,929	35,274	0.09
Yellow Castle AB	(4)(6)(8)	ST + 5.00%	8.63% (incl. 2.59% PIK)	4/14/2022	7/9/2029	SEK	112,563	10,498	10,174	0.03
Yellow Castle AB	(4)(6)(8)	SA + 5.00%	5.45% (incl. 1.86% PIK)	4/14/2022	7/9/2029	CHF	10,674	10,784	11,762	0.03
Yellow Castle AB	(4)(5)(6)(10)	SA + 5.00%	5.45% (incl. 1.86% PIK)	7/28/2022	7/9/2029	CHF	3,484	3,492	3,839	0.01
Yellow Castle AB	(4)(6)(8)	E + 5.00%	8.67% (incl. 2.60% PIK)	4/14/2022	7/9/2029	EUR	31,713	31,708	32,850	0.08
Yellow Castle AB	(4)(5)(6)(7)(8)	E + 5.00%	8.67% (incl. 2.60% PIK)	4/14/2022	7/9/2029	EUR	1,639	1,725	1,698	0.00
Yellow Castle AB	(4)(5)(6)(10)	S + 5.00%	9.80% (incl. 3.06% PIK)	7/28/2022	7/9/2029	GBP	8,894	10,514	11,134	0.03
Zendesk Inc.	(4)(7)(10)	SOFR + 5.00%	9.33%	7/23/2024	11/22/2028		934,335	915,649	931,214	2.40
Zorro Bidco Ltd.	(4)(5)(6)(7)(8)	S + 5.00%	9.70%	8/13/2024	8/13/2031	GBP	65,579	82,176	81,094	0.21

								17,730,102	17,511,126	45.08
Specialty Retail
CustomInk, LLC	(4)(11)(18)	SOFR + 5.98%	10.57%	1/7/2021	5/3/2026		36,866	36,672	36,866	0.09
EG America, LLC	(6)(8)	SOFR + 4.25%	8.68%	12/10/2024	2/7/2028		12,120	12,120	12,245	0.03
Mavis Tire Express Services Topco, Corp.	(10)	SOFR + 3.50%	7.86%	7/18/2024	5/4/2028		27,626	27,626	27,847	0.07
Metis Buyer, Inc.	(4)(5)(7)(8)	SOFR + 3.25%	7.63%	5/4/2021	5/4/2026		5,040	4,986	5,028	0.01
Runner Buyer, Inc.	(10)(17)	SOFR + 5.50%	10.11%	10/21/2021	10/20/2028		75,855	74,961	36,021	0.09
StubHub Holdco Sub, LLC	(8)	SOFR + 4.75%	9.11%	3/15/2024	3/15/2030		11,210	11,202	11,252	0.03

								167,567	129,259	0.32
Technology Hardware, Storage & Peripherals
Lytx, Inc.	(4)(11)	SOFR + 5.00%	9.48%	6/13/2024	2/28/2028		75,139	75,186	75,139	0.19
Trading Companies & Distributors
FCG Acquisitions, Inc.	(9)	SOFR + 3.75%	8.22%	4/1/2021	3/31/2028		22,701	22,648	22,889	0.06

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Technology Hardware, Storage & Peripherals (continued)
Foundation Building Materials, Inc.	(9)	SOFR + 3.25%	8.10%	1/29/2021	1/31/2028		$14,614	$14,440	$14,427	0.04%
Hillman Group Inc.	(6)(9)	SOFR + 2.25%	6.61%	7/14/2021	7/14/2028		6,423	6,432	6,464	0.02
Icebox Holdco III, Inc.	(9)	SOFR + 3.50%	8.09%	12/22/2021	12/22/2028		15,623	15,588	15,770	0.04
Park River Holdings, Inc.	(10)	SOFR + 3.25%	8.10%	1/7/2021	12/28/2027		45,678	45,384	44,692	0.12
Porcelain Acquisition Corp.	(4)(11)	SOFR + 6.00%	10.43%	4/30/2021	4/1/2027		81,066	80,283	75,797	0.20
Red Fox CD Acquisition Corp	(4)(11)	SOFR + 6.00%	10.33%	3/4/2024	3/4/2030		114,246	111,964	114,246	0.29
Sunsource Borrower, LLC	(8)	SOFR + 4.00%	8.46%	3/25/2024	3/25/2031		2,978	2,984	2,991	0.01
White Cap Buyer, LLC	(8)	SOFR + 3.25%	7.61%	6/13/2024	10/19/2029		16,915	16,877	16,969	0.04
Windsor Holdings III LLC	(8)	SOFR + 3.50%	7.86%	9/20/2024	8/1/2030		8,859	8,859	8,980	0.02

								325,459	323,225	0.84
Transportation Infrastructure
Capstone Acquisition Holdings Inc.	(4)(7)(11)	SOFR + 4.50%	8.96%	8/29/2024	11/13/2029		95,890	95,382	95,869	0.25
Enstructure, LLC	(4)(7)(9)(18)	SOFR + 6.27%	10.67%	6/10/2024	6/10/2029		230,696	227,772	229,335	0.59
Frontline Road Safety, LLC	(4)(10)	SOFR + 5.75%	10.21%	5/3/2021	5/3/2027		191,568	190,125	191,618	0.49
Frontline Road Safety, LLC	(4)(10)	SOFR + 5.75%	10.21%	12/15/2023	5/3/2027		22,390	22,081	22,390	0.06
Frontline Road Safety, LLC	(4)(5)(10)	SOFR + 5.75%	10.25%	12/15/2023	5/3/2027		22,378	22,069	22,378	0.06
Helix TS, LLC	(4)(10)	SOFR + 6.25%	10.99%	8/4/2021	8/4/2027		91,837	91,055	90,509	0.23
Helix TS, LLC	(4)(7)(10)	SOFR + 6.25%	11.01%	8/4/2021	8/4/2027		61,597	60,756	59,899	0.15
Helix TS, LLC	(4)(10)	SOFR + 6.25%	10.73%	12/22/2023	8/4/2027		13,760	13,564	13,554	0.03
Helix TS, LLC	(4)(5)(10)	SOFR + 6.25%	10.91%	12/14/2022	8/4/2027		983	972	968	0.00
Italian Motorway Holdings S.à r.l	(4)(6)(8)	E + 5.25%	8.14%	4/28/2022	4/28/2029	EUR	236,429	244,606	244,955	0.63
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	10.27%	4/19/2021	10/19/2027		71,538	70,851	69,407	0.18
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.06%	1/31/2022	10/19/2027		76,109	75,605	73,841	0.19
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.06%	4/19/2021	10/19/2027		54,639	54,569	52,999	0.14
Roadsafe Holdings, Inc.	(4)(5)(11)	P + 4.75%	12.25%	9/11/2024	10/19/2027		4,346	4,268	4,216	0.01
Safety Borrower Holdings LP	(4)(11)	SOFR + 5.25%	9.72%	9/1/2021	9/1/2027		47,308	47,109	47,308	0.12
Safety Borrower Holdings LP	(4)(5)(7)(11)	P + 4.25%	11.75%	9/1/2021	9/1/2027		839	824	805	0.00
Sam Holding Co, Inc.	(4)(11)	SOFR + 5.50%	10.01%	9/24/2021	9/24/2027		147,060	145,773	147,110	0.38
Sam Holding Co, Inc.	(4)(11)	SOFR + 5.50%	10.23%	9/19/2023	9/24/2027		63,200	62,341	63,200	0.16

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt - non-controlled/non-affiliated (continued)
Transportation Infrastructure (continued)
Sam Holding Co, Inc.	(4)(11)	SOFR + 5.50%	10.13%	9/19/2023	9/24/2027	$39,794	$39,245	$39,794	0.10%
Sam Holding Co, Inc.	(4)(11)	SOFR + 5.50%	10.28%	9/24/2021	9/24/2027	45,650	45,259	45,650	0.12
Sam Holding Co, Inc.	(4)(5)(7)(11)	P + 4.50%	13.00%	9/24/2021	3/24/2027	7,200	7,006	7,200	0.02
Sam Holding Co, Inc.	(4)(5)(7)(11)	SOFR + 5.50%	10.12%	9/5/2024	9/24/2027	24,400	24,069	24,038	0.06
TRP Infrastructure Services, LLC	(4)(11)	SOFR + 5.50%	10.24%	7/9/2021	7/9/2027	71,477	70,886	70,780	0.18
TRP Infrastructure Services, LLC	(4)(5)(7)(11)	SOFR + 5.50%	9.99%	12/2/2024	7/9/2027	24,493	24,160	24,148	0.06

							1,640,347	1,641,971	4.21
Wireless Telecommunication Services
CCI Buyer, Inc.	(10)	SOFR + 4.00%	8.33%	1/7/2021	12/17/2027	20,920	20,910	20,967	0.05
CyrusOne Revolving Warehouse	(4)(5)(6)(7)(8)	SOFR + 3.00%	7.59%	7/12/2024	7/2/2027	76,425	75,257	76,425	0.20

							96,167	97,392	0.25

Total First Lien Debt - non-controlled/non-affiliated							61,697,220	61,173,329	157.35

First Lien Debt - controlled/affiliated
Chemicals
Pigments Services, Inc.	(4)(6)(11) (16)(17)	SOFR + 8.25%	12.69% PIK	4/14/2023	4/14/2029	23,176	15,191	7,699	0.02
Pigments Services, Inc.	(4)(6)(11)(16)	SOFR + 8.25%	12.69% PIK	4/14/2023	4/14/2029	11,317	11,317	11,317	0.03

							26,508	19,016	0.05

Insurance
CFCo, LLC (Benefytt Technologies, Inc.)	(4)(5)(8) (16)(17)(18)	0.00%	0.00%	9/11/2023	9/13/2038	86,098	12,571	0	0.00
Daylight Beta Parent, LLC (Benefytt Technologies, Inc.)	(4)(5)(8)(16) (17)(18)	10.00%	10.00% PIK	9/11/2023	9/12/2033	54,791	49,530	12,744	0.03

							62,101	12,744	0.03

Oil, Gas & Consumable Fuels
Pibb Member, LLC	(4)(5)(6) (8)(16)	6.41%	6.41%	11/22/2024	11/22/2049	2,250	2,250	2,250	0.01
Professional Services
Material Holdings, LLC	(4)(5)(7) (10)(16)	SOFR + 6.00%	10.43% (incl. 8.22% PIK)	6/14/2024	8/19/2027	232,743	230,875	232,369	0.60
Material Holdings, LLC	(4)(5)(10) (16)(17)	SOFR + 6.00%	10.43% PIK	6/14/2024	8/19/2027	57,523	57,075	15,566	0.04

							287,950	247,935	0.64

Total First Lien Debt - controlled/affiliated							378,809	281,945	0.73

Total First Lien Debt							62,076,029	61,455,274	158.08

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
Second Lien Debt
Second Lien Debt - non-controlled/non-affiliated
Aerospace & Defense
Atlas CC Acquisition Corp.	(4)(10)	SOFR + 7.63%	12.40%	5/25/2021	5/25/2029		$44,520	$44,153	$27,380	0.07%
Peraton Corp.	(10)	SOFR + 7.75%	12.36%	5/6/2021	2/1/2029		53,259	52,849	43,594	0.11

								97,002	70,974	0.18
Commercial Services & Supplies
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 6.75%	11.22%	3/31/2021	3/30/2029		29,464	29,386	29,404	0.08
OMNIA Partners, LLC	(4)(8)	SOFR + 5.00%	9.62%	5/31/2024	5/31/2032		165,000	164,236	165,000	0.42

								193,622	194,404	0.50
Construction & Engineering
Thermostat Purchaser III, Inc.	(4)(10)	SOFR + 7.25%	11.76%	8/31/2021	8/31/2029		32,783	32,497	32,619	0.08
Health Care Providers & Services
Canadian Hospital Specialties Ltd.	(4)(6)(8)	8.75%	8.75%	4/15/2021	4/15/2029	CAD	3,800	3,002	2,425	0.01
CD&R Artemis UK Bidco Ltd.	(4)(6)(8)	S + 7.50%	12.20%	8/19/2021	8/19/2029	GBP	65,340	87,939	80,572	0.21
CD&R Artemis UK Bidco Ltd.	(4)(6)(9)	SOFR + 7.35%	12.10%	12/31/2021	8/19/2029		15,000	14,773	14,475	0.04
CD&R Artemis UK Bidco Ltd.	(4)(5)(6)(9)	SOFR + 7.35%	12.10%	3/31/2022	8/19/2029		10,000	9,843	9,650	0.02
Jayhawk Buyer, LLC	(4)(11)	SOFR + 8.75%	13.44%	5/26/2021	10/15/2027		6,537	6,480	6,014	0.02

								122,037	113,136	0.30
Health Care Technology
Project Ruby Ultimate Parent Corp	(4)(5)(10)	SOFR + 5.25%	9.97%	10/15/2024	3/10/2029		100,934	100,454	100,430	0.26
Insurance
SQ ABS Issuer LLC	(4)(6)(8)	9.65%	9.65%	10/11/2024	10/20/2039		14,852	14,661	14,662	0.04
Interactive Media & Services
Project Boost Purchaser, LLC	(8)	SOFR + 5.25%	9.90%	7/16/2024	7/16/2032		44,853	44,641	45,844	0.12
Speedster Bidco GmbH	(4)(6)(8)	CA + 5.50%	10.47%	12/10/2024	2/13/2032	CAD	681,018	476,792	464,293	1.19

								521,433	510,137	1.31
IT Services
Dcert Buyer, Inc.	(8)	SOFR + 7.00%	11.36%	2/19/2021	2/19/2029		60,975	61,099	49,694	0.13
Inovalon Holdings, Inc.	(4)(10)	SOFR + 10.50%	15.35% PIK	11/24/2021	11/24/2033		126,551	124,737	126,551	0.33

								185,836	176,245	0.46
Life Sciences Tools & Services
Curia Global, Inc.	(4)(10)	SOFR + 6.50%	11.35%	9/1/2021	8/31/2029		45,977	45,441	41,839	0.11
LSCS Holdings, Inc.	(9)	SOFR + 8.00%	12.47%	12/16/2021	12/17/2029		40,000	39,627	38,600	0.10

								85,068	80,439	0.21
Machinery
Victory Buyer, LLC	(4)(9)	SOFR + 7.00%	11.47%	11/19/2021	11/19/2029		24,677	24,517	23,567	0.06
Media
Houghton Mifflin, LLC	(4)(9)	SOFR + 8.50%	12.86%	4/7/2022	4/8/2030		80,500	79,421	79,695	0.21

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
Second Lien Debt (continued)
Second Lien Debt - non-controlled/non-affiliated (continued)
Professional Services
Celestial Saturn Parent, Inc.	(9)	SOFR + 6.50%	10.97%	6/4/2021	6/4/2029		$67,488	$67,114	$66,005	0.17%
Deerfield Dakota Holding, LLC	(10)	SOFR + 6.75%	11.34%	4/22/2021	4/7/2028		14,069	14,056	13,524	0.03
Sedgwick Claims Management Services, Inc.	(4)(6)(8)	SOFR + 5.00%	9.59%	7/31/2024	7/31/2032		230,000	227,821	229,425	0.59
Thevelia US, LLC	(4)(6)(9)	SOFR + 6.00%	10.33%	6/17/2022	6/17/2032		182,046	178,321	182,046	0.47

								487,312	491,000	1.26
Software
Boxer Parent Company, Inc.	(8)	SOFR + 5.75%	10.34%	7/30/2024	7/30/2032		45,494	45,385	44,888	0.12
CB Nike Holdco LLC	(4)(5)(11)	SOFR + 7.35%	11.87% PIK	11/25/2024	11/26/2029		216,812	212,530	212,475	0.55
Cloudera, Inc.	(9)	SOFR + 6.00%	10.57%	10/8/2021	10/8/2029		66,697	66,365	65,613	0.17
Delta Topco, Inc.	(8)	SOFR + 5.25%	9.95%	5/1/2024	12/1/2030		87,913	87,517	89,320	0.23
Flash Charm, Inc.	(8)	SOFR + 6.75%	11.47%	3/2/2021	3/2/2029		27,051	26,871	26,341	0.07
Human Security, Inc.	(4)(11)	SOFR + 6.75%	11.11%	7/22/2022	7/22/2027		50,000	49,552	47,750	0.12
Human Security, Inc.	(4)(11)	SOFR + 6.75%	11.34%	7/22/2022	7/22/2027		50,000	49,552	47,750	0.12
IGT Holding II AB	(4)(5)(6)(8)	SOFR + 6.00%	10.77% PIK	8/13/2024	8/27/2033		121,993	119,647	119,553	0.31
Mandolin Technology Intermediate Holdings, Inc.	(4)(9)	SOFR + 6.50%	10.98%	7/30/2021	7/30/2029		31,950	31,696	27,317	0.07
Maverick Bidco Inc.	(4)(5)(10)	SOFR + 8.00%	13.34%	12/19/2023	5/18/2029		741	730	732	0.00
Maverick Bidco Inc.	(5)(10)	SOFR + 6.75%	11.49%	5/18/2021	5/18/2029		18,000	17,956	17,670	0.05
OT Luxco 2 S.à r.l.	(4)(5)(6)(8)	E + 8.75%	11.81% PIK	10/10/2024	9/30/2029	EUR	31,461	33,911	32,100	0.08
Project Alpha Intermediate Holding Inc	(5)(9)	SOFR + 5.00%	9.52%	11/21/2024	11/21/2032		49,542	49,295	50,348	0.13
Vision Solutions, Inc.	(10)	SOFR + 7.25%	12.10%	4/23/2021	4/23/2029		41,439	41,267	40,097	0.10

								832,274	821,954	2.12
Trading Companies & Distributors
Icebox Holdco III, Inc.	(9)	SOFR + 6.75%	11.34%	12/22/2021	12/21/2029		14,000	13,912	14,198	0.04

Total Second Lien Debt - non-controlled/non-affiliated								2,790,046	2,723,460	7.03

Total Second Lien Debt								2,790,046	2,723,460	7.03

Unsecured Debt
Unsecured Debt - non-controlled/non-affiliated
Biotechnology
AbbVie Inc	(5)(6)(8)	4.80%	4.80%	9/10/2024	3/15/2029		1,000	1,030	1,000	0.00
Amgen Inc	(5)(6)(8)	5.15%	5.15%	9/10/2024	3/2/2028		1,000	1,028	1,008	0.00
Biogen Inc	(5)(6)(8)	2.25%	2.25%	9/10/2024	5/1/2030		1,000	901	865	0.00
Gilead Sciences Inc	(5)(6)(8)	1.65%	1.65%	9/10/2024	10/1/2030		1,000	872	837	0.00
Regeneron Pharmaceuticals Inc	(5)(6)(8)	1.75%	1.75%	9/10/2024	9/15/2030		1,000	874	833	0.00

								4,705	4,543	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
Unsecured Debt (continued)
Unsecured Debt - non-controlled/non-affiliated (continued)
Health Care Equipment & Supplies
Abbott Laboratories	(5)(6)(8)	1.40%	1.40%	9/10/2024	6/30/2030		$1,000	$885	$846	0.00%
Alcon Finance Corp	(5)(6)(8)	2.60%	2.60%	9/10/2024	5/27/2030		1,000	919	884	0.00
Becton Dickinson & Co	(5)(6)(8)	5.08%	5.08%	9/10/2024	6/7/2029		1,000	1,033	1,007	0.00
Boston Scientific Corp	(5)(6)(8)	2.65%	2.65%	9/10/2024	6/1/2030		1,000	928	893	0.00

								3,765	3,630	0.00
Health Care Technology
Healthcomp Holding Company, LLC	(4)(5)(8)	13.75%	13.75% PIK	11/8/2023	11/8/2031		21,191	20,710	20,926	0.05
IT Services
PPT Holdings III, LLC	(4)(5)(8)	12.75%	12.75% PIK	3/25/2024	3/27/2034		8,555	8,376	8,512	0.02
Life Sciences Tools & Services
Thermo Fisher Scientific Inc.	(5)(6)(8)	5.00%	5.00%	9/10/2024	1/31/2029		1,000	1,036	1,008	0.00
Machinery
Bidco 76 S.p.A.	(4)(6)(7)(8)	E + 5.00%	7.71%	12/11/2024	12/10/2031	EUR	125,678	129,371	127,677	0.33
Pharmaceuticals
Astrazeneca Finance LLC	(5)(6)(8)	4.85%	4.85%	9/10/2024	2/26/2029		1,000	1,031	1,002	0.00
Bristol-Myers Squibb Co	(5)(6)(8)	4.90%	4.90%	9/10/2024	2/22/2029		1,000	1,033	1,005	0.00
Eli Lilly & Co	(5)(6)(8)	4.20%	4.20%	9/10/2024	8/14/2029		1,000	1,012	979	0.00
GlaxoSmithKline Capital PLC	(5)(6)(8)	3.38%	3.38%	9/10/2024	6/1/2029		1,000	975	946	0.00
Johnson & Johnson	(5)(6)(8)	4.80%	4.80%	9/10/2024	6/1/2029		1,000	1,042	1,010	0.00
Merck & Co Inc	(5)(6)(8)	4.30%	4.30%	9/10/2024	5/17/2030		1,000	1,016	982	0.00
Novartis Capital Corp	(5)(6)(8)	2.20%	2.20%	9/10/2024	8/14/2030		1,000	916	876	0.00
Novo Nordisk Finance Netherlands BV	(5)(6)(8)	3.13%	3.13%	9/10/2024	1/21/2029	EUR	1,000	1,118	1,051	0.00
Pfizer Inc	(5)(6)(8)	1.70%	1.70%	9/10/2024	5/28/2030		1,000	889	852	0.00
Roche Holdings Inc	(5)(6)(8)	4.20%	4.20%	9/10/2024	9/9/2029		1,000	1,008	978	0.00
Takeda Pharmaceutical Co Ltd	(5)(6)(8)	2.05%	2.05%	9/10/2024	3/31/2030		1,000	896	862	0.00
Teva Pharmaceutical Finance Netherlands III B.V.	(5)(6)(8)	3.15%	3.15%	9/10/2024	10/1/2026		1,000	964	962	0.00

								11,900	11,505	0.00

Total Unsecured Debt - non-controlled/ non-affiliated								179,863	177,801	0.40

Total Unsecured Debt								179,863	177,801	0.40

Structured Finance Obligations
Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated
Financial Services
522 Funding CLO 2020-6, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	11/9/2021	10/23/2034		3,000	3,000	3,008	0.01
Allegro Clo VIII-S Ltd	(4)(5)(6)(8)	SOFR + 8.00%	12.56%	10/3/2024	10/15/2037		2,000	2,000	2,026	0.01
Allegro CLO XIII Ltd	(4)(5)(6)(8)	SOFR + 6.87%	11.49%	5/25/2021	7/20/2034		2,500	2,452	2,518	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations (continued)
Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated (continued)
Financial Services (continued)
Allegro Clo XVIII Ltd	(4)(5)(6)(8)	SOFR + 6.36%	10.67%	10/30/2024	1/25/2038	$1,225	$1,176	$1,182	0.00%
Allegro Clo XVIII Ltd	(4)(5)(6)(8)	SOFR + 7.50%	11.81%	10/30/2024	1/25/2038	2,225	2,225	2,236	0.01
Apidos Clo XXV	(4)(5)(6)(8)	SOFR + 5.35%	9.68%	12/17/2024	1/20/2037	4,000	4,000	4,020	0.01
Apidos CLO XXXIII	(4)(5)(6)(8)	SOFR + 6.61%	11.89%	9/14/2021	10/24/2034	5,000	4,962	5,040	0.01
Apidos CLO XXXVI	(4)(5)(6)(8)	SOFR + 6.21%	10.83%	7/28/2021	7/20/2034	8,500	8,500	8,535	0.02
ARES LI CLO Ltd	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	11/1/2024	10/15/2037	4,000	4,000	4,106	0.01
Ares Loan Funding VI Ltd	(4)(5)(6)(8)	SOFR + 6.40%	11.41%	5/24/2024	7/10/2037	2,000	2,000	2,061	0.01
Ares Loan Funding VIII Ltd	(4)(5)(6)(8)	SOFR + 5.25%	9.58%	12/19/2024	1/24/2038	3,000	3,000	3,015	0.01
Ares LVI CLO Ltd	(4)(5)(6)(8)	SOFR + 5.35%	9.68%	12/27/2024	1/25/2038	9,000	9,000	9,045	0.02
Ares LX CLO LTD	(4)(5)(6)(8)	SOFR + 6.51%	11.14%	5/6/2021	7/18/2034	5,000	4,979	5,032	0.01
Ares LXII CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	11/18/2021	1/25/2034	9,000	9,000	9,035	0.02
Bain Capital Credit CLO 2020-4 Ltd	(4)(5)(6)(8)	SOFR + 7.98%	12.60%	10/11/2023	10/20/2036	5,500	5,350	5,724	0.01
Bain Capital Credit CLO 2022-6 Ltd	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	10/25/2024	1/22/2038	2,000	2,000	2,026	0.01
Bain Capital Credit CLO 2024-3 Ltd	(4)(5)(6)(8)	SOFR + 6.25%	11.59%	5/16/2024	7/16/2037	2,500	2,500	2,575	0.01
Balboa Bay Loan Funding 2021-2, Ltd.	(4)(5)(6)(8)	SOFR + 6.86%	11.48%	10/20/2021	1/20/2035	7,000	6,946	7,020	0.02
Balboa Bay Loan Funding 2024-1 Ltd	(4)(5)(6)(8)	SOFR + 6.25%	11.60%	5/17/2024	7/20/2037	2,300	2,300	2,338	0.01
Barings CLO Ltd 2018-II	(4)(5)(6)(8)	SOFR + 6.90%	12.00%	8/9/2024	7/15/2036	4,000	4,000	4,125	0.01
Barings Clo Ltd 2019-IV	(4)(5)(6)(8)	SOFR + 6.40%	11.06%	5/13/2024	7/15/2037	5,000	5,000	5,129	0.01
Barings CLO Ltd 2021-II	(4)(5)(6)(8)	SOFR + 6.51%	11.17%	7/14/2021	7/15/2034	6,000	6,000	6,034	0.02
Barings CLO Ltd 2021-III	(4)(5)(6)(8)	SOFR + 6.91%	11.54%	11/17/2021	1/18/2035	7,200	7,200	7,110	0.02
Barings Clo Ltd 2022-II	(4)(5)(6)(8)	SOFR + 6.90%	11.56%	7/2/2024	7/15/2039	5,000	5,000	5,123	0.01
Barings CLO Ltd 2023-IV	(4)(5)(6)(8)	SOFR + 7.59%	12.21%	12/6/2023	1/20/2037	3,000	2,972	3,126	0.01
Benefit Street Partners CLO XX	(4)(5)(6)(8)	SOFR + 7.01%	12.31%	8/9/2021	7/15/2034	6,500	6,500	6,547	0.02
Benefit Street Partners CLO XXVI Ltd	(4)(5)(6)(8)	SOFR + 6.00%	10.62%	7/3/2024	7/20/2037	3,000	3,000	3,058	0.01
Benefit Street Partners, LLC BSP 2020-21A	(4)(5)(6)(8)	SOFR + 6.96%	11.62%	8/25/2021	10/15/2034	3,000	2,976	3,022	0.01
BlueMountain CLO XXIX Ltd	(4)(5)(6)(8)	SOFR + 7.12%	11.75%	7/15/2021	7/25/2034	2,750	2,697	2,769	0.01
Broad River Ltd 2020-1	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	5/17/2021	7/20/2034	7,000	6,956	7,037	0.02
Carlyle US CLO 2018-4, Ltd.	(4)(5)(6)(8)	SOFR + 6.43%	11.30%	7/23/2024	10/17/2037	1,000	971	1,019	0.00
Carlyle US CLO 2018-4, Ltd.	(4)(5)(6)(8)	SOFR + 7.86%	12.73%	7/23/2024	10/17/2037	5,000	5,024	5,153	0.01
Carlyle US CLO 2020-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.51%	11.13%	7/14/2021	7/20/2034	11,500	11,500	11,579	0.03
Carlyle US CLO 2022-4 Ltd	(4)(5)(6)(8)	SOFR + 6.75%	11.38%	7/12/2024	7/25/2036	4,000	4,000	4,076	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations (continued)
Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated (continued)
Financial Services (continued)
Carlyle US CLO 2023-5 Ltd	(4)(5)(6)(8)	SOFR + 7.90%	12.52%	11/10/2023	1/27/2036	$7,000	$6,872	$7,267	0.02%
Carlyle US CLO 2024-8 Ltd	(4)(5)(6)(8)	SOFR + 5.50%	9.84%	11/22/2024	1/25/2037	4,000	4,000	4,021	0.01
Carval CLO V-C, LTD.	(4)(5)(6)(8)	SOFR + 7.01%	11.67%	11/24/2021	10/15/2034	8,000	7,939	8,076	0.02
Carval CLO VI-C, LTD.	(4)(5)(6)(8)	SOFR + 7.33%	11.95%	4/22/2022	4/21/2034	8,750	8,682	8,816	0.02
Carval Clo VIII-C Ltd	(4)(5)(6)(8)	SOFR + 7.60%	12.23%	9/13/2024	10/22/2037	2,000	2,000	2,061	0.01
Carval Clo X-C Ltd	(4)(5)(6)(8)	SOFR + 6.15%	11.44%	6/13/2024	7/20/2037	3,000	3,000	3,071	0.01
CarVal CLO XI C Ltd	(4)(5)(6)(8)	SOFR + 6.35%	11.02%	8/14/2024	10/20/2037	3,000	3,000	3,090	0.01
CBAM 2017-1 LTD	(4)(5)(6)(8)	SOFR + 6.93%	11.27%	11/5/2024	1/20/2038	10,000	9,800	10,052	0.03
CBAM 2018-8 Ltd	(4)(5)(6)(8)	SOFR + 7.40%	12.06%	5/10/2024	7/15/2037	4,000	4,000	4,095	0.01
CBAM 2018-8 Ltd	(4)(5)(6)(8)	SOFR + 6.37%	11.03%	5/10/2024	7/15/2037	1,000	963	1,003	0.00
CIFC Funding 2019-III, Ltd.	(4)(5)(6)(8)	SOFR + 7.06%	11.71%	8/16/2021	10/16/2034	8,000	8,000	8,066	0.02
Dryden 112 CLO, Ltd.	(4)(5)(6)(8)	SOFR + 7.75%	12.27%	11/9/2023	11/15/2036	4,900	4,793	4,943	0.01
Dryden 78 CLO Ltd	(4)(5)(6)(8)	SOFR + 7.70%	12.35%	4/4/2024	4/17/2037	4,000	4,000	4,080	0.01
Dryden 78 CLO Ltd	(4)(5)(6)(8)	SOFR + 6.63%	11.28%	4/4/2024	4/17/2037	1,000	978	1,013	0.00
Dryden 95 CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.41%	11.54%	7/29/2021	8/20/2034	8,000	8,000	7,759	0.02
Eaton Vance CLO 2019-1 Ltd	(4)(5)(6)(8)	SOFR + 6.40%	11.06%	5/9/2024	7/15/2037	5,000	5,000	5,134	0.01
Elmwood CLO 22 Ltd	(4)(5)(6)(8)	SOFR + 6.50%	11.15%	2/8/2023	4/17/2036	3,500	3,467	3,444	0.01
Elmwood CLO 30 Ltd	(4)(5)(6)(8)	SOFR + 7.25%	12.55%	5/22/2024	7/17/2037	4,500	4,502	4,507	0.01
Flatiron RR CLO 22, LLC	(4)(5)(6)(8)	SOFR + 6.46%	11.02%	9/27/2021	10/15/2034	5,000	5,000	5,042	0.01
Fort Washington CLO 2021-2, Ltd.	(4)(5)(6)(8)	SOFR + 6.87%	11.49%	8/4/2021	10/20/2034	13,000	12,885	13,054	0.03
Galaxy 30 CLO Ltd	(4)(5)(6)(8)	SOFR + 5.90%	10.30%	12/9/2024	1/15/2038	5,000	5,000	5,026	0.01
Galaxy XXV CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.50%	11.13%	4/19/2024	4/25/2036	4,000	4,000	4,052	0.01
Galaxy 32 CLO Ltd	(4)(5)(6)(8)	SOFR + 7.33%	11.95%	9/22/2023	10/20/2036	2,140	2,121	2,183	0.01
Goldentree Loan Management US Clo 15 Ltd	(4)(5)(6)(8)	SOFR + 6.50%	11.12%	8/18/2023	10/20/2036	6,500	6,443	6,683	0.02
GoldenTree Loan Management US CLO 16 Ltd	(4)(5)(6)(8)	SOFR + 8.50%	13.12%	11/15/2023	1/20/2034	4,000	3,993	4,010	0.01
Goldentree Loan Management US Clo 18 Ltd	(4)(5)(6)(8)	SOFR + 8.50%	13.12%	10/20/2023	1/20/2037	5,000	4,935	5,085	0.01
GoldenTree Loan Management US CLO 23 Ltd	(4)(5)(6)(8)	SOFR + 7.75%	12.10%	11/26/2024	1/20/2039	3,500	3,472	3,264	0.01
Gulf Stream Meridian 7, Ltd.	(4)(5)(6)(8)	SOFR + 6.85%	11.50%	2/18/2022	7/15/2035	5,000	4,960	5,019	0.01
Halseypoint Clo 5, Ltd.	(4)(5)(6)(8)	SOFR + 7.20%	11.71%	11/19/2021	1/30/2035	9,500	9,354	9,544	0.02
HPS Loan Management 15-2019 Ltd	(4)(5)(6)(8)	SOFR + 6.80%	11.64%	2/8/2022	1/22/2035	4,000	3,969	4,028	0.01
HPS Loan Management 2024-20 Ltd	(4)(5)(6)(8)	SOFR + 6.20%	11.54%	5/15/2024	7/25/2037	2,000	2,000	2,010	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations (continued)
Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated (continued)
Financial Services (continued)
Invesco CLO 2022-3 Ltd	(4)(5)(6)(8)	SOFR + 6.75%	11.38%	9/30/2024	10/22/2037	$3,500	$3,485	$3,571	0.01%
Jamestown CLO XIV, Ltd.	(4)(5)(6)(8)	SOFR + 7.46%	12.08%	9/23/2021	10/20/2034	10,000	9,848	10,057	0.03
Jamestown CLO XV, Ltd.	(4)(5)(6)(8)	SOFR + 7.06%	11.72%	5/28/2024	7/15/2035	3,000	2,972	3,021	0.01
Magnetite XXXII Ltd	(4)(5)(6)(8)	SOFR + 6.90%	11.56%	3/7/2022	4/15/2035	5,000	5,000	5,036	0.01
MidOcean Credit CLO XIII Ltd	(4)(5)(6)(8)	SOFR + 7.80%	12.42%	11/16/2023	1/21/2037	9,500	9,150	9,841	0.03
MidOcean Credit CLO XIV Ltd	(4)(5)(6)(8)	SOFR + 7.40%	12.06%	2/15/2024	4/15/2037	3,500	3,500	3,559	0.01
MidOcean Credit CLO XI Ltd	(4)(5)(6)(8)	SOFR + 6.00%	10.32%	11/25/2024	1/18/2036	2,000	2,000	2,010	0.01
Morgan Stanley Eaton Vance Clo 2021-1, Ltd.	(4)(5)(6)(8)	SOFR + 7.01%	11.57%	9/24/2021	10/20/2034	6,500	6,500	6,528	0.02
Morgan Stanley Eaton Vance CLO 2023-19A Ltd	(4)(5)(6)(8)	SOFR + 6.10%	10.67%	10/16/2024	10/20/2037	2,200	2,200	2,274	0.01
Neuberger Berman Loan Advisers CLO 38, Ltd.	(4)(5)(6)(8)	SOFR + 6.51%	11.13%	9/27/2021	10/20/2035	11,000	11,000	11,057	0.03
Neuberger Berman Loan Advisers CLO 30, Ltd.	(4)(5)(6)(8)	SOFR + 5.15%	9.44%	12/23/2024	1/20/2039	3,500	3,500	3,518	0.01
Northwoods Capital XI-B Ltd	(4)(5)(6)(8)	SOFR + 7.35%	11.97%	7/3/2024	7/19/2037	3,412	3,356	3,412	0.01
Oaktree CLO 2019-3 Ltd	(4)(5)(6)(8)	SOFR + 6.75%	11.28%	10/24/2024	1/20/2038	5,000	5,000	5,112	0.01
OCP CLO 2021-22, Ltd.	(4)(5)(6)(8)	SOFR + 5.75%	10.27%	10/18/2024	10/20/2037	2,000	2,000	2,024	0.01
OCP CLO 2020-18 Ltd	(4)(5)(6)(8)	SOFR + 6.25%	11.38%	7/30/2024	7/20/2037	1,000	1,000	1,029	0.00
OCP CLO 2017-13 Ltd	(4)(5)(6)(8)	SOFR + 5.90%	10.42%	11/5/2024	11/26/2037	5,000	5,000	5,154	0.01
Octagon 55, Ltd	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	7/1/2021	7/20/2034	11,000	10,899	10,834	0.03
Octagon Investment Partners 41, Ltd.	(4)(5)(6)(8)	SOFR + 7.39%	12.05%	9/24/2021	10/15/2033	2,500	2,491	2,513	0.01
Onex Credit Partners OCP 2020-19A	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	8/6/2021	10/20/2034	4,250	4,103	4,279	0.01
Orion CLO 2024-4 LTD	(4)(5)(6)(8)	SOFR + 6.00%	10.49%	10/25/2024	10/20/2037	5,000	5,000	5,023	0.01
Palmer Square CLO 2015-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.28%	5/25/2021	5/21/2034	2,000	1,926	2,009	0.01
Palmer Square CLO 2019-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.28%	11/16/2021	11/14/2034	13,000	13,003	13,072	0.03
Palmer Square CLO 2022-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.35%	10.97%	1/24/2022	4/20/2035	2,500	2,500	2,515	0.01
Palmer Square CLO 2023-3 Ltd	(4)(5)(6)(8)	SOFR + 7.83%	12.45%	11/17/2023	1/20/2037	10,000	9,908	10,345	0.03
Parallel 2020-1 Ltd	(4)(5)(6)(8)	SOFR + 6.76%	11.38%	6/14/2021	7/20/2034	3,500	3,439	3,510	0.01
Park Avenue Institutional Advisers CLO Ltd 2022-1	(4)(5)(6)(8)	SOFR + 7.29%	11.91%	2/11/2022	4/20/2035	6,000	5,858	6,024	0.02
Pikes Peak CLO 10	(4)(5)(6)(8)	SOFR + 5.90%	10.29%	11/22/2024	1/22/2038	5,000	5,000	5,026	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations (continued)
Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated (continued)
Financial Services (continued)
Pikes Peak Clo 17 Ltd	(4)(5)(6)(8)	SOFR + 5.75%	10.27%	11/1/2024	1/15/2038	$4,000	$4,000	$4,019	0.01%
Pikes Peak CLO 3	(4)(5)(6)(8)	SOFR + 6.87%	11.50%	8/13/2021	10/25/2034	3,000	3,010	3,021	0.01
Pikes Peak CLO 5	(4)(5)(6)(8)	SOFR + 6.90%	11.51%	9/19/2024	10/20/2037	1,000	1,000	1,014	0.00
Pikes Peak CLO 8	(4)(5)(6)(8)	SOFR + 5.75%	10.04%	12/19/2024	1/20/2038	1,000	1,000	1,005	0.00
Post CLO 2021-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.71%	11.37%	7/30/2021	10/15/2034	6,000	6,000	6,042	0.02
Post CLO 2022-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.75%	11.37%	2/15/2022	4/20/2035	5,000	4,981	5,019	0.01
Post CLO 2024-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.80%	11.42%	2/6/2024	4/20/2037	2,500	2,500	2,570	0.01
PPM CLO 4, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	9/29/2021	10/18/2034	6,775	6,775	6,384	0.02
PPM CLO 5, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.39%	9/17/2021	10/18/2034	4,800	4,800	4,659	0.01
Rad CLO 14, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	11.42%	11/2/2021	1/15/2035	6,750	6,752	6,781	0.02
Rad CLO 16 Ltd	(4)(5)(6)(8)	SOFR + 6.50%	11.16%	5/3/2024	7/15/2037	5,000	5,001	5,055	0.01
Rad CLO 17 Ltd	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	11/5/2024	1/20/2038	5,000	5,000	5,014	0.01
Rad CLO 22 Ltd	(4)(5)(6)(8)	SOFR + 7.73%	12.35%	10/27/2023	1/20/2037	7,500	7,294	7,743	0.02
Rad CLO 25 Ltd	(4)(5)(6)(8)	SOFR + 6.00%	11.34%	5/16/2024	7/20/2037	3,000	3,000	3,071	0.01
Rad CLO 3 Ltd	(4)(5)(6)(8)	SOFR + 5.88%	10.54%	6/18/2024	7/15/2037	2,715	2,663	2,727	0.01
Rad CLO 3 Ltd	(4)(5)(6)(8)	SOFR + 7.00%	11.66%	6/18/2024	7/15/2037	2,715	2,715	2,777	0.01
Rad CLO 9 Ltd	(4)(5)(6)(8)	SOFR + 5.75%	10.07%	12/19/2024	1/15/2038	3,000	3,000	3,015	0.01
Regatta IX Funding Ltd.	(4)(5)(6)(8)	SOFR + 6.83%	11.48%	4/10/2024	4/17/2037	3,820	3,905	3,886	0.01
Regatta XXI Funding Ltd	(4)(5)(6)(8)	SOFR + 6.25%	10.77%	11/5/2024	10/15/2037	4,000	4,000	4,032	0.01
Regatta XXII Funding Ltd	(4)(5)(6)(8)	SOFR + 6.15%	10.77%	10/10/2024	7/20/2035	2,000	2,000	2,008	0.01
RR 19, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.06%	9/24/2021	10/15/2035	3,000	3,000	3,023	0.01
RR 20, Ltd.	(4)(5)(6)(8)	SOFR + 7.25%	11.91%	4/6/2022	7/15/2037	4,000	3,967	4,020	0.01
Sagard-Halseypoint Clo 8 Ltd	(4)(5)(6)(8)	SOFR + 6.84%	11.18%	12/2/2024	1/30/2038	2,000	1,980	2,010	0.01
Sound Point CLO XXVII, Ltd.	(4)(5)(6)(8)	SOFR + 6.82%	11.45%	10/1/2021	10/25/2034	5,000	4,925	4,623	0.01
Symphony CLO 34-PS Ltd.	(4)(5)(6)(8)	SOFR + 8.15%	12.78%	7/13/2023	7/24/2036	4,000	3,929	4,128	0.01
Symphony CLO 44 Ltd	(4)(5)(6)(8)	SOFR + 6.15%	11.50%	5/20/2024	7/14/2037	2,500	2,500	2,553	0.01
Trestles CLO IV, Ltd.	(4)(5)(6)(8)	SOFR + 6.51%	11.13%	7/12/2021	7/21/2034	8,000	8,000	8,039	0.02
Trinitas CLO XVI Ltd	(4)(5)(6)(8)	SOFR + 7.26%	11.88%	6/14/2021	7/20/2034	5,000	4,836	4,774	0.01
Vibrant CLO IV-R Ltd	(4)(5)(6)(8)	SOFR + 7.90%	12.49%	9/19/2024	10/20/2037	1,000	970	962	0.00
Vibrant CLO XII Ltd.	(4)(5)(6)(8)	SOFR + 6.94%	11.56%	5/16/2024	4/20/2034	2,695	2,604	2,675	0.01
Vibrant CLO XIII, Ltd	(4)(5)(6)(8)	SOFR + 7.59%	12.11%	11/1/2024	1/15/2038	3,250	3,218	3,266	0.01
Voya CLO 2019-4, Ltd.	(4)(5)(6)(8)	SOFR + 6.97%	11.62%	12/14/2021	1/15/2035	8,250	8,123	8,294	0.02
Voya CLO 2020-2, Ltd.	(4)(5)(6)(8)	SOFR + 6.66%	11.28%	8/6/2021	7/19/2034	5,000	4,924	5,000	0.01

Total Structured Finance Obligations - Debt Instruments - non-controlled/non-affiliated							582,324	590,509	1.58

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations (continued)
Structured Finance Obligations - Equity Instruments - non-controlled/non-affiliated
Financial Services
Birch Grove CLO 11 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	11.01%	11/15/2024	1/22/2038	$11,000,000	$11,000	$11,000	0.03%
Elmwood CLO II Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	15.82%	11/21/2024	4/20/2034	8,650,000	5,981	6,132	0.02
Galaxy 34 CLO Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	14.32%	9/26/2024	10/20/2037	20,000,000	18,500	18,446	0.05
MidOcean Credit CLO XV Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	14.20%	5/10/2024	7/21/2037	5,000,000	3,550	3,402	0.01
New Mountain CLO 6 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	13.24%	8/23/2024	10/15/2037	18,750,000	16,051	16,346	0.04
New Mountain CLO 6 Ltd - Subordinated Notes	(4)(6)			8/23/2024	10/15/2037	1,875,000	0	411	0.00
Pikes Peak CLO 10 - Subordinated Notes	(4)(6)	Estimated Yield:	17.27%	12/10/2024	1/22/2038	5,200,000	3,310	3,309	0.01
Rad CLO 25 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	14.36%	5/16/2024	7/20/2037	5,000,000	4,317	4,269	0.01
RAD CLO 26 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	15.87%	8/7/2024	10/20/2037	7,180,000	6,156	6,440	0.02
RAD CLO 2024-2 WH Ltd - Units	(4)(6)(7)	Estimated Yield:	15.44%	12/11/2024	1/15/2038	14,800,600	14,801	14,801	0.04
Signal Peak CLO 11 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	13.87%	6/5/2024	7/18/2037	5,000,000	4,450	4,865	0.01
Signal Peak CLO 14 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	16.24%	12/20/2024	1/22/2038	26,000,000	20,345	20,735	0.05
Sixth Street CLO 27 Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	12.25%	11/1/2024	1/17/2038	16,500,000	13,430	13,794	0.04
Sixth Street CLO XXI Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	15.03%	9/29/2022	10/15/2035	8,000,000	5,759	6,562	0.02
Vibrant CLO XVI, Ltd - Subordinated Notes	(4)(6)	Estimated Yield:	16.75%	4/14/2023	4/15/2036	12,000,000	9,600	10,627	0.03

Total Structured Finance Obligations - Equity Instruments - non-controlled/non-affiliated							137,250	141,139	0.38

Total Structured Finance Obligations - non-controlled/non-affiliated							719,574	731,648	1.96

Total Structured Finance Obligations							719,574	731,648	1.96

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity and other
Equity - non-controlled/non-affiliated
Aerospace & Defense
Atlas Intermediate Holding, LLC - Preferred Interest	(4)		11.00%	5/24/2021		$34,238,400	$33,725	$24,309	0.06%
Loar Holdings Inc. - Common Equity	(6)			4/25/2024		886,564	12,283	65,526	0.17
Micross Topco, Inc. - Common Equity	(4)			3/28/2022		116	125	181	0.00

							46,133	90,016	0.23
Air Freight & Logistics
AGI Group Holdings LP - Class A-2 Common Units	(4)			6/11/2021		1,674	1,674	2,302	0.01
Mode Holdings, L.P. - Class A-2 Common Units	(4)			1/7/2021		1,076,923	1,077	937	0.00
Red Griffin ParentCo, LLC - Class A Common Units	(4)			11/27/2024		13,857	58,838	46,923	0.12

							61,589	50,162	0.13
Biotechnology
Moderna Inc - Common Stock	(6)			9/12/2024		12,613	983	524	0.00
Capital Markets
Resolute Investment Managers, Inc. - Common Equity				12/29/2023		48,476	1,212	376	0.00
Commercial Services & Supplies
Genstar Neptune Blocker, LLC - Blocker Units	(4)			12/2/2024		3,982	6,280	6,136	0.02
Genstar Neptune Blocker, LLC - Class Z Units	(4)			12/2/2024		1,041	1,482	1,444	0.00
Genstar Neptune Blocker, LLC - Blocker Note	(4)			12/2/2024		159,782	160	160	0.00
GTCR Investors LP - Class A-1 Common Units	(4)			9/29/2023		893,584	894	972	0.00
GTCR/Jupiter Blocker, LLC - Class Z Units	(4)			12/2/2024		749	1,067	1,040	0.00
GTCR/Jupiter Blocker, LLC - Blocker Note	(4)			12/2/2024		115,036	115	115	0.00
Jupiter Ultimate Holdings, LLC - Class A Common Units	(4)			11/8/2024		3	2	2	0.00
Jupiter Ultimate Holdings, LLC - Class B Common Units	(4)			11/8/2024		5,082	3,981	3,805	0.01
Jupiter Ultimate Holdings, LLC - Class C Common Units	(4)			11/8/2024		5,084,731	4,037	4,029	0.01

							18,018	17,703	0.04
Distributors
Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class A Units	(4)			12/10/2021		3	3,308	0	0.00
Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class C Preferred Units	(4)			7/12/2023		1	390	75	0.00

							3,698	75	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes		Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity and other (continued)
Equity - non-controlled/non-affiliated (continued)
Diversified Consumer Services
Cambium Holdings, LLC - Senior Preferred Interest	(4)			11.50%	8/3/2021		$29,194,330	$28,735	$41,705	0.11%
DTA LP - Class A Common Units	(4)				3/25/2024		2,612,843	2,613	2,613	0.01

								31,348	44,318	0.12
Diversified Telecommunication Services
Point Broadband Holdings, LLC - Class A Common Units	(4)				10/1/2021		12,870	10,915	12,040	0.03
Point Broadband Holdings, LLC - Class B Common Units	(4)				10/1/2021		685,760	1,955	2,098	0.01
Point Broadband Holdings, LLC - Class Additional A Common Units	(4)				3/24/2022		2,766	2,346	2,588	0.01
Point Broadband Holdings, LLC - Class Additional B Common Units	(4)				3/24/2022		147,380	420	451	0.00

								15,636	17,177	0.05
Electronic Equipment, Instruments & Components
NSI Parent, LP - Class A Common Units	(4)				12/23/2024		3,272,884	3,273	3,273	0.01
Spectrum Safety Solutions Purchaser, LLC - Common Equity	(4	)(6)			7/1/2024		22,774,695	22,775	22,775	0.06

								26,048	26,048	0.07
Financial Services
THL Fund IX Investors (Plymouth II), LP - LP Interest	(4)				8/31/2023		666,667	667	909	0.00
Health Care Equipment & Supplies
GCX Corporation Group Holdings, L.P. - Class A-2 Units	(4)				9/10/2021		4,853	4,853	2,621	0.01
Health Care Providers & Services
AVE Holdings I Corp. - Series A-1 Preferred Shares	(4)			11.50%	2/25/2022		12,237,213	11,870	13,277	0.03
CD&R Artemis Holdco 2 Limited - Preferred Shares	(4	)(6)		10.00%	8/19/2021		33,000,000	43,662	53,847	0.14
CD&R Ulysses Equity Holdings, L.P. - Common Shares	(4	)(6)			8/19/2021		6,000,000	6,090	5,100	0.01
Jayhawk Holdings, LP - Class A-1 Common Units	(4)				5/26/2021		12,472	2,220	448	0.00
Jayhawk Holdings, LP - Class A-2 Common Units	(4)				5/26/2021		6,716	1,195	129	0.00
Maia Aggregator, L.P. - Class A Units	(4)				2/1/2022		19,700,000	19,700	15,563	0.04
NC Eve, L.P. - LP Interest	(4	)(6)			2/22/2022		2,500,000	3,398	1,095	0.00
WHCG Purchaser, Inc. - Class A Common Units	(4)				8/2/2024		10,966,377	0	0	0.00

								88,135	89,459	0.22

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes		Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity and other (continued)
Equity - non-controlled/non-affiliated (continued)
Health Care Technology
Azalea Parent Corp - Series A-1 Preferred Shares	(4)			12.75%	4/30/2024		$91,500	$89,213	$100,193	0.26%
Caerus Midco 2 S.à r.l. - Additional Vehicle Units	(4	)(6)			10/28/2022		988,290	988	109	0.00
Caerus Midco 2 S.à r.l. - Vehicle Units	(4	)(6)			5/25/2022		4,941,452	4,941	4,596	0.01
Healthcomp Holding Company, LLC - Preferred Interest	(4)			6.00%	11/8/2023		18,035	1,804	1,659	0.00

								96,946	106,557	0.27
Insurance
RSC Topco, Inc. - Preferred Shares	(4)			13.25%	8/14/2023		100	97	119	0.00
SelectQuote Inc. - Warrants	(4	)(6)			10/11/2024		2,204,746	0	1,619	0.00
Shelf Holdco Ltd - Common Equity	(4	)(6)			12/30/2022		1,300,000	1,300	4,875	0.01

								1,397	6,613	0.01
IT Services
NC Ocala Co-Invest Beta, L.P. - LP Interest	(4)				11/12/2021		25,687,196	25,687	30,311	0.08
Life Sciences Tools & Services
Falcon Top Parent, LLC - Class A Common Units	(4)				11/6/2024		4,440,995	4,441	4,441	0.01
Professional Services
OHCP V TC COI, LP. - LP Interest	(4)				6/29/2021		6,500,000	6,500	15,015	0.04
Tricor Horizon - LP Interest	(4	)(6)			6/13/2022		14,518,955	14,641	15,390	0.04
Trinity Air Consultants Holdings Corp - Common Units	(4)				6/12/2024		4,797	5	11	0.00
Victors CCC Topco, LP - Common Equity	(4)				6/1/2022		9,600,000	9,600	16,800	0.04

								30,746	47,216	0.12
Real Estate Management & Development
Community Management Holdings Parent, LP - Series A Preferred Units	(4)			8.00%	11/1/2024		1,783,823	1,784	1,784	0.00
Software
AI Titan Group Holdings, LP - Class A-2 Common Units	(4)				8/28/2024		1,103	1,103	1,145	0.00
Connatix Parent, LLC - Class L Common Units	(4)				7/14/2021		126,136	1,388	628	0.00
Descartes Holdings, Inc - Class A Common Stock	(4)				10/9/2023		937,585	4,060	66	0.00
Expedition Holdco, LLC - Common Units	(4)				2/24/2022		810,810	810	552	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes		Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity and other (continued)
Equity - non-controlled/non-affiliated (continued)
Software (continued)
Knockout Intermediate Holdings I, Inc. - Perpetual Preferred Stock	(4)		SOFR + 10.75%	15.03%	6/23/2022		$49,020	$47,795	$69,363	0.18%
Lobos Parent, Inc. - Series A Preferred Shares	(4)			10.50%	11/30/2021		45,090	43,963	58,392	0.15
Mandolin Technology Holdings, Inc. - Series A Preferred Shares	(4)			10.50%	7/30/2021		31,950,000	30,992	34,027	0.09
Mimecast Limited - LP Interest	(4)				5/3/2022		75,088,584	75,089	81,096	0.21
Mitratech Holdings, Inc. - Class A Preferred Shares	(4)			13.50%	12/19/2023		1,872	1,830	2,101	0.01
TPG IX Newark CI, L.P. - LP Interest	(4)				10/26/2023		3,846,970	3,847	3,847	0.01
TravelPerk Inc - Warrants	(4	)(6)			5/2/2024		244,818	2,101	2,568	0.01
Zoro - Common Equity	(4)				11/22/2022		1,195,880	11,959	12,557	0.03
Zoro - Series A Preferred Shares	(4)		SOFR + 9.50%	14.02%	11/22/2022		44,535	42,976	58,786	0.15

								267,913	325,128	0.84
Transportation Infrastructure
Enstructure, LLC - Class A-7 Common Units	(4)				9/27/2022		3,783,785	2,804	3,934	0.01
Enstructure, LLC - Class A-8 Common Units	(4)				3/1/2023		858,469	634	891	0.00
Frontline Road Safety Investments, LLC - Class A Common Units	(4)				4/30/2021		58,590	6,178	15,874	0.04
Ncp Helix Holdings, LLC - Preferred Shares	(4)			8.00%	8/3/2021		1,221,823	1,222	1,612	0.00

								10,838	22,311	0.05

Total Equity - non-controlled/non-affiliated								738,072	883,749	2.25

Total Equity and other - non-controlled/non-affiliated								738,072	883,749	2.25

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes		Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity and other (continued)
Equity - non-controlled/affiliated
Distributors
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	(4	)(6)(16)			11/1/2021		$265,556	$558	$1,394	0.00%

Total Equity - non-controlled/affiliated								558	1,394	0.00

Equity - controlled/affiliated (excluding Investments in Joint Ventures)
Chemicals
Pigments Holdings LP - LP Interest	(4	)(6)(16)			4/14/2023		3,943	0	0	0.00
Financial Services
Specialty Lending Company, LLC - LLC Interest	(4	)(6)(16)			10/19/2021		332,559,000	332,559	314,967	0.81
Insurance
CFCo, LLC (Benefytt Technologies, Inc.) - Class B Units	(4	)(16)			9/28/2023		134,166,603	0	0	0.00
Oil, Gas & Consumable Fuels
Pibb Member, LLC - LP Interest	(4	)(6)(16)			11/22/2024		225,000,000	214,844	214,906	0.55
Professional Services
Material+ Holding Company, LLC - Class C Units	(4	)(16)			6/14/2024		63,589	0	0	0.00
Specialty Retail
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	(4	)(6)(16)			1/7/2021		1,500,000	1,420	2,167	0.01

Total Equity - controlled/affiliated (excluding Investments in Joint Ventures)								548,823	532,040	1.37

Total Equity and other								1,287,453	1,417,183	3.62

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes		Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Investments in Joint Ventures
BCRED Emerald JV LP - LP Interest	(6	)(16)			1/19/2022			$1,815,000	$1,778,800	4.58%
BCRED Verdelite JV LP - LP Interest	(6	)(16)			10/21/2022			117,706	135,611	0.35

Total Investments in Joint Ventures								1,932,706	1,914,411	4.93

Total Investments - non-controlled/non-affiliated								66,124,775	65,689,987	168.99
Total Investments - non-controlled/affiliated								558	1,394	0.00
Total Investments - controlled/affiliated (excluding Investments in Joint Ventures)								927,632	813,985	2.10
Total Investments - Investments in Joint Ventures								1,932,706	1,914,411	4.93

Total Investment Portfolio								68,985,671	68,419,777	176.02

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund - Investor Class				4.34%				26,209	26,209	0.07
State Street Institutional U.S. Government Money Market Fund - Premier Class				4.42%				291,131	291,131	0.75
Fidelity Investments Money Market Treasury Portfolio - Class I				4.34%				26,465	26,465	0.07
Other Cash and Cash Equivalents								1,306,874	1,306,874	3.36

Total Portfolio Investments, Cash and Cash Equivalents								$70,636,350	$70,070,456	180.27%

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2024, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), New Zealand Dollars (NZD), and Australian Dollars (AUD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income
producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate (“BKBM” or “B”), Australian Bank Bill Swap Bid Rate (“BBSY” or “BB”), Canadian Overnight Repo Rate Average (“CORRA” or “CA”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. Variable rate loans typically include an interest reference rate floor feature.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)
The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2024, non-qualifying
assets represented 24.5% of total assets as calculated in accordance with regulatory requirements.

(7)
Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
123Dentist, Inc.	Delayed Draw Term Loan	8/9/2026	$22,316	$—
Abacus Holdco 2 Oy	Delayed Draw Term Loan	5/7/2026	298	—
ACI Group Holdings, Inc.	Revolver	8/2/2027	19,333	—
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2026	3,567	—
AI Altius Bidco, Inc.	Delayed Draw Term Loan	12/21/2028	39,500	—
AI Titan Parent Inc	Delayed Draw Term Loan	9/30/2026	22,055	(110)
AI Titan Parent Inc	Revolver	8/29/2031	13,784	(138)
Alera Group, Inc.	Delayed Draw Term Loan	11/17/2025	1,192	—
Allium Buyer LLC	Revolver	5/2/2029	249	(7)
American Restoration Holdings, LLC	Revolver	7/19/2030	6,079	—
American Restoration Holdings, LLC	Delayed Draw Term Loan	7/19/2026	6,566	—
American Rock Salt Co LLC	Delayed Draw Term Loan	9/16/2026	1,287	—
Amerilife Holdings LLC	Term Loan	8/31/2029	114,176	—
Amerilife Holdings LLC	Revolver	8/31/2028	69,224	—
Amerilife Holdings LLC	Delayed Draw Term Loan	8/31/2029	41,114	—
Amerilife Holdings LLC	Delayed Draw Term Loan	6/17/2026	59,419	—
Amerivet Partners Management, Inc.	Revolver	2/25/2028	11,511	—
Analytic Partners LP	Revolver	4/4/2028	4,891	(37)
Anaplan, Inc.	Revolver	6/21/2028	47,983	—
Alpine Intel Intermediate 2, LLC.	Delayed Draw Term Loan	12/20/2026	42,466	(212)
Apex Companies, LLC	Delayed Draw Term Loan	8/28/2026	5,188	—
Aptean Inc	Revolver	1/30/2031	3,641	—
Aptean Inc	Delayed Draw Term Loan	1/30/2026	1,987	—
Armada Parent, Inc.	Revolver	10/29/2027	27,000	—
Arnhem BidCo GmbH	Delayed Draw Term Loan	10/1/2027	57,055	(270)
Artisan Acquisitionco, Ltd.	Delayed Draw Term Loan	9/30/2027	54,556	(546)
Ascend Buyer, LLC	Revolver	9/30/2027	5,173	—
Atlas CC Acquisition Corp.	Revolver	5/26/2026	12,345	—
Atlas CC Acquisition Corp.	Delayed Draw Term Loan	5/26/2026	14,403	(4,764)
Atlas Securitized Products Funding 2, L.P.	Revolver	4/10/2026	1,435	—

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
AuditBoard Inc	Delayed Draw Term Loan	7/12/2026	$38,443	$(192)
AuditBoard Inc	Revolver	7/12/2031	15,377	(154)
Avalara Inc	Revolver	10/19/2028	2,308	—
Azurite Intermediate Holdings Inc.	Revolver	3/19/2031	6,840	—
Baker Tilly Advisory Group LP	Revolver	6/3/2030	37,285	—
Baker Tilly Advisory Group LP	Delayed Draw Term Loan	6/3/2026	26,608	(200)
Bamboo US BidCo LLC	Delayed Draw Term Loan	3/31/2025	1,925	—
Bamboo US BidCo LLC	Revolver	9/29/2029	6,278	—
Bamboo US BidCo, LLC	Delayed Draw Term Loan	11/20/2026	12,824	—
Bamboo US BidCo, LLC	Delayed Draw Term Loan	11/20/2026	12,824	(64)
Bayshore Intermediate #2 LP	Revolver	10/1/2027	12,408	(124)
Bayshore Intermediate #2 LP	Revolver	10/1/2027	14,727	—
Bazaarvoice, Inc.	Revolver	5/7/2028	31,883	—
Bidco 76 S.p.A.	Delayed Draw Term Loan	12/10/2027	26,377	(228)
Bimini Group Purchaser Inc	Delayed Draw Term Loan	4/26/2026	76,993	(385)
Bimini Group Purchaser Inc	Revolver	4/26/2031	11,406	—
Bluefin Holding, LLC	Revolver	9/12/2029	4,487	(11)
Bradyplus Holdings LLC	Delayed Draw Term Loan	10/31/2025	5,041	—
Brave Parent Holdings, Inc.	Delayed Draw Term Loan	5/28/2025	22,569	—
Brave Parent Holdings, Inc.	Revolver	11/29/2030	26,868	—
Caerus US 1, Inc.	Revolver	5/25/2029	62,674	—
Cambium Learning Group, Inc.	Revolver	7/20/2027	101,715	—
Canadian Hospital Specialties Ltd.	Revolver	4/15/2027	1,757	—
Capstone Acquisition Holdings Inc	Delayed Draw Term Loan	8/29/2026	8,261	(31)
Caribou Bidco Ltd	Delayed Draw Term Loan	7/9/2027	28,928	(141)
Carr Riggs & Ingram Capital LLC	Revolver	11/18/2031	9,033	—
Carr Riggs & Ingram Capital LLC	Delayed Draw Term Loan	11/18/2026	22,603	(113)
Castle Management Borrower, LLC	Revolver	11/3/2029	4,167	—
CB Nike Holdco LLC	Delayed Draw Term Loan	11/25/2027	66,711	(500)
CB Nike Holdco LLC	Revolver	11/26/2029	33,356	(500)
CEP V Investment 11 S.à r.l.	Delayed Draw Term Loan	9/1/2026	43,967	(436)
CFC Underwriting, Ltd.	Delayed Draw Term Loan	5/16/2025	20,232	(255)
CFGI Holdings, LLC	Revolver	11/2/2027	19,950	(399)
CFS Brands, LLC	Delayed Draw Term Loan	4/2/2025	10,595	—
CFS Brands, LLC	Revolver	10/2/2029	30,858	(617)
Channelside AcquisitionCo, Inc.	Delayed Draw Term Loan	4/28/2025	6,792	(20)
Channelside AcquisitionCo, Inc.	Delayed Draw Term Loan	11/15/2025	918	(2)
Channelside AcquisitionCo, Inc.	Revolver	5/15/2029	18,758	—
Charger Debt Merger Sub, LLC	Revolver	5/31/2030	7,000	(70)
Charger Debt Merger Sub, LLC	Delayed Draw Term Loan	5/31/2026	18,270	—
Chronicle Bidco, Inc.	Revolver	5/18/2029	3,638	—
Chronicle Bidco, Inc.	Delayed Draw Term Loan	3/26/2026	13,265	—
Cisive Holdings Corp	Revolver	12/8/2027	4,445	(89)
Clearview Buyer, Inc.	Revolver	2/26/2027	8,085	—
Community Management Holdings Midco 2 LLC	Revolver	11/1/2031	7,064	—
Community Management Holdings Midco 2 LLC	Delayed Draw Term Loan	11/1/2026	23,546	(177)
Compsych Investments Corp	Delayed Draw Term Loan	7/22/2027	20,230	(51)
Connatix Buyer, Inc.	Revolver	7/14/2027	11,927	—
Connatix Buyer, Inc.	Delayed Draw Term Loan	4/9/2026	4,662	(70)
Consor Intermediate II LLC	Delayed Draw Term Loan	5/10/2026	44,439	(222)
Consor Intermediate II LLC	Revolver	5/10/2031	11,850	—
Continental Buyer Inc	Revolver	4/2/2031	4,282	—
Continental Buyer Inc	Delayed Draw Term Loan	4/2/2026	11,420	(86)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	19,964	(214)

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Corfin Holdings, Inc.	Term Loan	12/27/2027	$144,662	$—
Coupa Software Inc.	Delayed Draw Term Loan	8/27/2025	164	(2)
Coupa Software Inc.	Revolver	2/27/2029	126	—
CPI Buyer, LLC	Revolver	11/1/2026	28,928	(579)
CPI Buyer, LLC	Delayed Draw Term Loan	11/23/2025	5,725	—
CRCI Longhorn Holdings Inc	Revolver	8/27/2031	6,110	—
CRCI Longhorn Holdings Inc	Delayed Draw Term Loan	8/27/2026	16,678	(83)
Creek Parent Inc.	Revolver	12/18/2031	19,175	(336)
Crewline Buyer, Inc.	Revolver	11/8/2030	12,790	(62)
CT Technologies Intermediate Holdings, Inc.	Delayed Draw Term Loan	8/30/2026	5,636	—
CT Technologies Intermediate Holdings, Inc.	Revolver	8/30/2031	14,164	(142)
Cumming Group, Inc.	Revolver	11/16/2027	19,356	—
Cumming Group, Inc.	Delayed Draw Term Loan	5/21/2025	7,544	—
CyrusOne Revolving Warehouse	Revolver	7/2/2027	191,575	—
Databricks, Inc.	Term Loan	1/3/2031	522,375	—
Databricks, Inc.	Delayed Draw Term Loan	1/3/2031	116,415	—
DCG Acquisition Corp.	Revolver	6/13/2031	36,470	(365)
DCG Acquisition Corp.	Delayed Draw Term Loan	6/13/2026	36,470	(182)
Dechra Pharmaceuticals Holdings Ltd	Delayed Draw Term Loan	1/24/2026	13,071	(163)
Dechra Pharmaceuticals Holdings Ltd	Delayed Draw Term Loan	1/24/2026	12,081	(153)
Denali Bidco Ltd	Delayed Draw Term Loan	4/17/2026	300	(3)
Diligent Corp	Delayed Draw Term Loan	4/26/2026	50,000	(375)
Diligent Corp	Revolver	8/4/2030	33,333	—
Discovery Education, Inc.	Revolver	4/9/2029	13,621	—
DM Intermediate Parent LLC	Revolver	9/30/2030	30,960	(464)
DM Intermediate Parent LLC	Delayed Draw Term Loan	9/30/2026	46,461	(348)
Doc Generici (Diocle S.p.A.)	Delayed Draw Term Loan	10/27/2025	5,367	(68)
Dropbox Inc	Delayed Draw Term Loan	12/10/2026	834,990	(4,175)
DTA Intermediate II Ltd.	Delayed Draw Term Loan	3/27/2026	16,849	—
DTA Intermediate II Ltd.	Revolver	3/27/2030	12,961	—
DTI Holdco, Inc.	Revolver	4/19/2029	16,000	(1,425)
Duro Dyne National Corp	Delayed Draw Term Loan	11/15/2026	34,499	(172)
Duro Dyne National Corp	Revolver	11/15/2031	34,499	(345)
Dwyer Instruments LLC	Delayed Draw Term Loan	11/20/2026	6,062	(30)
Dwyer Instruments LLC	Revolver	7/20/2029	7,275	(73)
Eden Acquisitionco Ltd	Delayed Draw Term Loan	11/17/2025	7,569	(95)
Edison Bidco AS	Delayed Draw Term Loan	12/18/2026	679	—
Edison Bidco AS	Delayed Draw Term Loan	12/18/2026	10,808	—
Emergency Power Holdings, LLC	Delayed Draw Term Loan	8/17/2025	43,758	—
Endeavor Schools Holdings LLC	Delayed Draw Term Loan	1/18/2025	12,377	—
Enstructure LLC	Delayed Draw Term Loan	6/10/2026	88,177	(1,411)
ENV Bidco AB	Delayed Draw Term Loan	12/13/2027	31,618	(355)
Essential Services Holding Corp	Delayed Draw Term Loan	6/17/2026	14,519	(73)
Essential Services Holding Corp	Revolver	6/17/2030	9,056	—
Everbridge Holdings, LLC	Delayed Draw Term Loan	7/2/2026	5,292	—
Everbridge Holdings, LLC	Revolver	7/2/2031	3,481	(9)
Excelitas Technologies Corp.	Revolver	8/14/2028	14,780	(148)
Excelitas Technologies Corp.	Delayed Draw Term Loan	5/1/2026	4,927	(49)
Experity, Inc.	Revolver	2/24/2028	11,146	—
Experity, Inc.	Delayed Draw Term Loan	9/13/2026	40,111	(201)
Falcon Parent Holdings, Inc.	Delayed Draw Term Loan	11/6/2026	25,693	(193)
Falcon Parent Holdings, Inc.	Revolver	11/6/2031	15,339	(230)
Fastener Distribution Holdings LLC	Delayed Draw Term Loan	10/31/2026	68,078	(340)
Fern Bidco Ltd	Delayed Draw Term Loan	7/3/2027	19,787	—

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Focus Financial Partners LLC	Delayed Draw Term Loan	9/11/2026	$1,599	$—
Formulations Parent Corp.	Revolver	11/15/2029	3,571	(36)
Foundation Risk Partners Corp.	Revolver	10/29/2029	16,269	—
Foundation Risk Partners Corp.	Delayed Draw Term Loan	5/21/2026	8,806	—
Frontgrade Technologies Holdings, Inc.	Revolver	1/9/2028	516	—
FusionSite Midco, LLC	Revolver	11/17/2029	7,366	(166)
FusionSite Midco, LLC	Delayed Draw Term Loan	9/25/2025	2,234	—
G&A Partners Holding Company II, LLC	Delayed Draw Term Loan	3/1/2026	23,934	—
G&A Partners Holding Company II, LLC	Revolver	3/1/2030	6,575	—
Galway Borrower, LLC	Revolver	9/29/2028	18,653	—
Galway Borrower, LLC	Delayed Draw Term Loan	2/7/2026	1,926	—
Gannett Fleming Inc	Revolver	8/5/2030	37,324	(560)
Gatekeeper Systems, Inc.	Delayed Draw Term Loan	8/27/2026	61,694	(617)
Gatekeeper Systems, Inc.	Revolver	8/28/2030	9,238	—
GI Ranger Intermediate, LLC	Revolver	10/29/2027	9,540	—
Gimlet Bidco GmbH	Delayed Draw Term Loan	4/23/2027	29,679	—
GovernmentJobs.com, Inc.	Delayed Draw Term Loan	12/2/2025	60,893	—
GovernmentJobs.com, Inc.	Revolver	12/2/2027	38,416	(610)
Granicus Inc.	Delayed Draw Term Loan	8/2/2026	1,431	(7)
Granicus, Inc.	Revolver	1/17/2031	4,284	—
Graphpad Software LLC	Revolver	6/28/2031	13,945	(70)
Graphpad Software LLC	Delayed Draw Term Loan	6/28/2026	33,558	—
Great Day Improvements LLC	Revolver	6/13/2030	5,914	(118)
Ground Penetrating Radar Systems LLC	Term Loan	1/2/2032	119,645	—
Ground Penetrating Radar Systems LLC	Delayed Draw Term Loan	1/2/2032	23,009	—
Ground Penetrating Radar Systems LLC	Revolver	1/2/2032	12,271	—
Groundworks LLC	Delayed Draw Term Loan	3/14/2026	1,404	—
GS Acquisitionco, Inc.	Delayed Draw Term Loan	3/26/2026	4,620	—
GS Acquisitionco, Inc.	Revolver	3/26/2034	4,500	(23)
GTCR Everest Borrower, LLC	Revolver	9/5/2029	3,125	(9)
Gusto Sing Bidco Pte Ltd	Delayed Draw Term Loan	11/15/2027	102	—
Hargreaves Lansdown	Term Loan	9/26/2031	103,744	—
Helix TS, LLC	Delayed Draw Term Loan	12/20/2026	51,623	—
High Street Buyer, Inc.	Revolver	4/16/2027	4,186	—
High Street Buyer, Inc.	Delayed Draw Term Loan	2/4/2025	2,419	—
High Street Buyer, Inc.	Delayed Draw Term Loan	3/1/2026	44,077	—
Houghton Mifflin, LLC	Revolver	4/7/2027	18,750	(30)
Icefall Parent, Inc.	Revolver	1/17/2030	6,880	—
IEM New Sub 2, LLC	Delayed Draw Term Loan	8/8/2026	76,076	(571)
IG Investments Holdings, LLC	Revolver	9/22/2028	55,251	—
Imagine 360 LLC	Delayed Draw Term Loan	9/18/2026	13,684	(68)
Imagine 360 LLC	Revolver	9/30/2028	8,582	(86)
Inception Fertility Ventures LLC	Revolver	4/29/2030	4,685	—
Inception Fertility Ventures LLC	Delayed Draw Term Loan	4/29/2026	61,644	—
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/23/2026	17,754	(37)
Integrity Marketing Acquisition, LLC	Revolver	8/27/2028	2,183	—
Integrity Marketing Acquisition, LLC	Revolver	8/27/2026	653	—
IQN Holding Corp	Revolver	5/2/2028	3,372	—
IRI Group Holdings Inc	Revolver	12/1/2027	83,928	—
Iris Buyer, LLC	Revolver	10/2/2029	7,870	(216)
Iris Buyer, LLC	Delayed Draw Term Loan	4/2/2025	2,759	—
ISQ Hawkeye Holdco, Inc.	Revolver	8/20/2030	734	—
ISQ Hawkeye Holdco, Inc.	Delayed Draw Term Loan	8/20/2026	1,355	—
Java Buyer, Inc.	Delayed Draw Term Loan	6/28/2026	44,520	—

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Java Buyer, Inc.	Revolver	12/15/2027	$12,142	$—
Java Buyer, Inc.	Revolver	12/15/2027	24,284	—
JS Parent Inc	Revolver	4/24/2031	7,880	(39)
JSS Holdings, Inc.	Delayed Draw Term Loan	11/8/2026	136,995	(685)
Jupiter Bidco Limited	Delayed Draw Term Loan	8/31/2025	41,454	(620)
Kaseya, Inc.	Delayed Draw Term Loan	6/25/2025	33,089	—
Kaseya, Inc.	Revolver	6/25/2029	36,559	—
Kattegat Project Bidco AB	Delayed Draw Term Loan	10/5/2026	12,225	(146)
Knowledge Pro Buyer, Inc.	Revolver	12/10/2027	10,044	—
Knowledge Pro Buyer, Inc.	Delayed Draw Term Loan	12/8/2025	8,737	—
Kona Buyer, LLC	Delayed Draw Term Loan	7/23/2025	50,738	—
Kona Buyer, LLC	Delayed Draw Term Loan	7/23/2026	63,422	(317)
Kona Buyer, LLC	Revolver	7/23/2031	25,369	(127)
Kwol Acquisition, Inc.	Revolver	12/6/2029	897	(2)
Loar Group, Inc.	Delayed Draw Term Loan	5/10/2026	100,000	(940)
LogicMonitor Inc	Revolver	11/15/2031	11,450	—
LPW Group Holdings, Inc.	Revolver	3/15/2030	6,566	—
Lsf12 Crown US Commercial Bidco LLC	Revolver	12/2/2029	24,405	(200)
Magic Bidco Inc	Delayed Draw Term Loan	7/1/2026	15,863	—
Magic Bidco Inc	Revolver	7/1/2030	2,430	—
Magneto Components BuyCo, LLC	Revolver	12/5/2029	8,983	(180)
Magneto Components BuyCo, LLC	Delayed Draw Term Loan	6/5/2025	10,780	(135)
Mantech International CP	Delayed Draw Term Loan	6/14/2025	133,060	(1,200)
Mantech International CP	Revolver	9/14/2028	111,612	—
Material Holdings, LLC	Revolver	8/19/2027	3,179	(374)
Maverick Bidco Inc.	Delayed Draw Term Loan	8/16/2026	10,523	—
Maverick Bidco Inc.	Delayed Draw Term Loan	8/16/2026	50,452	(347)
MB2 Dental Solutions, LLC	Delayed Draw Term Loan	2/13/2026	10,652	—
MB2 Dental Solutions, LLC	Revolver	2/13/2031	2,241	—
Medline Borrower LP	Revolver	2/27/2026	17,850	(63)
Mercury Bidco Globe Limited	Delayed Draw Term Loan	1/31/2026	25,268	(284)
Metis Buyer, Inc.	Revolver	5/4/2026	3,960	—
MHE Intermediate Holdings, LLC	Revolver	7/21/2027	643	—
Minotaur Acquisition, Inc.	Revolver	5/10/2030	9,910	(50)
Minotaur Acquisition, Inc.	Delayed Draw Term Loan	5/10/2025	16,516	(83)
Monk Holding Co.	Delayed Draw Term Loan	6/1/2025	17,311	—
More Cowbell II, LLC	Delayed Draw Term Loan	9/1/2025	2,244	(27)
More Cowbell II, LLC	Revolver	9/4/2029	1,699	—
MPG Parent Holdings, LLC	Revolver	1/8/2030	2,232	—
MPG Parent Holdings, LLC	Delayed Draw Term Loan	1/8/2027	5,146	(39)
MRI Software, LLC	Revolver	2/10/2027	23,946	—
MRI Software, LLC	Delayed Draw Term Loan	1/16/2027	21,653	—
Natus Medical Incorporated	Revolver	7/21/2027	1,225	—
NAVEX TopCo, Inc.	Revolver	11/9/2028	8,855	—
Navigator Acquiror, Inc.	Delayed Draw Term Loan	1/23/2025	15,315	—
NDC Acquisition Corp.	Revolver	3/9/2027	3,425	—
Neptune BidCo	Delayed Draw Term Loan	4/2/2031	2,051	(101)
Neptune Holdings, Inc.	Revolver	8/31/2029	2,000	—
Netsmart Technologies Inc	Delayed Draw Term Loan	8/23/2026	26,031	(130)
Netsmart Technologies Inc	Revolver	8/23/2031	26,555	(133)
Noble Midco 3 Ltd	Delayed Draw Term Loan	6/10/2027	9,042	(45)
Noble Midco 3 Ltd	Revolver	6/10/2030	6,028	—
North Haven Stallone Buyer, LLC	Delayed Draw Term Loan	10/1/2026	2,893	(7)
North Haven Stallone Buyer, LLC	Revolver	5/24/2027	5,164	(13)

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
North Haven Ushc Acquisition Inc	Revolver	10/30/2027	$8,779	$—
North Haven Ushc Acquisition Inc	Delayed Draw Term Loan	8/28/2026	25,764	—
Odevo AB	Delayed Draw Term Loan	12/12/2027	191,921	(475)
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	1/21/2025	69,791	—
ONS MSO, LLC	Delayed Draw Term Loan	12/13/2025	36,836	—
ONS MSO, LLC	Revolver	7/8/2026	3,250	—
Optimizely North America Inc	Revolver	10/31/2031	3,007	(30)
Oranje Holdco Inc	Revolver	2/1/2029	8,250	—
Oxford Global Resources Inc	Revolver	8/17/2027	9,254	—
Paisley Bidco Ltd	Delayed Draw Term Loan	4/18/2027	3,635	(27)
Park Place Technologies, LLC	Delayed Draw Term Loan	9/1/2025	85,594	(428)
Park Place Technologies, LLC	Revolver	3/25/2030	45,793	—
Patriot Growth Insurance Services, LLC.	Revolver	10/16/2028	3,567	—
Patriot Growth Insurance Services, LLC.	Delayed Draw Term Loan	10/16/2028	7,901	—
Pavion Corp.	Delayed Draw Term Loan	10/30/2025	3,902	—
PDI TA Holdings, Inc.	Delayed Draw Term Loan	2/1/2026	7,061	—
PDI TA Holdings, Inc.	Revolver	2/3/2031	6,996	(52)
Pearce Intermediate Holdings, Inc	Delayed Draw Term Loan	11/6/2026	100,000	(500)
Petrus Buyer Inc	Delayed Draw Term Loan	10/17/2025	4,929	—
Petrus Buyer Inc	Revolver	10/17/2029	5,163	—
Phoenix 1 Buyer Corp.	Revolver	11/20/2029	8,349	—
Ping Identity Holding Corp	Revolver	10/17/2028	3,856	—
PKF O’Connor Davies Advisory, LLC	Delayed Draw Term Loan	11/15/2026	40,761	(204)
PKF O’Connor Davies Advisory, LLC	Revolver	11/15/2031	11,413	—
Plasma Buyer, LLC	Revolver	5/12/2028	6,365	—
Plasma Buyer, LLC	Delayed Draw Term Loan	11/12/2025	679	—
Point Broadband Acquisition, LLC	Delayed Draw Term Loan	5/29/2026	67,596	(845)
Polyphase Elevator Holding Co.	Revolver	6/23/2027	374	—
PPV Intermediate Holdings, LLC	Revolver	8/31/2029	9,910	—
PPV Intermediate Holdings, LLC	Delayed Draw Term Loan	8/7/2026	19,691	(98)
Profile Products, LLC	Revolver	11/12/2027	7,110	—
Profile Products, LLC	Revolver	11/12/2027	6,697	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	5/8/2025	16,623	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	5/8/2025	2,915	—
Project Leopard Holdings, Inc.	Revolver	7/20/2027	6,162	—
PT Intermediate Holdings III LLC	Delayed Draw Term Loan	4/9/2026	12,013	(15)
QBS Parent Inc	Revolver	11/7/2031	5,656	(28)
Qualus Power Services Corp.	Delayed Draw Term Loan	5/9/2026	7,267	—
Qualus Power Services Corp.	Delayed Draw Term Loan	10/25/2026	36,805	(184)
RAD CLO 27 Ltd	Structured Finance Obligation - Debt	1/15/2038	10,000	—
RAD CLO 27 Ltd	Structured Finance Obligation - Equity	1/15/2038	26,823	—
Rally Buyer, Inc.	Revolver	7/19/2028	4,081	—
Redwood Services Group, LLC	Delayed Draw Term Loan	8/15/2025	336	—
Relativity ODA, LLC	Revolver	5/14/2029	4,813	(120)
RFS Opco, LLC	Delayed Draw Term Loan	12/3/2025	7,619	(29)
Riser Merger Sub, Inc.	Revolver	10/31/2029	16,200	—
Riser Merger Sub, Inc.	Delayed Draw Term Loan	10/31/2025	37,800	(378)
Riser Merger Sub, Inc.	Delayed Draw Term Loan	10/31/2025	15,233	—
RoadOne Inc	Revolver	12/29/2028	226	—
RSC Acquisition, Inc.	Revolver	11/1/2029	6,174	(108)
RSC Acquisition, Inc.	Delayed Draw Term Loan	8/15/2026	47,154	—
Safety Borrower Holdings LP	Revolver	9/1/2027	2,517	—

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Safety Products/JHC Acquisition Corp	Delayed Draw Term Loan	6/28/2026	$4,912	$—
Sailpoint Technologies, Inc.	Revolver	8/16/2028	34,083	—
Sam Holding Co, Inc.	Revolver	3/24/2027	16,800	—
Sam Holding Co, Inc.	Delayed Draw Term Loan	9/5/2025	23,600	—
Scorpio BidCo SAS	Delayed Draw Term Loan	3/10/2026	7,858	—
Seahawk Bidco, LLC	Delayed Draw Term Loan	12/19/2026	74,803	(342)
Seahawk Bidco, LLC	Revolver	12/19/2030	22,377	(205)
Severin Acquisition LLC	Delayed Draw Term Loan	10/1/2027	68,984	(345)
Severin Acquisition LLC	Revolver	10/1/2031	41,391	—
SG Acquisition, Inc.	Revolver	4/3/2030	13,537	—
Simplicity Financial Marketing Group Holdings Inc	Delayed Draw Term Loan	12/31/2026	12,083	(60)
Simplicity Financial Marketing Group Holdings Inc	Revolver	12/31/2031	6,041	(60)
Skopima Consilio Parent LLC	Revolver	5/14/2028	6,300	(18)
Smile Doctors, LLC	Revolver	12/23/2027	51,955	(1,299)
Smile Doctors, LLC	Delayed Draw Term Loan	6/9/2025	49,332	—
Soliant Lower Intermediate, LLC	Revolver	7/18/2029	20,000	(450)
Spaceship Purchaser Inc	Revolver	10/17/2031	59,800	(598)
Spaceship Purchaser Inc	Delayed Draw Term Loan	10/17/2026	29,900	—
Spaceship Purchaser Inc	Delayed Draw Term Loan	10/17/2027	71,760	—
Sparta UK Bidco Ltd	Delayed Draw Term Loan	9/25/2028	12,868	—
SpecialtyCare, Inc.	Revolver	6/18/2026	2,493	—
Spectrum Safety Solutions Purchaser, LLC	Delayed Draw Term Loan	7/1/2026	69,467	(521)
Spectrum Safety Solutions Purchaser, LLC	Revolver	7/1/2030	61,551	(420)
Speedster Bidco GmbH	Revolver	5/13/2031	26,875	(72)
Stepping Stones Healthcare Services, LLC	Revolver	12/30/2026	24,314	—
Stepping Stones Healthcare Services, LLC	Delayed Draw Term Loan	4/24/2026	44,329	—
STV Group, Inc.	Delayed Draw Term Loan	3/20/2026	16,811	(168)
STV Group, Inc.	Revolver	3/20/2031	10,086	—
Sunshine Cadence Holdco, LLC	Delayed Draw Term Loan	5/1/2026	35,360	—
Sunshine Cadence Holdco, LLC	Revolver	5/1/2030	32,000	(320)
Tango Bidco SAS	Delayed Draw Term Loan	10/17/2027	5,573	(34)
Tango Bidco SAS	Revolver	10/17/2027	12,593	—
TEI Intermediate LLC	Revolver	12/13/2031	18,156	—
TEI Intermediate LLC	Delayed Draw Term Loan	12/13/2026	48,489	(242)
Tennessee Bidco Limited	Delayed Draw Term Loan	7/1/2026	121,011	—
The Fertility Partners, Inc.	Revolver	9/16/2027	5,706	—
The GI Alliance Management, LLC	Delayed Draw Term Loan	3/1/2026	91,404	—
The Hiller Companies LLC	Delayed Draw Term Loan	6/20/2026	16,253	—
The Hiller Companies LLC	Revolver	6/20/2030	13,713	(103)
The North Highland Co LLC	Revolver	12/20/2030	20,288	—
The North Highland Co LLC	Delayed Draw Term Loan	12/20/2026	35,521	(178)
Thermostat Purchaser III, Inc.	Revolver	8/31/2026	4,375	—
THG Acquisition LLC	Delayed Draw Term Loan	10/31/2026	14,932	(75)
THG Acquisition LLC	Revolver	10/31/2031	6,911	—
TIH Insurance Holdings, LLC.	Revolver	5/6/2029	19,894	(73)
Tricentis	Term Loan	2/11/2032	131,086	—
Tricentis	Delayed Draw Term Loan	2/11/2032	26,217	—
Tricentis	Revolver	2/11/2032	16,386	—
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	4/24/2025	240	—
Trinity Air Consultants Holdings Corp.	Revolver	6/29/2028	13,269	—
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	4/24/2025	14,838	—
Trinity Partners Holdings, LLC	Delayed Draw Term Loan	6/20/2025	115,743	(1,145)
Triple Lift, Inc.	Revolver	5/5/2028	14,295	(572)
TRP Infrastructure Services, LLC	Delayed Draw Term Loan	12/2/2026	19,994	(100)

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	$47,204	$—
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	31,353	—
Unified Physician Management, LLC	Revolver	6/18/2029	101,845	—
Unified Physician Management, LLC	Delayed Draw Term Loan	3/25/2026	640	—
Unified Women’s Healthcare LP	Delayed Draw Term Loan	10/25/2026	4,000	(15)
US Oral Surgery Management Holdco, LLC	Revolver	11/20/2028	15,496	—
US Oral Surgery Management Holdco, LLC	Delayed Draw Term Loan	12/13/2026	49,274	(246)
Varicent Parent Holdings Corp	Delayed Draw Term Loan	8/23/2026	17,174	(129)
Varicent Parent Holdings Corp	Revolver	8/23/2031	9,550	—
Victors CCC Buyer, LLC	Revolver	6/1/2029	29,205	—
VS Buyer LLC	Revolver	4/12/2029	15,000	(975)
Water Holdings Acquisition LLC	Delayed Draw Term Loan	7/31/2026	35,637	—
West Monroe Partners, LLC	Revolver	11/9/2027	70,714	—
West Monroe Partners, LLC	Delayed Draw Term Loan	12/18/2026	122,500	—
WHCG Purchaser III Inc	Delayed Draw Term Loan	8/2/2027	17,234	—
World Insurance Associates, LLC	Delayed Draw Term Loan	4/21/2025	16,651	—
World Insurance Associates, LLC	Revolver	4/3/2028	3,333	—
WPEngine, Inc.	Revolver	8/14/2029	8,140	(244)
YA Intermediate Holdings II, LLC	Delayed Draw Term Loan	10/1/2026	19,072	(95)
YA Intermediate Holdings II, LLC	Revolver	10/1/2031	8,688	—
Yellow Castle AB	Delayed Draw Term Loan	7/7/2029	11,621	—
Zellis TopCo Limited	Term Loan	8/13/2031	19,375	—
Zendesk Inc	Delayed Draw Term Loan	11/22/2025	208,035	(3,121)
Zendesk Inc	Revolver	7/23/2030	97,650	—
Zeus, LLC	Revolver	2/8/2030	6,851	(34)
Zeus, LLC	Delayed Draw Term Loan	2/27/2026	5,938	—
Zorro Bidco Ltd	Delayed Draw Term Loan	8/13/2027	18,421	(182)

Total Unfunded Commitments			$10,804,045	$(49,557)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2024 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2024 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2024 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2024 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2024 was 1.50%.
(14)	The interest rate floor on these investments as of December 31, 2024 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.
(16)
Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company is deemed to “control” a portfolio company if the Company owns more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. Under the 1940 Act, the Company

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

is deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2024, the Company’s controlled/affiliated and non-controlled/affiliated
investments were as follows:

	Fair Value as of December 31, 2023	Gross Additions	Gross Reductions	Net Change in Unrealized Appreciation (Depreciation)	Net Realized Gain (Loss)	Fair Value as of December 31, 2024	Income
Non-Controlled/Affiliated Investments
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	$2,499	$—	$—	$(1,105)	$—	$1,394	$13
Controlled/Affiliated Investments
Daylight Beta Parent, LLC (Benefytt Technologies, Inc.)	49,530	—	—	(36,786)	—	12,744	224
CFCo, LLC (Benefytt Technologies, Inc.)	612	—	—	(612)	—	—	—
CFCo, LLC (Benefytt Technologies, Inc.) - Class B Units	—	—	—	—	—	—	—
Pibb Member, LLC - LP Interest	—	214,844	—	62	—	214,906	—
Pibb Member, LLC	—	2,250	—	—	—	2,250	5
Pigments Services, Inc.	9,412	—	(115)	(1,598)	—	7,699	—
Pigments Services, Inc.	9,908	1,500	(91)	—	—	11,317	1,455
Pigments Holdings LP - LP Interest	—	—	—	—	—	—	—
Material Holdings, LLC	—	230,908	—	1,461	—	232,369	13,944
Material Holdings, LLC	—	57,042	—	(41,476)	—	15,566	3,390
Material+ Holding Company, LLC - Class C Units	—	—	—	—	—	—	—
Specialty Lending Company, LLC - LLC Interest	265,631	95,085	(13,500)	(32,249)	—	314,967	—
BCRED Emerald JV LP - LP Interest	2,032,260	—	(187,500)	(65,960)	—	1,778,800	269,906
BCRED Verdelite JV LP - LP Interest	129,265	—	—	6,346	—	135,611	11,170
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	1,981	—	—	186	—	2,167	—

Total	$2,501,098	$601,629	$(201,206)	$(171,731)	$—	$2,729,790	$300,107

(17)	Loan was on non-accrual status as of December 31, 2024.
(18)
These loans are
“last-out”
portions of loans. The
“last-out”
portion of the Company’s loan investment generally earns a higher interest rate than the
“first-out”
portion, and in exchange the
“first-out”
portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the
“last-out”
portion.

(19)
All securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), including investments in joint ventures but excluding Loar Holdings Inc. - Common Equity and Moderna Inc - Common Stock, and may be deemed to be “restricted securities.” As of December 31, 2024, the aggregate fair value of these securities is $68,353.7 million or 175.85% of the Company’s net assets. The initial acquisition dates have been included for such securities.

(20)	The interest rate floor on these investments as of December 31, 2024 was 3.00%.

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

ADDITIONAL INFORMATION
Foreign Currency Forward Contracts

Counterparty	Currency Purchased		Currency Sold		Settlement Date	Unrealized Appreciation (Depreciation)
Deutsche Bank AG	USD	10,570	CAD	15,000	3/18/2025	$127
Deutsche Bank AG	USD	14,092	CAD	20,000	3/17/2025	170
BNP Paribas	USD	1,644	CAD	2,300	2/21/2025	44
Deutsche Bank AG	USD	15,593	CHF	13,820	3/18/2025	234
Goldman Sachs Bank USA	USD	78,979	DKK	557,791	3/18/2025	1,240
BNP Paribas	USD	95,504	EUR	90,200	2/21/2025	1,951
Deutsche Bank AG	USD	224,055	EUR	213,000	3/18/2025	2,867
Deutsche Bank AG	USD	124,918	GBP	98,800	3/18/2025	1,290
BNP Paribas	USD	51,695	GBP	40,900	2/21/2025	508
Goldman Sachs Bank USA	USD	50,381	NOK	562,273	3/18/2025	948
BNP Paribas	USD	2,741	NOK	30,100	2/21/2025	94
Goldman Sachs Bank USA	USD	22,727	NZD	39,280	3/18/2025	739
Goldman Sachs Bank USA	USD	54,333	SEK	588,000	3/10/2025	1,019
Goldman Sachs Bank USA	USD	10,125	SEK	109,749	3/17/2025	169
Goldman Sachs Bank USA	USD	22,058	SEK	239,106	3/18/2025	369
BNP Paribas	USD	1,754	SEK	19,100	2/21/2025	24

Total Foreign Currency Forward Contracts						$11,793

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Interest Rate Swaps

Counterparty	Hedged Item	Company Receives	Company Pays	Maturity Date	Notional Amount	Fair Market Value	Upfront Payments / Receipts	Change in Unrealized Gains / (Losses) (1)
Goldman Sachs Bank USA	January 2025 Notes	2.70%	SOFR + 0.99%	1/15/2025	500,000	$(594)	$—	$14,818
Goldman Sachs Bank USA	December 2026 Notes	2.63%	SOFR + 0.26%	12/15/2026	625,000	(20,239)	—	4,486
Deutsche Bank AG	December 2026 Notes	2.63%	SOFR + 0.26%	12/15/2026	625,000	(20,084)	—	4,411
Goldman Sachs Bank USA	March 2025 Notes	4.70%	SOFR + 2.43%	3/24/2025	400,000	(1,889)	—	9,200
Deutsche Bank AG	March 2025 Notes	4.70%	SOFR + 2.43%	3/24/2025	500,000	(2,364)	—	11,510
Deutsche Bank AG	April 2026 UK Bonds	4.87%	SONIA + 2.78%	4/14/2026	GBP 250,000	(8,780)	—	3,640
SMBC Capital Markets, Inc.	May 2027 Notes	5.61%	SOFR + 2.79%	5/3/2027	625,000	(17,930)	—	244
SMBC Capital Markets, Inc.	September 2025 Notes	7.05%	SOFR + 2.93%	9/29/2025	600,000	(888)	—	953
Goldman Sachs Bank USA	October 2027 Notes	7.49%	SOFR + 3.72%	10/11/2027	350,000	(3,527)	—	(3,990)
SMBC Capital Markets, Inc.	September 2025 Notes	7.05%	SOFR + 2.97%	9/29/2025	200,000	(360)	—	400
SMBC Capital Markets, Inc.	November 2028 Notes	7.30%	SOFR + 3.06%	11/27/2028	500,000	1,951	—	(11,731)
Goldman Sachs Bank USA	January 2031 Notes	6.25%	SOFR + 2.46%	1/25/2031	250,000	(4,281)	—	(4,281)
BNP Paribas	January 2031 Notes	6.25%	SOFR + 2.47%	1/25/2031	250,000	(4,395)	—	(4,395)
Deutsche Bank AG	July 2029 Notes	5.95%	SOFR + 1.74%	7/16/2029	500,000	2,732	—	2,732
BNP Paribas	September 2027 Notes	4.95%	SOFR + 1.69%	9/26/2027	400,000	(8,791)	—	(8,791)
SMBC Capital Markets, Inc.	April 2030 Notes	5.25%	SOFR + 2.01%	4/1/2030	400,000	(15,969)	—	(15,969)
Morgan Stanley Capital Services LLC	November 2029 Notes	5.60%	SOFR + 1.64%	11/22/2029	400,000	(2,151)	—	(2,151)
Deutsche Bank AG	November 2034 Notes	6.00%	SOFR + 2.04%	11/22/2034	600,000	(7,827)	—	(7,827)
Wells Fargo Bank, N.A.	November 2034 Notes	6.00%	SOFR + 2.26%	11/22/2034	200,000	(6,212)	—	(6,212)

Total Interest Rate Swaps						$(121,598)	$—	$(12,953)

(1)	For interest rates swaps designated in qualifying hedge relationships, the change in fair value is recorded in Interest expense in the Consolidated Statements of Operations.
The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt
First Lien Debt - non-controlled/non-affiliated
Aerospace & Defense
Amentum Government Services Holdings, LLC	(8)	SOFR + 4.00%	9.47%	1/29/2027		$2,519	$2,521	$2,526	0.01%
Amentum Government Services Holdings, LLC	(9)	SOFR + 4.00%	9.36%	2/15/2029		12,101	12,057	12,129	0.04
Atlas CC Acquisition Corp.	(7)(10)	SOFR + 4.25%	9.90%	5/25/2028		50,466	49,307	45,735	0.16
Atlas CC Acquisition Corp.	(4)(7)(10)	SOFR + 4.00%	9.46%	5/25/2028		5,350	5,150	3,548	0.01
Corfin Holdings, Inc.	(4)(10)	SOFR + 6.00%	11.46%	12/27/2027		5,759	5,721	5,586	0.02
Corfin Holdings, Inc.	(4)(11)	SOFR + 6.00%	11.46%	12/27/2027		25,374	25,374	24,613	0.09
Corfin Holdings, Inc.	(4)(11)	SOFR + 6.00%	11.46%	2/5/2026		1,672	1,657	1,622	0.01
Frontgrade Technologies Holdings, Inc.	(4)(7)(10)	SOFR + 6.75%	12.10%	1/9/2030		2,370	2,300	2,370	0.01
Linquest Corp.	(4)(10)	SOFR + 5.75%	11.23%	7/28/2028		153,956	151,945	151,647	0.53
Loar Group, Inc.	(4)(11)	SOFR + 7.25%	12.71%	10/2/2024		142,825	141,839	142,825	0.50
Loar Group, Inc.	(4)(11)	SOFR + 7.25%	12.71%	10/16/2025		28,773	28,773	28,773	0.10
Loar Group, Inc.	(4)(7)(11)	SOFR + 7.25%	12.71%	4/1/2024		52,535	52,098	51,595	0.18
LSF11 Trinity Bidco, Inc.	(8)	SOFR + 4.00%	9.36%	6/14/2030		1,071	1,069	1,079	0.00
Magneto Components BuyCo, LLC	(4)(6)(7)(10)	SOFR + 6.00%	11.36%	12/5/2030		54,347	52,648	52,629	0.18
Maverick Acquisition, Inc.	(4)(11)	SOFR + 6.25%	11.60%	6/1/2027		48,220	47,615	35,683	0.13
Peraton Corp.	(10)	SOFR + 3.75%	9.21%	2/1/2028		13,470	13,494	13,521	0.05
Vertex Aerospace Services Corp.	(10)	SOFR + 3.25%	8.71%	12/6/2028		11,790	11,748	11,818	0.04
West Star Aviation Acquisition, LLC	(4)(10)	SOFR + 6.00%	11.35%	3/1/2028		14,914	14,633	14,616	0.05

							619,949	602,315	2.11
Air Freight & Logistics
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	11.25%	6/11/2027		172,313	170,244	166,713	0.58
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	11.18%	6/11/2027		93,295	92,138	90,263	0.32
Alliance Ground	(4)(10)	SOFR + 5.75%	11.18%	6/11/2027		94,658	93,323	91,582	0.32
ENV Bidco AB	(4)(6)(7)(8)	E + 5.75%	9.68%	7/19/2029	EUR	114,140	113,610	121,716	0.43
ENV Bidco AB	(4)(6)(10)	SOFR + 5.75%	11.10%	7/19/2029		102,349	100,312	101,837	0.36
Livingston International, Inc.	(4)(6)(10)	SOFR + 5.50%	10.95%	4/30/2027		103,554	103,080	98,118	0.34
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	11.77%	12/9/2026		28,088	27,623	28,088	0.10
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	11.77%	2/5/2029		139,452	137,422	139,452	0.49
Redwood Services Group, LLC	(4)(7)(10)	SOFR + 6.25%	11.70%	6/15/2029		60,184	59,155	59,309	0.21
RoadOne Inc	(4)(5)(7)(11)	SOFR + 6.25%	11.72%	12/30/2028		1,098	1,062	1,075	0.00
RWL Holdings, LLC	(4)(10)	SOFR + 5.75%	11.25%	12/31/2028		272,911	269,041	257,901	0.90
SEKO Global Logistics Network, LLC	(4)(11)	E + 5.00%	8.89%	12/30/2026	EUR	34,773	39,915	37,620	0.13
SEKO Global Logistics Network, LLC	(4)(11)	SOFR + 5.00%	10.72%	12/30/2026		68,432	67,909	67,064	0.24
SEKO Global Logistics Network, LLC	(4)(7)(11)	P + 4.00%	12.50%	12/30/2026		3,195	3,156	2,962	0.01
SEKO Global Logistics Network, LLC	(4)(11)	SOFR + 5.00%	10.66%	12/30/2026		14,997	14,946	14,697	0.05
The Kenan Advantage Group, Inc.	(10)	SOFR + 3.86%	9.22%	3/24/2026		13,048	13,058	13,025	0.05
Wwex Uni Topco Holdings, LLC	(10)	SOFR + 4.00%	9.61%	7/26/2028		14,041	13,947	13,800	0.05

							1,319,941	1,305,222	4.58

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Airlines
Air Canada	(6)(10)	SOFR + 3.50%	9.14%	8/11/2028		$12,626	$12,616	$12,681	0.04%
Brown Group Holding, LLC	(9)	SOFR + 2.75%	8.21%	6/7/2028		7,459	7,439	7,476	0.03
United Airlines, Inc.	(6)(10)	SOFR + 3.75%	9.22%	4/21/2028		15,886	15,939	15,966	0.06

							35,994	36,123	0.13
Auto Components
Clarios Global LP	(6)(8)	SOFR + 3.75%	9.11%	5/6/2030		3,491	3,490	3,503	0.01
Metis Buyer, Inc.	(10)	SOFR + 4.00%	9.47%	5/4/2028		27,159	26,698	27,244	0.10
Metis Buyer, Inc.	(4)(7)(10)	SOFR + 3.25%	8.89%	5/4/2028		3,060	2,965	3,014	0.01

							33,153	33,761	0.12
Beverages
Triton Water Holdings, Inc.	(9)	SOFR + 3.25%	8.86%	3/31/2028		44,769	44,081	44,433	0.16
Biotechnology
Grifols Worldwide Operations USA Inc	(8)	SOFR + 2.00%	7.54%	11/15/2027		997	988	999	0.00
Building Products
Cornerstone Building Brands, Inc.	(6)(9)	SOFR + 5.63%	10.99%	8/1/2028		25,736	25,402	26,063	0.09
Cornerstone Building Brands, Inc.	(6)(9)	SOFR + 3.25%	8.71%	4/12/2028		4,867	4,840	4,877	0.02
CP Atlas Buyer, Inc.	(9)	SOFR + 3.75%	9.21%	11/23/2027		35,708	35,646	35,221	0.12
Engineered Stone Group Holdings III Ltd.	(4)(6)(8)	E + 5.75%	9.68%	4/23/2028	EUR	28,739	31,206	27,205	0.10
Engineered Stone Group Holdings III Ltd.	(4)(6)(10)	SOFR + 5.75%	11.39%	4/23/2028		59,425	58,835	50,957	0.18
Fencing Supply Group Acquisition, LLC	(4)(7)(11)	SOFR + 6.00%	11.64%	2/26/2027		110,714	109,659	109,004	0.38
Great Day Improvements, LLC	(4)(10)	SOFR + 6.25%	11.72%	12/29/2027		179,780	177,387	179,780	0.63
Great Day Improvements, LLC	(4)(10)	SOFR + 6.25%	11.89%	12/29/2027		12,192	11,845	12,192	0.04
Jacuzzi Brands, LLC	(4)(11)	SOFR + 6.00%	11.35%	2/25/2025		43,474	43,317	39,236	0.14
Jacuzzi Brands, LLC	(4)(10)	SOFR + 6.00%	11.35%	2/25/2027		187,540	186,022	169,254	0.59
Jacuzzi Brands, LLC	(4)(10)	SOFR + 6.00%	11.35%	2/25/2025		6,319	6,296	5,703	0.02
Kodiak BP, LLC	(10)	SOFR + 3.25%	8.86%	3/12/2028		40,384	40,201	40,369	0.14
L&S Mechanical Acquisition, LLC	(4)(10)	SOFR + 6.25%	11.70%	9/1/2027		113,142	111,774	108,051	0.38
Lindstrom, LLC	(4)(11)	SOFR + 6.25%	11.69%	4/7/2025		148,455	146,699	145,857	0.51
Mi Windows and Doors, LLC	(9)	SOFR + 3.50%	8.96%	12/18/2027		5,489	5,497	5,509	0.02
Oscar AcquisitionCo LLC	(9)	SOFR + 4.50%	9.95%	4/29/2029		3,469	3,362	3,441	0.01
The Chamberlain Group, Inc.	(9)	SOFR + 3.25%	8.71%	11/3/2028		25,209	25,030	25,182	0.09
Windows Acquisition Holdings, Inc.	(4)(11)	SOFR + 6.50%	12.00%	12/29/2026		56,265	55,700	56,265	0.20

							1,078,718	1,044,166	3.66
Capital Markets
Advisor Group Holdings, Inc.	(8)	SOFR + 4.50%	9.86%	8/17/2028		7,138	7,089	7,170	0.03
AllSpring Buyer, LLC	(6)(9)	SOFR + 3.25%	8.89%	11/1/2028		2,948	2,960	2,942	0.01
Apex Group Treasury, LLC	(6)(9)	SOFR + 3.75%	9.38%	7/27/2028		15,140	15,116	15,102	0.05
Apex Group Treasury, LLC	(4)(6)(9)	SOFR + 5.00%	10.40%	7/27/2028		78,749	77,229	78,650	0.28
Aretec Group, Inc.	(6)(8)	SOFR + 4.50%	9.96%	8/9/2030		862	852	862	0.00
Clipper Acquisitions Corp.	(8)	SOFR + 1.75%	7.21%	3/3/2028		1,990	1,983	1,986	0.01
FFML Holdco Ltd	(4)(6)(8)	B + 6.25%	11.92%	11/30/2028	NZD	38,495	23,322	23,909	0.08

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Capital Markets (continued)
Focus Financial Partners LLC	(9)	SOFR + 3.50%	8.86%	6/30/2028	$6,983	$6,940	$7,009	0.02%
Focus Financial Partners LLC	(9)	SOFR + 3.25%	8.61%	6/30/2028	1,985	1,969	1,992	0.01
Focus Financial Partners LLC	(9)	SOFR + 2.50%	7.86%	6/30/2028	1,990	1,990	1,993	0.01
Resolute Investment Managers, Inc.	(5)(11)	SOFR + 6.50%	11.85%	4/30/2027	3,923	3,864	2,540	0.01
Situs-AMC Holdings Corporation	(4)(11)	SOFR + 5.50%	10.95%	12/22/2027	12,151	12,070	12,029	0.04
Superannuation And Investments US, LLC	(6)(9)	SOFR + 3.75%	9.22%	12/1/2028	13,160	13,096	13,210	0.05
The Edelman Financial Engines Center, LLC	(10)	SOFR + 3.50%	8.97%	4/7/2028	18,463	18,431	18,512	0.06

						186,911	187,906	0.66
Chemicals
DCG Acquisition Corp.	(8)	SOFR + 4.50%	9.96%	9/30/2026	4,899	4,906	4,878	0.02
Formulations Parent Corp.	(4)(6)(7)(10)	SOFR + 5.75%	11.13%	11/15/2030	21,429	20,938	20,966	0.07
Geon Performance Solutions, LLC	(10)	SOFR + 4.75%	10.36%	8/18/2028	3,615	3,597	3,620	0.01
Hyperion Materials & Technologies, Inc.	(9)	SOFR + 5.50%	10.96%	8/30/2028	13,573	13,544	13,402	0.05
Olympus Water US Holding Corp.	(9)	SOFR + 3.75%	9.36%	11/9/2028	5,513	5,503	5,509	0.02
Oxea Corporation	(6)(8)	SOFR + 3.50%	9.01%	10/14/2024	6	6	6	0.00

						48,494	48,381	0.17
Commercial Services & Supplies
Access CIG, LLC	(9)	SOFR + 5.00%	10.39%	8/18/2028	29,328	29,001	29,413	0.10
Allied Universal Holdco, LLC	(9)	SOFR + 3.75%	9.21%	5/12/2028	41,148	41,086	41,042	0.14
Anticimex, Inc.	(6)(9)	SOFR + 3.15%	8.46%	11/16/2028	11,765	11,732	11,775	0.04
APX Group, Inc.	(6)(9)	SOFR + 3.25%	8.92%	7/10/2028	17,390	17,362	17,423	0.06
Bazaarvoice, Inc.	(4)(7)(8)	SOFR + 5.75%	11.18%	5/7/2028	384,143	384,143	384,143	1.35
Bazaarvoice, Inc.	(4)(8)	SOFR + 5.75%	11.15%	5/7/2028	24,390	24,390	24,390	0.09
CFS Brands, LLC	(4)(6)(7)(11)	SOFR + 6.00%	11.34%	10/2/2030	201,608	196,925	196,753	0.69
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 4.75%	10.11%	3/31/2028	8,068	8,006	8,068	0.03
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 3.75%	9.22%	3/31/2028	29,707	29,737	29,511	0.10
Divisions Holding Corp.	(4)(10)	SOFR + 4.75%	10.22%	5/27/2028	9,701	9,635	9,653	0.03
EAB Global, Inc.	(9)	SOFR + 3.50%	8.97%	8/16/2028	4,900	4,884	4,900	0.02
Foundational Education Group, Inc.	(4)(9)	SOFR + 4.25%	9.89%	8/31/2028	8,960	8,900	8,781	0.03
FusionSite Midco, LLC	(4)(7)(11)	SOFR + 5.75%	11.36%	11/17/2029	45,467	44,358	44,335	0.16
FusionSite Midco, LLC	(4)(7)(11)	SOFR + 5.75%	11.39%	11/17/2024	4,125	3,892	3,905	0.01
Garda World Security Corp.	(6)(8)	SOFR + 4.25%	9.72%	10/30/2026	12,000	12,021	12,037	0.04
Garda World Security Corp.	(6)(8)	SOFR + 4.25%	9.62%	2/1/2029	9,097	9,031	9,123	0.03
Iris Buyer, LLC	(4)(7)(11)	SOFR + 6.25%	11.60%	10/2/2030	56,234	54,446	54,378	0.19
Java Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.23%	12/15/2027	196,505	193,795	195,707	0.69
Java Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.12%	11/9/2029	12,109	11,462	11,658	0.04
JSS Holdings, Inc.	(4)(10)	SOFR + 6.00%	11.47%	12/17/2030	283,439	280,505	283,439	0.99
Knowledge Pro Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.21%	12/10/2027	53,167	52,182	52,934	0.19
KPSKY Acquisition, Inc.	(4)(10)(18)	SOFR + 5.35%	10.73%	10/19/2028	46,961	46,317	46,492	0.16
KPSKY Acquisition, Inc.	(4)(10)	SOFR + 5.25%	10.76%	10/19/2028	20,949	20,589	20,740	0.07

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Commercial Services & Supplies (continued)
MaxGen Energy Services Corporation	(4)(7)(11)	SOFR + 5.50%	10.96%	6/2/2027	$84,023	$82,739	$82,749	0.29%
Onex Baltimore Buyer, Inc.	(4)(10)(18)	SOFR + 6.00%	10.96%	12/1/2027	187,232	184,765	187,232	0.66
Onex Baltimore Buyer, Inc.	(4)(7)(10)	SOFR + 5.50%	10.96%	12/1/2027	127,747	125,485	126,333	0.44
Polyphase Elevator Holding Co.	(4)(7)(11)	SOFR + 5.50%	10.95%	6/23/2027	16,227	16,177	11,703	0.04
Recycle & Resource US, LLC	(6)(9)	SOFR + 3.50%	9.11%	7/14/2028	5,115	5,089	4,818	0.02
Revspring, Inc.	(8)	SOFR + 4.00%	9.61%	10/11/2025	15,125	15,070	15,074	0.05
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc)	(9)	SOFR + 3.75%	9.22%	12/8/2028	27,069	26,978	27,069	0.09
USIC Holdings, Inc.	(10)	SOFR + 3.50%	9.11%	5/12/2028	24,438	24,360	24,291	0.09
Vaco Holdings, Inc.	(10)	SOFR + 5.00%	10.43%	1/21/2029	9,032	9,000	8,936	0.03
Veregy Consolidated, Inc.	(11)	SOFR + 6.00%	11.64%	11/2/2027	20,137	20,168	18,224	0.06

						2,004,230	2,007,029	7.02
Construction & Engineering
Aegion Corporation	(10)	SOFR + 4.75%	10.39%	5/17/2028	15,986	15,965	16,019	0.06
ASP Endeavor Acquisition, LLC	(4)(9)	SOFR + 6.50%	12.13%	5/3/2027	35,100	34,710	32,116	0.11
Brookfield WEC Holdings, Inc.	(9)	SOFR + 3.75%	9.11%	8/1/2025	2,963	2,902	2,976	0.01
COP Home Services TopCo IV, Inc.	(4)(7)(11)	SOFR + 6.00%	11.48%	12/31/2027	211,094	206,716	210,672	0.74
Peak Utility Services Group, Inc.	(4)(11)	SOFR + 5.00%	10.54%	3/2/2028	23,146	23,013	22,798	0.08
Refficiency Holdings, LLC	(10)	SOFR + 3.50%	8.96%	12/16/2027	11,345	11,287	11,375	0.04
Thermostat Purchaser III, Inc.	(4)(7)(10)	SOFR + 4.50%	10.04%	8/31/2028	41,364	40,659	40,927	0.14
Tutor Perini Corp.	(6)(11)	SOFR + 4.75%	10.22%	8/18/2027	2,592	2,609	2,539	0.01

						337,861	339,422	1.19
Construction Materials
White Cap Buyer, LLC	(9)	SOFR + 3.75%	9.11%	10/19/2027	17,001	17,041	17,058	0.06
Containers & Packaging
Ascend Buyer, LLC	(4)(10)	SOFR + 6.25%	11.90%	10/2/2028	11,415	11,142	11,244	0.04
Ascend Buyer, LLC	(4)(7)(10)	SOFR + 6.25%	11.71%	10/2/2028	2,587	2,490	2,496	0.01
Berlin Packaging, LLC	(9)	SOFR + 3.75%	9.21%	3/11/2028	15,439	15,424	15,475	0.05
Charter NEX US, Inc.	(10)	SOFR + 3.75%	9.22%	12/1/2027	18,108	18,141	18,213	0.06
Graham Packaging Co, Inc.	(10)	SOFR + 3.00%	8.47%	8/4/2027	8,923	8,911	8,946	0.03
MAR Bidco Sarl	(6)(9)	SOFR + 3.95%	9.50%	7/6/2028	3,859	3,846	3,672	0.01
Novolex, Inc.	(9)	SOFR + 4.18%	9.63%	4/13/2029	16,942	16,610	17,037	0.06
Pretium PKG Holdings, Inc.	(11)	SOFR + 4.60%	9.99%	10/2/2028	21,969	21,677	17,300	0.06
ProAmpac PG Borrower, LLC	(10)	SOFR + 4.50%	9.89%	9/15/2028	16,355	16,153	16,406	0.06
Ring Container Technologies Group, LLC	(9)	SOFR + 3.50%	8.97%	8/12/2028	992	989	996	0.00
TricorBraun Holdings, Inc.	(9)	SOFR + 3.25%	8.72%	3/3/2028	7,108	7,073	7,077	0.02
Trident TPI Holdings, Inc.	(9)	SOFR + 4.00%	9.61%	9/15/2028	15,977	15,939	15,954	0.06
Trident TPI Holdings, Inc.	(9)	SOFR + 5.25%	10.60%	9/15/2028	6,071	5,950	6,100	0.02

						144,345	140,916	0.48
Distributors
BP Purchaser, LLC	(4)(10)	SOFR + 5.50%	11.14%	12/10/2028	7,880	7,768	7,565	0.03
BradyIFS Holdings, LLC	(4)(7)(11)	SOFR + 6.00%	11.38%	10/31/2029	204,331	200,024	199,899	0.70
BradyIFS Holdings, LLC	(4)(7)(11)	SOFR + 6.00%	11.37%	10/31/2025	5,517	5,245	5,292	0.02
Bution Holdco 2, Inc.	(4)(11)	SOFR + 6.25%	11.73%	10/17/2025	5,611	5,568	5,611	0.02

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Distributors (continued)
Dana Kepner Company, LLC	(4)(11)	SOFR + 6.00%	11.52%	12/29/2026		$80,382	$79,308	$80,382	0.28%
Genuine Cable Group, LLC	(4)(10)	SOFR + 5.50%	10.96%	11/2/2026		29,955	29,522	29,206	0.10
Marcone Yellowstone Buyer, Inc.	(4)(7)(10)	SOFR + 6.50%	12.00%	6/23/2028		15,652	15,141	14,583	0.05
Marcone Yellowstone Buyer, Inc.	(4)(7)(10)	SOFR + 6.25%	11.77%	6/23/2028		25,870	25,533	24,286	0.09
NDC Acquisition Corp.	(4)(11)	SOFR + 5.50%	10.95%	3/9/2027		21,881	21,562	21,662	0.08
NDC Acquisition Corp.	(4)(7)(11)	SOFR + 5.50%	10.98%	3/9/2027		514	464	480	0.00
Tailwind Colony Holding Corporation	(4)(11)	SOFR + 6.50%	11.98%	5/13/2026		9,159	8,930	8,976	0.03
Tailwind Colony Holding Corporation	(4)(11)	SOFR + 6.50%	11.98%	11/13/2024		73,531	73,037	72,060	0.25
Unified Door & Hardware Group, LLC	(4)(11)	SOFR + 5.75%	11.20%	6/30/2025		64,202	63,538	62,918	0.22

							535,640	532,920	1.87
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 3.50%	8.96%	12/11/2028		20,580	20,268	20,259	0.07
BPPH2 Limited	(4)(6)(8)	S + 6.75%	11.56%	3/2/2028	GBP	40,700	55,369	51,489	0.18
Cambium Learning Group, Inc.	(4)(7)(10)	SOFR + 5.50%	11.02%	7/20/2028		948,713	942,546	948,713	3.32
Colibri Group, LLC	(10)	SOFR + 5.00%	10.58%	3/12/2029		9,846	9,773	9,859	0.03
EM Bidco Limited	(6)(9)	SOFR + 4.25%	9.70%	7/6/2029		7,460	7,393	7,413	0.03
Endeavor Schools Holdings LLC	(4)(11)	SOFR + 6.25%	11.65%	7/18/2029		47,455	46,359	46,743	0.16
Endeavor Schools Holdings LLC	(4)(7)(11)	SOFR + 6.25%	11.64%	7/18/2029		8,728	8,383	8,451	0.03
Go Car Wash Management Corp.	(4)(7)(11)	SOFR + 6.25%	11.71%	12/31/2026		90,012	87,502	86,807	0.30
Groundworks, LLC	(4)(7)(11)	SOFR + 6.50%	11.90%	3/14/2030		823	801	821	0.00
Mckissock Investment Holdings, LLC	(10)	SOFR + 5.00%	10.38%	3/12/2029		27,500	26,825	27,534	0.10
Pre-Paid Legal Services, Inc.	(9)	SOFR + 3.75%	9.22%	12/15/2028		15,736	15,639	15,652	0.05
Spring Education Group, Inc.	(8)	SOFR + 4.50%	9.85%	9/29/2030		13,785	13,618	13,842	0.05
Sunshine Cadence Holdco, LLC	(8)	SOFR + 4.25%	9.86%	3/23/2027		39,192	37,130	38,041	0.13
Sunshine Cadence Holdco, LLC	(4)(7)(10)	SOFR + 6.50%	11.88%	3/23/2027		200	196	200	0.00
Sunshine Cadence Holdco, LLC	(4)(10)	SOFR + 6.50%	11.93%	3/23/2027		700	685	700	0.00
TruGreen Limited Partnership	(10)	SOFR + 4.00%	9.46%	11/2/2027		1,213	1,218	1,174	0.00
University Support Services, LLC	(9)	SOFR + 3.25%	8.71%	2/10/2029		9,835	9,798	9,848	0.03
Weld North Education, LLC	(9)	SOFR + 3.75%	9.22%	12/21/2027		15,200	15,160	15,221	0.05

							1,298,663	1,302,767	4.53
Diversified Financial Services
Barbri Holdings, Inc.	(4)(10)	SOFR + 5.75%	11.21%	4/28/2028		127,768	126,258	125,851	0.44
Comet Acquisition, Inc.	(9)	SOFR + 4.25%	9.79%	10/24/2025		15,670	15,548	15,661	0.05
Lereta, LLC	(10)	SOFR + 5.25%	10.72%	7/30/2028		29,157	28,966	22,378	0.08
Mitchell International, Inc.	(9)	SOFR + 3.75%	9.40%	10/15/2028		66,371	65,829	66,438	0.23
More Cowbell II, LLC	(4)(7)(10)	SOFR + 6.00%	11.73%	9/1/2030		19,991	19,489	19,664	0.07
More Cowbell II, LLC	(4)(7)(10)	SOFR + 6.00%	11.73%	9/1/2029		523	456	480	0.00
Polaris Newco, LLC	(9)	SOFR + 4.00%	9.47%	6/2/2028		32,832	32,582	32,434	0.11
Sedgwick Claims Management Services, Inc.	(6)(8)	SOFR + 3.75%	9.11%	2/24/2028		5,211	5,168	5,234	0.02

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Diversified Financial Services (continued)
SelectQuote, Inc.	(4)(5)(10)	SOFR + 9.50%	14.96% (incl. 3.00% PIK)	11/5/2024		$271,178	$270,968	$244,060	0.86%

							565,264	532,200	1.86
Diversified Telecommunication Services
Numericable US, LLC	(6)(8)	SOFR + 5.50%	10.89%	8/15/2028		22,638	22,402	20,402	0.07
Point Broadband Acquisition, LLC	(4)(11)	SOFR + 6.00%	11.51%	10/1/2028		158,727	156,034	158,727	0.56
Point Broadband Acquisition, LLC	(4)(11)	SOFR + 6.00%	11.46%	10/1/2028		72,371	71,188	72,371	0.25
Zacapa, LLC	(6)(9)	SOFR + 4.00%	9.35%	3/22/2029		6,021	6,012	6,018	0.02

							255,636	257,518	0.90
Electric Utilities
Qualus Power Services Corp.	(4)(11)	SOFR + 4.75%	10.24%	3/26/2027		50,476	49,831	48,709	0.17
Qualus Power Services Corp.	(4)(7)(11)	SOFR + 5.75%	11.14%	3/26/2027		48,823	47,802	48,020	0.17
Tiger Acquisition, LLC	(4)(6)(9)	SOFR + 3.25%	8.71%	6/1/2028		1,995	1,980	1,989	0.01

							99,613	98,718	0.35
Electrical Equipment
Emergency Power Holdings, LLC	(4)(7)(11)	SOFR + 5.50%	10.95%	8/17/2028		197,781	194,890	197,288	0.69
Madison IAQ, LLC	(9)	SOFR + 3.25%	8.72%	6/21/2028		40,033	39,705	39,965	0.14
Shoals Holdings, LLC	(4)(11)	SOFR + 5.75%	11.28%	11/25/2026		8,292	8,189	8,292	0.03

							242,784	245,545	0.86
Electronic Equipment, Instruments & Components
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	11.46%	12/23/2026		25,255	25,002	22,856	0.08
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	11.49%	12/23/2026		1,944	1,933	1,759	0.01
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	11.52%	12/23/2026		7,580	7,534	6,860	0.02
CPI Intermediate Holdings Inc	(4)(7)(10)	SOFR + 5.50%	10.87%	10/8/2029		462,089	453,107	452,887	1.59
Infinite Bidco, LLC	(9)	SOFR + 3.75%	9.39%	3/2/2028		12,007	11,990	11,737	0.04
Phoenix 1 Buyer Corp.	(4)(7)(8)	SOFR + 5.50%	10.87%	11/20/2030		43,137	42,628	42,622	0.15
Presidio, Inc.	(8)	SOFR + 3.50%	8.98%	1/22/2027		2,175	2,177	2,182	0.01

							544,371	540,903	1.90
Energy Equipment & Services
Abaco Energy Technologies, LLC	(4)(13)	SOFR + 7.00%	12.46%	10/4/2024		3,871	3,811	3,871	0.01
ISQ Hawkeye Holdco, Inc.	(4)(5)(7)(10)	SOFR + 6.00%	11.38%	8/17/2029		8,447	8,257	8,417	0.03
Tetra Technologies, Inc.	(4)(6)(11)	SOFR + 6.25%	11.71%	9/10/2025		22,793	22,345	22,793	0.08

							34,413	35,081	0.12
Entertainment
CE Intermediate I, LLC	(9)	SOFR + 3.50%	9.02%	11/10/2028		7,642	7,588	7,584	0.03
Food Products
Quantum Bidco, Ltd.	(4)(6)(8)	S + 5.50%	11.05%	1/29/2028	GBP	12,500	16,680	14,977	0.05
Snacking Investments US, LLC	(6)(11)	SOFR + 4.00%	9.36%	12/18/2026		4,881	4,901	4,888	0.02

							21,581	19,865	0.07

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Ground Transportation
Quality Distribution LLC	(4)(7)(11)	SOFR + 6.75%	12.11%	6/30/2028		$680	$542	$278	0.00%
Quality Distribution LLC	(4)(11)	SOFR + 6.38%	11.83%	7/1/2028		6,874	6,742	6,874	0.02

							7,284	7,152	0.02
Health Care Equipment & Supplies
Advancing Eyecare Center, Inc.	(4)(9)	SOFR + 5.75%	11.25%	6/13/2029		25,064	24,582	24,187	0.08
Auris Luxembourg III Sarl	(6)(8)	SOFR + 3.75%	9.62%	2/27/2026		9,975	9,968	9,873	0.03
Bamboo US BidCo LLC	(4)(6)(7)(11)	SOFR + 6.00%	11.38%	9/30/2030		30,457	29,333	29,567	0.10
Bamboo US BidCo LLC	(4)(6)(11)	E + 6.00%	9.95%	9/30/2030	EUR	70,854	72,851	76,460	0.27
CPI Buyer, LLC	(4)(7)(10)	SOFR + 5.50%	11.15%	11/1/2028		170,345	167,802	164,619	0.58
Egrotron Acquisition, LLC	(4)(10)	SOFR + 5.75%	11.21%	7/6/2028		67,027	66,019	66,859	0.23
GCX Corporation Buyer, LLC	(4)(10)	SOFR + 5.50%	11.00%	9/13/2028		193,545	191,144	190,642	0.67
GCX Corporation Buyer, LLC	(4)(10)	SOFR + 5.50%	11.02%	9/13/2028		49,005	48,461	48,270	0.17
Natus Medical Incorporated	(4)(9)	SOFR + 5.50%	11.00%	7/20/2029		49,500	46,738	46,035	0.16
Natus Medical Incorporated	(4)(7)(9)	SOFR + 4.75%	10.21%	7/21/2027		3,463	3,363	2,830	0.01
Resonetics, LLC	(10)	SOFR + 4.00%	9.65%	4/28/2028		65,960	65,274	66,097	0.23
Sunshine Luxembourg VII S.à r.l, LLC	(6)(10)	SOFR + 3.50%	8.95%	10/1/2026		13,765	13,791	13,855	0.05

							739,326	739,294	2.58
Health Care Providers & Services
123Dentist, Inc.	(4)(6)(7)(10)	C + 5.50%	10.94%	8/10/2029	CAD	230,300	176,283	172,167	0.60
ACI Group Holdings, Inc.	(4)(7)(10)	SOFR + 5.50%	10.96%	8/2/2027		3,222	2,966	3,007	0.01
ACI Group Holdings, Inc.	(4)(7)(10)	SOFR + 5.50%	10.96%	8/2/2028		112,069	110,053	110,685	0.39
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	11.79%	5/7/2027		11,846	11,714	11,846	0.04
ADCS Clinics Intermediate Holdings, LLC	(4)(7)(11)	SOFR + 6.25%	11.53%	5/7/2027		8,647	8,525	8,569	0.03
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	11.75%	5/7/2027		252	251	250	0.00
ADMI Corp.	(9)	SOFR + 3.75%	9.22%	12/23/2027		39,949	39,803	38,077	0.13
Amerivet Partners Management, Inc.	(4)(5)(7)(10)	SOFR + 5.50%	11.00%	2/25/2028		26,213	25,545	26,213	0.09
AMGH Holding Corp.	(11)	SOFR + 4.25%	9.89%	3/14/2025		11,494	11,501	9,061	0.03
Canadian Hospital Specialties Ltd.	(4)(6)(11)	C + 4.50%	9.93%	4/14/2028	CAD	14,821	11,739	13,890	0.05
Canadian Hospital Specialties Ltd.	(4)(6)(10)	C + 4.50%	9.93%	4/15/2027	CAD	5,400	4,273	4,024	0.01
Caramel Bidco Limited	(4)(6)(8)	S + 6.00%	11.19%	2/24/2029	GBP	62,265	81,504	74,207	0.26
Caramel Bidco Limited	(4)(6)(8)	E + 6.00%	10.03%	2/24/2029	EUR	14,000	15,575	14,451	0.05
Caramel Bidco Limited	(4)(6)(8)	SOFR + 6.00%	11.32%	2/24/2029		$6,125	6,424	5,727	0.02
CCBlue Bidco, Inc.	(4)(10)	SOFR + 6.25%	11.70% (incl. 2.75% PIK)	12/21/2028		508,348	501,641	432,096	1.51
Covenant Surgical Partners, Inc.	(8)	SOFR + 4.00%	9.38%	7/1/2026		2,926	2,902	2,291	0.01
DCA Investment Holdings, LLC	(4)(10)	SOFR + 6.41%	11.75%	4/3/2028		25,410	25,273	25,220	0.09

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
DCA Investment Holdings, LLC	(4)(10)	SOFR + 6.50%	11.85%	4/3/2028		$9,996	$9,753	$9,946	0.03%
Epoch Acquisition, Inc.	(4)(11)	SOFR + 6.00%	11.55%	10/4/2026		28,810	28,810	28,666	0.10
Global Medical Response, Inc.	(11)	SOFR + 4.25%	9.93%	10/2/2025		33,941	33,983	26,757	0.09
Jayhawk Buyer, LLC	(4)(11)	SOFR + 5.00%	10.45%	10/15/2026		272,236	269,237	259,986	0.91
Kwol Acquisition, Inc.	(4)(6)(7)(10)	SOFR + 6.25%	11.43%	12/6/2029		6,872	6,687	6,685	0.02
Medical Knowledge Group, LLC	(4)(10)	SOFR + 5.75%	11.21%	2/1/2029		162,061	159,705	160,035	0.56
Medical Knowledge Group, LLC	(4)(10)	SOFR + 5.75%	11.19%	2/1/2029		21,690	21,138	21,418	0.08
Midwest Physician Administrative Services, LLC	(10)	SOFR + 3.25%	8.86%	3/12/2028		18,987	18,932	17,278	0.06
Navigator Acquiror, Inc.	(4)(7)(9)	SOFR + 5.50%	10.96%	7/16/2027		482,571	480,045	448,791	1.57
Odyssey Holding Company, LLC	(4)(11)	SOFR + 5.75%	11.13%	11/16/2025		59,439	59,232	59,439	0.21
Odyssey Holding Company, LLC	(4)(11)	SOFR + 5.75%	11.14%	11/16/2025		4,211	4,211	4,211	0.01
Onex TSG Intermediate Corp.	(6)(10)	SOFR + 4.75%	10.39%	2/28/2028		22,789	22,670	22,547	0.08
ONS MSO, LLC	(4)(6)(7)(11)	SOFR + 5.75%	11.10%	7/8/2026		7,714	7,132	7,116	0.02
ONS MSO, LLC	(4)(6)(7)(11)	SOFR + 6.25%	11.69%	7/8/2026		808	705	703	0.00
Pathway Vet Alliance, LLC	(8)	SOFR + 3.75%	9.22%	3/31/2027		30,387	30,234	26,868	0.09
Pediatric Associates Holding Co., LLC	(9)	SOFR + 3.25%	8.72%	12/29/2028		6,389	6,357	6,198	0.02
Phoenix Guarantor, Inc.	(8)	SOFR + 3.50%	8.97%	3/5/2026		7,784	7,784	7,795	0.03
Plasma Buyer, LLC	(4)(7)(10)	SOFR + 5.75%	11.10%	5/12/2029		90,576	88,919	85,130	0.30
Plasma Buyer, LLC	(4)(7)(10)	SOFR + 5.75%	11.10%	5/12/2028		4,822	4,612	3,990	0.01
PPV Intermediate Holdings, LLC	(4)(7)(10)	SOFR + 5.75%	11.14%	8/31/2029		126,926	124,779	125,875	0.44
PSKW Intermediate, LLC	(4)(11)	SOFR + 6.25%	11.71%	3/9/2026		14,156	14,156	14,156	0.05
Radnet, Inc.	(6)(10)	SOFR + 3.00%	8.36%	4/21/2028		4,610	4,595	4,630	0.02
Smile Doctors, LLC	(4)(7)(10)	SOFR + 5.90%	11.30%	12/23/2028		486,546	477,890	474,954	1.66
Smile Doctors, LLC	(4)(7)(10)	SOFR + 5.90%	11.29%	12/23/2028		36,822	35,375	34,787	0.12
Snoopy Bidco, Inc.	(4)(7)(10)	SOFR + 6.75%	12.65% PIK	6/1/2028		643,738	636,468	620,439	2.17
SpecialtyCare, Inc.	(4)(7)(11)	SOFR + 5.75%	11.41%	6/18/2028		68,478	67,108	65,852	0.23
SpecialtyCare, Inc.	(4)(7)(8)	SOFR + 4.00%	9.46%	6/18/2028		831	743	623	0.00
Stepping Stones Healthcare Services, LLC	(4)(7)(10)	SOFR + 5.75%	11.20%	1/2/2029		165,094	162,739	158,429	0.56
Surgery Centers Holdings, Inc.	(6)(10)	SOFR + 3.50%	8.86%	12/19/2030		5,687	5,630	5,717	0.02
The Fertility Partners, Inc.	(4)(6)(10)	C + 5.75%	11.24%	3/16/2028	CAD	137,263	106,359	97,893	0.34
The Fertility Partners, Inc.	(4)(6)(7)(10)	C + 5.75%	11.25%	9/16/2027	CAD	8,688	6,678	6,079	0.02
The Fertility Partners, Inc.	(4)(6)(10)	SOFR + 5.75%	11.36%	3/16/2028		46,138	45,580	43,601	0.15
The GI Alliance Management, LLC	(4)(11)	SOFR + 6.25%	11.78%	9/15/2028		314,182	306,781	314,182	1.10
TTF Holdings, LLC	(4)(10)	SOFR + 4.00%	9.47%	3/31/2028		4,007	3,990	4,012	0.01
UMP Holdings, LLC	(4)(10)	SOFR + 5.75%	11.15%	7/15/2028		9,597	9,452	9,357	0.03
UMP Holdings, LLC	(4)(7)(10)	SOFR + 5.75%	11.13%	7/15/2028		13,158	13,058	12,791	0.04
Unified Physician Management, LLC	(4)(7)(9)	SOFR + 5.25%	10.61%	6/18/2029		887,415	887,415	887,415	3.11
US Oral Surgery Management Holdco, LLC	(4)(10)	SOFR + 6.00%	11.47%	11/18/2027		127,120	125,744	124,260	0.44

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Health Care Providers & Services (continued)
US Oral Surgery Management Holdco, LLC	(4)(7)(11)	SOFR + 6.00%	11.45%	11/18/2027		$54,865	$54,002	$53,229	0.19%
Veonet GmbH	(6)(8)	S + 5.25%	10.44%	3/14/2029	GBP	202,759	258,483	254,326	0.89
WHCG Purchaser III, Inc.	(4)(10)	SOFR + 5.75%	11.36%	6/22/2028		102,900	101,648	62,769	0.22
WHCG Purchaser III, Inc.	(4)(7)(10)	SOFR + 5.75%	11.36%	6/22/2026		12,455	12,331	7,585	0.03

							5,757,122	5,538,301	19.35
Health Care Technology
athenahealth, Inc.	(9)	SOFR + 3.25%	8.61%	2/15/2029		36,560	36,261	36,450	0.13
Caerus US 1, Inc.	(4)(6)(10)	SOFR + 5.50%	10.85%	5/25/2029		387,570	381,595	383,694	1.34
Caerus US 1, Inc.	(4)(6)(7)(10)	SOFR + 5.75%	11.10%	5/25/2029		123,999	121,798	123,999	0.43
Caerus US 1, Inc.	(4)(6)(7)(10)	SOFR + 5.75%	11.21%	5/25/2029		31,729	30,924	31,070	0.11
Color Intermediate LLC	(4)(10)	SOFR + 5.50%	10.95%	10/4/2029		368,831	361,184	368,831	1.29
Datix Bidco, Ltd.	(4)(8)	SOFR + 4.50%	9.94%	4/28/2025		24,000	23,887	23,880	0.08
Edifecs, Inc.	(4)(10)	SOFR + 5.75%	11.10%	9/21/2026		154,196	152,838	154,196	0.54
Edifecs, Inc.	(4)(10)	SOFR + 5.75%	11.10%	11/20/2028		204,436	200,955	204,436	0.72
Edifecs, Inc.	(4)(11)	SOFR + 5.75%	11.10%	9/21/2026		95,271	95,367	95,271	0.33
GI Ranger Intermediate, LLC	(4)(7)(10)	SOFR + 5.75%	11.25%	10/29/2028		97,179	95,759	97,179	0.34
GI Ranger Intermediate, LLC	(4)(7)(10)	SOFR + 5.75%	11.25%	10/29/2027		6,480	6,342	6,480	0.02
Healthcomp Holding Company, LLC	(4)(10)	SOFR + 5.75%	11.12%	11/8/2029		180,353	178,594	178,549	0.63
Imprivata, Inc.	(9)	SOFR + 3.75%	9.22%	12/1/2027		2,023	2,026	2,033	0.01
Neptune Holdings, Inc.	(4)(7)(11)	SOFR + 6.00%	11.50%	8/31/2030		15,000	14,595	14,660	0.05
Netsmart Technologies, Inc.	(10)	SOFR + 3.75%	9.22%	10/1/2027		12,970	13,013	13,012	0.05
NMC Crimson Holdings, Inc.	(4)(10)	SOFR + 6.09%	11.64%	3/1/2028		71,173	69,903	71,173	0.25
NMC Crimson Holdings, Inc.	(4)(7)(10)	SOFR + 6.09%	11.63%	3/1/2028		14,758	14,408	14,315	0.05
Project Ruby Ultimate Parent Corp.	(10)	SOFR + 3.25%	8.72%	3/10/2028		4,681	4,664	4,686	0.02
RPBLS Midco, LLC	(4)(10)	SOFR + 5.75%	11.25%	4/1/2028		130,730	128,866	130,730	0.46
RPBLS Midco, LLC	(4)(9)	SOFR + 5.75%	11.25%	4/1/2028		34,637	34,383	34,637	0.12
Verscend Holding Corp.	(8)	SOFR + 4.00%	9.47%	8/27/2025		30,170	30,198	30,308	0.11
Waystar Technologies, Inc.	(8)	SOFR + 4.00%	9.47%	10/22/2026		12,289	12,300	12,350	0.04

							2,009,860	2,031,939	7.12
Hotels, Restaurants & Leisure
Alterra Mountain Company	(9)	SOFR + 3.50%	8.97%	8/17/2028		6,178	6,186	6,194	0.02
Century Casinos, Inc.	(6)(10)	SOFR + 6.00%	11.44%	4/2/2029		31,450	30,974	30,672	0.11
Fertitta Entertainment, LLC	(9)	SOFR + 4.00%	9.36%	1/27/2029		13,460	13,455	13,483	0.05
Flynn Restaurant Group LP	(9)	SOFR + 4.25%	9.72%	12/1/2028		7,567	7,519	7,614	0.03
IRB Holding Corp.	(10)	SOFR + 3.00%	8.46%	12/15/2027		18,588	18,581	18,641	0.07
Mic Glen, LLC	(9)	SOFR + 3.25%	8.72%	7/21/2028		12,941	12,927	12,949	0.05
New Red Finance, Inc.	(8)	SOFR + 2.25%	7.61%	9/12/2030		2,000	2,000	2,003	0.01
Scientific Games Holdings LP	(9)	SOFR + 3.25%	8.66%	4/4/2029		12,309	12,284	12,329	0.04
Tacala Investment Corp.	(10)	SOFR + 4.00%	9.47%	2/5/2027		17,847	17,872	17,942	0.06
Twin River Worldwide Holdings, Inc.	(6)(9)	SOFR + 3.25%	8.93%	10/2/2028		9,627	9,588	9,150	0.03
Whatabrands LLC	(9)	SOFR + 3.00%	8.47%	8/3/2028		9,438	9,385	9,466	0.03

							140,771	140,443	0.50
Household Durables
AI Aqua Merger Sub, Inc.	(6)(9)	SOFR + 3.75%	9.09%	7/31/2028		32,645	32,535	32,711	0.11

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Industrial Conglomerates
Bettcher Industries, Inc.	(9)	SOFR + 4.00%	9.36%	12/14/2028		$7,008	$6,958	$6,984	0.02%
CEP V Investment 11 Sarl	(4)(6)(10)	SA + 6.52%	8.23%	2/11/2028	CHF	47,449	47,573	56,416	0.20
CEP V Investment 11 Sarl	(4)(6)(10)	E + 6.45%	10.38%	2/23/2028	EUR	54,899	51,713	60,606	0.21
Engineered Machinery Holdings, Inc.	(10)	SOFR + 3.50%	9.11%	5/19/2028		11,875	11,838	11,825	0.04
Excelitas Technologies Corp.	(4)(8)	E + 5.75%	9.74%	8/13/2029	EUR	25,070	25,324	27,192	0.10
Excelitas Technologies Corp.	(4)(10)	SOFR + 5.75%	11.23%	8/13/2029		161,975	159,543	159,140	0.56
Excelitas Technologies Corp.	(4)(7)(10)	SOFR + 5.75%	11.22%	8/13/2029		14,288	13,965	14,095	0.05
Excelitas Technologies Corp.	(4)(7)(10)	SOFR + 5.75%	11.20%	8/12/2028		9,065	8,838	8,807	0.03
FCG Acquisitions, Inc.	(9)	SOFR + 3.75%	9.22%	3/31/2028		22,941	22,869	22,986	0.08
SPX Flow, Inc.	(9)	SOFR + 4.50%	9.96%	4/5/2029		8,580	8,293	8,620	0.03
Vertical US Newco, Inc.	(6)(9)	SOFR + 3.50%	9.38%	7/30/2027		17,708	17,752	17,770	0.06
Victory Buyer, LLC	(9)	SOFR + 3.75%	9.39%	11/19/2028		22,632	22,559	21,557	0.08

							397,225	415,998	1.46
Insurance
Alera Group, Inc.	(4)(7)(10)	SOFR + 6.00%	11.46%	10/2/2028		63,312	62,765	63,201	0.22
Alliant Holdings Intermediate, LLC	(9)	SOFR + 3.50%	8.86%	11/6/2030		3,681	3,679	3,702	0.01
Amerilife Holdings LLC	(4)(7)(10)	SOFR + 5.75%	11.14%	8/31/2029		370,013	362,338	368,393	1.29
AssuredPartners, Inc.	(9)	SOFR + 3.50%	8.97%	2/12/2027		17,414	17,310	17,479	0.06
Baldwin Risk Partners, LLC	(6)(9)	SOFR + 3.50%	8.97%	10/14/2027		9,794	9,771	9,810	0.03
CFC Underwriting, Ltd.	(4)(6)(7)(9)	SOFR + 5.00%	10.32%	5/16/2029		138,161	135,265	138,452	0.49
Foundation Risk Partners Corp.	(4)(7)(10)	SOFR + 6.00%	11.45%	10/29/2028		27,710	27,043	27,296	0.10
Foundation Risk Partners Corp.	(4)(7)(10)	SOFR + 6.00%	11.45%	10/30/2028		30,911	30,549	30,851	0.11
Galway Borrower, LLC	(4)(7)(10)	SOFR + 5.25%	10.70%	9/29/2028		222,060	219,118	218,443	0.77
High Street Buyer, Inc.	(4)(10)	SOFR + 5.75%	11.25%	4/14/2028		90,547	89,403	90,547	0.32
High Street Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.25%	4/16/2028		45,142	44,164	44,682	0.16
Howden Group Holdings Limited	(10)	SOFR + 3.25%	8.75%	11/12/2027		13,358	13,308	13,404	0.05
Integrity Marketing Acquisition, LLC	(4)(10)	SOFR + 6.05%	11.54%	8/27/2025		79,956	79,393	79,156	0.28
Integrity Marketing Acquisition, LLC	(4)(10)	SOFR + 6.02%	11.41%	8/27/2025		96,836	95,607	95,868	0.34
Integrity Marketing Acquisition, LLC	(4)(7)(10)	SOFR + 6.00%	11.39%	8/27/2025		4,101	4,008	4,036	0.01
Integrity Marketing Acquisition, LLC	(4)(7)(10)	SOFR + 6.02%	11.51%	8/27/2026		71,988	71,395	71,267	0.25
Integrity Marketing Acquisition, LLC	(4)(10)	SOFR + 6.03%	11.52%	8/27/2025		2,316	2,296	2,293	0.01
NFP Corp.	(8)	SOFR + 3.25%	8.72%	2/15/2027		13,456	13,405	13,541	0.05
PGIS Intermediate Holdings, LLC	(4)(10)	SOFR + 5.50%	10.93%	10/16/2028		24,220	23,984	23,856	0.08
PGIS Intermediate Holdings, LLC	(4)(7)(10)	SOFR + 5.75%	11.10%	10/16/2028		1,868	1,506	1,459	0.01
Riser Merger Sub, Inc.	(4)(10)	S + 6.00%	11.19%	10/31/2029	GBP	9,291	11,090	11,606	0.04
Riser Merger Sub, Inc.	(4)(7)(10)	SOFR + 6.00%	11.35%	10/31/2029		91,805	89,332	89,267	0.31
RSC Acquisition, Inc.	(4)(5)(10)	SOFR + 5.50%	11.03%	11/1/2029		53,668	53,588	53,668	0.19
RSC Acquisition, Inc.	(4)(5)(10)	SOFR + 5.50%	11.03%	10/30/2026		76,575	75,865	76,575	0.27
RSC Acquisition, Inc.	(4)(5)(7)(10)	SOFR + 6.00%	11.35%	10/30/2026		3,127	2,479	2,882	0.01
RSC Acquisition, Inc.	(4)(5)(10)	SOFR + 6.00%	11.58%	11/1/2029		7,017	6,955	6,982	0.02

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Insurance (continued)
SG Acquisition, Inc.	(4)(9)	SOFR + 5.50%	10.98%	1/27/2027		$93,540	$93,330	$92,371	0.32%
Shelf Bidco Ltd	(4)(6)(10)(18)	SOFR + 6.34%	11.72%	1/3/2030		132,047	128,629	131,386	0.46
Tennessee Bidco Limited	(4)(6)(8)	E + 7.00%	10.97% (incl. 2.50% PIK)	8/3/2028	EUR	5,493	6,962	6,019	0.02
Tennessee Bidco Limited	(4)(6)(7)(8)	S + 7.28%	12.21% (incl. 2.50% PIK)	7/9/2028	GBP	124,060	150,959	151,745	0.53
Tennessee Bidco Limited	(4)(6)(8)	SOFR + 7.10%	12.53% (incl. 2.50% PIK)	7/9/2028		168,565	165,308	167,301	0.59
Tennessee Bidco Limited	(4)(6)(8)	SOFR + 7.10%	12.43% (incl. 2.50% PIK)	8/3/2028		57,880	58,606	57,446	0.20
Tennessee Bidco Limited	(4)(6)(8)	SOFR + 6.35%	11.75% (incl. 2.50% PIK)	8/3/2028		129,641	128,520	125,103	0.44
USI, Inc.	(9)	SOFR + 3.00%	8.35%	11/22/2029		8,912	8,835	8,941	0.03
USI, Inc.	(9)	SOFR + 3.25%	8.60%	9/29/2030		1,995	2,000	2,001	0.01
World Insurance Associates, LLC	(4)(7)(11)	SOFR + 6.00%	11.42%	4/3/2028		43,333	41,932	41,867	0.15

							2,330,697	2,342,896	8.23
Interactive Media & Services
Ancestry.com Operations, Inc	(9)	SOFR + 3.25%	8.71%	12/6/2027		3,609	3,591	3,540	0.01
MH Sub I, LLC	(11)	SOFR + 3.75%	9.22%	9/13/2024		4,497	4,501	4,512	0.02
Project Boost Purchaser, LLC	(9)	SOFR + 3.50%	8.97%	5/30/2026		4,887	4,849	4,897	0.02

							12,941	12,949	0.05
Internet & Direct Marketing Retail
Donuts, Inc.	(4)(11)	SOFR + 6.00%	11.59%	12/29/2026		233,388	232,117	233,388	0.82
Donuts, Inc.	(4)(11)	SOFR + 6.00%	11.59%	12/29/2027		272,949	272,949	272,949	0.96
Hoya Midco, LLC	(6)(9)	SOFR + 3.25%	8.63%	2/3/2029		9,544	9,506	9,559	0.03
Prodege International Holdings, LLC	(4)(10)	SOFR + 5.75%	11.28%	12/15/2027		555,828	549,490	519,699	1.82

							1,064,062	1,035,595	3.63
IT Services
Ahead DB Holdings, LLC	(5)(10)	SOFR + 3.75%	9.20%	10/18/2027		2,543	2,552	2,538	0.01
AI Altius Bidco, Inc.	(4)(5)(8)	9.75%	9.75% PIK	12/21/2029		25,725	25,274	25,596	0.09
AI Altius Bidco, Inc.	(4)(10)	SOFR + 5.18%	10.43%	12/21/2028		143,602	141,712	143,602	0.50
Dcert Buyer, Inc.	(8)	SOFR + 4.00%	9.36%	10/16/2026		19,507	19,523	19,375	0.07
Endurance International Group Holdings, Inc.	(10)	SOFR + 3.50%	9.42%	2/10/2028		44,598	44,352	43,811	0.15
Infostretch Corporation	(4)(10)	SOFR + 5.75%	11.25%	4/1/2028		180,255	177,702	161,328	0.57
Inovalon Holdings, Inc.	(4)(7)(10)	SOFR + 6.25%	11.72% (incl. 2.75% PIK)	11/24/2028		988,404	971,243	984,689	3.45

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
IT Services (continued)
Monterey Financing, S.A.R.L	(4)(6)(8)	CI + 6.00%	9.89%	9/28/2029	DKK	560,750	$72,350	$82,418	0.29%
Monterey Financing, S.A.R.L	(4)(6)(9)	N + 6.00%	10.71%	9/28/2029	NOK	599,094	54,653	58,524	0.21
Monterey Financing, S.A.R.L	(4)(6)(8)	ST + 6.00%	10.04%	9/28/2029	SEK	243,186	21,282	23,930	0.08
Monterey Financing, S.A.R.L	(4)(6)(8)	E + 6.00%	9.93%	9/28/2029	EUR	76,519	72,893	83,840	0.29
Monterey Financing, S.A.R.L	(4)(6)(7)(8)	E + 6.00%	9.97%	9/28/2029	EUR	34,300	32,395	38,932	0.14
Park Place Technologies, LLC	(11)	SOFR + 5.00%	10.46%	11/10/2027		788	790	787	0.00
Razor Holdco, LLC	(4)(10)	SOFR + 5.75%	11.23%	10/25/2027		187,387	185,004	185,982	0.65
Red River Technology, LLC	(4)(11)	SOFR + 6.00%	11.54%	5/26/2027		147,798	146,333	147,798	0.52
S&P Global Engineering Solutions	(4)(7)(11)	SOFR + 7.00%	12.38%	5/2/2030		1,596	1,546	1,596	0.01
Turing Holdco, Inc.	(4)(6)(8)	E + 6.00%	10.12% (incl. 2.50% PIK)	9/28/2028	EUR	16,739	18,971	18,248	0.06
Turing Holdco, Inc.	(4)(6)(7)(8)	E + 6.00%	9.97% (incl. 2.50% PIK)	8/3/2028	EUR	6,202	7,187	6,540	0.02
Turing Holdco, Inc.	(4)(6)(7)(8)	SOFR + 6.00%	11.40% (incl. 2.50% PIK)	10/16/2028		6,461	6,861	5,988	0.02
Turing Holdco, Inc.	(4)(6)(8)	SOFR + 6.00%	11.40% (incl. 2.50% PIK)	9/28/2028		12,982	12,723	12,820	0.04
Virtusa Corp.	(10)	SOFR + 3.75%	9.22%	2/11/2028		8,827	8,837	8,859	0.03
Virtusa Corp.	(10)	SOFR + 3.75%	9.21%	2/15/2029		3,419	3,395	3,429	0.01

							2,027,578	2,060,630	7.21
Leisure Products
Motion Finco, LLC	(6)(8)	SOFR + 3.25%	8.86%	11/12/2026		3,686	3,626	3,694	0.01
Life Sciences Tools & Services
Cambrex Corp.	(10)	SOFR + 3.50%	8.96%	12/4/2026		4,509	4,519	4,429	0.02
Curia Global, Inc.	(10)	SOFR + 3.75%	9.23%	8/30/2026		23,182	23,201	20,929	0.07
Jupiter Bidco Limited	(4)(6)(7)(9)	E + 6.25%	10.09%	8/27/2029	EUR	5,922	2,293	5,777	0.02
Jupiter Bidco Limited	(4)(6)(10)	SOFR + 6.25%	11.61%	8/27/2029		88,177	86,040	77,375	0.27
LSCS Holdings, Inc.	(9)	SOFR + 4.50%	9.97%	12/16/2028		8,009	7,980	7,907	0.03
Maravai Intermediate Holdings, LLC	(6)(9)	SOFR + 3.00%	8.40%	10/19/2027		1,939	1,939	1,898	0.01
Packaging Coordinators Midco, Inc.	(10)	SOFR + 3.50%	9.11%	11/30/2027		1,862	1,862	1,865	0.01
Phoenix Newco, Inc.	(9)	SOFR + 3.25%	8.72%	11/15/2028		1,990	1,990	2,004	0.01

							129,824	122,184	0.44
Machinery
Chart Industries, Inc.	(6)(9)	SOFR + 3.25%	8.69%	3/16/2030		5,467	5,454	5,485	0.02
MHE Intermediate Holdings, LLC	(4)(7)(11)	SOFR + 6.00%	11.53%	7/21/2027		7,678	7,575	7,678	0.03

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Machinery (continued)
MHE Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	11.78%	7/21/2027		$747	$733	$747	0.00%
Pro Mach Group, Inc.	(11)	SOFR + 4.00%	9.47%	8/31/2028		6,929	6,872	6,958	0.02

							20,634	20,868	0.07
Marine
Armada Parent, Inc.	(4)(7)(10)	SOFR + 5.75%	11.24%	10/29/2027		231,709	228,338	229,010	0.80
Media
Clear Channel Outdoor Holdings, Inc.	(6)(8)	SOFR + 3.50%	9.14%	8/21/2026		370	360	367	0.00
Digital Media Solutions, LLC	(6)(10)	SOFR + 11.00%	16.61% PIK	5/25/2026		32,355	32,003	17,795	0.06
McGraw-Hill Education, Inc.	(9)	SOFR + 4.75%	10.22%	7/28/2028		18,314	18,191	18,320	0.06
Radiate Holdco, LLC	(10)	SOFR + 3.25%	8.72%	9/25/2026		46,988	46,910	37,847	0.13
Trader Corp.	(4)(6)(7)(10)	C + 6.75%	12.19%	12/22/2029	CAD	109,681	78,693	82,941	0.29
Univision Communications, Inc.	(10)	SOFR + 3.25%	8.72%	3/15/2026		12,000	12,005	12,038	0.04
UPC Financing Partnership	(6)(8)	SOFR + 3.00%	8.48%	1/31/2029		5,000	4,935	4,991	0.02

							193,097	174,299	0.60
Metals & Mining
American Rock Salt Company, LLC	(10)	SOFR + 4.00%	9.47%	6/9/2028		9,390	9,381	8,902	0.03
SCIH Salt Holdings, Inc.	(10)	SOFR + 4.00%	9.47%	3/16/2027		13,373	13,316	13,411	0.05

							22,697	22,313	0.08
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance, Inc.	(4)(6)(10)	SOFR + 6.25%	11.63%	8/15/2028		26,332	25,887	26,332	0.09
Freeport LNG Investments, LLLP	(9)	SOFR + 3.50%	9.18%	12/21/2028		35,174	35,105	35,209	0.12
KKR Alberta Midsteam Finance Inc	(4)(6)(10)	SOFR + 6.25%	11.63%	8/15/2028		14,325	14,083	14,325	0.05

							75,075	75,866	0.26
Paper & Forest Products
Profile Products, LLC	(4)(7)(10)	SOFR + 5.50%	10.95%	11/12/2027		40,275	39,671	38,427	0.13
Profile Products, LLC	(4)(10)	SOFR + 5.50%	10.99%	11/12/2027		23,347	23,046	22,588	0.08

							62,717	61,015	0.21
Pharmaceuticals
Doc Generici (Diocle S.p.A.)	(4)(5)(6)(7)(8)	E + 6.50%	10.42%	10/27/2028	EUR	60,136	58,199	66,856	0.23
Ergomed Plc	(4)(6)(7)(10)	SOFR + 6.25%	11.60%	11/18/2030		108,046	105,299	105,453	0.37
Padagis, LLC	(6)(9)	SOFR + 4.75%	10.43%	7/6/2028		29,371	29,338	28,453	0.10
Rhea Parent, Inc.	(4)(10)	SOFR + 5.50%	11.00%	2/18/2029		203,413	200,418	203,413	0.71
Sharp Midco, LLC	(4)(9)	SOFR + 4.00%	9.45%	12/31/2028		5,229	5,220	5,249	0.02

							398,474	409,424	1.43
Professional Services
ALKU, LLC	(4)(10)	SOFR + 6.25%	11.61%	5/23/2029		55,406	54,188	55,267	0.19
Apex Companies, LLC	(4)(7)(11)	SOFR + 6.25%	11.63%	1/31/2028		1,605	1,566	1,600	0.01
APFS Staffing Holdings Inc	(9)	SOFR + 4.00%	9.36%	12/29/2028		5,231	5,200	5,202	0.02
Aqgen Island Holdings, Inc.	(9)	SOFR + 3.50%	8.97%	8/2/2028		41,249	41,150	41,218	0.14
Armor Holdco, Inc.	(6)(9)	SOFR + 4.50%	9.93%	12/11/2028		3,564	3,538	3,581	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Professional Services (continued)
Cast & Crew Payroll, LLC	(9)	SOFR + 3.75%	9.11%	12/29/2028	$11,690	$11,587	$11,682	0.04%
CFGI Holdings, LLC	(4)(7)(10)	SOFR + 5.00%	10.46%	11/2/2027	21,007	20,483	20,608	0.07
Chronicle Bidco, Inc.	(4)(7)(11)	SOFR + 6.75%	12.13%	5/18/2029	46,615	46,302	46,615	0.16
Claims Automation Intermediate 2, LLC	(4)(7)(10)	SOFR + 4.75%	10.25%	12/16/2027	44,906	43,862	44,221	0.15
Clearview Buyer, Inc.	(4)(7)(10)	SOFR + 5.35%	10.70%	8/26/2027	148,983	146,871	145,511	0.51
Cumming Group, Inc.	(4)(7)(11)	SOFR + 5.75%	11.11%	5/26/2027	198,056	195,516	194,702	0.68
Cumming Group, Inc.	(4)(7)(11)	SOFR + 5.75%	11.11%	11/16/2027	20,832	20,373	20,375	0.07
Deerfield Dakota Holding, LLC	(11)	SOFR + 3.75%	9.10%	4/9/2027	85,260	84,950	84,621	0.30
Eliassen Group, LLC	(4)(10)	SOFR + 5.50%	10.85%	4/14/2028	63,182	62,503	62,234	0.22
Eliassen Group, LLC	(4)(7)(10)	SOFR + 5.50%	10.88%	4/14/2028	4,547	4,441	4,330	0.02
Emerald US, Inc.	(6)(8)	SOFR + 3.75%	9.36%	7/12/2028	3,849	3,846	3,855	0.01
EP Purchaser LLC	(9)	SOFR + 3.50%	9.11%	11/6/2028	9,546	9,380	9,483	0.03
Galaxy US Opco, Inc.	(6)(9)	SOFR + 4.75%	10.13%	4/29/2029	12,202	11,970	10,128	0.04
Guidehouse, Inc.	(4)(10)	SOFR + 5.75%	11.11% (incl. 2.00% PIK)	10/16/2028	1,225,688	1,216,563	1,211,899	4.25
HIG Orca Acquisition Holdings, Inc.	(4)(7)(11)	SOFR + 6.00%	11.54%	8/17/2027	93,837	92,591	93,837	0.33
HIG Orca Acquisition Holdings, Inc.	(4)(7)(11)	SOFR + 6.00%	11.50%	8/17/2027	8,817	8,651	8,631	0.03
IG Investments Holdings, LLC	(4)(7)(10)	SOFR + 6.00%	11.48%	9/22/2028	443,872	437,420	441,428	1.55
Inmar, Inc.	(11)	SOFR + 5.50%	10.85%	5/1/2026	29,752	28,904	29,454	0.10
Kaufman Hall & Associates, LLC	(4)(10)	SOFR + 5.25%	10.71%	12/14/2028	96,326	94,963	96,326	0.34
Kwor Acquisition, Inc.	(4)(5)(7)(10)	SOFR + 5.25%	10.71%	12/22/2028	1,399	1,349	1,322	0.00
Kwor Acquisition, Inc.	(4)(5)(7)(11)	P + 4.25%	12.75%	12/22/2027	5,244	5,123	5,061	0.02
Legacy Intermediate, LLC	(4)(10)	SOFR + 5.75%	11.29%	2/25/2028	121,794	120,199	121,794	0.43
Mantech International CP	(4)(7)(10)	SOFR + 5.75%	11.13%	9/14/2029	770,570	756,273	769,459	2.70
Mantech International CP	(4)(7)(10)	SOFR + 5.75%	11.16%	9/14/2029	65,335	63,281	64,129	0.22
Material Holdings, LLC	(4)(7)(10)	SOFR + 6.00%	11.45%	8/19/2027	264,534	261,334	242,761	0.85
Minotaur Acquisition, Inc.	(8)	SOFR + 4.75%	10.21%	3/27/2026	178,128	175,080	178,398	0.63
Pavion Corp.	(4)(6)(7)(10)	SOFR + 5.75%	11.14%	10/30/2030	124,277	121,343	121,261	0.42
Petrus Buyer Inc	(4)(7)(10)	SOFR + 6.50%	11.99%	10/17/2029	35,901	34,742	35,732	0.13
Polyconcept Investments B.V.	(10)	SOFR + 5.50%	10.85%	5/18/2029	24,538	24,159	24,365	0.09
Sherlock Buyer Corp.	(4)(7)(10)	SOFR + 5.75%	11.20%	12/8/2028	6,422	6,194	6,093	0.02
Thevelia US, LLC	(6)(9)	SOFR + 4.00%	9.50%	6/18/2029	34,120	32,931	34,191	0.12
Trinity Air Consultants Holdings Corp.	(4)(7)(10)	SOFR + 5.75%	11.29%	6/29/2027	19,719	19,341	19,719	0.07
Trinity Air Consultants Holdings Corp.	(4)(7)(10)	SOFR + 5.75%	11.03%	6/29/2027	44,895	44,178	44,228	0.15
Trinity Partners Holdings, LLC	(4)(7)(10)	SOFR + 5.50%	11.03%	12/21/2028	384,363	378,006	383,206	1.34
Victors CCC Buyer, LLC	(4)(7)(10)	SOFR + 5.75%	11.21%	6/1/2029	144,795	142,110	144,484	0.51
West Monroe Partners, LLC	(4)(10)	SOFR + 5.25%	10.72%	11/8/2028	722,016	712,339	703,966	2.47
West Monroe Partners, LLC	(4)(7)(10)	SOFR + 5.25%	10.72%	11/8/2027	14,143	13,186	13,789	0.05

						5,557,986	5,560,766	19.49

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Real Estate Management & Development
Castle Management Borrower, LLC	(4)(7)(11)	SOFR + 5.50%	10.84%	11/3/2029		$33,333	$32,604	$32,771	0.11%
Cushman & Wakefield US Borrower LLC	(6)(9)	SOFR + 3.25%	8.71%	1/31/2030		3,980	3,937	3,958	0.01
McCarthy & Stone PLC	(4)(5)(6)(8)	7.00%	7.00%	2/2/2026	GBP	20,000	28,057	23,517	0.08
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR + 5.50%	10.96%	2/16/2028		79,357	78,219	79,357	0.28
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR + 5.50%	10.96%	7/25/2029		15,205	14,923	15,205	0.05

							157,740	154,808	0.53
Software
Aareon Holding GmbH	(4)(6)(10)	E + 6.25%	10.14%	8/16/2030	EUR	38,317	40,571	41,984	0.15
Aareon Holding GmbH	(4)(6)(10)	E + 6.25%	10.15%	8/19/2030	EUR	9,579	10,163	10,496	0.04
Analytic Partners LP	(4)(7)(10)	SOFR + 5.50%	10.97%	4/4/2028		21,469	21,164	21,469	0.08
Anaplan, Inc.	(4)(7)(10)	SOFR + 6.50%	11.85%	6/21/2029		537,534	528,418	534,606	1.87
Apttus Corp.	(10)	SOFR + 4.00%	9.47%	5/8/2028		11,598	11,589	11,643	0.04
Armstrong Bidco Limited	(4)(6)(8)	S + 5.25%	10.44%	6/28/2029	GBP	314,735	375,944	383,124	1.34
Armstrong Bidco Limited	(4)(6)(8)	S + 5.25%	10.44%	6/28/2029	GBP	164,210	196,265	199,891	0.70
Avalara Inc	(4)(7)(10)	SOFR + 7.25%	12.60%	10/19/2028		23,077	22,573	22,950	0.08
Beeline, LLC	(4)(7)(10)	SOFR + 5.25%	10.64%	5/2/2029		46,364	45,968	46,340	0.16
BlueCat Networks USA, Inc.	(4)(10)	SOFR + 6.00%	11.38% (incl. 2.00% PIK)	8/8/2028		69,612	68,566	68,220	0.24
BlueCat Networks USA, Inc.	(4)(10)	SOFR + 6.00%	11.42% (incl. 2.00% PIK)	8/8/2028		12,249	12,063	12,004	0.04
BlueCat Networks USA, Inc.	(4)(7)(10)	SOFR + 6.00%	11.35% (incl. 2.00% PIK)	8/8/2028		2,312	2,202	2,191	0.01
Bluefin Holding, LLC	(4)(5)(6)(7)(11)	SOFR + 7.25%	12.72%	9/12/2029		45,513	44,326	44,763	0.16
Boxer Parent Company, Inc.	(8)	SOFR + 4.25%	9.61%	12/29/2028		14,755	14,608	14,882	0.05
Brave Parent Holdings, Inc.	(4)(7)(10)	SOFR + 5.00%	10.36%	11/28/2030		498,512	492,895	492,819	1.73
CDK Global Inc.	(9)	SOFR + 4.00%	9.35%	7/6/2029		2,985	2,975	3,005	0.01
Circana Group, L.P.	(4)(10)	SOFR + 5.75%	11.21%	12/1/2028		682,039	671,261	682,039	2.39
Circana Group, L.P.	(4)(10)	SOFR + 6.25%	11.61% (incl. 2.75% PIK)	12/1/2028		902,832	886,323	902,832	3.16
Circana Group, L.P.	(4)(7)(10)	SOFR + 5.75%	11.11%	12/1/2027		18,884	17,154	18,884	0.07
Cloudera, Inc.	(9)	SOFR + 3.75%	9.21%	10/8/2028		36,683	36,315	36,431	0.13
Community Brands ParentCo, LLC	(4)(7)(10)	SOFR + 5.50%	10.96%	2/24/2028		15,092	14,721	14,930	0.05
Confine Visual Bidco	(4)(6)(7)(10)	SOFR + 6.50%	11.81% (incl. 3.00% PIK)	2/23/2029		262,761	256,401	226,518	0.79
Connatix Buyer, Inc.	(4)(7)(10)	SOFR + 5.50%	11.14%	7/14/2027		107,900	106,437	97,654	0.34
ConnectWise, LLC	(9)	SOFR + 3.50%	9.11%	9/29/2028		28,325	28,262	28,325	0.10
Cornerstone OnDemand, Inc.	(9)	SOFR + 3.75%	9.22%	10/16/2028		27,142	27,062	26,327	0.09

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Coupa Software Inc.	(4)(6)(7)(10)	SOFR + 7.50%	12.86%	2/27/2030		$1,836	$1,791	$1,819	0.01%
Crewline Buyer, Inc.	(4)(6)(7)(11)	SOFR + 6.75%	12.10%	11/8/2030		118,659	115,453	115,384	0.40
Delta Topco, Inc.	(10)	SOFR + 3.75%	9.12%	12/1/2027		34,708	34,678	34,734	0.12
Denali Bidco Ltd	(4)(5)(6)(7)(10)	S + 6.00%	11.19%	8/29/2030	GBP	14,404	17,638	18,080	0.06
Denali Bidco Ltd	(4)(5)(6)(8)	E + 6.00%	9.84%	8/29/2030	EUR	4,174	4,404	4,539	0.02
Diligent Corporation	(4)(11)	SOFR + 5.75%	11.28%	8/4/2025		87,525	87,076	87,525	0.31
Discovery Education, Inc.	(4)(7)(10)	SOFR + 5.75%	11.23%	4/9/2029		587,329	579,453	561,734	1.97
Discovery Education, Inc.	(4)(11)	SOFR + 5.75%	11.14%	10/3/2030		66,101	65,372	63,457	0.22
DTI Holdco, Inc.	(7)(10)	SOFR + 4.75%	10.13%	4/26/2029		24,688	24,132	24,290	0.09
ECI Macola Max Holding, LLC	(6)(10)	SOFR + 3.75%	9.36%	11/9/2027		11,888	11,906	11,907	0.04
Epicor Software Corp.	(10)	SOFR + 3.25%	8.72%	7/30/2027		5,922	5,942	5,950	0.02
Episerver, Inc.	(4)(7)(11)	SOFR + 5.25%	10.75%	4/9/2026		24,846	24,637	23,699	0.08
Experity, Inc.	(4)(7)(10)	SOFR + 5.75%	11.20%	2/24/2028		133,688	131,759	132,217	0.46
Forterro UK Ltd.	(4)(6)(8)	ST + 4.75%	8.82%	7/9/2029	SEK	112,563	10,459	11,104	0.04
Forterro UK Ltd.	(4)(6)(9)	SA + 4.75%	6.45%	7/9/2029	CHF	10,674	10,740	12,628	0.04
Forterro UK Ltd.	(4)(6)(10)	SA + 4.75%	6.45%	7/9/2029	CHF	3,484	3,471	4,121	0.01
Forterro UK Ltd.	(4)(6)(8)	E + 4.75%	8.73%	7/9/2029	EUR	31,713	31,585	34,834	0.12
Forterro UK Ltd.	(4)(6)(7)(8)	E + 4.75%	8.68%	7/9/2029	EUR	1,639	1,679	2,939	0.01
Forterro UK Ltd.	(4)(6)(10)	S + 4.75%	9.94%	7/9/2029	GBP	8,894	10,473	11,280	0.04
GI Consilio Parent, LLC	(7)(9)	SOFR + 4.00%	9.47%	5/12/2028		39,959	39,379	39,834	0.14
GI Consilio Parent, LLC	(4)(7)(8)	S + 3.75%	8.94%	5/14/2026	GBP	663	811	828	0.00
Gigamon Inc.	(4)(7)(10)	SOFR + 5.75%	11.30%	3/9/2029		432,291	425,702	431,146	1.51
GovernmentJobs.com, Inc.	(4)(7)(10)	SOFR + 5.50%	10.96%	12/1/2028		150,905	148,686	150,509	0.53
GraphPAD Software, LLC	(4)(7)(11)	P + 5.00%	13.50%	4/27/2027		1,416	1,393	1,374	0.00
GraphPAD Software, LLC	(4)(11)	SOFR + 5.50%	11.22%	4/27/2027		2,623	2,608	2,623	0.01
GraphPAD Software, LLC	(4)(11)	SOFR + 5.50%	11.13%	4/27/2027		8,571	8,519	8,571	0.03
GraphPAD Software, LLC	(4)(11)	SOFR + 5.50%	11.19%	4/27/2027		17,063	16,921	17,063	0.06
Greeneden U.S. Holdings II, LLC	(10)	SOFR + 4.00%	9.47%	12/1/2027		5,817	5,838	5,846	0.02
HS Purchaser, LLC	(10)	SOFR + 4.00%	9.48%	11/19/2026		39,608	39,601	37,642	0.13
Idera, Inc.	(10)	SOFR + 3.75%	9.28%	3/2/2028		52,100	51,999	51,937	0.18
ION Trading Finance Ltd.	(6)(8)	SOFR + 4.75%	10.20%	4/3/2028		27,741	27,760	27,808	0.10
Kaseya, Inc.	(4)(7)(10)	SOFR + 6.00%	11.38% (incl. 2.50% PIK)	6/25/2029		742,241	730,174	741,796	2.60
Kaseya, Inc.	(4)(7)(10)	SOFR + 5.50%	10.86% (incl. 2.50% PIK)	6/25/2029		12,317	11,539	12,317	0.04
LD Lower Holdings, Inc.	(4)(11)	SOFR + 6.50%	11.95%	2/8/2026		116,578	115,577	115,413	0.40

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Lightbox Intermediate, LP	(4)(8)	SOFR + 5.00%	10.61%	5/9/2026		$37,432	$36,873	$35,841	0.13%
Magnesium BorrowerCo, Inc.	(4)(10)	S + 5.75%	10.94%	5/18/2029	GBP	102,118	125,117	130,165	0.46
Magnesium BorrowerCo, Inc.	(4)(7)(10)	SOFR + 5.75%	11.21%	5/18/2029		958,047	937,534	955,569	3.35
Mandolin Technology Intermediate Holdings, Inc.	(4)(9)	SOFR + 3.75%	9.25%	7/31/2028		76,734	75,978	70,979	0.25
Mandolin Technology Intermediate Holdings, Inc.	(4)(9)	SOFR + 6.25%	11.75%	6/9/2030		62,685	60,952	62,685	0.22
Mandolin Technology Intermediate Holdings, Inc.	(4)(7)(8)	SOFR + 3.75%	9.25%	7/31/2026		2,553	2,497	1,743	0.01
Medallia, Inc.	(4)(10)	SOFR + 6.00%	11.45% (incl. 4.00% PIK)	10/29/2028		831,310	820,545	814,684	2.86
Medallia, Inc.	(4)(10)	SOFR + 6.50%	11.95% (incl. 4.00% PIK)	10/29/2028		205,092	201,869	200,990	0.70
Mitnick Purchaser, Inc.	(9)	SOFR + 4.50%	9.98%	5/2/2029		11,735	11,690	11,137	0.04
Mitratech Holdings, Inc.	(5)(10)	SOFR + 3.75%	9.28%	5/18/2028		16,661	16,609	16,481	0.06
Mitratech Holdings, Inc.	(4)(5)(7)(10)	SOFR + 5.00%	10.47%	5/18/2028		62,720	60,817	61,320	0.21
Monk Holding Co.	(4)(10)(18)	SOFR + 5.70%	10.96%	12/1/2027		11,062	10,888	11,062	0.04
Monk Holding Co.	(4)(7)(10)	SOFR + 5.50%	10.96%	12/1/2027		3,561	3,350	3,259	0.01
MRI Software, LLC	(7)(11)	SOFR + 5.50%	10.95%	2/10/2027		48,299	48,018	47,157	0.17
NAVEX TopCo, Inc.	(4)(7)(10)	SOFR + 5.75%	11.11%	11/9/2030		100,646	98,503	98,456	0.35
Neogames Connect SARL	(4)(6)(8)	E + 6.25%	10.18%	5/30/2028	EUR	100,400	102,345	110,837	0.39
Nintex Topco Limited	(4)(6)(10)	SOFR + 6.00%	11.50%	11/13/2028		674,642	665,247	647,657	2.27
NortonLifeLock, Inc.	(6)(9)	SOFR + 2.00%	7.46%	9/12/2029		6,399	6,372	6,416	0.02
Oranje Holdco Inc	(4)(7)(11)	SOFR + 7.75%	13.13%	2/1/2029		66,000	64,427	66,000	0.23
Perforce Software, Inc.	(8)	SOFR + 3.75%	9.21%	7/1/2026		15,296	15,285	15,181	0.05
Project Alpha Intermediate Holding, Inc.	(9)	SOFR + 4.75%	10.11%	10/28/2030		71,388	69,994	71,916	0.25
Project Leopard Holdings, Inc.	(9)	SOFR + 5.25%	10.73%	7/20/2029		139,590	133,184	126,911	0.44
Project Leopard Holdings, Inc.	(4)(7)(8)	SOFR + 4.25%	9.63%	7/20/2029		4,385	4,396	2,044	0.01
Proofpoint, Inc.	(9)	SOFR + 3.25%	8.72%	8/31/2028		895	892	897	0.00
Quest Software US Holdings, Inc.	(6)(9)	SOFR + 4.25%	9.78%	2/1/2029		27,602	27,415	21,223	0.07
Rally Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.12%	7/19/2028		135,721	133,565	133,095	0.47
Rally Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.11%	7/19/2028		7,098	6,828	6,743	0.02
RealPage, Inc.	(9)	SOFR + 3.00%	8.47%	4/24/2028		1,970	1,965	1,959	0.01
Relativity ODA, LLC	(4)(7)(11)	SOFR + 6.50%	11.96%	5/12/2027		875	806	788	0.00
Rocket Software, Inc.	(9)	SOFR + 4.75%	10.11%	11/28/2028		43,303	42,680	42,626	0.15
S2P Acquisition Borrower, Inc.	(6)(8)	SOFR + 4.00%	9.46%	8/14/2026		12,969	12,983	13,013	0.05
Sailpoint Technologies, Inc.	(4)(7)(10)	SOFR + 6.00%	11.36%	8/16/2029		384,906	378,197	384,906	1.35
Solarwinds Holdings, Inc.	(8)	SOFR + 3.75%	9.11%	2/5/2027		2,978	2,959	2,988	0.01
Sophia, LP	(9)	SOFR + 3.50%	8.96%	10/7/2027		1,975	1,966	1,981	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Software (continued)
Sovos Compliance, LLC	(9)	SOFR + 4.50%	9.97%	8/11/2028		$4,878	$4,889	$4,829	0.02%
Spitfire Parent, Inc.	(4)(11)	E + 5.50%	9.34%	3/11/2027	EUR	19,013	22,716	20,989	0.07
Spitfire Parent, Inc.	(4)(11)	SOFR + 5.50%	10.96%	3/11/2027		117,930	116,934	117,930	0.41
Stamps.com, Inc.	(4)(10)	SOFR + 5.75%	11.23%	10/5/2028		855,596	843,953	834,206	2.92
Surf Holdings, LLC	(6)(8)	SOFR + 3.50%	8.97%	3/5/2027		3,202	3,206	3,213	0.01
Symphony Technology Group	(6)(10)	SOFR + 5.00%	10.64%	7/27/2028		65,396	64,930	46,799	0.16
Symphony Technology Group	(6)(9)	SOFR + 3.75%	9.19%	3/1/2029		29,872	29,662	29,828	0.10
Tegra118 Wealth Solutions, Inc.	(8)	SOFR + 4.00%	9.37%	2/18/2027		6,864	6,842	6,557	0.02
The Ultimate Software Group, Inc.	(9)	SOFR + 3.25%	8.76%	5/4/2026		12,404	12,398	12,454	0.04
Triple Lift, Inc.	(4)(10)	SOFR + 5.75%	11.27%	5/5/2028		69,655	68,746	67,217	0.24
Triple Lift, Inc.	(4)(7)(10)	SOFR + 5.75%	11.31%	5/5/2028		5,480	5,302	4,980	0.02
Vision Solutions, Inc.	(10)	SOFR + 4.00%	9.64%	4/24/2028		36,657	36,567	36,438	0.13
VS Buyer LLC	(6)(8)	SOFR + 3.25%	8.71%	2/28/2027		3,479	3,458	3,492	0.01
WPEngine, Inc.	(4)(7)(10)	SOFR + 6.50%	11.87%	8/14/2029		81,400	78,885	79,528	0.28
Zendesk Inc	(4)(7)(10)	SOFR + 6.25%	11.61% (incl. 3.25% PIK)	11/30/2028		936,617	912,909	931,544	3.26

							13,127,524	13,129,988	45.98
Specialty Retail
CustomInk, LLC	(4)(11)(18)	SOFR + 6.18%	11.49%	5/3/2026		36,866	36,526	36,866	0.13
EG America, LLC	(6)(8)	SOFR + 5.50%	11.24%	2/7/2028		22,893	22,269	22,550	0.08
Runner Buyer, Inc.	(10)	SOFR + 5.50%	11.00%	10/20/2028		76,635	75,493	60,670	0.21

							134,288	120,086	0.42
Technology Hardware, Storage & Peripherals
Lytx, Inc.	(4)(11)	SOFR + 6.75%	12.21%	2/28/2028		45,893	45,954	45,893	0.16
Trading Companies & Distributors
Foundation Building Materials, Inc.	(9)	SOFR + 3.25%	8.89%	1/31/2028		14,756	14,518	14,733	0.05
Icebox Holdco III, Inc.	(9)	SOFR + 3.50%	9.11%	12/22/2028		15,784	15,738	15,701	0.06
LBM Acquisition, LLC	(10)	SOFR + 3.75%	9.21%	12/17/2027		44,973	44,853	44,545	0.16
Park River Holdings, Inc.	(10)	SOFR + 3.25%	8.91%	12/28/2027		46,152	45,753	45,160	0.16
Porcelain Acquisition Corp.	(4)(11)	SOFR + 6.00%	11.49%	4/1/2027		81,905	80,421	78,400	0.27
Specialty Building Products Holdings, LLC	(9)	SOFR + 3.75%	9.21%	10/15/2028		19,759	19,703	19,759	0.07
SRS Distribution, Inc.	(9)	SOFR + 3.50%	8.96%	6/2/2028		7,968	7,932	7,980	0.03
SRS Distribution, Inc.	(9)	SOFR + 3.50%	8.97%	6/2/2028		18,424	18,378	18,478	0.06
Windsor Holdings III, LLC	(6)(8)	SOFR + 4.50%	9.84%	8/1/2030		8,948	8,875	9,026	0.03

							256,171	253,782	0.89
Transportation Infrastructure
Capstone Logistics, LLC	(4)(11)	SOFR + 4.75%	10.21%	11/12/2027		22,005	22,052	22,005	0.08
Enstructure LLC	(4)(9)(18)	SOFR + 6.35%	10.96%	5/25/2029		98,715	96,803	98,715	0.35
Frontline Road Safety, LLC	(4)(7)(10)	SOFR + 5.75%	11.55%	5/3/2027		181,893	179,611	178,884	0.63
Frontline Road Safety, LLC	(4)(10)	SOFR + 5.75%	11.39%	5/3/2027		22,446	22,003	22,109	0.08
Helix TS, LLC	(4)(10)	SOFR + 6.25%	11.78%	8/4/2027		168,791	166,935	165,415	0.58
Helix TS, LLC	(4)(10)	SOFR + 6.25%	11.75%	8/4/2027		993	977	973	0.00

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
First Lien Debt - non-controlled/non-affiliated (continued)
Transportation Infrastructure (continued)
Italian Motorway Holdings S.à.r.l	(4)(6)(8)	E + 5.25%	9.35%	4/28/2029	EUR	236,429	$243,641	$259,048	0.91%
Liquid Tech Solutions Holdings, LLC	(10)	SOFR + 4.75%	10.22%	3/20/2028		18,900	18,841	18,648	0.07
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.22%	10/19/2027		61,741	61,019	59,425	0.21
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.29%	1/31/2029		76,822	76,088	73,942	0.26
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.26%	10/19/2027		55,206	55,109	53,136	0.19
Safety Borrower Holdings LP	(4)(11)	SOFR + 5.25%	10.90%	9/1/2027		45,283	45,032	45,283	0.16
Safety Borrower Holdings LP	(4)(7)(11)	P + 4.25%	12.75%	9/1/2027		2,517	2,496	2,483	0.01
Sam Holding Co, Inc.	(4)(7)(11)	SOFR + 6.00%	11.49%	9/24/2027		151,380	148,847	148,819	0.52
Sam Holding Co, Inc.	(4)(11)	SOFR + 6.00%	11.57%	9/24/2027		63,840	62,654	63,042	0.22
Sam Holding Co, Inc.	(4)(11)	SOFR + 6.00%	11.50%	9/24/2027		46,091	45,550	45,515	0.16
TRP Infrastructure Services, LLC	(4)(11)	SOFR + 5.50%	11.03%	7/9/2027		72,218	71,371	64,274	0.23

							1,319,029	1,321,716	4.66
Wireless Telecommunication Services
CCI Buyer, Inc.	(10)	SOFR + 4.00%	9.35%	12/17/2027		20,128	20,112	20,099	0.07

Total First Lien Debt - non-controlled/non-affiliated							45,749,946	45,464,551	159.19
First Lien Debt - controlled/affiliated (excluding Investments in Joint Ventures)
Chemicals
Pigments Services, Inc.	(4)(6)(11)(16)(17)	SOFR + 8.35%	13.71%	4/14/2030		18,526	15,306	9,412	0.03
Pigments Services, Inc.	(4)(6)(11)(16)	SOFR + 8.35%	13.71% PIK	4/14/2030		9,908	9,908	9,908	0.03

							25,214	19,320	0.06
Insurance
CFCo LLC (Benefytt Technologies, Inc.)	(4)(8)(16)(17)(18)	0.00%	0.00%	9/13/2038		86,098	12,571	612	0.00
Daylight Beta Parent LLC (Benefytt Technologies, Inc.)	(4)(8)(16)	10.00%	10.00% PIK	9/12/2033		49,530	49,530	49,530	0.17

							62,101	50,142	0.17

Total First Lien Debt—controlled/affiliated (excluding Investments in Joint Ventures)							87,315	69,462	0.23

Total First Lien Debt							45,837,261	45,534,013	159.42

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Net Assets
Second Lien Debt
Second Lien Debt - non-controlled/non-affiliated
Aerospace & Defense
Atlas CC Acquisition Corp.	(4)(10)	SOFR + 7.63%	13.27%	5/25/2029		$44,520	$44,069	$40,513	0.14%
Peraton Corp.	(10)	SOFR + 7.75%	13.22%	2/1/2029		53,259	52,749	53,117	0.19

							96,818	93,630	0.33
Air Freight & Logistics
Wwex Uni Topco Holdings, LLC	(10)	SOFR + 7.00%	12.61%	7/26/2029		33,000	32,664	28,380	0.10
Capital Markets
Apex Group Treasury, LLC	(4)(6)(9)	SOFR + 6.75%	12.36%	7/27/2029		8,531	8,471	8,446	0.03
Apex Group Treasury, LLC	(4)(6)(9)	SOFR + 6.75%	12.39%	7/27/2029		19,622	19,704	19,426	0.07
The Edelman Financial Engines Center, LLC	(8)	SOFR + 6.75%	12.22%	7/20/2026		14,000	13,926	14,026	0.05

							42,101	41,898	0.15
Chemicals
Pearls Netherlands Bidco	(4)(6)(9)	SOFR + 7.25%	12.63%	2/25/2030		42,453	41,554	42,028	0.15
Commercial Services & Supplies
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 6.75%	12.22%	3/30/2029		29,464	29,367	26,714	0.09
USIC Holdings, Inc.	(10)	SOFR + 6.50%	12.11%	5/14/2029		8,594	8,548	7,998	0.03

							37,915	34,712	0.12
Construction & Engineering
Thermostat Purchaser III, Inc.	(4)(10)	SOFR + 7.25%	12.79%	8/31/2029		32,725	32,377	32,725	0.11
Diversified Consumer Services
Pre-Paid Legal Services, Inc.	(9)	SOFR + 7.00%	12.47%	12/14/2029		25,000	24,813	22,875	0.08
Health Care Equipment & Supplies
Confluent Medical Technologies, Inc.	(4)(9)	SOFR + 6.50%	12.00%	2/16/2030		52,500	51,696	52,500	0.18
Health Care Providers & Services
Canadian Hospital Specialties Ltd.	(4)(6)(8)	8.75%	8.75%	4/15/2029	CAD	3,800	2,995	2,552	0.01
CD&R Artemis UK Bidco Ltd.	(4)(6)(8)	S + 7.50%	12.76%	8/19/2029	GBP	65,340	87,677	82,245	0.29
CD&R Artemis UK Bidco Ltd.	(4)(5)(6)(9)	SOFR + 7.25%	12.76%	8/19/2029		15,000	14,723	14,625	0.05
CD&R Artemis UK Bidco Ltd.	(4)(5)(6)(9)	SOFR + 7.35%	12.70%	8/19/2029		10,000	9,809	9,750	0.03
Jayhawk Buyer, LLC	(4)(11)	SOFR + 8.75%	14.23%	10/15/2027		6,537	6,459	6,242	0.02

							121,663	115,414	0.40
Health Care Technology
Imprivata, Inc.	(9)	SOFR + 6.25%	11.60%	12/1/2028		44,118	43,791	42,353	0.15
Hotels, Restaurants & Leisure
Mic Glen, LLC	(9)	SOFR + 6.75%	12.21%	7/30/2029		16,000	15,963	15,600	0.05
Industrial Conglomerates
Victory Buyer, LLC	(4)(9)	SOFR + 7.00%	12.64%	11/1/2029		24,677	24,492	23,011	0.08
IT Services
Dcert Buyer, Inc.	(8)	SOFR + 7.00%	12.36%	2/19/2029		60,975	61,129	55,792	0.20
Inovalon Holdings, Inc.	(4)(10)	SOFR + 10.50%	15.97% PIK	11/24/2033		110,643	108,623	110,643	0.39

							169,752	166,435	0.59
Life Sciences Tools & Services
Curia Global, Inc.	(4)(10)	SOFR + 6.50%	12.14%	8/31/2029		45,977	45,325	38,391	0.13
LSCS Holdings, Inc.	(9)	SOFR + 8.00%	13.47%	12/17/2029		40,000	39,551	35,600	0.12
Phoenix Newco, Inc.	(4)(6)(9)	SOFR + 6.50%	11.97%	11/15/2029		52,153	51,362	52,153	0.18

							136,238	126,144	0.43

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Second Lien Debt (continued)
Second Lien Debt - non-controlled/non-affiliated (continued)
Media
Houghton Mifflin, LLC	(7)(9)	SOFR + 8.50%	13.86%	4/8/2030	$80,500	$78,940	$77,151	0.27%
Pharmaceuticals
Sharp Midco, LLC	(4)(9)	SOFR + 7.35%	12.70%	12/31/2029	31,500	30,910	31,500	0.11
Professional Services
Aqgen Island Holdings, Inc.	(6)(9)	SOFR + 6.50%	12.18%	8/2/2029	19,508	19,372	18,838	0.07
Celestial Saturn Parent, Inc.	(9)	SOFR + 6.50%	11.97%	6/4/2029	111,188	110,582	100,140	0.35
Deerfield Dakota Holding, LLC	(10)	SOFR + 6.75%	12.36%	4/7/2028	27,069	27,012	26,020	0.09
Thevelia US, LLC	(4)(6)(9)	SOFR + 6.75%	12.25%	6/17/2030	182,046	177,637	181,591	0.64

						334,603	326,589	1.15
Software
Cloudera, Inc.	(9)	SOFR + 6.00%	11.46%	10/8/2029	66,697	66,295	64,251	0.23
Cornerstone OnDemand, Inc.	(4)(9)	SOFR + 6.00%	11.36%	10/15/2029	34,825	33,834	33,780	0.12
HS Purchaser, LLC	(10)	SOFR + 6.75%	12.35%	11/19/2027	66,000	66,085	54,234	0.19
Human Security, Inc.	(4)(11)	SOFR + 6.75%	12.11%	7/22/2027	50,000	49,376	48,875	0.17
Human Security, Inc.	(4)(5)(11)	SOFR + 6.75%	12.11%	7/22/2027	50,000	49,376	48,875	0.17
Idera, Inc.	(10)	SOFR + 6.75%	12.28%	3/2/2029	30,331	30,258	29,705	0.10
Mandolin Technology Intermediate Holdings, Inc.	(4)(9)	SOFR + 6.50%	12.00%	7/30/2029	31,950	31,640	29,874	0.10
Mitratech Holdings, Inc.	(4)(5)(10)	SOFR + 8.00%	13.36%	5/18/2029	438	430	425	0.00
Mitratech Holdings, Inc.	(4)(5)(10)	SOFR + 6.75%	12.28%	5/18/2029	18,000	17,948	16,695	0.06
Proofpoint, Inc.	(9)	SOFR + 6.25%	11.72%	8/31/2029	63,274	63,129	64,065	0.22
Symphony Technology Group	(6)(10)	SOFR + 8.25%	13.89%	7/27/2029	41,983	41,668	16,793	0.06
Vision Solutions, Inc.	(10)	SOFR + 7.25%	12.89%	4/23/2029	46,426	46,318	42,761	0.15

						496,357	450,333	1.57
Trading Companies & Distributors
Icebox Holdco III, Inc.	(9)	SOFR + 6.75%	12.36%	12/21/2029	14,000	13,894	12,810	0.04

Total Second Lien Debt - non-controlled/non-affiliated						1,826,541	1,736,088	6.06

Total Second Lien Debt						1,826,541	1,736,088	6.06

Unsecured Debt- non-controlled/non-affiliated
Health Care Technology
Healthcomp Holding Company, LLC	(4)(8)	13.75%	13.75% PIK	11/8/2031	18,733	18,182	18,171	0.06

Total Unsecured Debt - non-controlled/non-affiliated						18,182	18,171	0.06

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations
Structured Finance Obligations - non-controlled/non-affiliated
Diversified Financial Services
522 Funding CLO 2020-6, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.17%	10/23/2034	$3,000	$3,000	$2,842	0.01%
AIMCO CLO Series 2015-A	(5)(6)(8)	SOFR + 6.86%	12.53%	10/17/2034	7,450	7,450	7,269	0.03
Allegro CLO XI Ltd.	(4)(5)(6)(8)	SOFR + 7.26%	12.66%	1/19/2033	3,895	3,863	3,894	0.01
Apidos CLO XXXIII	(5)(6)(8)	SOFR + 6.61%	12.01%	10/24/2034	5,000	4,959	4,889	0.02
Apidos CLO XXXVI	(4)(5)(6)(8)	SOFR + 6.21%	11.37%	7/20/2034	8,500	8,500	8,357	0.03
Ares LXI CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.51%	11.67%	10/20/2034	7,750	7,750	7,518	0.03
Ares LXII CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.14%	1/25/2034	9,000	9,000	8,637	0.03
Ares XXVII CLO, Ltd.	(5)(6)(8)	SOFR + 7.01%	12.43%	10/28/2034	5,000	4,958	4,855	0.02
Bain Capital Credit CLO 2020-4 Ltd	(4)(5)(6)(8)	SOFR + 7.98%	13.40%	10/20/2036	5,500	5,338	5,516	0.02
Balboa Bay Loan Funding 2021-2, Ltd.	(4)(5)(6)(8)	SOFR + 6.86%	12.28%	1/20/2035	7,000	6,941	6,537	0.02
Barings CLO Ltd 2021-II	(4)(5)(6)(8)	SOFR + 6.51%	12.17%	7/15/2034	6,000	6,000	5,815	0.02
Barings CLO Ltd 2021-III	(4)(5)(6)(8)	SOFR + 6.91%	12.31%	1/18/2035	7,200	7,200	6,676	0.02
Barings CLO Ltd 2023-IV	(4)(5)(6)(8)	SOFR + 7.59%	12.91%	1/20/2037	3,000	2,970	2,970	0.01
Benefit Street Partners CLO XX	(4)(5)(6)(8)	SOFR + 7.01%	12.67%	7/15/2034	6,500	6,500	6,488	0.02
Benefit Street Partners LLC BSP 2020-21A	(4)(5)(6)(8)	SOFR + 6.96%	12.62%	10/15/2034	3,000	2,974	2,979	0.01
BlueMountain CLO XXIX Ltd	(4)(5)(6)(8)	SOFR + 7.12%	12.50%	7/25/2034	2,750	2,692	2,611	0.01
Broad River Ltd 2020-1	(4)(5)(6)(8)	SOFR + 6.76%	12.18%	7/20/2034	7,000	6,952	6,950	0.02
Carlyle US CLO 2020-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.51%	11.93%	7/20/2034	7,000	7,000	6,901	0.02
Carlyle US CLO 2023-5 Ltd	(4)(5)(6)(8)	SOFR + 7.90%	13.27%	1/27/2036	7,000	6,860	6,929	0.02
Carval CLO V-C, LTD.	(4)(5)(6)(8)	SOFR + 7.01%	12.67%	10/15/2034	8,000	7,933	7,889	0.03
Carval CLO VI-C, LTD.	(4)(5)(6)(8)	SOFR + 7.33%	12.74%	4/21/2034	8,750	8,674	8,706	0.03
CIFC Funding 2019-III, Ltd.	(4)(5)(6)(8)	SOFR + 7.06%	12.72%	10/16/2034	8,000	8,000	8,004	0.03
CIFC Funding 2022-V, Ltd.	(4)(5)(6)(8)	SOFR + 7.55%	12.94%	7/16/2033	10,000	9,913	10,050	0.04
Dryden 112 CLO, Ltd.	(4)(5)(6)(8)	SOFR + 7.75%	13.13%	11/15/2036	4,900	4,784	4,883	0.02
Dryden 95 CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.41%	11.78%	8/20/2034	8,000	8,000	7,500	0.03
Eaton Vance CLO 2019-1 Ltd	(4)(5)(6)(8)	SOFR + 6.76%	12.16%	4/15/2031	3,750	3,754	3,713	0.01
Elmwood CLO 16, Ltd.	(4)(5)(6)(8)	SOFR + 7.22%	12.64%	4/20/2034	6,000	5,948	6,032	0.02
Elmwood CLO III, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.16%	10/20/2034	3,500	3,500	3,501	0.01
Elmwood CLO VI, Ltd.	(5)(6)(8)	SOFR + 6.76%	12.16%	10/20/2034	4,000	4,000	4,002	0.01
Flatiron RR CLO 22, LLC	(5)(6)(8)	SOFR + 6.46%	11.85%	10/15/2034	5,000	5,000	4,952	0.02
Fort Washington CLO 2021-2, Ltd.	(4)(5)(6)(8)	SOFR + 6.87%	12.29%	10/20/2034	12,000	11,901	11,892	0.04
Galaxy 30 CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.95%	12.34%	4/15/2035	3,000	2,974	2,998	0.01
Galaxy XXV CLO, Ltd.	(4)(5)(6)(8)	SOFR + 6.21%	11.59%	10/25/2031	4,000	3,954	3,881	0.01
Galaxy 32 CLO Ltd	(4)(5)(6)(8)	SOFR + 7.33%	12.70%	10/20/2036	2,140	2,119	2,138	0.01
Goldentree Loan Management US Clo 12 Ltd.	(4)(5)(6)(8)	SOFR + 7.25%	12.67%	4/20/2034	6,500	6,447	6,481	0.02
Goldentree Loan Management US Clo 8 Ltd.	(4)(5)(6)(8)	SOFR + 6.41%	11.83%	10/20/2034	6,200	6,200	6,079	0.02
Goldentree Loan Management US Clo 15 Ltd	(4)(5)(6)(8)	SOFR + 6.50%	11.84%	10/20/2036	6,500	6,439	6,466	0.02
Gulf Stream Meridian 5, Ltd.	(4)(5)(6)(8)	SOFR + 6.59%	11.99%	7/15/2034	3,500	3,489	3,422	0.01
Gulf Stream Meridian 7, Ltd.	(4)(5)(6)(8)	SOFR + 6.85%	12.24%	7/15/2035	5,000	4,957	4,877	0.02
Gulf Stream Meridian GSM 2021-IIIA, Ltd.	(4)(5)(6)(8)	SOFR + 7.01%	12.41%	4/15/2034	1,000	962	999	0.00
Halseypoint Clo 5, Ltd.	(4)(5)(6)(8)	SOFR + 7.20%	12.60%	1/30/2035	9,500	9,339	8,968	0.03
HPS Loan Management 15-2019 Ltd	(4)(5)(6)(8)	SOFR + 6.80%	12.10%	1/22/2035	4,000	3,966	3,829	0.01

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Structured Finance Obligations (continued)
Structured Finance Obligations - non-controlled/non-affiliated (continued)
Diversified Financial Services (continued)
Jamestown CLO XIV, Ltd.	(5)(6)(8)	SOFR + 7.46%	12.88%	10/20/2034	$10,000	$9,833	$9,935	0.03%
Kayne CLO III, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.16%	4/15/2032	5,000	5,007	4,909	0.02
Magnetite XXXII Ltd	(4)(5)(6)(8)	SOFR + 6.90%	12.29%	4/15/2035	5,000	5,000	5,010	0.02
MidOcean Credit CLO XIII Ltd	(4)(5)(6)(8)	SOFR + 7.80%	13.17%	1/21/2037	9,500	9,120	9,337	0.03
Morgan Stanley Eaton Vance Clo 2021-1, Ltd.	(5)(6)(8)	SOFR + 7.01%	12.40%	10/20/2034	6,500	6,500	6,328	0.02
Morgan Stanley Eaton Vance CLO 2022-17A Ltd	(4)(5)(6)(8)	SOFR + 7.90%	13.32%	7/20/2035	1,000	1,007	1,006	0.00
Neuberger Berman Loan Advisers CLO 38, Ltd.	(5)(6)(8)	SOFR + 6.51%	11.93%	10/20/2035	11,000	11,000	10,838	0.04
OCP CLO 2021-22, Ltd.	(4)(5)(6)(8)	SOFR + 6.86%	12.28%	12/2/2034	9,000	8,897	8,820	0.03
Octagon 55, Ltd	(4)(5)(6)(8)	SOFR + 6.76%	12.18%	7/20/2034	11,000	10,888	10,333	0.04
Octagon Investment Partners 41, Ltd.	(5)(6)(8)	SOFR + 7.39%	12.79%	10/15/2033	2,500	2,490	2,380	0.01
Onex Credit Partners OCP 2020-19A	(4)(5)(6)(8)	SOFR + 6.76%	12.18%	10/20/2034	4,250	4,088	4,157	0.01
Palmer Square CLO 2015-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.13%	5/21/2034	2,000	1,918	1,982	0.01
Palmer Square CLO 2019-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.14%	11/14/2034	12,000	12,000	11,853	0.04
Palmer Square CLO 2022-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.35%	11.77%	4/20/2035	2,500	2,500	2,472	0.01
Palmer Square CLO 2023-3 Ltd	(4)(5)(6)(8)	SOFR + 7.83%	13.21%	1/20/2037	10,000	9,900	9,984	0.03
Park Avenue Institutional Advisers CLO Ltd 2022-1	(4)(5)(6)(8)	SOFR + 7.29%	12.71%	4/20/2035	6,000	5,845	5,932	0.02
Post CLO 2021-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.71%	12.11%	10/15/2034	6,000	6,000	5,825	0.02
Post CLO 2022-1, Ltd.	(4)(5)(6)(8)	SOFR + 6.75%	12.17%	4/20/2035	5,000	4,979	4,766	0.02
PPM CLO 2, Ltd.	(4)(5)(6)(8)	SOFR + 6.81%	12.21%	4/16/2032	2,250	2,253	2,107	0.01
PPM CLO 4, Ltd.	(5)(6)(8)	SOFR + 6.76%	12.16%	10/18/2034	6,775	6,775	6,282	0.02
PPM CLO 5, Ltd.	(5)(6)(8)	SOFR + 6.76%	12.18%	10/18/2034	4,800	4,800	4,453	0.02
Rad CLO 14, Ltd.	(4)(5)(6)(8)	SOFR + 6.76%	12.42%	1/15/2035	6,750	6,750	6,700	0.02
Rad CLO 22 Ltd	(4)(5)(6)(8)	SOFR + 7.73%	13.10%	1/20/2037	7,500	7,277	7,511	0.03
Rockford Tower CLO 2021-3, Ltd.	(5)(6)(8)	SOFR + 6.98%	12.37%	10/20/2034	2,000	1,975	1,786	0.01
RR 19, Ltd.	(5)(6)(8)	SOFR + 6.76%	12.42%	10/15/2035	3,000	3,000	2,995	0.01
RR 20, Ltd.	(4)(5)(6)(8)	SOFR + 7.25%	12.64%	7/15/2037	4,000	3,964	4,010	0.01
Signal Peak 7, Ltd.	(4)(5)(6)(8)	SOFR + 7.15%	12.54%	4/30/2032	3,875	3,847	3,822	0.01
Sound Point CLO XXVII, Ltd.	(4)(5)(6)(8)	SOFR + 6.82%	12.20%	10/25/2034	5,000	4,917	4,309	0.02
Symphony CLO 34-PS Ltd.	(4)(5)(6)(8)	SOFR + 8.15%	13.55%	7/24/2036	4,000	3,923	4,039	0.01
Symphony CLO 30 Ltd	(4)(5)(6)(8)	SOFR + 8.39%	13.80%	4/20/2035	3,500	3,536	3,524	0.01
Trestles Clo IV, Ltd.	(4)(5)(6)(8)	SOFR + 6.51%	11.92%	7/21/2034	8,000	8,000	7,792	0.03
Vibrant CLO XII, Ltd.	(4)(5)(6)(8)	SOFR + 7.37%	12.79%	1/20/2034	2,875	2,853	2,819	0.01
Vibrant CLO XIII, Ltd.	(4)(5)(6)(8)	SOFR + 7.32%	12.72%	7/15/2034	6,250	6,199	6,139	0.02
Voya CLO 2019-4, Ltd.	(4)(5)(6)(8)	SOFR + 6.97%	12.36%	1/15/2035	8,250	8,111	7,907	0.03
Voya CLO 2020-2, Ltd.	(4)(5)(6)(8)	SOFR + 6.66%	12.06%	7/19/2034	5,000	4,916	4,906	0.02

Total Structured Finance Obligations - non-controlled/non-affiliated						443,228	436,863	1.51

Total Structured Finance Obligations						443,228	436,863	1.51

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity
Equity - non-controlled/non-affiliated
Aerospace & Defense
Loar Acquisition 13, LLC - Common Units	(4)				2,890,586	$4,336	$9,394	0.03%
Micross Topco, Inc.	(4)				116	125	115	0.00

						4,461	9,509	0.03
Air Freight & Logistics
AGI Group Holdings LP - A2 Units	(4)				1,674	1,674	941	0.00
Mode Holdings, L.P. - Class A-2 Common Units	(4)				1,076,923	1,077	1,928	0.01

						2,751	2,869	0.01
Capital Markets
Resolute Investment Managers, Inc.	(4)				48,476	1,212	1,212	0.00
Commercial Services & Supplies
GTCR Investors LP - A-1 Units	(4)				893,584	894	894	0.00
Distributors
Box Co-Invest Blocker, LLC - Class A Units	(4)				3,308,320	3,308	1,687	0.01
Box Co-Invest Blocker, LLC - Class C Units	(4)				401,889	390	434	0.00

						3,698	2,121	0.01
Diversified Consumer Services
Cambium Holdings, LLC - Senior Preferred Interests	(4)		11.50%		29,194,330	28,735	37,228	0.13
Diversified Financial Services
THL Fund IX Investors (Plymouth II), LP	(4)				666,667	667	667	0.00
Diversified Telecommunication Services
Point Broadband Holdings, LLC - Class A Units	(4)				12,870	10,915	13,091	0.05
Point Broadband Holdings, LLC - Class B Units	(4)				685,760	1,955	4,628	0.02
Point Broadband Holdings, LLC - Class Additional A Units	(4)				147,380	420	995	0.00
Point Broadband Holdings, LLC - Class Additional B Units	(4)				2,766	2,346	2,813	0.01

						15,636	21,527	0.08
Health Care Equipment & Supplies
GCX Corporation Group Holdings, L.P. - Class A-2 Units	(4)				4,853	4,853	2,718	0.01
Health Care Providers & Services
AVE Holdings I Corp.	(4)				12,237,213	11,870	11,656	0.04
CD&R Artemis Holdco 2 Limited - Preferred Shares	(4)(6)				33,000,000	43,662	51,343	0.18
CD&R Ulysses Equity Holdings, L.P. - Common Shares	(4)(6)				6,000,000	6,090	5,040	0.02
Jayhawk Holdings, LP - A-1 Common Units	(4)				12,472	2,220	975	0.00
Jayhawk Holdings, LP - A-2 Common Units	(4)				6,716	1,195	525	0.00
Maia Aggregator, L.P. - Class A Units	(4)				19,700,000	19,700	16,548	0.06
NC Eve, L.P. - LP Interest	(4)(6)				2,500,000	3,398	2,135	0.01

						88,135	88,222	0.31
Health Care Technology
Caerus Midco 2 S.À. R.L - Additional Vehicle Units	(4)(6)				988,290	988	109	0.00
Caerus Midco 2 S.À. R.L - Vehicle Units	(4)(6)				4,941,452	4,941	4,596	0.02

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity (continued)
Equity - non-controlled/non-affiliated (continued)
Healthcomp Holding Company, LLC - Preferred Interest	(4)				$18,035	$1,804	$1,804	0.01%

						7,733	6,509	0.03
Insurance
Shelf Holdco Ltd Common Equity	(4)(6)				1,300,000	1,300	2,275	0.01
RSC Topco, Inc.- Preferred Shares	(4)				100	97	102	0.00

						1,397	2,377	0.01
IT Services
NC Ocala Co-Invest Beta, L.P. - LP Interest	(4)				25,687,196	25,687	27,485	0.10
Professional Services
OHCP V TC COI, LP. - LP Interest	(4)				6,500,000	6,500	11,245	0.04
Tricor Horizon, LP	(4)(6)				14,273,892	14,396	14,274	0.05
Victors CCC Topco, LP	(4)				9,600,000	9,600	15,168	0.05

						30,496	40,687	0.14
Software
Connatix Parent, LLC - Class L Common Units	(4)				126,136	1,388	352	0.00
Descartes Holdings, Inc - Class A Units	(4)				937,585	4,060	1,941	0.01
Expedition Holdco, LLC	(4)				810,810	810	459	0.00
Knockout Intermediated Holdings I, Inc.	(4)				49,020	47,795	60,785	0.21
Lobos Parent, Inc. - Series A Preferred Shares	(4)		10.50%		45,090	43,963	53,094	0.19
Mandolin Technology Holdings, Inc. - Series A Preferred Shares	(4)				31,950,000	30,992	32,110	0.11
Mimecast Limited	(4)				73,213,759	73,214	75,732	0.27
Mitratech Holdings, Inc. - Class A Preferred Shares(4)					1,573	1,535	1,525	0.01
TPG IX Newark CI, L.P. - LP Interests	(4)(6)				3,846,970	3,847	3,847	0.01
Zoro Common Equity	(4)				1,195,880	11,959	11,959	0.04
Zoro Series A Preferred Shares	(4)		12.50%		44,535	42,976	50,102	0.18

						262,539	291,906	1.03
Transportation Infrastructure
Atlas Intermediate Holding LLC - Preferred Interest	(4)				34,238,400	33,725	36,977	0.13
Enstructure LLC	(4)				4,642,254	3,440	4,593	0.02
Frontline Road Safety Investments, LLC - Class A Common Units	(4)				58,590	6,178	8,035	0.03
Ncp Helix Holdings, LLC. - Preferred Shares	(4)				1,485,282	1,115	1,604	0.01

						44,458	51,209	0.19

Total Equity - non-controlled/non-affiliated						523,352	587,140	2.08

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity (continued)
Equity - non-controlled/affiliated
Distributors
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	(4)(6)(16)				265,556	$558	$2,499	0.01%

Total Equity - non-controlled/affiliated						558	2,499	0.01

Equity - controlled/affiliated (excluding Investments in Joint Ventures)
Chemicals
Pigments LP Int	(4)(6)(16)				3,943	—	—	0.00
Diversified Financial Services
Specialty Lending Company LLC - LLC Interest	(4)(6)(16)				250,974,000	250,974	265,631	0.93
Insurance
CFCo LLC (Benefytt Technologies, Inc.) - Class B Units	(4)(16)				134,166,603	—	—	0.00
Specialty Retail
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	(4)(6)(16)				1,500,000	1,421	1,981	0.01

Total Equity - controlled/affiliated (excluding Investments in Joint Ventures)						252,395	267,612	0.94

Total Equity						776,305	857,251	3.03

Investment in Joint Venture
BCRED Emerald JV	(6)(16)					2,002,500	2,032,260	7.12
BCRED Verdelite JV	(6)(16)					117,706	129,265	0.45

Total Investments in Joint Ventures Total						2,120,206	2,161,525	7.57

Total Investments - non-controlled/non-affiliated						48,561,249	48,242,813	168.90
Total Investments - non-controlled/affiliated						558	2,499	0.01
Total Investments - controlled/affiliated (excluding Investments in Joint Ventures)						339,710	337,074	1.17
Total Investments - Investments in Joint Ventures						2,120,206	2,161,525	7.57

Total Investment Portfolio						51,021,723	50,743,911	177.65

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund						158,725	158,725	0.56
Other Cash and Cash Equivalents						1,323,045	1,323,045	4.64

Total Portfolio Investments, Cash and Cash Equivalents						$52,503,493	$52,225,681	182.85%

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2023, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and New Zealand Dollars (NZD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Canadian Dollar Offered Rate (“CDOR” or “C”), Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate (“BKBM” or “B”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2023. Variable rate loans typically include an interest reference rate floor feature.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)
The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2023, non-qualifying assets represented 21.2% of total assets as calculated in accordance with regulatory requirements.

(7)
Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
123Dentist, Inc.	Delayed Draw Term Loan	8/10/2029	$25,961	$—
ACI Group Holdings, Inc.	Delayed Draw Term Loan	8/2/2024	26,305	—
ACI Group Holdings, Inc.	Revolver	8/2/2027	18,259	—
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2026	3,902	(78)
Alera Group, Inc.	Delayed Draw Term Loan	11/17/2025	22,342	(112)
Amerilife Holdings LLC	Delayed Draw Term Loan	8/31/2029	12,965	—
Amerilife Holdings LLC	Revolver	8/31/2028	48,715	—
Amerilife Holdings LLC	Delayed Draw Term Loan	10/20/2026	85,238	(852)
Amerivet Partners Management, Inc.	Revolver	2/25/2028	11,511	—
Analytic Partners LP	Revolver	4/4/2028	3,261	—
Anaplan, Inc.	Revolver	6/21/2028	47,983	(240)
Apex Companies, LLC	Delayed Draw Term Loan	1/31/2028	369	(5)
Armada Parent, Inc.	Delayed Draw Term Loan	2/15/2024	11,250	—
Armada Parent, Inc.	Revolver	10/29/2027	27,000	(270)
Ascend Buyer, LLC	Revolver	9/30/2027	5,173	—
Atlas CC Acquisition Corp.	Delayed Draw Term Loan	5/26/2026	14,403	(1,401)
Atlas CC Acquisition Corp.	Revolver	5/26/2026	13,168	—
Avalara Inc	Revolver	10/19/2028	2,308	(12)
Bamboo US BidCo LLC	Revolver	9/28/2029	6,278	(141)
Bamboo US BidCo LLC	Delayed Draw Term Loan	9/30/2030	4,385	—
Bazaarvoice, Inc.	Revolver	5/7/2026	45,117	—

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Beeline, LLC	Delayed Draw Term Loan	5/2/2029	$4,821	$(24)
Beeline, LLC	Revolver	5/2/2028	5,543	—
BlueCat Networks USA, Inc.	Delayed Draw Term Loan	8/8/2028	9,862	—
Bluefin Holding, LLC	Revolver	9/12/2029	4,487	(67)
BradyIFS Holdings, LLC	Delayed Draw Term Loan	10/31/2025	16,984	—
BradyIFS Holdings, LLC	Revolver	10/31/2029	17,309	(346)
Brave Parent Holdings, Inc.	Delayed Draw Term Loan	5/28/2025	56,649	(425)
Brave Parent Holdings, Inc.	Revolver	11/28/2030	28,325	(283)
Caerus US 1, Inc.	Delayed Draw Term Loan	5/25/2029	6,973	—
Caerus US 1, Inc.	Delayed Draw Term Loan	5/25/2029	32,788	—
Caerus US 1, Inc.	Revolver	5/25/2029	12,613	—
Cambium Learning Group, Inc.	Revolver	7/20/2028	101,715	—
Castle Management Borrower, LLC	Revolver	11/3/2029	4,167	(63)
CFC Underwriting, Ltd.	Delayed Draw Term Loan	5/16/2029	20,232	—
CFGI Holdings, LLC	Revolver	11/2/2027	19,950	(399)
CFS Brands, LLC	Revolver	10/2/2030	30,858	(617)
CFS Brands, LLC	Delayed Draw Term Loan	10/2/2030	20,572	—
Chronicle Bidco, Inc.	Revolver	11/14/2025	2,815	—
Circana Group, L.P.	Revolver	12/1/2027	86,026	—
Claims Automation Intermediate 2, LLC	Delayed Draw Term Loan	12/16/2027	68,521	(685)
Clearview Buyer, Inc.	Delayed Draw Term Loan	8/26/2024	33,015	—
Clearview Buyer, Inc.	Revolver	2/26/2027	8,085	(162)
Community Brands ParentCo, LLC	Delayed Draw Term Loan	2/24/2024	10,809	(108)
Community Brands ParentCo, LLC	Revolver	2/24/2028	6,330	(16)
Confine Visual Bidco	Delayed Draw Term Loan	3/11/2024	49,522	—
Connatix Buyer, Inc.	Revolver	7/14/2027	16,294	(1,344)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	19,964	(214)
COP Home Services TopCo IV, Inc.	Delayed Draw Term Loan	12/30/2027	13,936	(209)
Coupa Software Inc.	Delayed Draw Term Loan	8/27/2024	164	(2)
Coupa Software Inc.	Revolver	2/27/2029	126	(1)
CPI Buyer, LLC	Revolver	11/1/2026	28,928	(579)
CPI Intermediate Holdings Inc	Delayed Draw Term Loan	10/8/2029	111,547	(1,115)
Crewline Buyer, Inc.	Revolver	11/8/2030	12,790	(309)
Cumming Group, Inc.	Revolver	11/16/2027	25,468	(382)
Cumming Group, Inc.	Delayed Draw Term Loan	5/21/2025	19,245	(144)
Denali Bidco Ltd	Delayed Draw Term Loan	8/29/2030	6,300	(5)
Discovery Education, Inc.	Revolver	4/9/2029	52,540	(2,102)
Doc Generici (Diocle S.p.A.)	Delayed Draw Term Loan	10/26/2024	5,288	—
DTI Holdco, Inc.	Revolver	4/26/2027	10,000	(173)
Eliassen Group, LLC	Delayed Draw Term Loan	4/14/2028	9,961	—
Emergency Power Holdings, LLC	Delayed Draw Term Loan	8/17/2024	49,368	(494)
Endeavor Schools Holdings LLC	Delayed Draw Term Loan	7/18/2029	12,377	—
ENV Bidco AB	Delayed Draw Term Loan	7/19/2029	26,639	(3,659)
Episerver, Inc.	Revolver	4/9/2026	3,833	(153)
Ergomed Plc	Delayed Draw Term Loan	11/17/2025	7,569	—
Excelitas Technologies Corp.	Delayed Draw Term Loan	8/13/2029	4,927	—
Excelitas Technologies Corp.	Revolver	8/14/2028	5,715	—
Experity, Inc.	Revolver	2/24/2028	13,452	(135)
Fencing Supply Group Acquisition, LLC	Delayed Draw Term Loan	2/29/2024	3,945	(49)
Fencing Supply Group Acquisition, LLC	Delayed Draw Term Loan	2/26/2027	3,381	—
Formulations Parent Corp.	Revolver	11/15/2029	3,571	(66)
Forterro UK Ltd.	Delayed Draw Term Loan	7/7/2029	11,621	—
Foundation Risk Partners Corp.	Revolver	10/29/2027	9,529	(143)
Foundation Risk Partners Corp.	Delayed Draw Term Loan	10/29/2028	3,958	—

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Foundation Risk Partners Corp.	Delayed Draw Term Loan	10/29/2025	$27,063	$(271)
Freya Bidco Limited	Term Loan	10/31/2030	1,056	—
Freya Bidco Limited	Delayed Draw Term Loan	10/31/2030	12,907	—
Freya Bidco Limited	Term Loan	10/31/2030	105,258	—
Freya Bidco Limited	Delayed Draw Term Loan	10/31/2030	12,921	—
Frontgrade Technologies Holdings, Inc.	Revolver	1/9/2028	516	—
Frontline Road Safety, LLC	Delayed Draw Term Loan	6/15/2025	22,446	(281)
FusionSite Midco, LLC	Delayed Draw Term Loan	11/17/2024	15,400	—
FusionSite Midco, LLC	Revolver	11/17/2029	4,884	(110)
Galway Borrower, LLC	Revolver	9/30/2027	19,017	(285)
GI Consilio Parent, LLC	Revolver	5/14/2026	4,629	(51)
GI Consilio Parent, LLC	Revolver	5/14/2026	844	—
GI Ranger Intermediate, LLC	Delayed Draw Term Loan	10/30/2028	27,360	—
GI Ranger Intermediate, LLC	Revolver	10/29/2027	4,320	—
Gigamon Inc.	Revolver	3/11/2028	25,774	(64)
Go Car Wash Management Corp.	Delayed Draw Term Loan	12/31/2026	84,833	(954)
GovernmentJobs.com, Inc.	Revolver	12/2/2027	19,764	(395)
GraphPAD Software, LLC	Revolver	4/27/2027	1,416	—
Groundworks, LLC	Delayed Draw Term Loan	9/13/2025	37	—
Groundworks, LLC	Revolver	3/14/2029	42	(1)
HIG Orca Acquisition Holdings, Inc.	Delayed Draw Term Loan	8/17/2027	9,724	—
HIG Orca Acquisition Holdings, Inc.	Revolver	8/17/2027	9,254	—
High Street Buyer, Inc.	Delayed Draw Term Loan	4/16/2028	37,586	—
High Street Buyer, Inc.	Revolver	4/16/2027	4,186	(84)
Houghton Mifflin, LLC	Revolver	4/7/2027	18,750	(129)
Icefall Parent Inc	Term Loan	1/25/2030	70,792	—
Icefall Parent Inc	Revolver	1/25/2030	6,742	—
IG Investments Holdings, LLC	Revolver	9/22/2027	44,828	(224)
Inova Pharmaceutical	Term Loan	10/30/2028	661	—
Inova Pharmaceutical	Delayed Draw Term Loan	10/30/2028	102	—
Inovalon Holdings, Inc.	Delayed Draw Term Loan	6/24/2024	99,544	(1,244)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/27/2025	4,325	—
Integrity Marketing Acquisition, LLC	Revolver	8/27/2026	350	(2)
Integrity Marketing Acquisition, LLC	Revolver	8/27/2025	303	(3)
Iris Buyer, LLC	Delayed Draw Term Loan	10/2/2030	6,812	—
Iris Buyer, LLC	Revolver	10/2/2029	7,870	(216)
ISQ Hawkeye Holdco, Inc.	Delayed Draw Term Loan	8/17/2029	453	—
ISQ Hawkeye Holdco, Inc.	Revolver	8/17/2028	806	—
Java Buyer, Inc.	Delayed Draw Term Loan	4/1/2024	30,676	—
Java Buyer, Inc.	Delayed Draw Term Loan	11/9/2025	42,170	—
Jupiter Bidco Limited	Delayed Draw Term Loan	8/5/2029	41,392	—
Kaseya, Inc.	Delayed Draw Term Loan	6/25/2029	41,761	—
Kaseya, Inc.	Revolver	6/25/2029	36,559	—
Knowledge Pro Buyer, Inc.	Delayed Draw Term Loan	12/8/2025	25,388	—
Knowledge Pro Buyer, Inc.	Revolver	12/10/2027	6,824	—
Kwol Acquisition, Inc.	Revolver	12/6/2029	628	—
Kwor Acquisition, Inc.	Delayed Draw Term Loan	12/22/2027	3,735	—
Kwor Acquisition, Inc.	Revolver	12/22/2027	6,951	—
Loar Group, Inc.	Delayed Draw Term Loan	4/1/2024	47,000	—
Magnesium BorrowerCo, Inc.	Delayed Draw Term Loan	5/18/2029	99,913	(2,478)
Magneto Components BuyCo, LLC	Revolver	12/5/2029	8,983	(225)
Magneto Components BuyCo, LLC	Delayed Draw Term Loan	6/5/2025	10,780	—
Mandolin Technology Intermediate Holdings, Inc.	Revolver	7/30/2026	8,247	—
Mantech International CP	Delayed Draw Term Loan	9/14/2029	120,596	—
Mantech International CP	Revolver	9/14/2028	111,118	(1,111)

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Marcone Yellowstone Buyer, Inc.	Delayed Draw Term Loan	6/23/2028	$5,722	$(286)
Marcone Yellowstone Buyer, Inc.	Delayed Draw Term Loan	6/23/2028	520	—
Material Holdings, LLC	Revolver	8/17/2027	7,630	—
Medline Borrower LP	Revolver	2/27/2026	17,850	(37)
Mercury Bidco Globe Limited	Term Loan	1/31/2031	100,402	—
Mercury Bidco Globe Limited	Delayed Draw Term Loan	1/31/2026	25,389	—
Metis Buyer, Inc.	Revolver	5/4/2026	5,940	—
MHE Intermediate Holdings, LLC	Revolver	7/21/2027	804	—
Mitratech Holdings, Inc.	Delayed Draw Term Loan	11/26/2024	7,280	—
Monk Holding Co.	Delayed Draw Term Loan	12/1/2024	19,234	—
Monterey Financing, S.A.R.L	Delayed Draw Term Loan	9/19/2029	19,804	—
More Cowbell II, LLC	Delayed Draw Term Loan	9/1/2030	2,244	(27)
More Cowbell II, LLC	Revolver	9/1/2029	2,308	—
MPG Parent Holdings LLC	Term Loan	1/8/2030	17,938	—
MPG Parent Holdings LLC	Revolver	1/8/2030	2,188	—
MPG Parent Holdings LLC	Delayed Draw Term Loan	1/8/2026	4,464	—
MRI Software, LLC	Revolver	2/10/2026	673	(13)
MRI Software, LLC	Revolver	2/10/2027	1,677	(3)
MRI Software, LLC	Delayed Draw Term Loan	2/10/2027	37,034	(185)
MRI Software, LLC	Delayed Draw Term Loan	2/10/2027	3,703	(37)
Natus Medical Incorporated	Revolver	7/21/2027	2,788	—
NAVEX TopCo, Inc.	Revolver	11/9/2028	8,855	(177)
Navigator Acquiror, Inc.	Delayed Draw Term Loan	1/16/2025	45,956	—
NDC Acquisition Corp.	Revolver	3/9/2027	2,911	—
Neptune Holdings, Inc.	Revolver	8/14/2030	2,000	(40)
NMC Crimson Holdings, Inc.	Delayed Draw Term Loan	1/1/2024	2,617	—
NortonLifeLock, Inc.	Revolver	9/12/2029	3,375	(28)
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	5/27/2024	10,781	—
Onex Baltimore Buyer, Inc.	Delayed Draw Term Loan	1/21/2025	70,001	—
ONS MSO, LLC	Delayed Draw Term Loan	12/13/2025	64,286	—
ONS MSO, LLC	Revolver	7/8/2026	6,192	—
Oranje Holdco Inc	Revolver	2/1/2029	8,250	—
Pavion Corp.	Revolver	10/30/2030	12,586	—
Pavion Corp.	Delayed Draw Term Loan	10/30/2025	27,871	(279)
Pearce Services, LLC	Delayed Draw Term Loan	6/2/2027	949	—
Petrus Buyer Inc	Delayed Draw Term Loan	10/17/2029	11,304	(170)
Petrus Buyer Inc	Revolver	10/17/2029	5,163	—
PGIS Intermediate Holdings, LLC	Revolver	10/16/2028	7,135	(143)
PGIS Intermediate Holdings, LLC	Delayed Draw Term Loan	10/16/2028	24,823	—
Phoenix 1 Buyer Corp.	Revolver	11/20/2029	8,349	(83)
Plasma Buyer, LLC	Delayed Draw Term Loan	5/12/2029	23,780	(238)
Plasma Buyer, LLC	Revolver	5/12/2028	9,644	—
Polyphase Elevator Holding Co.	Revolver	6/23/2027	374	—
PPV Intermediate Holdings, LLC	Revolver	8/31/2029	9,910	(74)
PPV Intermediate Holdings, LLC	Delayed Draw Term Loan	8/31/2029	4,979	(25)
Profile Products, LLC	Revolver	11/12/2027	9,886	(321)
Profile Products, LLC	Revolver	11/12/2027	6,700	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	4/26/2024	16,623	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	7/25/2029	2,915	—
Project Leopard Holdings, Inc.	Revolver	7/20/2027	13,391	—
Pye-Barker Fire & Safety LLC	Delayed Draw Term Loan	11/26/2027	18,278	(183)
Quality Distribution LLC	Delayed Draw Term Loan	10/3/2024	25	—
Quality Distribution LLC	Revolver	4/3/2028	94	(3)
Quality Distribution LLC	Revolver	7/1/2026	9,000	(405)
Quality Distribution LLC	Delayed Draw Term Loan	10/24/2025	1,390	(7)

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Qualus Power Services Corp.	Delayed Draw Term Loan	1/26/2025	$5,694	$—
Rally Buyer, Inc.	Delayed Draw Term Loan	7/19/2028	12,089	—
Rally Buyer, Inc.	Revolver	7/19/2028	10,647	—
Redwood Services Group, LLC	Delayed Draw Term Loan	6/15/2029	38	—
Redwood Services Group, LLC	Delayed Draw Term Loan	6/15/2029	6	—
Redwood Services Group, LLC	Delayed Draw Term Loan	6/15/2029	2,454	—
Relativity ODA, LLC	Revolver	5/12/2027	4,937	(74)
Riser Merger Sub, Inc.	Revolver	10/31/2029	16,200	(324)
Riser Merger Sub, Inc.	Delayed Draw Term Loan	10/31/2025	37,800	(378)
RoadOne Inc	Delayed Draw Term Loan	12/30/2028	163	—
RoadOne Inc	Revolver	12/30/2028	275	—
RSC Acquisition, Inc.	Delayed Draw Term Loan	10/30/2026	45,989	—
S&P Global Engineering Solutions	Revolver	5/2/2029	249	—
Safety Borrower Holdings LP	Revolver	9/1/2027	839	—
Sailpoint Technologies, Inc.	Revolver	8/16/2028	34,083	—
Sam Holding Co, Inc.	Revolver	3/24/2027	24,000	(300)
Sam Holding Co, Inc.	Delayed Draw Term Loan	9/24/2027	37,200	—
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	8,422	—
Sherlock Buyer Corp.	Delayed Draw Term Loan	12/8/2028	11,177	(112)
Sherlock Buyer Corp.	Revolver	12/8/2027	4,445	(89)
Smile Doctors, LLC	Revolver	12/23/2027	51,955	(1,299)
Smile Doctors, LLC	Delayed Draw Term Loan	12/23/2028	124,106	(1,862)
Snoopy Bidco, Inc.	Delayed Draw Term Loan	5/6/2024	51,214	(768)
SpecialtyCare, Inc.	Delayed Draw Term Loan	6/19/2028	6,544	—
SpecialtyCare, Inc.	Revolver	6/18/2026	5,104	—
Stepping Stones Healthcare Services, LLC	Delayed Draw Term Loan	1/2/2024	9,922	—
Stepping Stones Healthcare Services, LLC	Revolver	12/30/2026	22,501	(788)
Sunshine Cadence Holdco, LLC	Delayed Draw Term Loan	3/23/2027	100	—
Tennessee Bidco Limited	Delayed Draw Term Loan	6/22/2024	228,925	(5,202)
The Fertility Partners, Inc.	Revolver	9/16/2027	806	—
Thermostat Purchaser III, Inc.	Revolver	8/31/2026	8,125	(128)
Trader Corp.	Revolver	12/22/2028	6,899	—
Trinity Air Consultants Holdings Corp.	Delayed Draw Term Loan	6/29/2027	21,738	—
Trinity Air Consultants Holdings Corp.	Revolver	6/29/2027	12,780	—
Trinity Partners Holdings, LLC	Delayed Draw Term Loan	6/20/2025	115,743	(1,157)
Triple Lift, Inc.	Revolver	5/6/2028	8,815	—
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	47,203	—
Turing Holdco, Inc.	Delayed Draw Term Loan	8/3/2028	31,353	—
UMP Holdings, LLC	Delayed Draw Term Loan	7/15/2028	3,852	—
Unified Physician Management, LLC	Revolver	6/18/2029	101,845	—
US Oral Surgery Management Holdco, LLC	Revolver	11/18/2027	12,932	(291)
US Oral Surgery Management Holdco, LLC	Delayed Draw Term Loan	12/31/2024	10,500	—
Victors CCC Buyer, LLC	Delayed Draw Term Loan	6/1/2029	31,095	—
Victors CCC Buyer, LLC	Revolver	6/1/2029	29,205	—
West Monroe Partners, LLC	Revolver	11/9/2027	56,571	—
WHCG Purchaser III, Inc.	Revolver	6/22/2026	31	—
World Insurance Associates, LLC	Delayed Draw Term Loan	4/3/2028	53,333	(533)
World Insurance Associates, LLC	Revolver	4/3/2028	3,333	(67)
WPEngine, Inc.	Revolver	8/14/2029	8,140	(244)
Zendesk Inc	Delayed Draw Term Loan	11/22/2028	208,035	(3,121)
Zendesk Inc	Revolver	11/3/2028	97,650	(1,953)
Zeus Company, LLC	Term Loan	2/28/2031	48,365	—
Zeus Company, LLC	Revolver	2/28/2030	6,749	—
Zeus Company, LLC	Delayed Draw Term Loan	2/28/2026	9,067	—

Total unfunded commitments			$5,370,824	$(47,166)

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2023 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2023 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2023 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2023 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2023 was 1.50%.
(14)	The interest rate floor on these investments as of December 31, 2023 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.
(16)
Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company is deemed to “control” a portfolio company if the Company owns more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. Under the 1940 Act, the Company is deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2023, the Company’s controlled/affiliated and non-controlled/affiliated investments were as follows:

	Fair value as of December 31, 2022	Gross Additions	Gross Reductions	Net change in Unrealized Appreciation (Depreciation)	Net Realized Gain (Loss)	Fair value as of December 31, 2023	Income
Non-Controlled/Affiliated Investments
GSO DL Co-Invest EIS LP	$2,813	$—	$(374)	$(153)	$213	$2,499	$16
Controlled/Affiliated Investments
Daylight Beta Parent LLC (Benefytt Technologies, Inc.)	—	49,530	—	—	—	49,530	1,486
CFCo LLC (Benefytt Technologies, Inc.)	—	12,715	—	(12,103)	—	612	—
CFCo LLC (Benefytt Technologies, Inc.)	—	—	—	—	—	—	—
Pigments Services, Inc.	—	15,344	—	(5,932)	—	9,412	—
Pigments Services, Inc.	—	9,908	—	—	—	9,908	934
Pigments Services, Inc.	—	—	—	—	—	—	—
Specialty Lending Company LLC	172,330	79,074	—	14,227	—	265,631	7,641
BCRED Emerald JV LP	2,072,717	—	(112,500)	72,043	—	2,032,260	291,248
BCRED Verdelite JV LP	115,677	—	—	13,588	—	129,265	18,646
GSO DL Co-Invest CI LP	1,881	—	—	100	—	1,981	—

Total	$2,365,418	$166,571	$(112,874)	$81,770	$213	$2,501,098	$319,971

(17)	Loan was on non-accrual status as of December 31, 2023.
(18)
These loans are “last-out” portions of loans. The “last-out” portion of the Company’s loan investment generally earns a higher interest rate than the “first-out” portion, and in exchange the “first-out” portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the “last-out” portion.

Blackstone Private Credit Fund
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

ADDITIONAL INFORMATION
Foreign Currency Forward Contracts

Counterparty	Currency Purchased		Currency Sold		Settlement Date	Change in Unrealized Appreciation (Depreciation)
Deutsche Bank AG	USD	14,718	CAD	20,000	3/13/2024	$(443)
Deutsche Bank AG	USD	11,064	CAD	15,000	3/14/2024	(307)
Deutsche Bank AG	USD	9,190	CHF	8,000	3/14/2024	(397)
Goldman Sachs Bank USA	USD	79,492	DKK	546,731	3/14/2024	(1,925)
Deutsche Bank AG	USD	86,514	EUR	80,000	3/14/2024	(2,221)
Deutsche Bank AG	USD	100,490	GBP	80,000	3/14/2024	(1,467)
Goldman Sachs Bank USA	USD	53,367	NOK	584,117	3/14/2024	(4,409)
Goldman Sachs Bank USA	USD	23,358	NZD	38,100	3/14/2024	(795)
Goldman Sachs Bank USA	USD	10,538	SEK	109,749	3/13/2024	(410)
Goldman Sachs Bank USA	USD	22,768	SEK	237,106	3/14/2024	(885)

Total Foreign Currency Forward Contracts						$(13,259)

Interest Rate Swaps

Counterparty	Hedged Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount		Fair Market Value	Upfront Payments / Receipts	Change in Unrealized Appreciation (Depreciation) (1)
Goldman Sachs Bank USA	June 2024 Notes	2.56%	SOFR + 0.93%	6/21/2024		$435,000	$(7,201)	$—	$11,724
Goldman Sachs Bank USA	September 2024 Notes	1.75%	SOFR + 0.08%	9/15/2024		365,000	(8,535)	—	8,964
Goldman Sachs Bank USA	November 2024 Notes	2.35%	SOFR + 0.66%	11/22/2024		500,000	(13,756)	—	11,606
Goldman Sachs Bank USA	January 2025 Notes	2.70%	SOFR + 0.99%	1/15/2025		500,000	(15,412)	—	11,177
Goldman Sachs Bank USA	December 2026 Notes	2.63%	SOFR + 0.26%	12/15/2026		625,000	(24,724)	—	9,933
Deutsche Bank	December 2026 Notes	2.63%	SOFR + 0.26%	12/15/2026		625,000	(24,496)	—	9,856
Goldman Sachs Bank USA	March 2025 Notes	4.70%	SOFR + 2.43%	3/24/2025		400,000	(11,089)	—	6,889
Deutsche Bank	March 2025 Notes	4.70%	SOFR + 2.43%	3/24/2025		500,000	(13,873)	—	8,621
Deutsche Bank	April 2026 UK Bonds	4.87%	SONIA + 2.78%	4/14/2026	GBP	250,000	(12,420)	—	7,521
Sumitomo Mitsui Banking Corporation	May 2027 Notes	5.61%	SOFR + 2.79%	5/3/2027		625,000	(18,175)	—	7,960
Sumitomo Mitsui Banking Corporation	September 2025 Notes	7.05%	SOFR + 2.93%	9/29/2025		600,000	(1,841)	—	324
Goldman Sachs Bank USA	October 2027 Notes	7.49%	SOFR + 3.72%	10/11/2027		350,000	463	—	1,881
Sumitomo Mitsui Banking Corporation	September 2025 Notes	7.05%	SOFR + 2.97%	9/29/2025		200,000	(760)	—	36
Sumitomo Mitsui Banking Corporation	November 2028 Notes	7.30%	SOFR + 3.06%	11/27/2028		500,000	13,682	—	13,682

Total Interest Rate Swaps							$(138,137)	$—	$110,174

(1)	For interest rate swaps designated in qualifying hedge relationships, the change in fair value is recorded in Interest expense in the Consolidated Statements of Operations.
The accompanying notes are an integral part of these consolidated financial statements.

Blackstone Private Credit Fund
Notes to Consolidated Financial Statements
(in thousands, except share amounts, per share data, percentages and as otherwise noted)
Note 1. Organization
Blackstone Private Credit Fund (together with its consolidated subsidiaries “BCRED” or the “Company”), is a Delaware statutory trust formed on February 11, 2020, and structured as an externally managed, non-diversified, closed-end management investment company. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”). In addition, the Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a “RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”).
The Company is externally managed by Blackstone Credit BDC Advisors LLC (the “Adviser”) an affiliate of Blackstone Alternative Credit Advisors LP (the “Administrator” and, collectively with its affiliates in the credit, asset based finance and insurance asset management business unit of Blackstone Inc. (“Blackstone”), “Blackstone Credit & Insurance,” or “BXCI”). The Administrator provides certain administrative and other services necessary for the Company to operate pursuant to an administration agreement (the “Administration Agreement”). References herein to information about Blackstone Credit & Insurance from December 31, 2023 or prior refers solely to the Adviser and Blackstone Alternative Credit Advisors LP, collectively with their credit-focused affiliates within Blackstone Credit & Insurance.
On November 7, 2024, the Board of Trustees of the Company (the “Board”) approved the Adviser’s assignment of the Investment Advisory Agreement (as defined in Note 3) to Blackstone Private Credit Strategies LLC (the “New Adviser”) pursuant to Rule 2a-6 under the 1940 Act, effective January 1, 2025. The Board also approved the second amended and restated investment advisory agreement (the “Second A&R Investment Advisory Agreement”) to acknowledge such assignment. Accordingly, effective January 1, 2025, the New Adviser will become the Company’s investment adviser pursuant to the Second A&R Investment Advisory Agreement. Further, on November 7, 2024, the Board approved a sub-advisory agreement (the “Sub-Advisory Agreement”) between the Company, the New Adviser and Blackstone Credit BDC Advisors LLC (in such capacity, the “Sub-Adviser”). Accordingly, effective January 1, 2025, the Sub-Adviser will become the Company’s investment sub-adviser pursuant to the Sub-Advisory Agreement. These changes are the result of a reorganization of certain subsidiaries of Blackstone Inc. and will not result in any change in the aggregate fees paid by the Company. Further, the nature and level of services provided to the Company will remain the same, as will the personnel that provide investment management services to the Company on behalf of the New Adviser or the Sub-Adviser.
On November 7, 2024, the Board of the Company approved the termination of the Administration Agreement, effective December 31, 2024, and a new administration agreement (the “New Administration Agreement”) between the Company and Blackstone Private Credit Strategies LLC (in such capacity, the “New Administrator”), effective January 1, 2025. Accordingly, effective January 1, 2025, the New Administrator will become the Company’s administrator pursuant to the New Administration Agreement. Further, on November 7, 2024, the Board approved a sub-administration agreement (the “New Sub-Administration Agreement”) between the New Administrator, on behalf of the Company, and Blackstone Alternative Credit Advisors LP. Accordingly, effective January 1, 2025, Blackstone Alternative Credit Advisors LP will become one of the Company’s sub-administrators pursuant to the New Sub-Administration Agreement. To acknowledge the change of the administrator, the Board also approved the assignment of the State Street Sub-Administration Agreement (as defined in Note 3) with State Street Bank and Trust Company from Blackstone Alternative Credit Advisors LP to the New Administrator, effective January 1, 2025. These changes will not result in any change in the aggregate fees paid by the Company. Further, the nature and level of services provided to the Company will remain the same, as will the personnel that provide administrative services to the Company on behalf of the New Administrator or Blackstone Alternative Credit Advisors LP.

The Company was formed to invest primarily in originated loans and other securities, including broadly syndicated loans, of U.S. private companies. The Company’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. Under normal circumstances, the Company will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies). Under normal circumstances, the Company expects that the majority of its portfolio will be in privately originated and privately negotiated investments, predominantly direct lending to U.S. private companies through (i) first lien senior secured and unitranche loans (including first-out/last-out loans) and (ii) second lien, unsecured, subordinated or mezzanine loans and structured credit, as well as broadly syndicated loans (for which the Company may serve as an anchor investor), club deals (generally investments made by a small group of investment firms) and other debt and equity securities (the investments described in this sentence, collectively, “Private Credit”). To a lesser extent, the Company may also invest in publicly traded securities of large corporate issuers (“Opportunistic Credit”). The Company expects that the Opportunistic Credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for the Company’s share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
The Company offers on a continuous basis up to $45.0 billion of common shares of beneficial interest (“Common Shares”) pursuant to an offering registered with the Securities and Exchange Commission (“SEC”). The Company offers to sell any combination of three classes of Common Shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares equals the net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. Blackstone Securities Partners L.P. (the “Intermediary Manager”) will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in the offering. The Company also engages in private offerings of its Common Shares.
The year ended December 31, 2021, represents the period from January 7, 2021 (commencement of operations) to December 31, 2021.
Note 2. Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services –
Investment Companies
(“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”).
In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements for the periods presented have been included.
All intercompany balances and transactions have been eliminated.
Certain prior period information has been reclassified to conform to the current period presentation.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such amounts could differ from those estimates and such differences could be material. Assumptions and estimates regarding the valuation of investments involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the consolidated financial statements. Actual results may ultimately differ from those estimates.
Consolidation
As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company.
As of December 31, 2024, the Company’s consolidated subsidiaries were BCRED Bard Peak Funding, LLC (“Bard Peak Funding”), BCRED Bear Peak Funding LLC (“Bear Peak Funding”), BCRED Bison Peak Funding LLC (“Bison Peak Funding”), BCRED Blanca Peak Funding LLC (“Blanca Peak Funding”), BCRED Borah Peak Funding LLC (“Borah Peak Funding”), BCRED Bushnell Peak Funding LLC (“Bushnell Peak Funding”), BCRED Castle Peak Funding LLC (“Castle Peak Funding”), BCRED Denali Peak Funding LLC (“Denali Peak Funding”), BCRED Gannett Peak Funding LLC, BCRED Granite Peak Funding LLC (“Granite Peak Funding”), BCRED Haydon Peak Funding LLC (“Haydon Peak Funding”), BCRED Jacque Peak Funding LLC, BCRED Maroon Peak Funding LLC (“Maroon Peak Funding”), BCRED Meridian Peak Funding LLC (“Meridian Peak Funding”), BCRED Middle Peak Funding LLC (“Middle Peak Funding”), BCRED Monarch Peak Funding LLC (“Monarch Peak Funding”), BCRED Naomi Peak Funding LLC (“Naomi Peak Funding”), BCRED Phoenix Peak Funding LLC (“Phoenix Peak Funding”), BCRED Summit Peak Funding LLC (“Summit Peak Funding”), BCRED Twin Peaks LLC (“Twin Peaks”), BCRED Windom Peak Funding LLC (“Windom Peak Funding”), BCRED BSL WH 2022-1 Funding LLC (“2022-1 BSL WH”), BCRED Investments LLC, BCRED X Holdings LLC, BCRED BSL CLO 2021-1 Ltd., BCRED BSL CLO 2021-1, LLC, BCRED BSL CLO 2021-2, Ltd., BCRED BSL CLO 2021-2, LLC, BCRED BSL CLO 2022-1 Ltd., BCRED BSL CLO 2022-1 LLC, BCRED MML CLO 2021-1 LLC, BCRED MML CLO 2022-1 LLC, BCRED MML CLO 2022-2 LLC, BCRED CLO 2023-1 Depositor LLC (“2023-1 Depositor”), BCRED CLO 2023-1 LLC, BCRED CLO 2024-1 Depositor LLC (“2024-1 Depositor”), BCRED CLO 2024-1 LLC, BCRED CLO 2024-2 Depositor LLC (“2024-2 Depositor”), BCRED CLO 2024-2 LLC, BCRED Associates GP (Lux) S.à r.l, BCRED Direct Lending I (Lux) SCSp, BCRED C-1 LLC, BCRED C-2 Funding LLC and BCRED C-3 Funding LLC.
The Company does not consolidate its equity investment in Specialty Lending Company LLC (“SLC”). For further description of the Company’s investment in SLC, see “
Note 3. Fees, Expenses, Agreements and Related Party Transactions
.”
The Company does not consolidate its investments in the BCRED Emerald JV LP (“Emerald JV”) or BCRED Verdelite JV LP (“Verdelite JV”) joint ventures. For further description of the Company’s joint ventures, see
“Note 11. Joint Ventures
.
”
Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit. Restricted cash and cash equivalents include amounts that are collected and are held by trustees who have been appointed as custodians of the assets securing certain of the Company’s financing transactions. Restricted cash and cash equivalents are held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets.
Investments
Investment transactions are recorded on a trade date basis.

Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries, and is recorded within Net realized gain (loss) on the Consolidated Statements of Operations.
The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period, and is recorded within Net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations.
Valuation of Investments
The Company is required to report its investments, including those for which current market values are not readily available, at fair value.
The Company values its investments in accordance with ASC 820,
Fair Value Measurements
(“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule 2a-5 under the 1940 Act.
Under ASC 820, fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule 2a-5 under the 1940 Act, fair value means the value of a portfolio investment for which market quotations are not readily available. A market quotation is “readily available” only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable.
Where prices or inputs are not available or, in the judgment of the Board of Trustees (the “Board” or the “Board of Trustees”), with assistance of the Adviser, the Audit Committee and independent valuation firm(s), determined to be not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. In the absence of observable, reliable market prices, the Company values its investments using various valuation methodologies applied on a consistent basis.
An enterprise value (“EV”) analysis is generally performed to determine the value of equity investments, control debt investments and non-control debt investments that are credit-impaired, and to determine if debt investments are credit-impaired. The Adviser will generally utilize approaches including the market approach, the income approach or both approaches, as appropriate, when calculating EV. The primary method for determining EV for non-control investments, and control investments without reliable projections, uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) or another key financial metric (e.g., such as revenues, cash flows or net income) (“Performance Multiple”). Performance Multiples are typically determined based upon a review of publicly-traded comparable companies and market comparable transactions, if any. The second method for determining EV (and primary method for control investments with reliable projections) uses a discounted cash flow analysis whereby future expected cash flows and the anticipated terminal value of the portfolio company are discounted to determine a present value using estimated discount rates. The income approach is generally used when the Adviser has visibility into the long term projected cash flows of a portfolio company.
If debt investments are credit-impaired, which occurs when there is insufficient coverage under the enterprise value analysis through the respective investment’s position in the capital structure, the Adviser generally uses the enterprise value “waterfall” approach or a recovery method (if a liquidation or restructuring is deemed likely) to determine fair value. For debt investments that are not determined to be credit-impaired, the Adviser generally uses a market interest rate yield analysis to determine fair value. To determine fair value using a yield analysis, the expected cash flows are projected based on the contractual terms of the debt security and discounted back to the measurement date based on a market yield. A market yield is determined based upon an assessment of current and expected market yields for similar investments and risk profiles. The Company considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the enterprise value of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Company depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable. The fair value of loans with call protection is generally capped at par plus applicable prepayment premium in effect at the measurement date.
ASC 820 prioritizes the use of observable market prices derived from such prices. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•
Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 may include unrestricted securities, including equities and derivatives, listed in active markets.

•
Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category may include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

•
Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category may include debt and equity investments in privately held entities, collateralized loan obligations (“CLOs”) and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Board’s assessment, with the assistance of the Adviser, the Audit Committee and independent valuation firm(s), of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Transfers between levels, if any, are recognized at the beginning of the year in which the transfer occurs.
The Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period, and these differences could be material. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See
“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.”
Receivables/Payables From Investments Sold/Purchased
Receivables/payables from investments sold/purchased consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date.
Derivative Instruments
The Company recognizes all derivative instruments as assets or liabilities at fair value in its Consolidated Statements of Assets and Liabilities as Derivative assets at fair value and Derivative liabilities at fair value, respectively.
In the normal course of business, the Company has commitments and risks resulting from its investment transactions, which may include those involving derivative instruments. Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. While the notional amount gives some indication of the Company’s derivative activity, it generally is not exchanged, but is only used as the basis on which interest and other payments are exchanged. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process.
From time to time, the Company may enter into forward currency contracts which is an obligation between two parties to purchase or sell a specific currency for an agreed-upon price at a future date. The Company utilizes forward currency contracts to economically hedge the currency exposure associated with certain foreign currency denominated assets and liabilities of the Company. The use of forward currency contracts does not eliminate fluctuations in the price of the underlying debt the Company has, but establishes a rate of exchange in advance. Fluctuations in the value of these contracts are measured by the difference in the exchange rates on the contract date and reporting date and are recorded as net change in unrealized appreciation (depreciation). The fair value of the foreign currency forwards are included as Derivative assets at fair value or Derivative liabilities at fair value on the Company’s Consolidated Statements of Assets and Liabilities. Changes in the fair value of the foreign currency forwards are presented in Net change in unrealized appreciation (depreciation): Derivative instruments and Net realized gains (losses): Derivative instruments in the Consolidated Statements of Operations.
Additionally, the Company uses interest rate swaps to mitigate interest rate risk associated with the Company’s fixed rate liabilities. The fair value of the interest rate swaps are included as a Derivative assets at fair value or Derivative liabilities at fair value on the Company’s Consolidated Statements of Assets and Liabilities. Changes in fair value of interest rate swaps entered into by the Company and not designated as hedging instruments are presented in Net realized gains (losses) and Net change in unrealized appreciation (depreciation) in the Consolidated Statements of Operations. The Company designated certain interest rate swaps as the hedging instrument in a qualifying fair value hedge accounting relationship, and therefore the change in fair value of the hedging instrument and hedged item are recorded in Interest expense and recognized as components of Interest expense in the Consolidated Statements of Operations. The change in fair value of the interest rate swap is offset by a change in the carrying value of the fixed rate debt.

The Company has elected to not offset derivative assets and derivative liabilities in its Consolidated Statements of Assets and Liabilities including for the cash collateral, that may be received or paid as part of collateral arrangements, even when an enforceable master netting agreement is in place that provides the Company, in the event of counterparty default, the right to liquidate collateral and the right to offset a counterparty’s rights and obligations.
Forward Purchase Agreement
Forward purchase agreements are recognized at fair value through current period gains or losses on the date on which the contract is entered into and are subsequently re-measured at fair value. All forward purchase agreements are carried as assets when fair value is positive and as liabilities when fair value is negative. A forward purchase agreement is derecognized when the obligation specified in the contract is discharged, canceled or expired.
Foreign Currency Transactions
Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.
The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations in foreign currency and other transactions in the Consolidated Statements of Operations, if any.
Foreign security and currency transactions may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.
Revenue Recognition
Interest Income
Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the years ended December 31, 2024, 2023, and 2022 the Company recorded $51.6 million, $19.1 million and $3.3 million, respectively, in non-recurring interest income (e.g., prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts).
PIK Income
The Company has loans in its portfolio that contain payment-in-kind (“PIK”) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in Payment-in-kind interest income in the Consolidated Statements of Operations. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through Payment-in-kind interest income. To satisfy the Company’s annual RIC distribution requirements, this non-cash source of income must be included in determining the amounts to be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash.
Dividend Income
Dividend income on preferred equity securities and on the Company’s equity interests in its joint ventures are recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.
Fee Income
The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.
Non-Accrual Income
Loans are generally placed on non-accrual status when there is reasonable doubt whether principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.
For further information regarding the non-accrual status of investments, refer to
“Note 4. Investments.”
Offering Expenses
Costs associated with the offering of the Company’s shares are capitalized as Deferred offering costs in the Consolidated Statements of Assets and Liabilities and amortized over a twelve-month period from incurrence. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous offering.
Deferred Financing Costs and Debt Issuance Costs
Deferred financing and debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These expenses are deferred and amortized into interest expense over the life of the related debt instrument. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company’s Consolidated Statements of Assets and Liabilities. Debt issuance costs related to any issuance of installment debt or notes are presented net against the outstanding debt balance of the related security.
Income Taxes
The Company has elected to be treated as a BDC under the 1940 Act. The Company also has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. Management has analyzed the Company’s tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that there are no material uncertain tax positions through December 31, 2024. As applicable, the Company’s federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.
To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.
In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on certain undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.
For the years ended December 31, 2024 and 2023, the Company incurred $33.7 million and $32.8 million, respectively, of U.S. federal excise tax.
Certain of the Company’s consolidated subsidiaries are subject to certain U.S. federal and state income taxes. Income tax expense, if any, is included under the income category for which it applies in the Consolidated Statements of Operations.
Allocation of Income, Expenses, Gains and Losses
Income, expenses (other than those attributable to a specific class), gains and losses are allocated to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.
Distributions
Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company’s earnings, financial condition, maintenance of the Company’s tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including distribution and shareholder servicing fees, if any.

Segment Reporting
The Company operates as a single reportable segment and as a result, the Company’s segment accounting policies are consistent with those described herein and the Company does not have any intra-segment sales and transfers of assets. See “
Note 12. Segment Reporting
” for further information.
Recent Accounting Pronouncements
In June 2022, the FASB issued Accounting Standards Update (“ASU”) 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” (“ASU 2022-03”), which clarifies guidance for fair value measurement of an equity security subject to a contractual sale restriction and establishes new disclosure requirements for such equity securities. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” (“ASU 2023-07”). ASU 2023-07 enhances the disclosures required for reportable segments on an annual and interim basis. ASU 2023-07 is effective on a retrospective basis for annual periods beginning after December 15, 2023, for interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company has adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have a material impact on its consolidated financial statements. See
“Note 12. Segment Reporting”
for further information on the adoption of ASU 2023-07.
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” (“ASU 2023-09”). ASU 2023-09 requires additional disaggregated disclosures on the entity’s effective tax rate reconciliation and additional details on income taxes paid. ASU 2023-09 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.
Note 3. Fees, Expenses, Agreements and Related Party Transactions
Investment Advisory Agreement
On October 5, 2020, the Company entered into the original investment advisory agreement with the Adviser. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring its investments and portfolio companies on an ongoing basis.
On August 2, 2022, the Company entered into an amended and restated investment advisory agreement (as amended and restated, the “Investment Advisory Agreement”), which was approved by the Board, including a majority of the trustees who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”). The Investment Advisory Agreement altered the Investment Advisory Agreement by removing certain “sunset” provisions that previously stated that certain requirements of the North American Securities Administrators Association (“NASAA”) Omnibus Guidelines would no longer apply if the Company’s shares become “covered securities” within the meaning of Section 18 of the Securities Act of 1933, as amended, and amending certain undertakings provisions, including to clarify compliance with NASAA Omnibus Guidelines. No other changes were made to the Investment Advisory Agreement.
The Investment Advisory Agreement was effective for an initial two-year term and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the Independent Trustees. The Company may terminate the Investment Advisory Agreement, without payment of any penalty, upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related United States Securities and Exchange Commission (“SEC”) guidance and interpretations. The Investment Advisory Agreement was most recently renewed and approved by the Board, including a majority of the Independent Trustees, on May 1, 2024, for a one-year period ending on May 31, 2025.
On November 7, 2024, the Board of the Company approved the Adviser’s assignment of the Investment Advisory Agreement to the New Adviser, effective January 1, 2025. The Board also approved the Second A&R Investment Advisory Agreement to acknowledge such assignment. Accordingly, effective January 1, 2025, the New Adviser will become the Company’s investment adviser pursuant to the Second A&R Investment Advisory Agreement. Further, on November 7, 2024, the Board approved the Sub-Advisory Agreement between the Company, the New Adviser and the Sub-Adviser. Accordingly, effective January 1, 2025, the Sub-Adviser will become the Company’s investment sub-adviser pursuant to the Sub-Advisory Agreement. These changes are the result of a reorganization of certain subsidiaries of Blackstone Inc. and will not result in any change in the aggregate fees paid by the Company. Further, the nature and level of services provided to the Company will remain the same, as will the personnel that provide investment management services to the Company on behalf of the New Adviser or the Sub-Adviser.
The Company pays the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. Substantial additional fees and expenses may also be charged by the Administrator to the Company, which is an affiliate of the Adviser.
Base Management Fees
The management fee is payable monthly and is settled and paid quarterly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Investment Advisory Agreement, net assets means the Company’s total assets less liabilities determined on a consolidated basis in accordance with GAAP. The management fee calculation will be prorated for any partial months, including the first calendar month in which the Company commenced operations.
For the years ended December 31, 2024, 2023 and 2022 base management fees were $432.4 million, $316.2 million and $259.9 million, respectively. As of December 31, 2024 and December 31, 2023, $120.1 million and $87.3 million, respectively, was payable to the Adviser relating to management fees.
Incentive Fees
The incentive fees consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component is based on income and the other component is based on capital gains, each as described below:
(i) Income based incentive fees
The first part of the incentive fee, an income based incentive fee, is based on the Company’s Pre-Incentive Fee Net Investment Income Returns as defined in the Investment Advisory Agreement. Pre-Incentive Fee Net Investment Income Returns means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from Pre-incentive fee net investment income. Shareholders may be charged a fee on an income amount that is higher than the income they may ultimately receive.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
The Company pays its Adviser an income based incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•
no incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•
100% of the dollar amount of Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). The Company refers to this portion of the Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” This “catch-up” is meant to provide the Adviser with approximately 12.5% of Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•	12.5% of the dollar amount of Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized).
These calculations are prorated for any period of less than three months, including the first quarter the Company commenced operations, and are adjusted for any share issuances or repurchases during the relevant quarter.
(ii) Capital gains based incentive fees
The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year in an amount equal to 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.
For the years ended December 31, 2024, 2023 and 2022, the Company accrued income based incentive fees of $543.7 million, $446.9 million and $288.9 million, respectively. As of December 31, 2024 and December 31, 2023, there was $144.7 million and $122.9 million, respectively, payable to the Adviser for income based incentive fees.
For the years ended December 31, 2024 and 2023, the Company accrued no capital gains based incentive fees. For the year ended December 31, 2022 the Company reversed previously accrued capital gains based incentive fee of $15.1 million. As of December 31, 2024 and December 31, 2023, no amount was payable to the Adviser for capital gains based incentive fees.

Administration Agreement
On October 5, 2020, the Company entered into the Administration Agreement with the Administrator. Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of the Company’s other service providers), preparing reports to shareholders and reports filed with the SEC, and other regulators, preparing materials and coordinating meetings of the Company’s Board, managing the payment of expenses, the payment of receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Company will reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement will include the Company’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals (including information technology professionals) at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates, subject to the limitations described in Investment Advisory and Administration Agreements.
Unless earlier terminated as described below, the Administration Agreement was effective for an initial two-year term and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the Independent Trustees. The Company may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The Administration Agreement was most recently renewed and approved by the Board, including a majority of the Independent Trustees, on May 1, 2024, for a one-year period.
On November 7, 2024, the Board of the Company approved the termination of the Administration Agreement, effective December 31, 2024, and the New Administration Agreement between the Company and the New Administrator, effective January 1, 2025. Accordingly, effective January 1, 2025, the New Administrator will become the Company’s administrator pursuant to the New Administration Agreement. Further, on November 7, 2024, the Board approved the New Sub-Administration Agreement between the New Administrator, on behalf of the Company, and Blackstone Alternative Credit Advisors LP. Accordingly, effective January 1, 2025, Blackstone Alternative Credit Advisors LP will become one of the Company’s sub-administrators pursuant to the New Sub-Administration Agreement. To acknowledge the change of the administrator, the Board also approved the assignment of the State Street Sub-Administration Agreement with State Street Bank and Trust Company (as defined in
Note 3—Sub Administration and Custody Agreement
) from Blackstone Alternative Credit Advisors LP to the New Administrator, effective January 1, 2025. These changes will not result in any change in the aggregate fees paid by the Company. Further, the nature and level of services provided to the Company will remain the same, as will the personnel that provide administrative services to the Company on behalf of the New Administrator or Blackstone Alternative Credit Advisors LP.
For the years ended December 31, 2024, 2023 and 2022, the Company incurred $6.7 million, $6.7 million and $5.8 million, respectively, in expenses under the Administration Agreement, which were recorded in Administrative service expenses in the Company’s Consolidated Statements of Operations.
As of December 31, 2024 and December 31, 2023, $3.2 million and $2.3 million, respectively, was unpaid and included in Due to affiliates in the Consolidated Statements of Assets and Liabilities.
Sub-Administration and Custody Agreement
On October 5, 2020, the Administrator entered into a sub-administration agreement (the “State Street Sub-Administration Agreement”) with State Street Bank and Trust Company (the “State Street Sub-Administrator”) under which the State Street Sub-Administrator provides various accounting and administrative services to the

Company. The State Street Sub-Administrator also serves as the Company’s custodian (the “Custodian”). The initial term of the State Street Sub-Administration Agreement was two years from the effective date and after expiration of the initial term and the State Street Sub-Administration Agreement shall automatically renew for successive one-year periods, unless a written notice of non-renewal is delivered prior to 120 days prior to the expiration of the initial term or renewal term.
Intermediary Manager Agreement
On October 5, 2020, the Company entered into an intermediary manager agreement (the “Intermediary Manager Agreement”) with Blackstone Securities Partners L.P. (the “Intermediary Manager”), an affiliate of the Adviser. Pursuant to the Intermediary Manager Agreement, no upfront transaction fee will be paid with respect to Class I shares, Class S shares or Class D shares, however, if shareholders purchase Class S shares or Class D shares through certain financial intermediaries, they may directly charge shareholders transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Under the terms of the Intermediary Manager Agreement, the Intermediary Manager will serve as the intermediary manager for the Company’s public offering of its Common Shares. The Intermediary Manager will be entitled to receive shareholder servicing and/or distribution fees monthly in arrears at an annual rate of 0.85% and 0.25% of the value of the Company’s net assets attributable to Class S and Class D shares, respectively, as of the beginning of the first calendar day of the month. No shareholder servicing and/or distribution fees will be paid with respect to Class I shares. The shareholder servicing and/or distribution fees will be payable to the Intermediary Manager, but the Intermediary Manager anticipates that all of the shareholder servicing fees and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers.
The Company will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) a merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets or (iii) the date following the completion of the primary portion of the offering on which, in the aggregate, underwriting compensation from all sources in connection with the offering, including the shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from the primary offering. In addition, consistent with the exemptive relief allowing the Company to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), the Company will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. The Company may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
The Intermediary Manager is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).
The Intermediary Manager Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Company’s trustees who are not “interested persons,” as defined in the 1940 Act, of the Company and who have no direct or indirect financial interest in the operation of the Company’s distribution plan or the Intermediary Manager Agreement or by vote a majority of the outstanding voting securities of the

Company, on not more than 60 days’ written notice to the Intermediary Manager or the Adviser. The Intermediary Manager Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act.
Distribution and Servicing Plan
On October 5, 2020, the Board approved a distribution and servicing plan (the “Distribution and Servicing Plan”). The following table shows the shareholder servicing and/or distribution fees the Company pays the Intermediary Manager with respect to Class I, Class S and Class D shares on an annualized basis as a percentage of the Company’s NAV for such class.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class I shares	—%
Class S shares	0.85%
Class D shares	0.25%
The shareholder servicing and/or distribution fees is paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month and subject to FINRA and other limitations on underwriting compensation.
The Intermediary Manager will reallow (pay) all of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under the Company’s distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding the Company, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
For the year ended December 31, 2024, the Company accrued distribution and shareholder servicing fees of $96.1 million and $1.2 million which were attributable to Class S and Class D shares, respectively.
For the year ended December 31, 2023, the Company accrued distribution and shareholder servicing fees of $68.9 million and $1.1 million which were attributable to Class S and Class D shares, respectively.
For the year ended December 31, 2022, the Company accrued distribution and shareholder servicing fees of $50.4 million and $2.3 million which were attributable to Class S and Class D shares, respectively.
Expense Support and Conditional Reimbursement Agreement
On October 5, 2020, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser pursuant to which the Adviser may elect to pay certain expenses of the Company on the Company’s behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.
Pursuant to the Expense Support Agreement, following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company to the Adviser are referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
For the years ended December 31, 2024, 2023 and 2022, the Adviser made no Expense Payments and there were no Reimbursement Payments made to the Adviser.
Controlled/Affiliated Portfolio Companies
Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, “non-affiliated investments” are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the accompanying consolidated financial statements, including the Consolidated Schedule of Investments.
On October 11, 2021, a wholly-owned subsidiary of the Company and a third-party investor entered into a limited liability company agreement with SLC. SLC is a specialty finance company focused on investing in consumer credit and is led by a management team with deep expertise in the consumer finance industry. The investment in SLC allows the Company to gain exposure to a different asset class than its core investing focus of senior secured lending to U.S. private companies. As of December 31, 2024 and December 31, 2023, the wholly-owned subsidiary of the Company had committed $405.0 million and $315.0 million, respectively. As of December 31, 2024 and December 31, 2023, $72.4 million and $64.0 million of capital remained uncalled from the Company, respectively. The Company does not consolidate its equity interest in SLC.
In addition, the Company has made investments in joint ventures that have been considered controlled/affiliated companies, including Emerald JV and Verdelite JV. From time to time, the Company may purchase investments from or sell investments to Emerald JV and Verdelite JV. For further description of the Emerald JV and Verdelite JV, see “
Note 11. Joint Ventures.
”

Note 4. Investments
The composition of the Company’s investment portfolio at cost and fair value was as follows:

	December 31, 2024			December 31, 2023
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$62,076,029	$61,455,274	89.8%	$45,837,261	$45,534,013	89.7%
Second lien debt	2,790,046	2,723,460	3.9	1,826,541	1,736,088	3.4
Unsecured debt	179,863	177,801	0.3	18,182	18,171	0.0
Structured finance obligations - debt instruments	582,324	590,509	0.9	443,228	436,863	0.9
Structured finance obligations - equity instruments	137,250	141,139	0.2	—	—	—
Investments in joint ventures	1,932,706	1,914,411	2.8	2,120,206	2,161,525	4.3
Equity and other (1)(2)	1,287,453	1,417,183	2.1	776,305	857,251	1.7

Total	$68,985,671	$68,419,777	100.0%	$51,021,723	$50,743,911	100.0%

(1)	Includes equity investment in SLC.
(2)	“Other” includes warrants.
The industry composition of investments at fair value was as follows:

	December 31, 2024	December 31, 2023
Aerospace & Defense	1.2%	1.4%
Air Freight & Logistics	1.8	2.6
Airlines (2)	0.0	0.1
Auto Components (2)	0.0	0.1
Beverages	0.1	0.1
Biotechnology (2)(3)	0.0	0.0
Broadline Retail (2)	0.0	—
Building Products	1.3	2.1
Capital Markets	0.3	0.5
Chemicals	0.4	0.2
Commercial Services & Supplies	6.1	4.0
Construction & Engineering	1.1	0.7
Construction Materials (2)	0.0	0.1
Containers & Packaging	0.2	0.3
Distributors	0.9	1.1
Diversified Consumer Services	3.3	2.7
Diversified REITs (2)	0.0	—
Diversified Telecommunication Services	0.4	0.5
Electric Utilities	0.2	0.2
Electrical Equipment	0.8	0.5
Electronic Equipment, Instruments & Components	1.1	1.1
Energy Equipment & Services	0.1	0.1
Entertainment (2)(3)	0.0	0.0

	December 31, 2024	December 31, 2023
Financial Services (1)	2.3%	2.4%
Food Products (2)(3)	0.0	0.0
Ground Transportation (3)	0.2	0.0
Health Care Equipment & Supplies	1.1	1.6
Health Care Providers & Services	9.3	11.3
Health Care Technology	4.6	4.1
Hotels, Restaurants & Leisure	0.2	0.3
Household Durables	0.1	0.1
Industrial Conglomerates	0.3	0.9
Insurance	7.0	4.7
Interactive Media & Services (3)	0.9	0.0
Internet & Direct Marketing Retail	1.5	2.0
Investments in Joint Ventures	2.8	4.3
IT Services	4.7	4.4
Leisure Products (3)	—	0.0
Life Sciences Tools & Services	0.6	0.5
Machinery (3)	0.3	0.0
Marine	0.4	0.5
Media	0.5	0.5
Metals & Mining (2)(3)	0.0	0.0
Oil, Gas & Consumable Fuels	0.5	0.1
Paper & Forest Products	0.1	0.1
Pharmaceuticals	0.8	0.9
Professional Services	10.9	11.7
Real Estate Management & Development	1.0	0.3
Software	27.3	27.3
Specialty Retail	0.2	0.2
Technology Hardware, Storage & Peripherals	0.1	0.1
Trading Companies & Distributors	0.5	0.5
Transportation Infrastructure	2.4	2.7
Wireless Telecommunication Services	0.1	0.1

Total	100.0%	100.0%

(1)	Includes equity investment in SLC.
(2)	Amount rounds to less than 0.1% as of December 31, 2024.
(3)	Amount rounds to less than 0.1% as of December 31, 2023.
The geographic composition of investments at cost and fair value was as follows:

	December 31, 2024
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$58,715,654	$58,382,736	85.3%	150.3%
Europe	7,973,168	7,763,312	11.3	20.0
Bermuda/Cayman Islands	1,620,670	1,634,770	2.4	4.2
Canada	618,302	582,731	0.9	1.5
Asia	35,315	35,496	0.1	0.1
Australia/New Zealand	22,562	20,732	0.0	0.1

Total	$68,985,671	$68,419,777	100.0%	176.2%

	December 31, 2023
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$45,398,837	$45,129,324	88.9%	158.2%
Europe	4,489,832	4,500,069	8.9	15.8
Canada	669,615	657,164	1.3	2.3
Bermuda/Cayman Islands	440,117	433,445	0.9	1.5
Australia/New Zealand	23,322	23,909	0.0	0.1

Total	$51,021,723	$50,743,911	100.0%	177.9%

As of December 31, 2024 and 2023, nine borrowers (across twelve loans) and two borrowers (across three loans) in the portfolio were on non-accrual status, respectively.
As of December 31, 2024 and December 31, 2023, on a fair value basis, 99.7% and 99.9%, respectively, of performing debt investments bore interest at a floating rate and 0.3% and 0.1%, respectively, of performing debt investments bore interest at a fixed rate.
Note 5. Fair Value Measurements
The following tables present the fair value hierarchy of financial instruments:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$4,300,303	$57,154,971	$61,455,274
Second lien debt	—	635,141	2,088,319	2,723,460
Unsecured debt	—	20,686	157,115	177,801
Structured finance obligations - debt instruments	—	—	590,509	590,509
Structured finance obligations - equity instruments	—	—	141,139	141,139
Equity and other (1)(3)	66,050	376	1,350,757	1,417,183

Total	66,050	4,956,506	61,482,810	66,505,366

Investments Measured at NAV (2)	—	—	—	1,914,411

Total investments	$66,050	$4,956,506	$61,482,810	$68,419,777

	December 31, 2023
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$4,197,276	$41,336,737	$45,534,013
Second lien debt	—	809,223	926,865	1,736,088
Unsecured debt	—	—	18,171	18,171
Structured finance obligations	—	70,964	365,899	436,863
Equity (1)	—	—	857,251	857,251

Total	$—	$5,077,463	$43,504,923	$48,582,386

Investments Measured at NAV (2)	—	—	—	2,161,525

Total investments	$—	$5,077,463	$43,504,923	$50,743,911

(1)	Includes equity investment in SLC.

(2)
Includes investments in the Emerald JV and Verdelite JV (refer to Note 11). Certain investments that are measured at fair value using the NAV practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

(3)	“Other” includes warrants.
Within Investments at fair value, substantially all Equity investments are illiquid and privately negotiated in nature and are subject to contractual sale constraints or other restrictions pursuant to their respective governing or similar agreements. Approximately $150.1 million of such Equity investments have a sale constraint or other restriction that will lapse after a predetermined date; the weighted average remaining duration of such restrictions is 0.6 years. For information regarding restrictions on investment in joint ventures, see “
Note 11. Joint Ventures
.”
The following tables present changes in the fair value of financial instruments for which Level 3 inputs were used to determine the fair value:

	For the Year Ended December 31, 2024
	First Lien Debt	Second Lien Debt	Unsecured Debt	Structured Finance Obligations - Debt Instruments	Structured Finance Obligations - Equity Instruments	Equity and other (2)	Total
Fair value, beginning of period	$41,336,737	$926,865	$18,171	$365,899	$—	$857,251	$43,504,923
Purchases of investments	20,629,885	1,435,404	140,166	253,909	157,817	511,382	23,128,563
Proceeds from principal repayments and sales of investments	(4,988,486)	(197,826)	—	(115,749)	(20,575)	(13,500)	(5,336,136)
Accretion of discount/(amortization of premium)	195,139	4,391	109	523	8	—	200,170
Net realized gain (loss)	(82,367)	(573)	—	414	—	—	(82,526)
Net change in unrealized appreciation (depreciation)	(326,115)	(28,721)	(1,331)	14,549	3,889	(4,328)	(342,057)
Transfers into Level 3 (1)	425,686	77,280	—	70,964	—	—	573,930
Transfers out of Level 3 (1)	(35,508)	(128,501)	—	—	—	(48)	(164,057)

Fair value, end of period	$57,154,971	$2,088,319	$157,115	$590,509	$141,139	$1,350,757	$61,482,810

Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2024 included in net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$(322,167)	$(27,724)	$(1,331)	$13,440	$3,889	$1,894	$(331,999)

(1)	For the year ended December 31, 2024, transfers into or out of Level 3 were primarily due to decreased or increased price transparency.
(2)	“Other” includes warrants.

	For the Year Ended December 31, 2023
	First Lien Debt	Second Lien Debt	Unsecured Debt	Structured Finance Investments	Equity	Total
Fair value, beginning of period	$37,543,544	$1,152,723	$—	$293,335	$757,379	$39,746,981
Purchases of investments	6,804,817	58,588	18,171	63,265	90,176	7,035,017
Proceeds from principal repayments and sales of investments	(3,138,778)	(35,675)	—	(20,978)	(71,925)	(3,267,356)
Accretion of discount/(amortization of premium)	153,553	2,761	10	216	—	156,540
Net realized gain (loss)	(79,934)	59	—	(491)	18,829	(61,537)
Net change in unrealized appreciation (depreciation)	49,778	20,866	(10)	30,552	62,792	163,978
Transfers into Level 3 (1)	211,271	—	—	—	—	211,271
Transfers out of Level 3 (1)	(207,514)	(272,457)	—	—	—	(479,971)

Fair value, end of period	$41,336,737	$926,865	$18,171	$365,899	$857,251	$43,504,923

Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2023 included in net change in unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$3,815	$17,206	$(10)	$29,930	$68,053	$118,994

(1)	For the year ended December 31, 2023, transfers into or out of Level 3 were primarily due to decreased or increased price transparency.

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 financial instruments. These tables are not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

	December 31, 2024
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
Investments in first lien debt	$56,304,438	Yield Analysis	Discount Rate	3.20%	22.67%	9.85%
	438,689	Market Quotations	Broker quoted price	66.93	101.25	99.51
	405,666	Asset Recoverability	Market Multiple	4.75x	10.75x	9.90x
	6,178	Asset Recoverability	Discount Rate	10.33%	10.92%	10.36%

	57,154,971
Investments in second lien debt	2,088,319	Yield Analysis	Discount Rate	8.76%	26.68%	10.79%
Investments in unsecured debt	157,115	Yield Analysis	Discount Rate	7.71%	13.94%	8.83%
Investments in structured finance obligations - debt instruments	590,509	Market Quotations	Broker quoted price	92.45	104.21	100.78
Investments in structured finance obligations - equity instruments	141,139	Market Quotations	Broker quoted price	21.89	100.00	87.10
Investments in equity and other (2)	668,930	Yield Analysis	Discount Rate	9.54%	28.84%	13.58%
	314,967	Asset Recoverability	N/A	100.00%	100.00%	100.00%
	282,542	Market Approach	Performance Multiple	2.30x	30.00x	18.87x
	46,923	Asset Recoverability	Market Multiple	10.50x	10.50x	10.50x
	29,559	Option Pricing Model	Expected Volatility	23.50%	70.50%	36.00%
	7,836	Transaction Price	N/A

	1,350,757

Total	$61,482,810

(1)	Weighted averages are calculated based on fair value of investments.
(2)	“Other” includes warrants.

	December 31, 2023
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
Investments in first lien debt	$40,753,427	Yield Analysis	Discount rate	5.77%	30.89%	10.05%
	493,636	Market quotations	Broker quoted price	86.83	100.38	98.02
	89,674	Asset Recoverability	Market Multiple	4.75x	10.50x	9.26x

	41,336,737
Investments in second lien debt	910,170	Yield Analysis	Discount Rate	10.07%	15.31%	11.56%
	16,695	Market quotations	Broker quoted price	92.75	92.75	92.75

	926,865
Investments in unsecured debt	18,171	Yield Analysis	Discount Rate	14.90%	14.90%	14.90%
Investments in structured finance	365,899	Market quotations	Broker quoted price	86.18	100.97	97.97
Investments in equity	302,733	Yield Analysis	Discount Rate	9.93%	17.92%	13.18%
	265,631	Asset Recoverability	N/A	100.00%	100.00%	100.00%
	227,117	Market approach	Performance multiple	6.40x	30.00x	21.27x
	60,558	Option Pricing Model	Volatility	32.00%	55.00%	43.75%
	1,212	Market quotations	Broker quoted price	25.00	25.00	25.00

	857,251

Total	$43,504,923

(1)	Weighted averages are calculated based on fair value of investments.
The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. Significant increases in discount rates would result in a significantly lower fair value measurement. The significant unobservable input used for market quotations are broker quoted prices provided by independent pricing services. The significant unobservable input used under the market approach is the Performance Multiple. The significant unobservable inputs used under the asset recoverability approach are the market multiple and discount rate. Significant decreases in quoted prices, Performance Multiples, or market multiples would result in a significantly lower fair value measurement. The significant input used in the option pricing model is expected volatility. Significant increases or decreases in expected volatility could result in a significantly higher or significantly lower fair market value measurement, respectively.
Financial Instruments Not Carried at Fair Value
Debt
The following table presents the fair value measurements of the Company’s debt obligations as of December 31, 2024 and December 31, 2023 had they been accounted for at fair value:

	December 31, 2024	December 31, 2023
	Fair Value	Fair Value
Bard Peak Funding Facility	$1,000,298	$242,243
Castle Peak Funding Facility	1,194,401	1,121,681

	December 31, 2024	December 31, 2023
	Fair Value	Fair Value
Summit Peak Funding Facility	$952,105	$286,046
Denali Peak Funding Facility	562,800	562,800
Bushnell Peak Funding Facility	480,300	465,300
Granite Peak Funding Facility	493,554	563,600
Middle Peak Funding Facility	750,000	600,950
Bison Peak Funding Facility	1,203,200	703,200
Blanca Peak Funding Facility	1,375,090	1,375,090
Windom Peak Funding Facility	1,029,841	967,477
Monarch Peak Funding Facility	750,000	1,400,400
Borah Peak Funding Facility	—	130,000
Naomi Peak Funding Facility	—	385,000
Meridian Peak Funding Facility	246,000	246,000
Haydon Peak Funding Facility	250,000	49,000
Bear Peak Funding Facility	164,816	360,531
Phoenix Peak Funding Facility	197,736	—
Revolving Credit Facility	4,639,587	1,131,025
June 2024 Notes	—	427,693
June 2026 Notes	384,560	379,251
May 2027 Notes	624,500	618,319
October 2027 Notes	357,070	368,331
September 2024 Notes	—	354,580
December 2026 Notes	1,191,500	1,137,187
November 2026 Eurobonds	499,280	501,901
November 2024 Notes	—	485,177
March 2027 Notes	957,000	921,525
January 2025 Notes	499,490	483,120
January 2029 Notes	614,770	597,773
March 2025 Notes	898,740	885,149
April 2026 UK Bonds	308,406	306,018
September 2025 Notes	811,920	814,554
November 2028 Notes	526,100	520,940
January 2031 Notes	508,650	—
July 2029 Notes	503,550	—
September 2027 Notes	395,320	—
April 2030 Notes	389,240	—
November 2029 Notes	395,160	—
November 2034 Notes	781,120	—
2021-1 BSL Notes	663,000	663,000
MML 2021-1 Debt	690,000	690,000
MML 2022-1 Debt	759,000	756,862
2022-1 BSL Debt	420,000	420,000
2021-2 Notes	505,800	505,800
MML 2022-2 Debt	300,373	300,273
2023-1 Notes	308,039	304,970
2024-1 Notes	244,264	—
2024-2 Notes	305,035	—
Short-Term Borrowings	420,829	28,546

Total	$30,552,444	$23,061,312

The following table presents the categorization of the Company’s debt obligations as of December 31, 2024 and December 31, 2023 had they been accounted for at fair value within the hierarchy:

	December 31, 2024	December 31, 2023
Level 1	$—	$—
Level 2	—	—
Level 3	30,552,444	23,061,312

Total debt	$30,552,444	$23,061,312

Other Assets and Liabilities
As of December 31, 2024 and December 31, 2023, the carrying amounts of the Company’s other assets and liabilities, other than investments at fair value and debt obligations listed above, approximate fair value due to their short maturities. These financial instruments would be categorized as Level 3 within the fair value hierarchy.
Note 6. Derivatives
The Company enters into derivative financial instruments in the normal course of business to achieve certain risk management objectives, including managing its interest rate and foreign currency risk exposures.
The fair value of foreign currency and interest rate derivative contracts are included within Derivative assets at fair value and Derivative liabilities at fair value, respectively, in the Consolidated Statements of Assets and Liabilities.
The following tables present the aggregate notional amount and fair value hierarchy of the Company’s derivative financial instruments for the years ended December 31, 2024 and December 31, 2023.

	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value	Notional
Derivative Assets
Foreign currency forward contracts	$—	$11,793	$—	$11,793	$781,169
Interest rate swaps	—	4,683	—	4,683	1,000,000

Total Derivative assets at fair value	$—	$16,476	$—	$16,476	$1,781,169

Cash collateral received				$—
Derivative Liabilities
Foreign currency forward contracts	$—	$—	$—	$—	$—
Interest rate swaps	—	(126,281)	—	(126,281)	7,237,975

Total Derivative liabilities at fair value	$—	$(126,281)	$—	$(126,281)	$7,237,975

Cash collateral posted				$253,890

	December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value	Notional
Derivative Assets
Interest rate swaps	$—	$14,145	$—	$14,145	$850,000

Total Derivative assets at fair value	$—	$14,145	$—	$14,145	$850,000

Cash collateral received				$—

	December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value	Notional
Derivative Liabilities
Foreign currency forward contract	$—	$(13,259)	$—	$(13,259)	$411,499
Interest rate swaps	—	(152,282)	—	(152,282)	5,693,663

Total Derivative liabilities at fair value	$—	$(165,541)	$—	$(165,541)	$6,105,162

Cash collateral posted				$266,573
In the tables above:

•	The fair value of derivative assets and derivative liabilities is presented on a gross basis.

•	The notional amount represents the absolute value amount of all outstanding derivative contracts.

•	All foreign currency derivatives are not designated in hedge relationships.

•	All interest rate swaps are designated in fair value hedge relationships.

•
The Company has not applied counterparty netting or collateral netting; as such, the amounts of cash collateral received and posted are not offset against the derivative assets and derivative liabilities in the Consolidated Statements of Assets and Liabilities.

The table below presents the impact to the Consolidated Statements of Operations from derivative assets and derivative liabilities not designated in a qualifying hedge accounting relationship for the years ended December 31, 2024 and December 31, 2023, respectively. The net change in unrealized gains and losses on the derivative assets and derivative liabilities not designated in a qualifying hedge accounting relationship are included within Net change in unrealized appreciation (depreciation) on derivative instruments in the Consolidated Statements of Operations. The net realized gains and losses on the derivative assets and derivative liabilities not designated in a qualifying hedge accounting relationship are included within Net realized gain (loss) on derivative instruments in the Consolidated Statements of Operations.

	For the Year Ended December 31,
	2024	2023
Unrealized appreciation (depreciation)
Foreign currency forward contract	$25,699	$(13,259)

Net change in unrealized appreciation (depreciation)	$25,699	$(13,259)

Realized gain (loss)
Foreign currency forward contract	$21,086	$3,063

Net realized gain (loss)	$21,086	$3,063

Hedging
The Company designated certain interest rate swaps as the hedging instrument in a qualifying fair value hedge accounting relationship.
The table below presents the impact to the Consolidated Statements of Operations from derivative assets and liabilities designated in a qualifying hedge accounting relationship for the years ended December 31, 2024 and December 31, 2023.

For derivative instruments designated in qualifying hedge relationships, the change in fair value of the hedging instrument and hedged item are recorded in Interest expense and recognized as components of Interest expense in the Consolidated Statements of Operations.

	For the Year Ended December 31,
	2024	2023
Interest rate swaps	$16,539	$110,174
Hedged items	$(16,963)	$(109,958)
The table below presents the carrying value of unsecured borrowings as of December 31, 2024 and December 31, 2023 that are designated in a qualifying hedging relationship and the related cumulative hedging adjustment (increase/(decrease)) from current and prior hedging relationships included in such carrying values:

	For the Year Ended December 31,
	2024		2023
Description	Carrying Value	Cumulative Hedging Adjustments	Carrying Value	Cumulative Hedging Adjustments
Unsecured notes	$8,019,278	$(119,369)	$6,356,700	$(136,332)
Note 7. Borrowings
In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. On August 26, 2020, the Company’s sole initial shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act. As of December 31, 2024 and December 31, 2023, the Company’s asset coverage was 226.5% and 221.9%, respectively.
SPV Financing Facilities
The following wholly-owned subsidiaries of the Company have entered into secured financing facilities as described below: Bard Peak Funding, Castle Peak Funding, Summit Peak Funding, Denali Peak Funding, Bushnell Peak Funding, Granite Peak Funding, Middle Peak Funding, Bison Peak Funding, Blanca Peak Funding, Windom Peak Funding, Monarch Peak Funding, Borah Peak Funding, Naomi Peak Funding, Meridian Peak Funding, Haydon Peak Funding, Bear Peak Funding and Phoenix Peak Funding, which are collectively referred to as the “SPVs,” and such secured financing facilities described below are collectively referred to as the “SPV Financing Facilities.”
The obligations of each SPV to the lenders under the applicable SPV Financing Facility are secured by a first priority security interest in all of the applicable SPV’s portfolio investments and cash. The obligations of each SPV under the applicable SPV Financing Facility are non-recourse to the Company, and the Company’s exposure to the credit facility is limited to the value of its investment in the applicable SPV.
In connection with the SPV Financing Facilities, the applicable SPV has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Each SPV Financing Facility contains customary events of default for similar financing transactions, including if a change of control of the applicable SPV occurs. Upon the occurrence and during the continuation of an event of default, the lenders under the applicable SPV Financing Facility may declare the outstanding advances and all other obligations under the applicable SPV Financing Facility immediately due and payable. The occurrence of an event of default triggers a requirement that the applicable SPV obtain the consent of the lenders under the applicable SPV Financing Facility prior to entering into any sale or disposition with respect to portfolio investments.

As of December 31, 2024 and December 31, 2023, the Company was in compliance with all covenants and other requirements of each of the SPV Financing Facilities.
Bard Peak Funding Facility
On March 15, 2021, Bard Peak Funding entered into a senior secured revolving credit facility (the “Bard Peak Funding Facility”) with BNP Paribas (“BNPP”). BNPP serves as administrative agent, Wells Fargo Bank, National Association (“Wells Fargo”), serves as collateral agent, and the Company serves as servicer under the Bard Peak Funding Facility.
Advances under the Bard Peak Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance (which, in the case of dollar advances until June 30, 2023, was three-month LIBOR, from June 30, 2023 until May 14, 2024, was three month term SOFR plus a 0.26% spread adjustment, and from and after May 15, 2024, is one month term SOFR), plus an applicable margin of, prior to May 15, 2024, 1.55% to 2.15% per annum depending on the nature of the advances being requested under the credit facility, subject to a floor of 1.85%. From May 15, 2024 until October 7, 2024, the applicable margin on all outstanding advances was 2.15% per annum. From October 8, 2024 until December 16, 2024, the applicable margin on all outstanding advances was 2.00% per annum. From December 17, 2024, the applicable margin on all advances is 1.90% per annum. From and after May 15, 2027, the applicable margin on all outstanding advances will be 2.40% per annum. Until June 15, 2024, Bard Peak Funding paid a commitment fee of 0.90% per annum if the unused facility amount was greater than 50% or 0.35% per annum if the unused facility amount was less than or equal to 50% and greater than 25%, based on the average daily unused amount of the financing commitments. From and after June 15, 2024, Bard Peak Funding pays a commitment fee ranging from 0.70% to 2.15% per annum based on the daily unused amount of the financing commitments to the extent in excess of 25%, in addition to certain other fees as agreed between Bard Peak Funding and BNPP.
Proceeds from borrowings under the credit facility may be used to fund portfolio investments by Bard Peak Funding and to make advances under delayed draw term loans and revolving loans where Bard Peak Funding is a lender.
The period during which Bard Peak Funding may make borrowings under the Bard Peak Funding Facility expires on May 15, 2027, and the Bard Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by May 15, 2029.
Castle Peak Funding Facility
On January 8, 2021, Castle Peak Funding entered into a senior secured revolving credit facility (the “Castle Peak Funding Facility”) with Citibank, N.A. (“Citi”). Citi serves as administrative agent, Wilmington Trust, National Association (“Wilmington Trust”), serves as collateral agent, custodian and collateral administrator and the Company serves as collateral manager under the Castle Peak Funding Facility.
As of December 31, 2023, advances under the Castle Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which is the three-month term SOFR rate for dollar advances) plus an applicable margin of 1.70% to 2.20% per annum depending on the nature of the advances being requested. Effective January 4, 2024, advances under the Castle Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which is the three-month term SOFR rate for dollar advances) plus an applicable margin of 1.85% to 2.35% per annum depending on the nature of the advances being requested. Effective September 25, 2024, advances under the Castle Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which is the three-month term SOFR rate for dollar advances) plus an applicable margin of 1.60% to 2.50% per annum depending on the nature of the advances being requested. After the expiration of the reinvestment period, the applicable margin on outstanding advances will be increased by 1.00% per annum. Prior to September 25, 2024, Castle Peak Funding paid a commitment fee of 1.85% per annum if the unused facility amount was greater than 30% or 0.50% per annum if the unused facility amount was less than or equal to 30% and greater than 10%, based on the average daily unused amount of the financing commitments. Effective September 25, 2024, Castle Peak Funding pays a commitment fee of 1.90% per annum if the unused facility amount is greater than 35% or 0.90% per annum if the unused facility amount is less than or equal to 35% and greater than 15%, 0.25% per annum if the unused facility amount is less than or equal to 15% and greater than 5%, and 0.00% per annum if the unused facility amount is less than or equal to 5%, in each case based on the average daily unused amount of the financing commitments until the expiration of the reinvestment period, in addition to certain other fees as agreed between Castle Peak Funding and Citi.
Proceeds from borrowings under the Castle Peak Funding Facility may be used to fund portfolio investments by Castle Peak Funding and to make advances under revolving loans or delayed draw term loans where Castle Peak Funding is a lender.
As of December 31, 2024, the period during which Castle Peak Funding may make borrowings under the Castle Peak Funding Facility expires on January 5, 2026, and the Castle Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by January 5, 2028. As amended on January 6, 2025, the period during which Castle Peak Funding may make borrowings under the Castle Peak Funding Facility expires on January 6, 2028, and the Castle Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by January 7, 2030.
On January 6, 2025, the Castle Peak Funding Facility was amended. For further detail on the amendment, see
“Note 14. Subsequent Events.”
Summit Peak Funding Facility
On March 3, 2021, Summit Peak Funding entered into a senior secured revolving credit facility (“Summit Peak Funding Facility”) with Société Générale (“SG”). SG serves as agent, Wilmington Trust, serves as collateral agent, custodian and collateral administrator and the Company serves as servicer under the Summit Peak Funding Facility.
Prior to March 12, 2024, advances under the Summit Peak Funding Facility bore interest at a blended per annum rate equal to the benchmark for the currency of the applicable advance (which was the three-month term SOFR rate for dollar advances), plus an applicable margin of 1.50% to 2.30% per annum depending on the nature of the advances being requested with such blended rate subject to a floor of 2.00% per annum for certain foreign currency advances and 2.15% per annum for U.S. dollar advances. Effective March 12, 2024, advances under the Summit Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which is three-month term SOFR rate for dollar advances) plus an applicable margin of 2.20% per annum. Prior to March 12, 2024, Summit Peak Funding paid a commitment fee of 0.40% per annum if the unused facility amount was greater than 25% based on the average daily unused amount of the financing commitments. Effective March 12, 2024, Summit Peak Funding pays a commitment fee ranging from 0.25% per annum to 1.25% per annum based on the daily unused amount of the financing commitments, which fee may increase from and after March 12, 2025, to a rate equal to 2.20% per annum on unused amounts below a minimum percentage of the financing commitments. Summit Peak Funding also pays an administrative agency fee to SG, in addition to certain other fees as agreed between Summit Peak Funding and SG.
Proceeds from borrowings under the Summit Peak Funding Facility may be used to fund portfolio investments by Summit Peak Funding and to make advances under revolving loans or delayed draw term loans where Summit Peak Funding is a lender.
The period during which Summit Peak Funding may make borrowings under the Summit Peak Funding Facility expires on March 12, 2027, and the Summit Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by March 12, 2029.

Denali Peak Funding Facility
Denali Peak Funding is party to a senior secured revolving credit facility (the “Denali Peak Funding Facility”), dated as of October 11, 2018, with Deutsche Bank AG, New York Branch (“DB”). DB serves as agent, U.S. Bank serves as collateral agent and collateral custodian and Twin Peaks serves as servicer under the Denali Peak Funding Facility. BCRED acquired Twin Peaks and Denali Peak Funding (inclusive of their respective obligations under the Denali Peak Funding Facility) on March 5, 2021.
Prior to April 4, 2023, advances under the Denali Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which was three-month LIBOR for dollar advances), plus the applicable margin of 1.95% per annum. As of April 4, 2023, advances under the Denali Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which for dollar advances, is three-month term SOFR plus, prior to September 26, 2024, a spread adjustment of 0.15% per annum), plus an applicable margin of 1.95% per annum. After September 30, 2026, the applicable margin on outstanding advances will increase by 0.10% per annum. Denali Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee at a rate equal to the applicable margin described above. In addition, prior to September 26, 2024, Denali Peak Funding paid an unused commitment fee of 0.25% per annum on the unused facility amount in excess of such minimum utilization amount. Effective December 26, 2024, Denali Peak Funding pays an unused commitment fee of 0.25% per annum on the unused facility amount in excess of such minimum utilization amount, plus, from and after March 26, 2025, an additional unused commitment fee of 0.25% on the unused facility amount in excess of such minimum utilization percentage if advances outstanding are below the minimum utilization percentage. Denali Peak Funding also pays an administrative agency fee to DB, in addition to certain other fees, each as agreed between Denali Peak Funding and DB.
Proceeds from borrowings under the Denali Peak Funding Facility may be used to fund portfolio investments by Denali Peak Funding and to make advances under revolving loans where Denali Peak Funding is a lender.
The period during which Denali Peak Funding may make borrowings under the Denali Peak Funding Facility expires on September 30, 2026, and the Denali Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by October 2, 2028.
Bushnell Peak Funding Facility
On May 12, 2021, Bushnell Peak Funding entered into a senior secured revolving credit facility (the “Bushnell Peak Funding Facility”) with Bank of America, N.A. (“Bank of America”). Bank of America serves as administrative agent, Wells Fargo serves as collateral administrator and the Company serves as investment adviser under the Bushnell Peak Funding Facility.
Prior to April 25, 2023, advances under the Bushnell Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which was the daily floating LIBOR rate for dollar advances) plus an applicable margin of 1.50% to 1.75% per annum depending on the nature of the advances being requested. From April 25, 2023 until November 21, 2024, advances under the Bushnell Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which is the one-month term SOFR rate for dollar advances) plus an applicable margin of 1.60% to 1.85% per annum depending on the nature of the advances being requested. From and after November 22, 2024, advances under the Bushnell Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which is the one-month term SOFR rate for dollar advances) plus an applicable margin of 1.50% to 1.95% per annum depending on the nature of the advances being requested, subject to a floor of 1.70% per annum. Bushnell Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee at a rate of

1.60% per annum. Bushnell Peak Funding also pays an unused fee of 0.50% per annum on the daily unused amount of the financing commitments in excess of such minimum utilization amount, in addition to certain other fees agreed between Bushnell Peak Funding and Bank of America.
Proceeds from borrowings under the Bushnell Peak Funding Facility may be used to fund portfolio investments by Bushnell Peak Funding and to make advances under revolving loans or delayed draw term loans where Bushnell Peak Funding Facility is a lender.
The period during which Bushnell Peak Funding may make borrowings under the Bushnell Peak Funding Facility expires on April 25, 2026, and the Bushnell Peak Funding Facility will mature and all amounts outstanding under the credit facility must be repaid by October 25, 2026.
Granite Peak Funding Facility
On June 17, 2021, Granite Peak Funding entered into a senior secured revolving credit facility (the “Granite Peak Funding Facility”) with Goldman Sachs Bank USA (“GS”). GS serves as administrative agent, Wilmington Trust serves as collateral agent, custodian and collateral administrator, and the Company serves as servicer under the Granite Peak Funding Facility.
Prior to October 3, 2024, advances under the Granite Peak Funding Facility bore interest at a per annum rate equal to three-month term SOFR, plus an applicable margin of 2.35% per annum. From October 3, 2024, advances under the Granite Peak Funding Facility bear interest at a per annum rate equal to three-month SOFR, plus an applicable margin of 2.05% per annum. From July 3, 2025, Granite Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee at a rate equal to the applicable margin for advances as described above. In addition, Granite Peak Funding pays an unused commitment fee of 0.50% per annum on the average daily unused commitments under the Granite Peak Funding Facility in excess of such minimum utilization amount. The unused commitment fee is payable only when more than 10% of the total commitments under the Granite Peak Funding Facility are unused. Granite Peak Funding also pays to GS an administrative agency fee, in addition to certain other fees, each as agreed between Granite Peak Funding and GS.
Proceeds from borrowings under the Granite Peak Funding Facility may be used to fund portfolio investments by Granite Peak Funding and to make advances under delayed draw term loans and revolving loans where Granite Peak Funding is a lender.
The period during which Granite Peak Funding may make borrowings under the Granite Peak Funding Facility expires on October 5, 2026, and the Granite Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by April 5, 2028.
Middle Peak Funding Facility
On June 30, 2021, Middle Peak Funding entered into a senior secured revolving credit facility (the “Middle Peak Funding Facility”) with Morgan Stanley Bank, N.A. (“MS”). MS serves as agent, Wilmington Trust serves as collateral agent, custodian and collateral administrator and the Company serves as collateral manager under the Middle Peak Funding Facility.
Prior to June 26, 2023, advances under the Middle Peak Funding Facility bore interest at a per annum rate equal to, in the case of dollar advances, three-month LIBOR, and in the case of foreign currency advances, the applicable benchmark in effect for such currency, plus an applicable margin of 2.00% per annum. From June 26, 2023 until October 22, 2024, advances under the Middle Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which for dollar advances, is three-month term SOFR plus, prior to October 23, 2024, a spread adjustment of 0.15% per annum) plus an applicable margin of 2.07% per annum. From October 23, 2024, advances under the Middle Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which for dollar advances, is three-month term SOFR) plus an applicable margin of 1.97% per annum, which will increase to 2.07% per annum effective on December 28, 2026. Middle Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee from and after October 26, 2023 at a rate equal to the applicable margin for dollar advances as described above. Prior to May 7, 2024, Middle Peak Funding paid a commitment fee of 0.30% per annum on the average daily unused amount of the financing commitments in excess of such minimum utilization amount. From and after May 7, 2024, Middle Peak Funding pays a commitment fee ranging from 0.15% per annum to 0.25% per annum on the average daily unused amount of the financing commitments, depending on the amount of the unused commitments outstanding in excess of such minimum utilization amount. Middle Peak Funding also pays interest on an interest-only loan in the notional amount of the aggregate commitments under the Middle Peak Funding Facility, in addition to certain other fees as agreed between Middle Peak Funding and MS.
Proceeds from borrowings under the Middle Peak Funding Facility may be used to fund portfolio investments by Middle Peak Funding and to make advances under revolving loans or delayed draw term loans where Middle Peak Funding is a lender.
The period during which Middle Peak Funding may make borrowings under the Middle Peak Funding Facility expires on December 28, 2026, and the Middle Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by June 28, 2035.
Bison Peak Funding Facility
On July 23, 2021, Bison Peak Funding entered into a senior secured revolving credit facility (the “Bison Peak Funding Facility”) with Bank of America. Bank of America serves as administrative agent, Wilmington Trust serves as collateral administrator and the Company serves as manager under the Bison Peak Funding Facility.
Prior to June 8, 2023, advances under the Bison Peak Funding Facility bore interest at a per annum rate equal to, in the case of dollar advances, the daily floating LIBOR rate, and in the case of foreign currency advances, the applicable benchmark in effect for such currency, plus an applicable margin adjusted at one-month or three-month intervals based on the proportion of the broadly syndicated loans, large corporate loans and middle market loans in the portfolio, with the applicable margin attributable to broadly syndicated loans equal to 1.50% per annum, the applicable margin attributable to large corporate loans equal to 1.75% per annum and the applicable margin applicable to middle market loans equal to 2.00% per annum. From June 8, 2023 until July 24, 2024, advances under the Bison Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which, for dollar advances, is the one-month term SOFR rate or the daily simple SOFR rate, at the election of Bison Peak Funding) plus an applicable margin of 1.60% to 2.10% per annum depending on the nature of the advances being requested. From July 25, 2024 until November 18, 2024, advances under the Bison Peak Funding Facility bore interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which, for dollar advances, is the one-month term SOFR rate or the daily simple SOFR rate, at the election of Bison Peak Funding) plus an applicable margin of 1.95% per annum. From November 19, 2024 until July 23, 2027, advances under the Bison Peak Funding Facility bear interest at a per annum rate equal to the benchmark for the currency of the applicable advance (which, for dollar advances, is the one-month term SOFR rate or the daily simple SOFR rate, at the election of Bison Peak Funding) plus an applicable margin of 1.85% per annum. The applicable margin for all advances will increase by 0.30% per annum effective July 24, 2027. Bison Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee at a rate of 1.50% per annum. Bison Peak Funding also pays an unused fee of 0.20% per annum on the daily unused amount of the financing commitments in excess of such minimum utilization amount, in addition to an administrative agent servicing fee and certain other fees as agreed between Bison Peak Funding and Bank of America.

Proceeds from borrowings under the Bison Peak Funding Facility may be used to fund portfolio investments by Bison Peak Funding and to make advances under revolving loans or delayed draw term loans where Bison Peak Funding is a lender.
The period during which Bison Peak Funding may make borrowings under the Bison Peak Funding Facility expires on June 8, 2027, and the Bison Peak Funding Facility will mature and all amounts outstanding under the credit facility must be repaid by June 8, 2029.
Blanca Peak Funding Facility
On August 16, 2021, Blanca Peak Funding, entered into a senior secured revolving credit facility (the “Blanca Peak Funding Facility”) with Barclays Bank PLC (“Barclays”). Barclays serves as administrative agent, Wilmington Trust serves as collateral administrator, collateral agent and securities intermediary and the Company serves as servicer under the Blanca Peak Funding Facility.
Prior to December 19, 2024, advances under the Blanca Peak Funding Facility bore interest at a per annum rate equal to in the case of dollar advances, three-month term SOFR, and in the case of foreign currency advances, the applicable benchmark in effect for such currency, plus an applicable margin of 2.096% per annum. From and after December 19, 2024, advances under the Blanca Peak Funding Facility bear interest at a per annum rate equal to in the case of dollar advances, three-month term SOFR, and in the case of foreign currency advances, the applicable benchmark in effect for such currency, plus an applicable margin of 1.85% per annum. Blanca Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization percentage accruing a fee at a rate equal to the applicable margin described above. On any date when Blanca Peak Funding is not utilizing more than 90% of the financing commitments, Blanca Peak Funding pays an unused fee of 0.50% per annum on the daily unused amount of the financing commitments in excess of such minimum utilization amount. Blanca Peak Funding also pays to Barclays an administrative agency fee, in addition to certain other fees, each as agreed between Blanca Peak Funding and Barclays.
Proceeds from borrowings under the Blanca Peak Funding Facility may be used to fund portfolio investments by Blanca Peak Funding and to make advances under revolving loans or delayed draw term loans where Blanca Peak Funding is a lender.
The period during which Blanca Peak Funding may make borrowings under the Blanca Peak Funding Facility expires on March 31, 2025, and the Blanca Peak Funding Facility matures and all amounts outstanding under the facility must be repaid by December 19, 2032; provided that Barclays may require repayment of all amounts outstanding under the facility from and after August 19, 2026.
On January 30, 2025, the Blanca Peak Funding Facility was amended. For further detail on the amendment, see
“Note 14. Subsequent Events.”
Windom Peak Funding Facility
On September 2, 2021, Windom Peak Funding entered into a senior secured revolving credit facility (the “Windom Peak Funding Facility”) with Wells Fargo. Wells Fargo serves as administrative agent and collateral administrator and the Company serves as investment adviser under the Windom Peak Funding Facility.
Advances under the Windom Peak Funding Facility will bear interest, payable on a monthly basis in arrears, at a per annum rate equal to the “benchmark” rate for the currency of the applicable advance (which is, daily simple SOFR with respect to dollar advances) plus the “applicable margin” (which, prior to August 29, 2024, is a blended spread equal to the sum of 1.65% per annum with respect to any advances backed by broadly-syndicated loans and 2.15% per annum with respect to any advances backed by recurring revenue loans, middle market loans, first-lien last out loans or second lien loans, and from and after August 29, 2024 is 1.95% per annum for all advances). Windom Peak Funding is required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee at a rate of 1.50% per annum. Windom Peak Funding also pays an unused fee of 0.50% on the daily unused amount of the financing commitments, in addition to certain other fees, each as agreed between Windom Peak Funding and Wells Fargo.
Proceeds from borrowings under the Windom Peak Funding Facility may be used to fund portfolio investments by Windom Peak Funding and to make advances under revolving loans or delayed draw term loans where Windom Peak Funding is a lender.
The period during which Windom Peak Funding may make borrowings under the Windom Peak Funding Facility expires on August 27, 2026, and the Windom Peak Funding Facility matures and all amounts outstanding under the facility must be repaid by August 29, 2029.
Monarch Peak Funding Facility
On November 3, 2021, Monarch Peak Funding entered into a senior secured revolving credit facility (the “Monarch Peak Funding Facility”) with MUFG Bank, Ltd. (“MUFG”). MUFG serves as administrative agent, The Bank of New York Mellon Trust Company, National Association, serves as collateral agent, collateral custodian and collateral administrator and the Company serves as collateral manager under the Monarch Peak Funding Facility.
Prior to November 3, 2024, advances under the Monarch Peak Funding Facility bore interest at a per annum rate equal to one-month term SOFR, plus the applicable margin of 1.65% per annum to 2.05% per annum depending on the nature of the advances being requested. From and after November 3, 2024, advances under the Monarch Peak Funding Facility bear interest at a per annum rate equal to one-month term SOFR, plus an applicable margin of 1.45% per annum to 1.90% per annum depending on the nature of the advances being requested. Monarch Peak Funding is required to utilize a minimum percentage of the financing comments, with unused amounts below such minimum utilization percentage accruing a fee at a rate of, prior to November 3, 2024, 1.99% per annum, and from and after February 3, 2025, 1.75% per annum. Prior to November 3, 2024, Monarch Peak Funding also paid an unused commitment fee of 0.35% per annum on a portion of the daily unused commitments under the Monarch Peak Funding Facility in excess of such minimum utilization amounts. From April 3, 2025 until September 2, 2025, Monarch Peak Funding will pay an unused commitment fee of 0.50% per annum on a portion of the daily unused commitments under the Monarch Peak Funding Facility in excess of such minimum utilization amounts, and from and after September 3, 2025, Monarch Peak Funding will pay an unused commitment fee of 0.35% per annum on a portion of the daily unused commitments under the Monarch Peak Funding Facility in excess of such minimum utilization amounts, in addition to certain other fees as agreed between Monarch Peak Funding and MUFG.
Proceeds from borrowings under the Monarch Peak Funding Facility may be used to fund portfolio investments by Monarch Peak Funding and to make advances under revolving loans or delayed draw term loans where Monarch Peak Funding is a lender.
The period during which Monarch Peak Funding may make borrowings under the Monarch Peak Funding Facility expires on December 20, 2027, and the Monarch Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by December 20, 2029.
Borah Peak Funding Facility
On April 4, 2022, Borah Peak Funding LLC entered into a senior secured revolving credit facility (the “Borah Peak Funding Facility”) with Bank of America. Bank of America served as administrative agent,

Deutsche Bank Trust Company Americas served as collateral administrator and the Company served as manager under the Borah Peak Funding Facility.
Advances under the Borah Peak Funding Facility bore interest at a per annum rate equal to the one-month term SOFR rate plus the applicable margin of 1.35%. Borah Peak Funding was required to utilize a minimum percentage of the financing commitment, with unused amounts below such minimum utilization amount accruing a fee at a rate of 1.35% per annum. In addition, Borah Peak Funding paid an unused fee of 0.25% per annum on the daily unused amount of the financing commitments in excess of such minimum utilization amount, in addition to certain other fees as agreed between Borah Peak Funding and Bank of America.
Proceeds from borrowings under the Borah Peak Funding Facility were used to fund portfolio investments by Borah Peak Funding and to make advances under revolving loans or delayed draw term loans where Borah Peak Funding is a lender.
On March 14, 2024, the Borah Peak Funding Facility was terminated and all amounts outstanding under the facility were repaid in full.
Naomi Peak Funding Facility
On July 18, 2022, Naomi Peak Funding entered into a senior secured revolving credit facility (the “Naomi Peak Funding Facility”) with Natixis. Natixis, New York Branch served as administrative agent, Wilmington Trust served as collateral agent, collateral administrator and custodian, and the Company served as collateral manager under the Naomi Peak Funding Facility.
Advances under the Naomi Peak Funding Facility bore interest at a per annum rate equal to three-month term SOFR plus an applicable margin of 2.50% per annum. Naomi Peak Funding paid an unused commitment fee of 0.50% per annum on the average daily unused revolving commitments under the Naomi Peak Funding Facility, which fee increased to 0.75% per annum for any day on or after January 18, 2023 on which more than 10% of the revolving commitments were unused, in addition to certain other fees as agreed between Naomi Peak Funding and Natixis.
On April 19, 2024, the Naomi Peak Funding Facility was terminated and all amounts outstanding under the facility were repaid in full.
Meridian Peak Funding Facility
On August 16, 2022, Meridian Peak Funding entered into a senior secured revolving credit facility (the “Meridian Peak Funding Facility”) with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Wilmington Trust, National Association serves as administrative agent, collateral agent and custodian, and the Company serves as equity holder and collateral manager under the Meridian Peak Funding Facility.
Advances under the Meridian Peak Funding Facility bear interest initially at a per annum rate equal to three-month term SOFR plus an applicable margin of 2.50% per annum. Effective August 16, 2023, Meridian Peak Funding will be required to utilize a minimum percentage of the financing commitments, with unused amounts below such minimum utilization amount accruing a fee at a rate of 2.50% per annum, in addition to certain other fees as agreed between Meridian Peak Funding and Mass Mutual.
Proceeds from borrowings under the Meridian Peak Funding Facility may be used to fund portfolio investments by Meridian Peak Funding and to make advances under revolving loans or delayed draw term loans where Meridian Peak Funding is a lender.

The period during which Meridian Peak Funding may make borrowings under the Meridian Peak Funding Facility expires on August 16, 2025, and the Meridian Peak Funding Facility will mature and all amounts outstanding under the credit facility must be repaid by August 16, 2030.
Haydon Peak Funding Facility
On October 7, 2022, Haydon Peak Funding entered into a senior secured revolving credit facility (the “Haydon Peak Funding Facility”) with HSBC Bank USA, National Association (“HSBC”). HSBC serves as administrative agent, Wilmington Trust serves as collateral agent, account bank and collateral custodian, and the Company serves as servicer and transferor under the Haydon Peak Funding Facility.
Prior to May 25, 2023, advances under the Haydon Peak Funding Facility bore interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance (which is one- or three-month term SOFR or daily simple SOFR, at the election of Haydon Peak Funding, in the case of dollar advances), plus an applicable margin ranging from 1.75% to 2.25% per annum depending on the nature of the advances being requested under the credit facility. From May 25, 2023 to November 19, 2024, advances under the Haydon Peak Funding Facility bore interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance (which is one- or three-month term SOFR or daily simple SOFR, at the election of Haydon Peak Funding, in the case of dollar advances), plus an applicable margin of 2.35% per annum. From and after November 20, 2024, advances under the Haydon Peak Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance (which is one- or three-month term SOFR or daily simple SOFR, at the election of Haydon Peak Funding, in the case of dollar advances), plus an applicable margin of 1.90% per annum. Effective April 7, 2023 until November 19, 2024, Haydon Peak Funding paid an unused commitment fee of 0.50% per annum if the unused facility amount is greater than 25%, based on the average daily unused amount of the financing commitments. From and after November 20, 2024, Haydon Peak Funding pays an unused commitment fee ranging from 0.75% per annum to 2.00% per annum if the unused facility amount is greater than 25%, based on the average daily unused amount of the financing commitments, in addition to certain other fees as agreed between Haydon Peak Funding and HSBC.
Proceeds from borrowings under the Haydon Peak Funding Facility may be used to fund portfolio investments by Haydon Peak Funding and to make advances under revolving loans or delayed draw term loans where Haydon Peak Funding is a lender.
The period during which Haydon Peak Funding may make borrowings under the Haydon Peak Funding Facility expires on May 25, 2026, and the Haydon Peak Funding Facility will mature and all amounts outstanding under the credit facility must be repaid by May 25, 2028.
Bear Peak Funding Facility
On October 10, 2022, Bear Peak Funding entered into a senior secured revolving credit facility (the “Bear Peak Funding Facility”) with BNPP. GLAS USA LLC serves as administrative agent, GLAS Trust Corporation Limited serves as collateral agent, and the Company serves as servicer under the Bear Peak Funding Facility.
Prior to December 19, 2024, advances under the Bear Peak Funding Facility bore interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance, plus an applicable margin of 2.45% per annum. From and after December 19, 2024, advances under the Bear Peak Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance, plus an applicable margin of 1.95% per annum. Bear Peak Funding pays a commitment fee of 0.90% per annum if the unused facility amount is greater than 50% or 0.35% per annum if the unused facility amount is less than or equal to 50% and greater than 25%, based on the average daily unused amount of the financing commitments. Bear Peak Funding also pays BNPP an arranger fee, in addition to certain other fees, each as agreed between Bear Peak Funding and BNPP.

The committed principal amount as of December 31, 2024 is €500.0 million. Proceeds from borrowings under the credit facility may be used to fund portfolio investments by Bear Peak Funding and to make advances under delayed draw term loans and revolving loans where Bear Peak Funding is a lender.
The period during which Bear Peak Funding may make borrowings under the Bear Peak Funding Facility expires on October 10, 2025, and the Bear Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid by October 10, 2027.
Phoenix Peak Funding Facility
On September 25, 2024, BCRED Phoenix Peak Funding LLC (“Phoenix Peak Funding”) entered into a secured credit facility (the “Phoenix Peak Funding Facility”) with HSBC Bank Plc (“HSBC Plc”). Trimont Europe Limited serves as agent and security agent under the Phoenix Peak Funding Facility and Trimont Europe Limited is also appointed as servicer pursuant to a separate servicing agreement.
Advances under the Phoenix Peak Funding Facility bear interest at a per annum rate equal to the benchmark in effect for the currency of the applicable advance, plus an applicable margin of 1.75% per annum. Effective October 25, 2024 through December 2, 2024, Phoenix Peak Funding was obliged to pay a commitment fee of 0.78% per annum of the unused Term Facility A amount. Phoenix Peak Funding also paid HSBC Plc an arranger fee, in addition to certain other fees, each as agreed between Phoenix Peak Funding and HSBC Plc.
The committed principal amount as of December 31, 2024 is €142.8 million (Term Facility A) and £39.8 million (Term Facility B). Proceeds from borrowings under the Phoenix Peak Funding Facility must be used to finance or refinance advances under a facility agreement financing a portfolio of European real estate assets (the “Asset Level Facility”) where Phoenix Peak Funding is a lender.
The period during which Phoenix Peak Funding may make borrowings under the Phoenix Peak Funding Facility has expired and the Phoenix Peak Funding Facility will mature and all amounts outstanding under the facility must be repaid five business days following the termination date under the Asset Level Facility, which expires on October 4, 2028 with an option to extend to October 4, 2029.
Revolving Credit Facility
On May 18, 2021, the Company, entered into a senior secured credit facility (which was most recently amended and restated on August 6, 2024, and as further amended from time to time, the “Revolving Credit Facility”) with Citi. Citi serves as administrative agent and collateral agent.
The Revolving Credit Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies. Borrowings under the Revolving Credit Facility are subject to compliance with a borrowing base. As of December 31, 2024, a portion of the Revolving Credit Facility consists of (A) funded term loans in the aggregate principal amount of $395.0 million, and (B) revolving commitments in the aggregate principal amount of $5.3 billion , and the Revolving Credit Facility provides for the issuance of letters of credit on behalf of the Company in an aggregate face amount not to exceed $175.0 million. Proceeds from the borrowings under the Revolving Credit Facility may be used for general corporate purposes of the Company and its subsidiaries. As of December 31, 2024, the period during which the Company may make borrowings on the Revolving Credit Facility expires on August 12, 2028 (other than with respect to the foreign currency commitments of certain lenders in the amount of (x) $50.0 million, which expire on May 6, 2026 and (y) $90.0 million, which expire on June 9, 2027), and the Revolving Credit Facility will mature and all amounts outstanding under the credit facility must be repaid by August 12, 2029 (other than with respect to (x) the foreign currency commitments of certain lenders in the amount of $50.0 million, which mature on May 6, 2027 and (y) the foreign currency commitments of certain lenders in the amount of $90.0 million and term loans of certain lenders in the amount of $10.0 million, which mature on June 9, 2028), pursuant to an amortization schedule.

Borrowings under the Revolving Credit Facility with respect to foreign currency commitments of certain lenders in the amount of $140.0 million and term loans of certain lenders in the amount of $10.0 million bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the “alternate base rate” (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5%, and (c) one month adjusted term SOFR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 0.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.875%, and (y) for all other loans, the applicable benchmark rate for the related interest period for such borrowing plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 1.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.875%. All other Borrowings under the Revolving Credit Facility bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the “alternate base rate” (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5%, and (c) one month adjusted term SOFR plus 1.0% per annum) plus (A) if the gross borrowing base is equal to or greater than 2.0 times the combined revolving debt amount, 0.525%, (B) if the gross borrowing base is less than 2.0 times and is equal to or greater than 1.6 times the combined revolving debt amount, 0.650%, or (C) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.775%, and (y) for all other loans, the applicable benchmark rate for the related interest period for such borrowing plus (A) if the gross borrowing base is equal to or greater than 2.0 times the combined revolving debt amount, 1.525%, (B) if the gross borrowing base is less than 2.0 times and is equal to or greater than 1.6 times the combined revolving debt amount, 1.650%, or (C) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.775%. The Company pays an unused fee of 0.325% per annum on the daily unused amount of the revolver commitments (other than with respect to the foreign currency commitments of certain lenders in the amount of $140.0 million, for which the Company pays an unused fee of 0.375%). The Company will pay letter of credit participation fees and a fronting fee on the average daily amount of any lender’s exposure with respect to any letters of credit issued under the Revolving Credit Facility.
The Company’s obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company’s assets.
In connection with the Revolving Credit Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition, the Company must comply with the following financial covenants: (a) the Company must maintain a minimum shareholders’ equity, measured as of each fiscal quarter end; and (b) the Company must maintain at all times a 150% asset coverage ratio.
The Revolving Credit Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, Citi may terminate the commitments and declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable.
As of December 31, 2024 and December 31, 2023, the Company was in compliance with all covenants and other requirements of the Revolving Credit Facility.
Private Placement Bonds
The Company issued unsecured notes, as further described below: June 2024 Notes, June 2026 Notes, May 2027 Notes and October 2027 Notes (each as defined below), which are collectively referred to herein as the “Private Placement Bonds.”

As of December 31, 2024 and December 31, 2023, the Company was in compliance with all covenants and other requirements of each of the Private Placement Bonds.
June 2024 Notes
On June 21, 2021, the Company entered into a Note Purchase Agreement (the “2021 Note Purchase Agreement”) governing the issuance of $435.0 million in aggregate principal amount of its 2.56% Series A Senior Notes (the “June 2024 Notes”) to qualified institutional investors in a private placement. Interest on the June 2024 Notes was due semiannually on June 3 and December 3. In addition, the Company was obligated to offer to repay the June 2024 Notes at par if certain change in control events occur. The June 2024 Notes were general unsecured obligations of the Company that ranked pari passu
with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.
The June 2024 Notes were issued on June 21, 2021, matured on June 21, 2024, and were paid off consistent with the terms of the 2021 Note Purchase Agreement.
In connection with the June 2024 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the June 2024 Notes in a qualifying hedge accounting relationship. The interest rate swap designated in the qualifying hedge accounting of the June 2024 Notes matured on June 21, 2024.
June 2026 Notes
On August 17, 2021, the Company entered into the first supplement to the 2021 Note Purchase Agreement, governing the issuance of $400.0 million in aggregate principal amount of its 3.27% Series B Senior Notes (the “June 2026 Notes”) to qualified institutional investors in a private placement. The June 2026 Notes were issued on June 21, 2021 and will mature on June 21, 2026 unless redeemed, purchased or prepaid prior to such date by the Company or its affiliates in accordance with their terms. Interest on the June 2026 Notes will be due semiannually on February 17 and August 17. In addition, the Company is obligated to offer to repay the June 2026 Notes at par if certain change in control events occur. The June 2026 Notes are general unsecured obligations of the Company that rank pari passu
with all outstanding and future unsecured unsubordinated indebtedness issued by the Company. In addition, in the event of a Below Investment Grade Event, the June 2026 Notes will bear interest at a fixed rate of 4.27% per year from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing.
May 2027 Notes
On May 3, 2022, the Company entered into a Note Purchase Agreement governing the issuance of $625.0 million in aggregate principal amount 5.61% Series A Senior Notes (the “May 2027 Notes”) to qualified institutional investors in a private placement. The May 2027 Notes were issued on May 3, 2022 and will mature on May 3, 2027 unless redeemed, purchased or prepaid prior to such date by the Company or its affiliates in accordance with their terms. Interest on the May 2027 Notes will be due semiannually. In addition, the Company is obligated to offer to repay the May 2027 Notes at par if certain change in control events occur. The May 2027 Notes are general unsecured obligations of the Company that rank pari passu
with all outstanding and future unsecured unsubordinated indebtedness issued by the Company. In addition, in the event that a Below Investment Grade Event occurs, the May 2027 Notes will bear interest at a fixed rate of 6.61% per year from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing.
In connection with the May 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the May 2027 Notes in a qualifying hedge accounting relationship.

October 2027 Notes
On October 11, 2022, the Company entered into a Master Note Purchase Agreement (the “October 2022 Note Purchase Agreement”) governing the issuance of $350.0 million in aggregate principal amount of its 7.49% Series D Senior Notes (the “October 2027 Notes”) to qualified institutional investors in a private placement. The October 2027 Notes were issued on October 11, 2022 for an aggregate issue price of $345.6 million, or $987.57 per $1,000 principal amount of the October 2027 Notes, and will mature on October 11, 2027 unless redeemed, purchased or prepaid prior to such date by the Company or its affiliates in accordance with their terms. Interest on the Notes will be due semiannually. In addition, the Company is obligated to offer to repay the October 2027 Notes at par if certain change in control events occur. The October 2027 Notes are general unsecured obligations of the Company that rank pari passu
with all outstanding and future unsecured, unsubordinated indebtedness issued by the Company. In addition, in the event that a Below Investment Grade Event (as defined in the October 2022 Note Purchase Agreement) occurs, the October 2027 Notes will bear interest at a fixed rate of 8.49% per year from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing.
In connection with the October 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the October 2027 Notes in a qualifying hedge accounting relationship.
Unsecured Notes
The Company issued unsecured notes, as further described below: September 2024 Notes, December 2026 Notes, November 2026 Eurobonds, November 2024 Notes, March 2027 Notes, January 2025 Notes, January 2029 Notes, March 2025 Notes, April 2026 UK Bonds, September 2025 Notes, November 2028 Notes, January 2031 Notes, July 2029 Notes, September 2027 Notes, April 2030 Notes, November 2029 Notes and November 2034 Notes (each as defined below), which are collectively referred to herein as the “Unsecured Notes.”
The Unsecured Notes contain certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the Unsecured Notes and the Trustee (as defined below) if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in each respective indenture governing the Unsecured Notes (the “Unsecured Notes Indentures”).
In addition, on the occurrence of a “change of control repurchase event,” as defined in each respective Unsecured Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding Unsecured Notes at a price equal to 100% of the principal amount of such Unsecured Notes plus accrued and unpaid interest to the repurchase date.
As of December 31, 2024 and December 31, 2023, the Company was in compliance with all covenants and other requirements of each of the Unsecured Notes.
September 2024 Notes
On September 15, 2021, the Company issued $365.0 million aggregate principal amount of 1.750% notes due 2024 (the “September 2024 Notes”) pursuant to an indenture (the “Base Indenture”) and a supplemental indenture, each dated as of September 15, 2021 (and together with the Base Indenture, the “September 2024 Notes Indenture”), between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association, the “Trustee”).

The September 2024 Notes matured on September 15, 2024, and were paid off consistent with the terms of the September 2024 Notes Indenture
In connection with the September 2024 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the September 2024 Notes in a qualifying hedge accounting relationship. The interest rate swap designated in the qualifying hedge accounting of the September 2024 Notes matured on September 15, 2024.
December 2026 Notes
On September 15, 2021, the Company issued $900.0 million aggregate principal amount of 2.625% notes due 2026 (the “December 2026 Notes”) pursuant to a supplemental indenture, dated as of September 15, 2021 (and together with the Base Indenture, the “December 2026 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The December 2026 Notes will mature on December 15, 2026 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the December 2026 Notes Indenture. The December 2026 Notes bear interest at a rate of 2.625% per year payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2022. The December 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the December 2026 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
On October 13, 2021, the Company issued $350.0 million aggregate principal amount of 2.625% notes due 2026 (“December 2026 Notes Upsize”) under the Company’s Base Indenture and December 2026 Notes Indenture. The December 2026 Notes Upsize were issued as “Additional Notes” under the December 2026 Notes Indenture and have identical terms to the Company’s $900.0 million December 2026 Notes that were issued on September 15, 2021, other than the issue date and the issue price. The December 2026 Notes Upsize will be treated as a single class of notes with the December 2026 Notes for all purposes under the December 2026 Notes Indenture.
In connection with the December 2026 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the December 2026 Notes in a qualifying hedge accounting relationship.
November 2026 Eurobonds
On November 2, 2021, the Company issued €500.0 million aggregate principal amount of 1.750% notes due 2026 (the “November 2026 Eurobonds”) pursuant to a supplemental indenture, dated as of November 2, 2021 (and together with the Base Indenture, the “November 2026 Eurobonds Indenture”), to the Base Indenture between the Company and the Trustee.
The November 2026 Eurobonds will mature on November 30, 2026 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the November 2026 Eurobonds Indenture. The November 2026 Eurobonds bear interest at a rate of 1.750% per year payable annually on November 30 of each year, commencing on November 30, 2021. The November 2026 Eurobonds are

general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the November 2026 Eurobonds, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
November 2024 Notes
On November 22, 2021, the Company issued $500.0 million aggregate principal amount of 2.350% notes due 2024 (the “November 2024 Notes”) pursuant to a supplemental indenture, dated as of November 22, 2021 (and together with the Base Indenture, the “November 2024 Notes Indenture”), between the Company and the Trustee.
The November 2024 Notes matured on November 22, 2024, and were paid off consistent with the terms of the November 2024 Notes Indenture.
In connection with the November 2024 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the November 2024 Notes in a qualifying hedge accounting relationship. The interest rate swap designated in the qualifying hedge accounting of the November 2024 Notes matured on November 22, 2024.
March 2027 Notes
On November 22, 2021, the Company issued $1.0 billion aggregate principal amount of 3.250% notes due 2027 (the “March 2027 Notes”) pursuant to a supplemental indenture, dated as of November 22, 2021 (and together with the Base Indenture, the “March 2027 Notes Indenture”), between the Company and the Trustee.
The March 2027 Notes will mature on March 15, 2027 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the March 2027 Notes Indenture. The March 2027 Notes bear interest at a rate of 3.250% per year payable semi-annually on March 15 and September 15 of each year, commencing on March 15, 2022. The March 2027 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the March 2027 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
January 2025 Notes
On January 18, 2022, the Company issued $500.0 million aggregate principal amount of 2.700% notes due 2025 (the “January 2025 Notes”) pursuant to a supplemental indenture, dated as of January 18, 2022 (and together with the Base Indenture, the “January 2025 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The January 2025 Notes will mature on January 15, 2025 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the January 2025 Notes Indenture. The January 2025 Notes bear interest at a rate of 2.700% per year payable semi-annually on

January 15 and July 15 of each year, commencing on July 15, 2022. The January 2025 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the January 2025 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the January 2025 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the January 2025 Notes in a qualifying hedge accounting relationship.
January 2029 Notes
On January 18, 2022, the Company issued $650.0 million aggregate principal amount of 4.000% notes due 2029 (the “January 2029 Notes”) pursuant to a supplemental indenture, dated as of January 18, 2022 (and together with the Base Indenture, the “January 2029 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The January 2029 Notes will mature on January 15, 2029 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the January 2029 Notes Indenture. The January 2029 Notes bear interest at a rate of 4.000% per year payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2022. The January 2029 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the January 2029 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
March 2025 Notes
On March 24, 2022, the Company issued $900.0 million aggregate principal amount of 4.700% notes due 2025 (the “March 2025 Notes”) pursuant to a supplemental indenture, dated as of March 24, 2022 (and together with the Base Indenture, the “March 2025 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The March 2025 Notes will mature on March 24, 2025 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the March 2025 Notes Indenture. The March 2025 Notes bear interest at a rate of 4.700% per year payable semi-annually on March 24 and September 24 of each year, commencing on September 24, 2022. The March 2025 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the March 2025 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

In connection with the March 2025 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the March 2025 Notes in a qualifying hedge accounting relationship.
April 2026 UK Bonds
On April 14, 2022, the Company issued £250.0 million in aggregate principal amount of its 4.875% notes due 2026 (the “April 2026 UK Bonds”) pursuant to a supplemental indenture, dated as of April 14, 2022 (and together with the Base Indenture, the “April 2026 UK Bonds Indenture”), to the Base Indenture between the Company and the Trustee.
The April 2026 UK Bonds will mature on April 14, 2026 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the April 2026 UK Bonds Indenture. The April 2026 UK Bonds bear interest at a rate of 4.875% per year payable annually on April 14 of each year, commencing April 14, 2023. The April 2026 UK Bonds are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the April 2026 UK Bonds, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the April 2026 UK Bonds, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the April 2026 UK Bonds in a qualifying hedge accounting relationship.
September 2025 Notes
On September 27, 2022, the Company issued $600.0 million aggregate principal amount of 7.050% notes due 2025 (the “September 2025 Notes”) pursuant to a supplemental indenture, dated as of September 27, 2022 (and together with the Base Indenture, the “September 2025 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The September 2025 Notes will mature on September 29, 2025 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the September 2025 Notes Indenture. The September 2025 Notes bear interest at a rate of 7.050% per year payable semi-annually on March 29 and September 29 of each year, commencing on March 29, 2023. The September 2025 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the September 2025 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the September 2025 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and September 2025 Notes in a qualifying hedge accounting relationship.

On November 17, 2022, the Company issued $200.0 million aggregate principal amount of 7.050% notes due 2025 (“September 2025 Notes Upsize”) under the Company’s Base Indenture and September 2025 Notes Indenture. The September 2025 Notes Upsize were issued as “Additional Notes” under the September 2025 Notes Indenture and have identical terms to the Company’s $600.0 million September 2025 Notes that were issued on September 27, 2022, other than the issue date and the issue price. The September 2026 Notes Upsize will be treated as a single class of notes with the September 2026 Notes for all purposes under the September 2025 Notes Indenture.
In connection with the September 2025 Notes Upsize, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the September 2025 Notes Upsize in a qualifying hedge accounting relationship.
November 2028 Notes
On November 27, 2023, the Company issued $500.0 million aggregate principal amount of 7.300% notes due 2028 (the “November 2028 Notes”) pursuant to a supplemental indenture, dated as of November 27, 2023 (and together with the Base Indenture, the “November 2028 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The November 2028 Notes will mature on November 27, 2028 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the November 2028 Notes Indenture. The November 2028 Notes bear interest at a rate of 7.300% per year payable semi-annually on May 27 and November 27 of each year, commencing on May 27, 2024. The November 2028 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the November 2028 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the November 2028 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the November 2028 Notes in a qualifying hedge accounting relationship.
January 2031 Notes
On January 25, 2024, the Company issued $500.0 million aggregate principal amount of 6.250% notes due 2031 (the “January 2031 Notes”) pursuant to a supplemental indenture, dated as of January 25, 2024 (and together with the Base Indenture, the “January 2031 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The January 2031 Notes will mature on January 25, 2031 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the January 2031 Notes Indenture. The January 2031 Notes bear interest at a rate of 6.250% per year payable semi-annually on January 25 and July 25 of each year, commencing on July 25, 2024. The January 2031 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the January 2031 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the January 2031 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the January 2031 Notes in a qualifying hedge accounting relationship.
July 2029 Notes
On May 29, 2024, the Company issued $500.0 million aggregate principal amount of 5.950% notes due 2029 (the “July 2029 Notes”) pursuant to a supplemental indenture, dated as of May 29, 2024 (and together with the Base Indenture, the “July 2029 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The July 2029 Notes will mature on July 16, 2029 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the July 2029 Notes Indenture. The July 2029 Notes bear interest at a rate of 5.950% per year payable semi-annually on January 16 and July 16 of each year, commencing on January 16, 2025. The July 2029 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the July 2029 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the July 2029 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the July 2029 Notes in a qualifying hedge accounting relationship.
September 2027 Notes
On September 26, 2024, the Company issued $400.0 million aggregate principal amount of 4.950% notes due 2027 (the “September 2027 Notes”) pursuant to a supplemental indenture, dated as of September 26, 2024 (and together with the Base Indenture, the “September 2027 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The September 2027 Notes will mature on September 26, 2027 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the September 2027 Notes Indenture. The September 2027 Notes bear interest at a rate of 4.950% per year payable semi-annually on March 26 and September 26 of each year, commencing on March 26, 2025. The September 2027 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the September 2027 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

In connection with the September 2027 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the September 2027 Notes in a qualifying hedge accounting relationship.
April 2030 Notes
On September 26, 2024, the Company issued $400.0 million aggregate principal amount of 5.250% notes due 2030 (the “April 2030 Notes”) pursuant to a supplemental indenture, dated as of September 26, 2024 (and together with the Base Indenture, the “April 2030 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The April 2030 Notes will mature on April 1, 2030 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the April 2030 Notes Indenture. The April 2030 Notes bear interest at a rate of 5.250% per year payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 2025. The April 2030 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the April 2030 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the April 2030 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the April 2030 Notes in a qualifying hedge accounting relationship.
November 2029 Notes
On November 22, 2024, the Company issued $400.0 million aggregate principal amount of 5.600% notes due 2029 (the “November 2029 Notes”) pursuant to a supplemental indenture, dated as of November 22, 2024 (and together with the Base Indenture, the “November 2029 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The November 2029 Notes will mature on November 22, 2029 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the November 2029 Notes Indenture. The November 2029 Notes bear interest at a rate of 5.600% per year payable semi-annually on May 22 and November 22 of each year, commencing on May 22, 2025. The November 2029 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the November 2029 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the November 2029 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the November 2029 Notes in a qualifying hedge accounting relationship.

November 2034 Notes
On November 22, 2024 and December 11, 2024, the Company issued $600.0 million aggregate principal amount and $200.0 million aggregate principal amount, respectively, of 6.000% notes due 2034 (the “November 2034 Notes”) pursuant to a supplemental indenture, dated as of November 22, 2024 (and together with the Base Indenture, the “November 2034 Notes Indenture”), to the Base Indenture between the Company and the Trustee.
The November 2034 Notes will mature on November 22, 2034 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the November 2034 Notes Indenture. The November 2034 Notes bear interest at a rate of 6.000% per year payable semi-annually on May 22 and November 22 of each year, commencing on May 22, 2025. The November 2034 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the November 2034 Notes, rank pari passu
with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the November 2034 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the November 2034 Notes in a qualifying hedge accounting relationship.
Debt Securitizations
The Company has determined that the securitization vehicles noted below operate as an extension of the Company and therefore, will be consolidated by the Company.
2021-1 BSL Debt Securitization
On June 29, 2021, the Company completed an $876.6 million term debt securitization (the “2021-1 BSL Debt Securitization”), $819.5 million of which was funded on the closing date. Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2021-1 BSL Debt Securitization (collectively, the “2021-1 BSL Notes”) were issued by BCRED BSL CLO 2021-1, Ltd. (“BCRED BSL CLO Issuer”), a special purpose vehicle with its ordinary shares owned in a Cayman Islands charitable trust, and BCRED BSL CLO 2021-1, LLC, a wholly-owned subsidiary of BCRED BSL CLO Issuer (collectively, the “2021-1 BSL Issuers”), and are secured by a diversified portfolio of senior secured loans and participation interests therein. The Company holds the subordinated notes of BCRED BSL CLO Issuer representing a residual economic interest in BCRED BSL CLO Issuer.

The following table presents information on the secured and unsecured notes issued in the 2021-1 BSL Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate (3)	Credit Rating
Class A Notes	Senior Secured Floating Rate	$499,800	SOFR + 1.25%	Aaa
Class B Notes	Senior Secured Floating Rate	38,760	SOFR + 1.80%	Aa2
Class C Notes	Mezzanine Secured Deferrable Floating Rate	59,160	SOFR + 2.15%	A2
Class D Notes	Mezzanine Secured Deferrable Floating Rate	65,280	SOFR + 3.35%	Baa3
Class E Notes (1)	Junior Secured Deferrable Floating Rate	—	SOFR + 7.00%	Ba3

Total Secured Notes		663,000
Subordinated Notes (2)		156,500	None	Not rated

Total 2021-1 BSL Notes		$819,500

(1)	The Class E Notes were initially issued as unfunded, undrawn class of notes, in the amount of $57.1 million, that may be funded after closing at direction of the Company.
(2)	The Company retained all of the Subordinated Notes issued in the 2021-1 BSL Debt Securitization which are eliminated in consolidation.
(3)	The floating rate notes include a spread adjustment to SOFR of 0.26161% included within the base rate.
The 2021-1 BSL Notes mature in July 2034, unless redeemed by the 2021-1 BSL Issuers, at the direction of the Company as holder of the Subordinated Notes on any business day after July 20, 2023. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the 2021-1 BSL Issuers. The Class A Notes, Class B Notes, Class C Notes and Class D Notes are the secured obligations of the 2021-1 BSL Issuers and the Class E Notes and Subordinated Notes are the unsecured obligations of BCRED BSL CLO Issuer. The indenture governing the 2021-1 BSL Notes includes customary covenants and events of default.
The 2021-1 BSL Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to BCRED BSL CLO Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
2021-2 Debt Securitization
On November 1, 2021, the Company completed a $603.7 million term debt securitization (the “2021-2 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2021-2 Debt Securitization (collectively, the “2021-2 Notes”) were issued by BCRED BSL CLO 2021-2, Ltd. (“BCRED BSL CLO 2 Issuer”), a special purpose vehicle with its ordinary shares owned in a Cayman Islands charitable trust, and BCRED BSL CLO 2021-2, LLC, a wholly-owned subsidiary of BCRED BSL CLO 2 Issuer (collectively, the “2021-2 Issuers”), and are secured by a diversified portfolio of senior secured loans and participation interests therein. The Company holds the subordinated notes of BCRED BSL CLO 2 Issuer representing a residual economic interest in BCRED BSL CLO 2 Issuer.

The following table presents information on the secured and unsecured notes issued in the 2021-2 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate (2)	Credit Rating
Class A-L Loans (3)	Senior Secured Floating Rate	$218,000	SOFR + 1.22%	Aaa
Class A Notes (3)	Senior Secured Floating Rate	149,500	SOFR + 1.22%	Aaa
Class B Notes	Senior Secured Floating Rate	38,100	SOFR + 1.75%	Aa2
Class C Notes	Mezzanine Secured Deferrable Floating Rate	48,000	SOFR + 2.05%	A
Class D Notes	Mezzanine Secured Deferrable Floating Rate	52,200	SOFR + 3.15%	BBB-

Total Secured Notes		505,800
Subordinated Notes (1)		97,850	None	Not rated

Total 2021-2 Notes		$603,650

(1)	The Company retained all of the Subordinated Notes issued in the 2021-2 Debt Securitization which are eliminated in consolidation.
(2)	The floating rate notes include a spread adjustment to SOFR of 0.26161% included within the base rate.
(3)
The aggregate principal amount of the Class A Notes may be increased by up to $218.0 million and the aggregate principal amount of the Class A-L Loans reduced to $0 million upon a conversion of the Class A-L Loans in accordance with this Indenture and the Credit Agreement.

The 2021-2 Notes mature in October 2034, unless redeemed by the 2021-2 Issuers, at the direction of the Company as holder of the Subordinated Notes on any business day after October 20, 2023. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the 2021-2 Issuers. The Class A-L Loans, Class A Notes, Class B Notes, Class C Notes and Class D Notes are the secured obligations of the 2021-2 Issuers and the Subordinated Notes are the unsecured obligations of BCRED BSL CLO 2 Issuer. The indenture governing the 2021-2 Notes and the credit agreement governing the Class A-L Loans include customary covenants and events of default.
The 2021-2 Notes have not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to BCRED BSL CLO 2 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
MML 2021-1 Debt Securitization
On December 15, 2021, the Company completed a $1.0 billion term debt securitization (the “MML 2021-1 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the MML 2021-1 Debt Securitization (collectively, the “MML 2021-1 Notes”) were issued by BCRED MML CLO 2021-1 LLC (the “MML 2021-1 Issuer”), a wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of middle market loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued in the MML 2021-1 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate (2)	Credit Rating
Class A Loans (3)	Senior Secured Floating Rate	$50,000	SOFR + 1.48%	Aaa
Class A Notes (3)	Senior Secured Floating Rate	480,000	SOFR + 1.48%	Aaa
Class B Notes	Senior Secured Floating Rate	80,000	SOFR + 1.90%	Aa2
Class C Notes	Mezzanine Secured Deferrable Floating Rate	80,000	SOFR + 2.60%	A2

Total Secured Notes		690,000
Subordinated Notes (1)		311,000	None	Not rated

Total MML 2021-1 Notes		$1,001,000

(1)	The Company retained all of the Subordinated Notes issued in the MML 2021-1 Debt Securitization which are eliminated in consolidation.
(2)	The floating rate notes include a spread adjustment to SOFR of 0.26161% included within the base rate.
(3)
Upon a conversion of the Class A Loans in accordance with this Indenture, the Aggregate Outstanding Amount of the Class A Notes may be increased by up to $50.0 million and the Aggregate Outstanding Amount of the Class A Loans reduced by a corresponding amount.

The Company retained all of the Subordinated Notes issued in the MML 2021-1 Debt Securitization in part in exchange for the Company’s sale and contribution to the MML 2021-1 Issuer of the initial closing date portfolio. The Debt is scheduled to mature on January 15, 2035; however the Debt may be redeemed by the Issuer, at the direction of the Company as holder of the Subordinated Notes, on any business day after December 15, 2023. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the Issuer. The Class A Notes, the Class A Loans, Class B Notes and Class C Notes are secured obligations of the Issuer, the Subordinated Notes are the unsecured obligations of the Issuer, and the indenture governing the Notes and the credit agreement governing the Class A Loans, each include customary covenants and events of default.
The MML 2021-1 Debt has not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the MML 2021-1 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
MML 2022-1 Debt Securitization
On March 15, 2022, the Company completed a $1.1 billion term debt securitization (the “MML 2022-1 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the MML 2022-1 Debt Securitization (collectively, the “MML 2022-1 Notes”) were issued by BCRED MML CLO 2022-1 LLC (the “MML 2022-1 Issuer”), a wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of middle market loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued in the MML 2022-1 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A-1 Notes	Senior Secured Floating Rate	$525,000	SOFR + 1.65%	Aaa
Class A-2 Notes	Senior Secured Fixed	80,000	3.41%	Aaa
Class B Notes	Senior Secured Floating Rate	66,000	SOFR + 2.00%	Aa2
Class C Notes	Mezzanine Secured Deferrable Floating Rate	88,000	SOFR + 2.75%	A2

Total Secured Notes		759,000
Subordinated Notes (1)		331,360	None	Not rated

Total MML 2022-1 Notes		$1,090,360

(1)	The Company retained all of the Subordinated Notes issued in the MML 2022-1 Debt Securitization which are eliminated in consolidation.
The Company retained all of the Subordinated Notes issued in the MML 2022-1 Debt Securitization in part in exchange for the Company’s sale and contribution to the MML 2022-1 Issuer of the initial closing date portfolio. The MML 2022-1 Notes are scheduled to mature on April 20, 2035; however the MML 2022-1 Notes may be redeemed by the MML 2022-1 Issuer, at the direction of the Company as holder of the Subordinated Notes, on any business day after April 20, 2024. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the MML 2022-1 Issuers. The Class A-1 Notes, Class A-2 Notes, Class B Notes and Class C Notes are secured obligations of the MML 2022-1 Issuer, the Subordinated Notes are the unsecured obligations of the MML 2022-1 Issuer, and the indenture governing the MML 2022-1 Notes includes customary covenants and events of default.
The MML 2022-1 Notes have not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the MML 2022-1 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
2022-1 BSL Debt Securitization
On June 9, 2022, the Company completed a $589.8 million term debt securitization (the “2022-1 BSL Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2022-1 BSL Debt Securitization (collectively, the “2022-1 BSL Notes”) were issued by BCRED BSL CLO 2022-1, Ltd. (the “2022-1 BSL Issuer”), a wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and BCRED BSL CLO 2022-1, LLC (the “2022-1 BSL Co-Issuer”), and are primarily secured by a diversified portfolio of broadly syndicated loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued in the 2022-1 BSL Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A-1A Notes	Senior Secured Floating Rate	$292,000	SOFR + 1.58%	Aaa
Class A-1B Notes	Senior Secured Fixed Rate	50,000	4.34%	Aaa
Class A-2 Notes	Senior Secured Floating Rate	12,000	SOFR + 2.00%	AAA
Class B-1 Notes	Senior Secured Floating Rate	40,000	SOFR + 2.35%	AA
Class B-2 Notes	Senior Secured Fixed Rate	26,000	4.98%	AA
Class C Notes (1)	Secured Deferrable Floating Rate	51,000	SOFR + 2.60%	A
Class D Notes (1)	Mezzanine Secured Deferrable Floating Rate	39,000	SOFR + 3.69%	BBB-
Class E Notes (1)	Junior Secured Deferrable Floating Rate	21,000	SOFR + 7.33%	BB-

Total Secured Notes		531,000
Subordinated Notes (1)		58,750	None	Not rated

Total 2022-1 BSL Notes		$589,750

(1)	The Company retained all of the Class C Notes, the Class D Notes, the Class E Notes and the Subordinated Notes issued in the 2022-1 BSL Debt Securitization which are eliminated in consolidation.
The Company retained all of the Class C Notes, the Class D Notes, the Class E Notes and the Subordinated Notes issued in the 2022-1 BSL Debt Securitization. The 2022-1 BSL Notes are scheduled to mature on July 20, 2035; however the 2022-1 BSL Notes may be redeemed by the 2022-1 BSL Issuer, at the direction of the Company as holder of the Subordinated Notes, on any business day after, in the case of any Class of Notes other than the Class A-1 Notes, July 20, 2024, and in the case of the Class A-1 Notes, July 20, 2035. The Class A-1 Notes, Class A-2 Notes, Class B Notes, Class C Notes and Class D Notes are secured obligations of the 2022-1 BSL Issuer and the 2022-1 BSL Co-Issuer, the Class E Notes are the secured obligations of the 2022-1 BSL Issuer, the Subordinated Notes are the unsecured obligations of the 2022-1 BSL Issuer, and the indenture governing the 2022-1 BSL Notes includes customary covenants and events of default.
The 2022-1 BSL Notes have not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the 2022-1 BSL Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
MML 2022-2 Debt Securitization
On August 12, 2022, the Company completed a $498.1 million term debt securitization (the “MML 2022-2 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes and loans offered in the MML 2022-2 Debt Securitization (collectively, the “MML 2022-2 Notes”) were issued (or incurred, as applicable) by BCRED MML CLO 2022-2 LLC (the “MML 2022-2 Issuer”), a wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of middle market loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued and the secured loans incurred in the MML 2022-2 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A-L Notes	Senior Secured Floating Rate	$275,000	SOFR + 2.10%	Aaa
Class B-1 Notes	Senior Secured Floating Rate	14,000	SOFR + 3.35%	Aa2
Class B-2 Notes	Senior Secured Fixed Rate	11,500	5.88%	Aa2
Class C Notes (1)	Mezzanine Secured Deferrable Floating Rate	40,500	SOFR + 2.50%	A2

Total Secured Notes		341,000
Subordinated Notes (1)	Subordinated	157,105	None	Not rated

Total MML 2022-2 Notes		$498,105

(1)	The Company retained all of the Class C Notes and the Subordinated Notes issued in the MML 2022-2 Debt Securitization which are eliminated in consolidation.
The Company retained all of the Class C Notes and the Subordinated Notes issued in the MML 2022-2 Debt Securitization in part in exchange for the Company’s sale and contribution to the MML 2022-2 Issuer of the initial closing date portfolio. The MML 2022-2 Notes is scheduled to mature on July 18, 2034; however the MML 2022-2 Notes may be redeemed by the MML 2022-2 Issuer, at the direction of the Company as holder of the Subordinated Notes, on any business day after August 12, 2024. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the Issuers. The Class A-L Loans, Class B-1 Notes, Class B-2 Notes and Class C Notes are secured obligations of the MML 2022-2 Issuer, the Subordinated Notes are the unsecured obligations of the MML 2022-2 Issuer, and the indenture governing the MML 2022-2 Notes includes customary covenants and events of default.
The MML 2022-2 Notes has not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the MML 2022-2 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
2023-1 CLO Debt Securitization
On December 13, 2023, the Company completed a $492.7 million term debt securitization (the “2023-1 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2023-1 Debt Securitization (collectively, the “2023-1 Notes”) were issued by BCRED CLO 2023-1 LLC (the “2023-1 Issuer”), an indirectly wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of private credit loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued and the secured loans incurred in the 2023-1 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A Notes	Senior Secured Floating Rate	$272,500	SOFR + 2.30%	Aaa
Class B Notes	Senior Secured Floating Rate	32,500	SOFR + 3.00%	Aa2
Class C Notes (1)	Mezzanine Secured Deferrable Floating Rate	34,000	SOFR + 4.00%	A2

Total Secured Notes		339,000
Subordinated Notes (1)	Subordinated	153,665	None	Not Rated

Total 2023-1 Notes		$492,665

(1)
The Company (through its wholly-owned and consolidated subsidiary, 2023-1 Depositor) retained all of the Class C Notes and the Subordinated Notes issued in the 2023-1 Debt Securitization which are eliminated in consolidation.

The Company (through its wholly-owned and consolidated subsidiary, 2023-1 Depositor) retained all of the Class C Notes and the Subordinated Notes issued in the 2023-1 Debt Securitization in part in exchange for the Company’s sale and contribution to the 2023-1 Issuer of the initial closing date portfolio. The 2023-1 Notes are scheduled to mature on January 20, 2036; however the 2023-1 Notes may be redeemed by the 2023-1 Issuer, at the direction of the Company as holder of the Subordinated Notes (through 2023-1 Depositor), on any business day after December 13, 2025. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the 2023-1 Issuer. The Class A Notes, Class B Notes and Class C Notes are secured obligations of the 2023-1 Issuer, the Subordinated Notes are the unsecured obligations of the 2023-1 Issuer, and the indenture governing the 2023-1 Notes includes customary covenants and events of default.
The 2023-1 Notes have not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the 2023-1 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
2024-1 CLO Debt Securitization
On March 13, 2024, the Company completed a $402.2 million term debt securitization (the “2024-1 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2024-1 Debt Securitization (collectively, the “2024-1 Notes”) were issued by BCRED CLO 2024-1 LLC (the “2024-1 Issuer”), an indirectly wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of private credit loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued and the secured loans incurred in the 2024-1 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A Notes (2)	Senior Secured Floating Rate	$180,000	SOFR + 1.83%	Aaa
Class A-L Loans (2)	Senior Secured Floating Rate	40,000	SOFR + 1.83%	Aaa
Class B Notes	Senior Secured Floating Rate	24,000	SOFR + 2.35%	Aa2
Class C Notes (1)	Mezzanine Secured Deferrable Floating Rate	28,000	SOFR + 2.80%	A2

Total Secured Notes		272,000
Subordinated Notes (1)	Subordinated	130,161	None	Not Rated

Total 2024-1 Notes		$402,161	None

(1)
The Company (through its wholly-owned and consolidated subsidiary, 2024-1 Depositor) retained all of the Class C Notes and the Subordinated Notes issued in the 2024-1 Debt Securitization which are eliminated in consolidation.

(2)
Upon a conversion of the Class A-L Loans in accordance with this Indenture and the Class A-L Loan Agreement, the Aggregate Outstanding Amount of the Class A Notes may be increased by up to $220.0 million and the Aggregate Outstanding Amount of the Class A-L Loans reduced by a corresponding amount.

The Company (through its wholly-owned and consolidated subsidiary, 2024-1 Depositor) retained all of the Class C Notes and the Subordinated Notes issued in the 2024-1 Debt Securitization in part in exchange for the Company’s sale and contribution to the 2024-1 Issuer of the initial closing date portfolio. The 2024-1 Notes are scheduled to mature on April 20, 2036; however the 2024-1 Notes may be redeemed by the 2024-1 Issuer, at the direction of the Company through its holder of the Subordinated Notes (through 2024-1 Depositor), on any business day after March 13, 2026. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the 2024-1 Issuer. The Class A Notes, Class B Notes and Class C Notes are secured obligations of the 2024-1 Issuer, the Subordinated Notes are the unsecured obligations of the 2024-1 Issuer, and the indenture governing the 2024-1 Notes includes customary covenants and events of default.
The 2024-1 Notes have not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the 2024-1 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.
2024-2 CLO Debt Securitization
On December 11, 2024, the Company completed a $500.5 million term debt securitization (the “2024-2 Debt Securitization”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the 2024-2 Debt Securitization (collectively, the “2024-2 Notes”) were issued by BCRED CLO 2024-2 LLC (the “2024-2 Issuer”), an indirectly wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of private credit loans and participation interests therein.

The following table presents information on the secured and unsecured notes issued and the secured loans incurred in the 2024-2 Debt Securitization:

		December 31, 2024
Description	Type	Principal Outstanding	Interest Rate	Credit Rating
Class A Notes (2)(3)(4)	Senior Secured Floating Rate	$60,000	SOFR + 1.50%	Aaa
Class A-L1 Loans (2)	Senior Secured Floating Rate	145,000	SOFR + 1.50%	Aaa
Class A-L2 Loans (3)	Senior Secured Floating Rate	50,000	SOFR + 1.50%	Aaa
Class A-L3 Loans (4)	Senior Secured Floating Rate	20,000	SOFR + 1.50%	Aaa
Class B Notes	Senior Secured Floating Rate	30,000	SOFR + 1.80%	Aa2
Class C Notes (1)	Mezzanine Secured Deferrable Floating Rate	35,000	SOFR + 2.00%	A2

Total Secured Notes		340,000
Subordinated Notes (1)	Subordinated	160,500	None	Not Rated

Total 2024-2 Notes		$500,500	None

(1)
The Company (through its wholly-owned and consolidated subsidiary, 2024-2 Depositor) retained all of the Class C Notes and the Subordinated Notes issued in the 2024-2 Debt Securitization which are eliminated in consolidation.

(2)
Upon a conversion of the Class A-L1 Loans in accordance with this Indenture and the Class A-L1 Loan Agreement, the Aggregate Outstanding Amount of the Class A Notes may be increased by up to $145.0 million and the Aggregate Outstanding Amount of the Class A-L1 Loans reduced by a corresponding amount.

(3)	Class A-L2 Loans may not be converted into Class A Notes at any time. For the avoidance of doubt, the Class A Notes shall not be exchangeable or convertible into Class A-L2 Loans at any time.
(4)
Upon a conversion of the Class A-L3 Loans in accordance with this Indenture and the Class A-L3 Loan Agreement, the Aggregate Outstanding Amount of the Class A Notes may be increased by up to $20.0 million and the Aggregate Outstanding Amount of the Class A-L3 Loans reduced by a corresponding amount.

The Company (through its wholly-owned and consolidated subsidiary, 2024-2 Depositor) retained all of the Class C Notes and the Subordinated Notes issued in the 2024-2 Debt Securitization in part in exchange for the Company’s sale and contribution to the 2024-2 Issuer of the initial closing date portfolio. The 2024-2 Notes are scheduled to mature on January 20, 2037; however the 2024-2 Notes may be redeemed by the 2024-2 Issuer, at the direction of the Company through its holder of the Subordinated Notes (through 2024-2 Depositor), on any business day after December 11, 2026. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the 2024-2 Issuer. The Class A Notes, Class A-L1 Loans, Class A-L2 Loans, Class A-L3 Loans, Class B Notes and Class C Notes are secured obligations of the 2024-2 Issuer, the Subordinated Notes are the unsecured obligations of the 2024-2 Issuer, and the indenture governing the 2024-2 Notes includes customary covenants and events of default.
The 2024-2 Notes have not been, and will not be, registered under the Securities Act, or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.
The Company serves as collateral manager to the 2024-2 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.

The following presents the assets and liabilities of the 2021-1 BSL Issuer, 2021-2 Issuer, MML 2021-1 Issuer, MML 2022-1 Issuer, 2022-1 BSL Issuer, MML 2022-2 Issuer, 2023-1 Issuer, 2024-1 Issuer, and the 2024-2 Issuer (collectively referred to as, the “CLO Issuers”), after giving effect to the elimination of intercompany balances. The assets of the CLO Issuers are restricted to be used to settle the obligations of the CLO Issuers. The liabilities of the CLO Issuers are only the obligations of the CLO Issuers and the creditors (or beneficial interest holders) do not have recourse to the Company.

	December 31, 2024	December 31, 2023
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments	$5,866,717	$5,001,266

Total investments at fair value	5,866,717	5,001,266
Cash and cash equivalents (restricted cash of $304,999 at December 31, 2024)	304,999	218,778
Interest receivable from non-controlled/non-affiliated investments	44,670	39,509

Total assets	$6,216,386	$5,259,553

LIABILITIES
Debt (net of unamortized debt issuance costs of $20,261 and $17,062, respectively)	$4,172,039	$3,626,238
Interest payable	51,890	49,968

Total liabilities	$4,223,929	$3,676,206

Short-Term Borrowings
Master Repurchase Agreements
On June 15, 2021 and June 16, 2021, the Company entered into Master Repurchase Agreements (the “Repurchase Agreements”) with certain banks to provide short-term borrowings which the Company utilizes from time-to-time to manage its working capital needs. As part of the Repurchase Agreements, the Company can sell a security to the lender for cash with an agreement to buy it back in the future at a pre-determined price. The Company’s ability to draw down borrowings under the agreement is subject to 1940 Act leverage limitations and dependent on the Company pledging eligible assets to the banks as collateral. No commitment fees were paid in connection with execution of these agreements.
As of December 31, 2024 and December 31, 2023, respectively, the Company had $420.8 million and $28.5 million of short-term borrowings under the Repurchase Agreements.
Short-term borrowings under the Repurchase Agreements bore interest at a weighted average applicable margin of 5.18% and 6.35% per annum as of December 31, 2024 and December 31, 2023, respectively.
Certain of the Company’s investments serve as collateral for the Company’s obligations under the Repurchase Agreements and the carrying value of pledged investments were $575.3 million and $59.1 million as of December 31, 2024 and December 31, 2023, respectively.

The Company’s outstanding debt obligations were as follows:

	December 31, 2024
	Aggregate Principal Committed	Outstanding Principal	Carrying Value (net of unamortized issuance costs)	Unamortized Debt Issuance Costs	Unused Portion (1)	Amount Available (2)
Bard Peak Funding Facility (3)	$1,650,000	$1,000,298	$1,000,298	$—	$649,702	$559,732
Castle Peak Funding Facility (3)	1,900,000	1,194,401	1,194,401	—	705,599	516,131
Summit Peak Funding Facility (3)	1,375,000	952,105	952,105	—	422,895	422,895
Denali Peak Funding Facility	750,000	562,800	562,800	—	187,200	187,200
Bushnell Peak Funding Facility	600,000	480,300	480,300	—	119,700	119,700
Granite Peak Funding Facility	500,000	493,554	493,554	—	6,446	6,446
Middle Peak Funding Facility	1,000,000	750,000	750,000	—	250,000	250,000
Bison Peak Funding Facility	1,500,000	1,203,200	1,203,200	—	296,800	296,800
Blanca Peak Funding Facility	1,500,000	1,375,090	1,375,090	—	124,910	65,207
Windom Peak Funding Facility (3)	2,150,000	1,029,841	1,029,841	—	1,120,159	1,120,159
Monarch Peak Funding Facility	1,500,000	750,000	750,000	—	750,000	534,195
Meridian Peak Funding Facility	350,000	246,000	246,000	—	104,000	104,000
Haydon Peak Funding Facility	250,000	250,000	250,000	—	—	—
Bear Peak Funding Facility (3)	517,925	164,816	164,816	—	353,109	289,286
Phoenix Peak Funding Facility (3)	197,736	197,736	197,736	—	—	—
Revolving Credit Facility (4)	5,650,000	4,639,587	4,639,587	—	1,010,413	1,010,368
June 2026 Notes	400,000	400,000	398,930	1,070	—	—
May 2027 Notes (5)	625,000	625,000	606,940	1,293	—	—
October 2027 Notes (5)	350,000	350,000	343,257	3,826	—	—
December 2026 Notes (5)	1,250,000	1,250,000	1,200,860	9,414	—	—
November 2026 Eurobonds	517,925	517,925	514,940	2,984	—	—
March 2027 Notes	1,000,000	1,000,000	994,032	5,968	—	—
January 2025 Notes (5)	500,000	500,000	499,806	65	—	—
January 2029 Notes	650,000	650,000	642,805	7,195	—	—
March 2025 Notes (5)	900,000	900,000	895,447	658	—	—
April 2026 UK Bonds (5)	312,975	312,975	303,118	1,128	—	—
September 2025 Notes (5)	800,000	800,000	796,012	3,183	—	—
November 2028 Notes (5)	500,000	500,000	491,884	9,315	—	—
January 2031 Notes (5)	500,000	500,000	478,572	12,752	—	—
July 2029 Notes (5)	500,000	500,000	492,483	10,248	—	—
September 2027 Notes (5)	400,000	400,000	385,192	5,989	—	—
April 2030 Notes (5)	400,000	400,000	374,785	8,969	—	—
November 2029 Notes (5)	400,000	400,000	389,112	8,737	—	—
November 2034 Notes (5)	800,000	800,000	761,812	23,750	—	—
2021-1 BSL Notes	663,000	663,000	662,170	830	—	—
2021-2 Notes	505,800	505,800	504,516	1,284	—	—
MML 2021-1 Debt	690,000	690,000	686,473	3,527	—	—
MML 2022-1 Debt	759,000	759,000	754,464	4,536	—	—
2022-1 BSL Debt	420,000	420,000	418,661	1,339	—	—
MML 2022-2 Debt	300,500	300,500	298,280	2,220	—	—
2023-1 Notes	305,000	305,000	303,206	1,794	—	—
2024-1 Notes	244,000	244,000	242,337	1,663	—	—
2024-2 Notes	305,000	305,000	301,927	3,073	—	—
Short-Term Borrowings	420,829	420,829	420,829	—	—	—

Total	$36,809,690	$30,708,757	$30,452,578	$136,810	$6,100,933	$5,482,119

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)	Under certain SPV Financing Facilities, the company is permitted to borrow in USD and other currencies.
Under the Bard Peak Funding Facility, as of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 94.1 million

•	Euros (EUR) 69.0 million

•	British Pounds (GBP) 74.6 million
Under the Castle Peak Funding Facility, as of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 78.9 million

•	Euros (EUR) 46.4 million

•	British Pounds (GBP) 64.4 million
Under the Summit Peak Funding Facility, as of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 64.7 million

•	Euros (EUR) 26.9 million

•	British Pounds (GBP) 99.7 million
Under the Windom Peak Funding Facility, as of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	British Pounds (GBP) 115.9 million
Under the Bear Peak Funding Facility, as of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	Euros (EUR) 110.8 million

•	British Pounds (GBP) 40.0 million
Under the Phoenix Peak Funding Facility, as of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	Euros (EUR) 142.8 million

•	British Pounds (GBP) 39.8 million

(4)
Under the Revolving Credit Facility, the Company is permitted to borrow in USD or certain other currencies. As of December 31, 2024, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 816.0 million

•	Euros (EUR) 850.0 million

•	British Pounds (GBP) 1,108.3 million

•	Swiss Franc (CHF) 52.9 million

•	Australian Dollars (AUD) 1.0 million

(5)	Carrying value is inclusive of adjustment for the change in fair value of effective hedge relationship.

	December 31, 2023
	Aggregate Principal Committed	Outstanding Principal	Carrying Value (net of unamortized issuance costs)	Unamortized Debt Issuance Costs	Unused Portion (1)	Amount Available (2)
Bard Peak Funding Facility (3)	$1,650,000	$242,243	$242,243	$—	$1,407,757	$1,290,994
Castle Peak Funding Facility (3)	1,600,000	1,121,681	1,121,681	—	478,319	186,042
Summit Peak Funding Facility (3)	2,300,000	286,046	286,046	—	2,013,954	1,575,278
Denali Peak Funding Facility	750,000	562,800	562,800	—	187,200	187,200
Bushnell Peak Funding Facility	600,000	465,300	465,300	—	134,700	134,512
Granite Peak Funding Facility	750,000	563,600	563,600	—	186,400	86,337
Middle Peak Funding Facility	1,000,000	600,950	600,950	—	399,050	278,721
Bison Peak Funding Facility	1,500,000	703,200	703,200	—	796,800	796,800
Blanca Peak Funding Facility	1,500,000	1,375,090	1,375,090	—	124,910	124,910
Windom Peak Funding Facility (3)	2,150,000	967,477	967,477	—	1,182,523	1,182,505
Monarch Peak Funding Facility	2,000,000	1,400,400	1,400,400	—	599,600	330,688
Borah Peak Funding Facility	400,000	130,000	130,000	—	270,000	81,124
Naomi Peak Funding Facility	400,000	385,000	385,000	—	15,000	15,000
Meridian Peak Funding Facility	350,000	246,000	246,000	—	104,000	104,000
Haydon Peak Funding Facility	250,000	49,000	49,000	—	201,000	201,000
Bear Peak Funding Facility (3)	551,975	360,531	360,531	—	191,444	191,444
Revolving Credit Facility (4)	5,150,000	1,131,025	1,131,025	—	4,018,975	4,018,453
June 2024 Notes (5)	435,000	435,000	426,970	612	—	—
June 2026 Notes	400,000	400,000	398,270	1,730	—	—
May 2027 Notes (5)	625,000	625,000	605,332	1,848	—	—
October 2027 Notes (5)	350,000	350,000	345,621	5,209	—	—
September 2024 Notes (5)	365,000	365,000	355,524	834	—	—
December 2026 Notes (5)	1,250,000	1,250,000	1,187,236	14,265	—	—
November 2026 Eurobonds	551,975	551,975	547,426	4,549	—	—
November 2024 Notes (5)	500,000	500,000	484,566	1,454	—	—
March 2027 Notes	1,000,000	1,000,000	991,311	8,689	—	—
January 2025 Notes (5)	500,000	500,000	483,230	1,796	—	—
January 2029 Notes	650,000	650,000	641,028	8,972	—	—
March 2025 Notes (5)	900,000	900,000	871,800	3,596	—	—
April 2026 UK Bonds (5)	318,663	318,663	304,284	2,010	—	—
September 2025 Notes (5)	800,000	800,000	790,713	7,471	—	—
November 2028 Notes (5)	500,000	500,000	501,424	11,536	—	—
2021-1 BSL Notes	663,000	663,000	662,083	917	—	—
2021-2 Notes	505,800	505,800	504,385	1,415	—	—
MML 2021-1 Debt	690,000	690,000	686,121	3,879	—	—
MML 2022-1 Debt	759,000	759,000	754,024	4,976	—	—
2022-1 BSL Debt	420,000	420,000	418,534	1,466	—	—
MML 2022-2 Debt	300,500	300,500	298,046	2,454	—	—
2023-1 Notes	305,000	305,000	303,044	1,956	—	—
Short-Term Borrowings	28,546	28,546	28,546	—	—	—

Total	$35,719,459	$23,407,827	$23,179,861	$91,634	$12,311,632	$10,785,008

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)	Under certain SPV Financing Facilities, the company is permitted to borrow in USD and other currencies.

Under the Bard Peak Funding Facility, as of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 94.1 million

•	Euros (EUR) 69.0 million

•	British Pounds (GBP) 74.6 million
Under the Castle Peak Funding Facility, as of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 78.9 million

•	Euros (EUR) 46.4 million

•	British Pounds (GBP) 64.4 million
Under the Summit Peak Funding Facility, as of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 160.6 million

•	Euros (EUR) 27.9 million

•	British Pounds (GBP) 101.7 million
Under the Windom Peak Funding Facility, as of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:

•	British Pounds (GBP) 115.9 million
Under the Bear Peak Funding Facility, as of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:

•	Euros (EUR) 260.8 million

•	British Pounds (GBP) 57.0 million

(4)
Under the Revolving Credit Facility, the Company is permitted to borrow in USD or certain other currencies. As of December 31, 2023, the Company had non-USD borrowings denominated in the following currencies:

•	Canadian Dollars (CAD) 134.0 million

•	Euros (EUR) 8.0 million

•	British Pounds (GBP) 445.7 million

•	Swiss Franc (CHF) 52.9 million

(5)	Carrying value is inclusive of adjustment for the change in fair value of effective hedge relationship.
As of December 31, 2024 and December 31, 2023, $391.2 million and $311.2 million, respectively, of interest expense and $6.8 million and $11.4 million, respectively, of unused commitment fees were included in Interest payable in the Company’s Consolidated Statements of Assets and Liabilities.
For the years ended December 31, 2024, 2023 and 2022, the weighted average interest rate on all borrowings outstanding (including unused fees, accretion of net discounts on unsecured debt, and the impact of the application of hedge accounting) was 7.13%, 6.93% and 4.03%, respectively. For the years ended December 31, 2024, 2023 and 2022, the weighted average all-in cost of debt (including unused fees, accretion of net discounts on unsecured debt, amortization of deferred financing costs, and the impact of the application of hedge accounting) was 7.27%, 7.06% and 5.52%, respectively, including $4.7 million of deferred financing costs written off as a result of the termination or reduction of the borrowing capacity of SPV Financing Facilities for the year ended December 31, 2024.
For the years ended December 31, 2024, 2023 and 2022, the average principal debt outstanding was $25,294.0 million, $24,905.9 million and $23,930.7 million, respectively.
The components of interest expense were as follows:

	For the Year Ended December 31,
	2024	2023	2022
Borrowing interest expense	$1,703,286	$1,639,410	$908,086
Facility unused fees	63,696	61,182	34,472
Amortization of deferred financing costs	37,786	31,362	25,136
Amortization of original issue discount and debt issuance costs	33,408	27,699	20,823
Gain (loss) from interest rate swaps accounted for as hedges and the related hedged items:
Interest rate swaps	(16,539)	(110,174)	248,311
Hedged items	16,963	109,958	(246,290)

Total Interest Expense	$1,838,600	$1,759,437	$990,538

Cash paid for interest expense	$2,034,750	$1,946,485	$799,997
Note 8. Commitments and Contingencies
The Company’s investment portfolio contains debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2024 and December 31, 2023, the Company had unfunded commitments, including delayed draw term loans and revolvers, with an aggregate amount of $10,804.0 million and $5,370.8 million, respectively.
Additionally, from time to time, the Adviser and its affiliates may commit to an investment or commit to backstop the commitment of another lender on behalf of the investment vehicles it manages, including the Company. Certain terms of these investments or backstop arrangements are not finalized at the time of the commitment and each respective investment vehicle’s allocation may change prior to the date of funding. In this regard, as of December 31, 2024 and December 31, 2023, the Company estimates that $130.2 million and $399.5 million, respectively, of investments and backstop arrangements that were committed but not yet funded.
As of December 31, 2024 and December 31, 2023, $536.7 million and $340.8 million, respectively, of capital committed remained uncalled from the Company in relation to capital commitments to Emerald JV, Verdelite JV and SLC.
Other Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2024 and December 31, 2023, management is not aware of any material pending legal proceedings.

Note 9. Net Assets
The following table presents transactions in Common Shares during the year ended December 31, 2024:

	Shares	Amount
CLASS I
Subscriptions	292,239,395	$7,452,201
Share transfers between classes	4,920,648	125,969
Distributions reinvested	42,886,849	1,093,651
Share repurchases	(65,108,461)	(1,660,006)
Early repurchase deduction	—	1,030

Net increase (decrease)	274,938,431	7,012,845

CLASS S
Subscriptions	122,935,535	3,134,546
Share transfers between classes	(4,910,213)	(125,680)
Distributions reinvested	20,705,487	528,016
Share repurchases	(16,458,223)	(419,727)
Early repurchase deduction	—	509

Net increase (decrease)	122,272,586	3,117,664

CLASS D
Subscriptions	7,795,424	198,906
Share transfers between classes	(10,436)	(289)
Distributions reinvested	350,175	8,931
Share repurchases	(668,729)	(17,076)
Early repurchase deduction	—	23

Net increase (decrease)	7,466,434	190,495

Total net increase (decrease)	404,677,451	$10,321,004

The following table presents transactions in Common Shares during the year ended December 31, 2023:

	Shares	Amount
CLASS I
Subscriptions	172,155,545	$4,301,597
Share transfers between classes	46,741,153	1,160,908
Distributions reinvested	31,244,345	779,404
Share repurchases	(106,798,719)	(2,667,420)
Early repurchase deduction	—	199

Net increase (decrease)	143,342,324	3,574,688

CLASS S
Subscriptions	97,788,907	2,442,624
Share transfers between classes	(2,790,572)	(69,353)
Distributions reinvested	13,972,434	348,634
Share repurchases	(17,647,552)	(441,447)
Early repurchase deduction	—	213

Net increase (decrease)	91,323,217	2,280,671

CLASS D
Subscriptions	10,437,577	259,923
Share transfers between classes	(43,951,096)	(1,091,555)
Distributions reinvested	728,009	18,060
Share repurchases	(557,743)	(13,828)
Early repurchase deduction	—	12

Net increase (decrease)	(33,343,253)	(827,388)

Total net increase (decrease)	201,322,288	$5,027,971

The following table presents transactions in Common Shares during the year ended December 31, 2022:

	Shares	Amount
CLASS I
Subscriptions	299,758,354	$7,657,964
Share transfers between classes	2,883,597	72,944
Distributions reinvested	20,643,452	520,100
Share repurchases	(78,639,416)	(1,938,513)
Early repurchase deduction	—	3,833

Net increase (decrease)	244,645,987	6,316,328

CLASS S
Subscriptions	151,557,777	3,867,398
Share transfers between classes	(1,117,876)	(27,793)
Distributions reinvested	8,108,844	204,169
Share repurchases	(8,432,731)	(208,436)
Early repurchase deduction	—	828

Net increase (decrease)	150,116,014	3,836,166

CLASS D
Subscriptions	32,952,511	837,827
Share transfers between classes	(1,765,721)	(45,151)
Distributions reinvested	1,465,842	36,842
Share repurchases	(671,166)	(16,537)
Early repurchase deduction	—	104

Net increase (decrease)	31,981,466	813,085

Total net increase (decrease)	426,743,467	$10,965,579

Net Asset Value per Share and Offering Price
The Company determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e., the prior month-end NAV). The following table presents each month-end NAV per share for Class I, Class S and Class D Common Shares during the year ended December 31, 2024:

	NAV Per Share
For the Months Ended	Class I	Class S	Class D
January 31, 2024	$25.41	$25.41	$25.41
February 29, 2024	$25.43	$25.43	$25.43
March 31, 2024	$25.51	$25.51	$25.51
April 30, 2024	$25.54	$25.54	$25.54
May 31, 2024	$25.55	$25.55	$25.55
June 30, 2024	$25.57	$25.57	$25.57
July 31, 2024	$25.57	$25.57	$25.57
August 31, 2024	$25.53	$25.53	$25.53
September 30, 2024	$25.50	$25.50	$25.50
October 31, 2024	$25.52	$25.52	$25.52
November 30, 2024	$25.46	$25.46	$25.46
December 31, 2024	$25.42	$25.42	$25.42

The following table presents each month-end NAV per share for Class I, Class S and Class D Common Shares during the year ended December 31, 2023:

	NAV Per Share
For the Months Ended	Class I	Class S	Class D
January 31, 2023	$24.85	$24.85	$24.85
February 28, 2023	$24.84	$24.84	$24.84
March 31, 2023	$24.77	$24.77	$24.77
April 30, 2023	$24.87	$24.87	$24.87
May 31, 2023	$24.74	$24.74	$24.74
June 30, 2023	$24.86	$24.86	$24.86
July 31, 2023	$24.98	$24.98	$24.98
August 31, 2023	$25.04	$25.04	$25.04
September 30, 2023	$25.23	$25.23	$25.23
October 31, 2023	$25.18	$25.18	$25.18
November 30, 2023	$25.23	$25.23	$25.23
December 31, 2023	$25.39	$25.39	$25.39
The following table presents each month-end NAV per share for Class I, Class S and Class D Common Shares during the year ended December 31, 2022:

	NAV Per Share
For the Months Ended	Class I	Class S	Class D
January 31, 2022	$25.93	$25.93	$25.93
February 28, 2022	$25.80	$25.80	$25.80
March 31, 2022	$25.82	$25.82	$25.82
April 30, 2022	$25.76	$25.76	$25.76
May 31, 2022	$25.28	$25.28	$25.28
June 30, 2022	$24.80	$24.80	$24.80
July 31, 2022	$25.02	$25.02	$25.02
August 31, 2022	$25.12	$25.12	$25.12
September 30, 2022	$24.62	$24.62	$24.62
October 31, 2022	$24.60	$24.60	$24.60
November 30, 2022	$24.73	$24.73	$24.73
December 31, 2022	$24.59	$24.59	$24.59
Distributions
The Board authorizes and declares monthly distribution amounts per share of Class I, Class S and Class D Common Shares.

The following tables present distributions that were declared and payable during the year ended December 31, 2024:

			Class I
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 24, 2024	January 31, 2024	February 28, 2024	$0.2200	$168,161
February 22, 2024	February 29, 2024	March 28, 2024	0.2200	173,210
March 21, 2024	March 31, 2024	April 24, 2024	0.2200	179,042
April 17, 2024	April 30, 2024	May 28, 2024	0.2200	181,701
May 20, 2024	May 31, 2024	June 27, 2024	0.2200	189,402
June 20, 2024	June 30, 2024	July 24, 2024	0.2200	195,500
July 17, 2024	July 31, 2024	August 27, 2024	0.2200	198,554
August 20, 2024	August 31, 2024	September 27, 2024	0.2200	204,327
September 19, 2024	September 30, 2024	October 23, 2024	0.2200	210,943
October 16, 2024	October 31, 2024	November 27, 2024	0.2200	212,313
November 19, 2024	November 30, 2024	December 27, 2024	0.2200	219,730
December 19, 2024	December 31, 2024	January 29, 2025	0.2200	225,850

			$2.6400	$2,358,733

			Class S
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 24, 2024	January 31, 2024	February 28, 2024	$0.2020	$77,794
February 22, 2024	February 29, 2024	March 28, 2024	0.2020	79,946
March 21, 2024	March 31, 2024	April 24, 2024	0.2020	82,446
April 17, 2024	April 30, 2024	May 28, 2024	0.2019	84,392
May 20, 2024	May 31, 2024	June 27, 2024	0.2019	86,840
June 20, 2024	June 30, 2024	July 24, 2024	0.2019	89,255
July 17, 2024	July 31, 2024	August 27, 2024	0.2019	90,392
August 20, 2024	August 31, 2024	September 27, 2024	0.2019	92,814
September 19, 2024	September 30, 2024	October 23, 2024	0.2019	95,008
October 16, 2024	October 31, 2024	November 27, 2024	0.2019	96,361
November 19, 2024	November 30, 2024	December 27, 2024	0.2019	98,530
December 19, 2024	December 31, 2024	January 29, 2025	0.2020	100,990

			$2.4232	$1,074,768

			Class D
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 24, 2024	January 31, 2024	February 28, 2024	$0.2147	$3,474
February 22, 2024	February 29, 2024	March 28, 2024	0.2147	3,512
March 21, 2024	March 31, 2024	April 24, 2024	0.2147	3,556
April 17, 2024	April 30, 2024	May 28, 2024	0.2147	3,636
May 20, 2024	May 31, 2024	June 27, 2024	0.2147	4,277
June 20, 2024	June 30, 2024	July 24, 2024	0.2147	4,338
July 17, 2024	July 31, 2024	August 27, 2024	0.2147	4,363
August 20, 2024	August 31, 2024	September 27, 2024	0.2147	4,479
September 19, 2024	September 30, 2024	October 23, 2024	0.2147	4,602
October 16, 2024	October 31, 2024	November 27, 2024	0.2147	4,672
November 19, 2024	November 30, 2024	December 27, 2024	0.2147	4,874
December 19, 2024	December 31, 2024	January 29, 2025	0.2147	4,922

			$2.5764	$50,705

The following tables present distributions that were declared and payable during the year ended December 31, 2023:

			Class I
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 25, 2023	January 31, 2023	February 24, 2023	$0.2100	$125,726
February 24, 2023	February 28, 2023	March 29, 2023	0.2100	127,513
March 23, 2023	March 31, 2023	April 28, 2023	0.2100	138,990
April 19, 2023	April 30, 2023	May 26, 2023	0.2100	135,044
May 17, 2023	May 31, 2023	June 27, 2023	0.2100	137,362
June 20, 2023	June 30, 2023	July 27, 2023	0.2100	142,770
July 19, 2023	July 31, 2023	August 28, 2023	0.2100	138,028
August 17, 2023	August 31, 2023	September 27, 2023	0.2200	148,342
September 20, 2023	September 30, 2023	October 27, 2023	0.2200	153,681
October 18, 2023	October 31, 2023	November 27, 2023	0.2200	156,483
November 20, 2023	November 30, 2023	December 29, 2023	0.2200	160,165
December 19, 2023	December 31, 2023	January 29, 2024	0.2200	165,395

			$2.5700	$1,729,499

			Class S
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 25, 2023	January 31, 2023	February 24, 2023	$0.1926	$55,316
February 24, 2023	February 28, 2023	March 29, 2023	0.1924	56,106
March 23, 2023	March 31, 2023	April 28, 2023	0.1924	57,471
April 19, 2023	April 30, 2023	May 26, 2023	0.1925	58,078
May 17, 2023	May 31, 2023	June 27, 2023	0.1924	59,351
June 20, 2023	June 30, 2023	July 27, 2023	0.1925	61,185
July 19, 2023	July 31, 2023	August 28, 2023	0.1924	62,065
August 17, 2023	August 31, 2023	September 27, 2023	0.2023	67,089
September 20, 2023	September 30, 2023	October 27, 2023	0.2023	69,591
October 18, 2023	October 31, 2023	November 27, 2023	0.2021	71,145
November 20, 2023	November 30, 2023	December 29, 2023	0.2022	73,684
December 19, 2023	December 31, 2023	January 29, 2024	0.2021	76,320

			$2.3582	$767,401

			Class D
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 25, 2023	January 31, 2023	February 24, 2023	$0.2049	$10,247
February 24, 2023	February 28, 2023	March 29, 2023	0.2048	10,343
March 23, 2023	March 31, 2023	April 28, 2023	0.2048	1,659
April 19, 2023	April 30, 2023	May 26, 2023	0.2048	1,591
May 17, 2023	May 31, 2023	June 27, 2023	0.2048	1,564
June 20, 2023	June 30, 2023	July 27, 2023	0.2048	1,649
July 19, 2023	July 31, 2023	August 28, 2023	0.2048	2,551
August 17, 2023	August 31, 2023	September 27, 2023	0.2148	2,635
September 20, 2023	September 30, 2023	October 27, 2023	0.2148	2,908
October 18, 2023	October 31, 2023	November 27, 2023	0.2147	3,161
November 20, 2023	November 30, 2023	December 29, 2023	0.2148	3,256
December 19, 2023	December 31, 2023	January 29, 2024	0.2147	3,318

			$2.5075	$44,882

The following tables present distributions that were declared and payable during the year ended December 31, 2022:

			Class I
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 26, 2022	January 31, 2022	February 24, 2022	$0.1740	$66,686
February 23, 2022	February 28, 2022	March 25, 2022	0.1740	75,042
March 23, 2022	March 31, 2022	April 28, 2022	0.1740	82,959
April 20, 2022	April 30, 2022	May 27, 2022	0.1740	89,838
May 24, 2022	May 31, 2022	June 29, 2022	0.1740	96,450
June 27, 2022	June 30, 2022	July 27, 2022	0.1740	100,372
July 20, 2022	July 31, 2022	August 29, 2022	0.1740	102,863
July 20, 2022 (1)	August 21, 2022	September 1, 2022	0.0700	42,578
August 24, 2022	August 31, 2022	September 28, 2022	0.1740	105,836
September 7, 2022	September 30, 2022	October 26, 2022	0.1740	108,483
October 19, 2022	October 31, 2022	November 29, 2022	0.1900	116,878
November 23, 2022	November 30, 2022	December 29, 2022	0.1900	118,609
December 5, 2022	December 30, 2022	January 27, 2023	0.2100	132,959

			$2.2260	$1,239,553

			Class S
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 26, 2022	January 31, 2022	February 24, 2022	$0.1556	$23,816
February 23, 2022	February 28, 2022	March 25, 2022	0.1556	26,598
March 23, 2022	March 31, 2022	April 28, 2022	0.1557	29,834
April 20, 2022	April 30, 2022	May 27, 2022	0.1557	32,985
May 24, 2022	May 31, 2022	June 29, 2022	0.1558	35,893
June 27, 2022	June 30, 2022	July 27, 2022	0.1561	38,018
July 20, 2022	July 31, 2022	August 29, 2022	0.1564	39,451
July 20, 2022 (1)	August 21, 2022	September 1, 2022	0.0700	18,159
August 24, 2022	August 31, 2022	September 28, 2022	0.1563	40,547
September 7, 2022	September 30, 2022	October 26, 2022	0.1563	41,985
October 19, 2022	October 31, 2022	November 29, 2022	0.1726	47,396
November 23, 2022	November 30, 2022	December 29, 2022	0.1726	48,524
December 5, 2022	December 30, 2022	January 27, 2023	0.1926	55,342

			$2.0113	$478,548

			Class D
Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
January 26, 2022	January 31, 2022	February 24, 2022	$0.1686	$3,469
February 23, 2022	February 28, 2022	March 25, 2022	0.1686	3,961
March 23, 2022	March 31, 2022	April 28, 2022	0.1686	4,551
April 20, 2022	April 30, 2022	May 27, 2022	0.1686	5,126
May 24, 2022	May 31, 2022	June 29, 2022	0.1686	5,699
June 27, 2022	June 30, 2022	July 27, 2022	0.1687	6,190
July 20, 2022	July 31, 2022	August 29, 2022	0.1688	6,555
July 20, 2022 (1)	August 21, 2022	September 1, 2022	0.0700	2,933
August 24, 2022	August 31, 2022	September 28, 2022	0.1688	7,073
September 7, 2022	September 30, 2022	October 26, 2022	0.1688	7,401
October 19, 2022	October 31, 2022	November 29, 2022	0.1849	8,469
November 23, 2022	November 30, 2022	December 29, 2022	0.1849	8,792
December 5, 2022	December 30, 2022	January 27, 2023	0.2049	10,084

			$2.1628	$80,303

(1)	Represents a special distribution.
Distribution Reinvestment Plan
The Company has adopted a distribution reinvestment plan, pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board authorizes, and the Company declares, a cash dividend or other distribution, then shareholders who have not opted out of the Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places. No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Investors and clients of certain participating brokers in states that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.
Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.
Through December 31, 2024, a portion of the Company’s distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by the Company within three years from the date of payment. The purpose of this arrangement avoids distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based solely on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.

Sources of distributions, other than net investment income and realized gains on a GAAP basis, include required adjustments to GAAP net investment income in the current period to determine taxable income available for distributions. The following table presents the sources of cash distributions on a GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2024:

	Class I		Class S		Class D
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.6400	$2,358,733	$2.4232	$1,074,768	$2.5764	$50,705
Net realized gains	—	—	—	—	—	—

Total	$2.6400	$2,358,733	$2.4232	$1,074,768	$2.5764	$50,705

The following table presents the sources of cash distributions on a GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2023:

	Class I		Class S		Class D
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.5700	$1,729,499	$2.3582	$767,401	$2.5075	$44,882
Net realized gains	—	—	—	—	—	—

Total	$2.5700	$1,729,499	$2.3582	$767,401	$2.5075	$44,882

The following table presents the sources of cash distributions on a GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2022:

	Class I		Class S		Class D
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.2260	$1,239,553	$2.0113	$478,548	$2.1628	$80,303
Net realized gains	—	—	—	—	—	—

Total	$2.2260	$1,239,553	$2.0113	$478,548	$2.1628	$80,303

Share Repurchase Program
The Company has implemented a share repurchase program under which, at the discretion of the Board, the Company may repurchase, in each quarter, up to 5% of the NAV of the Company’s Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. Additionally, pursuant to Rule 23c-1(a)(10) under the 1940 Act, the Company may also repurchase its outstanding Common Shares outside of the share repurchase program. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under the share repurchase program, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Shares to (b) the subscription date immediately following the valuation date used in the repurchase of such Common Shares. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Company. In addition, the Company’s Common Shares are sold to certain feeder vehicles primarily created to hold the Company’s Common Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Company will not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.
Share Repurchases
During the years ended December 31, 2024, 2023, and 2022, approximately 82,235,413, 125,004,014, and 87,743,313 Common Shares were repurchased, respectively.
The following table presents the repurchases of Common Shares pursuant to the Company’s share repurchase plan during the years ended December 31, 2024:

Repurchase request deadline	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased (1)	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Maximum number of shares that may yet be purchased under the repurchase plan (3)
February 29, 2024	21,862,087	1.9%	$25.51	March 31, 2024	$557,579	—
May 31, 2024	17,956,860	1.5%	$25.57	June 30, 2024	$458,564	—
August 30, 2024	21,482,182	1.6%	$25.50	September 30, 2024	$547,076	—
December 02, 2024	20,891,347	1.5%	$25.42	December 31, 2024	$530,932	—

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction.
(3)	All repurchase requests were satisfied in full.
Additionally, the Company repurchased 42,937 Common Shares at a price per share of $25.53 (which represented the net asset value per share as of August 31, 2024), for a total amount repurchased of $1.1 million during the year ended December 31, 2024.
The following table presents the repurchases of Common Shares pursuant to the Company’s share repurchase plan completed during the years ended December 31, 2023:

Repurchase deadline request	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased (1)	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Maximum number of shares that may yet be purchased under the repurchase plan (3)
February 28, 2023	36,061,530	3.9%	$24.77	March 31, 2023	$893,037	—
May 31, 2023	48,450,063	5.2%	$24.86	June 30, 2023	$1,204,418	—
August 31, 2023	19,508,786	2.0%	$25.23	September 30, 2023	$492,161	—
November 30, 2023	20,983,635	2.0%	$25.39	December 31, 2023	$532,655	—

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction.
(3)	All repurchase requests were satisfied in full.

The following table presents the repurchases of Common Shares pursuant to the Company’s share repurchase plan completed during the year ended December 31, 2022:

Repurchase deadline request	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased (1)	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) (2)	Maximum number of shares that may yet be purchased under the repurchase plan (3)
February 28, 2022	2,146,916	0.4%	$25.82	March 31, 2022	$54,464	—
May 31, 2022	11,488,257	1.7%	$24.80	June 30, 2022	$282,505	—
August 31, 2022	26,978,603	3.2%	$24.62	September 30, 2022	$663,415	—
November 30, 2022	47,129,537	5.2%	$24.59	December 31, 2022	$1,158,337	—

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction.
(3)	All repurchase requests were satisfied in full.
Note 10. Financial Highlights and Senior Securities
The following are the financial highlights for the year ended December 31, 2024:

	Year Ended December 31, 2024
	Class I	Class S	Class D
Per Share Data (1):
Net asset value, beginning of period	$25.39	$25.39	$25.39
Net investment income	2.81	2.59	2.75
Net change in unrealized and realized gain (loss)	(0.14)	(0.14)	(0.14)

Net increase (decrease) in net assets resulting from operations	2.67	2.45	2.61
Distributions from net investment income (2)	(2.64)	(2.42)	(2.58)
Distributions from net realized gains (2)	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(2.64)	(2.42)	(2.58)

Early repurchase deduction fees (3)	0.00	0.00	0.00

Total increase (decrease) in net assets	0.03	0.03	0.03

Net asset value, end of period	$25.42	$25.42	$25.42

Shares outstanding, end of period	1,009,518,371	496,136,844	22,919,106
Total return based on NAV (4)	11.0%	10.1%	10.7%
Ratios:
Ratio of net expenses to average net assets (5)	8.3%	9.2%	8.5%
Ratio of net investment income to average net assets (5)	10.9%	10.1%	10.7%
Portfolio turnover rate	13.3%	13.3%	13.3%
Supplemental Data:
Net assets, end of period	$25,661,534	$12,611,626	$582,603
Asset coverage ratio	226.5%	226.5%	226.5%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).

(3)	The per share amount rounds to less than $0.01 per share, for Class I, Class S and Class D.
(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(5)
For the year ended December 31, 2024, the ratio of total operating expenses to average net assets was 8.3%, 9.2%, and 8.5% on Class I, Class S and Class D, respectively, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser, if any, which represented 0.0%, 0.0% and 0.0% on Class I, Class S and Class D, respectively, of average net assets.

The following are the financial highlights for the year ended December 31, 2023:

	Year Ended December 31, 2023
	Class I	Class S	Class D
Per Share Data (1):
Net asset value, beginning of period	$24.59	$24.59	$24.59
Net investment income	3.08	2.87	3.02
Net change in unrealized and realized gain (loss)	0.29	0.29	0.29

Net increase (decrease) in net assets resulting from operations	3.37	3.16	3.31
Distributions from net investment income (2)	(2.57)	(2.36)	(2.51)
Distributions from net realized gains (2)	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(2.57)	(2.36)	(2.51)

Early repurchase deduction fees (3)	0.00	0.00	0.00

Total increase (decrease) in net assets	0.80	0.80	0.80

Net asset value, end of period	$25.39	$25.39	$25.39

Shares outstanding, end of period	734,579,940	373,864,258	15,452,672
Total return based on NAV (4)	14.4%	13.4%	14.1%
Ratios:
Ratio of net expenses to average net assets (5)	10.3%	11.1%	10.6%
Ratio of net investment income to average net assets (5)	12.3%	11.5%	12.0%
Portfolio turnover rate	13.5%	13.5%	13.5%
Supplemental Data:
Net assets, end of period	$18,649,595	$9,492,496	$392,346
Asset coverage ratio	221.9%	221.9%	221.9%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).
(3)	The per share amount rounds to less than $0.01 per share per share, for Class I, Class S and Class D.
(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(5)
For the year ended December 31, 2023, the ratio of total operating expenses to average net assets was 10.3%, 11.1%, and 10.6% on Class I, Class S and Class D, respectively, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser, if any, which represented 0.0%, 0.0% and 0.0% on Class I, Class S and Class D, respectively, of average net assets.

The following are the financial highlights for the year ended December 31, 2022:

	Year Ended December 31, 2022
	Class I	Class S	Class D
Per Share Data (1):
Net asset value, beginning of period	$25.93	$25.93	$25.93
Net investment income	2.44	2.23	2.38
Net change in unrealized and realized gain (loss)	(1.56)	(1.56)	(1.56)

Net increase (decrease) in net assets resulting from operations	0.88	0.67	0.82
Distributions from net investment income (2)	(2.23)	(2.01)	(2.16)
Distributions from net realized gains (2)	—	—	—

Net increase (decrease) in net assets from shareholders’ distributions	(2.23)	(2.01)	(2.16)

Early repurchase deduction fees (3)	0.01	0.00	0.00

Total increase (decrease) in net assets	(1.34)	(1.34)	(1.34)

Net asset value, end of period	$24.59	$24.59	$24.59

Shares outstanding, end of period	591,237,616	282,541,041	48,795,925
Total return based on NAV (4)	3.6%	2.7%	3.3%
Ratios:
Ratio of net expenses to average net assets (5)	7.5%	8.4%	8.0%
Ratio of net investment income to average net assets (5)	9.8%	9.0%	9.6%
Portfolio turnover rate	21.2%	21.2%	21.2%
Supplemental Data:
Net assets, end of period	$14,537,932	$6,947,313	$1,199,819
Asset coverage ratio	184.5%	184.5%	184.5%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).
(3)	The per share amount rounds to less than $0.01 per share, for Class S and Class D.
(4)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(5)
For the year ended December 31, 2022, the ratio of total operating expenses to average net assets was 7.5%, 8.4%, and 8.0% on Class I, Class S and Class D, respectively, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser, if any, which represented 0.0%, 0.0% and 0.0% on Class I, Class S and Class D, respectively, of average net assets.

The following are the financial highlights for the year ended December 31, 2021:

	Year Ended December 31, 2021
	Class I	Class S	Class D (7)
Per Share Data (1):
Net asset value, beginning of period	$25.00	$25.00	$25.59
Net investment income	2.20	1.99	1.46
Net change in unrealized and realized gain (loss) (2)	0.84	0.84	0.39

Net increase (decrease) in net assets resulting from operations	3.04	2.83	1.85
Distributions from net investment income (3)	(2.09)	(1.88)	(1.49)
Distributions from net realized gains (3)	(0.02)	(0.02)	(0.02)

Net increase (decrease) in net assets from shareholders’ distributions	(2.11)	(1.90)	(1.51)

Early repurchase deduction fees (4)	0.00	0.00	0.00

Total increase (decrease) in net assets	0.93	0.93	0.34

Net asset value, end of period	$25.93	$25.93	$25.93

Shares outstanding, end of period	346,591,556	132,425,100	16,814,460
Total return based on NAV (5)	12.6%	11.6%	7.4%
Ratios:
Ratio of net expenses to average net assets (6)	4.8%	5.9%	5.7%
Ratio of net investment income to average net assets (6)	8.6%	7.8%	8.3%
Portfolio turnover rate	29.1%	29.1%	29.1%
Supplemental Data:
Net assets, end of period	$8,985,674	$3,433,213	$435,933
Asset coverage ratio	170.2%	170.2%	170.2%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)
For the year ended December 31, 2021, the amount shown does not correspond with the aggregate amount for the period as it includes a $0.31, $0.38 and $0.15 impact, on Class I, Class S and Class D, respectively, from the effect of the timing of capital transactions.

(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).
(4)	The per share amount rounds to less than $0.01 per share, for Class I, Class S and Class D.
(5)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s distribution reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(6)
For the year ended December 31, 2021, amounts are annualized except for organizational costs, excise tax, and management fee and income based incentive fee waivers by the Adviser, if any. For the year ended December 31, 2021, the ratio of total operating expenses to average net assets was 5.4%, 6.3%, and 5.9% on Class I, Class S and Class D, respectively, on an annualized basis, excluding the effect of expense support/(recoupment) and management fee and income based incentive fee waivers by the Adviser, if any which represented 0.6%, 0.5% and 0.2% on Class I, Class S and Class D, respectively, of average net assets.

(7)	Class D commenced on May 1, 2021.

The following is information about the Company’s senior securities as of the dates indicated in the table below:

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Bard Peak Funding Facility
December 31, 2024	1,000,298	2,265	—	N/A
December 31, 2023	242,243	2,219	—	N/A
December 31, 2022	1,235,414	1,845	—	N/A
December 31, 2021	879,000	1,702	—	N/A
Castle Peak Funding Facility
December 31, 2024	1,194,401	2,265	—	N/A
December 31, 2023	1,121,681	2,219	—	N/A
December 31, 2022	1,146,600	1,845	—	N/A
December 31, 2021	1,171,809	1,702	—	N/A
Maroon Peak Funding Facility
December 31, 2024	—	—	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	300,000	1,845	—	N/A
December 31, 2021	483,952	1,702	—	N/A
Summit Peak Funding Facility
December 31, 2024	952,105	2,265	—	N/A
December 31, 2023	286,046	2,219	—	N/A
December 31, 2022	1,691,844	1,845	—	N/A
December 31, 2021	1,643,154	1,702	—	N/A
Denali Peak Funding Facility
December 31, 2024	562,800	2,265	—	N/A
December 31, 2023	562,800	2,219	—	N/A
December 31, 2022	749,800	1,845	—	N/A
December 31, 2021	668,400	1,702	—	N/A
Bushnell Peak Funding Facility
December 31, 2024	480,300	2,265	—	N/A
December 31, 2023	465,300	2,219	—	N/A
December 31, 2022	400,000	1,845	—	N/A
December 31, 2021	395,500	1,702	—	N/A
Granite Peak Funding Facility
December 31, 2024	493,554	2,265	—	N/A
December 31, 2023	563,600	2,219	—	N/A
December 31, 2022	647,600	1,845	—	N/A
December 31, 2021	248,000	1,702	—	N/A
Middle Peak Funding Facility
December 31, 2024	750,000	2,265	—	N/A
December 31, 2023	600,950	2,219	—	N/A
December 31, 2022	596,950	1,845	—	N/A
December 31, 2021	799,550	1,702	—	N/A
Bison Peak Funding Facility
December 31, 2024	1,203,200	2,265	—	N/A
December 31, 2023	703,200	2,219	—	N/A
December 31, 2022	1,182,000	1,845	—	N/A
December 31, 2021	1,320,800	1,702	—	N/A

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Blanca Peak Funding Facility
December 31, 2024	1,375,090	2,265	—	N/A
December 31, 2023	1,375,090	2,219	—	N/A
December 31, 2022	1,081,000	1,845	—	N/A
December 31, 2021	892,800	1,702	—	N/A
Windom Peak Funding Facility
December 31, 2024	1,029,841	2,265	—	N/A
December 31, 2023	967,477	2,219	—	N/A
December 31, 2022	1,741,465	1,845	—	N/A
December 31, 2021	989,759	1,702	—	N/A
Monarch Peak Funding Facility
December 31, 2024	750,000	2,265	—	N/A
December 31, 2023	1,400,400	2,219	—	N/A
December 31, 2022	873,400	1,845	—	N/A
December 31, 2021	567,400	1,702	—	N/A
Borah Peak Funding Facility
December 31, 2024	—	—	—	N/A
December 31, 2023	130,000	2,219	—	N/A
December 31, 2022	223,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
2022-1 BSL WH
December 31, 2024	—	—	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	148,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
Naomi Peak Funding Facility
December 31, 2024	—	—	—	N/A
December 31, 2023	385,000	2,219	—	N/A
December 31, 2022	400,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
Meridian Peak Funding Facility
December 31, 2024	246,000	2,265	—	N/A
December 31, 2023	246,000	2,219	—	N/A
December 31, 2022	170,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
Haydon Peak Funding Facility
December 31, 2024	250,000	2,265	—	N/A
December 31, 2023	49,000	2,219	—	N/A
December 31, 2022	49,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
Bear Peak Funding Facility
December 31, 2024	164,816	2,265	—	N/A
December 31, 2023	360,531	2,219	—	N/A
December 31, 2022	166,031	1,845	—	N/A
December 31, 2021	—	—	—	N/A

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Phoenix Peak Funding Facility
December 31, 2024	197,736	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
Revolving Credit Facility
December 31, 2024	4,639,587	2,265	—	N/A
December 31, 2023	1,131,025	2,219	—	N/A
December 31, 2022	1,470,758	1,845	—	N/A
December 31, 2021	1,144,422	1,702	—	N/A
June 2024 Notes
December 31, 2024	—	—	—	N/A
December 31, 2023	435,000	2,219	—	N/A
December 31, 2022	435,000	1,845	—	N/A
December 31, 2021	435,000	1,702	—	N/A
June 2026 Notes
December 31, 2024	400,000	2,265	—	N/A
December 31, 2023	400,000	2,219	—	N/A
December 31, 2022	400,000	1,845	—	N/A
December 31, 2021	400,000	1,702	—	N/A
May 2027 Notes
December 31, 2024	625,000	2,265	—	N/A
December 31, 2023	625,000	2,219	—	N/A
December 31, 2022	625,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
October 2027 Notes
December 31, 2024	350,000	2,265	—	N/A
December 31, 2023	350,000	2,219	—	N/A
December 31, 2022	350,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
September 2024 Notes
December 31, 2024	—	—	—	N/A
December 31, 2023	365,000	2,219	—	N/A
December 31, 2022	365,000	1,845	—	N/A
December 31, 2021	365,000	1,702	—	N/A
December 2026 Notes
December 31, 2024	1,250,000	2,265	—	N/A
December 31, 2023	1,250,000	2,219	—	N/A
December 31, 2022	1,250,000	1,845	—	N/A
December 31, 2021	1,250,000	1,702	—	N/A
November 2026 Eurobonds
December 31, 2024	517,925	2,265	—	N/A
December 31, 2023	551,975	2,219	—	N/A
December 31, 2022	534,975	1,845	—	N/A
December 31, 2021	569,958	1,702	—	N/A

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
November 2024 Notes
December 31, 2024	—	—	—	N/A
December 31, 2023	500,000	2,219	—	N/A
December 31, 2022	500,000	1,845	—	N/A
December 31, 2021	500,000	1,702	—	N/A
March 2027 Notes
December 31, 2024	1,000,000	2,265	—	N/A
December 31, 2023	1,000,000	2,219	—	N/A
December 31, 2022	1,000,000	1,845	—	N/A
December 31, 2021	1,000,000	1,702	—	N/A
January 2025 Notes
December 31, 2024	500,000	2,265	—	N/A
December 31, 2023	500,000	2,219	—	N/A
December 31, 2022	500,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
January 2029 Notes
December 31, 2024	650,000	2,265	—	N/A
December 31, 2023	650,000	2,219	—	N/A
December 31, 2022	650,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
March 2025 Notes
December 31, 2024	900,000	2,265	—	N/A
December 31, 2023	900,000	2,219	—	N/A
December 31, 2022	900,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
April 2026 UK Bonds
December 31, 2024	312,975	2,265	—	N/A
December 31, 2023	318,663	2,219	—	N/A
December 31, 2022	301,725	1,845	—	N/A
December 31, 2021	—	—	—	N/A
September 2025 Notes
December 31, 2024	800,000	2,265	—	N/A
December 31, 2023	800,000	2,219	—	N/A
December 31, 2022	800,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
November 2028 Notes
December 31, 2024	500,000	2,265	—	N/A
December 31, 2023	500,000	2,219	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
January 2031 Notes
December 31, 2024	500,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
July 2029 Notes
December 31, 2024	500,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
September 2027 Notes
December 31, 2024	400,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
April 2030 Notes
December 31, 2024	400,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
November 2029 Notes
December 31, 2024	400,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
November 2034 Notes
December 31, 2024	800,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
2021-1 BSL Notes
December 31, 2024	663,000	2,265	—	N/A
December 31, 2023	663,000	2,219	—	N/A
December 31, 2022	663,000	1,845	—	N/A
December 31, 2021	663,000	1,702	—	N/A
2021-2 Notes
December 31, 2024	505,800	2,265	—	N/A
December 31, 2023	505,800	2,219	—	N/A
December 31, 2022	505,800	1,845	—	N/A
December 31, 2021	505,800	1,702	—	N/A
MML 2021-1 Debt
December 31, 2024	690,000	2,265	—	N/A
December 31, 2023	690,000	2,219	—	N/A
December 31, 2022	690,000	1,845	—	N/A
December 31, 2021	690,000	1,702	—	N/A
MML 2022-1 Debt
December 31, 2024	759,000	2,265	—	N/A
December 31, 2023	759,000	2,219	—	N/A
December 31, 2022	759,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
2022-1 BSL Debt
December 31, 2024	420,000	2,265	—	N/A
December 31, 2023	420,000	2,219	—	N/A
December 31, 2022	420,000	1,845	—	N/A
December 31, 2021	—	—	—	N/A
MML 2022-2 Debt
December 31, 2024	300,500	2,265	—	N/A
December 31, 2023	300,500	2,219	—	N/A
December 31, 2022	300,500	1,845	—	N/A
December 31, 2021	—	—	—	N/A
2023-1 Notes
December 31, 2024	305,000	2,265	—	N/A
December 31, 2023	305,000	2,219	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
2024-1 Notes
December 31, 2024	244,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
2024-2 Notes
December 31, 2024	305,000	2,265	—	N/A
December 31, 2023	—	—	—	N/A
December 31, 2022	—	—	—	N/A
December 31, 2021	—	—	—	N/A
Short-Term Borrowings
December 31, 2024	420,829	2,265	—	N/A
December 31, 2023	28,546	2,219	—	N/A
December 31, 2022	619,377	1,845	—	N/A
December 31, 2021	718,156	1,702	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)
Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “-” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)	Not applicable because the senior securities are not registered for public trading.
As of December 31, 2024 and December 31, 2023, the aggregate principal amount of indebtedness outstanding was $30.7 billion and $23.4 billion, respectively.

Note 11. Joint Ventures
BCRED Emerald JV
BCRED Emerald JV LP (“Emerald JV”), a Delaware limited liability company, was formed as a joint venture between the Company and a large North American pension fund (the “Emerald JV Partner”), and commenced operations on January 19, 2022 and operates under a limited liability company agreement. The Emerald JV’s principal purpose is to make investments, primarily in senior secured loans that are made to middle-market companies or in broadly syndicated loans.
The Company and the Emerald JV partner initially committed to contribute up to $1,500.0 million and $500.0 million of capital, respectively, to the Emerald JV. The Company initially contributed $733.4 million of cash, and the Emerald JV Partner contributed net assets of $244.5 million (i.e., $977.8 million in net assets contributed less $733.4 million in cash received by the Emerald JV Partner) to the Emerald JV in exchange for initial equity ownership interests of 75% and 25%, respectively.
On September 26, 2022, the Company and the Emerald JV Partner agreed to increase their capital commitments to the Emerald JV to $2,250.0 million and $750.0 million, respectively. The Company made capital contributions to the Emerald JV in an aggregate amount of $940.5 million (consisting of cash contributions of $670.2 million and an in-kind capital contribution of investments valued at $270.3 million), the Emerald JV Partner made capital contributions to the Emerald JV of approximately $313.5 million (consisting of a cash contribution of $251.4 million and an in-kind capital contribution of investments valued at $62.1 million), and certain of the subsidiaries of the Company sold investments to the Emerald JV for an aggregate cash purchase price of $1,971.6 million.
On December 22, 2022, the Company made further capital contributions of $222.0 million (consisting of a cash contribution of $124.3 million and an in-kind contribution of investments valued at approximately $97.7 million), and the Emerald JV Partner made further capital contributions of $74.0 million. After giving effect to the foregoing transactions, the equity ownership interests of the Company and the Emerald JV Partner in the Emerald JV remain 75% and 25%, respectively.
The Company and the Emerald JV Partner may, from time-to-time, make additional contributions of capital or may receive returns of capital from the Emerald JV. As of December 31, 2024 and December 31, 2023, the Company had capital contributions (net of returns of capital) of $1,815.0 million and $2,002.5 million, respectively, and the Emerald JV Partner had made capital contributions (net of returns of capital) of $605.0 million and $667.5 million, respectively.
As of December 31, 2024 and December 31, 2023, $435.0 million and $247.5 million, respectively, of capital remained uncalled from the Company and $145.0 million and $82.5 million, respectively, of capital remained uncalled from the Emerald JV Partner. As of December 31, 2024 and December 31, 2023, the equity ownership interests of the Company and the Emerald JV Partner in the Emerald JV were 75% and 25%, respectively.
From time to time, the Company may purchase investments from, or sell investments to, the Emerald JV. Any such purchases and sales require the approval of the Emerald JV’s General Partner, which is jointly controlled by the Company and the Emerald JV Partner. For the year ended December 31, 2024, the Company purchased investments from Emerald JV with a par value of $482.4 million, for a total cash purchase price based on then-current fair value (at the time of purchase) of $486.9 million.
The Company and the Emerald JV Partner, through their joint control of the Emerald JV’s General Partner, have equal control of the Emerald JV’s investment decisions, the decision to call additional capital up to the amounts committed by the Company and the Emerald JV Partner, the decision to return capital or to make distributions, and generally all other decisions in respect of the Emerald JV must be approved by the Emerald

JV’s investment committee or board of directors, each of which consists of an equal number of representatives of the Company and the Emerald JV Partner. The initial term of the Emerald JV is three years from the commencement of operations, and will continue for successive six-month periods thereafter upon the approval the Emerald JV’s General Partner, except in the case of a dissolution event. The Company’s investment in the Emerald JV can not be transferred without the consent of the Emerald JV partner. On January 9, 2025, the Emerald JV’s General Partner approved the extension of the Emerald JV to July 18, 2025.
The Company has determined that the Emerald JV is an investment company under ASC 946, and in accordance with ASC 946, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company subsidiary. Further, the Company has a variable interest in the Emerald JV and has determined that the Emerald JV is a variable interest entity under
ASC 810—Consolidation
(“ASC 810”)
.
However, the Company is not deemed to be the primary beneficiary of the Emerald JV as there is equal power between the Company and the Emerald JV Partner. Accordingly, the Company does not consolidate the Emerald JV.
The Company’s investment in the Emerald JV is disclosed on the Company’s Consolidated Schedule of Investments as of December 31, 2024 and December 31, 2023.

The following table presents the consolidated schedule of investments of the Emerald JV as of December 31, 2024:
BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt
Aerospace & Defense
Atlas CC Acquisition Corp.	(10)	SOFR + 4.25%	9.03%	1/19/2022	5/25/2028	$9,718	$9,481	$6,577	0.28%
Peraton Corp.	(10)	SOFR + 3.75%	8.21%	8/4/2022	2/1/2028	20,237	20,196	18,882	0.80
Signia Aerospace LLC	(4)(7)(9)	SOFR + 3.00%	7.40%	11/22/2024	12/11/2031	15,171	15,218	15,202	0.64
TransDigm Inc	(8)	SOFR + 2.50%	6.83%	11/19/2024	1/19/2032	9,975	10,019	10,007	0.42
TransDigm Inc	(8)	SOFR + 2.75%	7.35%	12/2/2024	8/24/2028	9,975	10,031	10,018	0.42
Vertex Aerospace Services Corp.	(10)	SOFR + 2.75%	7.11%	1/19/2022	12/6/2030	2,918	2,928	2,927	0.12

							67,873	63,613	2.68
Air Freight & Logistics
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	10.23%	1/19/2022	6/11/2027	23,992	23,883	23,992	1.01
AIT Worldwide Logistics Holdings Inc	(10)	SOFR + 4.75%	9.28%	10/30/2024	4/8/2030	24,451	24,331	24,657	1.04
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	10.92%	1/19/2022	12/9/2026	31,256	31,256	30,319	1.28
RWL Holdings, LLC	(4)(10)	SOFR + 5.75%	10.23%	1/19/2022	12/31/2028	26,369	26,066	23,468	0.99
Savage Enterprises, LLC	(9)	SOFR + 2.75%	7.30%	11/21/2024	9/15/2028	9,975	10,056	10,053	0.42
SEKO Global Logistics Network, LLC	(4)(11)	P + 7.00%	15.50%	7/1/2024	12/30/2026	734	723	734	0.03
SEKO Global Logistics Network, LLC	(4)(11)	SOFR + 5.00%	9.50% (incl. 5.00% PIK)	11/27/2024	5/27/2030	8,038	8,038	8,038	0.34
SEKO Global Logistics Network, LLC	(4)(11)	SOFR + 8.00%	12.52%	11/27/2024	11/27/2029	1,849	1,813	1,849	0.08
Wwex Uni Topco Holdings, LLC	(10)	SOFR + 4.00%	8.33%	11/8/2024	7/26/2028	4,768	4,756	4,803	0.20

							130,922	127,913	5.39
Airlines
American Airlines, Inc.	(10)	SOFR + 4.75%	9.63%	1/19/2022	4/20/2028	2,671	2,724	2,746	0.12
American Airlines, Inc.	(8)	SOFR + 2.75%	7.26%	11/25/2024	2/15/2028	10,000	10,075	10,062	0.42
American Airlines, Inc.	(8)	SOFR + 2.25%	6.62%	12/12/2024	2/15/2028	5,000	5,000	5,030	0.21
JetBlue Airways Corp	(9)	SOFR + 5.50%	9.85%	11/7/2024	8/27/2029	4,988	5,007	5,035	0.21
KKR Apple Bidco, LLC	(9)	SOFR + 2.75%	7.22%	6/7/2022	9/23/2028	20,796	20,829	20,941	0.88

							43,635	43,814	1.84
Auto Components
Belron Finance 2019 LLC	(9)	SOFR + 2.75%	7.27%	11/25/2024	10/16/2031	9,975	10,087	10,083	0.43
Beverages
Triton Water Holdings, Inc.	(9)	SOFR + 3.25%	7.84%	1/19/2022	3/31/2028	14,695	14,669	14,829	0.63
Building Products
Cornerstone Building Brands, Inc.	(9)	SOFR + 3.25%	7.75%	1/19/2022	4/12/2028	16,517	15,941	15,819	0.67
Fencing Supply Group Acquisition, LLC	(4)(11)	SOFR + 6.00%	10.46%	1/19/2022	2/26/2027	19,250	19,209	18,769	0.79
LBM Acquisition, LLC	(10)	SOFR + 3.75%	8.30%	6/6/2024	5/31/2031	13,865	13,718	13,770	0.58

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Building Products (continued)
Lindstrom, LLC	(4)(11)	SOFR + 6.25%	10.90%	1/19/2022	5/1/2027	$27,288	$27,288	$27,015	1.14%
MIWD Holdco II, LLC	(8)	SOFR + 3.00%	7.36%	10/3/2024	3/21/2031	9,975	10,075	10,089	0.43
Oscar Acquisitionco, LLC	(9)	SOFR + 4.25%	8.50%	12/2/2024	4/29/2029	9,974	9,918	9,885	0.42
TCP Sunbelt Acquisition Co	(8)	SOFR + 4.25%	8.99%	10/15/2024	10/15/2031	25,391	25,142	25,533	1.08
The Chamberlain Group, Inc.	(9)	SOFR + 3.25%	7.71%	1/19/2022	11/3/2028	14,773	14,749	14,879	0.63
Windows Acquisition Holdings, Inc.	(4)(11)	SOFR + 6.50%	10.98% (incl. 8.94% PIK)	1/19/2022	12/29/2026	10,390	10,390	8,416	0.35

							146,430	144,175	6.09
Capital Markets
Apex Group Treasury, LLC	(9)	SOFR + 3.75%	8.96%	1/19/2022	7/27/2028	1,070	1,060	1,081	0.05
Apex Group Treasury, LLC	(9)	SOFR + 4.00%	9.08%	8/2/2024	7/27/2028	70,715	70,802	71,451	3.01
Aretec Group, Inc.	(8)	SOFR + 3.50%	7.86%	12/6/2024	8/9/2030	1,320	1,320	1,324	0.06
Citco Funding, LLC	(9)	SOFR + 2.75%	7.31%	6/13/2024	4/27/2028	7,211	7,203	7,281	0.31
GTCR Everest Borrower, LLC	(8)	SOFR + 2.75%	7.08%	9/5/2024	9/5/2031	8,259	8,093	8,302	0.35
Osaic Holdings Inc	(8)	SOFR + 3.50%	7.86%	11/26/2024	8/17/2028	19,345	19,395	19,447	0.82
Resolute Investment Managers, Inc.	(11)	SOFR + 6.50%	11.09%	12/29/2023	4/30/2027	941	932	926	0.04
Saphilux S.à r.l.	(8)	S +4.75%	9.45%	7/27/2023	7/18/2028	GBP 20,000	25,474	25,142	1.06
Situs-AMC Holdings Corporation	(4)(11)	SOFR + 5.50%	9.93%	9/26/2022	12/22/2027	90,087	89,376	90,087	3.80
Superannuation And Investments US, LLC	(9)	SOFR + 3.75%	8.22%	1/19/2022	12/1/2028	1,940	1,947	1,954	0.08
The Edelman Financial Engines Center, LLC	(8)	SOFR + 3.00%	7.36%	6/5/2024	4/7/2028	18,628	18,628	18,764	0.79

							244,230	245,759	10.37
Chemicals
Derby Buyer, LLC	(9)	SOFR + 3.00%	7.37%	12/13/2024	11/1/2030	3,202	3,202	3,216	0.14
Derby Buyer, LLC	(9)	SOFR + 3.00%	7.37%	5/14/2024	11/1/2030	10,000	10,069	10,044	0.42
Discovery Purchaser Corp	(9)	SOFR + 4.38%	8.95%	12/2/2024	10/4/2029	8,550	8,634	8,613	0.36
Ecovyst Catalyst Technologies LLC	(8)	SOFR + 2.25%	6.84%	11/7/2024	6/12/2031	5,000	5,004	5,029	0.21
Pigments Services, Inc.	(4)(11)(17)	SOFR + 8.25%	12.69% PIK	4/14/2023	4/14/2029	7,125	4,670	2,367	0.10
Pigments Services, Inc.	(4)(11)	SOFR + 8.25%	12.69% PIK	4/14/2023	4/14/2029	3,479	3,479	3,479	0.15

							35,058	32,748	1.38
Commercial Services & Supplies
Access CIG, LLC	(9)	SOFR + 5.00%	9.59%	8/18/2023	8/18/2028	19,364	18,996	19,577	0.83
Allied Universal Holdco, LLC	(9)	SOFR + 3.75%	8.21%	1/19/2022	5/12/2028	27,929	27,784	28,055	1.18

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Commercial Services & Supplies (continued)
Amspec Parent LLC	(4)(8)	SOFR + 4.25%	8.64%	12/20/2024	12/12/2031	$2,773	$2,759	$2,794	0.12%
Amspec Parent LLC	(4)(8)	SOFR + 4.25%	8.64%	12/20/2024	12/12/2031	427	426	430	0.02
Anticimex, Inc.	(9)	SOFR + 3.15%	7.72%	5/25/2022	11/16/2028	14,814	14,772	14,938	0.63
Anticimex, Inc.	(9)	SOFR + 3.40%	7.97%	4/23/2024	11/16/2028	24,440	24,440	24,647	1.04
Armor Holdco, Inc.	(9)	SOFR + 3.75%	8.03%	12/13/2024	12/11/2028	7,466	7,466	7,574	0.32
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 3.75%	8.22%	1/19/2022	3/31/2028	3,477	3,477	3,518	0.15
EAB Global, Inc.	(9)	SOFR + 3.25%	7.61%	1/19/2022	8/16/2028	19,806	19,798	19,907	0.84
Foundational Education Group, Inc.	(9)	SOFR + 3.75%	8.60%	6/7/2022	8/31/2028	3,890	3,806	3,797	0.16
Garda World Security Corp.	(8)	SOFR + 3.50%	7.90%	8/6/2024	2/1/2029	5,865	5,865	5,898	0.25
International SOS The Americas LP	(4)(9)	SOFR + 2.75%	7.08%	6/28/2024	9/7/2028	1,940	1,940	1,955	0.08
Java Buyer, Inc.	(4)(10)	SOFR + 5.75%	10.20%	1/19/2022	12/15/2027	9,529	9,433	9,529	0.40
Java Buyer, Inc.	(4)(10)	SOFR + 5.75%	10.44%	1/19/2022	12/15/2027	2,947	2,927	2,947	0.12
JSS Holdings, Inc.	(4)(10)	SOFR + 5.25%	10.00% (incl. 3.00% PIK)	1/19/2022	11/8/2031	36,312	36,130	36,312	1.53
KPSKY Acquisition, Inc.	(4)(10)(18)	SOFR + 5.50%	10.19%	9/26/2022	10/19/2028	133,599	129,272	116,231	4.90
OMNIA Partners, LLC	(8)	SOFR + 2.75%	7.37%	1/26/2024	7/25/2030	20,381	20,568	20,507	0.86
Polyphase Elevator Holding Co.	(4)(11)	SOFR + 6.00%	10.43% (incl. 5.00% PIK)	9/26/2022	6/23/2027	29,435	29,039	24,358	1.03
Prime Security Services Borrower, LLC	(8)	SOFR + 2.00%	6.52%	11/20/2024	10/13/2030	7,000	7,000	7,025	0.30
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc.)	(9)	SOFR + 3.50%	7.97%	1/19/2022	12/8/2028	4,621	4,605	4,668	0.20

							370,503	354,667	14.96
Construction & Engineering
Brookfield WEC Holdings, Inc.	(8)	SOFR + 2.25%	6.80%	1/25/2024	1/27/2031	19,781	19,822	19,821	0.84
Centuri Group, Inc.	(9)	SOFR + 2.50%	6.96%	12/2/2024	8/27/2028	10,000	10,062	10,061	0.42
Groundworks, LLC	(8)	SOFR + 3.25%	7.65%	11/7/2024	3/14/2031	467	468	470	0.02
Groundworks, LLC	(8)	SOFR + 3.25%	7.65%	11/7/2024	3/14/2031	2,527	2,533	2,543	0.11
Osmose Utilities Services Inc	(9)	SOFR + 3.25%	7.72%	11/7/2024	6/23/2028	16,956	17,032	17,006	0.72
Pike Electric Corp.	(8)	SOFR + 3.00%	7.47%	6/7/2022	1/21/2028	6,000	5,889	6,056	0.26
Refficiency Holdings, LLC	(10)	SOFR + 3.50%	7.96%	1/19/2022	12/16/2027	9,360	9,383	9,411	0.40
Socotec US Holding Inc	(10)	SOFR + 3.75%	8.27%	11/13/2024	6/30/2028	1,386	1,382	1,394	0.06

							66,571	66,762	2.83
Construction Materials
Tamko Building Products, LLC	(8)	SOFR + 2.75%	7.09%	10/23/2024	9/20/2030	7,932	7,982	8,006	0.34

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Containers & Packaging
Anchor Packaging, LLC	(8)	SOFR + 3.25%	7.69%	12/13/2024	7/18/2029		$4,987	$5,031	$5,022	0.21%
Ascend Buyer, LLC	(4)(10)	SOFR + 5.75%	10.23%	9/26/2022	9/30/2028		74,018	73,553	74,018	3.12
Berlin Packaging, LLC	(8)	SOFR + 3.50%	8.05%	6/7/2024	6/7/2031		10,000	10,054	10,069	0.42
Berlin Packaging, LLC	(8)	SOFR + 3.50%	8.05%	12/6/2024	6/7/2031		18,785	18,876	18,916	0.80
Clydesdale Acquisition Holdings, Inc.	(9)	SOFR + 3.18%	7.53%	4/13/2022	4/13/2029		26,338	26,266	26,420	1.11
Graham Packaging Co, Inc.	(8)	SOFR + 2.50%	6.86%	7/31/2024	8/4/2027		18,278	18,342	18,344	0.77
ProAmpac PG Borrower, LLC	(10)	SOFR + 4.00%	8.66%	4/9/2024	9/15/2028		7,905	7,937	7,940	0.33
Ring Container Technologies Group, LLC	(9)	SOFR + 2.75%	7.11%	7/19/2024	8/12/2028		12,893	12,961	12,946	0.55
SupplyOne, Inc.	(8)	SOFR + 3.75%	8.11%	4/19/2024	4/19/2031		18,164	18,324	18,338	0.77
TricorBraun Holdings, Inc.	(9)	SOFR + 3.25%	7.72%	1/19/2022	3/3/2028		26,424	26,231	26,438	1.11
Trident TPI Holdings, Inc.	(9)	SOFR + 3.75%	8.19%	10/18/2024	9/15/2028		26,810	26,922	27,084	1.14

								244,497	245,535	10.33
Distributors
BP Purchaser, LLC	(4)(10)	SOFR + 5.50%	10.16% PIK	9/26/2022	12/10/2028		49,876	49,221	43,891	1.85
Genuine Cable Group, LLC	(4)(10)	SOFR + 5.75%	10.21%	1/19/2022	11/2/2026		31,490	31,273	29,916	1.26
Marcone Yellowstone Buyer, Inc.	(4)(10)	SOFR + 6.25%	10.99% (incl. 3.25% PIK)	9/26/2022	6/23/2028		81,336	80,099	72,796	3.07
Tailwind Colony Holding Corporation	(4)(11)	SOFR + 6.50%	11.19%	1/19/2022	5/13/2026		30,906	30,711	30,288	1.28

								191,304	176,891	7.46
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 3.50%	7.96%	1/19/2022	12/11/2028		17,953	17,851	18,072	0.76
Barbri Holdings, Inc.	(4)(10)	SOFR + 5.75%	10.18%	1/19/2022	4/28/2028		69,912	69,380	69,562	2.93
BPPH2 Limited	(4)(8)	S +6.50%	11.32%	2/21/2023	3/16/2028	GBP	26,000	30,977	32,549	1.37
Cambium Learning Group, Inc.	(4)(7)(10)	SOFR + 5.50%	10.23%	1/19/2022	7/20/2028		34,262	34,262	34,262	1.44
Cengage Learning, Inc.	(11)	SOFR + 3.50%	7.86%	11/22/2024	3/22/2031		11,610	11,669	11,685	0.49
Element Materials Technology Group US Holdings Inc.	(9)	SOFR + 3.75%	8.08%	4/12/2022	7/6/2029		4,900	4,888	4,938	0.21
Express Wash Concepts, LLC	(4)(7)(11)	SOFR + 5.00%	9.36%	1/19/2022	4/30/2027		38,854	38,360	38,228	1.61
Fugue Finance LLC	(9)	SOFR + 3.25%	7.72%	12/5/2024	1/9/2032		1,458	1,458	1,474	0.06
Imagine Learning, LLC	(9)	SOFR + 3.50%	7.86%	2/1/2024	12/21/2029		6,934	6,957	6,955	0.29
KUEHG Corp.	(9)	SOFR + 3.25%	7.84%	10/21/2024	6/12/2030		10,000	10,113	10,115	0.43
Mckissock Investment Holdings, LLC	(10)	SOFR + 5.00%	9.79%	3/10/2022	3/12/2029		3,890	3,867	3,872	0.16
Mister Car Wash Holdings, Inc.	(8)	SOFR + 2.75%	7.09%	12/6/2024	3/21/2031		9,975	10,050	10,035	0.42

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Diversified Consumer Services (continued)
Pre-Paid Legal Services, Inc.	(9)	SOFR + 3.75%	8.22%	1/19/2022	12/15/2028	$22,703	$22,619	$22,884	0.96%
University Support Services, LLC	(9)	SOFR + 2.75%	7.11%	2/10/2022	2/10/2029	23,540	23,482	23,677	1.00

							285,933	288,308	12.13
Diversified Telecommunication Services
Lumen Technologies Inc	(14)	SOFR + 6.00%	10.36%	12/18/2024	6/1/2028	4,935	4,953	4,956	0.21
Zacapa, LLC	(9)	SOFR + 3.75%	8.08%	10/29/2024	3/22/2029	15,809	15,903	15,920	0.67

							20,856	20,876	0.88
Electrical Equipment
Madison IAQ, LLC	(9)	SOFR + 2.75%	7.89%	1/19/2022	6/21/2028	26,456	26,415	26,584	1.12
Electronic Equipment, Instruments & Components
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	10.68%	1/19/2022	12/23/2026	3,161	3,142	3,019	0.13
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	10.73%	1/19/2022	12/23/2026	811	807	774	0.03
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	10.43%	1/19/2022	12/23/2026	10,531	10,468	10,057	0.42
Infinite Bidco, LLC	(9)	SOFR + 3.75%	8.60%	1/19/2022	3/2/2028	2,910	2,918	2,893	0.12
Modena Buyer, LLC	(8)	SOFR + 4.50%	8.86%	7/1/2024	7/1/2031	3,100	3,042	3,010	0.13

							20,377	19,753	0.83
Energy Equipment & Services
Ursa Minor US Bidco, LLC	(8)	SOFR + 3.00%	7.33%	12/11/2024	3/26/2031	5,000	5,063	5,047	0.21
Entertainment
CE Intermediate I, LLC	(9)	SOFR + 3.50%	8.05%	1/19/2022	11/10/2028	4,863	4,860	4,890	0.21
EP Purchaser, LLC	(9)	SOFR + 4.50%	9.90%	12/6/2024	11/6/2028	1,439	1,435	1,448	0.06
EP Purchaser, LLC	(9)	SOFR + 3.50%	8.09%	1/19/2022	11/6/2028	3,404	3,399	3,396	0.14
UFC Holdings, LLC	(8)	SOFR + 2.25%	6.77%	11/14/2024	11/21/2031	7,582	7,573	7,633	0.32

							17,267	17,367	0.73
Financial Services
Mitchell International, Inc.	(9)	SOFR + 3.25%	7.61%	6/17/2024	6/17/2031	14,963	14,951	14,989	0.63
Planet US Buyer, LLC	(8)	SOFR + 3.00%	7.52%	11/25/2024	1/31/2031	10,790	10,895	10,896	0.46
Solera, LLC	(9)(18)	SOFR + 4.00%	8.85%	5/16/2022	6/2/2028	16,730	16,551	16,781	0.71

							42,397	42,666	1.80
Food Products
CHG PPC Parent, LLC	(9)	SOFR + 3.00%	7.47%	11/7/2024	12/8/2028	15,951	16,031	16,060	0.68
Dreyers Grand Ice Cream Inc	(8)	SOFR + 2.00%	6.36%	11/7/2024	9/30/2031	10,000	9,985	10,021	0.42

							26,016	26,081	1.10
Health Care Equipment & Supplies
Auris Luxembourg III S.à r.l.	(8)	SOFR + 3.75%	8.18%	4/8/2024	2/28/2029	9,942	9,983	10,073	0.42
CPI Buyer, LLC	(4)(7)(10)	SOFR + 5.50%	10.28%	1/19/2022	11/1/2028	138,142	135,668	135,665	5.72
CSHC Buyerco, LLC	(4)(7)(11)	SOFR + 4.75%	9.42%	2/15/2022	9/8/2026	10,553	10,484	10,526	0.44

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)		Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Health Care Equipment & Supplies (continued)
Embecta Corp	(9)	SOFR + 3.00%	7.36%	12/11/2024	3/30/2029		$4,820	$4,806	$4,807	0.20%
Natus Medical Incorporated	(4)(9)	SOFR + 5.50%	10.25%	8/18/2022	7/20/2029		3,646	3,489	3,591	0.15
Resonetics, LLC	(10)	SOFR + 3.25%	7.60%	12/6/2024	6/18/2031		5,100	5,150	5,139	0.22
Sharp Services, LLC	(8)	SOFR + 3.25%	7.58%	10/25/2024	12/31/2028		4,988	5,028	5,041	0.21

								174,608	174,842	7.36
Health Care Providers & Services
ACI Group Holdings, Inc.	(4)(10)	SOFR + 6.00%	10.46% (incl. 3.25% PIK)	7/7/2023	8/2/2028		128,528	127,691	123,387	5.20
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	10.60%	1/19/2022	5/7/2027		1,696	1,686	1,696	0.07
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	10.78%	1/19/2022	5/7/2027		28,701	28,507	28,701	1.21
ADCS Clinics Intermediate Holdings, LLC	(4)(7)(11)	SOFR + 6.25%	10.68%	1/19/2022	5/7/2026		67	64	67	0.00
Amerivet Partners Management, Inc.	(4)(11)	SOFR + 5.25%	9.75%	9/26/2022	2/25/2028		82,425	81,089	82,425	3.48
Canadian Hospital Specialties Ltd.	(4)(11)	CA +4.50%	7.82%	12/20/2022	4/14/2028	CAD	29,318	21,366	20,090	0.85
CCBlue Bidco, Inc.	(4)(10)	SOFR + 6.50%	10.93% PIK	1/19/2022	12/21/2028		23,943	23,719	20,771	0.88
CHG Healthcare Services, Inc.	(9)	SOFR + 3.00%	7.40%	12/10/2024	9/29/2028		7,567	7,611	7,604	0.32
DCA Investment Holdings, LLC	(4)(10)	SOFR + 6.41%	10.73%	1/19/2022	4/3/2028		29,635	29,462	28,746	1.21
Epoch Acquisition, Inc.	(4)(11)	SOFR + 6.00%	10.53%	1/19/2022	10/4/2026		28,511	28,511	28,511	1.20
Examworks Bidco, Inc.	(9)	SOFR + 2.75%	7.11%	1/19/2022	11/1/2028		14,977	14,865	15,051	0.63
Global Medical Response Inc	(11)	SOFR + 5.50%	9.86% (incl. 0.75% PIK)	12/18/2024	10/31/2028		3,992	4,007	4,010	0.17
Heartland Dental, LLC	(10)	SOFR + 4.50%	8.86%	11/7/2024	4/30/2028		14,962	14,994	15,011	0.63
ICS US Holdings, Inc.	(4)(9)	SOFR + 4.75%	9.42%	12/20/2022	6/8/2028		35,000	33,564	31,413	1.32
Jayhawk Buyer, LLC	(4)(11)	SOFR + 5.00%	9.43%	1/19/2022	10/15/2026		25,464	25,365	24,254	1.02
MED ParentCo LP	(8)	SOFR + 3.50%	7.86%	10/18/2024	4/15/2031		24,938	25,221	25,169	1.06
Navigator Acquiror, Inc.	(4)(7)(9)	SOFR + 5.50%	9.96%	1/19/2022	7/16/2027		20,430	20,377	17,672	0.75
Onex TSG Intermediate Corp.	(10)	SOFR + 4.75%	9.60%	1/19/2022	2/28/2028		1,940	1,948	1,958	0.08
PSKW Intermediate, LLC	(4)(11)	SOFR + 5.50%	9.90%	12/11/2024	3/9/2028		31,018	31,018	31,018	1.31
Raven Acquisition Holdings, LLC	(8)	SOFR + 3.25%	7.61%	10/15/2024	11/19/2031		9,333	9,331	9,366	0.39
Raven Acquisition Holdings, LLC	(8)	SOFR + 3.25%	7.61%	10/15/2024	11/19/2031		667	667	669	0.03
Smile Doctors, LLC	(4)(7)(10)	SOFR + 5.75%	10.66%	1/19/2022	12/23/2028		141,903	140,081	138,237	5.83

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Health Care Providers & Services (continued)
Southern Veterinary Partners LLC	(8)	SOFR + 3.25%	7.71%	12/4/2024	10/31/2031	$10,000	$10,113	$10,083	0.43%
WHCG Purchaser III Inc	(4)(10)	SOFR + 6.50%	10.83% (incl. 5.41% PIK)	8/2/2024	6/30/2029	2,797	2,797	2,797	0.12
WHCG Purchaser III Inc	(4)(10)(17)	10.00%	10.00% PIK	8/2/2024	6/30/2030	2,267	892	866	0.04

							684,946	669,572	28.23
Health Care Technology
Cotiviti, Inc.	(8)	SOFR + 2.75%	7.30%	11/25/2024	5/1/2031	34,856	35,048	35,096	1.48
Gainwell Acquisition Corp.	(10)	SOFR + 4.00%	8.43%	12/18/2024	10/1/2027	15,023	14,526	14,589	0.62
GI Ranger Intermediate, LLC	(4)(10)	SOFR + 6.00%	10.48%	9/26/2022	10/29/2028	43,895	43,478	43,676	1.84
Project Ruby Ultimate Parent Corp	(8)	SOFR + 3.00%	7.47%	11/20/2024	3/10/2028	321	321	323	0.01
Waystar Technologies, Inc.	(8)	SOFR + 2.25%	6.59%	12/30/2024	10/22/2029	3,647	3,647	3,669	0.15

							97,020	97,353	4.10
Hotels, Restaurants & Leisure
Alterra Mountain Co	(8)	SOFR + 2.75%	7.11%	11/7/2024	8/17/2028	6,842	6,842	6,896	0.29
IRB Holding Corp.	(10)	SOFR + 2.50%	6.86%	12/11/2024	12/15/2027	10,000	10,069	10,022	0.42
Life Time, Inc.	(8)	SOFR + 2.50%	7.03%	10/15/2024	11/5/2031	20,000	20,111	20,105	0.85
Scientific Games Holdings LP	(9)	SOFR + 3.00%	7.59%	6/11/2024	4/4/2029	14,933	14,919	14,987	0.63
Tacala Investment Corp.	(10)	SOFR + 3.50%	7.86%	11/13/2024	1/31/2031	4,988	5,028	5,034	0.21
Whatabrands, LLC	(9)	SOFR + 2.75%	7.32%	5/14/2024	8/3/2028	10,000	10,062	10,036	0.42
Whatabrands, LLC	(9)	SOFR + 2.50%	6.86%	12/11/2024	8/3/2028	9,147	9,147	9,180	0.39

							76,178	76,260	3.21
Household Durables
ACProducts Holdings Inc	(9)	SOFR + 4.25%	8.84%	5/20/2024	5/17/2028	2,299	1,988	1,868	0.08
AI Aqua Merger Sub, Inc.	(9)	SOFR + 3.50%	8.05%	12/5/2024	7/31/2028	27,433	27,426	27,490	1.16
Madison Safety & Flow LLC	(8)	SOFR + 3.25%	7.61%	9/26/2024	9/26/2031	9,975	10,093	10,061	0.42
TGP Holdings III LLC	(10)	SOFR + 3.25%	7.71%	12/12/2024	6/29/2028	19,997	19,647	19,592	0.83

							59,154	59,011	2.49
Independent Power and Renewable Electricity Producers
Calpine Corp	(8)	SOFR + 1.75%	6.57%	12/12/2024	1/31/2031	2,894	2,890	2,889	0.12
Industrial Conglomerates
Engineered Machinery Holdings, Inc.	(10)	SOFR + 3.75%	8.34%	6/7/2022	5/19/2028	3,890	3,803	3,925	0.17
Insurance
Alera Group, Inc.	(4)(10)	SOFR + 5.25%	9.61%	9/26/2022	10/2/2028	43,786	43,234	43,786	1.85
Alliant Holdings Intermediate LLC	(8)	SOFR + 2.75%	7.11%	9/12/2024	9/19/2031	2,397	2,397	2,406	0.10

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Insurance (continued)
AmWINS Group Inc	(10)	SOFR + 2.25%	6.72%	11/7/2024	2/19/2028	$4,987	$4,997	$5,008	0.21%
AssuredPartners, Inc.	(9)	SOFR + 3.50%	7.86%	2/16/2024	2/14/2031	32,205	32,383	32,310	1.36
Baldwin Insurance Group Holdings, LLC	(8)	SOFR + 3.25%	7.61%	12/11/2024	5/26/2031	6,734	6,734	6,788	0.29
BroadStreet Partners, Inc.	(8)	SOFR + 3.00%	7.36%	6/14/2024	6/14/2031	37,619	37,737	37,792	1.59
Foundation Risk Partners Corp.	(4)(10)	SOFR + 5.25%	9.58%	9/26/2022	10/29/2030	75,252	74,707	75,252	3.17
HUB International, Ltd.	(8)	SOFR + 2.75%	7.37%	11/25/2024	6/20/2030	19,900	20,099	20,045	0.85
Hyperion Refinance S.à r.l.	(9)	SOFR + 3.50%	7.86%	11/22/2024	4/18/2030	9,975	10,081	10,062	0.42
Hyperion Refinance S.à r.l.	(9)	SOFR + 3.00%	7.36%	11/22/2024	2/15/2031	11,338	11,444	11,429	0.48
OneDigital Borrower, LLC	(9)	SOFR + 3.25%	7.61%	11/19/2024	6/13/2031	11,970	12,075	12,015	0.51
Patriot Growth Insurance Services, LLC.	(4)(10)	SOFR + 5.00%	9.48%	9/26/2022	10/16/2028	62,364	61,084	62,364	2.63
TIH Insurance Holdings, LLC.	(8)	SOFR + 2.75%	7.08%	12/6/2024	5/6/2031	10,000	10,075	10,045	0.42
USI, Inc.	(8)	SOFR + 2.25%	6.58%	12/23/2024	11/22/2029	16,713	16,800	16,706	0.70
USI, Inc.	(8)	SOFR + 2.25%	6.58%	12/23/2024	9/29/2030	14,963	15,052	14,959	0.63

							358,899	360,967	15.21
Interactive Media & Services
Project Boost Purchaser, LLC	(8)	SOFR + 3.50%	8.15%	7/16/2024	7/16/2031	16,836	16,945	16,977	0.72
Internet & Direct Marketing Retail
Identity Digital, Inc.	(4)(11)	SOFR + 5.25%	9.74%	1/19/2022	12/29/2027	41,590	41,444	41,590	1.75
Prodege International Holdings, LLC	(4)(10)	SOFR + 5.75%	10.10%	1/19/2022	12/15/2027	20,732	20,548	20,162	0.85

							61,992	61,752	2.60
IT Services
Ahead DB Holdings, LLC	(10)	SOFR + 3.50%	7.83%	8/2/2024	2/1/2031	3,210	3,206	3,236	0.14
Dcert Buyer, Inc.	(8)	SOFR + 4.00%	8.36%	5/24/2022	10/16/2026	9,956	9,804	9,589	0.40
Fortress Intermediate 3 Inc	(4)(8)	SOFR + 3.50%	7.86%	12/11/2024	6/27/2031	4,988	5,025	5,009	0.21
Informatica LLC	(8)	SOFR + 2.25%	6.61%	11/7/2024	10/27/2028	9,974	10,023	10,037	0.42
Newfold Digital Holdings Group Inc	(11)	SOFR + 3.50%	8.14%	1/19/2022	2/10/2028	4,368	4,312	3,746	0.16
Razor Holdco, LLC	(4)(10)	SOFR + 5.75%	10.44%	1/19/2022	10/25/2027	25,220	24,974	25,220	1.06
Virtusa Corp.	(10)	SOFR + 3.25%	7.61%	6/21/2024	2/15/2029	25,790	25,965	26,004	1.10

							83,309	82,841	3.49
Life Sciences Tools & Services
LSCS Holdings, Inc.	(9)	SOFR + 4.50%	8.86%	12/2/2024	12/16/2028	4,987	5,037	5,028	0.21
PAREXEL International Inc/Wilmington	(9)	SOFR + 3.00%	7.36%	11/19/2024	11/15/2028	9,974	10,049	10,055	0.42

							15,086	15,083	0.63

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Machinery
Chart Industries, Inc.	(9)	SOFR + 2.50%	7.09%	11/13/2024	3/16/2030	$8,000	$8,071	$8,042	0.34%
LSF11 Trinity Bidco, Inc.	(4)(8)	SOFR + 3.00%	7.37%	12/11/2024	6/14/2030	231	231	233	0.01
Pro Mach Group, Inc.	(11)	SOFR + 3.50%	7.86%	9/3/2024	8/31/2028	5,904	5,904	5,963	0.25
SPX Flow, Inc.	(9)	SOFR + 3.00%	7.36%	6/6/2024	4/5/2029	6,395	6,445	6,456	0.27
Titan Co-Borrower LLC	(8)	SOFR + 4.50%	8.78%	11/19/2024	2/15/2029	5,208	5,236	5,259	0.22
Victory Buyer, LLC	(9)	SOFR + 3.75%	8.22%	1/19/2022	11/19/2028	9,752	9,388	9,599	0.40

							35,275	35,552	1.49
Media
McGraw-Hill Education, Inc.	(9)	SOFR + 4.00%	8.33%	11/25/2024	8/6/2031	4,777	4,842	4,837	0.20
Radiate Holdco, LLC	(10)	SOFR + 3.25%	7.72%	1/19/2022	9/25/2026	2,352	2,351	2,063	0.09
Sunrise Financing Partnership	(8)	SOFR + 2.93%	7.44%	6/7/2022	1/31/2029	3,346	3,309	3,368	0.14

							10,502	10,268	0.43
Metals & Mining
SCIH Salt Holdings, Inc.	(10)	SOFR + 3.00%	7.35%	1/19/2022	1/31/2029	18,060	18,131	18,131	0.76
Mortgage Real Estate Investment Trusts (REITs)
Blackstone Mortgage Trust Inc	(9)	SOFR + 3.50%	7.84%	11/14/2024	5/9/2029	4,987	4,993	5,003	0.21
Starwood Property Mortgage LLC	(4)(9)	SOFR + 2.25%	6.64%	12/12/2024	12/12/2029	2,757	2,750	2,753	0.12

							7,743	7,756	0.33
Oil, Gas & Consumable Fuels
Freeport LNG Investments, LLLP	(9)	SOFR + 3.50%	8.38%	1/19/2022	12/21/2028	18,271	18,246	18,381	0.77
Paper & Forest Products
Profile Products, LLC	(4)(10)	SOFR + 5.75%	10.29%	9/26/2022	11/12/2027	74,498	73,633	72,263	3.05
Professional Services
Ankura Consulting Group, LLC	(10)	SOFR + 3.50%	7.84%	12/17/2024	12/17/2031	1,417	1,414	1,421	0.06
APFS Staffing Holdings, Inc.	(9)	SOFR + 4.25%	8.61%	4/22/2024	12/29/2028	2,977	2,970	2,999	0.13
Camelot US Acquisition, LLC.	(8)	SOFR + 2.75%	7.11%	1/31/2024	1/31/2031	7,746	7,724	7,749	0.33
Cast & Crew Payroll, LLC	(9)	SOFR + 3.75%	8.11%	1/19/2022	12/29/2028	27,572	26,895	26,790	1.13
CFGI Holdings, LLC	(4)(10)	SOFR + 4.50%	8.86%	9/26/2022	11/2/2027	110,069	110,069	110,069	4.64
Deerfield Dakota Holding, LLC	(11)	SOFR + 3.75%	8.08%	1/19/2022	4/9/2027	14,674	14,578	14,385	0.61
Dun & Bradstreet Corp	(8)	SOFR + 2.25%	6.59%	11/15/2024	1/18/2029	12,857	12,882	12,881	0.54
First Advantage Holdings, LLC	(8)	SOFR + 3.25%	7.82%	6/7/2022	10/31/2031	5,000	5,013	5,059	0.21
Kwor Acquisition, Inc.	(4)(11)(17)	P +4.25%	12.25%	9/26/2022	12/22/2028	90,815	88,773	73,333	3.09
Mercury Borrower, Inc.	(8)	SOFR + 3.00%	7.36%	12/13/2024	8/2/2028	12,033	12,077	12,153	0.51

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Professional Services (continued)
Mercury Borrower, Inc.	(9)	SOFR + 3.50%	8.19%	5/25/2022	8/2/2028	$4,957	$4,975	$4,998	0.21%
Ryan, LLC	(9)	SOFR + 3.50%	7.86%	11/7/2024	11/14/2030	9,977	10,057	10,017	0.42
Sedgwick Claims Management Services, Inc.	(8)	SOFR + 3.00%	7.59%	2/24/2023	7/31/2031	34,333	34,496	34,583	1.46
Trinity Air Consultants Holdings Corp.	(4)(10)	SOFR + 5.25%	9.76%	9/26/2022	6/29/2028	118,000	117,281	118,000	4.98
West Monroe Partners, LLC	(4)(7)(10)	SOFR + 4.75%	9.15%	1/19/2022	11/8/2028	28,749	28,424	28,462	1.20

							477,628	462,899	19.52
Real Estate Management & Development
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR + 5.50%	9.96%	1/19/2022	8/8/2030	18,138	18,257	18,138	0.76
Software
Applied Systems, Inc.	(8)	SOFR + 3.00%	7.33%	11/25/2024	2/24/2031	14,962	15,118	15,125	0.64
Boxer Parent Company, Inc.	(8)	SOFR + 3.75%	8.34%	7/30/2024	7/30/2031	22,626	22,654	22,840	0.96
CDK Global Inc.	(8)	SOFR + 3.25%	7.58%	12/11/2024	7/6/2029	17,157	17,095	16,952	0.71
Cloud Software Group, Inc.	(9)	SOFR + 3.75%	8.08%	11/4/2024	3/21/2031	37,330	37,485	37,496	1.58
Cloudera, Inc.	(9)	SOFR + 3.75%	8.21%	1/19/2022	10/8/2028	14,300	14,134	14,289	0.60
Confine Visual Bidco	(4)(8)	SOFR + 5.75%	10.06%	9/26/2022	2/23/2029	32,504	31,899	26,247	1.11
ConnectWise, LLC	(9)	SOFR + 3.50%	8.09%	1/19/2022	9/29/2028	14,339	14,428	14,451	0.61
Delta Topco, Inc.	(8)	SOFR + 3.50%	8.20%	11/25/2024	12/1/2029	15,000	15,134	15,136	0.64
ECI Macola Max Holding, LLC	(10)	SOFR + 3.25%	7.58%	9/20/2024	5/9/2030	26,757	26,969	27,044	1.14
Epicor Software Corp.	(10)	SOFR + 2.75%	7.11%	5/30/2024	5/30/2031	15,865	15,907	15,998	0.67
Flash Charm, Inc.	(10)	SOFR + 3.50%	8.07%	6/11/2024	3/2/2028	10,380	10,361	10,214	0.43
Flexera Software, LLC	(10)	SOFR + 3.00%	7.35%	5/20/2024	3/3/2028	5,641	5,641	5,686	0.24
Gen Digital Inc	(9)	SOFR + 1.75%	6.11%	6/5/2024	9/12/2029	2,587	2,587	2,582	0.11
Genesys Cloud Services Holdings II, LLC	(10)	SOFR + 3.00%	7.36%	9/26/2024	12/1/2027	9,364	9,420	9,454	0.40
Genuine Financial Holdings, LLC	(8)	SOFR + 4.00%	8.36%	6/28/2024	9/27/2030	17,889	17,883	18,113	0.76
HS Purchaser, LLC	(10)	SOFR + 4.00%	8.69%	1/19/2022	11/19/2026	3,075	3,068	2,719	0.11
Icon Parent Inc	(8)	SOFR + 3.00%	7.52%	11/7/2024	11/13/2031	30,000	30,147	30,145	1.27
ION Trading Finance Ltd.	(8)	SOFR + 4.00%	8.47%	6/3/2024	4/1/2028	16,774	16,839	16,824	0.71
ION Trading Finance Ltd.	(8)	SOFR + 3.50%	7.83%	12/10/2024	4/1/2028	9,435	9,435	9,460	0.40
Javelin Buyer Inc	(8)	SOFR + 3.25%	7.83%	12/6/2024	10/8/2031	30,000	30,281	30,272	1.28
LD Lower Holdings, Inc.	(4)(11)	SOFR + 7.50%	11.93%	1/19/2022	8/9/2027	13,661	13,624	13,559	0.57
Magenta Security Holdings LLC	(11)	SOFR + 6.25%	10.84%	8/14/2024	7/27/2028	292	281	298	0.01
Magenta Security Holdings LLC	(10)(18)	SOFR + 6.75%	11.59%	8/14/2024	7/27/2028	829	791	767	0.03
Magenta Security Holdings LLC	(10)(18)	SOFR + 7.75%	12.60% (incl. 6.25% PIK)	8/14/2024	7/27/2028	638	496	384	0.02

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Software (continued)
Magenta Security Holdings LLC	(10)(17)(18)	SOFR + 7.00%	11.85% (incl. 5.50% PIK)	8/14/2024	7/27/2028	$201	$70	$71	0.00%
McAfee Corp.	(9)	SOFR + 3.00%	7.37%	5/31/2024	3/1/2029	21,282	21,307	21,327	0.90
Medallia, Inc.	(4)(10)	SOFR + 6.50%	10.85% (incl. 4.00% PIK)	1/19/2022	10/29/2028	50,559	50,070	47,526	2.00
Mitnick Purchaser, Inc.	(9)(18)	SOFR + 4.50%	9.19%	4/20/2022	5/2/2029	4,887	4,872	4,570	0.19
Mitratech Holdings, Inc.	(4)(10)	SOFR + 5.00%	9.69%	8/9/2022	5/18/2028	27,019	26,221	27,019	1.14
Mitratech Holdings, Inc.	(10)	SOFR + 4.25%	9.10%	4/5/2023	5/18/2028	14,775	14,286	14,793	0.62
Monk Holding Co.	(4)(10)(18)	SOFR + 5.50%	9.93%	1/19/2022	12/1/2027	107,669	106,341	107,669	4.54
Monk Holding Co.	(4)(7)(10)	SOFR + 5.50%	9.93%	1/19/2022	12/1/2027	1,032	1,003	974	0.04
MRI Software, LLC	(11)	SOFR + 4.75%	9.08%	9/26/2022	2/10/2027	9,968	9,822	9,993	0.42
Nintex Topco Limited	(4)(8)	SOFR + 6.00%	10.76% (incl. 1.50% PIK)	1/19/2022	11/13/2028	32,668	32,283	30,381	1.28
Perforce Software, Inc.	(8)	SOFR + 4.75%	9.10%	12/18/2024	7/1/2029	10,794	10,632	10,678	0.45
Planview Parent Inc	(8)	SOFR + 3.50%	7.83%	12/17/2024	12/17/2027	735	733	741	0.03
Project Alpha Intermediate Holding Inc	(9)	SOFR + 3.25%	7.76%	11/22/2024	10/28/2030	20,656	20,605	20,814	0.88
Project Leopard Holdings, Inc.	(9)	SOFR + 5.25%	9.94%	12/19/2024	7/20/2029	995	898	895	0.04
Proofpoint, Inc.	(9)	SOFR + 3.00%	7.36%	5/28/2024	8/31/2028	23,679	23,775	23,821	1.00
Quartz Acquireco, LLC	(4)(8)	SOFR + 2.75%	7.08%	6/3/2024	6/28/2030	16,656	16,744	16,802	0.71
Rocket Software, Inc.	(9)	SOFR + 4.25%	8.61%	10/5/2023	11/28/2028	5,198	5,187	5,243	0.22
Skopima Consilio Parent, LLC	(9)	SOFR + 3.75%	8.12%	12/18/2024	5/12/2028	22,380	22,367	22,492	0.95
Solarwinds Holdings, Inc.	(8)	SOFR + 2.75%	7.11%	7/24/2024	2/5/2030	12,908	13,006	12,992	0.55
Sovos Compliance, LLC	(9)	SOFR + 4.50%	8.97%	1/19/2022	8/11/2028	11,520	11,467	11,619	0.49
Stamps.com, Inc.	(4)(10)	SOFR + 5.75%	10.94%	1/19/2022	10/5/2028	58,350	57,681	57,329	2.42
Surf Holdings, LLC	(8)	SOFR + 3.50%	7.95%	1/19/2022	3/5/2027	19,247	19,234	19,398	0.82
Triple Lift, Inc.	(4)(7)(10)	SOFR + 5.75%	10.25%	1/19/2022	5/5/2028	58,781	58,418	56,344	2.38
UKG Inc	(8)	SOFR + 3.00%	7.62%	12/2/2024	2/10/2031	25,404	25,648	25,615	1.08
Vision Solutions, Inc.	(10)	SOFR + 4.00%	8.85%	1/19/2022	4/24/2028	5,897	5,863	5,818	0.25
VS Buyer, LLC	(8)	SOFR + 2.75%	7.12%	11/19/2024	4/12/2031	15,000	15,156	15,131	0.64
XPLOR T1, LLC	(8)	SOFR + 3.50%	7.83%	12/11/2024	6/24/2031	4,988	5,050	5,037	0.21
Zodiac Purchaser LLC	(4)(8)	SOFR + 3.50%	7.90%	12/13/2024	12/13/2031	5,000	4,975	4,988	0.21

							945,391	936,135	39.46
Specialty Retail
CustomInk, LLC	(4)(11)(18)	SOFR + 5.98%	10.57%	1/19/2022	5/3/2026	36,866	36,723	36,866	1.55
EG America, LLC	(8)	SOFR + 4.25%	8.68%	7/12/2023	2/7/2028	6,170	6,200	6,233	0.26
Mavis Tire Express Services Topco, Corp.	(10)	SOFR + 3.50%	7.86%	11/19/2024	5/4/2028	9,975	10,062	10,054	0.42
StubHub Holdco Sub, LLC	(8)	SOFR + 4.75%	9.11%	3/15/2024	3/15/2030	12,233	12,303	12,279	0.52

							65,288	65,432	2.75

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien Debt (continued)
Technology Hardware, Storage & Peripherals
Sandisk Corp	(8)	SOFR + 3.00%	7.40%	12/13/2024	12/13/2031	$11,430	$11,259	$11,255	0.47%
Textiles, Apparel & Luxury Goods
Champ Acquisition Corp	(8)	SOFR + 4.50%	8.86%	11/8/2024	11/25/2031	678	671	685	0.03
Trading Companies & Distributors
FCG Acquisitions, Inc.	(9)	SOFR + 3.75%	8.22%	1/19/2022	3/31/2028	13,705	13,577	13,818	0.58
Foundation Building Materials, Inc.	(9)	SOFR + 3.25%	8.10%	1/19/2022	1/31/2028	6,799	6,657	6,712	0.28
Hillman Group Inc	(9)	SOFR + 2.25%	6.61%	11/7/2024	7/14/2028	3,987	3,993	4,012	0.17
Icebox Holdco III, Inc.	(9)	SOFR + 3.50%	8.09%	1/19/2022	12/22/2028	5,830	5,798	5,885	0.25
Johnstone Supply, LLC	(8)	SOFR + 2.50%	6.88%	12/12/2024	6/7/2031	6,394	6,432	6,423	0.27
Johnstone Supply, LLC	(8)	SOFR + 3.00%	7.51%	12/2/2024	6/7/2031	5,000	5,034	5,022	0.21
Kodiak BP, LLC	(8)	SOFR + 3.75%	8.27%	1/19/2022	12/4/2031	15,000	14,981	15,029	0.63
Park River Holdings, Inc.	(10)	SOFR + 3.25%	8.10%	1/19/2022	12/28/2027	3,334	3,303	3,262	0.14
Porcelain Acquisition Corp.	(4)(11)	SOFR + 6.00%	10.43%	1/19/2022	4/1/2027	8,599	8,526	8,040	0.34
White Cap Buyer, LLC	(8)	SOFR + 3.25%	7.61%	6/13/2024	10/19/2029	16,935	16,973	16,988	0.72

							85,274	85,191	3.59
Transportation Infrastructure
Liquid Tech Solutions Holdings LLC	(4)(10)	SOFR + 3.75%	8.10%	12/17/2024	3/20/2028	4,936	4,936	4,948	0.21
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	10.27%	1/19/2022	10/19/2027	11,703	11,646	11,352	0.48
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.06%	1/19/2022	10/19/2027	6,737	6,688	6,535	0.28

							23,270	22,835	0.97
Wireless Telecommunication Services
CCI Buyer, Inc.	(10)	SOFR + 4.00%	8.33%	1/19/2022	12/17/2027	18,576	18,540	18,618	0.78

Total First Lien Debt							5,462,023	5,386,488	227.02

Second Lien Debt
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 5.75%	10.21%	7/29/2022	12/10/2029	5,301	4,893	5,271	0.22

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
Second Lien Debt (continued)
Health Care Providers & Services
Canadian Hospital Specialties Ltd.	(4)(8)	8.75%	8.75%	12/20/2022	4/15/2029	CAD 12,000	$8,329	$7,659	0.32%
Jayhawk Buyer, LLC	(4)(11)	SOFR + 8.75%	13.44%	1/19/2022	10/15/2027	24,712	24,606	22,735	0.96

							32,935	30,394	1.28
Life Sciences Tools & Services
Curia Global, Inc.	(4)(10)	SOFR + 6.50%	11.35%	9/26/2022	8/31/2029	37,847	37,274	34,441	1.45
Machinery
Victory Buyer, LLC	(4)(9)	SOFR + 7.00%	11.47%	1/19/2022	11/19/2029	66,704	65,816	63,702	2.69
Software
Vision Solutions, Inc.	(10)	SOFR + 7.25%	12.10%	9/26/2022	4/23/2029	24,942	22,600	24,134	1.02

Total Second Lien Debt							163,518	157,942	6.66

Bond
Software
Tangerine Bidco S.p.A	(4)(8)	E +5.00%	7.68%	12/17/2022	12/30/2029	EUR 69,750	72,499	72,251	3.05

Total Bond							72,499	72,251	3.05

Equity
Air Freight & Logistics
AGI Group Holdings LP - Class A-2 Common Units	(4)			1/19/2022		194	208	266	0.01
Mode Holdings, L.P. - Class A-2 Common Units	(4)			1/19/2022		1,230,769	2,215	1,071	0.05
Red Griffin ParentCo, LLC - Class A Common Units	(4)			11/27/2024		3,838	16,269	12,996	0.55

							18,692	14,333	0.61
Capital Markets
Resolute Investment Managers, Inc. - Common Equity	(4)			12/29/2023		11,751	294	91	0.00
Chemicals
Pigments Holdings LP - LP Interest	(4)			4/14/2023		1,212	0	0	0.00
Distributors
Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class A Units	(4)			1/19/2022		1	780	0	0.00
Box Co-Invest Blocker, LLC - (BP Alpha Holdings, L.P.) - Class C Preferred Units	(4)			7/12/2023		1	92	18	0.00
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	(4)			1/19/2022		301,167	1,239	1,582	0.07

							2,111	1,600	0.07

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
Equity (continued)
Diversified Consumer Services
Cambium Holdings, LLC - Senior Preferred Interest	(4)		11.50%	1/19/2022		$974,662	$1,133	$1,393	0.06%
Health Care Providers & Services
Jayhawk Holdings, LP - Class A-1 Common Units	(4)			1/19/2022		797	210	29	0.00
Jayhawk Holdings, LP - Class A-2 Common Units	(4)			1/19/2022		429	113	8	0.00
WHCG Purchaser, Inc. - Class A Common Units	(4)			8/2/2024		667,649	0	0	0.00

							323	37	0.00
Software
Descartes Holdings, Inc - Class A Common Stock	(4)			10/9/2023		168,057	728	12	0.00
Lobos Parent, Inc. - Series A Preferred Shares	(4)		10.50%	1/19/2022		5,773	5,700	7,476	0.32

							6,428	7,488	0.32
Specialty Retail
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	(4)			1/19/2022		3,000,000	3,542	4,335	0.18
Transportation Infrastructure
Frontline Road Safety Investments, LLC - Class A Common Units	(4)			1/19/2022		3,936	376	1,066	0.04

Total Equity							32,899	30,343	1.28

Total Investment Portfolio							5,730,939	5,647,024	238.01

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund - Investor Class			4.34%				466	466	0.02
Dreyfus Treasury Obligations Cash Management			4.24%				384	384	0.02
Other Cash and Cash Equivalents							149,811	150,195	6.33

Total Portfolio Investments, Cash and Cash Equivalents							$5,881,600	$5,798,069	244.38%

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2024, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and New Zealand Dollars (NZD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Canadian Overnight Repo Rate Average (“CORRA” or “CA”), Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate (“BKBM” or “B”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. Variable rate loans typically include an interest reference rate floor feature.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)	Reserved
(7)
Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

more information on the Company’s unfunded commitments (all commitments are first lien, unless otherwise noted):

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2026	$714	$—
Cambium Learning Group, Inc.	Revolver	7/20/2027	3,249	—
CPI Buyer, LLC	Revolver	11/1/2026	2,974	(59)
CSHC Buyerco, LLC	Delayed Draw Term Loan	9/8/2026	195	—
Express Wash Concepts, LLC	Delayed Draw Term Loan	4/2/2025	24,500	—
Latham Pool Products, Inc.	Revolver	2/23/2027	11,250	(233)
Monk Holding Co.	Delayed Draw Term Loan	6/1/2025	3,290	—
Navigator Acquiror, Inc.	Delayed Draw Term Loan	1/23/2025	616	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	5/8/2025	3,721	—
Signia Aerospace LLC	Delayed Draw Term Loan	12/11/2026	1,264	—
Smile Doctors, LLC	Revolver	12/23/2027	4,737	(118)
Triple Lift, Inc.	Revolver	5/5/2028	2,143	(86)
West Monroe Partners, LLC	Revolver	11/9/2027	2,843	—

Total Unfunded Commitments			$61,496	$(496)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2024 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2024 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2024 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2024 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2024 was 1.50%.
(14)	The interest rate floor on these investments as of December 31, 2024 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.
(16)	Reserved
(17)	Loan was on non-accrual status as of December 31, 2024.
(18)
These loans are “last-out” portions of loans. The “last-out” portion of the Company’s loan investment generally earns a higher interest rate than the “first-out” portion, and in exchange the “first-out” portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the “last-out” portion.

(19)
All securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and may be deemed to be “restricted securities.” As of December 31, 2024, the aggregate fair value of these securities is $5,647.0 million or 238.01% of the Company’s net assets. The initial acquisition dates have been included for such securities.

The following table presents the consolidated schedule of investments of the Emerald JV as of December 31, 2023:
BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt
Aerospace & Defense
Amentum Government Services Holdings, LLC	(8)	SOFR + 4.00%	9.47%	1/29/2027	$2,947	$2,876	$2,955	0.11%
Atlas CC Acquisition Corp.	(10)	SOFR + 4.25%	9.90%	5/25/2028	9,817	9,506	9,169	0.34
Loar Group, Inc.	(4)(11)	SOFR + 7.25%	12.71%	10/16/2025	27,685	27,685	27,685	1.02
Peraton Corp.	(10)	SOFR + 3.75%	9.21%	2/1/2028	5,399	5,328	5,419	0.20
TransDigm Inc	(8)	SOFR + 3.25%	8.64%	2/22/2027	309	305	311	0.01
Vertex Aerospace Services Corp.	(10)	SOFR + 3.25%	8.71%	12/6/2028	2,948	2,958	2,954	0.11

						48,658	48,493	1.79
Air Freight & Logistics
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	11.25%	6/11/2027	19,841	19,714	19,196	0.71
AGI-CFI Holdings, Inc.	(4)(10)	SOFR + 5.75%	11.18%	6/11/2027	4,399	4,371	4,256	0.16
Mode Purchaser, Inc.	(4)(11)	SOFR + 6.25%	11.77%	12/9/2026	32,101	32,101	32,101	1.18
RWL Holdings, LLC	(4)(10)	SOFR + 5.75%	11.25%	12/31/2028	26,639	26,256	25,174	0.93
SEKO Global Logistics Network, LLC	(4)(11)	SOFR + 5.00%	10.72%	12/30/2026	27,539	27,441	26,988	1.00
SEKO Global Logistics Network, LLC	(4)(11)	SOFR + 4.75%	10.47%	12/30/2026	7,429	7,403	7,280	0.27

						117,286	114,995	4.25
Airlines
Air Canada	(10)	SOFR + 3.50%	9.14%	8/11/2028	3,940	3,912	3,957	0.15
American Airlines, Inc.	(10)	SOFR + 4.75%	10.34%	4/20/2028	3,434	3,524	3,532	0.13
Brown Group Holdings, LLC	(9)	SOFR + 2.75%	8.21%	6/7/2028	5,887	5,679	5,900	0.22
KKR Apple Bidco, LLC	(9)	SOFR + 2.75%	8.18%	9/23/2028	5,895	5,757	5,897	0.22
United Airlines, Inc.	(10)	SOFR + 3.75%	9.22%	4/21/2028	3,135	3,119	3,151	0.12

						21,991	22,437	0.84
Beverages
Triton Water Holdings, Inc.	(9)	SOFR + 3.25%	8.86%	3/31/2028	4,821	4,768	4,785	0.18
Building Products
Cornerstone Building Brands, Inc.	(9)	SOFR + 3.25%	8.71%	4/12/2028	1,470	1,449	1,473	0.05
CP Atlas Buyer, Inc.	(9)	SOFR + 3.75%	9.21%	11/23/2027	2,751	2,756	2,713	0.10
Fencing Supply Group Acquisition, LLC	(4)(11)	SOFR + 6.00%	11.64%	2/26/2027	19,487	19,427	19,194	0.71
Griffon Corporation	(9)	SOFR + 2.25%	7.79%	1/24/2029	2,305	2,256	2,311	0.09
Kodiak BP, LLC	(10)	SOFR + 3.25%	8.86%	3/12/2028	4,898	4,854	4,896	0.18
Latham Pool Products, Inc.	(7)(9)	SOFR + 4.00%	9.53%	2/23/2029	28,552	27,883	26,720	0.99
Lindstrom, LLC	(4)(11)	SOFR + 6.25%	11.69%	4/7/2025	27,513	27,513	27,031	1.00
Tamko Building Product, LLC	(8)	SOFR + 3.50%	8.90%	9/20/2030	2,954	2,954	2,972	0.11
The Chamberlain Group, Inc.	(9)	SOFR + 3.25%	8.71%	11/3/2028	4,900	4,854	4,895	0.18
Windows Acquisition Holdings, Inc.	(4)(11)	SOFR + 6.50%	12.00%	12/29/2026	9,927	9,927	9,927	0.37

						103,873	102,132	3.78
Capital Markets
Advisor Group Holdings, Inc.	(8)	SOFR + 4.50%	9.86%	8/17/2028	9,026	8,942	9,066	0.33
AllSpring Buyer, LLC	(9)	SOFR + 3.25%	8.89%	11/1/2028	1,965	1,972	1,961	0.07
Apex Group Treasury, LLC	(9)	SOFR + 3.75%	9.38%	7/27/2028	1,081	1,068	1,078	0.04
Apex Group Treasury, LLC	(4)(9)	SOFR + 5.00%	10.40%	7/27/2028	61,380	58,087	61,303	2.26

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Capital Markets (continued)
Citco Funding LLC	(9)	SOFR + 3.50%	8.59%	4/27/2028	$7,284	$7,135	$7,316	0.27%
Resolute Investment Managers, Inc.	(11)	SOFR + 6.50%	11.85%	4/30/2027	951	937	616	0.02
Situs-AMC Holdings Corporation	(4)(11)	SOFR + 5.50%	10.95%	12/22/2027	90,087	89,136	89,186	3.29
Superannuation And Investments US, LLC	(9)	SOFR + 3.75%	9.22%	12/1/2028	1,960	1,969	1,967	0.07
The Edelman Financial Engines Center, LLC	(10)	SOFR + 3.50%	8.97%	4/7/2028	8,603	8,366	8,626	0.32

						177,612	181,119	6.67
Chemicals
DCG Acquisition Corp.	(8)	SOFR + 4.50%	9.96%	9/30/2026	2,940	2,940	2,927	0.11
Pigments Services, Inc.	(4)(11)(17)	SOFR + 8.35%	13.71%	4/14/2030	5,695	4,705	2,893	0.11
Pigments Services, Inc.	(4)(11)	SOFR + 8.35%	13.71% PIK	4/14/2030	3,046	3,046	3,046	0.11

						10,691	8,866	0.33
Commercial Services & Supplies
Access CIG, LLC	(9)	SOFR + 5.00%	10.39%	8/18/2028	19,561	19,084	19,618	0.72
Allied Universal Holdco, LLC	(9)	SOFR + 3.75%	9.21%	5/12/2028	8,829	8,643	8,807	0.33
Allied Universal Holdco, LLC	(9)	SOFR + 4.75%	10.07%	5/12/2028	24,938	24,239	24,994	0.92
Anticimex, Inc.	(9)	SOFR + 3.15%	8.46%	11/16/2028	4,916	4,751	4,920	0.18
Anticimex, Inc.	(4)(9)	SOFR + 4.50%	9.92%	11/16/2028	24,688	23,677	24,595	0.91
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 3.75%	9.22%	3/31/2028	3,513	3,512	3,489	0.13
EAB Global, Inc.	(9)	SOFR + 3.50%	8.97%	8/16/2028	4,905	4,835	4,905	0.18
First Advantage Holdings, LLC	(8)	SOFR + 2.75%	8.18%	1/31/2027	6,000	5,918	6,025	0.22
Foundational Education Group, Inc.	(4)(9)	SOFR + 4.25%	9.89%	8/31/2028	3,930	3,823	3,851	0.14
Garda World Security Corp.	(8)	SOFR + 4.25%	9.62%	2/1/2029	5,925	5,735	5,941	0.22
Garda World Security Corp.	(8)	SOFR + 4.25%	9.72%	10/30/2026	3,000	3,012	3,009	0.11
International SOS The Americas LP	(4)(9)	SOFR + 3.75%	9.40%	9/7/2028	1,960	1,965	1,967	0.07
Java Buyer, Inc.	(4)(10)	SOFR + 5.75%	11.23%	12/15/2027	12,604	12,448	12,572	0.46
JSS Holdings, Inc.	(4)(10)	SOFR + 6.00%	11.47%	12/17/2030	36,457	36,273	36,457	1.35
Knowledge Pro Buyer, Inc.	(4)(7)(10)	SOFR + 5.75%	11.21%	12/10/2027	20,847	20,555	20,847	0.77
KPSKY Acquisition, Inc.	(4)(10)(18)	SOFR + 5.35%	10.73%	10/19/2028	134,980	129,455	133,630	4.93
Polyphase Elevator Holding Co.	(4)(11)	SOFR + 5.50%	10.95%	6/23/2027	28,104	27,544	20,445	0.75
Recycle & Resource US, LLC	(9)	SOFR + 3.50%	9.11%	7/14/2028	2,940	2,950	2,770	0.10
Revspring, Inc.	(8)	SOFR + 4.00%	9.61%	10/11/2025	2,938	2,940	2,928	0.11
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc)	(9)	SOFR + 3.75%	9.22%	12/8/2028	4,669	4,648	4,669	0.17

						346,007	346,439	12.77

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Construction & Engineering
Brookfield WEC Holdings, Inc.	(9)	SOFR + 2.75%	8.18%	8/1/2025	$9,818	$9,612	$9,855	0.36%
Pike Electric Corp.	(8)	SOFR + 3.00%	8.43%	1/21/2028	6,000	5,853	6,028	0.22
Refficiency Holdings, LLC	(10)	SOFR + 3.50%	8.96%	12/16/2027	4,418	4,390	4,430	0.16

						19,855	20,313	0.74
Construction Materials
Quikrete Holdings, Inc.	(8)	SOFR + 2.75%	8.18%	3/19/2029	3,915	3,915	3,931	0.15
White Cap Buyer, LLC	(9)	SOFR + 3.75%	9.11%	10/19/2027	5,128	4,988	5,145	0.19

						8,903	9,076	0.34
Containers & Packaging
Ascend Buyer, LLC	(4)(10)	SOFR + 6.40%	11.94%	9/29/2028	74,782	74,185	73,660	2.72
Berlin Packaging, LLC	(9)	SOFR + 3.75%	9.21%	3/11/2028	8,829	8,673	8,850	0.33
Charter NEX US, Inc.	(10)	SOFR + 3.75%	9.22%	12/1/2027	6,401	6,212	6,438	0.24
Graham Packaging Co, Inc.	(10)	SOFR + 3.00%	8.47%	8/4/2027	4,377	4,341	4,389	0.16
Novolex, Inc.	(9)	SOFR + 4.18%	9.63%	4/13/2029	5,895	5,705	5,928	0.22
ProAmpac PG Borrower, LLC	(10)	SOFR + 4.50%	9.89%	9/15/2028	2,947	2,947	2,957	0.11
Ring Container Technologies Group, LLC	(9)	SOFR + 3.50%	8.97%	8/12/2028	2,947	2,860	2,958	0.11
TricorBraun Holdings, Inc.	(9)	SOFR + 3.25%	8.72%	3/3/2028	7,225	7,002	7,194	0.27
Trident TPI Holdings, Inc.	(9)	SOFR + 4.00%	9.61%	9/15/2028	5,892	5,727	5,883	0.22
Trident TPI Holdings, Inc.	(9)	SOFR + 4.50%	9.89%	9/15/2028	2,982	2,904	2,990	0.11

						120,556	121,247	4.49
Distributors
BP Purchaser, LLC	(4)(10)	SOFR + 5.50%	11.14%	12/10/2028	50,260	49,431	48,249	1.78
Bution Holdco 2, Inc.	(4)(11)	SOFR + 6.25%	11.73%	10/17/2025	22,446	22,365	22,446	0.83
Dana Kepner Company, LLC	(4)(11)	SOFR + 6.00%	11.52%	12/29/2026	15,551	15,574	15,551	0.57
Genuine Cable Group, LLC	(4)(10)	SOFR + 5.50%	10.96%	11/2/2026	31,816	31,476	31,020	1.14
Marcone Yellowstone Buyer, Inc.	(4)(10)	SOFR + 6.25%	11.79%	6/23/2028	81,964	80,357	77,046	2.84
Tailwind Colony Holding Corporation	(4)(11)	SOFR + 6.50%	11.98%	11/13/2024	31,201	31,009	30,577	1.13
Unified Door & Hardware Group, LLC	(4)(11)	SOFR + 5.75%	11.20%	6/30/2025	39,199	39,144	38,415	1.42

						269,356	263,304	9.71
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 3.50%	8.96%	12/11/2028	8,061	7,836	7,936	0.29
BPPH2 Ltd	(4)(8)	S + 6.62%	11.80%	2/21/2030	GBP 26,000	30,780	32,644	1.20
Cambium Learning Group, Inc.	(4)(7)(10)	SOFR + 5.50%	11.02%	7/20/2028	34,616	34,616	34,616	1.28
Colibri Group, LLC	(10)	SOFR + 5.00%	10.58%	3/12/2029	3,930	3,901	3,935	0.15
EM Bidco Limited	(9)	SOFR + 4.25%	9.70%	7/6/2029	4,950	4,935	4,919	0.18
Express Wash Concepts, LLC	(4)(7)(11)	SOFR + 6.00%	11.42%	4/30/2027	28,707	28,131	27,883	1.03
Pre-Paid Legal Services, Inc.	(9)	SOFR + 3.75%	9.22%	12/15/2028	7,860	7,717	7,818	0.29
University Support Services, LLC	(9)	SOFR + 3.25%	8.71%	2/10/2029	9,025	8,856	9,038	0.33
Weld North Education, LLC	(9)	SOFR + 3.75%	9.22%	12/21/2027	1,961	1,947	1,963	0.07

						128,719	130,752	4.82

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Diversified Financial Services
Barbri Holdings, Inc.	(4)(10)	SOFR + 5.75%	11.21%	4/28/2028	$62,199	$61,732	$61,266	2.26%
Mitchell International, Inc.	(9)	SOFR + 3.75%	9.40%	10/15/2028	8,351	8,145	8,360	0.31
Polaris Newco, LLC	(9)	SOFR + 4.00%	9.47%	6/2/2028	6,877	6,642	6,794	0.25
Sedgwick Claims Management Services, Inc.	(8)	SOFR + 3.75%	9.11%	2/24/2028	4,417	4,380	4,436	0.16

						80,899	80,856	2.98
Diversified Telecommunication Services
Zacapa, LLC	(9)	SOFR + 4.00%	9.35%	3/22/2029	5,895	5,819	5,892	0.22
Zayo Group Holdings, Inc.	(9)	SOFR + 4.33%	9.64%	3/9/2027	2,104	2,068	1,814	0.07

						7,887	7,706	0.29
Electric Utilities
Qualus Power Services Corp.	(4)(11)	SOFR + 4.75%	10.24%	3/26/2027	11,213	11,141	10,821	0.40
Electrical Equipment
Madison IAQ, LLC	(9)	SOFR + 3.25%	8.72%	6/21/2028	6,627	6,491	6,615	0.24
Electronic Equipment, Instruments & Components
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	11.49%	12/23/2026	819	814	741	0.03
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	11.52%	12/23/2026	3,194	3,165	2,890	0.11
Albireo Energy, LLC	(4)(11)	SOFR + 6.00%	11.46%	12/23/2026	10,641	10,544	9,630	0.36
Infinite Bidco, LLC	(9)	SOFR + 3.75%	9.39%	3/2/2028	2,940	2,950	2,874	0.11

						17,473	16,135	0.61
Energy Equipment & Services
Tetra Technologies, Inc.	(4)(11)	SOFR + 6.25%	11.71%	9/10/2025	22,793	22,793	22,793	0.84
Entertainment
CE Intermediate I, LLC	(9)	SOFR + 3.50%	9.02%	11/10/2028	4,912	4,909	4,876	0.18
Food Products
Froneri International PLC	(8)	SOFR + 2.25%	7.67%	1/29/2027	4,858	4,760	4,869	0.18
Ground Transportation
Quality Distribution LLC	(4)(11)	SOFR + 6.38%	11.83%	7/1/2028	80,307	79,515	80,307	2.96
Health Care Equipment & Supplies
Auris Luxembourg III Sarl	(8)	SOFR + 3.75%	9.62%	2/27/2026	7,848	7,637	7,768	0.29
CPI Buyer, LLC	(4)(7)(10)	SOFR + 5.50%	11.15%	11/1/2028	139,557	136,390	135,339	4.99
CSHC Buyerco, LLC	(4)(7)(11)	SOFR + 4.75%	10.17%	9/8/2026	10,687	10,575	10,524	0.39
Mozart Borrower LP	(9)	SOFR + 3.25%	8.68%	10/23/2028	8,843	8,671	8,897	0.33
Natus Medical Incorporated	(4)(9)	SOFR + 5.50%	11.00%	7/20/2029	3,683	3,490	3,425	0.13
Resonetics, LLC	(10)	SOFR + 4.00%	9.65%	4/28/2028	2,940	2,932	2,946	0.11
Sunshine Luxembourg VII S.à r.l, LLC	(10)	SOFR + 3.50%	8.95%	10/1/2026	9,811	9,607	9,875	0.36

						179,302	178,774	6.60
Health Care Providers & Services
ACI Group Holdings, Inc.	(4)(10)	SOFR + 5.50%	10.96%	8/2/2028	136,004	134,811	134,644	4.97
ADCS Clinics Intermediate Holdings, LLC	(4)(7)(11)	SOFR + 6.25%	11.53%	5/7/2027	1,714	1,693	1,698	0.06
ADCS Clinics Intermediate Holdings, LLC	(4)(11)	SOFR + 6.25%	11.79%	5/7/2027	32,668	32,347	32,668	1.21
ADMI Corp.	(9)	SOFR + 3.75%	9.22%	12/23/2027	4,989	4,879	4,756	0.18
Amerivet Partners Management, Inc.	(4)(10)	SOFR + 5.50%	11.04%	2/25/2028	83,273	81,488	83,273	3.07

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Health Care Providers & Services (continued)
Canadian Hospital Specialties Ltd.	(4)(11)	C + 4.50%	9.93%	4/14/2028	CAD	29,621	$21,556	$22,075	0.81%
CCBlue Bidco, Inc.	(4)(10)	SOFR + 6.25%	11.70% (incl. 2.75% PIK)	12/21/2028		21,292	21,012	18,098	0.67
CHG Healthcare Services, Inc.	(9)	SOFR + 3.25%	8.68%	9/29/2028		591	572	593	0.02
DCA Investment Holdings, LLC	(4)(10)	SOFR + 6.41%	11.75%	4/3/2028		29,970	29,741	29,745	1.10
Electron Bidco, Inc.	(9)	SOFR + 3.00%	8.43%	11/1/2028		6,878	6,729	6,903	0.25
Epoch Acquisition, Inc.	(4)(11)	SOFR + 6.00%	11.55%	10/4/2026		28,815	28,815	28,671	1.06
Global Medical Response, Inc.	(11)	SOFR + 4.25%	9.93%	10/2/2025		4,904	4,846	3,866	0.14
ICS US Holdings, Inc.	(4)(9)	SOFR + 4.60%	9.90%	6/8/2028		35,000	33,144	33,163	1.22
Jayhawk Buyer, LLC	(4)(11)	SOFR + 5.00%	10.45%	10/15/2026		30,980	30,794	29,586	1.09
Midwest Physician Administrative Services, LLC	(10)	SOFR + 3.25%	8.86%	3/12/2028		2,940	2,943	2,675	0.10
Navigator Acquiror, Inc.	(4)(9)	SOFR + 5.50%	10.96%	7/16/2027		16,217	16,169	15,082	0.56
Navigator Acquiror, Inc.	(4)(7)(9)	SOFR + 5.50%	10.96%	7/16/2027		3,172	3,156	2,950	0.11
Onex TSG Intermediate Corp.	(10)	SOFR + 4.75%	10.39%	2/28/2028		1,960	1,970	1,939	0.07
Pathway Vet Alliance, LLC	(8)	SOFR + 3.75%	9.22%	3/31/2027		4,904	4,839	4,336	0.16
Pediatric Associates Holding Co., LLC	(9)	SOFR + 3.25%	8.72%	12/29/2028		3,932	3,920	3,814	0.14
Phoenix Guarantor, Inc.	(8)	SOFR + 3.25%	8.68%	3/5/2026		5,399	5,263	5,403	0.20
Phoenix Guarantor, Inc.	(8)	SOFR + 3.50%	8.97%	3/5/2026		2,795	2,798	2,798	0.10
PSKW Intermediate, LLC	(4)(11)	SOFR + 6.25%	11.71%	3/9/2026		36,376	36,376	36,376	1.34
Radnet, Inc.	(10)	SOFR + 3.00%	8.36%	4/21/2028		4,058	4,059	4,076	0.15
Smile Doctors, LLC	(4)(7)(10)	SOFR + 5.75%	11.24%	12/23/2028		136,794	134,601	133,939	4.94
Smile Doctors, LLC	(4)(10)	SOFR + 5.75%	11.18%	12/23/2028		6,551	6,435	6,387	0.24
Stepping Stones Healthcare Services, LLC	(4)(7)(10)	SOFR + 5.75%	11.20%	1/2/2029		15,264	15,016	14,659	0.54
U.S. Anesthesia Partners, Inc.	(9)	SOFR + 4.25%	9.71%	10/1/2028		869	872	797	0.03
US Oral Surgery Management Holdco, LLC	(4)(10)	SOFR + 6.00%	11.47%	11/18/2027		20,100	19,899	19,648	0.73
US Oral Surgery Management Holdco, LLC	(4)(7)(11)	SOFR + 6.00%	11.45%	11/18/2027		7,977	7,865	7,754	0.29
WHCG Purchaser III, Inc.	(4)(10)	SOFR + 5.75%	11.36%	6/22/2028		6,284	6,197	3,833	0.14
WHCG Purchaser III, Inc.	(4)(7)(10)	SOFR + 5.75%	11.36%	6/22/2026		739	731	450	0.02

							705,536	696,655	25.71
Health Care Technology
GHX Ultimate Parent Corp	(9)	SOFR + 4.75%	10.12%	6/30/2027		4,496	4,401	4,514	0.17
GI Ranger Intermediate, LLC	(4)(10)	SOFR + 5.75%	11.25%	10/29/2028		44,363	43,802	44,363	1.64
Netsmart Technologies, Inc.	(10)	SOFR + 3.75%	9.22%	10/1/2027		3,892	3,864	3,904	0.14
Project Ruby Ultimate Parent Corp.	(4)(10)	SOFR + 5.75%	11.18%	3/10/2028		49,375	48,225	49,252	1.82
Waystar Technologies, Inc.	(8)	SOFR + 4.00%	9.47%	10/22/2026		6,878	6,741	6,912	0.26

							107,033	108,945	4.03
Hotels, Restaurants & Leisure
Alterra Mountain Company	(9)	SOFR + 3.50%	8.97%	8/17/2028		6,877	6,709	6,896	0.25
Fertitta Entertainment, LLC	(9)	SOFR + 4.00%	9.36%	1/27/2029		6,878	6,640	6,889	0.25
GVC Finance LLC	(9)	SOFR + 3.50%	8.99%	10/31/2029		906	896	908	0.03

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Hotels, Restaurants & Leisure (continued)
GVC Holdings Gibraltar, Ltd.	(9)	SOFR + 2.50%	7.99%	3/29/2027	$2,947	$2,902	$2,959	0.11%
IRB Holding Corp.	(10)	SOFR + 3.00%	8.46%	12/15/2027	7,298	7,153	7,319	0.27
Scientific Games Holdings LP	(9)	SOFR + 3.25%	8.66%	4/4/2029	1,975	1,893	1,978	0.07
Tacala Investment Corp.	(10)	SOFR + 4.00%	9.47%	2/5/2027	7,859	7,743	7,901	0.29
Twin River Worldwide Holdings, Inc.	(9)	SOFR + 3.25%	8.93%	10/2/2028	3,326	3,255	3,161	0.12
Whatabrands, LLC	(9)	SOFR + 3.00%	8.47%	8/3/2028	8,686	8,454	8,712	0.32

						45,645	46,723	1.71
Household Durables
AI Aqua Merger Sub, Inc.	(9)	SOFR + 3.75%	9.09%	7/31/2028	8,889	8,641	8,907	0.33
Industrial Conglomerates
Engineered Machinery Holdings, Inc.	(10)	SOFR + 3.50%	9.11%	5/19/2028	3,930	3,816	3,913	0.14
FCG Acquisitions, Inc.	(9)	SOFR + 3.75%	9.22%	3/31/2028	8,834	8,648	8,852	0.33
SPX Flow, Inc.	(9)	SOFR + 4.50%	9.96%	4/5/2029	1,743	1,688	1,751	0.06
Vertical US Newco, Inc.	(9)	SOFR + 3.50%	9.38%	7/30/2027	4,020	3,995	4,034	0.15
Victory Buyer, LLC	(9)	SOFR + 3.75%	9.39%	11/19/2028	9,846	9,379	9,379	0.35

						27,526	27,929	1.03
Insurance
Alera Group, Inc.	(4)(10)	SOFR + 6.00%	11.46%	10/2/2028	46,359	45,620	46,359	1.71
Alliant Holdings Intermediate, LLC	(9)	SOFR + 3.50%	8.86%	11/6/2030	2,415	2,415	2,429	0.09
AssuredPartners, Inc.	(9)	SOFR + 3.50%	8.82%	2/12/2027	6,135	6,056	6,157	0.23
Baldwin Risk Partners, LLC	(9)	SOFR + 3.50%	8.97%	10/14/2027	6,867	6,796	6,878	0.25
BroadStreet Partners, Inc.	(8)	SOFR + 3.00%	8.43%	1/27/2027	7,850	7,680	7,870	0.29
Foundation Risk Partners Corp.	(4)(10)	SOFR + 6.00%	11.45%	10/29/2028	76,026	75,418	76,026	2.81
Galway Borrower, LLC	(4)(10)	SOFR + 5.25%	10.70%	9/29/2028	44,347	43,463	43,682	1.61
High Street Buyer, Inc.	(4)(10)	SOFR + 5.75%	11.25%	4/14/2028	6,715	6,676	6,715	0.25
Howden Group Holdings Limited	(10)	SOFR + 3.25%	8.75%	11/12/2027	4,417	4,418	4,432	0.16
NFP Corp.	(8)	SOFR + 3.25%	8.72%	2/15/2027	9,171	8,970	9,229	0.34
PGIS Intermediate Holdings, LLC	(4)(10)	SOFR + 5.50%	10.93%	10/16/2028	63,005	61,370	62,060	2.29
SG Acquisition, Inc.	(4)(9)	SOFR + 5.50%	10.98%	1/27/2027	77,653	77,606	76,683	2.83
USI, Inc.	(9)	SOFR + 3.00%	8.35%	11/22/2029	6,805	6,749	6,827	0.25

						353,237	355,347	13.11
Interactive Media & Services
Ancestry.com Operations, Inc	(9)	SOFR + 3.25%	8.71%	12/6/2027	2,939	2,942	2,883	0.11
MH Sub I, LLC	(8)	SOFR + 3.75%	9.18%	9/13/2024	1,425	1,409	1,429	0.05
MH Sub I, LLC	(11)	SOFR + 3.75%	9.22%	9/13/2024	853	855	856	0.03
Project Boost Purchaser, LLC	(8)	SOFR + 3.50%	8.93%	6/1/2026	6,872	6,759	6,886	0.25
William Morris Endeavor Entertainment, LLC	(8)	SOFR + 2.75%	8.18%	5/18/2025	1,926	1,899	1,934	0.07

						13,864	13,988	0.51
Internet & Direct Marketing Retail
Donuts, Inc.	(4)(11)	SOFR + 6.00%	11.59%	12/29/2027	9,588	9,515	9,588	0.35
Donuts, Inc.	(4)(11)	SOFR + 6.00%	11.59%	12/29/2026	32,434	32,309	32,434	1.20
Prodege International Holdings, LLC	(4)(10)	SOFR + 5.75%	11.28%	12/15/2027	20,945	20,696	19,584	0.72

						62,520	61,606	2.27

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
IT Services
AI Altius Bidco, Inc.	(4)(10)	SOFR + 5.18%	10.43%	12/21/2028	$30,024	$29,543	$30,024	1.11%
Dcert Buyer, Inc.	(8)	SOFR + 4.00%	9.36%	10/16/2026	10,060	9,820	9,992	0.37
Endurance International Group Holdings, Inc.	(10)	SOFR + 3.50%	9.42%	2/10/2028	4,413	4,338	4,335	0.16
Park Place Technologies, LLC	(11)	SOFR + 5.00%	10.46%	11/10/2027	26,280	25,528	26,223	0.97
Razor Holdco, LLC	(4)(10)	SOFR + 5.75%	11.23%	10/25/2027	25,480	25,143	25,289	0.93
Turing Midco, LLC	(9)	SOFR + 2.50%	7.93%	3/24/2028	2,035	2,011	2,042	0.08
Virtusa Corp.	(10)	SOFR + 3.75%	9.21%	2/15/2029	3,930	3,901	3,941	0.15
Virtusa Corp.	(10)	SOFR + 3.75%	9.22%	2/11/2028	1,970	1,925	1,977	0.07

						102,209	103,823	3.84
Leisure Products
Motion Finco, LLC	(8)	SOFR + 3.25%	8.86%	11/12/2026	5,855	5,674	5,868	0.22
Life Sciences Tools & Services
Cambrex Corp.	(10)	SOFR + 3.50%	8.96%	12/4/2026	5,942	5,889	5,837	0.22
Curia Global, Inc.	(10)	SOFR + 3.75%	9.23%	8/30/2026	5,212	5,105	4,706	0.17

						10,994	10,543	0.39
Machinery
Pro Mach Group, Inc.	(11)	SOFR + 4.00%	9.47%	8/31/2028	5,934	5,838	5,958	0.22
Media
Clear Channel Outdoor Holdings, Inc.	(8)	SOFR + 3.50%	9.14%	8/21/2026	1,969	1,950	1,952	0.07
iHeartCommunications, Inc.	(8)	SOFR + 3.00%	8.43%	5/1/2026	5,000	4,855	4,335	0.16
Radiate Holdco, LLC	(10)	SOFR + 3.25%	8.72%	9/25/2026	3,920	3,924	3,157	0.12
Univision Communications, Inc.	(10)	SOFR + 3.25%	8.72%	3/15/2026	3,920	3,918	3,932	0.15
UPC Financing Partnership	(8)	SOFR + 3.00%	8.48%	1/31/2029	5,500	5,421	5,490	0.20
Virgin Media Bristol, LLC	(8)	SOFR + 3.25%	8.70%	1/31/2029	3,500	3,467	3,500	0.13

						23,535	22,366	0.83
Metals & Mining
SCIH Salt Holdings, Inc.	(10)	SOFR + 4.00%	9.47%	3/16/2027	3,902	3,872	3,914	0.14
Oil, Gas & Consumable Fuels
CQP Holdco, LP	(9)	SOFR + 3.50%	8.99%	12/31/2030	7,132	7,115	7,157	0.26
Eagle Midstream Canada Finance, Inc.	(4)(10)	SOFR + 6.25%	11.63%	8/15/2028	22,595	22,334	22,595	0.83
Freeport LNG Investments, LLLP	(9)	SOFR + 3.50%	9.18%	12/21/2028	4,882	4,853	4,886	0.18
KKR Alberta Midstrean Fince, Inc.	(4)(10)	SOFR + 6.25%	11.63%	8/15/2028	12,293	12,151	12,293	0.45

						46,453	46,931	1.72
Paper & Forest Products
Profile Products, LLC	(4)(10)	SOFR + 5.50%	10.95%	11/12/2027	75,304	74,122	72,856	2.69
Pharmaceuticals
ANI Pharmaceuticals, Inc.	(4)(10)	SOFR + 6.00%	11.43%	11/19/2027	51,014	49,258	51,205	1.89
Jazz Pharmaceuticals, Inc.	(9)	SOFR + 3.50%	8.93%	5/5/2028	3,531	3,532	3,553	0.13

						52,790	54,758	2.02
Professional Services
Aqgen Island Holdings, Inc.	(9)	SOFR + 3.50%	8.97%	8/2/2028	7,643	7,420	7,638	0.28
Armor Holdco, Inc.	(9)	SOFR + 4.50%	9.93%	12/11/2028	4,163	4,099	4,183	0.15
Camelot US Acquisition, LLC	(11)	SOFR + 3.00%	8.43%	10/30/2026	3,122	3,077	3,131	0.12
Cast & Crew Payroll, LLC	(9)	SOFR + 3.75%	9.11%	12/29/2028	4,900	4,898	4,896	0.18

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Professional Services (continued)
CFGI Holdings, LLC	(4)(10)	SOFR + 5.00%	10.46%	11/2/2027		$111,185	$111,185	$111,185	4.10%
Corporation Service Company	(9)	SOFR + 3.25%	8.67%	11/2/2029		2,168	2,114	2,177	0.08
Deerfield Dakota Holding, LLC	(11)	SOFR + 3.75%	9.10%	4/9/2027		9,814	9,665	9,741	0.36
EP Purchaser, LLC	(9)	SOFR + 3.50%	9.11%	11/6/2028		3,439	3,433	3,416	0.13
Galaxy US Opco, Inc.	(9)	SOFR + 4.75%	10.13%	4/29/2029		4,950	4,856	4,109	0.15
IG Investments Holdings, LLC	(4)(10)	SOFR + 6.00%	11.48%	9/22/2028		134,980	134,442	134,305	4.96
Kwor Acquisition, Inc.	(4)(10)	SOFR + 5.25%	10.71%	12/22/2028		91,444	88,869	90,073	3.32
Saphilux Sarl	(4)(8)	S +5.50%	10.69%	7/18/2028	GBP	20,000	25,408	25,493	0.94
Sherlock Buyer Corp.	(4)(10)	SOFR + 5.75%	11.20%	12/8/2028		27,525	27,212	26,974	1.00
The Dun & Bradstreet Corporation	(8)	SOFR + 2.75%	8.17%	2/6/2026		7,929	7,929	7,955	0.29
Trans Union, LLC	(9)	SOFR + 2.25%	7.68%	12/1/2028		1,827	1,833	1,835	0.07
Trinity Air Consultants Holdings Corp.	(4)(10)	SOFR + 5.75%	11.29%	6/29/2027		118,000	117,123	118,000	4.35
West Monroe Partners, LLC	(4)(10)	SOFR + 5.25%	10.72%	11/8/2028		29,045	28,630	28,319	1.05
West Monroe Partners, LLC	(4)(7)(10)	SOFR + 5.25%	10.72%	11/8/2027		569	569	554	0.02

							582,762	583,984	21.55
Real Estate Management & Development
Progress Residential PM Holdings, LLC	(4)(7)(10)	SOFR + 5.50%	10.96%	2/16/2028		18,138	18,261	18,138	0.67
Software
Boxer Parent Company, Inc.	(8)	SOFR + 4.25%	9.61%	12/29/2028		7,641	7,565	7,707	0.28
Cloudera, Inc.	(9)	SOFR + 3.75%	9.21%	10/8/2028		8,119	7,883	8,063	0.30
Community Brands ParentCo, LLC	(4)(10)	SOFR + 5.50%	10.96%	2/24/2028		75,175	74,009	74,987	2.77
Confine Visual Bidco	(4)(7)(10)	SOFR + 6.50%	11.81% (incl. 3.00% PIK)	2/23/2029		32,336	31,578	27,880	1.03
ConnectWise, LLC	(9)	SOFR + 3.50%	9.11%	9/29/2028		4,410	4,416	4,410	0.16
Delta Topco, Inc.	(10)	SOFR + 3.75%	9.12%	12/1/2027		3,929	3,906	3,932	0.15
ECI Macola Max Holding, LLC	(10)	SOFR + 3.75%	9.36%	11/9/2027		6,876	6,696	6,887	0.25
Epicor Software Corp.	(10)	SOFR + 3.25%	8.72%	7/30/2027		9,810	9,612	9,856	0.36
Flexera Software, LLC	(10)	SOFR + 3.75%	9.22%	3/3/2028		5,509	5,416	5,512	0.20
GI Consilio Parent, LLC	(9)	SOFR + 4.00%	9.47%	5/12/2028		7,081	6,964	7,067	0.26
GI Consilio Parent, LLC	(9)	SOFR + 4.50%	9.97%	5/12/2028		10,000	9,275	9,965	0.37
GovernmentJobs.com, Inc.	(4)(7)(10)	SOFR + 5.50%	10.96%	12/1/2028		24,147	23,793	24,095	0.89
GraphPAD Software, LLC	(4)(11)	SOFR + 5.50%	11.22%	4/27/2027		15,400	15,287	15,400	0.57
Greeneden U.S. Holdings II, LLC	(10)	SOFR + 4.00%	9.47%	12/1/2027		4,409	4,410	4,432	0.16
HS Purchaser, LLC	(10)	SOFR + 4.00%	9.48%	11/19/2026		3,921	3,900	3,726	0.14
Idera, Inc.	(10)	SOFR + 3.75%	9.28%	3/2/2028		2,940	2,947	2,930	0.11
Informatica, LLC	(8)	SOFR + 2.75%	8.18%	10/27/2028		1,572	1,557	1,577	0.06
ION Trading Finance Ltd.	(8)	SOFR + 4.75%	10.20%	4/3/2028		7,724	7,455	7,742	0.29

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Software (continued)
LD Lower Holdings, Inc.	(4)(11)	SOFR + 6.50%	11.95%	2/8/2026	$14,831	$14,754	$14,682	0.54%
Medallia, Inc.	(4)(10)	SOFR + 6.00%	11.45% (incl. 4.00% PIK)	10/29/2028	48,544	47,926	47,573	1.76
Mitnick Purchaser, Inc.	(9)	SOFR + 4.50%	9.98%	5/2/2029	4,937	4,919	4,686	0.17
Mitratech Holdings, Inc.	(4)(10)	SOFR + 5.00%	10.47%	5/18/2028	27,294	26,248	26,816	0.99
Mitratech Holdings, Inc.	(10)	SOFR + 4.25%	9.88%	5/18/2028	14,925	14,284	14,794	0.55
Monk Holding Co.	(4)(10)(18)	SOFR + 5.70%	10.96%	12/1/2027	108,645	106,844	108,645	4.01
Monk Holding Co.	(4)(7)(10)	SOFR + 5.50%	10.96%	12/1/2027	677	639	628	0.02
MRI Software, LLC	(11)	SOFR + 5.50%	10.95%	2/10/2027	10,073	9,880	9,884	0.36
Nintex Topco Limited	(4)(10)	SOFR + 6.00%	11.50%	11/13/2028	32,506	32,014	31,205	1.15
NortonLifeLock, Inc.	(9)	SOFR + 2.00%	7.46%	9/12/2029	3,310	3,296	3,318	0.12
Perforce Software, Inc.	(8)	SOFR + 3.75%	9.21%	7/1/2026	1,329	1,326	1,319	0.05
Proofpoint, Inc.	(9)	SOFR + 3.25%	8.72%	8/31/2028	8,805	8,503	8,820	0.33
Quartz Acquireco LLC	(4)(9)	SOFR + 3.50%	8.82%	6/28/2030	6,749	6,687	6,779	0.25
Quest Software US Holdings, Inc.	(9)	SOFR + 4.25%	9.78%	2/1/2029	3,950	3,921	3,037	0.11
RealPage, Inc.	(9)	SOFR + 3.00%	8.47%	4/24/2028	7,852	7,677	7,808	0.29
Relativity ODA, LLC	(4)(7)(11)	SOFR + 6.50%	11.96%	5/12/2027	54,525	53,956	53,699	1.98
S2P Acquisition Borrower, Inc.	(8)	SOFR + 4.00%	9.46%	8/14/2026	4,908	4,874	4,924	0.18
SolarWinds Holdings Inc.	(8)	SOFR + 3.75%	9.11%	2/5/2027	2,908	2,908	2,919	0.11
Sophia, LP	(9)	SOFR + 3.50%	8.96%	10/7/2027	9,824	9,540	9,857	0.36
Sovos Compliance, LLC	(9)	SOFR + 4.50%	9.97%	8/11/2028	3,925	3,924	3,886	0.14
SS&C Technologies, Inc.	(9)	SOFR + 2.25%	7.67%	3/22/2029	4,019	3,943	4,031	0.15
Stamps.com, Inc.	(4)(10)	SOFR + 5.75%	11.23%	10/5/2028	58,950	58,094	57,476	2.12
Surf Holdings, LLC	(8)	SOFR + 3.50%	8.97%	3/5/2027	4,904	4,852	4,920	0.18
Symphony Technology Group	(9)	SOFR + 3.75%	9.19%	3/1/2029	5,910	5,827	5,901	0.22
Symphony Technology Group	(10)	SOFR + 5.00%	10.64%	7/27/2028	1,965	1,968	1,406	0.05
The Ultimate Software Group, Inc.	(9)	SOFR + 3.25%	8.76%	5/4/2026	9,082	8,912	9,118	0.34
Triple Lift, Inc.	(4)(10)	SOFR + 5.75%	11.27%	5/5/2028	59,390	58,943	57,312	2.12
Triple Lift, Inc.	(4)(7)(10)	SOFR + 5.75%	11.31%	5/5/2028	821	792	746	0.03
Vision Solutions, Inc.	(10)	SOFR + 4.00%	9.64%	4/24/2028	5,952	5,907	5,916	0.22
VS Buyer, LLC	(8)	SOFR + 3.25%	8.71%	2/28/2027	3,026	2,995	3,037	0.11

						743,022	741,310	27.36
Specialty Retail
CustomInk, LLC	(4)(11)(18)	SOFR + 6.18%	11.49%	5/3/2026	36,866	36,616	36,866	1.36
EG America, LLC	(8)	SOFR + 5.50%	11.24%	2/7/2028	2,892	2,808	2,849	0.11

						39,424	39,715	1.47
Technology Hardware, Storage & Peripherals
Lytx, Inc.	(4)(11)	SOFR + 6.75%	12.21%	2/28/2028	29,247	29,147	29,247	1.08
Trading Companies & Distributors
Core and Main, LP	(8)	SOFR + 2.50%	7.69%	7/27/2028	3,940	3,873	3,947	0.15
Foundation Building Materials, Inc.	(9)	SOFR + 3.25%	8.89%	1/31/2028	6,869	6,679	6,859	0.25

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)		Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Trading Companies & Distributors (continued)
Icebox Holdco III, Inc.	(9)	SOFR + 3.50%	9.11%	12/22/2028		$5,890	$5,849	$5,859	0.22%
LBM Acquisition, LLC	(10)	SOFR + 3.75%	9.21%	12/17/2027		3,930	3,928	3,892	0.14
Park River Holdings, Inc.	(10)	SOFR + 3.25%	8.91%	12/28/2027		3,369	3,327	3,296	0.12
Porcelain Acquisition Corp.	(4)(11)	SOFR + 6.00%	11.49%	4/1/2027		8,688	8,543	8,322	0.31
Specialty Building Products Holdings, LLC	(9)	SOFR + 3.75%	9.21%	10/15/2028		1,965	1,974	1,965	0.07
SRS Distribution, Inc.	(9)	SOFR + 3.50%	8.96%	6/2/2028		1,965	1,946	1,968	0.07
SRS Distribution, Inc.	(9)	SOFR + 3.50%	8.97%	6/2/2028		7,864	7,709	7,887	0.29

							43,828	43,995	1.62
Transportation Infrastructure
Frontline Road Safety, LLC	(4)(10)	SOFR + 5.75%	11.55%	5/3/2027		12	12	12	0.00
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.22%	10/19/2027		11,826	11,748	11,383	0.42
Roadsafe Holdings, Inc.	(4)(11)	SOFR + 5.75%	11.26%	10/19/2027		6,806	6,739	6,551	0.24

							18,499	17,946	0.66
Wireless Telecommunication Services
CCI Buyer, Inc.	(10)	SOFR + 4.00%	9.35%	12/17/2027		6,676	6,551	6,667	0.25

Total First Lien Debt							4,924,428	4,915,829	181.42

Second Lien Debt
Capital Markets
Apex Group Treasury, LLC	(4)(9)	SOFR + 6.75%	12.36%	7/27/2029		11,469	11,515	11,357	0.42
Apex Group Treasury, LLC	(4)(9)	SOFR + 6.75%	12.39%	7/27/2029		26,378	26,486	26,117	0.96

							38,001	37,474	1.38
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 5.75%	11.17%	12/10/2029		5,301	4,810	4,598	0.17
Health Care Providers & Services
Canadian Hospital Specialties Ltd.	(4)(8)	8.75%	8.75%	4/15/2029	CAD	12,000	8,221	8,060	0.30
Jayhawk Buyer, LLC	(4)(11)	SOFR + 8.75%	14.23%	10/15/2027		24,712	24,568	23,600	0.87

							32,789	31,660	1.17
Industrial Conglomerates
Victory Buyer, LLC	(4)(9)	SOFR + 7.00%	12.64%	11/1/2029		66,704	65,632	62,201	2.30
Life Sciences Tools & Services
Curia Global, Inc.	(4)(10)	SOFR + 6.50%	12.14%	8/31/2029		37,847	37,151	31,602	1.17
Phoenix Newco, Inc.	(4)(9)	SOFR + 6.50%	11.97%	11/15/2029		37,847	37,146	37,847	1.40

							74,297	69,449	2.57
Software
Proofpoint, Inc.	(9)	SOFR + 6.25%	11.72%	8/31/2029		37,847	37,053	38,320	1.41
Vision Solutions, Inc.	(10)	SOFR + 7.25%	12.89%	4/23/2029		29,995	26,505	27,626	1.02

							63,558	65,946	2.43

Total Second Lien Debt							279,087	271,328	10.02

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Bonds
Software
Tangerine Bidco SPA	(4)(8)	E + 6.50%	10.43%	12/30/2029	EUR 66,000	$68,176	$72,679	2.68%
TeamSystem SpA	(4)(8)	E + 6.25%	10.22%	2/15/2028	EUR 35,000	33,560	38,638	1.43

						101,736	111,317	4.11

Total Bonds						101,736	111,317	4.11

Equity
Aerospace & Defense
Loar Acquisition 13, LLC - Common Units	(4)				2,547,048	4,305	8,278	0.31
Air Freight & Logistics
AGI Group Holdings LP - A2 Units	(4)				194	208	109	0.00
Mode Holdings, L.P. - Class A-2 Common Units	(4)				1,230,769	2,215	2,203	0.08

						2,423	2,312	0.08
Capital Markets
Resolute Investment Managers, Inc.	(4)				11,751	294	294	0.01
Chemicals
Pigments LP Int	(4)				1,212	—	—	0.00
Distributors
Box Co-Invest Blocker, LLC - Series A Units	(4)				780,000	780	398	0.01
Box Co-Invest Blocker, LLC - Series C Units	(4)				94,753	92	102	0.00
GSO DL Co-Invest EIS LP (EIS Acquisition Holdings, LP - Class A Common Units)	(4)				301,167	1,236	2,837	0.10

						2,108	3,337	0.11
Diversified Consumer Services
Cambium Holdings, LLC - Senior Preferred Interests	(4)		11.50%		974,662	1,133	1,245	0.05
Health Care Providers & Services
Jayhawk Holdings, LP - A-1 Common Units	(4)				797	210	62	0.00
Jayhawk Holdings, LP - A-2 Common Units	(4)				429	113	34	0.00

						323	96	0.00
Software
Descartes Holdings, Inc	(4)				168,057	728	348	0.01
Lobos Parent, Inc. - Series A Preferred Shares	(4)		10.50%		5,773	5,700	6,798	0.25

						6,428	7,146	0.26
Specialty Retail
GSO DL CoInvest CI LP (CustomInk, LLC - Series A Preferred Units)	(4)				3,000,000	3,542	3,963	0.15

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/Units (1)	Cost (3)	Fair Value	% of Net Assets
Equity (continued)
Transportation Infrastructure
Frontline Road Safety Investments, LLC - Class A Common Units	(4)				$3,936	$376	$540	0.02%

Total Equity						20,932	27,211	0.99

Total Investment Portfolio						5,326,183	5,325,685	196.54

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund						603	603	0.02
Other Cash and Cash Equivalents						128,611	128,611	4.75

Total Portfolio Investments, Cash and Cash Equivalents						$5,455,397	$5,454,899	201.31%

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2023, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and New Zealand Dollars (NZD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Canadian Dollar Offered Rate (“CDOR” or “C”), Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate (“BKBM” or “B”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2023. Variable rate loans typically include an interest reference rate floor feature.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)	Reserved

BCRED Emerald JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

(7)
Position or portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments (all commitments are first lien, unless otherwise noted):

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
ADCS Clinics Intermediate Holdings, LLC	Revolver	5/7/2027	$781	$(16)
Cambium Learning Group, Inc.	Revolver	7/20/2028	3,249	—
Confine Visual Bidco	Delayed Draw Term Loan	3/11/2024	6,094	—
CPI Buyer, LLC	Revolver	11/1/2026	2,974	(59)
CSHC Buyerco, LLC	Delayed Draw Term Loan	9/8/2026	195	—
Express Wash Concepts, LLC	Delayed Draw Term Loan	4/2/2025	35,000	(394)
GovernmentJobs.com, Inc.	Revolver	11/30/2027	2,566	(51)
Knowledge Pro Buyer, Inc.	Revolver	12/10/2027	1,473	—
Latham Pool Products, Inc.	Revolver	2/18/2029	11,250	(770)
Monk Holding Co.	Delayed Draw Term Loan	12/1/2024	3,655	—
Navigator Acquiror, Inc.	Delayed Draw Term Loan	1/16/2025	1,847	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	7/25/2029	3,721	—
Relativity ODA, LLC	Revolver	5/12/2027	538	(8)
Smile Doctors, LLC	Revolver	12/23/2027	4,737	(118)
Stepping Stones Healthcare Services, LLC	Delayed Draw Term Loan	1/2/2024	800	—
Stepping Stones Healthcare Services, LLC	Revolver	12/30/2026	1,811	(62)
Triple Lift, Inc.	Revolver	5/6/2028	1,321	—
US Oral Surgery Management Holdco, LLC	Revolver	11/18/2027	1,915	(43)
West Monroe Partners, LLC	Revolver	11/9/2027	2,274	—
WHCG Purchaser III, Inc.	Revolver	6/22/2026	2	—

Total unfunded commitments			$86,203	$(1,521)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2023 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2023 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2023 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2023 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2023 was 1.50%.
(14)	The interest rate floor on these investments as of December 31, 2023 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.
(16)	Reserved
(17)	Loan was on non-accrual status as of December 31, 2023.
(18)
These loans are “last-out” portions of loans. The “last-out” portion of the Company’s loan investment generally earns a higher interest rate than the “first-out” portion, and in exchange the “first-out” portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the “last-out” portion.

The following table presents the selected consolidated statements of assets and liabilities information of the Emerald JV as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
ASSETS
Investments at fair value (cost of $5,730,939 and $5,326,183, respectively)	$5,647,024	$5,325,685
Cash and cash equivalents	150,661	129,214
Interest receivable	34,431	44,034
Receivable for investments sold	65,644	17,056
Deferred financing costs	11,005	15,576

Total assets	$5,908,765	$5,531,565

LIABILITIES
Debt	$2,169,241	$2,672,363
Distribution payable	75,514	106,593
Payable for investments purchased and other liabilities	1,292,277	42,929
Total liabilities	3,537,032	2,821,885
MEMBERS’ EQUITY
Members’ equity	2,371,733	2,709,680

Total members’ equity	2,371,733	2,709,680

Total liabilities and members’ equity	$5,908,765	$5,531,565

The following table presents the selected consolidated statements of operations information of the Emerald JV for the years ended December 31, 2024 and December 31, 2023 and the period from the commencement of operations of Emerald JV to December 31, 2022:

	For the Year Ended December 31,		For the Period Ended December 31, 2022
	2024	2023
Investment income:
Interest income	$518,499	$652,708	$242,406
Payment-in-kind interest income	10,788	5,692	2,586
Dividend income	19	59	2,031
Other income	678	1,840	2,937

Total investment income	529,984	660,299	249,960

Expenses:
Interest expense	179,969	237,692	79,232
Other expenses	2,316	4,115	3,914

Total expenses	182,285	241,807	83,146

Net investment income before tax expense	347,699	418,492	166,814

Tax expense	—	—	—

Net investment income after tax expense	347,699	418,492	166,814

Net realized and change in unrealized gain (loss):
Net change in unrealized gain (loss) on investments, foreign currency and income tax (provision) benefit	(76,545)	75,379	(82,456)
Net realized gain (loss) on investments and foreign currency	774	(9,491)	(6,965)

Total net realized and change in unrealized gain (loss)	(75,771)	65,888	(89,421)

Net increase (decrease) in net assets resulting from operations	$271,928	$484,380	$77,393

BCRED Verdelite JV
BCRED Verdelite JV LP (“Verdelite JV”), a Delaware limited liability company, was formed as a joint venture between the Company and an entity managed by an alternative credit management investment firm with a specialized focus on structured and syndicated credit, including CLO management (the “Verdelite JV Partner”), and commenced operations on October 21, 2022 and operates under a limited liability company agreement. The Verdelite JV’s principal purpose is to make investments, primarily in broadly syndicated loans.
On October 21, 2022, a wholly-owned subsidiary of the Company and the Verdelite JV Partner committed to contribute up to $147.0 million and $21.0 million of capital, respectively, to the Verdelite JV. The Company contributed $117.7 million (consisting of a cash contribution of $26.2 million and an in-kind capital contribution of investments valued at $91.5 million), and the Verdelite JV Partner contributed cash of $16.8 million, in exchange for equity ownership interests of 87.5% and 12.5%, respectively.
The Company and the Verdelite JV Partner may, from time-to-time, make additional contributions of capital or may receive returns of capital from the Verdelite JV. As of December 31, 2024 and December 31, 2023, the Company had made capital contributions (net of returns of capital) of $117.7 million and the Verdelite JV Partner had made capital contributions (net of returns of capital) of $16.8 million of capital, respectively, and $29.3 million and $4.2 million of capital remained uncalled from the Company and the Verdelite JV Partner, respectively. As of December 31, 2024 and December 31, 2023, the Company and the Verdelite JV Partner’s equity ownership interests are 87.5% and 12.5%, respectively.
The Company and the Verdelite JV Partner, through their joint control of the Verdelite JV’s General Partner, have equal control of the Verdelite JV’s investment decisions, the decision to call additional capital up to the amounts committed by the Company and the Verdelite JV Partner, the decision to return capital or to make distributions, and generally all other decisions in respect of the Verdelite JV must be approved by the Verdelite JV’s investment committee or board of directors, each of which consists of an equal number of representatives of the Company and the Verdelite JV Partner. The initial term of the Verdelite JV is three years from the commencement of operations, and will continue for successive six-month periods thereafter upon the approval the Verdelite JV’s General Partner, except in the case of a dissolution event. The Company’s investment in the Verdelite JV cannot be transferred without the consent of the Verdelite JV partner.
The Company has determined that the Verdelite JV is an investment company under ASC 946, and in accordance with ASC 946, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company subsidiary. Further, the Company has a variable interest in the Verdelite JV and has determined that the Verdelite JV is a variable interest entity under ASC 810
.
However, the Company is not deemed to be the primary beneficiary of the Verdelite JV as there is equal power between the Company and JV Partner. Accordingly, the Company does not consolidate the Verdelite JV.
The Company’s investment in the Verdelite JV is disclosed on the Company’s Consolidated Schedule of Investments as of December 31, 2024 and December 31, 2023.

The following table presents the consolidated schedule of investments of the Verdelite JV as of December 31, 2024:
BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien
Aerospace & Defense
KBR, Inc.	(8)	SOFR + 2.00%	6.36%	8/14/2024	1/17/2031	$504	$504	$506	0.33%
Ovation Parent, Inc.	(10)	SOFR + 3.50%	7.83%	4/19/2024	3/27/2031	933	931	940	0.61
Peraton Corp.	(10)	SOFR + 3.75%	8.21%	11/16/2022	2/1/2028	4,980	4,930	4,646	3.00
TransDigm Inc	(8)	SOFR + 2.50%	6.83%	11/28/2023	2/28/2031	4,956	4,958	4,970	3.21
Vertex Aerospace Services Corp.	(10)	SOFR + 2.75%	7.11%	11/16/2022	12/6/2030	5,574	5,551	5,591	3.61

							16,874	16,653	10.76
Air Freight & Logistics
Savage Enterprises, LLC	(9)	SOFR + 2.75%	7.30%	11/16/2022	9/15/2028	153	153	154	0.10
Airlines
American Airlines, Inc.	(8)	SOFR + 2.25%	6.62%	2/15/2023	2/15/2028	2,970	2,970	2,987	1.93
American Airlines, Inc.	(8)	SOFR + 1.75%	6.17%	11/16/2022	1/29/2027	500	500	499	0.32
KKR Apple Bidco, LLC	(9)	SOFR + 2.75%	7.22%	11/16/2022	9/23/2028	1,975	1,967	1,988	1.28
United Airlines, Inc.	(8)	SOFR + 2.00%	6.63%	2/22/2024	2/22/2031	2,297	2,297	2,307	1.49

							7,734	7,781	5.02
Auto Components
Clarios Global LP	(8)	SOFR + 2.50%	6.86%	7/16/2024	5/6/2030	2,965	2,965	2,981	1.92
First Brands Group, LLC	(11)	SOFR + 5.00%	9.85%	12/15/2022	3/30/2027	3,742	3,699	3,515	2.27

							6,664	6,496	4.19
Beverages
Triton Water Holdings, Inc.	(9)	SOFR + 3.25%	7.84%	11/16/2022	3/31/2028	3,423	3,292	3,454	2.23
Biotechnology
Grifols Worldwide Operations USA Inc	(8)	SOFR + 2.00%	6.74%	11/16/2022	11/15/2027	3,114	3,101	3,106	2.00
Broadline Retail
Peer USA, LLC	(8)	SOFR + 3.00%	7.33%	6/26/2024	7/1/2031	1,943	1,946	1,956	1.26
Building Products
Cornerstone Building Brands, Inc.	(9)	SOFR + 3.25%	7.75%	11/16/2022	4/12/2028	3,949	3,896	3,782	2.44
Griffon Corporation	(8)	SOFR + 2.25%	6.61%	6/26/2024	1/24/2029	3,469	3,478	3,493	2.25
Gulfside Supply Inc	(8)	SOFR + 3.00%	7.33%	6/17/2024	6/17/2031	631	629	635	0.41
LBM Acquisition, LLC	(10)	SOFR + 3.75%	8.30%	6/6/2024	5/31/2031	5,991	5,935	5,949	3.84
MIWD Holdco II, LLC	(8)	SOFR + 3.00%	7.36%	3/28/2024	3/21/2031	2,054	2,045	2,077	1.34
Oscar Acquisitionco, LLC	(9)	SOFR + 4.25%	8.50%	11/16/2022	4/29/2029	2,420	2,425	2,399	1.55
Resideo Funding Inc	(8)	SOFR + 1.75%	6.11%	6/14/2024	6/13/2031	547	547	550	0.35
Standard Industries Inc	(9)	SOFR + 1.75%	6.11%	11/16/2022	9/22/2028	561	561	563	0.36
The Chamberlain Group, Inc.	(9)	SOFR + 3.25%	7.71%	11/16/2022	11/3/2028	4,508	4,355	4,541	2.93

							23,871	23,989	15.47
Capital Markets
Apex Group Treasury, LLC	(9)	SOFR + 3.75%	8.96%	11/16/2022	7/27/2028	3,518	3,434	3,556	2.29
Aretec Group, Inc.	(8)	SOFR + 3.50%	7.86%	5/29/2024	8/9/2030	4,403	4,403	4,418	2.85
Citco Funding, LLC	(9)	SOFR + 2.75%	7.31%	6/13/2024	4/27/2028	988	986	997	0.64
GTCR Everest Borrower, LLC	(8)	SOFR + 2.75%	7.08%	9/5/2024	9/5/2031	1,445	1,442	1,453	0.94
Kestra Advisor Services Holdings A, Inc.	(8)	SOFR + 3.00%	7.37%	3/19/2024	3/19/2031	1,486	1,486	1,489	0.96

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Capital Markets (continued)
Osaic Holdings Inc	(8)	SOFR + 3.50%	7.86%	11/26/2024	8/17/2028	$4,318	$4,318	$4,340	2.80%
The Edelman Financial Engines Center, LLC	(8)	SOFR + 3.00%	7.36%	6/5/2024	4/7/2028	3,880	3,880	3,908	2.52

							19,949	20,161	13.00
Chemicals
CI Maroon Holdings, LLC	(8)	SOFR + 4.00%	8.43%	3/28/2024	3/3/2031	896	891	901	0.58
Nouryon USA, LLC	(8)	SOFR + 3.25%	7.66%	4/26/2024	4/3/2028	3,721	3,721	3,758	2.42

							4,612	4,659	3.00
Commercial Services & Supplies
Access CIG, LLC	(9)	SOFR + 5.00%	9.59%	8/18/2023	8/18/2028	4,438	4,296	4,486	2.89
Allied Universal Holdco, LLC	(9)	SOFR + 3.75%	8.21%	11/16/2022	5/12/2028	4,419	4,340	4,439	2.86
Anticimex, Inc.	(9)	SOFR + 3.15%	7.72%	11/16/2022	11/16/2028	4,354	4,316	4,390	2.83
Asplundh Tree Expert, LLC	(8)	SOFR + 1.75%	6.11%	5/23/2024	5/23/2031	1,342	1,339	1,345	0.87
Belfor Holdings Inc	(4)(9)	SOFR + 3.75%	8.11%	11/3/2023	11/1/2030	1,008	999	1,020	0.66
Brightview Landscapes, LLC	(9)	SOFR + 2.50%	7.09%	5/28/2024	4/20/2029	149	149	150	0.10
EAB Global, Inc.	(9)	SOFR + 3.25%	7.61%	11/16/2022	8/16/2028	8,811	8,722	8,856	5.71
Foundational Education Group, Inc.	(9)	SOFR + 3.75%	8.60%	11/16/2022	8/31/2028	2,481	2,399	2,422	1.56
Garda World Security Corp.	(8)	SOFR + 3.50%	7.90%	8/6/2024	2/1/2029	3,817	3,817	3,839	2.48
GFL Environmental, Inc.	(9)	SOFR + 2.00%	6.61%	7/3/2024	7/3/2031	831	829	834	0.54
OMNIA Partners, LLC	(8)	SOFR + 2.75%	7.37%	1/26/2024	7/25/2030	2,381	2,360	2,395	1.55
Prime Security Services Borrower, LLC	(8)	SOFR + 2.00%	6.52%	4/15/2024	10/13/2030	4,263	4,263	4,278	2.76
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc.)	(9)	SOFR + 3.50%	7.97%	11/16/2022	12/8/2028	4,503	4,428	4,549	2.94
Vaco Holdings, Inc.	(10)	SOFR + 5.00%	9.48%	11/16/2022	1/21/2029	2,318	2,276	2,152	1.39

							44,533	45,155	29.14
Construction & Engineering
Azuria Water Solutions Inc	(10)	SOFR + 3.75%	8.11%	7/23/2024	5/17/2028	2,963	2,963	2,991	1.93
Groundworks, LLC	(7)(8)	SOFR + 3.25%	7.65%	3/14/2024	3/14/2031	1,643	1,627	1,655	1.07
Refficiency Holdings, LLC	(10)	SOFR + 3.50%	7.96%	11/16/2022	12/16/2027	4,405	4,367	4,429	2.86
Touchdown Acquirer, Inc.	(8)	SOFR + 3.25%	7.58%	8/21/2024	2/21/2031	1,395	1,394	1,410	0.91

							10,351	10,485	6.77
Construction Materials
Tamko Building Products, LLC	(8)	SOFR + 2.75%	7.09%	10/23/2024	9/20/2030	2,628	2,628	2,652	1.71
Consumer Finance
CPI Holdco B, LLC	(8)	SOFR + 2.00%	6.36%	5/17/2024	5/17/2031	1,201	1,198	1,200	0.77
Containers & Packaging
Altium Packaging, LLC	(8)	SOFR + 2.50%	6.86%	6/11/2024	6/11/2031	533	533	533	0.34
Anchor Packaging, LLC	(8)	SOFR + 3.25%	7.69%	12/13/2024	7/18/2029	746	746	751	0.48
Berlin Packaging, LLC	(8)	SOFR + 3.50%	8.05%	6/7/2024	6/7/2031	4,477	4,477	4,509	2.91
Clydesdale Acquisition Holdings, Inc.	(9)	SOFR + 3.18%	7.53%	11/16/2022	4/13/2029	3,136	3,091	3,146	2.03
Graham Packaging Co, Inc.	(8)	SOFR + 2.50%	6.86%	7/31/2024	8/4/2027	2,634	2,634	2,644	1.71
ProAmpac PG Borrower, LLC	(10)	SOFR + 4.00%	8.66%	4/9/2024	9/15/2028	5,059	5,059	5,081	3.28
Ring Container Technologies Group, LLC	(9)	SOFR + 2.75%	7.11%	7/19/2024	8/12/2028	2,107	2,107	2,116	1.37
SupplyOne, Inc.	(8)	SOFR + 3.75%	8.11%	4/19/2024	4/19/2031	1,699	1,692	1,716	1.11

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Containers & Packaging (continued)
TricorBraun Holdings, Inc.	(9)	SOFR + 3.25%	7.72%	11/16/2022	3/3/2028	$4,501	$4,400	$4,504	2.91%
Trident TPI Holdings, Inc.	(9)	SOFR + 3.75%	8.19%	10/18/2024	9/15/2028	4,419	4,419	4,464	2.88

							29,158	29,464	19.02
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 3.50%	7.96%	11/16/2022	12/11/2028	4,115	4,003	4,142	2.67
Bright Horizons Family Solutions, LLC	(9)	SOFR + 2.00%	6.36%	11/16/2022	11/24/2028	3,482	3,482	3,495	2.26
Cengage Learning, Inc.	(11)	SOFR + 3.50%	7.86%	11/22/2024	3/22/2031	1,958	1,958	1,971	1.27
Element Materials Technology Group US Holdings Inc.	(9)	SOFR + 3.75%	8.08%	11/16/2022	7/6/2029	2,962	2,910	2,985	1.93
Imagine Learning, LLC	(9)	SOFR + 3.50%	7.86%	2/1/2024	12/21/2029	1,985	1,977	1,991	1.28
Mckissock Investment Holdings, LLC	(10)	SOFR + 5.00%	9.79%	11/16/2022	3/12/2029	4,204	4,116	4,184	2.70
Mister Car Wash Holdings, Inc.	(8)	SOFR + 2.75%	7.09%	3/27/2024	3/21/2031	773	773	778	0.50
Pre-Paid Legal Services, Inc.	(9)	SOFR + 3.75%	8.22%	11/16/2022	12/15/2028	3,264	3,223	3,290	2.12
Spring Education Group, Inc.	(8)	SOFR + 4.00%	8.33%	9/29/2023	9/29/2030	3,387	3,317	3,412	2.20
University Support Services, LLC	(9)	SOFR + 2.75%	7.11%	11/16/2022	2/10/2029	3,814	3,781	3,836	2.48
Wand NewCo 3, Inc.	(8)	SOFR + 3.25%	7.61%	7/30/2024	1/30/2031	1,965	1,965	1,975	1.27

							31,505	32,059	20.68
Diversified REITs
Iron Mountain Information Management, LLC	(8)	SOFR + 2.00%	6.36%	12/28/2023	1/31/2031	851	846	852	0.55
Diversified Telecommunication Services
Coral-US Co-Borrower, LLC.	(8)	SOFR + 2.25%	7.00%	11/16/2022	1/31/2028	2,450	2,428	2,444	1.58
Lorca Co-Borrower, LLC	(9)	SOFR + 3.50%	7.83%	4/30/2024	3/25/2031	993	990	1,003	0.65
Zacapa, LLC	(9)	SOFR + 3.75%	8.08%	10/29/2024	3/22/2029	4,502	4,502	4,534	2.93

							7,920	7,981	5.16
Electric Utilities
NRG Energy, Inc.	(8)	SOFR + 1.75%	6.35%	4/16/2024	3/27/2031	1,764	1,760	1,769	1.14
Tiger Acquisition, LLC	(9)	SOFR + 3.00%	7.34%	11/16/2022	6/1/2028	1,866	1,866	1,871	1.21
Vistra Operations Co, LLC	(8)	SOFR + 1.75%	6.11%	11/16/2022	12/20/2030	2,621	2,598	2,630	1.70

							6,224	6,270	4.05
Electrical Equipment
Generac Power Systems Inc	(4)(8)	SOFR + 1.75%	6.34%	7/3/2024	6/12/2031	3,789	3,785	3,818	2.46
Madison IAQ, LLC	(9)	SOFR + 2.75%	7.89%	11/16/2022	6/21/2028	4,207	4,105	4,227	2.73

							7,890	8,045	5.19
Electronic Equipment, Instruments & Components
Celestica Inc.	(8)	SOFR + 1.75%	6.09%	6/20/2024	6/20/2031	3,483	3,483	3,491	2.25
Infinite Bidco, LLC	(9)	SOFR + 3.75%	8.60%	11/16/2022	3/2/2028	2,639	2,574	2,623	1.69
Modena Buyer, LLC	(8)	SOFR + 4.50%	8.86%	7/1/2024	7/1/2031	3,500	3,433	3,399	2.19

							9,490	9,513	6.13
Energy Equipment & Services
Ursa Minor US Bidco, LLC	(8)	SOFR + 3.00%	7.33%	3/26/2024	3/26/2031	1,190	1,187	1,201	0.77
Entertainment
Live Nation Entertainment Inc	(8)	SOFR + 1.75%	6.22%	11/16/2022	10/19/2026	3,473	3,476	3,475	2.24

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Financial Services
Mitchell International, Inc.	(9)	SOFR + 3.25%	7.61%	6/17/2024	6/17/2031	$4,929	$4,906	$4,938	3.19%
Paysafe Holdings US Corp	(9)	SOFR + 2.75%	7.22%	11/16/2022	6/28/2028	1,971	1,963	1,987	1.28
Planet US Buyer, LLC	(8)	SOFR + 3.00%	7.52%	2/9/2024	1/31/2031	1,020	1,017	1,030	0.66
Solera, LLC	(9)(18)	SOFR + 4.00%	8.85%	11/16/2022	6/2/2028	2,257	2,193	2,264	1.46

							10,079	10,219	6.59
Food Products
CHG PPC Parent, LLC	(9)	SOFR + 3.00%	7.47%	11/16/2022	12/8/2028	2,946	2,884	2,967	1.91
Saratoga Food Specialties, LLC	(8)	SOFR + 3.75%	8.14%	3/7/2024	3/7/2029	719	716	724	0.47

							3,600	3,691	2.38
Ground Transportation
Genesee & Wyoming Inc	(8)	SOFR + 1.75%	6.08%	4/10/2024	4/10/2031	4,314	4,294	4,311	2.78
Health Care Equipment & Supplies
Auris Luxembourg III S.à r.l.	(8)	SOFR + 3.75%	8.18%	4/8/2024	2/28/2029	3,085	3,085	3,126	2.02
Resonetics, LLC	(10)	SOFR + 3.25%	7.60%	12/6/2024	6/18/2031	3,556	3,556	3,584	2.31

							6,641	6,710	4.33
Health Care Providers & Services
Agiliti Health Inc	(8)	SOFR + 3.00%	7.59%	5/1/2023	5/1/2030	3,474	3,476	3,417	2.20
Concentra Health Services Inc	(4)(8)	SOFR + 2.25%	6.61%	7/26/2024	6/26/2031	2,138	2,135	2,156	1.39
Davita Inc	(8)	SOFR + 2.00%	6.36%	5/9/2024	5/9/2031	3,491	3,491	3,500	2.26
Ensemble RCM, LLC	(8)	SOFR + 3.00%	7.59%	1/30/2024	8/1/2029	938	929	946	0.61
Examworks Bidco, Inc.	(9)	SOFR + 2.75%	7.11%	11/16/2022	11/1/2028	3,766	3,715	3,785	2.44
Hunter US Bidco Inc.	(9)	SOFR + 4.25%	8.68%	11/16/2022	8/19/2028	1,000	994	991	0.64
MED ParentCo LP	(8)	SOFR + 3.50%	7.86%	10/18/2024	4/15/2031	1,192	1,192	1,203	0.78
Outcomes Group Holdings Inc	(8)	SOFR + 3.25%	7.61%	5/6/2024	5/6/2031	2,070	2,070	2,095	1.35
Pediatric Associates Holding Co., LLC	(10)	SOFR + 3.25%	8.10%	11/16/2022	12/29/2028	641	633	625	0.40
Surgery Centers Holdings, Inc.	(8)	SOFR + 2.75%	7.09%	6/20/2024	12/19/2030	1,036	1,036	1,045	0.67

							19,671	19,763	12.74
Health Care Technology
athenahealth, Inc.	(9)	SOFR + 3.25%	7.61%	11/16/2022	2/15/2029	4,492	4,273	4,512	2.91
Cotiviti, Inc.	(8)	SOFR + 2.75%	7.30%	5/1/2024	5/1/2031	5,192	5,168	5,227	3.37
Gainwell Acquisition Corp.	(10)	SOFR + 4.00%	8.43%	11/16/2022	10/1/2027	1,974	1,926	1,917	1.24
Waystar Technologies, Inc.	(8)	SOFR + 2.25%	6.59%	12/30/2024	10/22/2029	2,069	2,069	2,081	1.34

							13,436	13,737	8.86
Hotels, Restaurants & Leisure
Alterra Mountain Co	(8)	SOFR + 2.75%	7.11%	11/7/2024	8/17/2028	2,291	2,291	2,309	1.49
Caesars Entertainment, Inc.	(9)	SOFR + 2.25%	6.61%	2/6/2023	2/6/2030	1,342	1,332	1,345	0.87
Caesars Entertainment, Inc.	(9)	SOFR + 2.25%	6.61%	2/6/2024	2/6/2031	2,804	2,798	2,814	1.82
Carnival Finance, LLC	(10)	SOFR + 2.75%	7.11%	4/25/2024	10/18/2028	2,321	2,321	2,341	1.51
Cedar Fair, L.P.	(8)	SOFR + 2.00%	6.36%	5/1/2024	5/1/2031	724	723	727	0.47
FanDuel Group Financing, LLC.	(9)	SOFR + 1.75%	6.08%	11/24/2023	11/25/2030	2,399	2,399	2,397	1.55
Fertitta Entertainment, LLC	(9)	SOFR + 3.50%	7.86%	11/16/2022	1/27/2029	4,130	4,068	4,150	2.68
GVC Finance, LLC	(9)	SOFR + 2.75%	7.08%	5/8/2024	10/31/2029	3,374	3,382	3,388	2.19
Hilton Grand Vacations Borrower, LLC	(8)	SOFR + 2.25%	6.82%	1/17/2024	1/17/2031	711	709	714	0.46
IRB Holding Corp.	(10)	SOFR + 2.50%	6.86%	12/11/2024	12/15/2027	4,533	4,533	4,543	2.93

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Hotels, Restaurants & Leisure (continued)
LC Ahab US Bidco, LLC	(8)	SOFR + 3.00%	7.36%	5/1/2024	5/1/2031	$670	$667	$676	0.44%
Marriott Ownership Resorts Inc	(8)	SOFR + 2.25%	6.61%	4/1/2024	4/1/2031	3,127	3,148	3,131	2.02
Mic Glen, LLC	(9)	SOFR + 3.50%	7.97%	11/16/2022	7/21/2028	3,347	3,271	3,371	2.18
New Red Finance, Inc.	(8)	SOFR + 1.75%	6.11%	6/16/2024	9/12/2030	918	916	915	0.59
Ovg Business Services, LLC	(8)	SOFR + 3.00%	7.36%	6/25/2024	6/25/2031	1,508	1,501	1,514	0.98
Scientific Games Holdings LP	(9)	SOFR + 3.00%	7.59%	6/11/2024	4/4/2029	2,977	2,977	2,988	1.93
Tacala Investment Corp.	(10)	SOFR + 3.50%	7.86%	9/26/2024	1/31/2031	1,597	1,597	1,612	1.04
Whatabrands, LLC	(9)	SOFR + 2.50%	6.86%	12/11/2024	8/3/2028	4,518	4,518	4,534	2.93

							43,151	43,469	28.08
Household Durables
AI Aqua Merger Sub, Inc.	(9)	SOFR + 3.50%	8.05%	12/5/2024	7/31/2028	4,266	4,266	4,274	2.76
Household Products
Energizer Holdings Inc	(8)	SOFR + 2.00%	6.36%	5/29/2024	12/22/2027	730	730	733	0.47
Insurance
AmWINS Group Inc	(10)	SOFR + 2.25%	6.72%	11/16/2022	2/19/2028	742	741	745	0.48
AssuredPartners, Inc.	(9)	SOFR + 3.50%	7.86%	2/16/2024	2/14/2031	4,904	4,896	4,920	3.17
Baldwin Insurance Group Holdings, LLC	(8)	SOFR + 3.25%	7.61%	12/11/2024	5/26/2031	4,008	4,008	4,041	2.61
BroadStreet Partners, Inc.	(8)	SOFR + 3.00%	7.36%	6/14/2024	6/14/2031	4,571	4,566	4,592	2.96
HUB International, Ltd.	(8)	SOFR + 2.75%	7.37%	7/30/2024	6/20/2030	668	668	673	0.43
Hyperion Refinance S.à r.l.	(9)	SOFR + 3.50%	7.86%	8/2/2024	4/18/2030	2,399	2,399	2,420	1.56
Hyperion Refinance S.à r.l.	(9)	SOFR + 3.00%	7.36%	11/22/2024	2/15/2031	1,980	1,980	1,996	1.29
OneDigital Borrower, LLC	(9)	SOFR + 3.25%	7.61%	7/2/2024	6/13/2031	1,123	1,118	1,128	0.73
USI, Inc.	(8)	SOFR + 2.25%	6.58%	12/23/2024	9/29/2030	1,002	1,002	1,002	0.65
USI, Inc.	(8)	SOFR + 2.25%	6.58%	12/23/2024	11/22/2029	451	451	451	0.29

							21,829	21,968	14.17
Interactive Media & Services
Project Boost Purchaser, LLC	(8)	SOFR + 3.50%	8.15%	7/16/2024	7/16/2031	4,027	4,018	4,061	2.62
TripAdvisor, Inc.	(8)	SOFR + 2.75%	7.11%	7/8/2024	7/8/2031	2,386	2,380	2,405	1.55

							6,398	6,466	4.17
IT Services
Ahead DB Holdings, LLC	(10)	SOFR + 3.50%	7.83%	8/2/2024	2/1/2031	3,364	3,360	3,391	2.19
Chrysaor Bidco S.à r.l.	(9)	SOFR + 3.50%	8.62%	7/17/2024	5/14/2031	828	828	836	0.54
Dcert Buyer, Inc.	(8)	SOFR + 4.00%	8.36%	11/16/2022	10/16/2026	2,047	2,017	1,971	1.27
Fortress Intermediate 3 Inc	(8)	SOFR + 3.50%	7.86%	6/27/2024	6/27/2031	2,494	2,487	2,505	1.62
Newfold Digital Holdings Group Inc	(11)	SOFR + 3.50%	8.14%	11/16/2022	2/10/2028	3,036	2,895	2,603	1.68
ThoughtWorks, Inc.	(9)	SOFR + 2.75%	7.22%	11/16/2022	3/24/2028	2,293	2,256	2,240	1.45
Virtusa Corp.	(10)	SOFR + 3.25%	7.61%	6/21/2024	2/15/2029	4,995	4,995	5,036	3.25
World Wide Technology Holding Co, LLC	(4)(9)	SOFR + 2.25%	6.69%	3/14/2024	3/1/2030	896	896	899	0.58

							19,734	19,481	12.58
Leisure Products
Motion Finco, LLC	(8)	SOFR + 3.50%	7.83%	2/5/2024	11/12/2029	2,532	2,521	2,509	1.62
Life Sciences Tools & Services
IQVIA Inc	(8)	SOFR + 2.00%	6.33%	11/28/2023	1/2/2031	433	433	437	0.28
LSCS Holdings, Inc.	(9)	SOFR + 4.50%	8.86%	11/16/2022	12/16/2028	2,431	2,365	2,451	1.58

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Life Sciences Tools & Services (continued)
Packaging Coordinators Midco, Inc.	(10)	SOFR + 3.25%	7.84%	5/28/2024	11/30/2027	$3,533	$3,533	$3,552	2.29%
PAREXEL International Inc/Wilmington	(9)	SOFR + 3.00%	7.36%	7/25/2024	11/15/2028	2,847	2,847	2,870	1.85

							9,178	9,310	6.00
Machinery
American Trailer World Corp	(10)	SOFR + 3.75%	8.21%	11/16/2022	3/3/2028	2,450	2,411	2,187	1.41
Chart Industries, Inc.	(9)	SOFR + 2.50%	7.09%	7/2/2024	3/16/2030	2,219	2,219	2,231	1.44
Innio North America Holding, Inc.	(8)	SOFR + 3.25%	7.90%	7/12/2024	11/2/2028	673	673	678	0.44
LSF11 Trinity Bidco, Inc.	(8)	SOFR + 3.00%	7.37%	12/11/2024	6/14/2030	2,316	2,316	2,336	1.51
Pro Mach Group, Inc.	(11)	SOFR + 3.50%	7.86%	9/3/2024	8/31/2028	3,730	3,730	3,767	2.43
SPX Flow, Inc.	(9)	SOFR + 3.00%	7.36%	6/6/2024	4/5/2029	3,014	3,014	3,043	1.96
TK Elevator U.S. Newco, Inc.	(9)	SOFR + 3.50%	8.59%	3/14/2024	4/30/2030	4,340	4,331	4,377	2.82

							18,694	18,619	12.01
Media
ABG Intermediate Holdings 2, LLC.	(8)	SOFR + 2.25%	6.59%	12/13/2024	12/21/2028	391	391	393	0.25
American Greetings Corp	(8)	SOFR + 5.75%	10.11%	4/30/2024	10/30/2029	1,292	1,270	1,303	0.84
Cogeco Communications Finance USA LP	(9)	SOFR + 2.50%	6.97%	9/29/2023	9/1/2028	2,437	2,384	2,426	1.57
Fleet US Bidco, Inc.	(4)(8)	SOFR + 2.75%	7.58%	8/15/2024	2/21/2031	662	662	667	0.43
Virgin Media Bristol, LLC	(8)	SOFR + 3.18%	7.72%	3/2/2023	3/31/2031	2,727	2,706	2,705	1.75

							7,413	7,494	4.84
Metals & Mining
Arsenal AIC Parent, LLC	(8)	SOFR + 3.25%	7.61%	8/21/2024	8/18/2030	637	637	644	0.42
Mortgage Real Estate Investment Trusts (REITs)
Blackstone Mortgage Trust Inc	(9)	SOFR + 3.50%	7.84%	11/16/2022	5/9/2029	2,431	2,353	2,439	1.57
Oil, Gas & Consumable Fuels
AL GCX Holdings, LLC	(9)	SOFR + 2.75%	7.26%	11/16/2022	5/17/2029	2,571	2,566	2,592	1.67
Buckeye Partners LP	(8)	SOFR + 1.75%	6.11%	2/6/2024	11/1/2026	2,037	2,040	2,040	1.32
Freeport LNG Investments, LLLP	(9)	SOFR + 3.50%	8.38%	11/16/2022	12/21/2028	2,969	2,945	2,987	1.93
GIP Pilot Acquisition Partners LP	(8)	SOFR + 2.50%	7.09%	5/22/2024	10/4/2030	1,115	1,115	1,123	0.72

							8,666	8,742	5.64
Pharmaceuticals
Elanco Animal Health Inc	(8)	SOFR + 1.75%	6.40%	11/16/2022	8/1/2027	2,371	2,372	2,371	1.53
Professional Services
AlixPartners, LLP	(9)	SOFR + 2.50%	6.97%	11/16/2022	2/4/2028	1,360	1,353	1,367	0.88
Ankura Consulting Group, LLC	(10)	SOFR + 3.50%	7.84%	12/17/2024	12/17/2031	1,142	1,139	1,145	0.74
APFS Staffing Holdings, Inc.	(9)	SOFR + 4.25%	8.61%	11/16/2022	12/29/2028	3,825	3,755	3,853	2.49
Camelot US Acquisition, LLC.	(8)	SOFR + 2.75%	7.11%	1/31/2024	1/31/2031	2,700	2,694	2,701	1.74
Cast & Crew Payroll, LLC	(9)	SOFR + 3.75%	8.11%	11/16/2022	12/29/2028	1,905	1,897	1,851	1.19
Deerfield Dakota Holding, LLC	(11)	SOFR + 3.75%	8.08%	11/16/2022	4/9/2027	3,733	3,679	3,660	2.36

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Professional Services (continued)
Eisner Advisory Group, LLC	(9)	SOFR + 4.00%	8.36%	2/28/2024	2/28/2031	$1,205	$1,194	$1,220	0.79%
EP Purchaser, LLC	(9)	SOFR + 3.50%	8.09%	11/16/2022	11/6/2028	484	468	482	0.31
Grant Thornton Advisors, LLC	(8)	SOFR + 3.25%	7.61%	5/31/2024	6/2/2031	2,378	2,378	2,381	1.54
Mercury Borrower, Inc.	(8)	SOFR + 3.00%	7.36%	12/13/2024	8/2/2028	3,607	3,607	3,643	2.35
Mermaid Bidco, Inc.	(8)	SOFR + 3.25%	7.80%	7/1/2024	6/27/2031	2,573	2,570	2,591	1.67
Ryan, LLC	(9)	SOFR + 3.50%	7.86%	11/9/2023	11/14/2030	2,381	2,352	2,390	1.54
Sedgwick Claims Management Services, Inc.	(8)	SOFR + 3.00%	7.59%	2/24/2023	7/31/2031	4,714	4,690	4,748	3.06
Soliant Lower Intermediate, LLC	(8)	SOFR + 3.75%	8.11%	7/18/2024	7/18/2031	1,257	1,245	1,251	0.81
Trans Union, LLC.	(8)	SOFR + 1.75%	6.11%	1/30/2024	6/24/2031	4,527	4,527	4,526	2.92
VT Topco, Inc.	(9)	SOFR + 3.00%	7.33%	4/3/2024	8/9/2030	1,026	1,026	1,035	0.67

							38,574	38,844	25.06
Real Estate Management & Development
Cushman & Wakefield US Borrower, LLC	(4)(9)	SOFR + 3.00%	7.36%	6/18/2024	1/31/2030	1,746	1,747	1,754	1.13
Cushman & Wakefield US Borrower, LLC	(4)(9)	SOFR + 3.25%	7.61%	9/25/2024	1/31/2030	1,708	1,708	1,729	1.12

							3,455	3,483	2.25
Software
Applied Systems, Inc.	(8)	SOFR + 3.00%	7.33%	2/23/2024	2/24/2031	175	174	177	0.11
BEP Intermediate Holdco, LLC	(8)	SOFR + 3.25%	7.61%	4/26/2024	4/25/2031	742	742	749	0.48
Boost Newco Borrower, LLC	(8)	SOFR + 2.50%	6.83%	8/1/2024	1/31/2031	5,821	5,821	5,863	3.78
Boxer Parent Company, Inc.	(8)	SOFR + 3.75%	8.34%	7/30/2024	7/30/2031	4,766	4,755	4,811	3.10
Cloud Software Group, Inc.	(9)	SOFR + 3.75%	8.08%	11/4/2024	3/21/2031	1,419	1,419	1,425	0.92
Cloudera, Inc.	(9)	SOFR + 3.75%	8.21%	11/16/2022	10/8/2028	3,532	3,443	3,530	2.28
Conga Corp.	(10)	SOFR + 3.50%	8.09%	8/8/2024	5/8/2028	3,536	3,536	3,572	2.30
ConnectWise, LLC	(9)	SOFR + 3.50%	8.09%	11/16/2022	9/29/2028	3,494	3,410	3,521	2.27
Cornerstone OnDemand, Inc.	(9)	SOFR + 3.75%	8.22%	11/16/2022	10/16/2028	2,150	2,009	1,899	1.23
Delta Topco, Inc.	(8)	SOFR + 3.50%	8.20%	5/1/2024	12/1/2029	5,968	5,955	6,022	3.89
ECI Macola Max Holding, LLC	(10)	SOFR + 3.25%	7.58%	9/20/2024	5/9/2030	4,457	4,457	4,505	2.91
Ellucian Holdings, Inc.	(9)	SOFR + 3.00%	7.36%	2/29/2024	10/9/2029	2,659	2,659	2,680	1.73
Flash Charm, Inc.	(10)	SOFR + 3.50%	8.07%	6/11/2024	3/2/2028	3,856	3,847	3,794	2.45
Flexera Software, LLC	(10)	SOFR + 3.00%	7.35%	5/20/2024	3/3/2028	601	601	606	0.39
Gen Digital Inc	(9)	SOFR + 1.75%	6.11%	6/5/2024	9/12/2029	5,860	5,860	5,848	3.77
Genesys Cloud Services Holdings II, LLC	(10)	SOFR + 3.00%	7.36%	9/26/2024	12/1/2027	2,886	2,886	2,914	1.88
Genuine Financial Holdings, LLC	(8)	SOFR + 4.00%	8.36%	6/28/2024	9/27/2030	5,940	5,891	6,014	3.88
Go Daddy Operating Co, LLC	(8)	SOFR + 1.75%	6.11%	5/31/2024	5/30/2031	746	745	746	0.48
HS Purchaser, LLC	(10)	SOFR + 4.00%	8.69%	11/16/2022	11/19/2026	3,517	3,361	3,110	2.01
ION Trading Finance Ltd.	(8)	SOFR + 3.50%	7.83%	12/10/2024	4/1/2028	2,126	2,126	2,132	1.38
McAfee Corp.	(9)	SOFR + 3.00%	7.37%	5/31/2024	3/1/2029	3,537	3,537	3,545	2.29
Mitnick Purchaser, Inc.	(9)(18)	SOFR + 4.50%	9.19%	11/16/2022	5/2/2029	3,370	3,299	3,151	2.03
Planview Parent Inc	(8)	SOFR + 3.50%	7.83%	12/17/2024	12/17/2027	1,906	1,906	1,922	1.24
Project Alpha Intermediate Holding, Inc.	(9)	SOFR + 3.25%	7.58%	5/14/2024	10/28/2030	3,259	3,259	3,284	2.12

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
First Lien (continued)
Software (continued)
Proofpoint, Inc.	(9)	SOFR + 3.00%	7.36%	5/28/2024	8/31/2028	$2,977	$2,977	$2,995	1.93%
Quartz Acquireco, LLC	(8)	SOFR + 2.75%	7.08%	6/3/2024	6/28/2030	1,968	1,968	1,985	1.28
RealPage, Inc.	(9)	SOFR + 3.00%	7.59%	11/16/2022	4/24/2028	2,740	2,676	2,738	1.77
Rocket Software, Inc.	(9)	SOFR + 4.25%	8.61%	10/5/2023	11/28/2028	2,572	2,543	2,595	1.67
Skopima Consilio Parent, LLC	(9)	SOFR + 3.75%	8.12%	12/18/2024	5/12/2028	3,595	3,595	3,613	2.33
Sovos Compliance, LLC	(9)	SOFR + 4.50%	8.97%	11/16/2022	8/11/2028	3,518	3,472	3,549	2.29
Surf Holdings, LLC	(8)	SOFR + 3.50%	7.95%	11/16/2022	3/5/2027	3,517	3,494	3,545	2.29
Vision Solutions, Inc.	(10)	SOFR + 4.00%	8.85%	11/16/2022	4/24/2028	3,632	3,453	3,583	2.31
Webpros US Bidco, Inc.	(8)	SOFR + 4.00%	8.36%	3/28/2024	3/19/2031	650	649	657	0.42
XPLOR T1, LLC	(8)	SOFR + 3.50%	7.83%	12/11/2024	6/24/2031	2,095	2,095	2,116	1.37

							102,620	103,196	66.58
Specialty Retail
Apro, LLC.	(8)	SOFR + 3.75%	8.27%	7/9/2024	7/9/2031	3,942	3,933	3,985	2.57
CWGS Group, LLC	(10)	SOFR + 2.50%	6.97%	11/16/2022	6/3/2028	2,487	2,426	2,441	1.58
HomeServe USA Holding Corp	(8)	SOFR + 2.00%	6.37%	5/29/2024	10/21/2030	823	823	825	0.53
Mavis Tire Express Services Topco, Corp.	(10)	SOFR + 3.50%	7.86%	7/18/2024	5/4/2028	3,043	3,043	3,067	1.98

							10,225	10,318	6.66
Technology Hardware, Storage & Peripherals
Xerox Corp	(9)	SOFR + 4.00%	8.34%	11/17/2023	11/17/2029	2,357	2,331	2,360	1.52
Trading Companies & Distributors
American Builders & Contractors Supply Co, Inc.	(8)	SOFR + 1.75%	6.11%	1/31/2024	1/31/2031	680	679	683	0.44
Avolon TLB Borrower 1 US, LLC	(9)	SOFR + 1.75%	6.12%	6/22/2023	6/24/2030	2,737	2,718	2,739	1.77
Core & Main, LP	(8)	SOFR + 2.00%	6.38%	2/9/2024	2/9/2031	1,077	1,077	1,082	0.70
FCG Acquisitions, Inc.	(9)	SOFR + 3.75%	8.22%	11/16/2022	3/31/2028	7,073	6,971	7,131	4.60
FleetPride, Inc.	(9)	SOFR + 4.50%	8.86%	9/29/2023	9/29/2028	3,735	3,701	3,486	2.25
Foundation Building Materials, Inc.	(9)	SOFR + 3.25%	8.10%	11/16/2022	1/31/2028	2,962	2,940	2,924	1.89
Icebox Holdco III, Inc.	(9)	SOFR + 3.50%	8.09%	11/16/2022	12/22/2028	4,321	4,199	4,362	2.81
Johnstone Supply, LLC	(8)	SOFR + 2.50%	6.88%	12/12/2024	6/7/2031	1,295	1,295	1,301	0.84
Park River Holdings, Inc.	(10)	SOFR + 3.25%	8.10%	11/16/2022	12/28/2027	2,434	2,415	2,381	1.54
Sunsource Borrower, LLC	(8)	SOFR + 4.00%	8.46%	3/25/2024	3/25/2031	1,742	1,736	1,753	1.13
White Cap Buyer, LLC	(8)	SOFR + 3.25%	7.61%	6/13/2024	10/19/2029	4,585	4,574	4,599	2.97
Windsor Holdings III LLC	(8)	SOFR + 3.50%	7.86%	9/20/2024	8/1/2030	1,840	1,840	1,866	1.20

							34,145	34,307	22.14
Wireless Telecommunication Services
CCI Buyer, Inc.	(10)	SOFR + 4.00%	8.33%	11/16/2022	12/17/2027	4,303	4,266	4,313	2.78

Total First Lien Debt							645,881	650,532	419.74

Total Investment Portfolio							645,881	650,532	419.74

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

Investments (1)(19)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Acquisition Date	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Members’ Equity
Cash and Cash Equivalents
Fidelity Investments Money Market Treasury Portfolio - Class I			4.34%				$92,784	$92,784	59.87%
Other Cash and Cash Equivalents							56,459	56,459	36.43

Total Portfolio Investments, Cash and Cash Equivalents							$795,124	$799,775	516.04%

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2024, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and New Zealand Dollars (NZD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Canadian Overnight Repo Rate Average (“CORRA” or “CA”), Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate (“BKBM” or “B”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2024. Variable rate loans typically include an interest reference rate floor feature.

(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)	Reserved

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2024
(in thousands)

(7)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments (all commitments are first lien, unless otherwise noted):

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Groundworks, LLC	Delayed Draw Term Loan	3/14/2026	$248	$—

Total Unfunded Commitments			$248	$—

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2024 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2024 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2024 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2024 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2024 was 1.50%.
(14)	The interest rate floor on these investments as of December 31, 2024 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.
(16)	Reserved
(17)	Reserved
(18)
These loans are “last-out” portions of loans. The “last-out” portion of the Company’s loan investment generally earns a higher interest rate than the “first-out” portion, and in exchange the “first-out” portion would generally receive priority with respect to payment principal, interest and any other amounts due thereunder over the “last-out” portion.

(19)
All securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and may be deemed to be “restricted securities.” As of December 31, 2024, the aggregate fair value of these securities is $650.5 million or 419.74% of the Company’s net assets. The initial acquisition dates have been included for such securities.

The following table presents the consolidated schedule of investments of the Verdelite JV as of December 31, 2023:
BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt
Aerospace & Defense
Amentum Government Services Holdings, LLC	(8)	SOFR + 4.00%	9.47%	1/29/2027	$420	$417	$421	0.29%
Atlas CC Acquisition Corp.	(10)	SOFR + 4.25%	9.90%	5/25/2028	2,657	2,480	2,482	1.68
Avolon TLB Borrower 1 US LLC	(9)	SOFR + 2.00%	7.36%	6/22/2028	2,758	2,733	2,767	1.87
Dynasty Acquisition Co Inc	(8)	SOFR + 4.00%	9.35%	8/24/2028	2,992	2,996	3,004	2.03
LSF11 Trinity Bidco Inc	(8)	SOFR + 4.00%	9.36%	6/14/2030	2,293	2,287	2,310	1.56
Peraton Corp.	(10)	SOFR + 3.75%	9.21%	2/1/2028	5,033	4,966	5,052	3.42
TransDigm Inc	(8)	SOFR + 3.25%	8.60%	2/14/2031	4,993	4,996	5,022	3.40
Vertex Aerospace Services Corp.	(10)	SOFR + 3.25%	8.71%	12/6/2028	3,054	3,026	3,061	2.07

						23,901	24,119	16.32
Air Freight & Logistics
Forward Air Corporation	(10)	SOFR + 4.50%	9.90%	9/20/2030	3,000	2,880	2,852	1.93
The Kenan Advantage Group, Inc.	(10)	SOFR + 3.86%	9.22%	3/24/2026	3,554	3,491	3,548	2.40

						6,371	6,400	4.33
Airlines
American Airlines, Inc.	(8)	SOFR + 2.75%	8.60%	2/15/2028	3,000	2,970	3,001	2.03
Brown Group Holding, LLC	(9)	SOFR + 2.75%	8.21%	6/7/2028	3,989	3,969	3,998	2.71
United Airlines, Inc.	(10)	SOFR + 3.75%	9.22%	4/21/2028	2,748	2,728	2,762	1.87

						9,667	9,761	6.61
Auto Components
Clarios Global LP	(8)	SOFR + 3.75%	9.11%	5/6/2030	2,913	2,900	2,924	1.98
Metis Buyer, Inc.	(10)	SOFR + 4.00%	9.47%	5/4/2028	2,985	2,962	2,994	2.03
Belron Finance US LLC	(4)(9)	SOFR + 2.25%	7.63%	4/18/2029	758	758	761	0.52
First Brands Group, LLC	(11)	SOFR + 5.00%	10.88%	3/30/2027	3,322	3,262	3,303	2.24
Phinia Inc	(4)(8)	SOFR + 4.00%	9.46%	7/3/2028	1,746	1,683	1,755	1.19

						11,565	11,737	7.96
Beverages
Triton Water Holdings, Inc.	(9)	SOFR + 3.25%	8.86%	3/31/2028	3,458	3,285	3,432	2.32
Building Products
Cornerstone Building Brands, Inc.	(9)	SOFR + 3.25%	8.71%	4/12/2028	3,990	3,921	3,998	2.71
Griffon Corporation	(9)	SOFR + 2.25%	7.75%	1/24/2029	1,178	1,167	1,182	0.80
Oscar AcquisitionCo LLC	(9)	SOFR + 4.50%	9.95%	4/29/2029	4,816	4,686	4,777	3.23
Tamko Building Product, LLC	(8)	SOFR + 3.50%	8.87%	9/20/2030	1,782	1,781	1,793	1.21
The Chamberlain Group, Inc.	(9)	SOFR + 3.25%	8.71%	11/3/2028	4,557	4,361	4,552	3.08

						15,916	16,302	11.03

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Capital Markets
Advisor Group Holdings, Inc.	(8)	SOFR + 4.50%	9.86%	8/17/2028	$4,072	$4,065	$4,090	2.77%
Apex Group Treasury, LLC	(9)	SOFR + 3.75%	9.38%	7/27/2028	3,555	3,445	3,546	2.40
Aretec Group, Inc.	(8)	SOFR + 4.50%	9.95%	8/9/2030	4,437	4,355	4,440	3.01
Citco Funding LLC	(9)	SOFR + 3.25%	8.64%	4/27/2028	998	993	1,002	0.68
Focus Financial Partners LLC	(9)	SOFR + 3.50%	8.86%	6/30/2028	2,015	1,986	2,023	1.37
The Edelman Financial Engines Center, LLC	(10)	SOFR + 3.50%	8.97%	4/7/2028	3,713	3,622	3,723	2.52

						18,466	18,824	12.75
Chemicals
Nouryon USA LLC	(8)	SOFR + 4.00%	9.47%	4/3/2028	2,992	2,989	3,008	2.04
Starfruit Finco BV	(8)	SOFR + 4.00%	9.44%	4/3/2028	794	787	798	0.54

						3,776	3,806	2.58
Commercial Services & Supplies
Access CIG, LLC	(9)	SOFR + 5.00%	10.39%	8/18/2028	3,756	3,580	3,767	2.55
Allied Universal Holdco, LLC	(9)	SOFR + 3.75%	9.21%	5/12/2028	2,560	2,456	2,553	1.73
Allied Universal Holdco, LLC	(9)	SOFR + 4.75%	10.11%	5/12/2028	1,995	1,941	2,000	1.35
Anticimex, Inc.	(9)	SOFR + 3.15%	8.46%	11/16/2028	5,399	5,332	5,403	3.66
APX Group, Inc.	(9)	SOFR + 3.25%	8.92%	7/10/2028	3,303	3,178	3,309	2.24
Belfor Holdings Inc	(9)	SOFR + 3.75%	9.10%	11/1/2030	1,081	1,071	1,086	0.74
Covanta Holding Corp	(9)	SOFR + 3.00%	8.36%	11/30/2028	1,039	1,030	1,042	0.71
DG Investment Intermediate Holdings 2, Inc.	(10)	SOFR + 3.75%	9.22%	3/31/2028	1,763	1,706	1,751	1.19
EAB Global, Inc.	(9)	SOFR + 3.50%	8.97%	8/16/2028	4,548	4,458	4,548	3.08
Garda World Security Corp.	(8)	SOFR + 4.25%	9.72%	10/30/2026	2,350	2,291	2,357	1.60
Garda World Security Corp.	(8)	SOFR + 4.25%	9.62%	2/1/2029	1,500	1,504	1,504	1.02
Genuine Financial Holdings, LLC	(8)	SOFR + 4.00%	9.39%	9/27/2030	3,990	3,954	3,986	2.70
Prime Security Services Borrower, LLC	(8)	SOFR + 2.50%	7.84%	10/14/2030	1,322	1,309	1,328	0.90
TRC Companies, Inc (fka Bolt Infrastructure Merger Sub, Inc)	(9)	SOFR + 3.75%	9.22%	12/8/2028	5,550	5,418	5,550	3.76
Vaco Holdings, Inc.	(10)	SOFR + 5.00%	10.43%	1/21/2029	1,740	1,693	1,722	1.17

						40,921	41,906	28.40
Construction & Engineering
Aegion Corporation	(10)	SOFR + 4.75%	10.39%	5/17/2028	2,998	2,985	3,004	2.03
Refficiency Holdings, LLC	(10)	SOFR + 3.50%	8.96%	12/16/2027	5,451	5,376	5,465	3.70

						8,361	8,469	5.73
Construction Materials
Summit Materials, LLC	(8)	SOFR + 2.50%	7.89%	11/30/2028	1,255	1,252	1,261	0.85
White Cap Buyer, LLC	(9)	SOFR + 3.75%	9.11%	10/19/2027	5,611	5,518	5,629	3.81

						6,770	6,890	4.66

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Containers & Packaging
Berlin Packaging, LLC	(9)	SOFR + 3.75%	9.21%	3/11/2028	$4,500	$4,420	$4,511	3.05%
Charter NEX US, Inc.	(10)	SOFR + 3.75%	9.22%	12/1/2027	4,807	4,755	4,835	3.27
Graham Packaging Co, Inc.	(10)	SOFR + 3.00%	8.47%	8/4/2027	3,000	3,000	3,008	2.04
Novolex, Inc.	(9)	SOFR + 4.18%	9.63%	4/13/2029	3,798	3,730	3,819	2.59
ProAmpac PG Borrower, LLC	(10)	SOFR + 4.50%	9.89%	9/15/2028	5,110	5,061	5,126	3.47
Ring Container Technologies Group, LLC	(9)	SOFR + 3.50%	8.97%	8/12/2028	2,129	2,116	2,137	1.45
TricorBraun Holdings, Inc.	(9)	SOFR + 3.25%	8.72%	3/3/2028	4,548	4,413	4,528	3.07
Trident TPI Holdings, Inc.	(9)	SOFR + 4.00%	9.61%	9/15/2028	3,303	3,207	3,298	2.23
Trident TPI Holdings, Inc.	(9)	SOFR + 3.25%	8.70%	9/15/2028	997	984	1,000	0.68

						31,686	32,262	21.85
Distributors
Fastlane Parent Co Inc	(9)	SOFR + 4.50%	9.85%	9/29/2028	3,773	3,730	3,774	2.55
Diversified Consumer Services
Ascend Learning, LLC	(9)	SOFR + 3.50%	8.96%	12/11/2028	4,157	4,016	4,092	2.77
Colibri Group, LLC	(10)	SOFR + 5.00%	10.58%	3/12/2029	4,247	4,137	4,253	2.88
EM Bidco Limited	(9)	SOFR + 4.25%	9.70%	7/6/2029	2,992	2,929	2,974	2.01
Pre-Paid Legal Services, Inc.	(9)	SOFR + 3.75%	9.22%	12/15/2028	3,298	3,246	3,280	2.22
Spring Education Group, Inc.	(8)	SOFR + 4.50%	9.85%	9/29/2030	3,421	3,339	3,435	2.33
TruGreen Limited Partnership	(10)	SOFR + 4.00%	9.46%	11/2/2027	274	255	266	0.18
University Support Services, LLC	(9)	SOFR + 3.25%	8.71%	2/10/2029	3,555	3,512	3,560	2.41
Weld North Education, LLC	(9)	SOFR + 3.75%	9.22%	12/21/2027	5,045	5,010	5,052	3.42

						26,444	26,912	18.22
Diversified Financial Services
Mitchell International, Inc.	(9)	SOFR + 3.75%	9.40%	10/15/2028	3,960	3,805	3,964	2.68
Polaris Newco, LLC	(9)	SOFR + 4.00%	9.47%	6/2/2028	2,281	2,197	2,253	1.53
Sedgwick Claims Management Services, Inc.	(8)	SOFR + 3.75%	9.11%	2/24/2028	2,965	2,940	2,977	2.02

						8,942	9,194	6.23
Diversified REITs
Iron Mountain Information Management LLC	(8)	SOFR + 2.25%	7.63%	1/31/2031	860	853	861	0.58
Diversified Telecommunication Services
Numericable US, LLC	(8)	SOFR + 5.50%	10.89%	8/15/2028	3,770	3,730	3,397	2.30
Zacapa, LLC	(9)	SOFR + 4.00%	9.35%	3/22/2029	4,551	4,451	4,548	3.08

						8,181	7,945	5.38
Electric Utilities
Tiger Acquisition, LLC	(4)(9)	SOFR + 3.25%	8.71%	6/1/2028	2,000	1,985	1,994	1.35
Vistra Operations Co LLC	(8)	SOFR + 1.75%	7.21%	12/20/2030	2,647	2,621	2,650	1.79

						4,606	4,644	3.14

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Electrical Equipment
Madison IAQ, LLC	(9)	SOFR + 3.25%	8.72%	6/21/2028	$4,250	$4,117	$4,243	2.87%
Electronic Equipment, Instruments & Components
Infinite Bidco, LLC	(9)	SOFR + 3.75%	9.39%	3/2/2028	2,666	2,579	2,606	1.76
Financial Services
Paysafe Holdings US Corp	(9)	SOFR + 2.75%	8.21%	6/28/2028	1,994	1,984	1,992	1.35
Food Products
CHG PPC Parent LLC	(4)(9)	SOFR + 3.00%	8.47%	12/8/2028	2,977	2,897	2,984	2.02
Ground Transportation
Uber Technologies, Inc.	(8)	SOFR + 2.75%	8.13%	3/3/2030	1,941	1,936	1,949	1.32
Health Care Equipment & Supplies
Auris Luxembourg III Sarl	(8)	SOFR + 3.75%	9.62%	2/27/2026	2,147	2,013	2,125	1.44
Resonetics, LLC	(10)	SOFR + 4.00%	9.65%	4/28/2028	3,551	3,456	3,558	2.41
Sunshine Luxembourg VII S.à r.l, LLC	(10)	SOFR + 3.50%	8.95%	10/1/2026	3,773	3,695	3,797	2.57

						9,164	9,480	6.42
Health Care Providers & Services
ADMI Corp.	(9)	SOFR + 3.75%	9.22%	12/23/2027	2,175	2,085	2,073	1.40
CD&R Artemis UK Bidco Ltd.	(8)	SOFR + 4.25%	9.70%	8/19/2028	1,000	993	999	0.68
Electron Bidco, Inc.	(9)	SOFR + 3.00%	8.47%	11/1/2028	3,795	3,730	3,810	2.58
Heartland Dental LLC	(10)	SOFR + 5.00%	10.36%	4/28/2028	3,968	3,848	3,966	2.68
Pediatric Associates Holding Co., LLC	(9)	SOFR + 3.25%	8.72%	12/29/2028	647	638	628	0.43
Surgery Centers Holdings, Inc.	(10)	SOFR + 3.50%	8.86%	12/19/2030	948	938	953	0.64

						12,232	12,429	8.41
Health Care
Technology athenahealth, Inc.	(9)	SOFR + 3.25%	8.61%	2/15/2029	4,538	4,262	4,524	3.06
Gainwell Acquisition Corp.	(10)	SOFR + 4.00%	9.49%	10/1/2027	1,995	1,929	1,945	1.32
Netsmart Technologies, Inc.	(10)	SOFR + 3.75%	9.22%	10/1/2027	2,909	2,850	2,918	1.98
Verscend Holding Corp.	(8)	SOFR + 4.00%	9.47%	8/27/2025	3,551	3,544	3,567	2.41
Waystar Technologies, Inc.	(8)	SOFR + 4.00%	9.47%	10/22/2026	3,649	3,612	3,667	2.48

						16,197	16,621	11.25
Hotels, Restaurants & Leisure
Alterra Mountain Company	(9)	SOFR + 3.50%	8.97%	8/17/2028	2,303	2,284	2,309	1.56
Caesars Entertainment Inc	(9)	SOFR + 3.25%	8.71%	2/6/2030	1,620	1,606	1,626	1.10
Carnival Finance LLC	(10)	SOFR + 3.25%	8.71%	10/18/2028	2,992	2,992	3,001	2.03
FanDuel Group Financing LLC	(9)	SOFR + 2.25%	7.60%	11/25/2030	2,423	2,417	2,433	1.65
Fertitta Entertainment, LLC	(9)	SOFR + 4.00%	9.36%	1/27/2029	3,759	3,682	3,765	2.55
Fogo de Chao, Inc.	(9)	SOFR + 4.75%	10.14%	9/30/2030	545	534	536	0.36
IRB Holding Corp.	(10)	SOFR + 3.00%	8.46%	12/15/2027	5,556	5,494	5,572	3.77
Mic Glen, LLC	(9)	SOFR + 3.25%	8.72%	7/21/2028	3,404	3,304	3,406	2.31
New Red Finance, Inc.	(8)	SOFR + 2.25%	7.61%	9/12/2030	925	921	927	0.63
Scientific Games Holdings LP	(9)	SOFR + 3.25%	8.66%	4/4/2029	2,992	2,981	2,997	2.03
Tacala Investment Corp.	(10)	SOFR + 4.00%	9.47%	2/5/2027	3,549	3,456	3,568	2.42
Whatabrands LLC	(9)	SOFR + 3.00%	8.47%	8/3/2028	4,552	4,475	4,566	3.09

						34,146	34,706	23.50

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Household Durables
AI Aqua Merger Sub, Inc.	(9)	SOFR + 3.75%	9.09%	7/31/2028	$4,796	$4,669	$4,805	3.25%
AI Aqua Merger Sub, Inc.	(9)	SOFR + 4.25%	9.61%	7/31/2028	1,000	970	1,006	0.68

						5,639	5,811	3.93
Independent Power and Renewable Electricity Producers
Generation Bridge Northeast LLC	(8)	SOFR + 4.25%	9.65%	8/22/2029	2,109	2,089	2,120	1.43
Industrial Conglomerates
FCG Acquisitions, Inc.	(9)	SOFR + 3.75%	9.22%	3/31/2028	4,944	4,815	4,954	3.35
SPX Flow, Inc.	(9)	SOFR + 4.50%	9.96%	4/5/2029	3,766	3,678	3,783	2.56
Vertical US Newco, Inc.	(9)	SOFR + 3.50%	9.38%	7/30/2027	2,801	2,722	2,811	1.90

						11,215	11,548	7.81
Insurance
AmWINS Group, Inc	(10)	SOFR + 2.75%	8.22%	2/19/2028	937	930	941	0.64
AssuredPartners, Inc.	(9)	SOFR + 3.50%	8.97%	2/12/2027	3,776	3,719	3,790	2.57
Baldwin Risk Partners, LLC	(9)	SOFR + 3.50%	8.97%	10/14/2027	5,805	5,780	5,814	3.94
BroadStreet Partners, Inc.	(8)	SOFR + 3.75%	9.11%	1/27/2029	3,304	3,267	3,318	2.25
BroadStreet Partners, Inc.	(8)	SOFR + 3.00%	8.47%	1/27/2027	3,302	3,228	3,311	2.24
Howden Group Holdings Limited	(9)	SOFR + 4.00%	9.36%	4/18/2030	2,430	2,342	2,438	1.65
Howden Group Holdings Limited	(10)	SOFR + 3.25%	8.75%	11/12/2027	3,795	3,738	3,808	2.58
NFP Corp.	(8)	SOFR + 3.25%	8.72%	2/15/2027	4,299	4,198	4,327	2.93
USI, Inc.	(9)	SOFR + 3.25%	8.60%	9/29/2030	1,012	1,010	1,015	0.69

						28,212	28,762	19.49
Interactive Media & Services
MH Sub I, LLC	(9)	SOFR + 4.25%	9.61%	5/3/2028	3,980	3,893	3,920	2.65
MH Sub I, LLC	(11)	SOFR + 3.75%	9.22%	9/13/2024	1,102	1,095	1,106	0.75
Project Boost Purchaser, LLC	(9)	SOFR + 3.50%	8.97%	5/30/2026	4,048	3,972	4,057	2.75

						8,960	9,083	6.15
IT Services
Ahead DB Holdings, LLC	(10)	SOFR + 3.75%	9.20%	10/18/2027	2,494	2,475	2,488	1.68
Dcert Buyer, Inc.	(8)	SOFR + 4.00%	9.36%	10/16/2026	2,068	2,022	2,054	1.39
Endurance International Group Holdings, Inc.	(10)	SOFR + 3.50%	9.42%	2/10/2028	3,067	2,879	3,013	2.04
GI Consilio Parent, LLC	(8)	SOFR + 4.25%	9.65%	5/12/2028	1,500	1,481	1,495	1.01
Virtusa Corp.	(10)	SOFR + 3.75%	9.22%	2/11/2028	5,045	5,000	5,064	3.43
World Wide Technology Holding Co, LLC	(9)	SOFR + 3.25%	8.71%	3/1/2030	1,006	997	1,011	0.68

						14,854	15,125	10.23
Leisure Products
Motion Finco, LLC	(8)	SOFR + 3.25%	8.86%	11/12/2026	2,551	2,495	2,556	1.73
Recess Holdings, Inc.	(4)(11)	SOFR + 4.00%	9.39%	3/29/2027	602	596	607	0.41

						3,091	3,163	2.14

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Life Sciences Tools & Services
IQVIA Inc	(8)	SOFR + 2.00%	7.39%	1/2/2031	$438	$438	$440	0.30%
LSCS Holdings, Inc.	(9)	SOFR + 4.50%	9.97%	12/16/2028	2,456	2,372	2,425	1.64
Packaging Coordinators Midco, Inc.	(10)	SOFR + 3.50%	9.11%	11/30/2027	3,551	3,483	3,557	2.41
Phoenix Newco, Inc.	(9)	SOFR + 3.25%	8.72%	11/15/2028	2,992	2,996	3,014	2.04

						9,289	9,436	6.39
Machinery
Chart Industries, Inc.	(9)	SOFR + 3.25%	8.69%	3/16/2030	2,289	2,295	2,297	1.55
Innio North America Holding Inc	(8)	SOFR + 4.25%	9.63%	11/2/2028	677	673	678	0.46
Pro Mach Group, Inc.	(11)	SOFR + 4.00%	9.47%	8/31/2028	3,748	3,696	3,764	2.55

						6,664	6,739	4.56
Media
Radiate Holdco, LLC	(10)	SOFR + 3.25%	8.72%	9/25/2026	2,962	2,781	2,386	1.62
Univision Communications Inc	(10)	SOFR + 3.25%	8.71%	1/31/2029	4,987	4,985	4,989	3.38
Virgin Media Bristol, LLC	(8)	SOFR + 3.25%	8.79%	3/31/2031	2,727	2,703	2,722	1.84

						10,469	10,097	6.84
Metals & Mining
Arsenal AIC Parent LLC	(8)	SOFR + 4.50%	9.85%	8/18/2030	644	638	647	0.44
Oil, Gas & Consumable Fuels
CQP Holdco, LP	(9)	SOFR + 3.00%	8.38%	12/31/2030	3,451	3,434	3,463	2.34
Freeport LNG Investments, LLLP	(9)	SOFR + 3.50%	9.18%	12/21/2028	3,000	2,970	3,003	2.03
GIP Pilot Acquisition Partners LP	(8)	SOFR + 3.00%	8.39%	10/4/2030	1,122	1,117	1,124	0.76

						7,521	7,590	5.13
Professional Services
AlixPartners, LLP	(9)	SOFR + 2.75%	8.21%	2/4/2028	1,374	1,365	1,379	0.93
APFS Staffing Holdings Inc	(9)	SOFR + 4.00%	9.36%	12/29/2028	3,930	3,839	3,908	2.65
Aqgen Island Holdings, Inc.	(9)	SOFR + 3.50%	8.97%	8/2/2028	3,645	3,565	3,643	2.47
Camelot US Acquisition, LLC	(11)	SOFR + 3.00%	8.47%	10/30/2026	2,904	2,880	2,912	1.97
Cast & Crew Payroll, LLC	(8)	SOFR + 3.75%	9.22%	2/9/2026	3,504	3,480	3,510	2.38
Deerfield Dakota Holding, LLC	(11)	SOFR + 3.75%	9.10%	4/9/2027	3,772	3,693	3,744	2.53
EP Purchaser, LLC	(9)	SOFR + 3.50%	9.11%	11/6/2028	488	469	485	0.33
Inmar, Inc.	(11)	SOFR + 5.50%	10.85%	5/1/2026	2,073	2,014	2,053	1.39
OMNIA Partners LLC	(7)(8)	SOFR + 4.25%	9.63%	7/25/2030	2,187	2,165	2,205	1.49
Ryan LLC	(7)(9)	SOFR + 4.50%	9.85%	11/14/2030	1,508	1,478	1,516	1.03
VT Topco, Inc.	(9)	SOFR + 4.25%	9.61%	8/9/2030	1,036	1,027	1,043	0.71

						25,975	26,398	17.88

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Real Estate Management & Development
Cushman & Wakefield US Borrower LLC	(9)	SOFR + 3.25%	8.71%	1/31/2030	$997	$975	$992	0.67%
Cushman & Wakefield US Borrower LLC	(9)	SOFR + 4.00%	9.36%	1/31/2030	1,712	1,672	1,714	1.16

						2,647	2,706	1.83
Software
Apttus Corp.	(10)	SOFR + 4.00%	9.47%	5/8/2028	3,564	3,424	3,577	2.42
Boxer Parent Company, Inc.	(8)	SOFR + 4.25%	9.61%	12/29/2028	3,793	3,755	3,825	2.59
CDK Global Inc.	(9)	SOFR + 4.00%	9.35%	7/6/2029	2,000	2,005	2,014	1.36
Cloudera, Inc.	(9)	SOFR + 3.75%	9.21%	10/8/2028	3,569	3,454	3,544	2.40
ConnectWise, LLC	(9)	SOFR + 3.50%	9.11%	9/29/2028	3,530	3,422	3,530	2.39
Cornerstone OnDemand, Inc.	(9)	SOFR + 3.75%	9.22%	10/16/2028	2,172	1,992	2,107	1.43
Delta Topco, Inc.	(10)	SOFR + 3.75%	9.12%	12/1/2027	4,000	3,995	4,003	2.71
ECI Macola Max Holding, LLC	(10)	SOFR + 3.75%	9.36%	11/9/2027	4,505	4,443	4,512	3.05
Epicor Software Corp.	(10)	SOFR + 3.25%	8.72%	7/30/2027	3,554	3,490	3,571	2.42
Epicor Software Corp.	(10)	SOFR + 3.75%	9.10%	7/30/2027	273	270	275	0.19
GI Consilio Parent, LLC	(9)	SOFR + 4.00%	9.47%	5/12/2028	2,123	2,043	2,119	1.43
Greeneden U.S. Holdings II, LLC	(10)	SOFR + 4.00%	9.47%	12/1/2027	2,568	2,544	2,582	1.75
GTCR Investors LP	(9)	SOFR + 3.00%	8.40%	1/31/2031	3,335	3,319	3,354	2.27
HS Purchaser, LLC	(10)	SOFR + 4.00%	9.48%	11/19/2026	3,554	3,312	3,377	2.29
Idera, Inc.	(10)	SOFR + 3.75%	9.28%	3/2/2028	1,870	1,799	1,864	1.26
Instructure Holdings Inc	(9)	SOFR + 2.75%	8.68%	10/30/2028	2,976	2,972	2,995	2.03
ION Trading Finance Ltd.	(8)	SOFR + 4.75%	10.20%	4/3/2028	2,992	2,985	3,000	2.03
Mitnick Purchaser, Inc.	(9)	SOFR + 4.50%	9.98%	5/2/2029	3,404	3,316	3,231	2.19
NortonLifeLock, Inc.	(9)	SOFR + 2.00%	7.46%	9/12/2029	3,539	3,517	3,548	2.40
Project Alpha Intermediate Holding, Inc.	(8)	SOFR + 4.75%	10.11%	10/28/2030	5,283	5,186	5,322	3.60
Proofpoint, Inc.	(9)	SOFR + 3.25%	8.72%	8/31/2028	3,990	3,970	3,997	2.71
Quartz Acquireco LLC	(4)(8)	SOFR + 3.50%	8.82%	6/28/2030	1,350	1,337	1,356	0.92
RealPage, Inc.	(9)	SOFR + 3.00%	8.47%	4/24/2028	2,768	2,684	2,753	1.86
Rocket Software, Inc.	(9)	SOFR + 4.75%	10.11%	11/28/2028	2,598	2,561	2,558	1.73
S2P Acquisition Borrower, Inc.	(8)	SOFR + 4.00%	9.46%	8/14/2026	3,554	3,484	3,566	2.41
Sophia, LP	(9)	SOFR + 3.50%	8.96%	10/7/2027	3,303	3,223	3,314	2.24
Sovos Compliance, LLC	(9)	SOFR + 4.50%	9.97%	8/11/2028	3,555	3,495	3,519	2.38
Surf Holdings, LLC	(8)	SOFR + 3.50%	8.97%	3/5/2027	3,554	3,520	3,566	2.41
Symphony Technology Group	(10)	SOFR + 5.00%	10.64%	7/27/2028	3,564	3,304	2,550	1.73
Symphony Technology Group	(9)	SOFR + 3.75%	9.19%	3/1/2029	3,555	3,422	3,550	2.40
The Ultimate Software Group, Inc.	(9)	SOFR + 3.25%	8.76%	5/4/2026	4,342	4,262	4,359	2.95
Vision Solutions, Inc.	(10)	SOFR + 4.00%	9.64%	4/24/2028	3,670	3,431	3,648	2.47

						99,936	101,086	68.42

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

Investments (1)	Footnotes	Reference Rate and Spread (2)	Interest Rate (2)(15)	Maturity Date	Par Amount/ Units (1)	Cost (3)	Fair Value	% of Net Assets
First Lien Debt (continued)
Specialty Retail
EG America, LLC	(8)	SOFR + 5.50%	11.24%	2/7/2028	$2,138	$2,068	$2,106	1.43%
HomeServe USA Holding Corp	(8)	SOFR + 3.00%	8.33%	10/21/2030	829	821	833	0.56

						2,889	2,939	1.99
Technology Hardware, Storage & Peripherals
Xerox Corp	(9)	SOFR + 4.00%	9.35%	11/17/2029	1,200	1,165	1,204	0.81
Trading Companies & Distributors
Foundation Building Materials, Inc.	(9)	SOFR + 3.25%	8.89%	1/31/2028	2,992	2,963	2,988	2.02
Icebox Holdco III, Inc.	(9)	SOFR + 3.50%	9.11%	12/22/2028	4,365	4,210	4,342	2.94
LBM Acquisition, LLC	(10)	SOFR + 3.75%	9.21%	12/17/2027	2,992	2,889	2,964	2.01
SRS Distribution, Inc.	(9)	SOFR + 3.50%	8.97%	6/2/2028	4,561	4,403	4,575	3.10
Windsor Holdings III, LLC	(8)	SOFR + 4.50%	9.84%	8/1/2030	1,859	1,824	1,875	1.27

						16,289	16,744	11.34
Transportation Infrastructure
KKR Apple Bidco, LLC	(9)	SOFR + 2.75%	8.21%	9/22/2028	1,995	1,985	1,996	1.35
Wireless Telecommunication Services
CCI Buyer, Inc.	(10)	SOFR + 4.00%	9.35%	12/17/2027	4,451	4,378	4,444	3.01

Total First Lien Debt						582,598	591,886	400.71

Total Investment Portfolio						582,598	591,886	400.71

Cash and Cash Equivalents
Other Cash and Cash Equivalents						6,307	6,307	4.27

Total Portfolio Investments, Cash and Cash Equivalents						$588,905	$598,193	404.98%

(1)
Unless otherwise indicated, all debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. As of December 31, 2023, the Company had investments denominated in Canadian Dollars (CAD), Euros (EUR), British Pounds (GBP), Swiss Francs (CHF), Danish Krone (DKK), Swedish Krona (SEK), Norwegian Krone (NOK), and New Zealand Dollars (NZD). All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount (in thousands) is presented for debt investments, while the number of shares or units (in whole amounts) owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)
Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either Canadian Dollar Offered Rate (“CDOR” or “C”), Sterling Overnight Interbank Average Rate (“SONIA” or “S”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR”), Stockholm Interbank Offered Rate (“STIBOR” or “ST”), Copenhagen Interbank Offered Rate (“CIBOR” or “CI”), Norwegian Interbank Offered Rate (“NIBOR” or “N”), Swiss Average Rate Overnight (“SARON” or “SA”), New Zealand Bank Bill Reference Rate

BCRED Verdelite JV LP
Consolidated Schedule of Investments
December 31, 2023
(in thousands)

(“BKBM” or “B”), or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2023. Variable rate loans typically include an interest reference rate floor feature.
(3)
The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(4)
These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)
These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. Any other debt investments listed above are pledged to financing facilities or CLOs and are not available to satisfy the creditors of the Company.

(6)	Reserved
(7)
Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments (all commitments are first lien, unless otherwise noted):

Investments	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
OMNIA Partners LLC	Delayed Draw Term Loan	1/25/2024	$205	$—
Ryan LLC	Delayed Draw Term Loan	11/14/2030	159	—

Total unfunded commitments			$364	$—

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2023 was 0.50%.
(10)	The interest rate floor on these investments as of December 31, 2023 was 0.75%.
(11)	The interest rate floor on these investments as of December 31, 2023 was 1.00%.
(12)	The interest rate floor on these investments as of December 31, 2023 was 1.25%.
(13)	The interest rate floor on these investments as of December 31, 2023 was 1.50%.
(14)	The interest rate floor on these investments as of December 31, 2023 was 2.00%.
(15)	For unsettled positions the interest rate does not include the base rate.

The following table presents the selected consolidated statement of assets and liabilities information of the Verdelite JV as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
ASSETS
Investments at fair value (cost of $645,881 and $582,598, respectively)	$650,532	$591,886
Cash and cash equivalents	149,243	6,307
Interest receivable	4,502	2,777
Receivable for investments sold	936	3,574
Deferred financing costs	—	711

Total assets	$805,213	$605,255

LIABILITIES
Debt (net of unamortized debt issuance costs of $1,638 and $0 , respectively)	$634,716	$356,700
Distribution payable	—	21,310
Interest payable and other liabilities	15,512	79,513

Total liabilities	650,228	457,523

MEMBERS’ EQUITY
Members’ equity	154,985	147,732

Total members’ equity	154,985	147,732

Total liabilities and members’ equity	$805,213	$605,255

The following table presents the selected consolidated statements of operations information of the Verdelite JV for the years ended December 31, 2024 and December 31, 2023 and the period from the commencement of operations of Verdelite JV to December 31, 2022:

	For the Year Ended December 31,		For the Period Ended December 31, 2022
	2024	2023
Investment income:
Interest income	$61,366	$44,353	$5,607
Other income	25	191	3

Total investment income	61,391	44,544	5,610

Expenses:
Interest expense	37,436	23,370	2,936
Other expenses	226	700	134

Total expenses	37,662	24,070	3,070

Net investment income before tax expense	23,729	20,474	2,540

Tax expense	—	—	—

Net investment income after tax expense	23,729	20,474	2,540

Net realized and change in unrealized gain (loss):
Net change in unrealized gain (loss) on investments	(4,637)	14,145	(4,857)
Net realized gain (loss) on investments	926	2,218	—

Total net realized and change in unrealized gain (loss)	(3,711)	16,363	(4,857)

Net increase (decrease) in net assets resulting from operations	$20,018	$36,837	$(2,317)

Note 12. Segment Reporting
The Company operates as a single reportable segment and derives revenues from investing primarily in originated loans and other securities, including broadly syndicated loans, of U.S. private companies and manages the business on a consolidated basis.
The chief operating decision maker (“CODM”) is comprised of the Company’s co-chief executive officers and chief financial officer. The primary performance metric provided to the CODM to assess performance and make operating decisions is Net increase (decrease) in net assets resulting from operations which is reported on the Consolidated Statement of Operations.
Performance metrics are provided to the CODM on a quarterly basis and are utilized to evaluate performance generated from segment net assets. These key metrics, in addition to other factors, are utilized by the CODM to determine allocation of profits, such as for investment or the amount of dividends to be distributed to the Company’s shareholders. As the Company operates as a single reporting segment, the segment net assets are reported on the Consolidated Statements of Assets and Liabilities as Total net assets. and the significant segment expenses are listed on the Consolidated Statement of Operations.

Note 13. Income Taxes
Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until they are realized; (2) income or loss recognition on exited investments; and (3) other non-deductible expenses.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and non-deductible expenses, among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, undistributed net investment income or undistributed net realized gains on investments, as appropriate. For the years ended December 31, 2024, 2023 and 2022, permanent differences were as follows:

	For the Year Ended December 31,
	2024	2023	2022
Undistributed net investment income (loss)	$10,423	$19,037	$18,239
Accumulated net realized gain (loss)	$27,503	$17,695	$(12,226)
Paid In Capital	$(37,926)	$(36,732)	$(6,013)
During the years ended December 31, 2024, 2023 and 2022, permanent differences were principally related to non-deductible offering costs, gains and losses related to foreign currency, and partnership investments.
The following reconciles the increase in net assets resulting from operations to taxable income for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31,
	2024 (1)	2023	2022
Net increase (decrease) in net assets resulting from operations	$3,484,528	$3,363,183	$663,070
Net change in unrealized (appreciation) depreciation	97,287	(615,705)	1,045,678
Realized gains (losses) for tax not included in book income	(479,261)	(188,075)	31,297
Non-deductible capital gains based incentive fees	—	—	(15,058)
Other non-deductible expenses and excise taxes	37,574	35,795	5,117
Realized losses for tax not recognized	612,779	489,701	220,696

Taxable/distributable income	$3,752,907	$3,084,899	$1,950,800

(1)	Tax information for the fiscal year ended December 31, 2024 is estimated and is not considered final until the Company files its tax return.

The components of accumulated gains / losses as calculated on a tax basis for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Year Ended December 31,
	2024	2023	2022
Distributable ordinary income	$972,389	$712,713	$190,977
Capital losses carried forward	(612,779)	(489,701)	(220,696)
Other temporary book/tax differences	799	872	(2,856)
Net unrealized appreciation / (depreciation) on investments, derivatives, and foreign currency	(478,314)	(380,039)	(981,364)

Total accumulated under-distributed (over-distributed) earnings	$(117,905)	$(156,155)	$(1,013,939)

Under the Regulated Investment Company Modernization Act of 2010, net capital losses recognized by the Company may get carried forward indefinitely, and retain their character as short-term and/or long-term losses. Any such losses will be deemed to arise on the first day of the next taxable year. Capital losses for the years ended December 31, 2024, 2023 and 2022, which will be deemed to arise on the first day of the tax years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Year Ended December 31,
	2024	2023	2022
Short-term:	$79,742	$98,417	$86,229
Long-term:	$533,037	$391,284	$134,468
The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, at December 31, 2024, December 31, 2023 and December 31, 2022 were as follows:

	For the Year Ended December 31,
	2024	2023	2022
Gross unrealized appreciation	$737,027	$603,243	$236,140
Gross unrealized depreciation	(1,356,878)	(933,876)	(1,303,014)

Net unrealized appreciation (depreciation)	$(619,851)	$(330,633)	$(1,066,874)

Tax cost of investments	$69,039,629	$51,074,545	$49,975,483
All of the dividends declared during the years ended December 31, 2024 and December 31, 2023 were derived from ordinary income, as determined on a tax basis.
During the year ended December 31, 2022, $1,798.4 million and $0.0 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis.
BCRED Investments LLC, a wholly owned subsidiary that was formed in 2021, is a Delaware LLC which has elected to be treated as a corporation for U.S. tax purposes. As such, BCRED Investments LLC is subject to certain U.S. Federal, state and local taxes. For the years ended December 31, 2024, 2023 and, 2022 BCRED Investments LLC recorded an income tax provision of $8.9 million, $0.0 million, and $0.0 million, respectively. For the years ended December 31, 2024 and 2023, BCRED Investments LLC recorded a deferred tax liability of $8.9 million, and $0.0 million, respectively, which is significantly related to GAAP to tax outside basis difference in investment in certain partnership interests and included within Accrued expenses and other liabilities in the Consolidated Statements of Assets and Liabilities.

Note 14. Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in the consolidated financial statements as of December 31, 2024, except as discussed below.
January Subscriptions and Distribution Declaration
The Company received approximately $1,099.6 million of net proceeds, inclusive of distributions reinvested through the Company’s distribution reinvestment plan, relating to the issuance of Class I shares, Class S shares, and Class D shares for subscriptions effective January 1, 2025.
On January 22, 2025, the Company’s Board declared net distributions of $0.2200 per Class I share, $0.2020 per Class S share, and $0.2147 per Class D share, which is payable on or about February 27, 2025 to shareholders of record as of January 31, 2024.
February Subscriptions and Distribution Declaration
The Company received approximately $1,457.0 million of net proceeds, inclusive of distributions reinvested through the Company’s distribution reinvestment plan, relating to the issuance of Class I, Class D and Class S shares for subscriptions effective February 1, 2025.
On February 20, 2025, the Company’s Board declared net distributions of $0.2200 per Class I share, $0.2020 per Class S share, and $0.2147 per Class D share, which is payable on or about March 26, 2025 to shareholders of record as of February 28, 2025.
March Subscriptions
Through the date of issuance of the consolidated financial statements, the Company received approximately $1,259.9 million of subscriptions, inclusive of distributions reinvested through the Company’s distribution reinvestment plan, relating to the issuance of Class I, Class D and Class S shares effective March 1, 2025.
Castle Peak Amendment
On January 6, 2025, pursuant to Amendment No. 7 to the Credit and Security Agreement for the Castle Peak Funding Facility, dated as of December 18, 2024, the period during which Castle Peak Funding may make borrowings under the Castle Peak Funding facility was extended to January 6, 2028, and the stated maturity date of the Castle Peak Funding Facility was extended to January 7, 2030.
Blanca Peak Amendment
On January 30, 2025, Blanca Peak Funding entered into the Sixth Amendment to the Credit and Security Agreement (the “Blanca Peak Amendment”) to the Blanca Peak Funding Facility. The Blanca Peak Amendment provides for an extension of the period during which Blanca Peak Funding may make borrowings under the Blanca Peak Funding Facility to March 31, 2025.
January 2032 Notes Issuance
On January 29, 2025, the Company issued $1.0 billion aggregate principal amount of 6.000% notes due 2032 (the “January 2032 Notes”) pursuant to a supplemental indenture, dated as of January 30, 2025 (and together with the Base Indenture, the “January 2032 Notes Indenture”), to the Base Indenture between the Company and the Trustee.

The January 2032 Notes will mature on January 29, 2032 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the January 2032 Notes Indenture. The January 2032 Notes bear interest at a rate of 6.000% per year payable semi-annually on January 29 and July 29 of each year, commencing on July 29, 2025. The January 2032 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the January 2032 Notes, rank pari passu
with all existing and future unsecured indebtedness issued by the Company that are not so subordinated, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.
In connection with the January 2032 Notes, the Company entered into two interest rate swaps to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated these interest rate swaps and the January 2032 Notes in qualifying hedge accounting relationships.
November 2028 Notes Upsize
On February 6, 2025, the Company issued $150.0 million aggregate principal amount of 7.300% notes due 2028 (the “November 2028 Notes Upsize”) under the Company’s Base Indenture and November 2028 Notes Indenture. The November 2028 Notes Upsize were issued as “Additional Notes” under the November 2028 Notes Indenture and have identical terms to the Company’s $500.0 million November 2028 Notes that were issued on November 27, 2023, other than the issue date, issue price and initial interest payment date. The November 2028 Notes Upsize will be treated as a single class of notes with the November 2028 Notes for all purposes under the November 2028 Notes Indenture.
In connection with the November 2028 Notes Upsize, the Company entered into an interest rate swap to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the November 2028 Notes Upsize in a qualifying hedge accounting relationship.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

NOT FOR EXECUTION

Subscription Agreement for Shares of Blackstone Private Credit Fund

1. Your Investment

A. Investment Information

Investment Amount $

B. Investment Method

☐	By mail: Please make checks payable to BLACKSTONE PRIVATE CREDIT FUND and attach to this agreement. *

☐	By wire: Please wire funds according to the instructions below.

Name: SS&C GIDS Agent for BLACKSTONE PRIVATE CREDIT FUND

Bank Name: State Street Bank and Trust Company

ABA: 011-000-028

DDA: 99000952

1 Lincoln Street

Boston MA 02111

☐	Broker / Financial advisor will make payment on your behalf

* Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, or travelers’ checks are not accepted.

C. Share Class Selection

☐ Share Class I	☐ Share Class S **	☐ Share Class D **
(The minimum investment is $1,000,000 (unless waived))	(The minimum investment is $2,500)	(The minimum investment is $2,500

Select to purchase net of selling commission

** Available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus, as amended and supplemented.

2. Ownership Type (Select only one)

A.	Taxable Accounts

Brokerage Account Number

☐	Individual or Joint Tenant With Rights of Survivorship

Transfer on Death (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)

☐	Tenants in Common

☐	Community Property

☐	Uniform Gift / Transfer to Minors

State of

Date of Birth

☐	Trust (Include Certification of Investment Powers Form or 1 and Last page of Trust Documents)

☐	C Corporation

☐	S Corporation

☐	Profit-Sharing Plan

☐	Non-profit Organization

☐	Limited Liability Corporation

☐	Corporation / Partnership / Other (Corporate Resolution or Partnership Agreement Required)

B.	Non-Taxable Accounts

Custodian Account Number

☐	IRA (Custodian Signature Required)

☐	Roth IRA (Custodian Signature Required)

☐	SEP IRA (Custodian Signature Required)

☐	Rollover IRA (Custodian Signature Required)

☐	Inherited IRA

☐	Pension Plan (Include Certification of Investment Powers Form)

☐	Other

C.	Custodian Information (To Be Completed By Custodian)

Custodian Name

Custodian Tax ID #

Custodian Phone #

Custodian Stamp Here

D. Entity Name – Retirement Plan / Trust / Corporation / Partnership / Other

Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B

Entity Name	Tax ID Number	Date of Formation	Exemptions (See Form W-9 instructions at www.irs.gov)

Entity Address (Legal Address. Required)
Entity Type (Select one. Required)

☐ Retirement Plan ☐ Trust ☐ S-Corp ☐ C-Corp ☐ LLC ☐ Partnership		Exempt payee code (if any)

☐ Other	Jurisdiction (if Non-US)

(Attach a completed applicable Form W-8)

Exemption from FATCA reporting code (if any)

3. Investor Information

A. Investor Name (Investor / Trustee / Executor / Authorized Signatory Information)

Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address

First Name	(MI)	Last Name

Social Security Number / Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address		City	State	Zip Code

Email Address

If you are a non-US citizen, please specify your country of citizenship (required):

☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. J)	Country of Citizenship

Please specify if you are a Blackstone employee/officer/director/affiliate (required):	☐ Blackstone Employee	☐ Blackstone Officer or Director

☐ Immediate Family Member of Blackstone Officer or Director	☐ Blackstone Affiliate	☐ Not Applicable

B. Co-Investor Name (Co-Investor / Co-Trustee / Co-Authorized Signatory Information, if applicable)

First Name	(MI)	Last Name

Social Security Number / Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address		City	State	Zip Code

Email Address

If you are a non-US citizen, please specify country of citizenship (required):

☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. July 2017)	Country of Citizenship

Please specify if you are a Blackstone employee/officer/director/affiliate (required):	☐ Blackstone Employee	☐ Blackstone Officer or Director

☐ Immediate Family Member of Blackstone Officer or Director	☐ Blackstone Affiliate	☐ Not Applicable

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only. Not available for Louisiana residents. Beneficiary date of birth required. Whole percentages only; must equal 100%.)

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

Custodian/Guardian for a minor Beneficiary (required), cannot be same as Investor or Co-Investor):

D. ERISA Plan Asset Regulations

4. Contact Information (If different than provided in Section 3A)

Mailing Address	City	State	Zip Code

5. Select How You Want to Receive Your Distributions (Please Read Entire Section and Select only one)

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OKLAHOMA, OREGON, VERMONT OR WASHINGTON.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.

ONLY complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.

A.	☐ Check mailed to street address in 3A (only available for non-custodial investors).

B.	☐ Check mailed to secondary address in 3B (only available for non-custodial investors).

C.	☐ Direct Deposit by ACH (only available for non-custodial investors). PLEASE ATTACH A PRE-VOIDED CHECK

D.	☐ Check mailed to Third Party Financial Institution (complete section below)

☐ If you ARE a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

I authorize Blackstone Private Credit Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Blackstone Private Credit Fund in writing to cancel it. In the event that Blackstone Private Credit Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State	Zip Code

Your Bank’s ABA Routing Number		Your Bank Account Number

6. Broker / Financial Advisor Information (Required information. All fields must be completed.)

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that the undersigned is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker		Financial Advisor Name

Advisor Mailing Address

City	State		Zip Code

Financial Advisor Number	Branch Number		Telephone Number

E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by Blackstone Private Credit Fund, all sales of securities must be made through a broker, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, the undersigned has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker or other financial intermediary introducing you to Blackstone Private Credit Fund, then Blackstone Securities Partners L.P. (“BSP”) may be deemed to act as your broker of record in connection with any investment in Blackstone Private Credit Fund. BSP is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If BSP is your broker of record, then your shares will be held in your name on the books of Blackstone Private Credit Fund. BSP will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature (If required by Broker)	Date

7. Electronic Delivery Form (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from Blackstone Private Credit Fund. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

I initial for consent to electronic delivery

Initials

E-mail Address

If blank, the email provided in Section 4 will be used.

8. Subscriber Signatures

Blackstone Private Credit Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish and/or maintain the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If (i) you do not provide the information, (ii) we are unable to confirm that this information is true and correct, including, without limitation, verification of your identity (or that of another person(s) authorized to act on your behalf), or (iii) we believe we have identified potential criminal activity, in each case, we reserve the right to take action as we deem appropriate which may include not opening your account or closing your account and repurchasing your shares under the share repurchase program or otherwise.

Please separately initial each of the representations below. A power of attorney to make representations on behalf of an investor can only be granted for fiduciary accounts; if applicable, by signing the Subscription Agreement you represent and warrant that you have the requisite authority. In order to induce Blackstone Private Credit Fund to accept this subscription, I hereby represent and warrant to you as follows:

8.a. Please Note: All Items in this section 8.a. must be read and initialed.

	Primary Investor Initials	Co-Investor Initials

(i) I have received the prospectus (as amended or supplemented) for Blackstone Private Credit Fund.
	Initials	Initials

(ii)  I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	Initials	Initials

(iii)   In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.”

	Initials	Initials

(iv)  I am (i) an entity that was formed for the purpose of purchasing shares, in which each individual that owns an interest in such entity meets the general suitability requirements described above OR (ii) I am an individual or entity not formed for such purpose.

	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
(v) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.
	Initials	Initials

(vi)  I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus.

	Initials	Initials

(vii)   I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials
(viii) I acknowledge that Blackstone Private Credit Fund may enter into transactions with Blackstone affiliates that involve conflicts of interest as described in the prospectus.
	Initials	Initials

(ix)  I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share will generally be made available at www.bcred.com as of the last day of each month within 20 business days of the last day of each month.

	Initials	Initials

(x)   I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on Blackstone Private Credit Fund’s toll-free, automated telephone line, 844-702-1299.

	Initials	Initials

8.b. If you live in any of the following states, please complete Appendix A to Blackstone Private Credit Fund Subscription Agreement: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Tennessee, and Vermont

In the case of sales to fiduciary accounts, the minimum standards in Appendix A shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

If you do not have another broker or other financial intermediary introducing you to Blackstone Private Credit Fund, then BSP may be deemed to be acting as your broker of record in connection with any investment in Blackstone Private Credit Fund. For important information in this respect, see Section 6 above. I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by Blackstone Private Credit Fund. I acknowledge that the Broker / Financial Advisor (Broker / Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting Blackstone Private Credit Fund Investor Relations at the number indicated below.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for US investors):

Under penalties of perjury, I certify that:

(1)	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
(4)	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

9. Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of Blackstone Private Credit Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify Blackstone Private Credit Fund and the Broker in writing. The Broker may notify Blackstone Private Credit Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and Blackstone Private Credit Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of Blackstone Private Credit Fund.

Return the completed Subscription Agreement to:

Blackstone Private Credit Fund

PO Box 219270

Kansas City, MO 64121-9270

Street and Overnight Address (suite number MUST be included):

Blackstone Private Credit Fund

430 W. 7th Street, Suite 219270

Kansas City, MO 64105-1407

Blackstone Private Credit Fund Investor Relations: 844-702-1299

Appendix A

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.

	Primary Investor Initials	Co-Investor Initials
If I am an Alabama resident, in addition to the suitability standards set forth above, an investment in Blackstone Private Credit Fund will only be sold to me if I have a liquid net worth of at least 10 times my investment in Blackstone Private Credit Fund and its affiliates.
	Initials	Initials
If I am a California resident, in addition to the suitability standards set forth above, I must have either (a) a liquid net worth of $70,000 and annual gross income of $70,000 or (b) a liquid net worth of $300,000. Additionally, I may not invest more than 10% of my liquid net worth in Blackstone Private Credit Fund. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.
	Initials	Initials
If I am an Idaho resident, I must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000.
	Initials	Initials
If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit my aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of my liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.
	Initials	Initials
If I am a Kansas resident, I understand that the Securities Commissioner of Kansas recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10 percent of their liquid net worth.
	Initials	Initials
If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in Blackstone Private Credit Fund or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
	Initials	Initials
If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
	Initials	Initials
If I am a Massachusetts resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Blackstone Private Credit Fund, non-traded real estate investment trusts and in other illiquid direct participation programs.
	Initials	Initials
If I am a Missouri resident, in addition to the suitability standards set forth above, no more than 10% of my liquid net worth shall be invested in Blackstone Private Credit Fund.
	Initials	Initials
If I am a Nebraska resident, I must have (i) either (a) an annual gross income of at least $70,000 and a net worth of at least $70,000, or (b) a net worth of at least $250,000; and (ii) I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
If I am a New Jersey resident, I acknowledge that I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my total investment in Blackstone Private Credit Fund, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of my liquid net worth.
	Initials	Initials
If I am a New Jersey resident, I acknowledge that (a) in an event where Blackstone Credit BDC Advisors LLC (the “Sub-Adviser”), the investment sub-adviser to Blackstone Private Credit Fund, pays certain of Blackstone Private Credit Fund’s expenses, Blackstone Private Credit Fund shall be obligated to reimburse the Adviser of such amount, and this will reduce the returns available to investors, and (b) the Class S and Class D shares may be subject to transaction or other fees, including upfront placement fees or brokerage commissions charged by certain financial intermediaries, not to exceed 3.5% of the aggregate NAV of the respective outstanding Class S shares, or 1.5% of the aggregate NAV of the respective outstanding Class D shares, the Class S and D shares are subject to ongoing distribution fees equal to up to 0.85% per annum of the aggregate NAV of the respective outstanding Class S shares, or up to 0.25% per annum of the aggregate NAV of the outstanding Class D shares, these upfront commissions and fees will cause the per share purchase price to be greater than the initial per share NAV that will be reflected on my account statement (by broker dealers reporting a valuation calculated in accordance with FINRA Rule 2231(c)(1)(B) relating to appraised value), these upfront commissions and fees will reduce the amount of the purchase price that is available for investment and other capital needs, and that the shareholder servicing fees will reduce the amount of distributions that are paid with respect to the Class S and D shares.
	Initials	Initials
If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest, and Blackstone Private Credit Fund may not accept, more than ten percent (10%) of my liquid net worth in shares of Blackstone Private Credit Fund, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
	Initials	Initials
If I am a North Dakota resident, I have a net worth of at least ten times my investment in Blackstone Private Credit Fund.
	Initials	Initials
If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in Blackstone Private Credit Fund, affiliates of Blackstone Private Credit Fund and other non-traded business development companies. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) comprised of cash, cash equivalents, and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities. The condition also does not apply to purchasers who meet the definition of an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act.
	Initials	Initials
If I am an Oklahoma resident, I may not invest more than 10% of my liquid net worth in Blackstone Private Credit Fund.
	Initials	Initials
If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Blackstone Private Credit Fund. Liquid net worth in Oregon is defined as net worth excluding the value of the investor’s home, home furnishings and automobile
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in Blackstone Private Credit Fund, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
	Initials	Initials
If I am a Tennessee resident, I must have a liquid net worth of at least ten times my investment in Blackstone Private Credit Fund. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.
	Initials	Initials
If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am non-accredited Vermont investors, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
	Initials	Initials

Blackstone Private Credit Fund

Maximum Offering of $45,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Blackstone Private Credit Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

April 23, 2025

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Blackstone Private Credit Fund are included in Part A of this Registration Statement.

(2) Exhibits

(a)	Fifth Amended and Restated Declaration of Trust of the Fund (incorporated by reference to Exhibit 3.1 to the Fund’s Current Report on Form 8-K, filed on February 23, 2024).

(b)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Fund’s Current Report on Form 8-K, filed on February 23, 2024).

(d)(1)	Form of Subscription Agreement (included in this prospectus as Appendix A).*

(e)(1)	Amended and Restated Distribution Reinvestment Plan, effective as of November 7, 2024 (incorporated by reference to Exhibit 10.6 to the Fund’s Quarterly Report on Form 10-Q, filed on November 13, 2024).

(g)(1)	Investment Advisory Agreement between the Fund and Blackstone Credit BDC Advisors LLC (f/k/a GSO Asset Management LLC), dated October 5, 2020 (incorporated by reference to Exhibit 10.1 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(g)(2)	Amended and Restated Investment Advisory Agreement between the Fund and Blackstone Credit BDC Advisors LLC, dated August 2, 2022 (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 3, 2022).

(g)(3)	Second Amended and Restated Investment Advisory Agreement between the Fund and Blackstone Private Credit Strategies LLC, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.2 to the Fund’s Quarterly Report on Form 10-Q filed on November 13, 2024).

(g)(4)	Sub-Advisory Agreement between the Fund, Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.3 to the Fund’s Quarterly Report on Form 10-Q filed on November 13, 2024).

(h)(1)	Intermediary Manager Agreement between the Fund and the Intermediary Manager, dated October 5, 2020 (incorporated by reference to Exhibit 10.2 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(h)(2)	Form of Selected Intermediary Agreement (incorporated by reference to Exhibit (h)(2) to the Fund’s Registration Statement on Form N-2, filed on September 30, 2020).

(h)(3)	Distribution and Shareholder Servicing Plan of the Fund, dated October 5, 2020 (incorporated by reference to Exhibit 10.4 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(j)	Custodian Agreement between the Fund and State Street Bank and Trust Company, dated October 5, 2020 (incorporated by reference to Exhibit 10.5 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(1)	Administration Agreement between the Fund and Blackstone Alternative Credit Advisors LP, dated October 5, 2020 (incorporated by reference to Exhibit 10.6 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(2)	Administration Agreement between the Fund and Blackstone Private Credit Strategies LLC, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.4 to the Fund’s Quarterly Report on Form 10-Q filed on November 13, 2024).

(k)(3)	Sub-Administration Agreement between Blackstone Private Credit Strategies LLC and Blackstone Alternative Credit Advisors LP, dated November 7, 2024, and effective as of January 1, 2025 (incorporated by reference to Exhibit 10.5 to the Fund’s Quarterly Report on Form 10-Q filed on November 13, 2024).

(k)(4)	Escrow Agreement by and among the Fund, Blackstone Securities Partners L.P., and UMB Bank, N.A., dated October 5, 2020 (incorporated by reference to Exhibit 10.7 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(5)	Agency Agreement between the Fund and SS&C GIDS, Inc. (formerly DST Systems, Inc.), dated October 5, 2020 (incorporated by reference to Exhibit 10.8 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(6)	Multi-Class Plan, dated October 5, 2020 (incorporated by reference to Exhibit 10.14 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(7)	Expense Support and Conditional Reimbursement Agreement by and between the Fund and Adviser, dated October 5, 2020 (incorporated by reference to Exhibit 10.9 to the Fund’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(8)	Master Note Purchase Agreement, dated May 3, 2022, by and among the Fund and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on May 4, 2022).

(k)(9)	Master Note Purchase Agreement, dated October 11, 2022, by and among the Fund and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed October 14, 2022).

(k)(10)	Master Note Purchase Agreement, dated March 25, 2025, by and among the Fund and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed March 26, 2025).

(k)(11)	Indenture, dated June 29, 2021, by and among BCRED BSL CLO 2021-1, Ltd. as issuer, BCRED BSL CLO 2021-1, LLC as co-issuer and U.S. Bank Trust Company, National Association, as trustee (filed as Exhibit 4.2 to the Fund’s Quarterly Report on Form 10-Q, filed on August 16, 2021).

(k)(12)	Indenture, dated as of September 15, 2021, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on September 15, 2021).

(k)(13)	Second Supplemental Indenture, dated as of September 15, 2021, relating to the 2.625% Notes due 2026, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on September 15, 2021).

(k)(14)	Third Supplemental Indenture, dated as of November 2, 2021, relating to the 1.750% Notes due 2026, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 2, 2021).

(k)(15)	Fifth Supplemental Indenture, dated as of November 22, 2021, relating to the 3.250% Notes due 2027, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(16)	Seventh Supplemental Indenture, dated as of January 18, 2022, relating to the 4.000% Notes due 2029, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(17)	Ninth Supplemental Indenture, dated as of April 14, 2022, relating to the 4.875% Notes due 2026, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Fund’s Current Report on Form 8-K, filed on April 21, 2022).

(k)(18)	Tenth Supplemental Indenture, dated as of September 27, 2022, relating to the 7.050% Notes due 2025, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on September 27, 2022).

(k)(19)	Eleventh Supplemental Indenture, dated as of November 27, 2023, relating to the 7.300% Notes due 2028, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 28, 2023).

(k)(20)	Twelfth Supplemental Indenture, dated as of January 25, 2024, relating to the 6.250% Notes due 2031, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Fund’s Current Report on Form 8-K, filed on January 29, 2024).

(k)(21)	Thirteenth Supplemental Indenture, dated as of May 29, 2024, relating to the 5.950% Notes due 2029, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on May 29, 2024).

(k)(22)	Fourteenth Supplemental Indenture, dated as of September 26, 2024, relating to the 4.950% Notes due 2027, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on September 26, 2024).

(k)(23)	Fifteenth Supplemental Indenture, dated as of September 26, 2024, relating to the 5.250% Notes due 2030, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on September 26, 2024).

(k)(24)	Sixteenth Supplemental Indenture, dated as of November 22, 2024, relating to the 5.600% Notes due 2029, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 22, 2024).

(k)(25)	Seventeenth Supplemental Indenture, dated as of November 22, 2024, relating to the 6.000% Notes due 2034, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on November 22, 2024).

(k)(26)	Eighteenth Supplemental Indenture, dated as of January 29, 2025, relating to the 6.000% Notes due 2032, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 29, 2025).

(k)(27)	Form of 2.625% Notes due 2026 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K filed on September 15, 2021).

(k)(28)	Form of 1.750% Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K filed on November 2, 2021).

(k)(29)	Form of 3.250% Notes due 2027 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(30)	Form of 4.000% Notes due 2029 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(31)	Form of 4.875% Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on April 21, 2022).

(k)(32)	Form of 7.050% Notes due 2025 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on September 27, 2022).

(k)(33)	Form of 7.300% Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on November 28, 2023).

(k)(34)	Form of 6.250% Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 29, 2024).

(k)(35)	Form of 5.950% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on May 29, 2024).

(k)(36)	Form of 4.950% Notes due 2027 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on September 26, 2024).

(k)(37)	Form of 5.250% Notes due 2030 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on September 26, 2024).

(k)(38)	Form of 5.600% Notes due 2029 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on November 22, 2024).

(k)(39)	Form of 6.000% Notes due 2034 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on November 22, 2024).

(k)(40)	Form of 6.000% Notes due 2032 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 29, 2025).

(k)(41)	Registration Rights Agreement, dated as of September 26, 2024, relating to the 4.950% Notes due 2027, by and among the Fund and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC and RBC Capital Markets, LLC as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K filed on September 26, 2024).

(k)(42)	Registration Rights Agreement, dated as of September 26, 2024, relating to the 5.250% Notes due 2030, by and among the Fund and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC, Barclays Capital Inc., J.P. Morgan Securities LLC and SMBC Nikko Securities America, Inc. as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.7 to the Fund’s Current Report on Form 8-K filed on September 26, 2024).

(k)(43)	Registration Rights Agreement, dated as of November 22, 2024, relating to the 5.600% Notes due 2029, by and among the Fund and Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, RBC Capital Markets, LLC and Truist Securities, Inc. as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K filed on November 22, 2024).

(k)(44)	Registration Rights Agreement, dated as of November 22, 2024, relating to the 6.000% Notes due 2034, by and among the Fund and Wells Fargo Securities, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and SMBC Nikko Securities America, Inc. as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.7 to the Fund’s Current Report on Form 8-K filed on November 22, 2024).

(k)(45)	Securities Purchase Agreement, dated March 5, 2021, by and among the Fund, Twin Peaks Parent LLC, BCRED Twin Peaks LLC, Teacher Retirement System of Texas and Blackstone Credit BDC Advisors LLC (incorporated by reference to Exhibit 10.3 to the Fund’s Quarterly Report on Form 10-Q, filed on May 10, 2021).

(k)(46)	Amendment and Restatement Agreement dated as of May 6, 2022 to the Senior Secured Credit Agreement dated as of May 18, 2021, by and among the Fund, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on May 12, 2022).

(k)(47)	Amended and Restated Senior Secured Credit Agreement, dated May 6, 2022, by and among the Fund, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on May 12, 2022).

(k)(48)	First Amendment and Extension Agreement to the Amended and Restated Senior Secured Credit Agreement dated June 9, 2023, by and among the Fund, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on June 13, 2023).

(k)(49)	Amended and Restated Senior Secured Credit Agreement dated June 9, 2023, by and among the Fund, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on June 13, 2023).

(k)(50)	Amendment No. 2, dated June 12, 2024, to the Amended and Restated Senior Secured Credit Agreement dated May 6, 2022, by and among the Fund, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 10-Q, filed on August 13, 2024).

(k)(51)	Amendment No. 3, dated August 6, 2024, to the Amended and Restated Senior Secured Credit Agreement dated May 6, 2022, by and among the Fund, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 10-Q, filed on August 13, 2024).

(l)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l) to the Fund’s Registration Statement on Form N-2 (File No. 278966), filed on April 26, 2024).

(n)(1)	Consent of Deloitte & Touche LLP.*

(n)(2)	Power of Attorney (incorporated by reference to Exhibit (n)(2) to the Fund’s Registration Statement on Form N-2 (File No. 333-278966), filed on April 26, 2024).

(p)	Subscription Agreement for Seed Capital (incorporated by reference to Exhibit (p) to the Fund’s Registration Statement on Form N-2 (File No. 333-248432), filed on August 26, 2020).

(r)(1)	Code of Ethics of the Fund (incorporated by reference to Exhibit 14 of the Fund’s Annual Report on Form 10-K filed on March 14, 2025).

(r)(2)	Code of Ethics of the Advisers (incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-278966), filed on April 26, 2024).

(s)	Calculation of Filing Fee Table (incorporated by reference to Exhibit (s) to the Fund’s Registration Statement on Form N-2 (File No. 333-278966), filed on April 26, 2024).

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Name	Jurisdiction	Ownership
BCRED BARD PEAK FUNDING LLC	DELAWARE	100%
BCRED BEAR PEAK FUNDING LLC	DELAWARE	100%
BCRED BISON PEAK FUNDING LLC	DELAWARE	100%
BCRED BLANCA PEAK FUNDING LLC	DELAWARE	100%
BCRED BORAH PEAK FUNDING, LLC	DELAWARE	100%
BCRED BUSHNELL PEAK FUNDING LLC	DELAWARE	100%
BCRED CASTLE PEAK FUNDING LLC	DELAWARE	100%
BCRED DENALI PEAK FUNDING LLC	DELAWARE	100%
BCRED GANNETT PEAK FUNDING LLC	DELAWARE	100%
BCRED GRANITE PEAK FUNDING LLC	DELAWARE	100%
BCRED HAYDON PEAK FUNDING LLC	DELAWARE	100%

Name	Jurisdiction	Ownership
BCRED JACQUE PEAK FUNDING LLC	DELAWARE	100%
BCRED MAROON PEAK FUNDING LLC	DELAWARE	100%
BCRED MERIDIAN PEAK FUNDING LLC	DELAWARE	100%
BCRED MIDDLE PEAK FUNDING LLC	DELAWARE	100%
BCRED MONARCH PEAK FUNDING LLC	DELAWARE	100%
BCRED NAOMI PEAK FUNDING LLC	DELAWARE	100%
BCRED PHOENIX PEAK FUNDING LLC	DELAWARE	100%
BCRED SUMMIT PEAK FUNDING LLC	DELAWARE	100%
BCRED TWIN PEAKS LLC	DELAWARE	100%
BCRED WINDOM PEAK FUNDING LLC	DELAWARE	100%
BCRED BSL WH 2022-1 FUNDING LLC	DELAWARE	100%
BCRED INVESTMENTS LLC	DELAWARE	100%
BCRED X HOLDINGS LLC	DELAWARE	100%
BCRED BSL CLO 2021-1 LTD.	CAYMAN ISLANDS	100%
BCRED BSL CLO 2021-1, LLC	DELAWARE	100%
BCRED BSL CLO 2021-2, LTD.	CAYMAN ISLANDS	100%
BCRED BSL CLO 2021-2, LLC	DELAWARE	100%
BCRED BSL CLO 2022-1 LTD.	JERSEY	100%
BCRED BSL CLO 2022-1 LLC	DELAWARE	100%
BCRED MML CLO 2021-1 LLC	DELAWARE	100%
BCRED MML CLO 2022-1 LLC	DELAWARE	100%
BCRED MML CLO 2022-2 LLC	DELAWARE	100%
BCRED CLO 2023-1 DEPOSITOR LLC	DELAWARE	100%
BCRED CLO 2023-1 LLC	DELAWARE	100%
BCRED CLO 2024-1 DEPOSITOR LLC	DELAWARE	100%
BCRED CLO 2024-1 LLC	DELAWARE	100%
BCRED CLO 2024-2 DEPOSITOR LLC	DELAWARE	100%
BCRED CLO 2024-2 LLC	DELAWARE	100%
BCRED LENDER FINANCE DEPOSITOR LLC	DELAWARE	100%
BCRED LENDER FINANCE 2025-1 LLC	DELAWARE	100%
BCRED CLO 2025-1 DEPOSITOR LLC	DELAWARE	100%
BCRED CLO 2025-1 LLC	DELAWARE	100%
BCRED ASSOCIATES GP (LUX) S.À R.L	LUXEMBOURG	100%
BCRED DIRECT LENDING I (LUX) SCSP	LUXEMBOURG	100%
BCRED C-1 LLC	DELAWARE	100%
BCRED C-2 FUNDING LLC	DELAWARE	100%
BCRED C-3 FUNDING LLC	DELAWARE	100%

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s Common Shares at March 28, 2025.

Title of Class	Number of Record Holders
Class I	52,349
Class S	72,327
Class D	707
Total	125,383

Item 30. Indemnification

The information contained under the heading “Description of our Shares,” “Advisory Agreements and Administration Agreements” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant obtains and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Advisers

A description of any other business, profession, vocation or employment of a substantial nature in which Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, and each managing director, director or executive officer of Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding Blackstone Private Credit Strategies LLC and Blackstone Credit BDC Advisors LLC and their officers and managing members is set forth in Part A of this Registration Statement, as incorporated herein by reference, and their Forms ADV, as filed with the Securities and Exchange Commission (SEC File Nos. 801-128455 and 801-113393, respectively).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant;

(2) the transfer agent;

(3) the Custodian;

(4) the Advisers; and

(5) the Administrators.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

1) Not applicable.

2) Not applicable.

3)

a. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

i. to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1), (2) and (3) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, that is part of the registration statement;

b. that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser,

i. if the Registrant is subject to Rule 430B under the 1933 Act:

1. each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

2. each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 The underwriting agreement contains a provision whereby the Registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the Registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter; and

ii. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii. the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4) If the Registrant is filing a registration statement permitted by Rule 430A under the Securities Act, an undertaking that:

a. for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b. for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5) Not applicable.

6) Request for acceleration of effective date or filing of registration statement becoming effective upon filing. Include the following if acceleration is requested of the effective date of the registration statement pursuant to Rule 461 under the Securities Act, or if a registration statement filed pursuant to General

Instruction A.2 of this Form N-2 will become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) or (f) under the Securities Act, and:

a. Any provision or arrangement exists whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act, or

b. The underwriting agreement contains a provision whereby the Registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the Registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter, and

c. The benefits of such indemnification are not waived by such persons:

i. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7) An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that this Registration Statement on Form N-2 meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act and has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on April 23, 2025.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Brad Marshall
Name:	Brad Marshall
Title:	Co-Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Brad Marshall Brad Marshall	Co-Chief Executive Officer and Trustee (Principal Executive Officer)	April 23, 2025

/s/ Jonathan Bock Jonathan Bock	Co-Chief Executive Officer (Principal Executive Officer)	April 23, 2025

/s/ Teddy Desloge Teddy Desloge	Chief Financial Officer (Principal Financial Officer)	April 23, 2025

/s/ Matthew Alcide Matthew Alcide	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	April 23, 2025

/s/ Robert Bass* Robert Bass	Trustee	April 23, 2025

/s/ James F. Clark* James F. Clark	Trustee	April 23, 2025

/s/ Tracy Collins* Tracy Collins	Trustee	April 23, 2025

/s/ Vicki L. Fuller* Vicki L. Fuller	Trustee	April 23, 2025

/s/ Vikrant Sawhney* Vikrant Sawhney	Trustee	April 23, 2025

/s/ Michelle Greene* Michelle Greene	Trustee	April 23, 2025

*By:	/s/ Brad Marshall
Brad Marshall
As Agent or Attorney-in-Fact

April 23, 2025

The original power of attorney authorizing Brad Marshall to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed has been executed and filed as an exhibit to the Registration Statement.

Schedule of Exhibits

(n)(1)	Consent of Deloitte & Touche LLP
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).